Exhibit 99.2

NOTICE OF SPECIAL MEETING TO BE HELD ON MAY 6, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

dated April 9, 2021

with respect to the

QUALIFYING ACQUISITION, CONTINUANCE AND EXTENSION OF THE PERMITTED TIMELINE

of

BESPOKE CAPITAL ACQUISITION CORP.

(to be renamed Vintage Wines Estates, Inc.)

THE BOARD OF DIRECTORS OF BESPOKE CAPITAL ACQUISITION CORP. UNANIMOUSLY RECOMMENDS THAT BCAC SHAREHOLDERS VOTE FOR THE TRANSACTION RESOLUTION AND CONTINUANCE RESOLUTION.

THE BOARD OF DIRECTORS OF BCAC UNANIMOUSLY RECOMMENDS THAT HOLDERS OF BCAC CLASS A RESTRICTED VOTING SHARES VOTE FOR THE EXTENSION RESOLUTION.

This notice of special meeting, management information circular and accompanying materials are important and require your immediate attention. They require holders of Class A Restricted Voting Shares and Class B Shares of BCAC to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

April 9, 2021

Dear shareholder:

It is my pleasure to extend to you, on behalf of the board of directors (the “Board”) of Bespoke Capital Acquisition Corp. (“BCAC”), an invitation to attend a special meeting of BCAC’s shareholders (the “Meeting”) to approve, in accordance with the Nasdaq rules, BCAC’s acquisition of Vintage Wine Estates, Inc. (“VWE”) and related matters.

We are excited about this transaction as we believe that the acquisition of VWE (the “Transaction”), which constitutes our qualifying acquisition, represents a unique opportunity to invest in a company which is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands and packaging concepts as well as craft spirits. Since its organization as a California corporation over 20 years ago, VWE has grown organically through brand creation and acquisitions to become one of the largest wine producers in the United States based on cases of wine shipped.

VWE’s historical revenue growth of approximately 21% and EBITDA growth of 24% over the past ten years puts it at the top of the industry. These stellar results were due to a combination of organic growth of approximately 9%, and over 20 successfully completed acquisitions. The merger also represents a compelling valuation relative to comparable companies. The pro forma combined company is valued at a full-year 2022 estimated EV/EBITDA multiple of less than 13 and a full-year 2022 estimated price-earnings multiple of approximately 21. Comparable companies, in particular Duckhorn Vineyards, the most direct comparable, which went public last month, currently trades at 21.5 times full-year 2022 estimated EV/EBITDA and a full-year 2022 estimated price-earnings multiple of 45.

The wine industry is large, with over 427 million cases consumed annually in the United States, and a total addressable market of approximately $47 billion. It is also highly fragmented with over 10,000 wineries in the United States, of which approximately 50% have indicated a potential willingness to sell in the next two years. We believe VWE is well positioned in the $10-and-up premium and fine wines segments, which has grown at approximately 6% historically and is expected to continue to grow at 6% annually.

VWE’s key strengths include its unique three-pronged route to market strategy consisting of a strong direct-to-consumer segment comprising approximately 29% of revenues, a rapidly growing exclusive brands/business-to-business segment contributing approximately 30% of revenues, and the traditional wholesale business segment contributing the balance of approximately 41% of revenues. VWE has built long term relationships with many of the top retailers in the United States including Albertson’s/Safeway, Costco, Kroger, Target, Total Wine, and others. It is diversified by brand with over 50 brands currently offered and owns or controls vineyards in premier winegrowing regions of the United States, from the Central Coast of California to storied appellations in Napa Valley and Sonoma County, north to Oregon and Washington. Many of VWE’s brands are consistent award winners and are rated 90+ by industry experts. VWE has strong innovation capabilities, regularly introducing new exclusive brands such as Bar Dog and Photograph, as well as additional adjacent markets, including hard cider, cannabis infused beverages (when federally legal), and hard seltzer.

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VWE’s management is highly regarded, led by founder and CEO Pat Roney and President Terry Wheatley, and augmented by a strong team. BCAC will provide its best in class oversight via Paul Walsh, former CEO of Diageo, who will act as non-executive Chairman of the company, augmented by Rob Berner and Mark Harms, two experienced private equity investors with deep knowledge of the wine industry.

Due to the public health impact and global spread of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, and other stakeholders, we will be holding the Meeting in a virtual-only format, which will be conducted via live audio webcast online at https://virtual-meetings.tsxtrust.com/1123. During the audio webcast, shareholders will be able to hear the Meeting live, and registered shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risk that may be associated with large gatherings. The accompanying management information circular (the “Circular”) provides important and detailed instructions about how to participate at the virtual Meeting.

As part of the Transaction, New VWE Holdco (as defined in the Circular) will gain access to BCAC’s cash, which will allow New VWE Holdco to execute on its growth strategy. We are truly excited about this opportunity.

At the Meeting, you will be asked to consider and, if thought advisable, approve, with or without variation, an ordinary resolution (the “Transaction Resolution”) with respect to the Transaction involving BCAC acquiring all of the equity of VWE upon the terms and subject to the conditions set forth in the transaction agreement dated February 3, 2021 (the “Transaction Agreement”), by and among BCAC, VWE, VWE Acquisition Sub Inc. (“Merger Sub”), Bespoke Sponsor Capital LP and Darrell D. Swank, as seller representative, by way of a merger between Merger Sub and VWE. The Transaction will constitute BCAC’s “qualifying acquisition” under the rules of the Toronto Stock Exchange and Nasdaq. The Transaction is being approved to satisfy the Nasdaq requirements but shareholder approval is not required under the Toronto Stock Exchange rules.

You will also be asked at the Meeting to consider and, if thought advisable, approve, with or without variation a special resolution authorizing and approving the continuance of BCAC from the laws of the Province of British Columbia to the laws of the State of Nevada (the “Continuance Resolution”) and approving the articles of domestication and articles of incorporation of the continued corporation providing for, among other things, the change of name of BCAC to “Vintage Wine Estates, Inc.” (as such, “New VWE Holdco”).

The holders of BCAC’s Class A Restricted Voting Shares will be asked to approve the extension of the permitted timeline (the “Extension Resolution” and together with the Transaction Resolution and the Continuance Resolution, the “BCAC Resolutions”) for BCAC to complete the Transaction from May 15, 2021 to July 30, 2021 (the “Extension”). The purpose of the Extension is to allow us more time to complete the Transaction, including to obtain requisite regulatory approvals. If the Extension is not approved, it is likely that BCAC will not have obtained all regulatory approvals required to complete the Transaction prior to the expiry of BCAC’s current permitted timeline on May 15, 2021. In the event that the Extension is approved, holders of BCAC’s Class A Restricted Voting Shares who have validly elected to redeem their Class A Restricted Voting Shares will be paid the Extension Redemption Amount (as defined below) on or about May 17, 2021.

Shareholders of BCAC may also be asked at the Meeting to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Transaction also requires the approval of the shareholders of VWE.

AFTER CAREFUL CONSIDERATION, AND CONSULTATION WITH ITS ADVISORS, BCAC’S BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY THAT SHAREHOLDERS VOTE IN FAVOUR OF THE BCAC RESOLUTIONS.

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In making its recommendation, the Board considered a number of factors, as described in the Circular under the heading “The Transaction — BCAC’s Reasons for the Recommendation”.

This is an important matter affecting the future of BCAC and your vote is important regardless of the number of Class A Restricted Voting Shares and/or Class B Shares (collectively, the “BCAC Shares”) you own. BCAC is holding the Meeting as a virtual-only meeting, which will be conducted via live webcast and you will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at the address set out in the notice of meeting. Beneficial Shareholders (being Shareholders who hold their securities through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting.

If you are a beneficial Shareholder, you should follow the instructions provided by your broker or other intermediary to vote your BCAC Shares. See the section in the accompanying Circular entitled “General Information Respecting the Meeting — Beneficial Shareholders or Non-Registered Shareholders” for further information on how to vote your BCAC Shares.

Registered Shareholders who are entitled to and validly dissent from the Continuance Resolution will be entitled to be paid fair value of their BCAC Shares, subject to strict compliance with sections 237 to 247 of the Business Corporations Act (British Columbia).

In connection with the Extension, holders of Class A Restricted Voting Shares in the capital of BCAC have the right to redeem all or a portion of such shares in accordance with their terms, provided that they deposit their shares for redemption prior to 4:00 p.m. (EDT) on the third busines day proceeding the date of the Meeting, which is currently anticipated to be on May 3, 2021 (the “Extension Redemption Deadline”). Subject to applicable law, all Class A Restricted Voting Shares validly deposited for redemption in connection with the Extension shall be redeemed for an amount per Class A Restricted Voting Share payable in cash (the “Extension Redemption Amount”), equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Extension Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC, subject to the limitations described in the accompanying Circular. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the Extension Redemption Amount per Class A Restricted Voting Share validly submitted for redemption will be paid on or about May 17, 2021.

Holders of Class A Restricted Voting Shares in the capital of BCAC that do not deposit their shares for redemption on or before the Extension Redemption Deadline will also have the right to redeem all or a portion of their shares in accordance with their terms on or before the 21st day following the filing of the final prospectus of BCAC with the Canadian securities regulatory authorities in connection with the Transaction. The notice of redemption along with a copy of the BCAC final prospectus will be delivered to Shareholders in accordance with the Toronto Stock Exchange rules.

The Circular, including the appendices thereto, contains a detailed description of the Transaction and other information relating to BCAC and VWE. We urge you to consider carefully all of the information in the Circular. Shareholders who have any questions or need additional information with respect to the voting of their BCAC Shares should consult their financial, legal, tax or other professional advisors.

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On behalf of BCAC, I would like to thank all of our securityholders for their ongoing support as we prepare to complete our qualifying acquisition.

Yours very truly,

(signed) “Mark Harms”

Mark Harms

Chief Executive Officer

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 6, 2021

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of Class A Restricted Voting Shares and Class B Shares (collectively, the “BCAC Shares”) in the capital of Bespoke Capital Acquisition Corp. (“BCAC”) will be held as a virtual-only meeting via live audio webcast online at https://virtual-meetings.tsxtrust.com/1123, on May 6, 2021 at 1:00 p.m. (EDT), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

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to consider, and if deemed advisable, to approve, with or without variation, a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Circular”), approving the acquisition by BCAC of Vintage Wine Estates, Inc. (“VWE”) in accordance with applicable Nasdaq rules, all as more particularly described in the Circular;

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to consider, and if deemed advisable, to approve, with or without variation, a special resolution authorizing and approving the continuance of BCAC from the laws of the Province of British Columbia to the laws of the State of Nevada (the “Continuance”) and approving the articles of domestication and articles of incorporation of the continued corporation providing for, among other things, the change of name of BCAC to “Vintage Wine Estates, Inc.”; (the “Continuance Resolution”), the full text of which is set forth in Appendix “C” to the Circular;

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conditional upon the approval of the Transaction Resolution and the Continuance Resolution, to consider, and if thought advisable, to pass an ordinary resolution, the full text of which is set out in Appendix “D” to the Circular, to approve the extension of the permitted timeline (the “Extension Resolution”) for BCAC to complete the Transaction (as defined in the Circular) from May 15, 2021 to July 30, 2021 (the “Extension”), which Extension Resolution may be voted on by the holders of Class A Restricted Voting Shares only; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting is March 31, 2021 (the “Record Date”). Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

Due to the public health impact and global spread of COVID-19, and to mitigate risks to the health and safety of the BCAC’s communities, Shareholders, and other stakeholders, BCAC will be holding the Meeting in a virtual-only format, which will be conducted via live audio webcast online at https://virtual-meetings.tsxtrust.com/1123. During the audio webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. BCAC hopes that hosting a virtual meeting helps enable greater participation by Shareholders by allowing

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Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risk that may be associated with large gatherings. The accompanying Circular provides important and detailed instructions about how to participate at the virtual Meeting.

As a Shareholder, it is very important that you read the Circular and other meeting materials carefully. They contain important information with respect to voting your BCAC Shares and attending and participating at the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your BCAC Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST complete the form to request a control number found at the following website: https://tsxtrust.com/resource/en/75 and return the form according to the instructions included on the form via email to: TSXTrustProxyVoting@tmx.com not later than 1:00 p.m. (EDT) on May 4, 2021, or if the Meeting is adjourned or postponed, not less 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed Meeting, and provide the Transfer Agent with their proxyholder’s contact information so that the Transfer Agent may provide the proxyholder with a control number or username via email. Without a control number or username, proxyholders will not be able to participate online at the Meeting.

A registered holder of BCAC Shares may attend the Meeting online or may be represented by proxy. If you are a registered holder of BCAC Shares and you are unable to attend the Meeting online, we encourage you to vote by completing the enclosed form of proxy in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of BCAC’s transfer agent, TSX Trust Company, at 301-100 Adelaide St. W. Toronto ON M5H 4H1, or by internet at www.voteproxyonline.com by 1:00 p.m. (EDT) on May 4, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a Shareholder. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

These shareholder materials are being sent to both registered and non-registered owners of the BCAC Shares. If you are a non-registered owner, and BCAC or its agent has sent these materials directly to you, your name and address and information about your holdings of BCAC Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

If you are not a registered holder of BCAC Shares and receive these materials through your broker or other intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

If you plan to vote at a Meeting, it is important that you are connected to the internet at all times during such Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for

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the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures.

In connection with the Extension, holders of Class A Restricted Voting Shares in the capital of BCAC have the right to redeem all or a portion of their Class A Restricted Voting Shares in accordance with their terms, provided that they deposit their shares for redemption prior to 4:00 p.m. (EDT) on the third busines day proceeding the date of the Meeting, which is currently anticipated to be on May 3, 2021 (the “Extension Redemption Deadline”). Subject to applicable law, all Class A Restricted Voting Shares validly deposited for redemption in connection with the Extension shall be redeemed for an amount per Class A Restricted Voting Share payable in cash (the “Extension Redemption Amount”) equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Extension Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC, subject to the limitations described in the accompanying Circular. In the event that the Extension is approved and the Transaction is not completed on or prior to May 15, 2021, holders of BCAC’s Class A Restricted Voting Shares who have validly elected to redeem their Class A Restricted Voting Shares will be paid the Extension Redemption Amount on or about May 17, 2021.

Holders of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares pursuant to the redemption right. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Holders of Class A Restricted Voting Shares in the capital of BCAC that do not deposit their shares for redemption on or before the Extension Redemption Deadline will also have the right to redeem all or a portion of their shares in accordance with their terms (the “Prospectus Redemption Right”) on or before the 21st day following the filing of the final prospectus of BCAC with the Canadian securities regulatory authorities in connection with the Transaction (“Prospectus Redemption Deadline”).

Holders of Class A Restricted Voting Shares who duly elect to redeem following the Extension Redemption Deadline but prior to the Prospectus Redemption Deadline will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Share are converted redeemed and cancelled on or about the closing of the Transaction in accordance with the Articles. The notice of redemption along with a copy of the BCAC final prospectus will be delivered to Shareholders in accordance with the Toronto Stock Exchange rules and will set out additional details with respect to the Prospects Redemption.

Notwithstanding any of the foregoing, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS) that, together with any affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require BCAC to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”) with respect to the Prospectus Redemption Right. The Redemption Limitation does not apply to redemptions deposited in connection with the Extension.

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), a registered Shareholder may, until the close of business on May 3, 2021, or at least two days before any date to which the Meeting may be postponed or adjourned, give BCAC a notice of dissent by sending it to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Attention: Corporate Secretary, with respect to the Continuance Resolution set forth in Appendix “C” to the Circular. As a result of giving a notice of dissent you may, on receiving from BCAC a notice under section 243 of the BCBCA that BCAC intends to act or has acted on the

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authority of the Continuance Resolution, require BCAC to purchase all of your BCAC Shares in respect of which the notice of dissent was given. This dissent right, and the procedures for its exercise, are as described in the Circular under the heading “Continuance — Dissent Rights” and in Appendix “E” of the Circular. Only registered Shareholders are entitled to exercise rights of dissent. Failure to comply strictly with the dissent procedures described in the Circular and Appendix “E” will result in the loss or unavailability of any right of dissent.

Non-registered Shareholders whose BCAC Shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS ARE ENTITLED TO DISSENT IN RESPECT OF THE CONTINUANCE RESOLUTION. Non-registered beneficial Shareholders should contact their broker, investment dealer, bank or other nominee in order to exercise dissent rights. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice.

A Shareholder that intends to give a notice of dissent with respect to any BCAC Shares registered in their name should not vote those BCAC Shares in favour of the Continuance Resolution.

Given the redemption rights attached to the Class A Restricted Voting Shares, which are substantially simpler than the dissent rights procedurally, it is not recommended that Shareholders exercise the dissent right without very careful consideration.

Shareholders that have any questions or need additional information with respect to the voting of their BCAC Shares should consult their financial, legal, tax or other professional advisors.

DATED this 9th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Mark Harms”

Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

April  9, 2021

INTRODUCTION

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Bespoke Capital Acquisition Corp. (“BCAC”) for use at the special meeting of the Shareholders of BCAC (the “Meeting”), to be held on Thursday, May 6, 2021 at 1:00 p.m. (EDT), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of special meeting (the “Notice of Meeting”). To ensure the health and safety of our communities, Shareholders and other stakeholders in light of the ongoing COVID-19 pandemic, the Meeting will be conducted as a virtual-only meeting via live audio webcast available online at https://virtual-meetings.tsxtrust.com/1123. During the audio webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders and duly appointed and registered proxyholders will be able to submit questions and vote while the Meeting is being held. BCAC hopes that hosting a virtual meeting helps enable greater participation by Shareholders by allowing Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risk that may be associated with large gatherings.

Any capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the “Glossary of Terms” included herein. Except to the extent otherwise stated herein, all information set forth herein is given as of April 9, 2021.

All summaries of, and references to, the Transaction in this Circular are qualified in their entirety by reference to the complete text of the Transaction Agreement, attached as Appendix “B” to this Circular. You are urged to carefully read the full text of the Transaction Agreement.

No Person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice to any particular Shareholder, and Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

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INFORMATION CONCERNING VWE

Certain information in this Circular pertaining to Vintage Wine Estates, Inc. (“VWE”) and its business, including but not limited to, the information pertaining to VWE in the Prospectus attached to this Circular as Appendix “F”, has been provided by VWE. Although BCAC has no knowledge that would indicate that any of such information is untrue or incomplete, BCAC and its directors and officers assume no responsibility for the accuracy or completeness of such information or the failure by VWE to disclose events that may have occurred or may affect the completeness or accuracy of such information, but which are unknown to BCAC.

FORWARD-LOOKING INFORMATION

This Circular (including the appendices hereto) contains and incorporates certain statements or disclosures that are prospective in nature and that may constitute forward-looking information and/or forward-looking statements within the meaning of applicable Canadian securities legislation. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of BCAC, and/or VWE anticipate or expect may or will occur in the future (in whole or in part) should be considered forward-looking information. Forward-looking statements include, but are not limited to, statements relating to:

•	BCAC’s and VWE’s ability to complete the Transaction;

•	New VWE Holdco’s ability to realize the benefits expected from the proposed Transaction;

•	changes in the market for New VWE Holdco’s products and services and New VWE Holdco’s ability to compete successfully within its industry;

•	growth plans, projected costs, strategies and opportunities;

•	the availability and amount of cash upon closing of the Transaction;

•	possible or projected future financial results and future market position of New VWE Holdco;

•	the impact of the COVID-19 pandemic on New VWE Holdco’s business;

•	New VWE Holdco’s ability to make acquisitions on preferable terms or at all;

•	consumer preferences and buying habits;

•	New VWE Holdco’s relationships with its distributors;

•	New VWE Holdco’s ability to increase its production capacity in an efficient manner; and

•	New VWE Holdco’s future capital requirements and sources and uses of cash.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date they are made. The following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this Circular, could affect the future results of BCAC and VWE prior to the Transaction, and New VWE Holdco following the Transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this prospectus:

•	any delay in the consummation of the Transaction;

•	the effect of economic conditions on the industries and markets in which New VWE Holdco will operate, including financial market conditions, fluctuations in prices, interest rates and market demand;

•

the ability of the parties to obtain the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect New VWE Holdco or the expected benefits of the Transaction);

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•	risks related to disruption of management’s time from ongoing business operations due to the Transaction;

•	the outcome of any legal proceedings that may be instituted against BCAC or VWE following announcement of the Transaction Agreement and the transactions contemplated therein;

•	limited liquidity and trading of BCAC or New VWE Holdco’s securities;

•

the potential adverse effect of the ongoing COVID-19 pandemic, or any future pandemic, epidemic or outbreak of infectious disease, on New VWE Holdco’s business and the U.S. economy and financial market;

•	declines or unanticipated changes in consumer demand for New VWE Holdco’s products;

•	the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on New VWE Holdco’s business;

•	potential loss of market share to competitors who have greater financial, technical, marketing and public relations resources available to them than New VWE Holdco;

•	New VWE Holdco’s significant reliance on its distribution channels;

•	potential reputation harm to New VWE Holdco’s brand from internal and external sources;

•	decreases in New VWE Holdco’s wine quality ratings;

•	potential departures from New VWE Holdco’s senior management team;

•	integration risks associated with New VWE Holdco’s acquisitions;

•	changes in applicable laws and regulations and significant expense to New VWE Holdco of operating in a highly regulated industry;

•

New VWE Holdco’s ability to make payments on its indebtedness, maintain compliance with covenants and other restrictions in its credit facility, and adverse market reaction to any increased indebtedness VWE may incur in the future;

•	interest rate changes; and

•	other factors discussed under “Risk Factors”.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described under the heading “Risk Factors” and elsewhere in this Circular. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Circular describe additional factors that could adversely affect the business, financial condition or results of operations of BCAC and VWE prior to the Transaction, and New VWE Holdco following the Transaction. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can BCAC or New VWE Holdco assess the impact of all such risk factors on the business of BCAC and VWE prior to the Transaction, and New VWE Holdco following the Transaction, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to BCAC or VWE or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. None of BCAC and VWE prior to the Transaction, or New VWE Holdco following the Transaction, undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of BCAC or VWE, as applicable, on the relevant subject. These statements are based upon information available to BCAC or VWE, as applicable, as of the date of this prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that BCAC or VWE, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

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All forward-looking statements included in and incorporated into this Circular are qualified by these cautionary statements. Unless otherwise indicated, the forward-looking statements contained herein are made as of the date of this Circular and, except as expressly required by applicable law, BCAC or New VWE Holdco undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

Readers are cautioned that the foregoing list of risk factors should not be construed as exhaustive.

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NOTICE TO SECURITYHOLDERS NOT RESIDENT IN CANADA

BCAC is a corporation organized under the laws of the Province of British Columbia. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. Shareholders should be aware that the requirements applicable to BCAC under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the laws of other jurisdictions outside Canada may be affected adversely by the fact that BCAC is organized under the laws of the Province of British Columbia and that all or substantially all of its assets are located in Canada. You may not be able to sue BCAC or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel BCAC to subject itself to a judgment of a court outside Canada.

THIS TRANSACTION AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY U.S. SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION, UPON THE SECURITIES TO BE ISSUED IN CONNECTION THEREWITH OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “US$” are to United States dollars. References to “C$” are to Canadian dollars. All financial statements and management’s discussion and analysis of VWE are expressed in United States dollars.

This Circular includes select non-GAAP financial measures to analyze performance. For information regarding such measures, see the section entitled “Notice to Readers” in the Prospectus included at Appendix “F” hereto. Unless otherwise indicated, all financial statements and information included in this Circular were prepared in accordance with U.S. GAAP.

The New VWE Holdco pro forma financial statements in the Prospectus included at Appendix “F” hereto assume the completion of the Transaction. For more information regarding such pro forma financial statements, see the section entitled “Selected Consolidated Financial Information” in such Appendix “F”.

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GLOSSARY OF TERMS

“2028 Annual Meeting” means the 2028 annual meeting of shareholders of New VWE Holdco.

“Adjustment Escrow Deposit” means 1,000,000 shares of New VWE Holdco common stock.

“Affiliate” has the meaning ascribed to such term in National Instrument 45-106 — Prospectus Exemptions, as it exists upon the date hereof.

“allowable capital loss” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations — Considerations Applicable to All Resident Holders — Taxation of Capital Gains and Capital Losses”.

“Articles” means the notice of articles and articles of BCAC prior to completion of the Transaction.

“Associate” has the meaning ascribed thereto in section 1(1) of the Securities Act (Ontario).

“Base Merger Consideration” means a number of shares of New VWE Holdco common stock determined by dividing the Base Merger Consideration Amount by $10 and rounding down to eliminate any fractional share.

“Base Merger Consideration Amount” means U.S.$306,868,912 minus the Series B Preference Amount (as defined in the Transaction Agreement) minus the Remaining Cash Amount minus the MIP Payment Amount.

“BCAC” means Bespoke Capital Acquisition Corp.

“BCAC Financial Statements” means the audited financial statements of BCAC for the year ended December 31, 2020 and for the period from inception on July 8, 2019 to December 31, 2019, together with the notes thereto and the auditors’ report thereon, and attached as Appendix “A” to the Prospectus.

“BCAC Resolutions” means collectively the Transaction Resolution, the Continuance Resolution and the Extension Resolution.

“BCAC Shares” means the Class A Restricted Voting Shares and the Class B Shares.

“BCBCA” means the Business Corporations Act (British Columbia).

“Bespoke” means Bespoke Capital Partners LLC, a Delaware limited liability company.

“Board” or “Board of Directors” means the board of directors of BCAC.

“Broadridge” has the meaning ascribed thereto in “General Information Respecting the Meeting — Beneficial Shareholders or Non-Registered Shareholders”.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which banks are required or authorized to close in either the City of New York or the City of Toronto.

“CDS” means CDS Clearing and Depositary Services Inc.

“CDS Participant” has the meaning ascribed thereto in “Redemption Rights — Process for Redemption by Non-Registered Holders of Class A Restricted Voting Shares”.

“Circular” has the meaning ascribed thereto in “Introduction”.

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“Class A Restricted Voting Shares” means the class A restricted voting shares in the capital of BCAC which are to be automatically converted into shares of New VWE Holdco common stock, and each a “Class A Restricted Voting Share”.

“Class A Restricted Voting Units” means the class A restricted voting units offered to the public under BCAC’s initial public offering at an offering price of $10.00 per class A restricted voting unit, each comprised of one Class A Restricted Voting Share and one-half of a Warrant and each a “Class A Restricted Voting Unit”.

“Class B Shares” means the Class B shares in the capital of BCAC which are to be automatically converted into shares of New VWE Holdco common stock, and each a “Class B Share”.

“Closing” means the closing of the Transaction.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consent Solicitation/Prospectus” means the consent solicitation/prospectus included in the Registration Statement.

“Continuance” means the continuance of BCAC from the Province of British Columbia to the State of Nevada, and such continuance is referred to for the purposes of the laws of the States of Nevada as a “Domestication”.

“Continuance Resolution” means a special resolution of the Shareholders approving the application by BCAC for the Continuance to be considered at the Meeting, substantially in the form attached to this Circular as Appendix “C”.

“control” means, (including the terms “controlled by” and “under common control with”), unless otherwise specified herein, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of share capital or other Equity Interests, as trustee or executor, by contract or otherwise.

“COVID-19” means severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).

“Dissent Provisions” has the meaning ascribed to it under the heading “Continuance — Dissent Rights”.

“Dissent Rights” has the meaning ascribed to it under the heading “Continuance — Dissent Rights”.

“Dissenting Shareholders” means Shareholders who duly exercise their Dissent Rights in accordance with the BCBCA.

“Dissenting Shares” means, in relation to a notice of dissent provided by a Dissenting Shareholder, the Class A Restricted Voting Shares in respect of which Dissent Rights are exercised under the notice of dissent.

“Earnout Shares” means 5,726,864 shares of New VWE Holdco common stock (as may be adjusted pursuant to the Transaction Agreement).

“Effective Date” means the closing date of the Transaction.

“Effective Time” means the time at which the Merger becomes effective.

“Equity Interest” means any share, capital stock or partnership, limited liability company, membership, member or similar interest in any Person and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereinto or therefor.

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“Escrow Agent” means TSX Trust Company, in its capacity as escrow agent, under the Escrow Agreement, and its successors and permitted assigns.

“Escrow Agreement” means the escrow agreement dated August 15, 2019, among BCAC, the Escrow Agent, and the Underwriters.

“Estimated Merger Consideration Amount” means (a) the Base Merger Consideration Amount minus (b) the amount, if any, by which the Estimated Total Net Debt (as defined in the Transaction Agreement) exceeds the Target Total Net Debt (as defined in the Transaction Agreement) plus (c) the amount, if any, by which the Target Total Net Debt exceeds the Estimated Total Net Debt, plus (d) the amount, if any, by which the Estimated Closing Net Working Capital (as defined in the Transaction Agreement) exceeds the Target Net Working Capital (each as defined in the Transaction Agreement), minus (e) the amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital.

“Excluded Shares” means shares of VWE capital stock held by VWE or held in VWE’s treasury, which includes any repurchased shares.

“Extension” means, conditional on the Transaction not being completed on or prior to May 15, 2021, the extension of the Permitted Timeline for BCAC to complete the Transaction from May 15, 2021 to no later than July 30, 2021.

“Extension Redemption Amount” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Extension Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC, subject to the limitations described in the IPO prospectus.

“Extension Redemption Deadline” means the deadline for the holders of Class A Restricted Voting Shares to deposit their Class A Restricted Voting Shares for redemption in connection with the Extension being 4:00 p.m. (EDT) on the third business day proceeding the date of the Meeting, which is currently anticipated to be on May 3, 2021.

“Extension Resolution” means the ordinary resolution of the holders of Class A Restricted Voting Shares approving the Extension to be considered at the Meeting substantially in the form of Appendix “D” to this Circular, which may be voted on by the holders of Class A Restricted Voting Shares only.

“Extraordinary Dividends” means any dividend, together with all other dividends payable in the same calendar year by New VWE Holdco, that has an aggregate absolute dollar value which is greater than U.S.$0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess.

“Final IPO Prospectus” means the final long-form prospectus of BCAC dated August 8, 2019, in connection with its initial public offering of Class A Restricted Voting Units.

“Founder’s Relinquished Shares” means the 1,062,500 Founder’s Shares relinquished by the Sponsor in connection with the partial exercise by the Underwriters of the over-allotment option.

“Founder Support Agreement” means the agreement dated as of February 3, 2021, between BCAC and the Sponsor.

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“Founder’s Shares” means the 10,062,500 Class B Shares issued to the Sponsor, of which 1,062,500 were relinquished in connection with the partial exercise by the Underwriters of their over-allotment option.

“Founder’s Warrants” means the share purchase warrants in the capital of BCAC issued to the Sponsor in connection with the IPO, and each a “Founder’s Warrant”.

“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IPO” means BCAC’s initial public offering of 36,000,000 Class A Restricted Voting Units offered to the public under BCAC’s final long form prospectus dated August 8, 2019.

“Investor Rights Agreement” means the investor rights agreement that the Sponsor and all holders of VWE capital stock will enter into in connection with the consummation of the Transaction.

“Kunde” means Kunde Enterprises, Inc.

“Major Investors” means collectively, the Roney Investors, the Rudd Investors, the Sebastiani Investors and the Sponsor.

“Meeting” means the special meeting of shareholders of BCAC to be held to vote on the BCAC Resolutions.

“Merger” means the proposed merger of Merger Sub into VWE, with VWE surviving the Merger as the surviving corporation.

“Merger Consideration” means the Base Merger Consideration adjusted as follows: the Base Merger Consideration will be (i) increased at a rate of one share of New VWE Holdco common stock for each U.S.$10 increment that the Estimated Merger Consideration Amount is greater than the Base Merger Consideration Amount and (ii) decreased at a rate of one share of New VWE Holdco common stock for each U.S.$10 increment that the Estimated Merger Consideration Amount is less than the Base Merger Consideration Amount.

“Merger Sub” means VWE Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCAC.

“MIP Payment Amount” means the aggregate amount payable to former holders of any VWE stock options cancelled at the Effective Time pursuant to the Transaction Agreement.

“Nasdaq” means The Nasdaq Stock Market, LLC.

“New VWE Holdco” means BCAC, after giving effect to the Continuance and the transactions contemplated by the Transaction Agreement, and to be renamed “Vintage Wine Estates, Inc.”.

“New VWE Holdco common stock” means the common stock, no par value per share, of New VWE Holdco.

“New VWE Holdco Constating Documents” means the articles of incorporation and bylaws of New VWE Holdco following the Continuance.

“New VWE Holdco preferred stock” means the preferred stock, no par value per share, of New VWE Holdco.

“New VWE Holdco Board” means the board of directors of New VWE Holdco.

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“New VWE Holdco Pro Forma Financial Statements” means the unaudited pro forma financial statements of New VWE Holdco, after giving effect to the Transaction, as at June 30, 2020, together with the notes thereto, and attached as Appendix “E” to the Prospectus.

“New VWE Holdco Shareholders” means the registered or beneficial holders of the New VWE Holdco common stock and New VWE Holdco preferred stock at the applicable time.

“New VWE Holdco Warrants” means the warrants to acquire share of New VWE Holdco common stock.

“NI 52-107” means National Instrument 52-107 — Acceptable Accounting Principles and Auditing Standards.

“Non-Resident Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations — Taxation of Holders Not Resident in Canada”.

“Notice of Meeting” has the meaning ascribed thereto in “Introduction”.

“NRS” means the Nevada Revised Statutes.

“Omnibus Incentive Plan” means New VWE Holdco’s 2021 Omnibus Incentive Plan, the full text of which is set out at Appendix “G” hereto.

“OSC” means the Ontario Securities Commission.

“Outside Date” has the meaning ascribed thereto in “The Transaction — Termination of the Transaction Agreement”.

“Parties” means the parties to the Transaction Agreement.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Per Share Adjustment Escrow Deposit” means the Adjustment Escrow Deposit divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares).

“Per Share Adjustment Escrow Release” means the number of shares New VWE Holdco common stock transferrable to the VWE shareholders upon release of all or a portion of the Adjustment Escrow Deposit pursuant to the Transaction Agreement divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares).

“Per Share Earnout Shares” means the number of Earnout Shares issued pursuant to the Transaction Agreement divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares).

“Per Share Merger Consideration” means the number of shares of New VWE Holdco common stock equal to the Merger Consideration divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares).

“Permitted Timeline” means the time period within which BCAC must consummate its qualifying transaction, which was automatically extended from 18 months to 21 months as a result of BCAC entering into the Transaction Agreement, as may be extended to July 30, 2021 in accordance with the Extension Resolution.

“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or other entity.

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“PPP” means the loan program known as the Paycheck Protection Program.

“PPP Note” refers to a promissory note dated as of April 14, 2020, issued by VWE to Bank of the West, in the original principal amount of $6,524,977, issued pursuant to the loan program known as the Paycheck Protection Program under the CARES Act.

“Programs and Policies” means the programs, policies, procedures, practices, guidelines, mandates and plans of New VWE Holdco.

“Prospectus” means the non-offering preliminary prospectus of BCAC attached to this Circular as Appendix “F”.

“Prospectus Redemption Amount” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the redemption deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account; and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC, subject to the limitations described in the IPO prospectus.

“Prospectus Redemption Deadline” has the meaning ascribed thereto in “Redemption Rights — Prospectus Redemption Right”.

“Prospectus Redemption Right” has the meaning ascribed thereto in “Redemption Rights — Prospectus Redemption Right”.

“qualifying acquisition” has the meaning ascribed thereto in “The Transaction — Qualifying Acquisition”.

“Record Date” means March 31, 2021.

“Redeeming Shareholder” means a holder of Class A Restricted Voting Shares who has validly elected to submit for redemption their Class A Restricted Voting Shares and who has not withdrawn such election.

“Redemption Notice” has the meaning ascribed thereto in “Redemption Rights — Process for Redemption by Non-Registered Holders of Class A Restricted Voting Shares”.

“Registration Statement” means BCAC’s registration statement on Form S-4 (together with any amendments and supplement thereto) with respect to registration of the New VWE Holdco common stock to be issued in connection with the Transaction.

“Relevant Securities” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”.

“Remaining Cash Amount” means $32,000,000 less the amount of the Series B Preference Amount (as defined in the Transaction Agreement).

“Roney Representative” as defined in the Investor Rights Agreement is Patrick A. Roney or, if he is not then living or is incapacitated, the trustee of the Rudd Investor that owns a majority of the total New VWE Holdco common stock then held by them.

“Rudd Investors” are the Rudd Trust and the SLR Trust.

“Rudd Trust” means Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended (as successor to the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended).

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“Sebastiani Investors” means Sonoma Brands II, L.P., Sonoma Brands II Select, L.P., and Sonoma Brands VWE Co-Invest, L.P.

“SEC” means the U.S. Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.

“Shareholders” means the registered or beneficial holders of the Class A Restricted Voting Shares and the Class B Shares, as the context requires.

“SLR Trust” means the SLR Non-Exempt Trust U/A/D 4/21/2018 (as successor to the SLR 2012 Gift Trust U/A/D 12/31/2012).

“Specified Investors” means the Sponsor and all holders of VWE capital stock, excluding Wasatch.

“Sponsor” means Bespoke Sponsor Capital LP.

“Subsidiary” of any Person means another Person, (a) an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the Equity Interests of which) is owned directly or indirectly by such first Person or (b) which is otherwise controlled directly or indirectly by such first Person.

“Sunset Date” means the date of the first annual meeting of shareholders of New VWE Holdco that is held after the fifth anniversary of the effective date of the New VWE Holdco articles of incorporation.

“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended.

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

“taxable capital gain” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains and Losses”.

“TGAM” means TGAM Agribusiness Fund Holdings LP, a Delaware limited partnership, and affiliated investment funds.

“Transaction” has the meaning ascribed to it under the heading “Summary — The Transaction”.

“Transaction Agreement” means the transaction agreement dated February 3, 2021 among BCAC, Merger Sub, VWE, the Sponsor, and Darrell D. Swank as the seller representative, attached to this Circular as Appendix “B”, as it may be further amended, supplemented or otherwise modified from time to time.

“Transaction Resolution” means the ordinary resolution of the Shareholders to approve the Transaction and to be considered at the Meeting.

“TSX” means the Toronto Stock Exchange.

“TSX Manual” means the TSX Company Manual.

“Underwriters” means the underwriters for BCAC’s initial public offering of Class A Restricted Voting Units.

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“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

“VWE” means Vintage Wine Estates, Inc., a California corporation.

“VWE Audited Financial Statements” means the audited consolidated financial statements of VWE for the year ended June 30, 2020, six months ended June 30, 2019 and years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditors’ report thereon, and attached to as Appendix C to the Prospectus.

“VWE Credit Facility” means the Loan and Security Agreement, dated July 18, 2019, among VWE, Girard Winery, LLC, Mildara Blass, Inc., Grove Acquisition, LLC, Sabotage Wine Company, LLC, Grounded Wine Project, LLC, and Splinter Group Napa, LLC, as borrowers, Bank of the West, as administrative agent and collateral agent, and the other lenders party thereto, as amended.

“VWE Financial Statements” means, collectively, the VWE Audited Financial Statements and the unaudited interim consolidated financial statements of VWE as at and for the six months ended December 31, 2020 and December 31, 2019.

“VWE Investors” means the Roney Investors, the Rudd Investors and the Sebastiani Investors.

“VWE Support Agreement” means the support agreement dated February 3, 2021, among BCAC, VWE, the Sponsor, the VWE shareholders listed on the signature pages thereto, Patrick A. Roney and Sonoma Brands Partners II, LLC.

“Warrant Agent” means TSX Trust Company, in its capacity as warrant agent, under the Warrant Agreement, and its successors and permitted assigns.

“Warrant Agreement” means, the warrant agency agreement between BCAC and the Warrant Agent dated August 15, 2019, as it may be amended from time to time.

“Warrants” means the warrants issued as part of BCAC’s initial public offering pursuant to the Warrant Agreement.

“Wasatch” means Casing & Co. f/b/o Wasatch Microcap Fund.

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SUMMARY

The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this document, including the appendices hereto. This document should be read carefully and in its entirety, as it provides important information regarding the transactions summarized below. Certain capitalized words and terms used in this summary and this Circular are defined in the Glossary of Terms.

The Meeting

The Meeting will be held at 1:00 p.m. (EDT) on Thursday, May 6, 2021 as a virtual-only meeting via live audio webcast available online at https://virtual-meetings.tsxtrust.com/1123. The purpose of the Meeting is for Shareholders to consider and to vote on the Transaction Resolution, the Continuance Resolution and the Extension Resolution. The full text of the Transaction Resolution, the Continuance Resolution and the Extension Resolution are set forth in Appendix “A”, Appendix “C” and Appendix “D” to this Circular, respectively.

The Shareholders entitled to vote at the Meeting, and any adjournment or postponement thereof, are those Shareholders of record as of the close of business on March 31, 2021 (the “Record Date”). Only holders of Class A Restricted Voting Shares as of the close of business on the Record Date present virtually or represented by proxy at the Meeting (or any adjournment(s) or postponement(s) thereof) will be entitled to vote on the Extension.

The Companies

BCAC

BCAC is a special purpose acquisition corporation (“SPAC”) incorporated under the laws of the Province of British Columbia. BCAC was organized for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC that will qualify as its “qualifying acquisition”.

Pursuant to its initial public offering on August 8, 2019, BCAC issued 35,000,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit, for gross proceeds of $350,000,000. BCAC raised a further $10 million upon the closing of the over-allotment option on September 13, 2019. The proceeds from the distribution of the Class A Restricted Voting Units were deposited into an escrow account with the Escrow Agent and will be released upon consummation of the Transaction in accordance with the terms and conditions of the Escrow Agreement.

Effective September 24, 2019, the Class A Restricted Voting Units, each consisting of one Class A Restricted Voting Share and one-half of a Warrant, separated. Upon separation, the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX under the symbols “BC.U” and “BC.WT.U”, respectively. The Class A Restricted Voting Shares also began trading on The Global Market tier of the Nasdaq Stock Market LLC under the symbol “BSPE”, on February 8, 2021.

Prior to the closing of the initial public offering, the Sponsor purchased 10,062,500 Class B Shares (being the Founder’s Shares), of which 1,062,500 Founder’s Shares were relinquished in connection with the partial exercise by the Underwriters of the over-allotment option, for an aggregate purchase price of $25,000, or approximately $0.0028 per Founder’s Share after taking into account the 1,062,500 Founder’s Shares relinquished by the Sponsor. In addition, concurrent with the closing of the initial public offering, the Sponsor

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purchased 12,000,000 share purchase warrants (being the Founder’s Warrants) at an offering price of $1.00 per Founder’s Warrant for an aggregate purchase price of $12,000,000.

See “Information Relating to BCAC”.

VWE

VWE is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands and packaging concepts as well as craft spirits. Since its organization as a California corporation over 20 years ago, VWE has grown organically through brand creation and acquisitions to become one of the largest wine producers in the United States based on cases of wine shipped. VWE has completed and integrated 20 acquisitions in the past 10 years and completed 10 acquisitions in the past five years. VWE generally acquires the brands and inventories of a targeted business, eliminating redundant corporate overhead. VWE then integrates the acquired assets into its highly efficient production and distribution networks, quickly increasing the sales and margins of the acquired business.

VWE’s mission is to maintain an entrepreneurial spirit, stay humble and focus on the customer. VWE respects the way people buy their wine — at its estate wineries, at retail, in restaurants, on the telephone, on the internet, on television, and by mail.

VWE has three main businesses segments: wholesale, business-to-business (“B2B”) and direct to consumer (“DTC”). VWE currently has over 50 brands, which allows it to diversify its offerings across price points, wine varietals and blends, as well as sales channels. Through these segments, VWE currently sells nearly two million nine-litre equivalent cases of wine per year. Specifically, VWE’s brands sell at retail at price points between U.S.$10.00 and U.S.$150.00, with nearly 80% of sales in the U.S.$10.00 to U.S.$20.00 range. Through its diverse portfolio of brands, VWE offers consumers popular lifestyle offerings such as Layer Cake, as well as higher-end brands such as Girard, Clos Pegase, B.R. Cohn, Viansa and Laetitia. As a result, VWE offers products across a significant portion of the price and quality spectrum and has achieved a net revenue CAGR over 20% and an Adjusted EBITDA CAGR of 24% since 2010.

VWE’s wines have received hundreds of 90+ scores from top industry publications such as Wine Spectator, Wine Enthusiast and Robert Parker Wine Advocate, as well as multiple gold medals and media recognition. VWE’s packaging has also received numerous design awards and VWE’s hospitality experience consistently generates positive consumer reviews on platforms such as Trip Advisor, Yelp and Google.

VWE owns or controls approximately 900 acres of planted vineyards located in the premier winegrowing regions of the United States. VWE currently owns nine winery estates and leases three winery estates. These properties extend from the Central Coast of California to storied appellations in Napa Valley and Sonoma County, north to Oregon and Washington. VWE obtains fruit for its wines from owned and leased vineyards, as well as other sources.

At June 30, 2020 and the year then ended, VWE had total assets of U.S.$511.7 million and total revenue of U.S.$189.9 million. VWE currently maintains executive offices at 205 Concourse Boulevard, Santa Rosa, California 95403. The telephone number of such offices is (707)-921-2800.

New VWE Holdco

For information regarding New VWE Holdco following the Transaction (including pro forma consolidated financial information of New VWE Holdco), see the Prospectus that, pursuant to the rules of the TSX relating to SPACs and qualifying acquisitions, was filed with Canadian securities regulators in each of the provinces and territories of Canada other than Québec in connection with the Transaction, which is attached to this Circular as Appendix “F”.

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Qualifying Acquisition

The Transaction will constitute BCAC’s qualifying acquisition.

See “The Transaction — Qualifying Acquisition”.

The Transaction

On February 4, 2021, BCAC announced that it had entered into a definitive agreement (the “Transaction Agreement”) with VWE pursuant to which, among other things, BCAC shall acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of BCAC (the “Transaction”).

See “The Transaction — Steps of the Transaction”.

Treatment of Warrants

In connection with the Transaction, New VWE Holdco will become the successor to BCAC under the Warrant Agreement. After the Effective Date, each BCAC Warrant, other than the BCAC Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock. The New VWE Holdco Warrants will become exercisable commencing 65 days after the Effective Date and will expire at 5:00 p.m. (Toronto time) on the day that is five years after the Effective Date.

See “The Transaction — Treatment of Warrants”.

Background to the Transaction

The provisions of the Transaction Agreement are the result of arm’s length negotiations conducted between BCAC and VWE and their respective representatives and advisors.

See “The Transaction — Background to the Transaction”.

Recommendation of the Board

The Board, based upon careful consideration of the alternatives available to BCAC, the terms and conditions of the Transaction Agreement, advice from legal and financial advisors and other reasons discussed and considered by the Board, determined that the Transaction is in the best interests of BCAC. Accordingly, the Board recommends unanimously that the holders of the Class A Restricted Voting Shares vote IN FAVOUR of the BCAC Resolutions.

See “The Transaction — Recommendation of the Board”.

BCAC’s Reasons for the Recommendation

BCAC evaluated over 150 targets in its acquisition search and signed over 75 non-disclosure agreements, identifying VWE in August of 2020. During the evaluation period, BCAC focused on identifying and acquiring a consistently growing private company in an industry with structural tailwinds, with strong management to which BCAC could add value. BCAC believes VWE meets all of these criteria.

•	Industry Tailwinds. The BCAC team has a deep experience in the global wine industry, both as owner/manager of brands and through Bespoke’s ownership of Vinventions, a major industry supplier. The

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industry is very large, fragmented and enduring, with a large and growing addressable market of over $50 billion in the United States alone. The industry has consistently grown, with a market value compound annual growth rate (“CAGR”) of 4% from 2005-2019. The industry has also continued to premiumize, with a 7-8% CAGR from 2017 to estimated-2022 in the greater-than-$10-at-retail wine segment, which the market considers premium and luxury wines. VWE generates 99% of its revenues from the $10-and-up category with more than 40 brands serving this part of the market.

•

Management. Led by Patrick Roney, Co-Founder, Chief Executive Officer and controlling shareholder of VWE, the management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

•

Remarkable Historical Growth and Prospects for Future Financial Performance. VWE’s net revenue CAGR exceeding 20% since 2010 and its 24% Adjusted EBITDA CAGR since 2010 put it at the top of its industry in terms of long-term historical growth. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

•

M&A Strategy. VWE has historically been a consistent, serial consolidator. Its business model is to acquire brands and inventories, eliminating redundant corporate and divisional overhead, and improving distribution. VWE seeks to improve gross margins of acquired companies by leveraging its in-place platform, including high volume state-of-the-art bottling and distribution capabilities, and driving direct-to-consumer (“DTC”) revenues.

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Innovation. VWE has successfully made five product extensions outside of wine, including spirits (primarily for private label) and a wine-based hard seltzer (GAZE). VWE is evaluating entry into additional adjacent markets, including hard cider, cannabis-infused beverages (when federally legal), and other high-growth adjacencies. VWE has a history of rapid evaluation, development and introduction of new products and packaging concepts.

•

Differentiated Distribution. VWE has a proven and successful business model, with diversified distribution capabilities across channels. In the fiscal year ended June 30, 2020, VWE’s DTC sales were approximately 30% of total revenues, with wholesale representing about 41% of revenue and B2B representing another 29% of revenue. This business model is substantially different from traditional wine companies that rely on wholesale to drive their business.

•

Attractive Business. VWE now has an attractive portfolio of more than 50 owned brands across all premium price points, available at more than 43,000 locations around the United States, with an 850,000-plus active email list of subscribers, more than 20 private label accounts with major national retailers such as Albertsons, Costco, Kroger and Target, and an owned production capacity exceeding 15 million cases annually. VWE is vertically integrated, with over 900 vineyard acres under its control.

•

Low Cost, Well-Structured Debt. VWE’s blended debt cost is less than 3%, with a combination of mortgages on its vineyards and an asset based lending facility supported by approximately $208 million of inventories as of December 31, 2020.

BCAC believes that it can contribute to the growth of VWE, as follows:

•

Larger Acquisitions. Bespoke has deep experience with medium- and large-scale M&A, as well as financing. VWE’s M&A business model is applicable to both small and larger businesses. Post-merger and assuming no redemptions, the combined company is estimated to have approximately $23.9 million of net debt at closing (amount under line of credit ($0) plus amount of current maturities of long-term debt ($16.3 million) plus amount of long term debt ($139.4 million) less cash ($131.8 million)) and approximately $54 million of Adjusted EBITDA in fiscal year 2022 (excluding acquisitions). Assuming that New VWE Holdco can continue to acquire businesses at 5x synergized EBITDA multiples, this provides the combined company with approximately $1 billion of acquisition capacity. The combined company also intends to selectively fund acquisitions with stock consideration, which provides additional cushion.

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•

International Growth. Bespoke is headquartered in London. Paul Walsh built the world’s largest spirits business, which is headquartered in London. The Bespoke team has experience consummating transactions around the world, with relationships that are expected to add value to the growth of VWE.

•

Brand Building. Paul Walsh created several highly prominent brand families, including Johnnie Walker, while at Diageo. This experience will be valuable to VWE as the team builds out existing brands and adds new brands.

•

Data Analytics. The Bespoke principals have deep domain expertise around data analytics, which Bespoke believes will improve VWE’s approach to pricing, optimize distribution, and further improve margins.

•

Optimal Practices. Bespoke believes that VWE is a well-managed business. Bespoke’s principals, with their public company board and management experience, will oversee VWE’s transition to optimal public company practices.

See “The Transaction — BCAC’s Reasons for the Recommendation”.

Procedure for the Transaction to Become Effective

Procedural Steps

Under the Transaction Agreement, commencing on the Effective Date, the following principal steps, among other things, shall occur:

(a)

Class A Restricted Voting Shares held by Dissenting Shareholders who duly exercised their Dissent Rights will be transferred to BCAC and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Class A Restricted Voting Shares by BCAC.

(b)	The Sponsor will surrender to BCAC for cancellation 3,000,000 Founder’s Shares and 4,000,000 Founder’s Warrants, in each case pursuant to the Transaction Agreement.

(c)	The Continuance will become effective, whereupon:

(i)

each Class A Restricted Voting Share (other than Dissenting Shares and Class A Restricted Voting Shares previously redeemed pursuant to the Extension Redemption) will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(ii)

each Founder’s Share, other than those Founder’s Shares surrendered to BCAC for cancellation pursuant to the Transaction Agreement, will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(iii)

each Warrant, other than the Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock;

(iv)

BCAC will file articles of domestication and articles of incorporation with the Secretary of the State of Nevada and adopt bylaws, each reflecting “Vintage Wine Estates, Inc.” as BCAC’s corporate name; and

(v)	The Omnibus Incentive Plan will become effective.

(d)

Merger Sub will merge with and into VWE, with VWE being the surviving entity, whereupon each share of VWE capital stock issued and outstanding immediately prior to the Effective Time (other than VWE dissenting shares and Excluded Shares) will be converted into:

(i)	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

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(ii)	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

(e)

Shareholders that submit Class A Restricted Voting Shares for redemption after the Extension Redemption Deadline but prior to the Prospectus Redemption Deadline in accordance with the Prospectus Redemption Right will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted redeemed and cancelled and such Shareholders will cease to have any rights as Shareholders other than the right to be paid the Prospectus Redemption Amount in respect of their Class A Restricted Voting Shares and such New VWE Holdco common stock in accordance with the Articles and New VWE Holdco’s Constating Documents.

(f)

Immediately following the Effective Time, the New VWE Holdco board of directors will be composed of: Patrick Roney, Paul Walsh, Robert Berner, Mark Harms, Candice Koedritz, John Moramarco, Timothy Proctor, Lisa Schnorr and Jonathan Sebastaini.

Shareholder Approval of the Transaction

To be effective, (i) the Transaction Resolution must be approved, with or without variation, by the affirmative vote of at least a majority of the votes cast by Shareholders present at the virtual meeting or by proxy, voting as if they were a single class, (ii) the Continuance Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present at the virtual meeting or by proxy, voting as if they were a single class and (iii) the Extension Resolution must be approved, with or without variation, by the affirmative vote of at least a majority of the votes cast by holders of Class A Restricted Voting Shares present at the virtual meeting or by proxy.

The TSX rules provide that security based compensation arrangements must generally be approved by the listed issuer’s security holders. Notwithstanding the foregoing, the TSX rules exempt SPACs from this requirement subject to the SPAC satisfying certain requirements. As BCAC has satisfied those requirements, it intends to rely on such exemption and as a result it will not seek shareholders’ approval for the Omnibus Incentive Plan. A copy of the Omnibus Incentive Plan is attached as Appendix “G” and a description of the plan is included in the Prospectus attached as Appendix “F”.

Conditions Precedent

For a description of the closing conditions under the Transaction Agreement see “The Transaction — Conditions to Closing Transaction”.

Transaction Agreement

Under the Transaction Agreement, BCAC has agreed to, among other things, call the Meeting to seek the approval of Shareholders for the BCAC Resolutions. The following is a summary of certain terms of the Transaction Agreement and is qualified in its entirety by the full text of the Transaction Agreement, a copy of which is attached to this Circular as Appendix “B”.

For a more detailed summary of the Transaction Agreement, see “The Transaction — Transaction Agreement”.

The Transaction

Covenants, Representations and Warranties

The Transaction Agreement contains usual and customary covenants and representations and warranties for an agreement of this type, which are summarized in this Circular.

See “The Transaction — Covenants and Agreements” and “The Transaction — Representations and Warranties”.

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Conditions to Each Party’s Obligations

The respective obligations of each of VWE, BCAC and Merger Sub to complete the Transaction are subject to the satisfaction (or waiver, if applicable) of the following conditions:

•	the absence of any law enacted or order issued which remains in effect and enjoins or otherwise prohibits the consummation of the Transaction;

•	Shareholder approval for the BCAC Resolutions in accordance with the provisions of the Articles and the BCBCA, applicable securities laws and applicable TSX and Nasdaq rules;

•	the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness and any proceedings pending before or threatened by the SEC for that purpose.

•

the issuance by the OSC of a final receipt for the prospectus on its own behalf and deemed to be issued by the other Canadian securities regulatory authorities (other than Québec) as required by Canadian securities laws relating to the Transaction;

•

the approval of the TSX enabling (1) the Transaction to qualify as BCAC’s qualifying acquisition and (2) the listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on the TSX after the Effective Time;

•

the approval for listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on Nasdaq as National Global Market securities within the meaning of Nasdaq Rule 5005(a)(27) (which condition has been waived by the parties with respect to the listing of the New VWE Holdco Warrants on Nasdaq);

•	the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Transaction under applicable antitrust laws, including the HSR Act; and

•	the occurrence of the Continuance.

Conditions to Obligations of BCAC and Merger Sub

The obligation of BCAC and Merger Sub to complete the Transaction is also subject to the satisfaction, or waiver by BCAC, of the following conditions:

•	the accuracy of the representations and warranties made by VWE in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by VWE of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on VWE;

•	the termination or amendment of certain agreements between or among VWE shareholders will have occurred, as set forth in the Transaction Agreement;

•	VWE must obtain a waiver or amendment of any event of default under the VWE Credit Facility that would result from the consummation of the Transaction; and

•	the receipt by BCAC of each of the agreements, instruments, certificates and other documents required to be delivered by VWE at or prior to the closing of the Transaction.

Conditions to Obligations of VWE

The obligation of VWE to complete the Transaction is also subject to the satisfaction or waiver by VWE of the following conditions:

•	the accuracy of the representations and warranties made by BCAC and Merger Sub in the Transaction Agreement, subject to certain materiality thresholds;

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•	performance in all material respects by each of BCAC and Merger Sub of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on BCAC;

•	the receipt of Merger Sub shareholder approval; and

•	the receipt by VWE of each of the agreements, instruments, certificates and other documents required to be delivered by BCAC at or prior to the closing of the Transaction.

See “The Transaction — Conditions to Closing Transaction”.

Termination of Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of the Transaction Agreement by VWE’s shareholders or approval of the proposals required to effect the Transaction by the Shareholders as follows:

•	by written consent of both VWE and BCAC;

•

by either VWE or BCAC if (a) prior to the Closing, the Transaction is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction, (b) the Closing has not occurred on or before May 15, 2021 or such later date which the Shareholders approve (“Outside Date”), except that the right to terminate the Transaction Agreement pursuant to (a) or (b) will not be available to any Party whose breach of any provision of the Transaction Agreement results in or materially contributes to (a) or (b), or (c) if approval of the BCAC Resolutions is not obtained at the Meeting or any adjournment or postponement thereof;

•

by VWE if BCAC or Merger Sub breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from VWE of such breach (unless VWE is itself in breach of the Transaction Agreement such that any of the mutual conditions to Closing or conditions to BCAC and Merger Sub’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by VWE if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but BCAC fails to consummate the Closing within five Business Days following notice from VWE that it is prepared to consummate the closing;

•	by VWE if the BCAC board of directors changed its recommendation that Shareholders vote in favour of the BCAC Resolutions;

•

by BCAC if VWE breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from BCAC of such breach (unless BCAC is itself in breach of the Transaction Agreement such that any of the mutual conditions to Closing or conditions to VWE’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by BCAC if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but VWE fails to consummate the Closing within five Business Days following notice from BCAC that it is prepared to consummate the Closing;

•	by BCAC if the VWE board of directors changes its recommendation that VWE shareholders vote in favour of the Transaction; or

•	by BCAC if the VWE shareholders do not approve the Transaction within one Business Day after the Registration Statement becomes effective.

See “The Transaction — Termination of the Transaction Agreement”.

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Other Agreements

Founder Support Agreement

In connection with the execution of the Transaction Agreement, the Sponsor, in its capacity as a shareholder of BCAC, entered into a support agreement (the “Founder Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote in favour of the Transaction (including the Continuance). See “The Transaction — Other Agreements — Founder Support Agreement”.

VWE Support Agreement

In connection with the execution of the Transaction Agreement, certain VWE shareholders entered into a voting and support agreement (the “VWE Support Agreement”), pursuant to which they have agreed, among other things, to consent to the Merger and the Transaction Agreement. Accordingly, it is anticipated that VWE shareholders will approve the Merger. See “The Transaction — Other Agreements — VWE Support Agreement”.

Investor Rights Agreement

In connection with the consummation of the Transaction, a group of holders of New VWE Holdco common stock including principally the Roney Investors, the Rudd Investors, the Sebastiani Investors and the Sponsor will enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide for, among other things, voting agreements, resale restrictions, registration rights and a possible redemption of shares of New VWE Holdco common stock relating to the PPP Note. See “The Transaction — Other Agreements — Investor Rights Agreement”.

Pursuant to the Investor Rights Agreement, the Specified Investors will agree to act in concert with respect to voting their shares of New VWE Holdco common stock with respect to the election of directors, and the Major Investors will agree to act in concert with respect to voting their shares of such stock regarding other matters. Following the Transaction, the Specified Investors will beneficially own approximately 43.9% of New VWE Holdco common stock, assuming no Dissent Rights are exercised and no redemptions by holders of Class A Restricted Voting Shares. Depending primarily upon the level of such redemptions and pursuant to the Investor Rights Agreement, New VWE Holdco may be a “controlled company” within the meaning of the Nasdaq corporate governance standards upon consummation of the Transaction. See “Interests of Directors and Executive Officers in the Transaction — Controlled Company Exemption”.

The Specified Investors will have significant influence in determining the outcome of matters requiring shareholder approval as well as the election of directors due to the Investor Rights Agreement and the rights set out therein and the relative ownership of New VWE Holdco common stock by the Specified Investors following closing of the Transaction. Subject to its terms, the Investor Rights Agreement and the rights set out therein with respect to election of directors may extend until the 2028 Annual Meeting.

Extension Redemption Right

In connection with the Extension, holders of Class A Restricted Voting Shares have the right to submit for redemption all or a portion of their Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the Extension Resolution, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Extension Redemption Deadline. Holders of Class A Restricted Voting Shares whose shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares for redemption. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s shares may not be eligible for redemption.

A Redeeming Shareholder will be entitled, subject to the conditions thereof, to receive an amount, payable in cash, equal to the Extension Redemption Amount, being the pro-rata portion of: (A) the escrowed funds

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available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in BCAC’s escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the Extension Redemption Amount per Class A Restricted Voting Share validly submitted for redemption will be paid on or about May 17, 2021.

See “Redemption Rights”.

Prospectus Redemption Right

Holders of Class A Restricted Voting Shares in the capital of BCAC that do not deposit their shares for redemption on or before the Extension Redemption Deadline will also have the right to redeem all or a portion of their shares in accordance with their terms on or before 4:00 p.m. (Toronto time) on the 21st day following the filing of the final prospectus of BCAC prepared in connection with the Transaction (“Prospectus Redemption Deadline”). Promptly following the issuance of a receipt for the BCAC Canadian final prospectus, BCAC will: (i) make the prospectus publicly available on its website; (ii) mail a notice of redemption to each holder of Class A Restricted Voting Shares; and (iii) deliver the prospectus to the holders of the Class A Restricted Voting Shares by prepaid mail or electronically in accordance with applicable securities laws (the “Prospectus Redemption Right”).

Holders of Class A Restricted Voting Shares who duly elect to redeem following the Extension Redemption Deadline but prior to the Prospectus Redemption Deadline will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Share are converted redeemed and cancelled on or about the closing of the Transaction in accordance with the Articles. The notice of redemption along with a copy of the BCAC final prospectus will be delivered to Shareholders in accordance with the Toronto Stock Exchange rules and will set out additional details with respect to the Prospects Redemption Right.

Notwithstanding any of the foregoing, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS) that, together with any affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require BCAC to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”) with respect to the Prospectus Redemption Right. The Redemption Limitation does not apply to redemptions deposited in connection with the Extension.

Dissent Rights

A registered Shareholder is entitled to dissent from the Continuance Resolution in the manner provided in the BCBCA. Anyone who is a non-registered Shareholder (i.e., a Shareholder whose Class A Restricted Voting Shares are registered in the name of a broker, custodian, nominee or other intermediary) and who wishes to dissent should be aware that only registered Shareholders are entitled to exercise Dissent Rights.

Each Dissenting Shareholder is entitled to be paid the fair value of their BCAC Shares determined as of the day before the Continuance Resolution was passed.

A registered Shareholder who wishes to exercise Dissent Rights must on or before May 4, 2021, or at least two days before any date to which the Meeting may be postponed or adjourned, give BCAC a notice of dissent by sending it to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada, Attention: Corporate Secretary, with respect to the Continuance Resolutions set forth in Appendix “C” to the Circular.

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If you are a registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Dissent Provisions of the BCBCA, which are reproduced in their entirety in Appendix “E” of this Circular. Failure to strictly comply with the Dissent Provisions of the BCBCA may prejudice the availability of the Dissent Rights.

Given the redemption rights attached to the Class A Restricted Voting Shares, which are substantially simpler than the dissent rights procedurally, it is not recommended that Shareholders exercise the dissent right without very careful consideration.

See “Continuance — Dissent Rights”.

Interests of Certain Persons in the Transaction

The Sponsor holds an aggregate of 9,000,000 Class B Shares, representing 100% of the outstanding Class B Shares (which represents 20% of all issued and outstanding BCAC Shares prior to completion of the Transaction). Pursuant to the Transaction Agreement, upon closing of the Transaction the Sponsor will surrender to BCAC 3,000,000 Class B Shares, on the terms and subject to the conditions contained therein. The Sponsor does not have access to, and cannot benefit from, any proceeds held in the escrow account in respect of its Class B Shares, and, as such, does not have any redemption rights with respect to its Class B Shares. In addition, the Sponsor is not entitled to access the escrow account in respect of its Class B Shares upon winding-up of BCAC. As a result, the personal and financial interests of the Sponsor may not align with the interests of other Shareholders.

See “Interests of Directors and Executive Officers in Transaction” and “Interest of Certain Persons in Matters to be Acted Upon”.

Canadian Federal Income Tax Considerations

For a detailed discussion of the Canadian federal income tax consequences of the Transaction, please see the discussion under the heading “Certain Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

For a detailed discussion of the U.S. federal income tax consequences of the Transaction, please see the discussion under the heading “Certain United States Federal Income Tax Considerations”.

Risk Factors

In evaluating the Transaction, Shareholders should be aware that there are various known and unknown risks in connection with the Transaction and ownership of the New VWE Holdco common stock. Shareholders should carefully consider the risk factors relating to the Transaction (which are not an exhaustive list of potentially relevant risk factors relating to the Transaction). See “Risk Factors”.

Upon the completion of the Transaction, Shareholders (other than Redeeming Shareholders and Dissenting Shareholders) will receive New VWE Holdco common stock in exchange for their BCAC Shares. An investment in New VWE Holdco common stock will be subject to certain risks which differ from or will be in addition to the risks applicable to an investment in BCAC. For risks relating to New VWE Holdco’s business, see “Risk Factors — Risks Related to New VWE Holdco’s Business” in Appendix “F”. For risks relating to New VWE Holdco’s industry in connection with the Transaction, see “Risk Factors — Risks Specifically Related to New VWE Holdco’s Industry and Products” in Appendix “F”.

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GENERAL INFORMATION RESPECTING THE MEETING

The Meeting

The Meeting will be held at 1:00 p.m. (EDT) on Thursday, May 6, 2021 as a virtual-only meeting via live audio webcast available online at https://virtual-meetings.tsxtrust.com/1123.

Record Date

The Board has passed a resolution to fix the close of business on March 31, 2021 as the Record Date for the determination of the registered Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

Purpose of the Meeting

The Meeting is a special meeting of Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, the Transaction Resolution, the Continuance Resolution and the Extension Resolution. The full text of the Transaction Resolution, the Continuance Resolution and the Extension Resolution are set forth in Appendix “A”, Appendix “C” and Appendix “D” to this Circular, respectively. The Transaction is intended to constitute BCAC’s qualifying acquisition.

The accompanying form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to any other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the BCAC Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of BCAC for use at the Meeting, including any adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of BCAC without special compensation. BCAC may also engage a proxy solicitation firm on market terms to solicit proxies in favour of the resolutions described herein. The cost of soliciting proxies will be borne by BCAC.

BCAC may reimburse brokers and other Persons holding BCAC Shares in their name or in the name of nominees for their costs incurred in sending meeting materials to their principals in order to obtain their proxies. The cost of solicitation will be borne by BCAC.

BCAC has arranged for intermediaries to forward the meeting materials to beneficial Shareholders whose BCAC Shares are held by those intermediaries and BCAC may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

These shareholder materials are being sent to both registered and non-registered owners of BCAC Shares. If you are a non- registered owner, and BCAC or its agent has sent these materials directly to you, your name and address and information about your holdings of BCAC Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Appointment of Proxy Holders

The individuals named in the accompanying form of proxy (the “Proxy”) are Mark Harms, Chief Executive Officer and Director of BCAC and Rob Berner, Director of BCAC. If you are a registered Shareholder

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entitled to vote at the Meeting, you have the right to appoint a Person other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other Person in the blank space provided in the Proxy (and striking out the names now designated) or by completing and delivering another suitable form of proxy. A proxyholder must be registered in order to attend the Meeting. See “Appointment of a Third Party as a Proxy” below.

In order to be effective, a form of proxy must be received by BCAC’s transfer agent, TSX Trust Company, at 301-100 Adelaide St. W. Toronto ON M5H 4H1, or by internet at www.voteproxyonline.com no later than 1:00 p.m. (EDT) on May 4, 2021 or, if the Meeting is adjourned or postponed, 48 hours (not including Saturdays, Sundays and holidays) prior to the commencement of such adjourned or postponed Meeting. Notwithstanding the foregoing, the chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to the Transfer Agent at 301-100 Adelaide St. W. Toronto ON M5H 4H1, or by internet at www.voteproxyonline.com; at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. Participation by a Shareholder in a vote by ballot at the Meeting will automatically revoke any proxy that has been previously granted by the Shareholder in respect of business covered by that vote.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Proxies

The individuals named in the Proxy given to BCAC’s management will vote the BCAC Shares represented thereby for or against the BCAC Resolutions in accordance with your instructions on any ballot that may be called for.

If a choice is NOT clearly specified in the Proxy, the Persons named in the Proxy will vote the BCAC Shares represented by the Proxy FOR the approval of the BCAC Resolutions.

The Proxy confers discretionary authority on the Persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

Beneficial Shareholders or Non-Registered Shareholders

Only registered Shareholders of BCAC, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, BCAC Shares beneficially owned by a person are registered either:

(a)	in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) with whom the non-registered Shareholder deals in respect of the shares; or

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(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

This Circular, the Notice of Meeting and the Proxy are being sent to both registered Shareholders and non-registered Shareholders.

The following information is of significant importance to Shareholders who do not hold their BCAC Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders (i.e., those whose names appear on the records of BCAC as the registered holders of the BCAC Shares).

If BCAC Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those BCAC Shares will not be registered in the Shareholder’s name on BCAC’s records. Such BCAC Shares will more likely be registered under the name of the Securityholder’s broker or an agent of that broker.

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), BCAC is sending the meeting materials to the Intermediaries and clearing agencies for onward distribution to objecting beneficial owners. Intermediaries are required to forward the meeting materials to objecting beneficial owners unless the objecting beneficial owners have waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to objecting beneficial owners. BCAC intends to pay for Intermediaries to forward the meeting materials to objecting beneficial owners under National Instrument 54-101. Generally, objecting beneficial owners who have not waived the right to receive meeting materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the objecting beneficial owners and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b)

be given a Proxy which has already been signed by the Intermediary, which is restricted as to the number of securities beneficially owned by the objecting beneficial owners but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the objecting beneficial owners when submitting the Proxy.

The purpose of these procedures is to permit non-registered Shareholders to direct the voting of the BCAC Shares they beneficially own. Should a non-registered Shareholder who receives either a voting instruction form or a Proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, non-registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the Proxy is to be delivered.

Intermediaries are required to seek voting instructions from beneficial Shareholders in advance of the Meeting. Every intermediary has its own mailing procedures and provides its own return instructions to clients. If you are a beneficial Shareholder, you should carefully follow the instructions of your broker or other intermediary in order to ensure that your BCAC Shares are voted at the Meeting.

The form of proxy or voting instruction form supplied to you by your intermediary will be similar to the Proxy provided to registered Shareholders by BCAC. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge mails a voting instruction form in lieu of a Proxy provided by BCAC. The voting instruction form will name the same individuals as BCAC’s Proxy to represent you at the Meeting. You have the right to appoint a Person (who need not be a Shareholder), other than

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the individuals designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should follow the instructions on the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of BCAC Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote BCAC Shares directly at the Meeting — the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the BCAC Shares voted.

Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting the BCAC Shares registered in the name of your intermediary, you, or a Person designated by you, may attend at the Meeting as proxyholder for your intermediary and vote your BCAC Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your BCAC Shares as proxyholder for your intermediary, or have a Person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the form of proxy or voting instruction form provided to you by your intermediary and return the same to your intermediary in accordance with the instructions provided by such intermediary, well in advance of the Meeting. A proxyholder must be registered in order to attend the Meeting.

BCAC is not relying on the “notice-and-access” provisions set out in National Instrument 54-101 to distribute copies of the Proxy-related materials in connection with the Meeting.

How Do I Vote at the Meeting?

Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the Meeting. This is because BCAC and TSX Trust, BCAC’s transfer agent, do not have a record of the beneficial shareholders of BCAC, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as a Proxy” and “How Do I Attend and Participate at the Meetings?”.

Appointment of a Third Party as a Proxy

The following applies to Shareholders who wish to appoint a Person (a “Third Party Proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Securityholders who wish to appoint a Third Party Proxyholder to attend, participate and/or vote at the Meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering your Third Party Proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the Third Party Proxyholder will result in such proxyholder not receiving a username to attend, participate or vote at the Meeting.

Step 1: Submit your proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and

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follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial Shareholder located in the United States, you must also provide TSX Trust with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder. See “Legal Proxy — U.S. Beneficial Shareholders” for additional details.

Step 2: Register your proxyholder: To register a proxyholder, Shareholders MUST complete the form to request a control number found at the following website: https://tsxtrust.com/resource/en/75 and return the form according to the instructions included on the form via email to: TSXTrustProxyVoting@tmx.com not later than 1:00 p.m. (EDT) on May 4, 2021, or if the Meeting is adjourned or postponed, not less 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed Meeting, and provide the Transfer Agent with their proxyholder’s contact information so that the Transfer Agent may provide the proxyholder with a control number or username via email. Without a control number or username, proxyholders will not be able to participate online at the Meeting.

If you are a beneficial Shareholder and wish to attend, participate and/or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How Do I Attend and Participate at the Meetings?”.

Legal Proxy — U.S. Beneficial Shareholders

If you are a beneficial Shareholder located in the United States and wish to attend, participate and/or vote at the Meeting or, if permitted, appoint a Third Party Proxyholder, in addition to the steps described above and below under “How Do I Attend and Participate at the Meetings?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TSX Trust. Requests for registration from beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to tsxtrustproxyvoting@tmx.com and received by 1:00 p.m. (EDT) on May 5, 2021.

How Do I Attend and Participate at the Meetings?

BCAC is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1123. Such persons may then enter the Meeting by clicking “I have a control number” and entering their 12-digit control number or username and password before the start of the Meeting:

Registered Securityholders: The control number located on the form of proxy is the username. The password to the Meeting is “bespoke2021” (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

Duly appointed proxyholders: TSX Trust will provide the proxyholder with a control number or username by e-mail after the voting deadline has passed. The password to the Meeting is “bespoke2021” (case sensitive). Only

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registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as a Proxy”. To attend the Meeting as a guest, beneficial Shareholders should go to https://virtual-meetings.tsxtrust.com/1123 at least 15 minutes prior to the start of the Meeting, clicking on “I am a guest”.

Signing of Proxy

The Proxy must be signed by the Shareholder or the duly appointed attorney of the Shareholder authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer of such corporation. A Proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with BCAC. A Shareholder or his or her attorney may sign the Proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Quorum

The quorum for the transaction of business at the Meeting in respect of the Transaction Resolution and the Continuance Resolution is not less than two Persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, together holding or representing by proxy not less than 25% of the BCAC Shares entitled to vote at the Meeting. The quorum for the transaction of business at the Meeting in respect of the Extension Resolution is not less than two Persons present in person, each being a holder of Class A Restricted Voting Shares entitled to vote on the Extension Resolution or a duly appointed proxyholder or representative for a shareholder so entitled, together holding or representing by proxy not less than 25% of the Class A Restricted Voting Shares entitled to vote at the Meeting. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the time appointed for the Meeting or within a reasonable time thereafter, as the Shareholders may determine, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

THE TRANSACTION

Background to the Transaction

BCAC is a SPAC that went public in August 2019 as a British Columbia chartered, TSX-listed company. BCAC issued 35.0 million Class A Restricted Voting Units at $10.00 per unit in its IPO, generating gross proceeds of $350.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one half of a Warrant. Each BCAC warrant entitled the holder to purchase one Class A Restricted Voting Share for $11.50. The Underwriters partially exercised their over-allotment option to purchase 1.0 million Class A Restricted Voting Units, generating $10.0 million of additional proceeds. In addition, the Sponsor purchased 12.0 million share purchase warrants, or Founder’s Warrants, for $1.00 per Founder’s Warrant for $12.0 million.

Accordingly, BCAC issued a total of 36.0 million Class A Restricted Voting Shares for $360.0 million, plus Warrants to purchase 18.0 million shares at $11.50 per share, from which the gross proceeds of the public

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offering were deposited in the escrow account. The $12.0 million BCAC received from the Sponsor for the Founder’s Warrants were available for general corporate purposes, including initial public offering expenses and the pursuit of one or more qualifying acquisitions. The $360.0 million in the escrow account, less redemptions, will be released upon closing of a qualifying acquisition such as the Merger. The Class A Restricted Voting Shares and Class B Shares will be combined into a single class of New VWE Holdco common shares in the VWE merger.

BCAC’s strategy was to seek to capitalize on high-growth areas in the branded consumer products sector where the Bespoke principals’ experience could be of value to potential acquisition targets. BCAC initially focused on the CBD/cannabis industry. BCAC expected that it most likely would pursue a roll-up strategy as most CBD/cannabis businesses available for acquisition were relatively early stage companies. However, BCAC also had preliminary discussions with several publicly traded CBD/cannabis companies. CBD/cannabis was not the only industry on which BCAC focused as it believed other consumer-facing industries could be consistent with its strategy, especially, early on, the vitamins, minerals and supplements sector.

BCAC’s objective was to replicate vertical leaders in spirits, home and personal care, carbonated drinks, cosmetics and other sectors, leveraging the experience and resources of Bespoke, or the Sponsor, in transaction identification and execution, with the unique backgrounds and experiences of BCAC directors and senior executive officers, including nonexecutive chairman Paul Walsh, a recognized senior executive in consumer-facing business, including spirits, Robert Berner, co-managing partner of Bespoke and an experienced private equity executive, and Mark Harms, co-managing partner of Bespoke and CEO of BCAC, with extensive experience in consumer-facing industry verticals.

The Sponsor reviewed over 150 potential acquisition candidates, signed nondisclosure agreements with over 75 firms and conducted substantive discussions with about 40 of them. These discussions resulted in agreements in principle with four CBD/cannabis companies in the second and third quarters of 2020, three of which were based in North America and one of which was based in Europe. The agreements in principle were non-binding except the target companies committed to periods of exclusive negotiation with BCAC.

None of the transactions covered by exclusivity commitments would have, by itself, satisfied BCAC’s acquisition criteria as the businesses were relatively early-stage companies. However, if combined, BCAC believed that they might satisfy its objective of creating a global, integrated consumer-facing business. The forecasts for each of these businesses predicted substantial increases in their results of operations in future periods and, as a result, the parties had agreed to earn-out structures over periods of years to align acquisition pricing and performance expectations. BCAC conducted extensive businesses, financial, operational, accounting and legal due diligence on these companies (and other potential target companies) and went through several rounds of negotiations of the terms of definitive documentation with three of them during 2020.

Following discussions with its financial advisors and representatives of a number of substantial Shareholders, BCAC broadened its acquisition parameters in mid-2020. The main factors supporting this decision included near-term revenue and EBITDA headwinds that CBD/cannabis companies were facing in 2020, in part due to COVID-19 shutdown and other restrictions, significant declines in market values of publicly traded CBD/cannabis companies beginning in the fourth quarter of 2019 and continuing in the first half of 2020, the recognition that CBD/cannabis-focused earn-out payment structures necessarily would present obstacles to integration and factors unique to particular companies. Accordingly, BCAC began to more actively consider other consumer-facing businesses that it believed might possibly become industry vertical leaders, either alone or when combined with other potential target companies. VWE was among these companies.

In late July 2020, financial intermediaries introduced senior executives of BCAC and VWE to each other, including Messrs. Berner and Harms from BCAC and Mr. Roney, CEO of VWE, to discuss potential capital market opportunities in the wine industry. VWE was in the early stages of preparation for an initial public offering (a “VWE IPO”) and also had engaged in discussions about a possible transaction with another SPAC.

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The Sponsor had experience in the wine industry, including as a result of the purchase of a supplier, and BCAC’s Executive Chairman had substantial experience in the spirits sector, having served as CEO of the largest spirits company in the world. On July 29, 2020, the parties entered into a nondisclosure agreement and exchanged confidential information. During the third quarter of 2020, BCAC was continuing to pursue the CBD/cannabis-focused strategy while also considering businesses in other consumer-facing industries in addition to VWE. At the same time, VWE continued to prepare for a possible VWE IPO or a possible combination with a SPAC, intent on accessing the public capital markets one way or the other in order to raise equity capital with which to execute its growth plans and to provide liquidity for its shareholders. VWE through financial intermediaries remained open to approaches from other SPACs.

On October 11, 2020, a representative of VWE informed a representative of BCAC that VWE might be willing to entertain a merger proposal. Thereafter, BCAC identified a potential acquisition of another company in the wine business with which BCAC had had discussions and that BCAC believed might make sense for VWE to acquire, and provided information about that company to VWE. In mid-October 2020, Bespoke proposed general terms for the possible combination of BCAC, VWE and the third company, after which representatives of VWE suggested that BCAC more specifically outline key terms of a proposal to combine VWE and BCAC alone given the complexity inherent in a three-party transaction. BCAC submitted a BCAC-VWE combination proposal on November 2, 2020. The proposal involved the combination of BCAC and VWE in a transaction in which smaller VWE shareholders would receive cash for their shares and the remaining VWE shareholders would receive shares of New VWE Holdco in the Transaction.

Representatives of BCAC and VWE exchanged additional information in November and negotiated the key terms of a possible transaction during the remainder of November and early December 2020. Negotiations focused on economic considerations such as forfeiture by the Sponsor of portions of its Founder’s Shares and Founder’s Warrants, cash for VWE capital stock repurchases and the size of a management incentive plan, and also on corporate governance considerations, such as board composition.

On December 9, 2020, the parties signed an agreement in principle providing for a combination. The agreement in principle was non-binding except that it included a binding exclusivity obligation on VWE. The material terms of the agreement in principle and the Transaction Agreement that the parties ultimately signed were the same in all material respects, except that (1) the final Transaction Agreement does not include a closing condition included in the agreement in principle that BCAC have at least $180 million in cash following redemptions and (2) the agreement in principle contemplated the payment of $52 million in cash (in addition to shares of New VWE Holdco) to VWE shareholders, which cash amount was reduced to $32 million in the final Transaction Agreement due to the private resale of VWE stock discussed below, which negated the need for the additional cash at closing. The agreement in principle also contemplated that BCAC would effect a private placement of equity securities as part of the combination. That possibility was not contemplated by the Transaction Agreement given the deletion of the minimum cash condition. Finally, during the negotiations the parties concluded that it would be preferable for New VWE Holdco to domesticate into the United States and list its shares for trading on Nasdaq given that VWE’s business was mostly domestic, a substantial majority of its shareholders after the transaction would be U.S. individuals or institutions and the Continuance would facilitate compliance with regulatory and licensing requirements. See “Continuance” in this Circular.

During the period from signing the agreement in principle through January 2021, the parties exchanged additional information and structured the Merger and related transactions. On December 19, 2020, representatives of Jones Day, BCAC’s counsel, furnished representatives of Foley & Lardner LLP (“Foley”), VWE’s counsel, initial drafts of the definitive principal Transaction Agreement. Representatives of those firms and the parties negotiated the documents on a substantially continuous basis from mid-December 2020 through the end of January 2021 and conducted analysis of other key elements of the transaction, as well as progressing accounting, tax, listing, shareholder approval and other aspects of the potential transaction.

The parties’ agreement in principle contemplated that smaller VWE shareholders would have their shares purchased for a total of $52.0 million in cash and that all other VWE shareholders would receive shares of New

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VWE Holdco. During the discussions, the Rudd Trust and the SLR Trust, historical VWE shareholders, sought to diversify their holdings by selling approximately $28 million of VWE stock. VWE and the VWE shareholder in consultation with Bespoke and Jones Day, identified tax issues that would be solved by a private transaction with an unaffiliated third party prior to the announcement of the Merger. Following these discussions, the Rudd Trust and the SLR Trust entered into an agreement with Wasatch, resulting in the purchase from them by Wasatch of shares of VWE capital stock for $28 million. Wasatch had been identified as a potential investor in confidential investor meetings held prior to announcement of the transaction.

Throughout the period, Bespoke kept the Board informed on a continuous basis about its acquisition review process in written updates, conference calls and meetings held to review BCAC’s activities.

The Board met on February 1, 2021 to discuss the potential transaction. Representatives of Jones Day, BCAC’s principal legal advisor, and Citi and XMS, BCAC’s principal financial advisors, participated in the meeting. At the meeting, BCAC management reviewed the progression of BCAC’s acquisition process, VWE’s business and the strategic and financial rationale for the potential transaction, as well as the extensive accounting, tax, regulatory, legal and other due diligence undertake of value. Management also reviewed the reasons supporting and not supporting the combination as described in “The Transaction — BCAC’s Reasons for the Recommendation” below and explained that the potential transaction would constitute a qualifying acquisition, the fair market value exceeds 80% of the assets of BCAC held in the escrow account on the date of signing, consistent with applicable TSX and Nasdaq requirements. Representatives of Jones Day reviewed the directors’ fiduciary duties. They also reviewed the material terms of the transaction documents, the shareholder approval and regulatory requirements applicable to the proposed transaction, closing conditions and the matters as to which BCAC’s directors or officers had interests that were in addition to or different from the interest of Shareholders generally. Representatives of Citi then reviewed the financial elements of the Transaction, and discussed selected publicly traded company valuation metrics. A representative of XMS reviewed the process, auditing requirements and steps required to complete the potential transaction. After discussion and review of the information presented at and before the meeting, the BCAC board of directors determined that the Merger and related transactions constituted a qualifying acquisition and were fair to and in the best interests of BCAC and its Shareholders, declared it advisable to enter into the Transaction Agreement, authorized and approved the execution, delivery and performance by BCAC of the Transaction Agreement and the consummation of the transactions contemplated thereby and resolved to recommend that Shareholders vote in favor of Transaction.

Throughout February 2 and 3, 2020 representatives of the parties finalized the transaction agreement and related transaction documentation, which were executed after the close of trading on February 3, 2021. The parties published a joint press release announcing the merger before the opening of trading on February 4, 2021.

Recommendation of the Board

The Board, based upon careful consideration of the alternatives available to BCAC, the terms and conditions of the Transaction Agreement and the Transaction, advice from legal and financial advisors and other reasons discussed and considered by the Board, determined that the Transaction is in the best interests of BCAC. Accordingly, the Board recommends unanimously that the holders of the BCAC Shares vote IN FAVOUR of the BCAC Resolutions.

You are being asked to approve the Transaction to satisfy requirements under Nasdaq rules, which require that the Transaction must be approved by a majority of the BCAC Shares voting at the Meeting. The Transaction does not require Shareholders approval under the Toronto Stock Exchange rules.

BCAC’s Reasons for the Recommendation

BCAC evaluated over 150 targets in its acquisition search and signed over 75 non-disclosure agreements, identifying VWE in August of 2020. During the evaluation period, BCAC focused on identifying and acquiring a

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consistently growing private company in an industry with structural tailwinds, with strong management to which BCAC could add value. BCAC believes VWE meets all of these criteria.

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Industry Tailwinds. The BCAC team has a deep experience in the global wine industry, both as owner/manager of brands and through Bespoke’s ownership of Vinventions, a major industry supplier. The industry is very large, fragmented and enduring, with a large and growing addressable market of over $50 billion in the United States alone. The industry has consistently grown, with a market value CAGR of 4% from 2005-2019. The industry has also continued to premiumize, with a 7-8% CAGR from 2017 to estimated-2022 in the greater-than-$10-at-retail wine segment, which the market considers premium and luxury wines. VWE generates 99% of its revenues from the $10-and-up category with more than 40 brands serving this part of the market, which is expected in the medium term to generate annualized growth in excess of 20%, net revenue of approximately $450 million, gross margin in excess of 45% and Adjusted EBITDA Margins of 25% - 30%.

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Management. Led by Patrick Roney, Co-Founder, Chief Executive Officer and controlling shareholder of VWE, the management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

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Remarkable Historical Growth and Prospects for Future Financial Performance. VWE’s net revenue CAGR exceeding 20% since 2010 and its 24% Adjusted EBITDA CAGR since 2010 put it at the top of its industry in terms of long-term historical growth. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

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M&A Strategy. VWE has historically been a consistent, serial consolidator. Its business model is to acquire brands and inventories, eliminating redundant corporate and divisional overhead, and improving distribution. VWE seeks to improve gross margins of acquired companies by leveraging its in-place platform, including high volume state-of-the-art bottling and distribution capabilities, and driving direct-to-consumer (“DTC”) revenues.

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Innovation. VWE has successfully made five product extensions outside of wine, including spirits (primarily for private label) and a wine-based hard seltzer (GAZE). VWE is evaluating entry into additional adjacent markets, including hard cider, cannabis-infused beverages (when federally legal), and other high-growth adjacencies. VWE has a history of rapid evaluation, development and introduction of new products and packaging concepts.

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Differentiated Distribution. VWE has a proven and successful business model, with diversified distribution capabilities across channels. In the fiscal year ended June 30, 2020, VWE’s DTC sales were approximately 30% of total revenues, with wholesale representing about 41% of revenue and B2B representing another 29% of revenue. This business model is substantially different from traditional wine companies that rely on wholesale to drive their business.

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Attractive Business. VWE now has an attractive portfolio of more than 50 owned brands across all premium price points, available at more than 43,000 locations around the United States, with an 850,000-plus active email list of subscribers, more than 20 private label accounts with major national retailers such as Albertsons, Costco, Kroger and Target, and an owned production capacity exceeding 15 million cases annually. VWE is vertically integrated, with over 900 vineyard acres under its control.

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Low Cost, Well-Structured Debt. VWE’s blended debt cost is less than 3%, with a combination of mortgages on its vineyards and an asset based lending facility supported by approximately $208 million of inventories as of December 31, 2020.

BCAC believes that it can contribute to the growth of VWE, as follows:

•	Larger Acquisitions. Bespoke has deep experience with medium- and large-scale M&A, as well as financing. VWE’s M&A business model is applicable to both small and larger businesses. Post-Merger and

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assuming no redemptions, the combined company is estimated to have approximately $23.9 million of net debt at closing (amount under line of credit ($0) plus amount of current maturities of long-term debt ($16.3 million) plus amount of long term debt ($139.4 million) less cash ($131.8 million)) and approximately $54 million of Adjusted EBITDA in fiscal year 2022 (excluding acquisitions). Assuming that New VWE Holdco can continue to acquire businesses at 5x synergized EBITDA multiples, this provides the combined company with approximately $1 billion of acquisition capacity. The combined company will also selectively fund acquisitions with stock consideration, which provides additional cushion.

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International Growth. Bespoke is headquartered in London. Paul Walsh built the world’s largest spirits business, which is headquartered in London. The Bespoke team has experience consummating transactions around the world, with relationships that are expected to add value to the growth of VWE.

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Brand Building. Paul Walsh created several highly prominent brand families, including Johnnie Walker, while at Diageo. This experience will be valuable to VWE as the team builds out existing brands and adds new brands.

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Data Analytics. The Bespoke principals have deep domain expertise around data analytics, which Bespoke believes will improve VWE’s approach to pricing, optimize distribution, and further improve margins.

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Optimal Practices. Bespoke believes that VWE is a well-managed business. Bespoke’s principals, with their public company board and management experience, will oversee VWE’s transition to optimal public company practices.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In light of the complexity of these factors, the Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Board may have given different weight to different factors.

New VWE Holdco Common Stock Ownership

The following table summarizes the pro forma share ownership of New VWE Holdco common stock outstanding following the closing under the two redemption scenarios presented (no redemptions and 75% redemptions):

	Assuming No Redemptions (shares)%		Assuming 75% Redemptions (shares)%
Shares of VWE Series A stock	22,199,913	32.5%	22,199,913	53.6%
Shares of VWE Series B stock	1,663,561	2.4%	1,663,561	4.0%
Total shares of VWE capital stock	23,863,474	34.9%	23,863,474	57.6%
BCAC Class A Restricted Voting Shares	36,000,000	52.6%	9,000,000	21.7%
BCAC Class B shares	6,000,000	8.8%	6,000,000	14.5%
Total BCAC shares	42,000,000	61.4%	15,000,000	36.2%
Pro forma shares of New VWE Holdco common stock at December 31, 2020	65,863,474	96.3%	38,863,474	93.9%
Shares of VWE Series A stock expected to be issued to Kunde stockholders	2,545,987	3.7%	2,545,987	6.1%
Pro forma shares of New VWE Holdco common stock at December 31, 2020, including shares expected to be issued to Kunde stockholders	68,409,461	100.0%	41,409,461	100%

The two redemption scenarios described above exclude (1) the issuance of up to 5,726,864 Earnout Shares to holders of shares of VWE Series A stock and VWE Series B stock (other than Wasatch), which are issuable in the event New VWE Holdco common stock achieves certain performance goals and (2) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the Investor Rights Agreement to the extent any portion of the PPP Note has not been

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forgiven prior to the closing of the Merger, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the Merger.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. See “New VWE Holdco Pro Forma Financial Statements” in Appendix “F”.

Qualifying Acquisition

BCAC is a SPAC incorporated for the purpose of effecting an acquisition, directly or indirectly, of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC in accordance with the rules of the TSX (a “qualifying acquisition”).

Pursuant to the Transaction Agreement and subject to the terms and conditions contained therein, (1) BCAC will continue from the Province of British Columbia to the State of Nevada, (2) Merger Sub will merge with and into VWE with VWE surviving the Merger as a wholly-owned subsidiary of BCAC and (3) BCAC will change its name to Vintage Wine Estates, Inc. The Transaction will constitute BCAC’s qualifying acquisition.

BCAC has filed the Registration Statement on under the United States Security Act of 1933, as amended, and the Prospectus with the Canadian regulators in accordance with the TSX Manual. Following closing of the Transaction, New VWE Holdco is expected to be a ‘SEC foreign issuer’ for purposes of Canadian securities law.

Qualifying Acquisition Fair Market Value Threshold

The rules of the TSX and Nasdaq governing special purpose acquisition corporations require that the business or assets forming the qualifying acquisition have an aggregate fair market value equal to at least 80% of the aggregate amount then on deposit in the escrow account (excluding the deferred underwriting commissions and taxes payable on the income earned on the escrowed funds) at the time of the execution of the definitive agreement for the qualifying acquisition. As of the date of the execution of the Transaction Agreement, the balance of the funds in the escrow account was approximately $364 million and 80% thereof (excluding $13,500,000 of deferred underwriting commissions and taxes payable on the income earned on the escrow account) is approximately $280 million. In reaching its conclusion that the Transaction meets the 80% asset test, the Board concluded that the fair market value of the to be business acquired was in excess of 80% of the funds then held in the escrow account (excluding the deferred underwriting commissions and taxes payable on the income earned on the escrow account) based on extensive accounting, tax, regulatory, legal and other due diligence of VWE as well as advice and work undertaken by its financial advisors. In light of the financial background and experience of the members of BCAC’s management team and the Board, the Board believes that the members of the BCAC management team and the Board are qualified to determine whether the Transaction meets this condition.

Merger Consideration

Conversion of Shares

Upon the Effective Time, each share of VWE capital stock issued and outstanding immediately prior to the Effective Time (other than VWE dissenting shares and Excluded Shares) will be converted into:

•	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

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•	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

No fractional shares of New VWE Holdco common stock will be issued in connection with the Transaction and instead, any such fractional share that would otherwise result will be rounded down to the nearest whole share.

Shareholder Approval of the Transaction

To be effective, (i) the Transaction Resolution must be approved, with or without variation, by the affirmative vote of at least a majority of the votes cast by Shareholders present at the virtual meeting or by proxy, voting as if they were a single class, (ii) the Continuance Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present at the virtual meeting or by proxy, voting as if they were a single class and (iii) the Extension Resolution must be approved, with or without variation, by the affirmative vote of at least a majority of the votes cast by holders of Class A Restricted Voting Shares present at the virtual meeting or by proxy.

The TSX rules provide that security based compensation arrangements must generally be approved by the listed issuer’s security holders. Notwithstanding the foregoing, the TSX rules exempt SPACs from this requirement subject to the SPAC satisfying certain requirements. As BCAC has satisfied those requirements, it intends to rely on such exemption and as a result it will not seek shareholders’ approval for the Omnibus Incentive Plan. A copy of the Omnibus Incentive Plan is attached as Appendix “G” and a description of the plan is included in the Prospectus attached as Appendix “F”.

Transaction Agreement

The description of the Transaction Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Transaction Agreement, which is attached as Appendix “B” hereto and may also be found on BCAC’s profile on SEDAR at www.sedar.com. This summary is intended solely to provide investors with information regarding the terms of the Transaction Agreement and is not intended to provide factual information about the parties of any of their respective subsidiaries or affiliates. The Transaction Agreement contains representations and warranties by BCAC and VWE, which were made only for purposes of the Transaction Agreement and as of specific dates. The representations, warranties and covenants in the Transaction Agreement were made solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement, and in reviewing the representations, warranties and covenants contained in the Transaction Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Transaction Agreement to be characterizations of the actual state of facts or condition of BCAC, VWE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Steps of the Transaction

Under the Transaction Agreement, commencing on the Effective Date, the following principal steps, among other things, shall occur:

(a)

Class A Restricted Voting Shares held by Dissenting Shareholders who duly exercised their Dissent Rights will be transferred to BCAC and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Class A Restricted Voting Shares by BCAC.

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(b)	The Sponsor will surrender to BCAC for cancellation 3,000,000 Founder’s Shares and 4,000,000 Founder’s Warrants, in each case pursuant to the Transaction Agreement.

(c)	The Continuance will become effective, whereupon:

(i)

each Class A Restricted Voting Share (other than Dissenting Shares and Class A Restricted Voting Shares previously redeemed pursuant to the Extension Redemption) will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(ii)

each Founder’s Share, other than those Founder’s Shares surrendered to BCAC for cancellation pursuant to the Transaction Agreement, will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(iii)

each Warrant, other than the Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock;

(iv)

BCAC will file articles of domestication and articles of incorporation with the Secretary of the State of Nevada and adopt bylaws, each reflecting “Vintage Wine Estates, Inc.” as BCAC’s corporate name; and

(v)	The Omnibus Incentive Plan will become effective.

(d)

Merger Sub will merge with and into VWE, with VWE being the surviving entity, whereupon each share of VWE capital stock issued and outstanding immediately prior to the Effective Time (other than VWE dissenting shares and Excluded Shares) will be converted into:

(i)	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

(ii)	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

(e)

Shareholders that submit Class A Restricted Voting Shares for redemption after the Extension Redemption Deadline but prior to the Prospectus Redemption Deadline in accordance with the Prospectus Redemption Right will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted redeemed and cancelled and such Shareholders will cease to have any rights as Shareholders other than the right to be paid the Prospectus Redemption Amount in respect of their Class A Restricted Voting Shares and such New VWE Holdco common stock in accordance with the Articles and New VWE Holdco’s Constating Documents.

(f)

Immediately following the Effective Time, the New VWE Holdco board of directors will be composed of: Patrick Roney, Paul Walsh, Robert Berner, Mark Harms, Candice Koederitz, John Moramarco, Timothy Proctor, Lisa Schnorr and Jonathan Sebastiani.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the Transaction (the “Closing”) will take place on the date which is two Business Days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction) (such date, the “Effective Date”). See “The Transaction — Conditions to Closing Transaction”.

On the Effective Date, BCAC and VWE will effect the Merger by filing a certificate of merger with the Secretary of State of the State of Nevada and a certificate of merger with the Secretary of State of the State of California, and the Merger will become effective at the time set forth in the certificates of merger. The time at which the Merger becomes effective is referred to in this prospectus as the “Effective Time”.

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As of the date hereof, the parties expect that the Transaction will be effective during the second quarter of 2021. However, there can be no assurance as to when or if closing of the Transaction will occur.

Repurchase of Certain VWE Shares

Pursuant to the Transaction Agreement, VWE will repurchase for cancellation shares of VWE Series B stock from TGAM having a value equal to the Remaining Cash Amount at a price per share equal to the Per Share Merger Consideration (as determined as set forth in the Transaction Agreement) (such shares, the “Repurchased Shares”). Such repurchase will be deemed effective immediately prior to the closing of the Transaction and is conditioned upon, among other things, the occurrence of the closing of the Transaction. Payment of the Remaining Cash Amount will be made by BCAC on behalf of VWE substantially contemporaneously with the closing of the Transaction. Repurchased Shares will, immediately prior to the closing of the Transaction, no longer be deemed outstanding and will constitute Excluded Shares for purposes of the Merger.

Treatment of VWE Equity Awards

At the Effective Time, each option to purchase shares of VWE capital stock outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment equal to (i) the excess, if any, of the deemed fair market value per share of VWE capital stock represented by the Per Share Merger Consideration over the exercise price of such option multiplied by (ii) the number of shares of VWE capital stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any VWE stock option is equal to or greater than the Per Share Merger Consideration, such option will be cancelled without any cash payment being made in respect thereof.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Transaction

VWE has agreed that, prior to the Effective Time, it will conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice, preserve intact the current business organization of VWE and its subsidiaries, maintain the existing relationships of VWE and its subsidiaries with customers, suppliers and employees of VWE and its subsidiaries.

In addition to the general covenants described above, VWE has agreed that prior to the Effective Time, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of BCAC:

•	amend its organizational documents (including shareholders agreements and similar contracts between VWE shareholders);

•	authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of VWE);

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of any of VWE or its subsidiaries;

•	increase the compensation or benefits of its directors or officers;

•

except as required under the terms of any employee benefit plan or applicable law, (a) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by VWE or any of its subsidiaries to any current or former employee, except for increases in salary (1) of less than 5% of such employee’s salary immediately prior to the date of the Transaction Agreement, (2) in the ordinary course of business in a manner consistent with past practice, or (3) restoration of compensation and benefits which were cut in connection with COVID-19, or (b) adopt, establish or enter into any employee benefit plan, other than in the case of the renewal of group health or welfare plans;

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•

make any loans or advances to any of its directors and executive officers (other than payroll advances or other advances consistent with past custom and practice made for travel, entertainment or other reimbursable expenses incurred in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons;

•	make any investments in, or capital contributions to, any person other than in or to a wholly owned subsidiary;

•	incur, assume, guarantee, cancel, forgive or prepay certain indebtedness;

•	change any of the accounting principles, methodologies or practices used by it unless required by or advisable under a change in U.S. GAAP or applicable law;

•

(a) form a new subsidiary, (b) make, change or revoke any income tax election, (c) file any amended income tax return, or (d) other than in the ordinary course of business consistent with past practice, settle or compromise any liability for income taxes or surrender any claim for a refund of a material amount of income taxes, other than in the case of clauses (c) and (d) in respect of any income taxes that have been identified in the reserves for income taxes in the VWE Financial Statements;

•

acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments, other than (1) the purchase of supplies, equipment and products in the ordinary course of business consistent with past practice and (2) Kunde;

•

except in the ordinary course of business consistent with past practice, renew, extend, terminate, amend in any material respect or waive any of its material rights under any material contract or enter into any contract that would constitute a material contract if entered into prior to the date of the Transaction Agreement;

•

make or authorize any capital expenditure other than capital expenditures in the ordinary course of business consistent with past practice or that do not otherwise exceed VWE’s existing capital budget previously furnished to BCAC;

•

except in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any of its tangible assets, tangible properties or businesses, except for (1) the sale of grounded wine and (2) sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice (including dispositions of inventory or of obsolete equipment in the ordinary course of business consistent with past practice) or pursuant to an existing contract;

•

except in the ordinary course of business consistent with past practice, (a) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any intellectual property of VWE, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in its intellectual property, or (b) grant to any third party any license, or enter into any covenant not to sue, with respect to any of its intellectual property;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction Agreement);

•	enter into any line of business that is different from the existing business of VWE and its subsidiaries;

•	abandon or fail to diligently pursue the renewal of any permit, except in the ordinary course of business consistent with past practice;

•

compromise, settle or agree to settle any action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of U.S.$500,000; or

•	enter into a contract to do any of the foregoing.

BCAC and Merger Sub have each agreed that prior to the Effective Time it will conduct its business, in all material respects, in the ordinary course of business consistent with past practice, comply with all applicable laws, and use reasonable best efforts to keep available the services of its officers and employees.

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In addition to the general covenants above, BCAC and Merger Sub have each agreed that prior to the Effective Time, except as expressly contemplated or permitted by the Transaction Agreement or as required by law and subject to certain specified exceptions, it will not, without the written consent of VWE:

•	seek any approval from Shareholders, or otherwise take any action, to amend the Articles or the organizational documents of Merger Sub;

•	authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of BCAC);

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of BCAC or Merger Sub;

•	increase the compensation or benefits of its directors or officers (except in their capacity as employees to the extent otherwise permitted hereunder);

•

acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments;

•

make any loans or advances to any of its directors and executive officers (other than travel and payroll advances in the ordinary course of business consistent with past practice in type and amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons;

•	incur, assume, guarantee, cancel, forgive or prepay certain indebtedness;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction Agreement);

•	compromise, settle or agree to settle any action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of U.S.$500,000;

•

make or revoke any material tax election (other than ordinary course tax elections customarily made on periodic tax returns) or settle or compromise any material income tax liability, except in the ordinary course of business consistent with past practice;

•	amend, waive or otherwise change the Escrow Agreement in any manner adverse to VWE; or

•	enter into a contract to do any of the foregoing.

HSR Act and Regulatory Approvals

Each of VWE, BCAC and Merger Sub has agreed that it will use (and cause its affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Transaction including:

•

obtaining all necessary actions or non-actions, waivers, consents and approvals from governmental entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity (including pursuant to any state or federal alcoholic beverage control laws and regulations);

•

obtaining all necessary consents, approvals or waivers from third parties reasonably requested by BCAC to be obtained in respect of VWE’s material contracts in connection with the Merger, the Transaction Agreement or the other transactions (it being understood that, except with respect to the required waiver under VWE’s credit agreement with Bank of the West, the failure to receive any such consents, approvals or waivers will not be a condition to BCAC’s and Merger Sub’s obligations to consummate the Transaction);

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•	defending any actions, challenging the Transaction Agreement and the consummation of the Transaction; and

•	the execution and delivery of any additional instruments necessary to consummate the Transaction.

No Party to the Transaction Agreement will be required to agree to any arrangement which would require it to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such actions or proceedings (or agree to do any of the foregoing) to resolve such action or proceeding or threat thereof in order to consummate the Transaction.

Each of BCAC and VWE has agreed to promptly, and in no event later than 10 Business Days after the signing of the Transaction Agreement, make appropriate filings under the HSR Act and any other antitrust law that BCAC determines in good faith applies (and thereafter, promptly make any other required submissions) which HSR filing has been made and the relevant waiting period has expired.

In addition, each of BCAC and VWE has agreed to:

•

use reasonable best efforts to cooperate with the other in determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other governmental entities in connection with the execution and delivery of the Transaction Agreement and the consummation of the Transaction and timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

•

use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transaction;

•	promptly inform the other Party upon receipt of any material communication from any governmental entity regarding the Transaction; and

•	subject to applicable legal limitations and the instructions of any governmental entity, keep the other Party apprised of the status of matters relating to the completion of the Transaction.

VWE and BCAC have agreed that if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Transaction Agreement as violative of any antitrust law, they will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction.

Proxy Solicitation and Consent Solicitation

BCAC has also agreed to:

•

convene and conduct the Meeting in accordance with the Articles and applicable law as promptly as practicable, for the purpose of obtaining shareholder approval for the BCAC Resolutions, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of VWE (which consent will not be unreasonably withheld or delayed), except in the case of an adjournment or postponement as required by applicable law or for quorum purposes;

•	solicit proxies (without being obliged to engage a proxy solicitation agent) in favor of the approval of the BCAC Resolutions and against any resolution inconsistent with the BCAC Resolutions;

•

consult with VWE in fixing the date of the Meeting and the record date for purposes of notice thereof and voting thereat, give notice to VWE of the Meeting and allow VWE’s representatives to attend the Meeting;

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•

promptly advise VWE at such times as VWE may reasonably request and at least on a daily basis on each of the last ten business days prior to the date of the Meeting, as to the tally of the proxies and other voting documentation received by BCAC in respect of the BCAC Resolutions and other matters to be voted upon at the Meeting, the number of Class A Restricted Voting Shares with respect to which Dissent Rights were exercised and the numbers of notices of redemption of Class A Restricted Voting Shares by or on behalf of the holders thereof;

•

not change the record date for Shareholders entitled to notice of or to vote at the Meeting in connection with any adjournment or postponement of the Meeting, or change any other matters in connection with the Meeting unless required by law or consented to in writing by VWE (which consent will not be unreasonably withheld or delayed);

•

through the Board, recommend that Shareholders vote in favour of the BCAC Resolutions and include such recommendation in this Circular and the Consent Solicitation/Prospectus. The Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, such recommendation in any manner adverse to VWE, except and only to the extent that the Board (or any such committee) determines after consultation with counsel that so doing is required by law or fiduciary requirements; and

•

extend the redemption right for Class A Restricted Voting Shares for any minimum period required by any rule, regulation, interpretation or position of the OSC, TSX or the respective staff thereof that is applicable to the redemption right, and pursuant to the Articles.

VWE has agreed to use its reasonable best efforts to obtain approval of the Transaction by VWE shareholders within one Business Day of the Registration Statement becoming effective. VWE will keep BCAC reasonably informed regarding all matters relating to such approval.

No Solicitation

Under the terms of the Transaction Agreement, VWE has agreed not to (1) solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an acquisition proposal, (2) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning VWE or any of its affiliates to any person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an acquisition proposal or (3) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement relating to an acquisition proposal.

VWE also agreed that immediately following the execution of the Transaction Agreement it will cause its representatives to cease any discussions or negotiations with any person or entity that may be ongoing with respect to an acquisition proposal. VWE also agreed to request from each person and entity with whom such discussions and negotiations have been terminated to return or destroy in accordance with the terms of the applicable confidentiality agreement all information furnished to such person or entity and use reasonable best efforts to enforce compliance with such request.

VWE has agreed to promptly (and in any event within two Business Days) notify, both orally and in writing, BCAC of the receipt of any acquisition proposal or any request for information from, or any negotiations sought to be initiated or resumed with, VWE or its representatives concerning an acquisition proposal. VWE will promptly (and in any event within 48 hours) keep BCAC reasonably informed of any material developments regarding any acquisition proposal or request for non-public information from the proponent of an acquisition proposal.

As used in the Transaction Agreement, “acquisition proposal” means any proposal or offer from any person, entity or group of persons or entities (other than BCAC, Merger Sub or any affiliate thereof) providing for

54

(a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) 15% or more based on the fair market value, as determined in good faith by the VWE board of directors of assets of VWE and its subsidiaries or (ii) 15% or more of any class of equity securities of VWE representing 15% or more of the outstanding voting power of VWE, (b) any offer that, if consummated, would result in any person, entity or group beneficially owning, directly or indirectly, 15% or more of the equity securities of VWE representing 15% or more of the outstanding voting power of VWE, or (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving VWE.

Other Covenants and Agreements

The Transaction Agreement contains other covenants and agreements, including:

•

BCAC and VWE providing, subject to certain specified restrictions and conditions the other Party and its representatives reasonable access to its and its subsidiaries’ officers, employees, properties, contracts, commitments, books and records;

•

each Party giving prompt notice to the other parties of certain matters, including such Party’s failure to comply with or satisfy any covenant, condition or agreement in any material respect; receipt of notice from a third party that the consent of such third party is or may be required or of any material non-compliance with any law by such party or its affiliates; or receipt of any notice from any governmental entity in connection with the Transaction;

•	BCAC using its reasonable best efforts to ensure that it remains listed as a public company on the TSX and to cause the New VWE Holdco common stock to be approved for listing on the TSX and Nasdaq;

•

BCAC using its reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the OSC, the TSX and the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	confidentiality and publicity relating to the Transaction Agreement and the Transaction;

•	agreement relating to the intended tax treatment of the Transaction contemplated by the Transaction Agreement;

•	the surviving company performing all employment contracts between VWE (or its subsidiaries) and any past or present employee or consultant of VWE (or its subsidiaries);

•	preparation of the Prospectus and the Registration Statement;

•	BCAC causing the Continuance to become effective immediately prior to the Effective Time;

•	BCAC taking all action within its power as necessary to cause certain appointments of board members and officers immediately following the Effective Time;

•	VWE making an offer to repurchase shares of TGAM prior to the Effective Time;

•	indemnification of present and former directors and officers of BCAC, VWE and each of its subsidiaries, and directors’ and officers’ liability insurance;

•

BCAC’s board or committee adopting a resolution exempting the acquisition of New VWE Holdco common stock by any VWE shareholder who is expected to become a director of New VWE Holdco following the Closing, from Section 16(b) of the U.S. Exchange Act pursuant to Rule 16b-3 thereunder;

•	BCAC’s board of directors adopting a mandatory conversion resolution such that as part of the Continuance, each BCAC Founder’s Share will convert into one share New VWE Holdco common stock; and

•	VWE obtaining forgiveness of certain debt and release of certain liens.

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Representations and Warranties

The Transaction Agreement contains representations and warranties made by VWE to BCAC relating to a number of matters, including the following:

•	corporate organization, corporate power, good standing and qualification to do business;

•	capitalization, subsidiaries and indebtedness;

•	requisite corporate authority to enter into the Transaction Agreement and to complete the Transaction;

•	required governmental and regulatory consents necessary in connection with the Transaction;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Transaction Agreement or consummating the Transaction;

•	VWE shares are not and are not required to be registered and VWE is not required to file reports with the SEC;

•	VWE Financial Statements;

•	absence of a material adverse effect since January 1, 2021 and absence of certain other changes;

•	compliance with applicable law;

•	legal proceedings and absence of governmental orders;

•	employee compensation and benefits matters;

•	environmental matters;

•	tax matters;

•	labour matters;

•	intellectual property;

•	insurance;

•	properties;

•	material contracts;

•	customers and suppliers;

•	inventory;

•	broker’s and finder’s fees related to the Merger;

•	related party transactions; and

•	accuracy of VWE’s information provided in the Prospectus and the Consent Solicitation/Prospectus.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Transaction Agreement, a “material adverse effect” with respect to VWE means any change, effect, condition, event, circumstance, occurrence or development (“change”) that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (i) the business, assets, liabilities or financial condition or results of operations of VWE and its subsidiaries, taken as a whole or (ii) the ability of VWE to consummate the Transaction or to perform its obligations under the ancillary agreements. None of the following, with respect to clause (i), will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect:

•	changes in business, regulatory, political or other conditions generally;

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•

changes in general economic conditions, including changes in the credit, debt or financial capital markets, securities markets, currency markets or other financial markets, including changes in interest rates or currency exchange rates;

•	changes or conditions affecting generally the industries in which VWE operates or the industries in which suppliers and customers of VWE operate;

•	any stoppage or shutdown of any governmental entity;

•	changes in U.S. GAAP or other accounting requirements or principles or any changes in applicable laws, regulatory standards or the interpretation thereof or other legal or regulatory conditions;

•	acts or omissions required pursuant to the terms of the Transaction Agreement;

•	the announcement of the Transaction Agreement or pendency or consummation of the Transaction;

•

the failure of VWE to meet or achieve the results set forth in any internal or industry estimate, budget, plan, projection or forecast (provided, however, that changes giving rise to or contributing to such failure that are not otherwise excluded from the definition of “material adverse effect” may be taken into account in determining whether there has been a material adverse effect);

•

global, national or regional political conditions, including hostilities, acts of war, protests, shutdowns, civil unrest, sabotage or terrorism or military actions or any escalation, worsening or diminution thereof;

•

hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, natural disasters, epidemics, pandemics or disease outbreak (including COVID-19) or other acts of nature or force majeure events, or any law issued by a governmental entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law or interpretation thereof following the date of the Transaction Agreement or any worsening of such conditions threatened or existing as of the date of the Transaction Agreement;

•

changes attributable to actions or omissions of, by or on behalf of a counterparty to the Transaction Agreement or any of its affiliates (other than to the extent required to be taken or required to be omitted pursuant to the ancillary agreements); and

•	any action taken by a person or any omission to act with the written consent of or at the written request of a counterparty to the Transaction Agreement;

except that, in the in the case of the first, second, third, fourth, fifth, ninth and tenth bullet points above, such changes will be taken into account in determining whether a material adverse effect has or would reasonably be expected to occur to the extent such changes impact VWE and its subsidiaries in a materially disproportionate manner relative to other participants in the industry in which VWE and its subsidiaries operate (in which case, only such disproportionate impact will be taken into account).

The Transaction Agreement also contains representations and warranties made by BCAC and Merger Sub to VWE relating to a number of matters, including the following:

•	corporate organization, corporate power, good standing and qualification to do business;

•	capitalization;

•	requisite corporate authority to enter into the Transaction Agreement and to complete the Transaction;

•	required governmental and regulatory consents necessary in connection with the Transaction;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Transaction Agreement or consummate the Transaction;

•	litigation, orders and permits;

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•	compliance with securities laws;

•	BCAC’s reporting issuer status and securities laws matters;

•	absence of a material adverse effect since December 31, 2019 and absence of certain other changes;

•	compliance with applicable law;

•	business activities;

•	judgments, orders or decrees;

•	taxes and tax returns;

•	transactions with affiliates;

•	Merger Consideration;

•	accuracy of BCAC’s information provided in the Prospectus and the Consent Solicitation/Prospectus;

•	the BCAC escrow account; and

•	broker’s and finder’s fees related to Transaction.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Transaction Agreement, a “material adverse effect” with respect to BCAC means any facts, circumstances, events or changes that would, individually or when considered together with all other facts, circumstances or changes, reasonable be expected to prevent or material delay or impede the ability of BCAC, the Sponsor or Merger Sub to consummate the Transaction.

As described below under “Termination of the Transaction Agreement”, if the Transaction Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Transaction Agreement, other than liability for any deliberate and material breach occurring prior to such termination despite the actual or probable satisfaction (or reasonable ability to satisfy) the conditions to such Party’s obligation to complete the Closing.

Conditions to Closing Transaction

Conditions to Each Party’s Obligations

The respective obligations of each of VWE, BCAC and Merger Sub to complete the Transaction are subject to the satisfaction (or waiver, if applicable) of the following conditions:

•	the absence of any law enacted or order issued which remains in effect and enjoins or otherwise prohibits the consummation of the Transaction;

•	the receipt of the approval of the BCAC Resolutions in accordance with the provisions of the Articles and the BCBCA, applicable securities laws and applicable TSX and Nasdaq rules;

•	the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness and any proceedings pending before or threatened by the SEC for that purpose;

•

the issuance by the OSC of a final receipt for the prospectus on its own behalf and deemed to be issued by the other Canadian securities regulatory authorities (other than Québec) as required by Canadian securities laws relating to the Transaction;

•

the approval of the TSX enabling (1) the Transaction to qualify as BCAC’s qualifying acquisition and (2) the listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on the TSX after the Effective Time;

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•

the approval for listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on Nasdaq as National Global Market securities within the meaning of Nasdaq Rule 5005(a)(27) (which condition has been waived by the parties with respect to the listing of the New VWE Holdco Warrants on Nasdaq);

•	the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Transaction under applicable antitrust laws, including the HSR Act; and

•	the occurrence of the Continuance.

Conditions to Obligations of BCAC and Merger Sub

The obligation of BCAC and Merger Sub to complete the Transaction is also subject to the satisfaction, or waiver by BCAC, of the following conditions:

•	the accuracy of the representations and warranties made by VWE in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by VWE of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on VWE;

•	the termination or amendment of certain agreements between or among VWE shareholders will have occurred, as set forth in the Transaction Agreement;

•	VWE must obtain a waiver or amendment of any event of default under the VWE Credit Facility that would result from the consummation of the Transaction; and

•	the receipt by BCAC of each of the agreements, instruments, certificates and other documents required to be delivered by VWE at or prior to the closing of the Transaction.

Conditions to Obligations of VWE

The obligation of VWE to complete the Transaction is also subject to the satisfaction or waiver by VWE of the following conditions:

•	the accuracy of the representations and warranties made by BCAC and Merger Sub in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by each of BCAC and Merger Sub of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on BCAC;

•	the receipt of Merger Sub shareholder approval; and

•	the receipt by VWE of each of the agreements, instruments, certificates and other documents required to be delivered by BCAC at or prior to the closing of the Transaction.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of the Transaction Agreement by VWE’s shareholders or approval of the proposals required to effect the Transaction by the Shareholders as follows:

•	by written consent of both VWE and BCAC;

•	by either VWE or BCAC if (a) prior to the Closing, the Transaction is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent

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jurisdiction, (b) the Closing has not occurred on or before May 15, 2021 or such later date which the Shareholders approve (the “Outside Date”), except that the right to terminate the Transaction Agreement pursuant to (a) or (b) will not be available to any party whose breach of any provision of the Transaction Agreement results in or materially contributes to (a) or (b), or (c) approval of the BCAC Resolutions is not obtained at the Meeting or any adjournment or postponement thereof;

•

by VWE if BCAC or Merger Sub breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from VWE of such breach (unless VWE is itself in breach of the Transaction Agreement such that any of the mutual conditions to closing or conditions to BCAC and Merger Sub’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by VWE if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but BCAC fails to consummate the Closing within five Business Days following notice from VWE that it is prepared to consummate the Closing;

•	by VWE if the Board changed its recommendation that Shareholders vote in favour of the BCAC Resolutions;

•

by BCAC if VWE breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from BCAC of such breach (unless BCAC is itself in breach of the Transaction Agreement such that any of the mutual conditions to closing or conditions to VWE’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by BCAC if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but VWE fails to consummate the Closing within five Business Days following notice from BCAC that it is prepared to consummate the Closing;

•	by BCAC if the VWE board of directors changes its recommendation that VWE shareholders vote in favour of the Transaction; or

•	by BCAC if the VWE shareholders do not approve the Transaction within one day after the Registration Statement becomes effective.

Effect of Termination

If the Transaction Agreement is validly terminated, the Transaction Agreement will become void without any liability on the part of any of the parties other than liability for any deliberate and material breach occurring prior to such termination despite the actual or probable satisfaction (or reasonable ability to satisfy) the conditions to such party’s obligation to complete the Closing. However, the confidentiality agreement and BCAC’s escrow account claims waiver and certain other technical provisions will continue in effect notwithstanding termination of the Transaction Agreement.

Amendments

Subject to applicable law, the Transaction Agreement may be amended or modified by a written agreement of BCAC and VWE.

Specific Performance

The parties to the Transaction Agreement agree that they will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Transaction Agreement and to enforce specifically the terms of provisions thereof.

Stock Market Listing

Application will be made by BCAC to have the New VWE Holdco common stock and New VWE Holdco Warrants to be issued in connection with the Transaction approved for listing on the TSX, and to have the New

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VWE Holdco common stock to be issued in connection with the Transaction approved for listing on Nasdaq. It is a condition to the parties’ obligations to complete the Transaction that such approvals are obtained, subject to official notice of issuance. The condition with respect to the listing of the New VWE Holdco Warrants on Nasdaq has been waived by the parties.

Fees and Expenses

Except as otherwise provided in the Transaction Agreement, all costs and expenses incurred in connection with the Transaction Agreement will be paid by the Party incurring such cost or expense.

Other Agreements

Founder Support Agreement

In connection with the execution of the Transaction Agreement, the Sponsor, in its capacity as a shareholder of BCAC, entered into a support agreement (the “Founder Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote in favour of the Transaction (including the Continuance).

VWE Support Agreement

In connection with the execution of the Transaction Agreement, certain VWE shareholders entered into a voting and support agreement (the “VWE Support Agreement”), pursuant to which such VWE shareholders agreed, among other things, to vote in favour of the Transaction Agreement, the Merger and the other transactions. Accordingly, it is anticipated that VWE shareholders will approve the Transaction.

Investor Rights Agreement

In connection with the consummation of the Transaction, the Roney Investors, the Rudd Investors, the Sebastiani Investors and the Sponsor (collectively referred to as the “Major Investors”) and all other holders of VWE capital stock will enter into the Investor Rights Agreement, which will provide for, among other things, voting agreements, resale restrictions and registration rights, and possible redemption of shares of New VWE Holdco common stock relating to the PPP Note and a downward purchase price adjustment in excess of the Adjustment Escrow Deposit after the post-closing true-up.

Voting Agreements

The Sponsor and the VWE Investors party to the Investor Rights Agreement will agree therein to act in concert with respect to voting their shares of New VWE Holdco common stock. Such agreement covers voting with respect to directors and voting with respect to other matters.

Subject to the terms of the Investor Rights Agreement, until the 2028 annual meeting of shareholders of New VWE Holdco (the “2028 Annual Meeting”), the Roney Representative may designate up to five individuals, at least two of whom will qualify as independent directors under listing requirements then applicable to the New VWE Holdco common stock (collectively, the “Roney Nominees”), for inclusion by New VWE Holdco and the New VWE Holdco Board, acting through the Nominating and Governance Committee of the New VWE Holdco Board, in the slate of nominees recommended to shareholders for election as directors at any annual or special meeting of the shareholders at which directors are to be elected. Notwithstanding this agreement, if the combined beneficial ownership of the Roney Investors, the Rudd Investors and the Sebastiani Investors over which the Roney Representative has control:

•

(A) is reduced by at least 50%, but less than 75%, from that owned on the closing date of the Merger (excluding reductions to the extent due to (1) the sale of shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to three Roney Nominees;

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•

(A) is reduced by at least 75% from that owned on such closing date (excluding reductions to the extent due to due to (1) the sale of shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to two Roney Nominees; and

•	represents less than the Minimum Number, the Roney Representative will, without further action, no longer have any nomination rights hereunder.

Likewise, until the 2028 Annual Meeting and subject to the terms of the Investor Rights Agreement, the Sponsor may designate up to four individuals, at least one of whom will qualify an independent director under listing requirements then applicable to the New VWE Holdco common stock (collectively, the “Sponsor Nominees”), for inclusion by New VWE Holdco and its board of directors, acting through the Nominating and Governance Committee of the New VWE Holdco Board, in the slate of nominees recommended to shareholders for election as directors at any annual or special meeting of the shareholders at which directors are to be elected. Notwithstanding this agreement, if the beneficial ownership of the Sponsor:

•

(A) is reduced by at least 50%, but less than 75%, from that owned on the closing date of the Merger (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to two Sponsor Nominees;

•

(A) is reduced by at least 75% from that owned on such closing date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to one Sponsor Nominee; and

•	represents less than the Minimum Number, the Sponsor will, without further action, no longer have any nomination rights under the Investor Rights Agreement.

A “Material Stock Acquisition” as defined in the Investor Rights Agreement means a transaction in connection with which Parent issues New VWE Holdco common stock representing more than 35% of such stock then outstanding.

“Minimum Number” as defined in such agreement means 4% of the shares of New VWE Holdco common stock outstanding as of the relevant date or such lower percentage to which the Roney Representative or Sponsor, as applicable, may agree (such agreement not to be unreasonable withheld) upon the request of the other.

In furtherance of the nomination rights provided for in the Investor Rights Agreement, such agreement also provides that: (i) in connection with each meeting or consent solicitation of at or by which directors are to be elected, the Board (including any committee thereof) will nominate and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to shareholders, and the Specified Investors will vote for each Roney Nominee and Sponsor Nominee; and (ii) New VWE Holdco, acting through the New VWE Holdco Board (including any committee thereof), will fill any vacancy of a Roney Nominee or a Sponsor Nominee on the Board with a Roney Nominee or a Sponsor Nominee, respectively.

With respect to voting on matters other than the election of directors, the Investor Rights Agreement provides as follows for the period beginning on the closing date of the Transaction and ending the earlier of seven years from that date and the date on which the Roney Investors cease to own, in the aggregate, 10% or more of the outstanding New VWE Holdco common stock. During that period, each Major Investor will irrevocably appoint the Roney Representative as such Major Investor’s proxy, to the fullest extent of such Major Investor’s rights with respect to the shares of New VWE Holdco common stock owned by such Major Investor as of the closing date or thereafter acquired, to vote each such shares at each annual or special meeting of shareholders on all

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matters other than, in the case of Sponsor, certain reserved matters. Such reserved matters are (a) the issuance of equity or the adoption of any equity plan, (b) any merger, consolidation or other business combination transaction to which New VWE Holdco is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or affiliate of New VWE Holdco has an interest that is different from, or in addition to, the interests of New VWE Holdco Shareholders generally, (d) any amendment of New VWE Holdco’s articles of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of shareholders or any particular shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or contract.

Upon consummation of the Transaction, the Specified Investors will beneficially own approximately 43.9% of New VWE Holdco common stock, assuming no dissent rights are exercised and no redemptions by holders of Class A Restricted Voting Shares. Depending primarily upon the level of such redemptions and pursuant to the Investor Rights Agreement, New VWE Holdco may be a “controlled company” within the meaning of Nasdaq corporate governance standards upon consummation of the Transaction. See “Interests of Directors and Executive Officers in Transaction — Controlled Company Exemption”.

The Specified Investors will have significant influence in determining the outcome of matters requiring shareholder approval as well as the election of directors due to the Investor Rights Agreement and the rights set out therein and the relative ownership of New VWE Holdco common stock by the Specified Investors following closing of the Transaction. Subject to its terms, the Investor Rights Agreement and the rights set out therein with respect to election of directors may extend until the 2028 Annual Meeting.

Resale Restrictions

Pursuant to the Investor Rights Agreement, the Major Investors (other than the Sebastiani Investors) will agree that they will not, for 18 months following the closing of the Transaction, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of New VWE Holdco common stock or otherwise hedges such consequences, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives value from such stock (in each case, subject to certain exceptions set forth in the Investor Rights Agreement). After that, approximately 94% of such investors’ shares will be released from the lock-up in equal amounts monthly over a 17-month period. Any remaining shares held by such investors will be released from the lock-up on the date that is 35 months following the closing of the Merger. All other VWE Investors party to the Investor Rights Agreement (including the Sebastiani Investors but excluding Wasatch) will agree that they will not, for six months after the closing of the Merger, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of New VWE Holdco common stock or otherwise hedges such consequences, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives value from such stock (in each case, subject to certain exceptions). After that, approximately 83% of their shares will be released from the lock-up in equal amounts monthly over a five-month period. Any remaining shares held by such other VWE Investors will be released from the lock-up on the date that is 11 months after the closing of the Merger.

Modification or Amendment

The Investor Rights Agreement may be amended and New VWE Holdco may take action therein prohibited, or omit to perform any act therein required to be performed by it, if and only if New VWE Holdco has obtained the consent of each Major Investor holding at least 5% of the outstanding shares of New VWE Holdco common

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stock and, during the Roney Director Designation Period, the Roney Representative, but the resale restrictions described above cannot be amended without the prior written consent of any Major Investor that would be adversely affected by the amendment.

Registration Rights

Under the Investor Rights Agreement, (i) Wasatch and (ii) after the initial 18-month lock-up period described in “Transaction Agreement — Other Agreements — Investor Rights Agreement — Resale Restrictions,” the Sponsor or any Major Investor holding not less than 10% of the shares of New VWE Holdco held by all VWE Investors in the aggregate may demand to sell all or a portion of their registrable securities in an SEC-registered offering up to six times, in the case of Wasatch and such Major Investors, and up to three times, in the case of the Sponsor, in each case subject to certain minimum requirements and customary conditions. The Investor Rights Agreement will also provide the Sponsor and all holders of VWE capital stock party thereto with “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions. The Investor Rights Agreement also provides that New VWE Holdco will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Redemption Relating to PPP Note

On April 14, 2020, VWE entered into a promissory note in favor of Bank of the West issued pursuant to the loan program known as the Paycheck Protection Program (the “PPP”). The PPP Note matures in April 2022 and accrues interest at the rate of 1% per annum. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable pursuant to section 1106 of the CARES Act, after a period of up to 24 weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness shall be calculated in accordance with the requirements of the PPP, including the provisions of Section 1106 of the CARES Act, although no more than 40 percent of the amount forgiven can be attributable to non-payroll costs. Further, the amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the period of up to 24 weeks. As of December 31, 2020, an aggregate amount of principal of $6,524,977 was outstanding under this loan. The Investor Rights Agreement includes additional provisions relating to the PPP Note. In such agreement, each holder of VWE capital stock party thereto will agree to be bound by a provision of the Transaction Agreement as if it were a party thereto. The Transaction Agreement provides that, to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the merger, VWE will escrow with the lender the amount necessary to repay the PPP Note in full plus accrued and unpaid interest. Thereafter, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after Closing (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable governmental entity will not have been received by VWE prior thereto), New VWE Holdco will redeem for no consideration from each VWE investor party to the investor rights agreement certain shares of New VWE Holdco common stock which are determined to have been over-issued to them.

Treatment of Warrants

There are 26,000,000 Warrants issued and outstanding as of the date of this Circular. The Sponsor has agreed pursuant to the Transaction Agreement to surrender to BCAC for cancellation 4,000,000 Founder’s Warrants. On the Effective Date, each Warrant, other than the Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock.

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In connection with the Transaction, New VWE Holdco will become the successor to BCAC under the Warrant Agreement. Each New VWE Holdco Warrant will entitle the registered holder to purchase one share of New VWE Holdco common stock. The New VWE Holdco Warrants will become exercisable commencing 65 days after the Effective Date. The New VWE Holdco Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the Effective Date.

Once the New VWE Holdco Warrants become exercisable, New VWE Holdco may accelerate the expiry date of the outstanding New VWE Holdco Warrants (excluding any New VWE Holdco Warrants held by the Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by the Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the New VWE Holdco common stock on Nasdaq or the TSX equals or exceeds $18.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the New VWE Holdco Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a New VWE Holdco Warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the New VWE Holdco Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend, or New VWE Holdco’s recapitalization, reorganization, merger or consolidation. The New VWE Holdco Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

New VWE Holdco Warrants may be exercised only for a whole number of shares of New VWE Holdco common stock. No fractional shares will be issued upon exercise of the New VWE Holdco Warrants. If, upon exercise of the New VWE Holdco Warrants, a holder would be entitled to receive a fractional interest in a share, New VWE Holdco will, upon exercise, round down to the nearest whole number of shares to be issued to the warrant holder.

The New VWE Holdco warrant holders will not have the rights or privileges of holders of shares of New VWE Holdco common stock or any attendant voting rights until they exercise their warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the New VWE Holdco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by New VWE Holdco Shareholders. On the exercise of any New VWE Holdco Warrant, the warrant exercise price will be $11.50, subject to adjustments as described herein. At the election of the holder, the New VWE Holdco Warrants may be exercised through a cashless exercise.

The Warrant Agent will, on receipt of a written request of New VWE Holdco or holders of not less than 25% of the aggregate number of New VWE Holdco Warrants then outstanding, convene a meeting of holders of New VWE Holdco Warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Incline Village, Nevada or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of New VWE Holdco Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of New VWE Holdco Warrants then outstanding.

From time to time, New VWE Holdco and the Warrant Agent, without the consent of the holders of New VWE Holdco Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of New VWE Holdco Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of New VWE Holdco Warrants may only be made by an “extraordinary resolution”, which will be defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of New VWE Holdco Warrants by the affirmative vote of holders of New VWE Holdco Warrants representing not

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less than two-thirds of the aggregate number of the then outstanding New VWE Holdco Warrants represented at the meeting and voted on such resolution; or (ii) adopted by an instrument in writing signed by the holders of New VWE Holdco Warrants representing not less than two-thirds of the aggregate number of the then outstanding New VWE Holdco Warrants.

Following Closing, it is expected that the New VWE Holdco Warrants will trade on the TSX under the trading symbol “VWE.WT.U”.

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CONTINUANCE

Shareholders will be asked at the Meeting to consider, and if deemed advisable, approve the Continuance Resolution authorizing the continuance of BCAC from the laws of the Province of British Columbia to the laws of the State of Nevada, the form of which is attached as Appendix “C”, and which is required to implement the steps of the Transaction outlined herein. To be effective, the Continuance Resolution must be approved by at least 66 2/3% of the votes attached to the BCAC Shares present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as if they were a single class of shares.

BCAC intends to effect the Continuance by filing articles of domestication and articles of incorporation of Bespoke Capital Acquisition Corp. with the Secretary of State of the State of Nevada and by filing an Application for Authorization to Continue in another Jurisdiction with the Registrar of Companies in British Columbia under Section 308 of the BCBCA.

On February 1, 2021, the Board approved the Continuance. Subject to the approval of the BCAC Resolutions at the Meeting, the Continuance will become effective immediately prior to the Merger. Concurrently with the Continuance and immediately prior to the Merger, BCAC intends to change its name to Vintage Wine Estates, Inc.

In connection with the Continuance, the New VWE Holdco board of directors will adopt bylaws, which together with the articles of incorporation filed with the State of Nevada, will be the organizational documents of New VWE Holdco from and after the domestication.

Reasons for the Continuance

The Board believes that there are significant advantages that will arise as a result of the Continuance. In addition, the Board believes that any direct benefit that Nevada law provides to a corporation also indirectly benefits its shareholders. The Board believes that a corporation organized in the United States would be advantageous and appropriate because the operations of VWE are, and the operations of New VWE Holdco and the combined company will be, conducted primarily in the United States. Certain key members of New VWE Holdco management are also expected to be resident in the State of Nevada. In addition, continuing as New VWE Holdco in the United States will facilitate New VWE Holdco’s compliance with regulatory and licensing requirements related to operating VWE’s business.

The Board further believes that the State of Nevada is an attractive jurisdiction of incorporation because Nevada has comprehensive and flexible corporate laws that are responsive to the legal and business needs of its domiciled corporations.

Shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, the Continuance Resolution authorizing the Board, in its sole discretion, to file an Application for Authorization to Continue in another Jurisdiction with the Registrar of Companies in British Columbia under section 308 of the BCBCA, and, subject to obtaining such authorization, to file articles of domestication and articles of incorporation with the Secretary of State of the State of Nevada.

Effect of the Continuance

British Columbia law permits a British Columbia company to continue out of British Columbia and continue in an appointed jurisdiction (which includes Nevada) as if it had been incorporated under the laws of that other jurisdiction.

NRS 92A.270 provides that an entity organized in a country outside the United States may become domesticated as a corporation in Nevada by filing in Nevada articles of domestication, articles of incorporation and certain other corporate information. NRS 92A.270 does not provide shareholders with statutory rights of appraisal in connection with a domestication under NRS 92A.270.

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Under Section 311 of the BCBCA, the BCBCA will cease to apply to BCAC on the date that the corporation is continued and domesticated under Nevada law. Similarly, NRS 92A.270 provides that, upon domestication in Nevada:

•

New VWE Holdco following the Continuance is deemed to be the same entity as BCAC prior to the Continuance, and the Continuance will constitute a continuation of the existence of BCAC as a Nevada corporation;

•	all rights, privileges and powers of BCAC will remain vested in New VWE Holdco;

•	all debts, liabilities and duties of BCAC will remain attached to New VWE Holdco and may be enforced against it to the same extent as if originally incurred by it; and

•	unless otherwise agreed to or otherwise required under applicable British Columbia law, the Continuance will not be deemed a dissolution of BCAC.

Following the Continuance, New VWE Holdco will continue to be listed on the TSX and remain subject to the laws governing reporting issuers in Canada. Generally, such laws will permit New VWE Holdco to satisfy its continuous disclosure obligations by filing documents filed with the SEC.

The executive officers and board of directors of BCAC will not change by virtue of the Continuance. However, in connection with the Merger, the executive officers and board of directors of New VWE Holdco are expected to be as set forth under “Interests of Directors and Executive Officers in Transaction — New VWE Holdco Directors and Executive Officers” herein.

Equity Conversion

Upon the effectiveness of the Continuance:

•

each Class A Restricted Voting Share (other than Dissenting Shares and Class A Restricted Voting Shares previously redeemed pursuant to the Extension Redemption) will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

•

each Founder’s Share, other than those Founder’s Shares surrendered to BCAC for cancellation pursuant to the Transaction Agreement, will be converted on a one-to-one basis into a share of New VWE Holdco common stock; and

•

each Warrant, other than those surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding on a one-for-one basis as a New VWE Holdco Warrant.

Comparison of Shareholders’ Rights

Upon the consummation of the Continuance, BCAC’s jurisdiction of incorporation will change from the Province of British Columbia to the State of Nevada. BCAC also intends to change its name to Vintage Wine Estates, Inc. and will adopt articles of incorporation and bylaws in connection with the consummation of the Transaction. As a result, BCAC’s organizational documents will change and BCAC will be governed by Nevada law rather than the laws of British Columbia.

Although the rights and privileges of shareholders of a Nevada corporation and the rights and privileges of shareholders of a British Columbia corporation are, in many instances, comparable, there are significant differences. There will also be differences between the organizational documents of BCAC and New VWE Holdco following the Continuance. These differences arise principally from differences between Nevada law and the BCBCA and between BCAC’s notice of articles and articles and the forms of the New VWE Holdco articles of incorporation and bylaws. A summary of the material differences between such rights is set forth under

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“Comparison of Shareholders’ Rights” in Appendix “I”. Such summary does not necessarily contain all information that may be important to you. Accordingly, you are urged to read the applicable provisions of the NRS and the BCBCA, as well as the forms of the New VWE Holdco articles of incorporation and bylaws attached as Appendix “H” to this Circular, as such materials are relevant to a full understanding of the rights and privileges available.

Annual Shareholder Meetings

New VWE Holdco’s bylaws will provide that annual meetings of shareholders will be held wholly or partially by means of remote communication or at such place, within or without the State of Nevada, at such date and time as may be determined by the New VWE Holdco Board, the Chief Executive Officer or the Chairman of the New VWE Holdco Board and as will be designated in the notice of such meeting.

Anti-Takeover Effects of Nevada Law and Provisions of New VWE Holdco’s Constating Documents

Certain provisions of Nevada law and New VWE Holdco’s Constating Documents could make the following more difficult:

•	acquisition of New VWE Holdco by means of a tender offer;

•	acquisition of New VWE Holdco by means of a proxy contest or otherwise; or

•	removal of New VWE Holdco’s incumbent officers and directors.

These provisions, summarized below, could have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of New VWE Holdco to first negotiate with the New VWE Holdco Board.

Filling Vacancies

The New VWE Holdco bylaws will provide that, subject to the articles of incorporation, the rights of holders of any series of preferred stock and the Investor Rights Agreement, vacancies and newly created directorships resulting from any increase in the number of directors or any vacancy on the New VWE Holdco Board may be filled by a majority of the directors then in office, even if less than a quorum, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and will qualify, and will not be filled by the stockholders; provided, that: (a) for so long as the Roney Representative has a right to nominate one or more Roney Nominees, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of any Roney Nominee, including the failure of any Roney Nominees to be elected, will be filled only by the Roney Representative; (b) for so long as Sponsor has a right to nominate one or more Sponsor Nominees pursuant to the Investor Rights Agreement, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of a Sponsor Nominee will be filled only by Sponsor; (c) for so long as the Roney Representative has the right to nominate one or more Roney Nominees, vacancies resulting from an increase in the number of directors will be filled so that Roney Nominees represent a simple majority of the Board; and (d) for so long as Sponsor has the right to nominate one or more Sponsor Nominees, vacancies resulting from an increase in the number of directors will be filled so that Sponsor Nominees hold all director positions less a simple majority of the Board. Any director elected to fill a vacancy not resulting from an increase in the number of directors will hold office for the remaining term of his or her predecessor.

Removal

The New VWE Holdco bylaws will provide that, subject to any provisions of applicable law and the articles of incorporation, any or all of the directors may be removed, until the Sunset Date, only for cause and, following the Sunset Date, with or without cause, by the holders of a majority of the shares then entitled to vote at an election

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of directors; provided, however, that (a) no Roney Nominee may be removed from office unless such removal is directed or approved by the Roney Representative pursuant to the Investor Rights Agreement so long as the Roney Representative is entitled to designate Roney Nominees and (b) no Sponsor Nominee may be removed from office unless such removal is directed or approved by Sponsor pursuant to the Investor Rights Agreement so long as Sponsor is entitled to designate Sponsor Nominees.

Requirements for Advance Notice of Shareholder Nominations and Proposals

New VWE Holdco’s bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder will need to comply with advance notice requirements and provide New VWE Holdco with certain information and the matter must constitute a proper matter for stockholder action. Generally, to be timely, a shareholder’s notice must be received at New VWE Holdco’s principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary the preceding year’s annual meeting. The bylaws will provide that the principal executive offices of New VWE Holdco shall be located at 937 Tahoe Boulevard, Incline Village, Nevada, unless and until they are located at such other place within or without the State of Nevada as the board of directors of New VWE Holdco may determine. New VWE Holdco’s bylaws will also specify requirements as to the form and content of a shareholder’s notice. New VWE Holdco’s bylaws will allow the board of directors or the chairman of any meeting of shareholders to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New VWE Holdco.

Special Meetings of the Shareholders

The New VWE Holdco bylaws will provide that, unless otherwise prescribed by law or the articles of incorporation, special meetings of shareholders of New VWE Holdco may be called only by the secretary of New VWE Holdco at the direction of the Board, by the chairman or the chief executive officer of New VWE Holdco. At any annual meeting or special meeting of shareholders, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the bylaws. New VWE Holdco’s bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

No Cumulative Voting

New VWE Holdco’s Constating Documents will not authorize cumulative voting.

Undesignated Preferred Stock

The authorization of undesignated preferred stock in the New VWE Holdco Constating Documents will make it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of New VWE Holdco.

Authorized but Unissued Capital Stock

Nevada law does not require shareholder approval for any issuance of authorized shares.

However, the TSX Manual and Nasdaq’s listing requirements, which would apply if and so long as New VWE Holdco common stock remains listed on the TSX and/or Nasdaq, require shareholder approval of certain issuances. In particular, Nasdaq rules would require shareholder approval for issuances equal to or exceeding

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20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The New VWE Holdco Board may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of New VWE Holdco or the removal of New VWE Holdco management. Moreover, New VWE Holdco’s authorized but unissued shares of preferred stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the New VWE Holdco Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New VWE Holdco by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New VWE Holdco’s management and possibly deprive the New VWE Holdco Shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Amendment of Articles of Incorporation or Bylaws

Until the Sunset Date, the amendment of any of the provisions of the articles of incorporation or bylaws of New VWE Holdco described above will require the affirmative vote of holders of at least two-thirds of the voting power of all the then-outstanding shares of New VWE Holdco capital stock entitled to vote generally in the election of directors, voting together as a single class. After the Sunset Date, the amendment of such provisions will require the affirmative vote of holders of a majority of the voting power of all the then-outstanding shares of New VWE Holdco capital stock entitled to vote generally in the election of directors, voting as a single class.

Acquisition of Control Shares

In addition, the NRS contains provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights. These laws will apply to New VWE Holdco as of a particular date if New VWE Holdco were to have 200 or more shareholders of record (at least 100 of whom have addresses in Nevada appearing on New VWE Holdco’s stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless the New VWE Holdco Constating Documents in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if the New VWE Holdco Constating Documents are not amended to provide that these provisions do not apply to New VWE Holdco or to an acquisition of a controlling interest, or if New VWE Holdco’s disinterested shareholders do not confer voting rights in the control shares.

Combinations with Interested Stockholders

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to

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be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. A Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, then the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. New VWE Holdco will not make such an election in its original articles of incorporation.

Choice of Forum Provisions

The articles of incorporation of New VWE Holdco will provide that, unless New VWE Holdco consents in writing to the selection of an alternative forum, (a) the Second Judicial District Court, in and for the State of Nevada, located in Washoe County, Nevada, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of New VWE Holdco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of New VWE Holdco to New VWE Holdco or to its stockholders, or (iii) any action, suit or proceeding arising pursuant to any provision of the Nevada Revised Statutes Chapter 78 of the State of Nevada, as amended, or the bylaws or the articles of incorporation, and (b) subject to the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Such articles will further provide that, if any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Nevada (a “Foreign Action”) in the name of any stockholder, such stockholder will be deemed to have consented to (1) the personal jurisdiction of the state and federal courts in the State of Nevada in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (2) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Such articles will further provide that any person or entity purchasing or otherwise acquiring or holding any interest in any security of New VWE Holdco will be deemed to have notice of and consented to these provisions of the articles. Nevertheless, such provisions of the articles will not apply to suits brought to enforce any liability or duty created by the United States Securities Act of 1933, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. The articles will provide that, unless New VWE Holdco consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933.

Material U.S. and Canadian Federal Income Tax Considerations of the Continuance

Although not free from doubt, VWE and BCAC intend the Continuance to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Continuance so qualifies, then a U.S. holder of BCAC shares will be subject to Section 367(b) of the Code and, as a result, may be required to include BCAC’s earnings in

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income. However, while uncertain and subject to change, BCAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Continuance. Additionally, BCAC believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Continuance, it is possible that a U.S. holder of BCAC shares may be required to recognize gain in connection with the Continuance under proposed Treasury Regulations, if finalized in their current form.

Additionally, the Continuance may cause non-U.S. holders of BCAC shares to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. holder’s New VWE Holdco common stock after the Continuance.

The Continuance will not constitute a disposition of property for Canadian federal income tax purposes and, accordingly, will not give rise to a capital gain or capital loss for such purposes.

A Canadian Resident Holder will be required to include in computing such Canadian Resident Holder’s income for Canadian federal income tax purposes the amount of any dividends received on the New VWE Holdco common stock at any time after the Continuance. Provided that New VWE Holdco is not, and is not deemed to be, resident in Canada for Canadian federal income tax purposes at any relevant time after the Continuance, dividends received at such time on the New VWE Holdco common stock by a Canadian Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from “taxable Canadian corporations,” and a Canadian Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income, in each case for Canadian federal income tax purposes; any dividends on New VWE Holdco common stock paid or credited or deemed to be paid or credited to a NonCanadian Resident Holder after the Continuance will not be subject to Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations.”

The tax considerations of the Continuance to each holder of BCAC shares or warrants may depend on such holder’s particular facts and circumstances. Holders of BCAC shares or warrants are urged to consult their tax advisors to understand fully the considerations to them of the Continuance in their specific circumstances. For more information, see “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”

Dissent Rights

The following is a summary of section sections 237 to 247 of the BCBCA (the “Dissent Provisions”) relating to the rights of Dissenting Shareholders and is qualified in its entirety by the full text of the Dissent Provisions. These provisions are technical and complex. A registered Shareholder who intends to exercise Dissent Rights in respect of the Continuance Resolution should carefully review, consider and comply with the Dissent Provisions and should seek legal advice as failure to comply strictly with the Dissent Provisions may prejudice the availability of the Dissent Rights. Anyone who is a non-registered Shareholder (i.e., a Shareholder whose Class A Restricted Voting Shares are registered in the name of a broker, custodian, nominee or other intermediary) and who wishes to dissent should be aware that only registered Shareholders are entitled to exercise Dissent Rights.

Given the redemption rights attached to the Class A Restricted Voting Shares, which are substantially simpler than the dissent rights procedurally, it is not recommended that Shareholders exercise the dissent right without very careful consideration.

Section 309 of the BCBCA gives registered Shareholders who object to the Continuance the right to dissent (the “Dissent Rights”) under Division 2 of Part 8 in respect of the Continuance and to be paid the fair value of their Class A Restricted Voting Shares determined as of the day before the resolution approving the Continuance was passed.

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A Shareholder who wishes to exercise the Dissent Rights must give written notice of dissent (a “Dissent Notice”) to BCAC by depositing the Dissent Notice with BCAC, or by mailing it to BCAC by registered mail at its registered office at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada, marked to the attention of the Corporate Secretary, at least two days before the Meeting. A Shareholder who wishes to exercise the Dissent Rights must prepare a separate Dissent Notice for: (i) the Shareholder, if the shareholder is dissenting on its own behalf, and (ii) each person who beneficially owns shares in the Shareholder’s name and on whose behalf the Shareholder is dissenting. To be valid, a Dissent Notice must:

(a)	identify in each Dissent Notice the person on whose behalf dissent is being exercised;

(b)

set out the number of Class A Restricted Voting Shares in respect of which the shareholder is exercising the Dissent Rights (the “Notice Shares”), which number cannot be less than all of the Class A Restricted Voting Shares held by a beneficial owner on whose behalf the Dissent Rights are being exercised, if any;

(c)

if the Notice Shares constitute all of the Class A Restricted Voting Shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other Class A Restricted Voting Shares as beneficial owner, a statement to that effect;

(d)

if the Notice Shares constitute all of the Class A Restricted Voting Shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns other Class A Restricted Voting Shares of BCAC as beneficial owner, a statement to that effect, and (i) the names of the registered owners of those other Class A Restricted Voting Shares, (ii) the number of those other Class A Restricted Voting Shares that are held by each of those registered owners, and (iii) a statement that Dissent Notices are being or have been sent in respect of all those other Class A Restricted Voting Shares; and

(e)

if dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect, and (i) the name and address of the beneficial owner, and (ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the Class A Restricted Voting Shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder’s name.

The giving of a Dissent Notice does not deprive a Dissenting Shareholder of the Shareholder’s right to vote at the Meeting, however, a Shareholder is not entitled to exercise the Dissent Rights with respect to any Class A Restricted Voting Shares if the shareholder votes (or instructs or is deemed, by submission of an incomplete proxy or otherwise, to have instructed the shareholder’s proxyholder to vote) in favour of the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute a Dissent Notice. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting the Shareholder’s right to exercise the Dissent Rights. If BCAC intends to act on the authority of the Continuance Resolution, it must send a notice (the “Notice to Proceed”) to the Dissenting Shareholder promptly after the later of:

(a)	the date on which BCAC forms the intention to proceed with the Continuance; and

(b)	the date on which the Dissent Notice was received.

If BCAC has acted on the Continuance Resolution it must promptly send a Notice to Proceed to the Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that BCAC intends to act or has acted on the authority of the Continuance Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed. On receiving a Notice to Proceed, the Dissenting Shareholder is entitled to require BCAC to purchase all of the Class A Restricted Voting Shares in respect of which the Dissent Notice was given. A Dissenting Shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must send to BCAC within one month after the date of the Notice to Proceed:

(a)	a written statement that the Dissenting Shareholder requires BCAC to purchase all of the Notice Shares;

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(b)	the certificates, if any, representing the Notice Shares; and

(c)

if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other Class A Restricted Voting Shares and if so, setting out (i) the names of the registered owners of those other Class A Restricted Voting Shares, (ii) the number of those other Class A Restricted Voting Shares that are held by each of those registered owners, and (iii) that dissent is being exercised in respect of all of those other Class A Restricted Voting Shares, whereupon BCAC is bound to purchase them in accordance with the Dissent Notice.

BCAC and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, BCAC must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that BCAC is unable lawfully to pay Dissenting Shareholders for their Class A Restricted Voting Shares as BCAC is insolvent or the payment would render BCAC insolvent. If BCAC and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Shareholder or BCAC may apply to the Supreme Court of British Columbia (the “Court”) and the Court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the Court;

(b)	join in the application each Dissenting Shareholder who has not agreed with BCAC on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, BCAC must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that BCAC is unable lawfully to pay the Dissenting Shareholder for his Class A Restricted Voting Shares as BCAC is insolvent or the payment would render BCAC insolvent. If the Dissenting Shareholder receives a notice that BCAC is unable to lawfully pay the Dissenting Shareholders for his Class A Restricted Voting Shares, the Dissenting Shareholder may, within 30 days after receipt, withdraw the Shareholder’s Dissent Notice. If the Dissent Notice is not withdrawn, the Dissenting Shareholder remains a claimant against BCAC to be paid as soon as BCAC is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of BCAC but in priority to the shareholders.

Any notice required to be given by BCAC or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Rights will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A Dissenting Shareholder who:

(a)

properly exercises the Dissent Rights by strictly complying with all of the Dissent Provisions required to be complied with by a Dissenting Shareholder, will cease to have any rights as a shareholder other than the right to be paid the fair value of such Shareholder’s Class A Restricted Voting Shares in accordance with the Dissent Provisions; or

(b)

seeks to exercise the Dissent Rights, but who for any reason does not properly comply with each of the Dissent Provisions required to be complied with by a Dissenting Shareholder loses such right to dissent.

A Dissenting Shareholder may not withdraw a Dissent Notice without the consent of BCAC. A Dissenting Shareholder may, with the written consent of BCAC, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting Shareholder is entitled, abandon such Dissenting Shareholder’s dissent to the Continuance by giving written notice to BCAC withdrawing the Dissent

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Notice, by depositing such notice with BCAC, or mailing it to BCAC by registered mail, at its registered office at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada, marked to the attention of the Corporate Secretary.

Shareholders who wish to exercise their Dissent Rights should carefully review the Dissent Provisions attached to this Circular as Appendix “E” and seek independent legal advice, as failure to adhere strictly to the Dissent Rights requirements may result in the loss of any right to dissent.

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EXTENSION OF PERMITTED TIMELINE

BCAC’s Permitted Timeline was automatically extended to May 15, 2021 as a result of BCAC entering into the Transaction Agreement with VWE on February 3, 2021. At the Meeting, holders of Class A Restricted Voting Shares will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Extension Resolution to extend the date by which BCAC has to consummate the Transaction, if necessary, from May 15, 2021 to July 30, 2021.

In connection with the Meeting, BCAC will provide holders of Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares (the “Extension Resolution Redemption”), irrespective of whether such holders voted for or against, or did not vote on, the Extension Resolution, provided that they deposit their units for redemption prior to the Extension Redemption Deadline. See “Redemption Rights – Extension Redemption Right”.

Only Class A Restricted Voting Shareholders are permitted to vote on the Extension Resolution. The Extension Resolution must be passed by a majority of the votes cast by Class A Restricted Voting Shareholders attending or represented by proxy at the Meeting.

If the Extension Resolution is not approved and the Transaction is not consummated by May 15, 2021, BCAC will commence automatically winding-up. In connection therewith, and subject to applicable laws, each Class A Restricted Voting Share will be redeemed for its pro rata portion of the escrow funds available in BCAC’s escrow account less certain specified costs. See “If the Transaction Is Not Completed”.

EVEN IF THE EXTENSION RESOLUTION IS PASSED BY CLASS A RESTRICTED VOTING SHAREHOLDERS AT THE MEETING, THERE CAN BE NO ASSURANCE THAT BCAC WILL CONSUMMATE THE TRANSACTION PRIOR TO THE EXTENDED DATE.

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REDEMPTION RIGHTS

Extension Redemption Right

In connection with the Extension, holders of Class A Restricted Voting Shares have the right to submit for redemption all or a portion of their Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the Transaction Resolution or the Extension Resolution, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Extension Redemption Deadline. Holders of Class A Restricted Voting Shares whose shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares for redemption. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s shares may not be eligible for redemption.

A Redeeming Shareholder will be entitled, subject to the conditions thereof, to receive an amount, payable in cash, equal to the Extension Redemption Amount, being the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in BCAC’s escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the Extension Redemption Amount per Class A Restricted Voting Share validly submitted for redemption will be paid on or about May 17, 2021.

Redeeming Shareholders are still entitled to vote their Class A Restricted Voting Shares at the Meeting.

Prospectus Redemption Right

Holders of Class A Restricted Voting Shares in the capital of BCAC that do not deposit their shares for redemption on or before the Extension Redemption Deadline will also have the right to redeem all or a portion of their shares in accordance with their terms on or before the 21st day following the filing of the final prospectus of BCAC prepared in connection with the Transaction (“Prospectus Redemption Deadline”). Promptly following the issuance of a receipt for the BCAC Canadian final prospectus, BCAC will: (i) make the prospectus publicly available on its website; (ii) mail a notice of redemption to each holder of Class A Restricted Voting Shares; and (iii) deliver the prospectus to the holders of the Class A Restricted Voting Shares by prepaid mail or electronically in accordance with applicable securities laws (the “Prospectus Redemption Right”).

Holders of Class A Restricted Voting Shares who duly elect to redeem following the Extension Redemption Deadline but prior to the Prospectus Redemption Deadline will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Share are converted redeemed and cancelled on or about the closing of the Transaction in accordance with the Articles. The notice of redemption along with a copy of the BCAC final prospectus will be delivered to Shareholders in accordance with the Toronto Stock Exchange rules and will set out additional details with respect to the Prospects Redemption Right.

Notwithstanding any of the foregoing, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS) that, together with any affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require BCAC to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”) with respect to the Prospectus Redemption Right. The Redemption Limitation does not apply to redemptions deposited in connection with the Extension.

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Process for Redemption by Non-Registered Holders of Class A Restricted Voting Shares

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Extension must do so by causing a participant (a “CDS Participant”) in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner, a written notice (the “Redemption Notice”) of the owner’s intention to submit for redemption Class A Restricted Voting Shares in connection with the Extension. A non-registered holder of Class A Restricted Voting Shares who desires to submit for redemption Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the transfer agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the transfer agent.

By causing a CDS Participant to deliver to CDS a notice of the owner’s intention to submit for redemption Class A Restricted Voting Shares, an owner shall be deemed to have irrevocably surrendered his, her, or its Class A Restricted Voting Shares for redemption and appointed such CDS Participant to act as his, her, or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant regarding an owner’s intent to redeem which CDS determines to be incomplete, not in proper form, or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the owner’s instructions will not give rise to any obligations or liability on the part of BCAC to the CDS Participant or to the owner.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted on the Continuance) may not be eligible for redemption. Such deadline may be earlier than the Extension Redemption Deadline.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations that will be generally applicable to (i) a holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are redeemed by BCAC in connection with the Extension, (ii) a holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are converted into shares of New VWE Holdco common stock (“New VWE Holdco Common Shares”) which are redeemed by New VWE Holdco pursuant to the Transaction and the terms of BCAC’s and New VWE Holdco’s articles or who validly exercises BCAC Dissent Rights as described herein, (iii) a holder of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are converted into New VWE Holdco Common Shares pursuant to the Transaction and the terms of BCAC’s articles, and (iv) a holder of BCAC Warrants whose warrants continue as New VWE Holdco warrants upon the Continuance (each, a “Holder”), in each case other than the Sponsor. This summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with BCAC and VWE and is not affiliated with BCAC or VWE and holds or will hold, as applicable, Class A Restricted Voting Shares, New VWE Holdco Common Shares, BCAC Warrants and New VWE Holdco Warrants (collectively, the “Relevant Securities”) as capital property at all relevant times. Generally, the Relevant Securities will be considered to be capital property to a Holder provided the Holder does not hold the Relevant Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that BCAC is a resident of Canada for purposes of the Tax Act at all times up to the Continuance, New VWE Holdco is a non-resident of Canada for purposes of the Tax Act as of the Continuance and that the New VWE Holdco Common Shares will, at all material times, be listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX).

This summary is based on the current provisions of the Tax Act, an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency and the Tax Proposals. This summary assumes that the Tax Proposals will be enacted as proposed. There can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal, provincial, territorial or foreign income tax legislation or considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder as a result of the Extension or the Transaction. Moreover, the income and other tax consequences of the Extension and the Transaction will vary depending on the Holder’s particular circumstances including the country, province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the Extension and the Transaction in their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the ownership or disposition of Relevant Securities must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada). Consequently Holders may in particular realize a capital gain or loss, or a deemed dividend, as a result of changes in the value of foreign currency relative to Canadian dollars.

Taxation of Holders Resident in Canada

The following portion of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a “Resident Holder”).

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This summary is not applicable to a Resident Holder (i) that is a “financial institution” as defined in the Tax Act for the purpose of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that has elected to report its Canadian tax results in a currency other than Canadian currency, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (v) that has entered or will enter into a “derivative forward agreement”, as such term is defined in the Tax Act, in respect of any of the Relevant Securities or (vi) with respect to which New VWE Holdco will be at any time, a “foreign affiliate” as defined in the Tax Act. Any such Resident Holder should consult its own tax advisors with respect to the consequences of the Transaction.

Certain Resident Holders who might not otherwise be considered to hold their Class A Restricted Voting Shares as capital property may, in certain circumstances, be entitled to have such shares (while BCAC is resident in Canada for purposes of the Tax Act), and all other “Canadian securities” owned or subsequently owned by such Resident Holder, treated as capital property by making an irrevocable election in accordance with the Tax Act. Resident Holders should consult their own tax advisors to determine whether an election is available and advisable in their particular circumstances. Such election will not apply to the BCAC Warrants, the New VWE Holdco Warrants or to the New VWE Holdco Common Shares following the Continuance.

Considerations Applicable to Resident Holders who Submit for Redemption their Class A Restricted Voting Shares in Connection with the Extension

Deemed Dividend

Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption in connection with the Extension and whose Class A Restricted Voting Shares are redeemed by BCAC will be deemed to have received a dividend equal to the amount, if any, by which the aggregate Extension Redemption Amount paid to such Resident Holder by BCAC exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Resident Holder’s Class A Restricted Voting Shares that are redeemed by BCAC. The amount of any deemed dividend will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such Class A Restricted Voting Shares. Such a deemed dividend will be included in income of the Resident Holder and, in the case of an individual Resident Holder, the dividend gross-up and tax credit treatment normally applicable to taxable dividends (including eligible dividends, where applicable) paid by a taxable Canadian corporation to an individual resident in Canada will generally apply. In the case of a corporate Resident Holder, such deemed dividend generally will be deductible in computing taxable income although it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

The Class A Restricted Voting Shares will be “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act, and as a result, corporate Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares.

Capital Gain or Loss

A Resident Holder who elects to deposit their Class A Restricted Voting Shares for redemption in connection with the Extension and whose Class A Restricted Voting Shares are redeemed by BCAC will be considered to

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have disposed of such Class A Restricted Voting Shares for proceeds of disposition equal to the amount paid to such Resident Holder for their Class A Restricted Voting Shares, less the amount of any deemed dividend (as discussed above). Such a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of its Class A Restricted Voting Shares immediately before such disposition Shares and any reasonable costs of disposition. See “Considerations Applicable to All Resident Holders — Taxation of Capital Gains and Losses” below.

Where a Resident Holder is a corporation, a trust of which a corporation is a beneficiary or a partnership of which a corporation is a member, in certain circumstances the amount of any capital loss otherwise determined may be reduced by the amount of ordinary dividends (including a deemed dividend, as discussed above) previously received on the Class A Restricted Voting Shares. These rules may also apply where a trust or partnership is a member of a partnership or a beneficiary of a trust that owns Class A Restricted Voting Shares.

Considerations Applicable to Resident Holders who Submit for Redemption their Class A Restricted Voting Shares in Connection with the Transaction

Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption in connection with the Transaction will have such shares converted into New VWE Holdco Common Shares on the Continuance. Such conversion will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of the New VWE Holdco Common Shares into which Class A Restricted Voting Shares are converted on the Continuance will be equal to the Resident Holder’s adjusted cost base of the Class A Restricted Voting Shares immediately before the Continuance.

The New VWE Holdco Common Shares into which Class A Restricted Voting Shares submitted for redemption are converted will be redeemed by New VWE Holdco after the Continuance. The Resident Holder of such New VWE Holdco Common Shares will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (being the redemption price paid to such Resident Holder for such shares) exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of such New VWE Holdco Common Shares immediately before such disposition and any reasonable costs of disposition. See “Considerations Applicable to All Resident Holders — Taxation of Capital Gains and Losses” below.

Considerations Applicable to Resident Holders who Exercise BCAC Dissent Rights

Deemed Dividend

A Resident Holder who exercises BCAC Dissent Rights in connection with the Transaction will be deemed to have received a dividend equal to the amount, if any, by which the amount paid to such Resident Holder for their Class A Restricted Voting Shares exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Resident Holder’s Class A Restricted Voting Shares. The amount of any deemed dividend will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such Class A Restricted Voting Shares. Such a deemed dividend will be included in income of the Resident Holder and, in the case of an individual Resident Holder, the dividend gross-up and tax credit treatment normally applicable to taxable dividends (including eligible dividends, where applicable) paid by a taxable Canadian corporation to an individual resident in Canada will generally apply. In the case of a corporate Resident Holder, such deemed dividend generally will be deductible in computing taxable income although it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on any dividend deemed to be received

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on the Class A Restricted Voting Shares to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

The Class A Restricted Voting Shares will be “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act, and as a result, corporate Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on any dividend deemed to be received on the Class A Restricted Voting Shares.

In addition, the court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date of closing of the Transaction until the date of payment, which interest would be required to be included in a Resident Holder’s income.

Capital Gain or Loss

A Resident Holder will be considered to have disposed of Class A Restricted Voting Shares in respect of which BCAC Dissent Rights are exercised for proceeds of disposition equal to the amount paid to such Resident Holder for their Class A Restricted Voting Shares, less the amount of any deemed dividend (as discussed above). Such a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of its Class A Restricted Voting Shares immediately before such disposition and any reasonable costs of disposition. See “Considerations Applicable to All Resident Holders — Taxation of Capital Gains and Losses” below.

Where a Resident Holder is a corporation, a trust of which a corporation is a beneficiary or a partnership of which a corporation is a member, in certain circumstances the amount of any capital loss otherwise determined may be reduced by the amount of ordinary dividends (including a deemed dividend, as discussed above) previously received on the Class A Restricted Voting Shares. These rules may also apply where a trust or partnership is a member of a partnership or a beneficiary of a trust that owns Class A Restricted Voting Shares.

Considerations Applicable to Resident Holders who do not Dissent or Submit for Redemption their Class A Restricted Voting Shares

Conversion of Class A Restricted Voting Shares into New VWE Holdco Common Shares

The conversion of Class A Restricted Voting Shares into New VWE Holdco Common Shares in connection with the Transaction will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of the New VWE Holdco Common Shares into which Class A Restricted Voting Shares are converted will be equal to the Resident Holder’s adjusted cost base of the converted Class A Restricted Voting Shares immediately before the conversion.

Taxation of Dividends

This summary assumes that at all relevant times, New VWE Holdco is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act. As a result, a Resident Holder will be required to include in computing such Resident Holder’s income for a taxation year the amount of any dividends, if any, received on the New VWE Holdco Common Shares following the Continuance, including any amounts deducted for foreign withholding tax. Dividends received on the New VWE Holdco Common Shares following the Continuance by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). A Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

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To the extent that foreign withholding tax is payable by a Resident Holder in respect of any dividends received on the New VWE Holdco Common Shares, the Resident Holder may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Holders should consult their own tax advisors regarding the availability of a foreign tax credit or deduction, having regard to their particular circumstances.

Considerations Applicable to All Resident Holders

Taxation of Capital Gains and Losses

One-half of any capital gain (a taxable capital gain) realized by a Resident Holder on the disposition or deemed disposition of a share or warrant must be included in computing the Resident Holder’s income and one-half of any capital loss (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends (including deemed dividends) may be subject to alternative minimum tax under the Tax Act.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “OIF Rules”) which, in certain circumstances and following the Continuance, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and/or holding of the New VWE Holdco Common Shares or New VWE Holdco Warrants if (1) the value of such New VWE Holdco Common Shares or New VWE Holdco Warrants may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities; (iii) interest in one or more corporations, trusts, partnerships, organizations, funds or entitles, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (“Investment Assets”), and (2) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring, holding or having the New VWE Holdco Common Shares or New VWE Holdco Warrants was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

In making the determination under point (2) in the preceding paragraph, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including New VWE Holdco, and the form of, and the terms and conditions governing, the Resident Holder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any non-resident entity, including New VWE Holdco, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Holder, and (iii) the extent to which any income, profits and gains of any non-resident entity, including New VWE Holdco, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules generally require a Resident Holder to include in the Resident Holder’s income for each taxation year in which such Resident Holder owns the New VWE Holdco Common Shares or New VWE

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Holdco Warrants the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Resident Holder’s “designated cost” (as defined in the Tax Act) of the New VWE Holdco Common Shares or New VWE Holdco Warrants, as applicable, at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) any dividends or other amounts included in computing such Resident Holder’s income for the year (other than a capital gain) from the New VWE Holdco Common Shares or New VWE Holdco Warrants, as applicable, determined without reference to the OIF Rues. Any amount required to be included in computing a Resident Holder’s income in respect of the New VWE Holdco Common Shares or New VWE Holdco Warrants under these provisions will be added to the adjusted cost base and the designated cost of the New VWE Holdco Common Shares or New VWE Holdco Warrants, respectively, to the Resident Holder.

The CRA has taken the position that the term “portfolio investment” should be given a broad interpretation. Notwithstanding this interpretation, BCAC does not believe that the value of the New VWE Holdco Common Shares or New VWE Holdco Warrants should be regarded as being derived, directly or indirectly, primarily from portfolio investments in Investment Assets, though the CRA may take a different view. However, if the term “portfolio investment” should be given a broad interpretation, and even if the value of the New VWE Holdco Common Shares or New VWE Holdco Warrants may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in Investment Assets, the OIF Rules will apply to a Resident Holder only if it is reasonable to conclude that one of the main reasons for the Resident Holder acquiring, holding or having the New VWE Holdco Common Shares or New VWE Holdco Warrants, as applicable, was to derive a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

The OIF Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring, holding or having the New VWE Holdco Common Shares or New VWE Holdco Warrants. Resident Holders are urged to consult their own tax advisors regarding the potential application and consequences of the OIF Rules in their particular circumstances.

Additional Refundable Tax on Investment Income

A Resident Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on investment income for the year, which includes taxable capital gains and dividends from non-resident corporations and amounts included in income pursuant to Section 94.1 of the Tax Act.

Foreign Property Information Reporting

In general, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” (as defined in the Tax Act) of “specified foreign property” (as defined in the Tax Act), including the New VWE Holdco Common Shares and New VWE Holdco Warrants (after the Continuance), at any time in the year or fiscal period exceeds CAD$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity”, as will certain partnerships. The New VWE Holdco Common Shares (including any such shares into which Class A Restricted Voting Shares tendered for redemption are converted on the Continuance, notwithstanding that such shares are then redeemed) and New VWE Holdco Warrants will be “specified foreign property” to a Resident Holder. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.

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The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

The Continuance

The Continuance will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss.

Taxation of Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident nor deemed to be resident in Canada at all relevant times and does not use or hold, and is not deemed to use or hold, the Relevant Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Considerations Applicable to Non-Resident Holders who Submit for Redemption their Class A Restricted Voting Shares in Connection with the Extension

Non-Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption by BCAC in connection with the Extension will be deemed to have received a dividend equal to the amount, if any, by which the aggregate Extension Redemption Amount paid to such Non-Resident Holders by BCAC exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Non-Resident Holder’s Class A Restricted Voting Shares.

Any dividend that is deemed to be paid or credited to a Non-Resident Holder by BCAC in connection with the Extension Redemption will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

The amount of any deemed dividend arising on the acquisition by BCAC of Class A Restricted Voting Shares in connection with the Extension Redemption will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Class A Restricted Voting Shares. Non-Resident Holders will not be subject to tax on any capital gain or capital loss that arises with respect to the disposition of Class A Restricted Voting Shares provided that such shares are not “taxable Canadian property” of the Non-Resident Holder. See “Considerations Applicable to the Disposition of Securities” below.

In addition, the court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date of closing of the Transaction until the date of payment. Any such interest should not be subject to Canadian withholding tax.

Considerations Applicable to Non-Resident Holders who Submit for Redemption their Class A Restricted Voting Shares in Connection with the Transaction

Non-Resident Holders who elect to deposit their Class A Restricted Voting Shares for redemption in connection with the Transaction will have such shares converted in to New VWE Holdco Common Shares on the

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Continuance. Such conversion will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Non-Resident Holder of the New VWE Holdco Common Shares into which Class A Restricted Voting Shares are converted on the Continuance will be equal to the Non-Resident Holder’s adjusted cost base of the Class A Restricted Voting Shares immediately before the Continuance.

The New VWE Holdco Common Shares into which Class A Restricted Voting Shares submitted for redemption are converted will be redeemed by New VWE Holdco after the Continuance. The Non-Resident Holder of such New VWE Holdco Common Shares will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (being the redemption price paid to such Non-Resident Holder for such shares) exceed (or are less than) the aggregate adjusted cost base to the Non-Resident Holder of such New VWE Holdco Common Shares immediately before such disposition and any reasonable costs of disposition.

Non-Resident Holders will not be subject to tax under the Tax Act on any capital gain or capital loss that arises with respect to the disposition of Class A Restricted Voting Shares provided that such shares are not “taxable Canadian property” of the Non-Resident Holder. See “Disposition of Securities” below.

Considerations Applicable to Non-Resident Holders who Exercise BCAC Dissent Rights

A Non-Resident Holder who exercises BCAC Dissent Rights in connection with the Transaction will be deemed to have received a dividend equal to the amount, if any, by which the amount paid to such Non-Resident Holder for their Class A Restricted Voting Shares exceeds the aggregate of the paid-up capital (as determined for purposes of the Tax Act) of such Non-Resident Holder’s Class A Restricted Voting Shares.

Any dividend that is deemed to be paid or credited to a Non-Resident Holder by BCAC in connection with the exercise of BCAC Dissent Rights will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

The amount of any deemed dividend arising on the acquisition by BCAC of Class A Restricted Voting Shares further to the exercise of BCAC Dissent Rights will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Class A Restricted Voting Shares. Non-Resident Holders will not be subject to tax on any capital gain or capital loss that arises with respect to the disposition of Class A Restricted Voting Shares provided that such shares are not “taxable Canadian property” of the Non-Resident Holder. See “Considerations Applicable to the Disposition of Securities” below.

In addition, the court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date of closing of the Transaction until the date of payment. Any such interest should not be subject to Canadian withholding tax.

Considerations Applicable to Non-Resident Holders who do not Dissent or Submit for Redemption their Class A Restricted Voting Shares

Conversion of Class A Restricted Voting Shares into New VWE Holdco Common Shares

The tax consequences of the conversion of a Class A Restricted Voting Share held by a Non-Resident Holder to a New VWE Holdco Common Share are the same as those described above under “Holders Resident in Canada — Considerations Applicable to Resident Holders who Do Not Submit for Redemption their Class A Restricted Voting Shares — Conversion of Class A Restricted Voting Shares into Common Shares”.

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Distributions on Common Shares

As noted above, this summary assumes that at all relevant times, New VWE Holdco is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act. Any dividends on New VWE Holdco Common Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder after the Continuance will not be subject to Canadian withholding tax.

Considerations Applicable to the Disposition of Securities

As long as the Class A Restricted Voting Shares or New VWE Holdco Common Shares, as applicable, are then listed on a designated stock exchange (which currently includes the TSX), the Class A Restricted Voting Shares, New VWE Holdco Common Shares, BCAC Warrants and New VWE Holdco Warrants, as applicable, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Relevant Securities: (i) 25% or more of the issued shares of any class or series of the share capital of BCAC or (after the Continuance) New VWE Holdco was owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act) and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Class A Restricted Voting Shares or (after the Continuance) New VWE Holdco Common Shares, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Relevant Securities, as applicable, are otherwise deemed under the Tax Act to be taxable Canadian property.

A Class A Restricted Voting Share or New VWE Holdco Common Share may be deemed to be taxable Canadian property in certain circumstances where it was acquired in exchange for property that was itself taxable Canadian property.

If the Class A Restricted Voting Shares or New VWE Holdco Common Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Class A Restricted Voting Shares or New VWE Holdco Common Shares (as the case may be) may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Class A Restricted Voting Shares or New VWE Holdco Common Shares are taxable Canadian property should consult their own tax advisors.

The Continuance

The Continuance will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain material U.S. federal income tax considerations to BCAC Shareholders and BCAC Warrantholders of the Continuance and to BCAC Shareholders of their exercise of redemption rights. This section applies only to those BCAC Shareholders or BCAC Warrantholders whose Class A Restricted Voting Shares and BCAC Warrants, respectively, are converted into or continue as New VWE Holdco common stock or New VWE Holdco Warrants upon the consummation of the Continuance or that

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exercise redemption rights in connection with the Extension or the Merger and that hold their Class A Restricted Voting Shares or Class B Shares (together, “BCAC Shares”) or BCAC Warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not apply to VWE shareholders, BCAC Shareholders or BCAC Warrantholders that hold Dissenting Shares or Excluded Shares. This discussion is a summary only, except as otherwise indicated, and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Continuance or the exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds BCAC Shares or BCAC Warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any BCAC Shares or BCAC Warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Continuance or the exercise of redemption rights to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE CONTINUANCE OR THE EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

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As used herein, a “U.S. Holder” is a beneficial owner of BCAC Shares or BCAC Warrants who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of BCAC Shares or BCAC Warrants that is not a U.S. Holder.

Material U.S. Federal Income Tax Consequences of the Continuance to U.S. Holders

Effect of the Continuance to U.S. Holders

The U.S. federal income tax consequences of the Continuance will depend primarily upon whether the Continuance qualifies as a “reorganization” within the meaning of Section 368 of the Code. Although not free from doubt, it is intended that the Continuance qualify a reorganization pursuant to Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the Continuance will be treated as an F Reorganization, except as provided below under “—Effects of Section 367 to U.S. Holders” and “PFIC Considerations,” a U.S. Holder of BCAC Shares or BCAC Warrants whose BCAC Shares or BCAC Warrants are converted to New VWE Holdco common stock or continue as New VWE Holdco Warrants, respectively, in the Continuance will not recognize any gain or loss as a result of the Continuance. The remainder of this discussion assumes that the Continuance will be treated as an F Reorganization.

Basis and Holding Period Considerations

A U.S. Holder of BCAC Shares or BCAC Warrants will have an aggregate adjusted tax basis in the New VWE Holdco common stock or New VWE Holdco Warrants into which their BCAC Shares or BCAC Warrants are converted or continue in the Continuance equal to such holder’s aggregate adjusted tax basis in such BCAC Shares or BCAC Warrants exchanged for New VWE Holdco common stock or New VWE Holdco Warrants, respectively. The holding period for New VWE Holdco common stock or New VWE Holdco Warrants resulting from the Continuance will include the holding period for such BCAC Shares exchanged for such New VWE Holdco common stock or BCAC Warrants which continue as New VWE Holdco Warrants, respectively. In the case of a U.S. Holder who holds New VWE Holdco common stock or New VWE Holdco Warrants with differing tax bases and/or holding periods, which generally occurs when blocks of shares or warrants are purchased at different times or for different amounts, the preceding rules must be applied separately to each identifiable block of shares or warrants.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Continuance.

U.S. Holders that Own 10% or More of BCAC

A U.S. Holder who, on the date of the Continuance, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of BCAC Shares entitled to vote or 10% or more of the total

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value of all classes of BCAC Shares (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the BCAC Shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of BCAC Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its BCAC Shares is the net positive earnings and profits of BCAC (as determined under Treasury Regulations under Section 367) attributable to such BCAC Shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such BCAC Shares. Treasury Regulations under Section 367 provide that the earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

BCAC does not expect to have significant, if any, cumulative net earnings and profits on the date of the Continuance. If BCAC’s cumulative net earnings and profits through the date of the Continuance is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its BCAC Shares. It is possible, however, that the amount of BCAC’s cumulative net earnings and profits may be greater than expected through the date of the Continuance in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Continuance.

U.S. Holders that Own Less Than 10 Percent of BCAC

A U.S. Holder who, on the date of the Continuance, beneficially owns (actually or constructively) BCAC Shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its BCAC Shares in the Continuance or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s BCAC Shares as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New VWE Holdco common stock considered to be received for U.S. tax purposes in the Continuance in an amount equal to the excess of the fair market value of such New VWE Holdco common stock over the U.S. Holder’s adjusted tax basis in the BCAC Shares deemed exchanged therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the earnings and profits amount attributable to its BCAC Shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Continuance is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations); (ii) a complete description of the Continuance; (iii) a description of any stock, securities or other consideration transferred or received in the Continuance; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from BCAC establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s BCAC Shares and (B) a representation that the U.S. Holder has notified BCAC (or New VWE Holdco) that the U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

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In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Continuance, and the U.S. Holder must send notice of making the election to BCAC or New VWE Holdco no later than the date such tax return is filed. In connection with this election, BCAC intends to provide each U.S. Holder eligible to make such an election with information regarding BCAC’s earnings and profits upon request.

BCAC does not expect to have significant, if any, cumulative earnings and profits through the date of the Continuance and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that BCAC had positive earnings and profits through the date of the Continuance, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its BCAC Shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Continuance.

U.S. Holders that Own BCAC Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Continuance, beneficially owns (actually or constructively) BCAC Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Continuance, and generally should not be required to include any part of the earnings and profits amount in income.

PFIC Considerations

Either (i) the Continuance or (ii) any redemption of BCAC Shares of a U.S. Holder in connection with the Extension could be a taxable event to U.S. Holders under the “passive foreign investment company” (“PFIC”) provisions of the Code.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by BCAC would be considered to be passive income and cash held by BCAC would be considered to be a passive asset.

Based upon the composition of its income and assets, and upon a review of its financial statements, BCAC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020, and will likely be considered a PFIC for its current taxable year.

Any redemption of BCAC Shares of a U.S. Holder in connection with the Extension will be subject to the PFIC regime described below if (i) BCAC is classified as a PFIC at any time during such U.S. Holder’s holding period in such BCAC Shares and (ii) the U.S. Holder has not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such BCAC Shares or in which BCAC was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such BCAC Shares.

Additionally, Section 1291(f) of the Code requires that, solely to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC in a non-recognition transaction (including for this purpose exchanging BCAC Warrants for newly issued New VWE Holdco Warrants in the Continuance) recognizes gain

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notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992 with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of BCAC Shares and Warrants upon the Continuance if (i) BCAC were classified as a PFIC at any time during such U.S. Holder’s holding period in such BCAC Shares or Warrants and (ii) the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such BCAC Shares or in which BCAC was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such BCAC Shares. Generally, neither election is available with respect to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of BCAC.

If the PFIC regime applies:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s BCAC Shares or Warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which BCAC was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Continuance (discussed under the heading “—Effects of Section 367 to U.S. Holders” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of BCAC Shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Continuance with respect to their BCAC Shares and Warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to their BCAC Shares.

The application of the PFIC rules to BCAC Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a BCAC Warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the holder of an option is not entitled make a QEF Election with respect to the option and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the continuation of BCAC Warrants as New VWE Holdco Warrants pursuant to the Continuance.

Any gain recognized by a U.S. Holder of BCAC Shares or Warrants as a result of the Continuance pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

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QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of BCAC Shares (but not Warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat BCAC as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of BCAC Shares during which BCAC qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s BCAC Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any purging election, the U.S. Holder would have a new basis and holding period in its BCAC Shares. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to BCAC Warrants.

Tax Consequences for U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of BCAC Warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of BCAC Warrants should not be subject to U.S. federal income tax with respect to the continuation of BCAC Warrants as New VWE Holdco Warrants on the Continuance.

Exercise or Lapse of a Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of New VWE Holdco common stock on the exercise of a New VWE Holdco Warrant for cash. A U.S. Holder’s tax basis in New VWE Holdco common stock received upon exercise of the New VWE Holdco Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New VWE Holdco Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for New VWE Holdco common stock received upon exercise of a New VWE Holdco Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New VWE Holdco Warrant and will not include the period during which the U.S. Holder held the New VWE Holdco Warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants

The following describes U.S. federal income tax considerations relating to the ownership and disposition of New VWE Holdco common stock and Warrants by a Non-U.S. Holder after the Continuance.

Distributions

In general, any distributions made to a Non-U.S. Holder with respect to New VWE Holdco common stock, to the extent paid out of New VWE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be

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treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its New VWE Holdco common stock and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New VWE Holdco common stock, which will be treated as described under “—Sale, Exchange or Other Disposition of New VWE Holdco Common Stock and Warrants” below.

Dividends paid by New VWE Holdco to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of New VWE Holdco Common Stock and Warrants

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New VWE Holdco common stock or Warrants unless:

•

such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

•

the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•

New VWE Holdco is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period and either (A) the New VWE Holdco common stock has ceased to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period, more than 5% of outstanding New VWE Holdco common stock.

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of New VWE Holdco common stock or Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New VWE Holdco common stock or Warrants from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Although not free from doubt, New VWE Holdco does not expect to be classified as a U.S. real property holding corporation following the Transaction. Such determination is factual in nature and subject to change and no assurance can be provided as to whether New VWE Holdco will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Transaction or at any future time.

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Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of New VWE Holdco common stock. A Non-U.S. Holder may have to comply with certification procedures (such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation) to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a Non-U.S. Holder will generally be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished by such Non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New VWE Holdco common stock or Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New VWE Holdco common stock or Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New VWE Holdco common stock or Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Withholding under FATCA generally also applies to payments of gross proceeds from the sale or other disposition of securities (including New VWE Holdco common stock or Warrants). Proposed Treasury Regulations would, however, eliminate FATCA withholding on payments of gross proceeds entirely. Pursuant to the preamble to such proposed Treasury Regulations, taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New VWE Holdco common stock or Warrants.

Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights in connection with the Extension to U.S. Holders

Subject to the PFIC rules described under “PFIC Considerations,” the U.S. federal income tax consequences to a U.S. Holder of BCAC Shares that exercises its redemption rights to receive cash in exchange for all or a portion of its BCAC Shares in connection with the Extension will depend on whether the redemption qualifies as a sale of BCAC Shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s BCAC Shares redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the BCAC Shares redeemed.

The redemption of BCAC Shares generally will qualify as a sale of BCAC Shares redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete

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termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only BCAC Shares actually owned by such U.S. Holder, but also shares of BCAC Shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to BCAC Shares owned directly, BCAC Shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any BCAC Shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include BCAC Shares which could be acquired pursuant to the exercise of BCAC Warrants.

The redemption of BCAC Shares generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of BCAC outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of New BCAC outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the BCAC Shares actually or constructively owned by such U.S. Holder is redeemed or (ii) all of the BCAC Shares actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the BCAC Shares owned by certain family members and such U.S. Holder does not constructively own any other shares of BCAC Shares. The redemption of BCAC Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in BCAC. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the BCAC Shares. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of BCAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). However, while uncertain and subject to change, BCAC does not expect to have cumulative earnings and profits such that we do not expect any distribution to be treated as a dividend. Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other BCAC Shares (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the BCAC Shares redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining BCAC Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its BCAC Warrants or possibly in other BCAC Shares constructively owned by such U.S. Holder.

Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights in Connection with the Extension to Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of an exercise of redemption rights to receive cash in exchange for all or a portion of its BCAC Shares in connection with the Extension, unless amounts received in connection with such redemption are effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights in Connection with the Merger to U.S. Holders

The U.S. federal income tax consequences to a U.S. Holder of BCAC Shares (which were converted into New VWE Holdco common stock in the Continuance) that exercises its redemption rights to receive cash in exchange

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for all or a portion of its New VWE Holdco common stock in connection with the Merger will depend on whether the redemption qualifies as a sale of New VWE Holdco common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s New VWE Holdco common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the New VWE Holdco common stock redeemed.

The redemption of New VWE Holdco common stock generally will qualify as a sale of New VWE Holdco common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only New VWE Holdco common stock actually owned by such U.S. Holder, but also shares of New VWE Holdco common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to New VWE Holdco common stock owned directly, New VWE Holdco common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any New VWE Holdco common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include New VWE Holdco common stock which could be acquired pursuant to the exercise of the New VWE Holdco Warrants.

The redemption of New VWE Holdco common stock generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of New VWE Holdco outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of New VWE Holdco outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the New VWE Holdco common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of the New VWE Holdco common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the New VWE Holdco common stock owned by certain family members and such U.S. Holder does not constructively own any other shares of New VWE Holdco common stock. The redemption of New VWE Holdco common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in New VWE Holdco. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the New VWE Holdco common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New VWE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). However, while uncertain and subject to change, New VWE Holdco does not expect to have cumulative earnings and profits such that we do not expect any distribution to be treated as a dividend. Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other New VWE Holdco common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the New VWE Holdco common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining New VWE Holdco common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its New VWE Holdco Warrants or possibly in other New VWE Holdco common stock constructively owned by such U.S. Holder.

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Because the Continuance will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights in connection with the Merger, U.S. Holders exercising such redemption rights will also be subject to the potential tax consequences of the Continuance (discussed further above).

Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights in connection with the Merger to Non-U.S. Holders

The U.S. federal income tax consequences to a Non-U.S. Holder of New VWE Holdco common stock that exercises its redemption rights to receive cash from in exchange for all or a portion of its New VWE Holdco common stock in connection with the Merger will depend on whether the redemption qualifies as a sale of New VWE Holdco common stock redeemed, as described above under “Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights in connection with the Merger to U.S. Holders.” If such a redemption qualifies as a sale of New VWE Holdco common stock, the U.S. federal income tax consequences to the Non-U.S. Holder will be as described above under “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants — Sale, Exchange or Other Disposition of New VWE Holdco Common Stock and Warrants.” If such a redemption does not qualify as a sale of New VWE Holdco common stock, the Non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants — Distributions.” As described above, while uncertain and subject to change, New VWE Holdco does not expect to have cumulative earnings and profits such that we do not expect any redemption characterized as a distribution to be treated as a dividend. Accordingly, we do not expect any dividend withholding to apply to payments made to Non-U.S. Holders in respect of their exercise of redemption rights.

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INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN TRANSACTION

In considering the recommendation of the Board with respect to the Transaction, Shareholders should be aware that certain members of the Board and of BCAC’s management have interests in connection with the transactions contemplated by the Transaction arising as a consequence of their ownership of the Class B Shares.

Ownership of BCAC Shares

As of the date hereof, the officers and directors of BCAC do not hold directly any Class A Restricted Voting Shares or Class B Shares.

Founder’s Shares

Prior to the closing of BCAC’s initial public offering, the Sponsor purchased 10,062,500 Class B Shares (being the Founder’s Shares), of which 1,062,500 Founder’s Shares (being the Founder’s Relinquished Shares) were relinquished in connection with the partial exercise by the Underwriters of the over-allotment option, for an aggregate price of $25,000, or approximately $0.0028 per Founder’s Share after taking into account the Founder’s Relinquished Shares. Accordingly, following the closing of the IPO, the Sponsor held an aggregate of 9,000,000 Class B Shares, representing 100% of the Class B Shares and 20% of the issued and outstanding BCAC Shares. The Sponsor does not have access to, and cannot benefit from, any proceeds held in the escrow account in respect of its Class B Shares, and as such, does not have any redemption rights with respect to its Class B Shares. In addition, the Sponsor is not entitled to access to the escrow account in respect of its Class B Shares upon winding-up of BCAC. As a result, the personal and financial interests of the Sponsor may not align with the interests of other Shareholders.

In addition, concurrent with the closing of the IPO, the Sponsor purchased 12,000,000 share purchase warrants (being the Founder’s Warrants) at an offering price of $1.00 per Founder’s Warrant for an aggregate purchase price of $12,000,000.

In connection with the closing of the Transaction, the Sponsor has agreed to surrender for cancellation 3,000,000 Class B Shares and 4,000,000 of the Founder’s Warrants.

BCAC Board of Directors

The current executive officers of BCAC will be replaced as of the Effective Time and, subject to the approval of the holders of Class B Shares, the following directors are expected to form the board of directors of New VWE Holdco: Patrick Roney, Paul Walsh, Robert Berner, Mark Harms, Candice Koederitz, Jon Moramarco, Timothy Proctor, Lisa Schnorr and Johnathan Sebastiani subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of New VWE Holdco.

New VWE Holdco Directors and Executive Officers

The names, municipality of residence and positions with New VWE Holdco of the persons who are expected to serve as directors and executive officers of New VWE Holdco after giving effect to the Transaction are set out below. Each of the proposed members of the New VWE Holdco Board is expected to be formally appointed to the New VWE Holdco Board as at the Effective Time. The current directors of BCAC will resign as at the Effective Time.

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Directors

Name and Province/State and Country of Residence	Present Principal Occupation(1)
Patrick Roney(2)(4) Santa Rosa, California, U.S.A	Chief Executive Officer, VWE

Paul Walsh(3)(5)* West Sussex, United Kingdom	Executive Chairman, McLaren Group

Robert Berner(3)(6)* Greenwich, Connecticut, U.S.A	Chief Investment Officer & Joint Managing Partner, Bespoke

Mark Harms(3)(7) Wellington, Florida, U.S.A	Chief Executive Officer & Joint Managing Partner, Bespoke

Candice Koederitz(2)(7) Houston, Texas, U.S.A	Consultant

Jon Moramarco (2)(7) Broomfield, Colorado, U.S.A	Managing Partner, BW166 LLC

Timothy Proctor(3)(6) Durham, North Carolina, U.S.A	Corporate Director

Lisa Schnorr(2)(7)* Heuvelton, New York, U.S.A	Project Lead (Digital Enablement), Constellation Brands

Jonathan Sebastiani(2)(5) Sonoma, California, U.S.A	Chief Executive Officer, Sonoma Brands

Notes:

(1)	Each of the persons has held these positions for five years other than as described below.
(2)	These individuals are Roney Nominees, as defined and explained under the heading “Controlled Company Exemption” below.
(3)	These individuals are Sponsor Nominees, as defined and explained under the heading “Corporate Governance — Controlled Company Exemption” below.
(4)

Member of the Nominating and Governance Committee if New VWE Holdco qualifies as a controlled company upon consummation of the Transaction, as explained under the heading “Controlled Company Exemption” below.

(5)	Member of the Nominating and Governance Committee.
(6)	Member of the Compensation Committee.
(7)	Member of the Audit Committee.
*	Indicates committee chair.

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Executive Officers

Name and Residence	Proposed Position with New VWE Holdco	Present Principal Occupation(1)
Patrick Roney Santa Rosa, California, U.S.A	Chief Executive Officer and Director	Chief Executive Officer, VWE

Terry Wheatley Napa, California, U.S.A	President	President, VWE

Kathy DeVillers Santa Rosa, California, U.S.A	Chief Financial Officer	Chief Financial Officer, VWE

Jeff Nicholson Davis, California, U.S.A	Chief Operating Officer	Chief Operating Officer, VWE

Biographies

The following are brief profiles of the proposed directors and executive officers of New VWE Holdco, including a description of each individual’s principal occupation within the past five years or more, as applicable.

Paul Walsh, Chairman of the Board and Director

Mr. Walsh brings with him a wealth of experience as Chief Executive Officer of a large multinational branded consumer products corporation operating in highly regulated markets. Mr. Walsh previously served as the Lead Operating Partner of Bespoke from August 2016 to June 2020. Mr. Walsh was the Chief Executive Officer of Diageo, the world’s largest spirits company, from 2000 to 2013. Prior to that, Mr. Walsh was the Chairman and President of The Pillsbury Company from 1996 to 1999. Under Mr. Walsh’s leadership, Diageo was transformed from a multi-national conglomerate into a focused global market leading spirits business via a combination of organic growth and significant acquisitions. Mr. Walsh and his management team created over $80 billion of shareholder value while in leadership at Diageo. Mr. Walsh brings with him substantial corporate leadership experience, knowledge of consumer-centric companies, international operations expertise, and experience with regulated industries. He has also held executive-level finance positions, including as Chief Financial Officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand development and marketing strategies, which brings added perspective to our Board. Notable successes include the creation of the Johnnie Walker family of Scotch Whiskey brands. He also currently serves as Executive Chairman of McLaren Group and as Chairman of Compass Group PLC. He is a non-executive director of McDonald’s Corporation and FedEx Corporation.

Robert L. Berner III, Director

Mr. Berner is a founder of, and has been Joint Managing Partner, Chief Investment Officer of, Bespoke and Chairman of Bespoke’s Investment Committee. He has been active in the private equity industry for over 30 years. Mr. Berner has sat on numerous boards and is currently Chairman of Johnnie-O LLC (men’s lifestyle brand). Mr. Berner also was a principal investor in, and Chairman of Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States, which was recently sold very successfully to Bunzl Plc. Mr. Berner was previously a Partner at CVC, a global private equity firm with over $50 billion of assets under management and assisted in the opening and development of the firm’s U.S. efforts, including serving as Chairman of CVC US. Prior to CVC, he served as a Managing Director at Ripplewood Holdings and was a member of the firm’s Investment Committee. Prior thereto, Mr. Berner was a Partner and member of the Investment Committee of Charterhouse International. Mr. Berner began his career in the investment banking division of Morgan Stanley where he was a Principal in the mergers and acquisitions department. Mr. Berner also serves on the board of one of Bespoke’s portfolio companies, Vinventions LLC. In

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addition, Mr. Berner has acted as a non-executive director on the boards of numerous private equity portfolio companies during his private equity career and has sat on the board of several charitable and not for profit organizations. Mr. Berner has an MBA from Northwestern University and a BBA in Finance from the University of Notre Dame.

Mark W.B. Harms, Director

Mr. Harms is the Chief Executive Officer, one of the directors and a founder and Joint Managing Partner of Bespoke. Prior to Bespoke, Mr. Harms founded GLP in 2004, where he is the Chairman and Chief Executive Officer. GLP has advised on over $60 billion of transactions to date, deploying over $500 million of capital into a number of investments and developed an industry leading operating executive network with 75+ members. Mr. Harms has completed over 130 advisory and principal transactions in North and South America, Europe and Australia. Mr. Harms has extensive experience with regard to leveraged debt, mezzanine and equity financing techniques in Europe and the U.S. with over $100 billion in completed transactions. Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Mr. Harms built within Consumer Growth Group strong industry verticals in branded consumer products and services, gaming, health and fitness, specialty retail and travel and tourism. Mr. Harms currently sits on the board of Bespoke’s portfolio companies, World Fitness Services and Vinventions LLC. Mr. Harms was a non-executive director of 24 Hour Fitness, a Bespoke portfolio company, from 2014 to 2020. Mr. Harms was a Vice Chairman of the World Travel & Tourism Council from 2009 to 2014 and is a member and on the board of the International Association of Gaming Advisors. He was also a non-executive director on a number of other charitable, educational and non for profit boards. Mr. Harms has an MBA from the University of Chicago and a BA from the University of Michigan.

Candice Koederitz, Director

Ms. Koederitz brings capital markets, due diligence, financial market product development, international and risk management experience, which she gained as a Managing Director at Morgan Stanley where she spent over 30 years. At Morgan Stanley, Ms. Koederitz worked with companies and governments globally to raise over $30 billion in capital. Ms. Koederitz held various senior management roles, including head of Capital, head of Regulatory Implementation, Chief Executive Officer of Morgan Stanley Asia (S) Ltd in Singapore and head of Capital Markets Execution. She co-chaired the Capital Commitment Committee, Equity Underwriting Committees, Americas Franchise Committee and was a member of the Firm and Securities Risk Committees. Ms. Koederitz is currently an independent, non-executive director of ICE Benchmark Administration Ltd, a financial benchmark administrator, and of Scotia Holdings (US) Inc., whose parent company is The Bank of Nova Scotia, and is active in several non-profit organizations. She served as a director of BCAC from July 8, 2019 to November 30, 2019. Ms. Koederitz has an M.B.A. degree from Harvard Business School and a B.S. degree in Civil Engineering from the University of Texas at Austin. She is qualified to serve on the New VWE Holdco board of directors because of her financial acumen and executive skills, as well as her knowledge of VWE gained from assistance given to BCAC in connection with the Transaction.

Jon Moramarco, Director

Mr. Moramarco has nearly 40 years of uninterrupted involvement in the wine industry. Since 2009, he has been Managing Partner of BW166 LLC, a consultancy to the beverage alcohol industry and provider of beverage alcohol industry data. Industry reports published by BW166 LLC include the bw166 Total Beverage Alcohol Overview and The Gomberg & Frederiksen Report. From 2010 to 2014, Mr. Moramarco was President and Chief Executive Officer of Winebow Inc., a significant importer of table wines into the U.S. market and a wholesaler of fine wines and craft spirits. From 1999 to 2009, was an executive with Constellation Brands, holding positions such as President and Chief Executive Officer of Canandaigua Wine Co. (1999-2003), President and Chief Executive Officer of Icon Estates (2003-2005), President and Chief Executive Officer of Constellation Europe (2007-2007) and Chief Executive Officer of Constellation International (2007-2009). In his final role at

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Constellation Brands leading to his recruitment to Winebow Inc., he served on the Executive Management Committee of the parent company and participated in all board meetings. From 1982 to 1999, Mr. Moramarco held a series of positions with Allied Domecq and its predecessor companies. He holds a B.S. degree in Agricultural Science & Management from the University of California at Davis and a certificate in Organizational Change from Stanford Business School. Mr. Moramarco’s professional affiliations include the Executive Leadership Board for Viticulture and Enology of the University of California at Davis and former board positions with the Wine Institute of California, the American Vintners Association and the Wine Market Council. He is qualified to serve on the New VWE Holdco board of directors because of his deep understanding of the wine industry and his financial and managerial skills relating directly to the industry.

Timothy Proctor, Director

Mr. Proctor has 38 years of experience in the practice of law, primarily in the highly regulated industries of pharmaceuticals and drinks. After five years at Union Carbide Corporation, Mr. Proctor spent 13 years at Merck supporting pharmaceutical marketing and research activities worldwide. At Glaxo (now GlaxoSmithKline) Mr. Proctor was U.S. general counsel with responsibility for the full range of legal activities in support of marketing, manufacturing, and research, including intellectual property, as well as corporate compliance. He moved with Glaxo to the head office in London to be global head of human resources, and while in London joined Diageo plc as global general counsel. His thirteen years at Diageo involved managing a worldwide team of lawyers in support of a number of marketing, M&A, regulatory, and compliance challenges, during a period of strong growth for the company. Mr. Proctor’s previous board service included the Northwestern Mutual, Wachovia Bank and Allergan, Inc. Mr. Proctor has MBA and JD degrees from the University of Chicago, earned in a joint program.

Lisa Schnorr, Director

Ms. Schnorr will retire effective May 7, 2021 from Constellation Brands (NYSE: STZ), a Fortune 500 company and a leading international producer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand and Italy. Ms. Schnorr joined Constellation Brands in 2004 and earned promotion through a series of positions with increasing responsibility, including Vice President of Compensation and HRIS (2011-2013), Senior Vice President of Total Rewards (2014-2015), Corporate Controller (2015-2017) and Chief Financial Officer of the Wine & Spirits Division (2017-2019). Before joining Constellation Brands, Ms. Schnorr held financial and accounting positions at various public and private companies and she began her career in 1987 at PricewaterhouseCoopers (formerly Price Waterhouse), all in Rochester, New York. Since 2014, Ms. Schnorr has been a member of the board of directors of Graham Corporation (NYSE: GHM), where she serves as an audit committee member and Compensation Committee chair. She holds a B.S. degree in Accounting from the State University of New York at Oswego. Ms. Schnorr’s experience in VWE’s industry is a valuable contribution to the New VWE Holdco board of directors, as is her experience in strategic planning, audit, financial planning and analysis, capital allocation, public company corporate governance and risk management, among other functions and roles.

Jonathan Sebastiani, Director

Mr. Sebastiani founded Sonoma Brands in January 2016 to invest in high-growth, emerging consumer brands and selectively incubate new concepts. He currently leads all aspects of Sonoma Brand’s investment strategy and portfolio company management. Prior to founding Sonoma Brands, Mr. Sebastiani was the Founder and Chief Executive Officer of KRAVE Pure Foods, acquired by The Hershey Company in 2015. Prior to KRAVE, he was the President of Viansa Winery. Mr. Sebastiani holds a B.S. degree from Santa Clara University and a dual M.B.A. degree from the Haas School of Business, University of California at Berkeley, and Columbia Business School. Mr. Sebastiani is qualified to serve in that capacity because of his success as an entrepreneur and investor with respect to consumer products companies, particularly in the wine industry.

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Patrick Roney, Chief Executive Officer and Director

Mr. Roney has served as the Chief Executive Officer of VWE since its inception, having co-founded VWE in 2007 with the late Leslie Rudd. Mr. Roney has spent his 30-plus year career in the wine, spirits, and food industries, beginning with his first job as a young sommelier at the legendary Pump Room in Chicago. He has been hands-on in every aspect of the wine and spirits business—from production to sales and marketing, to finance and senior management, at some of the industry’s most important brands, including Seagram’s, Chateau St. Jean, Dean & Deluca and the Kunde Family Winery. Mr. Roney’s idea to bring fine wine brand Girard together with a direct-to-consumer brand Windsor Vineyards, to form Vintage Wine Estates, illustrates his ability to accurately forecast market trends and consumer behaviors. Mr. Roney models an entrepreneurial spirit and is dedicated to preserving the heritage of iconic wine brands while maintaining focus on the customer and innovative ideas. He holds a B.S. degree from Northwestern University and an M.B.A. degree from Southern Illinois University. He is undoubtedly well-qualified to serve as a director because of his manifold roles in operations, finance, sales and marketing throughout his career in food and beverage companies, including leadership of VWE from its very beginning.

Terry Wheatley, President

Mrs. Wheatley has served as the President of VWE since 2018, overseeing all commerce channels and marketing for VWE, having joined VWE in 2014 when Canopy Management was acquired by VWE. Mrs. Wheatley began her 30-plus year career in the wine and spirits industry at E.&J. Gallo. After 17 years at Gallo, Ms. Wheatley took over sales and marketing positions at Sutter Home/Trinchero Family Estate, ultimately becoming the Senior Vice President of Marketing. In 2008, Mrs. Wheatley founded her own wine brand creation, sales and marketing company, Canopy Management, leveraging her long-term relationships with the wine industry’s top buyers to bring a portfolio of innovative wine brands to market. Mrs. Wheatley has also served as Chairwoman of CannaCraft, a large-scale cannabis manufacturer, since December 2019.

Kathy DeVillers, Chief Financial Officer

Ms. DeVillers has been VWE’s Chief Financial Officer since August 2018. From January 2014 until joining VWE, Ms. DeVillers served as Chief Financial Officer at C. Mondavi Family and before then, held finance positions at other wine businesses, including Allied Domecq, The Vincraft Group and Ascentia Wine Estates, LLC. Ms. DeVillers also collaborates on acquisition strategy and implementation and oversees the Finance, Accounting and Human Resources departments of VWE. She holds a B.S. degree from California Polytechnic State University at San Luis Obispo.

Jeff Nicholson, Chief Operating Officer

Mr. Nicholson has served as Chief Operating Officer of VWE since January 1, 2019. He has spent more than 30 years in food industry leadership. Beginning in 2017 until joining VWE, Mr. Nicholson held the position of Operating Partner at AGR Partners, a food and agriculture investment firm that made a minority investment in VWE in 2018. Before joining AGR in 2017, Mr. Nicholson was an entrepreneur in the food and agriculture space, founding and operating companies focused on maximizing value chain efficiencies. For the years 2015 and 2016, Mr. Nicholson managed personal agricultural investments and served as an Advisory Board Member for BrightPet, a pet food manufacturing portfolio company owned by the private equity firm Graham Partners. Mr. Nicholson’s expertise in logistics, procurement and distribution are well suited to the complex needs of the wine and spirits industry. Mr. Nicholson oversees all of VWE’s operations, including winemaking, production, warehouses, information technology, supply chain and purchasing. He has a B.A. degree from Oregon State University.

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Other Reporting Issuer Experience

The following table sets out the proposed directors of New VWE Holdco that are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction, other than BCAC, as of the date hereof:

Name	Name of Reporting Issuer
Paul Walsh	McDonalds Corporation, FedEx Corporation, UPL Corporation Ltd.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of BCAC, other than as set forth below, no proposed nominee for election as a director or proposed executive officer of New VWE Holdco has been, at the date of this Circular or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Rob Berner and Mark Harms served as directors of 24 Hour Fitness Worldwide, Inc. (“24 Hour Fitness”) from May 2014 to December 2020. 24 Hour Fitness filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on June 15, 2020 as a result of the closure of all of its clubs due to the COVID-19 pandemic. 24 Hour Fitness completed its financial restructuring process and implemented a plan of reorganization confirmed by the U.S. Bankruptcy Court on December 21, 2020. On December 31, 2020, 24 Hour Fitness announced its emergence from Chapter 11 protection.

No proposed director or executive officer of New VWE Holdco has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of BCAC, no proposed director or executive officer of New VWE Holdco has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Election of Officers

Each executive officer will serve at the discretion of the New VWE Holdco Board and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of the directors and executive officers of New VWE Holdco.

Board Composition and Term

New VWE Holdco’s business and affairs will be organized under the direction of the New VWE Holdco Board. Subject to the terms of the Investor Rights Agreement, it is anticipated that the New VWE Holdco Board will consist of not fewer than five nor more than eleven members. See “Controlled Company Exemption” below for information about how the Investor Rights Agreement determines New VWE Holdco Board composition.

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In accordance with the articles of incorporation of New VWE Holdco, directors will be elected annually for one-year terms, except when nominated to fill vacancies. A director elected to fill a vacancy will be elected to serve for the remainder of the unexpired term of his or her predecessor on the New VWE Holdco Board.

Directors elected at meetings of shareholders of New VWE Holdco will be elected by a plurality of the votes cast, assuming the presence of a quorum. If New VWE Holdco does not qualify as a controlled company, the New VWE Holdco Board expects to adopt and observe a majority voting policy, as further described below, to the extent required to comply with applicable TSX listing standards. Under such a policy, a director nominee who does not receive the affirmative vote of at least a majority of the votes cast at the meeting in respect of their election will be required to promptly tender their resignation to the chairman of the New VWE Holdco Board, to be effective upon acceptance by the New VWE Holdco Board. The Nominating and Governance Committee will consider the director nominee’s offer to resign and then make a recommendation to the New VWE Holdco Board whether to accept it. The Board will make its decision within 90 days following the meeting, will accept the resignation absent exceptional circumstances and will announce its decision in a press release, including the reasons for rejecting the resignation, if applicable. This majority voting policy would not apply to contested elections, which occur at a meeting at which the number of nominees for director exceeds the number of seats available for election to New VWE Holdco board of directors.

Majority Voting Policy

Subject to exemptions available to issuers which are majority controlled or an exemption from the TSX rules, New VWE Holdco would be required to adopt a majority voting policy consistent with TSX requirements prior to the first uncontested meeting of shareholders at which directors are to be elected. The purpose of the majority voting policy will be to ensure that the members of the New VWE Holdco Board carry the confidence and support of New VWE Holdco’s shareholders by providing that a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders, shall tender his or her resignation promptly following the meeting of shareholders at which the director was elected. The resignation will be effective when accepted by the New VWE Holdco Board and the nominee director will not participate in any committee or Board meetings or deliberation on this matter.

Conflicts of Interest

Certain of the proposed directors and executive officers of New VWE Holdco are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with New VWE Holdco from time to time. In connection with the Transaction, New VWE Holdco plans to adopt a formal written policy for the review and approval of transactions with related persons.

Limitation on Liability and Indemnification of Directors and Officers

New VWE Holdco’s Constating Documents will implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that New VWE Holdco will indemnify its directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. The New VWE Holdco Constating Documents will also provide that New VWE Holdco may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

In addition, New VWE Holdco intends to enter into indemnification agreements with each of its directors and executive officers that largely mirror the indemnification rights provided for in New VWE Holdco’s Constating Documents. New VWE Holdco intends to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. New VWE Holdco believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

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Controlled Company Exemption

After the consummation of the Transaction and depending upon the level of redemption by holders of Class A Restricted Voting Shares, the Specified Investors, a group of holders of New VWE Holdco common stock consisting of the Sponsor, the Roney Investors, the Rudd Investors, the Sebastiani Investors and all other holders of VWE capital stock (other than Wasatch) acquiring shares of New VWE Holdco common stock in the Merger, may collectively control a majority of the voting power of the New VWE Holdco common stock eligible to vote in the election of directors pursuant to the voting provisions of the Investor Rights Agreement. Such agreement will include a two-part arrangement among the parties with respect to the voting of shares of New VWE Holdco common stock. One part of the arrangement relates to the nomination and election of members of the board of directors, to which all Specified Investors are party, while the other part relates to all other shareholder matters, to which only the Major Investors are party. For a detailed description of the Investor Rights Agreement, see “The Transaction — Other Agreements — Investor Rights Agreement”.

Relative to directors, the Investor Rights Agreement will provide that the Roney Representative will have the right to designate that number of individuals constituting a simple majority of the New VWE Holdco Board (each, a “Roney Nominee”), at least two of whom will qualify as independent directors under applicable listing requirements. In furtherance of that right, whenever directors are to be elected, the New VWE Holdco Board (including any committee thereof) will nominate, and the Major Investors will vote for, each Roney Nominee. The “Roney Representative” as defined in the Investor Rights Agreement means Patrick Roney so long as he is alive and not incapacitated and thereafter means the trustee of the Rudd Trust, the SLR Trust and the Rudd Foundation that owns a plurality of the total New VWE Holdco common stock then held by them. This right will last until the Roney Investors, the Rudd Trust, the SLR Trust, the Rudd Foundation and the Sebastiani Investors cease to own at least 4% of the outstanding New VWE Holdco common stock, but the number of Roney Nominees will be reduced as set forth in the Investor Rights Agreement as certain percentages of shares are sold. The Sponsor will have the right to designate the remaining members of the Board (each, a “Sponsor Nominee”), at least one of whom will qualify as an independent director. In furtherance of that right, whenever directors are to be elected, the New VWE Holdco Board (including any committee thereof) will nominate, and the Specified Investors will vote for, each Sponsor Nominee. This right will last until the Sponsor ceases to own at least 4% of the outstanding New VWE Holdco common stock, but the number of Sponsor Nominees will be reduced as set forth in the Investor Rights Agreement as certain percentages of shares are sold. The Roney Representative will have the right to remove Roney Nominees and the Sponsor will have the right to remove Sponsor Nominees. Vacancies created by resignation, removal, death or otherwise will be filled by the Roney Representative if the predecessor director was a Roney Nominees or by the Sponsor if the predecessor director was a Sponsor Nominee. The Roney Nominees and the Sponsor Nominees expected to serve on the Board immediately following the consummation of the Transaction are identified by notes (2) and (3), respectively, to the table above under the heading “New VWE Holdco Directors and Executive Officers.”

Under the part of the Investor Rights Agreement that relates to other shareholder matters, each of the Major Investors will appoint the Roney Representative as such investor’s attorney-in-fact and proxy, to the fullest extent of such investor’s rights with respect to the New VWE Holdco common stock owned by such investor as of Closing or thereafter acquired, to vote such stock at each annual or special meeting of shareholders on all matters other than, in the case of the Sponsor, certain reserved matters. The Reserved Matters are (a) the issuance of equity by New VWE Holdco or the adoption of any equity plan, (b) any merger, consolidation or other business combination transaction to which New VWE Holdco is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or affiliate of New VWE Holdco has an interest that is different from, or in addition to, the interests of New VWE Holdco shareholders generally, (d) any amendment of New VWE Holdco’s articles of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of shareholders or any particular shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or

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contract. This appointment of the Roney Representative as attorney-in-fact and proxy is coupled with an interest and is intended to be irrevocable during the proxy period. The proxy period begins on the closing date and ends on the earlier of (i) seven years from the closing date, and (ii) when the Roney Investors cease to own at least 10% of the outstanding New VWE Holdco common stock. Any New VWE Holdco common stock transferred for consideration when and in a manner not prohibited by the Investor Rights Agreement will be transferred free and clear of the proxies described above.

As a result of these provisions in the Investor Rights Agreement, the Specified Investors may control a majority of the voting power represented by shares of New VWE Holdco common stock eligible to vote in the election of New VWE Holdco directors, in which case New VWE Holdco will be a “controlled company” within the meaning of Nasdaq corporate governance standards.

Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of the board of directors consist of independent directors, (2) that the board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that director nominees be selected, or recommended to the full New VWE Holdco Board, by a majority of New VWE Holdco’s independent directors or by a nominating committee that consists entirely of independent directors and that the company adopt a written charter or board resolution addressing the nominations process. Immediately after the consummation of the Transaction and depending upon the level of redemption by holders of Class A Restricted Voting Shares, the Specified Investors may collectively control a majority of the voting power of the New VWE Holdco common stock eligible to vote in the election of directors pursuant to the voting provisions of the Investor Rights Agreement. In that case, New VWE Holdco would elect to be a “controlled company” within the meaning of the corporate governance rules of Nasdaq and New VWE Holdco Shareholders would not have all of the protections afforded to shareholders of companies that are subject to these corporate governance requirements. If New VWE Holdco were to cease to be a “controlled company” and New VWE Holdco common stock continued to be listed on Nasdaq, then New VWE Holdco would be required to comply with these provisions within the applicable transition periods.

AUDITORS OF BCAC AND NEW VWE HOLDCO

The auditor of BCAC is RSM US LLP, having an address of 151 W 42nd Street, 19th Floor, New York, NY 10036. RSM US LLP is independent of BCAC within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The auditor of VWE is Moss Adams LLP, having an address of 3558 Round Barn Blvd #300, Santa Rosa, CA 95403. Moss Adams LLP is an independent registered public accounting firm with respect to VWE within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Upon completion of the Transaction, it is proposed that Moss Adams LLP, having an address of 3558 Round Barn Blvd #300, Santa Rosa, CA 95403, continue as the auditor of New VWE Holdco.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Each registered Shareholder at the close of business on the Record Date is entitled to one vote at the Meeting or at any adjournment thereof, either in person or by proxy.

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As of the Record Date, BCAC had 36,000,000 Class A Restricted Voting Shares and 9,000,000 Class B Shares issued and outstanding. The Class A Restricted Voting Shares and Class B Shares represent approximately 80% and 20% of the outstanding BCAC Shares, respectively. Pursuant to the Transaction Agreement, upon closing of the Transaction, the Sponsor will surrender to BCAC 3,000,000 Class B Shares, on the terms and subject to the conditions contained therein.

To the knowledge of the directors and executive officers of BCAC, as of the date hereof, no Person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the Class A Restricted Voting Shares or Class B Shares, on a non-diluted basis, other than the Sponsor, which owns 9,000,000 Class B Shares, representing 100% of the Class B Shares and 20% of the BCAC Shares.

The Sponsor has agreed to vote its BCAC Shares in favour of the BCAC Resolutions.

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INFORMATION RELATING TO BCAC

Class A Restricted Voting Shares

Restricted Voting Rights

The holders of the Class A Restricted Voting Shares are entitled to receive notice of, and to attend and vote at all meetings of the shareholders of BCAC (except, where only the holders of Class B Shares are entitled to vote and as provided in the BCBCA or other applicable law). Only holders of Class A Restricted Voting Shares are entitled to vote on the Extension Resolution. Subject to the foregoing, the holders of the Class A Restricted Voting Shares shall vote together with the holders of the Class B Shares (as if a single class of shares) upon all matters submitted to a vote of Shareholders (except, where only the holders of Class B Shares are entitled to vote and as provided in the BCBCA or other applicable law). If entitled to vote, each Class A Restricted Voting Share shall confer the right to one vote.

The holders of the Class A Restricted Voting Shares are not entitled to vote separately as a class or to dissent upon a proposal to amend the articles of BCAC to effect an exchange, reclassification or cancellation of Class A Restricted Voting Shares carried out in connection with a qualifying acquisition that affects both the Class A Restricted Voting Shares and the Class B Shares and that preserves economically the redemption rights in respect of a qualifying acquisition of, and the conversion features of, the Class A Restricted Voting Shares. However, the holders of the Class A Restricted Voting Shares are entitled to notice of meetings of shareholders called for the purpose of authorizing the winding-up or dissolution of BCAC or the sale, lease or exchange of all or substantially all property of BCAC other than in the ordinary course of business of BCAC.

Notwithstanding the foregoing, the holders of Class A Restricted Voting Shares are not entitled to vote on, or receive notice of or attend, meetings held only to consider the election and/or removal of directors and/or auditors of BCAC prior to the meeting at which the qualifying acquisition is approved, and for greater certainty, notice shall not be required to be provided to the holders of Class A Restricted Voting Shares in the event a written resolution of all the holders of Class B Shares in lieu of a meeting is approved.

Each registered holder of Class A Restricted Voting Shares at the close of business on the Record Date is entitled to one vote at the Meeting or at any adjournment thereof, either in person or by proxy. See “Voting Securities and Principal Holders of Voting Securities”.

INFORMATION RELATING TO NEW VWE HOLDCO

For information regarding New VWE Holdco following the Transaction, see the Prospectus that, pursuant to the rules of the TSX relating to qualifying acquisitions, was filed with Canadian securities regulators in each of the provinces and territories of Canada (other than Québec) in connection with the Transaction, which is attached to this Circular as Appendix “F”.

BCAC has also filed with the SEC a Registration Statement on Form S-4, including exhibits and schedules, under the U.S. Securities Act with respect to the Transaction which is available under BCAC’s profile on SEDAR at www.sedar.com.

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RISK FACTORS

The following risk factors should be considered by Shareholders in evaluating whether to approve the Transaction Resolution. These risk factors should be considered in conjunction with the other information contained in this Circular.

Risks Relating to BCAC in connection with the Transaction

Since the Sponsor will lose its investment in BCAC if a qualifying acquisition is not completed, a conflict of interest may arise in determining whether the Transaction is appropriate

Our Sponsor will not be entitled to redeem its Founder’s Shares in connection with a qualifying acquisition and will not be entitled to access the escrow account in respect thereof upon a winding-Up of BCAC. In addition, the Sponsor purchased 12,000,000 Founder’s Warrants at an offering price of $1.00 per Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000) in connection with the initial public offering. Pursuant to the Transaction Agreement, the Sponsor has agreed to surrender to BCAC 3,000,000 Founder’s Shares and 4,000,000 Founder’s Warrants. The Sponsor agreed not to transfer any of the BCAC Founder’s Shares or the BCAC Founder’s Warrants until after the closing of BCAC’s qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the TSX. As a result, the Sponsor may have interests in the Transaction that may be different from, or in addition to, the interests of shareholders generally.

Completion of the Transaction is subject to a number of conditions precedent and required approvals; if BCAC and VWE are unable to complete the Transaction in a timely manner or at all, BCAC will wind-up

Some of the conditions precedent that are required in order to complete the Transaction are outside BCAC’s control, including, without limitation, (a) the required approval by the shareholders of VWE and BCAC, (b) certain approvals from the OSC, SEC, TSX and Nasdaq (see “The Transaction – Transaction Agreement”) and (c) VWE obtaining a waiver or amendment of any event of default under the VWE Credit Facility that would result from the consummation of the Transaction. There can be no certainty, nor can BCAC provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If certain approvals and consents are not received prior the closing of the Transaction, or if certain conditions are not satisfied, BCAC and/or VWE, as applicable, may decide to proceed nonetheless, or may either delay or amend the implementation of all or part of the Transaction, including possibly delaying the completion of the Transaction in order to allow sufficient time to complete or satisfy such matters. In addition, any delay in completing the Transaction could cause New VWE Holdco to not realize some or all of the benefits that the parties expect New VWE Holdco to achieve following the Transaction.

If the Transaction is delayed, then the market value of BCAC could decline to the extent that its market value reflects an assumption that the Transaction will not be completed on the expected timeline.

Furthermore, BCAC is a special purpose acquisition corporation and is subject to a mandatory liquidation requirement should it fail to consummate a qualifying acquisition within the Permitted Timeline. Therefore, it is likely that if the Transaction is delayed or not completed and the Transaction Agreement is terminated, then BCAC will be required to (i) cease all operations except for the purpose of winding-up; and (ii) as promptly as reasonably possible redeem 100% of the Class A Restricted Voting Shares for cash.

The Transaction may be terminated in certain circumstances

Each of BCAC and VWE has the right to terminate the Transaction Agreement in certain circumstances and not complete the Transaction. Specifically, among other conditions, either of BCAC and VWE has the right to terminate the Transaction Agreement by mutual consent, by any Party if the closing of the Transaction shall not have occurred by the Outside Date.

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The regulatory approvals required in connection with the Transaction might not be obtained or might contain materially burdensome conditions.

Completion of the Transaction is conditioned upon the receipt of certain regulatory approvals, and neither VWE nor BCAC can provide assurance that these approvals will be obtained. If any conditions or changes to the proposed structure of the Transaction are required to obtain these regulatory approvals, then that may have the effect of jeopardizing or delaying completion of the Transaction or reducing the anticipated benefits of the Transaction. If BCAC or VWE agrees to any material conditions in order to obtain any approvals required to complete the Transaction, then the results of operations and prospects of New VWE Holdco may be adversely affected.

Tax on corporate emigration under the Tax Act could adversely affect New VWE Holdco.

The “corporate emigration” rules in the Tax Act will apply to BCAC upon BCAC ceasing to be resident in Canada for the purposes of the Tax Act. BCAC will also have a deemed tax year-end immediately prior to the time it ceases to be resident in Canada for purposes of the Tax Act. BCAC will cease to be resident in Canada for the purposes of the Tax Act at the time of the Continuance. Each property owned by BCAC immediately before the deemed year-end will be deemed to have been disposed of by BCAC for proceeds of disposition equal to the fair market value of each such property at that time. Any gains or losses realized by BCAC from the deemed disposition will be taken into account when determining the amount of BCAC’s taxable income for the taxation year which is deemed to end immediately before the Continuance. BCAC currently expects that any tax on corporate emigration under the Tax Act will be minimal, but there can be no assurance in this regard.

BCAC will also be required to pay a special departure tax under the Tax Act as a result of the Continuance. Provided that BCAC becomes a resident of the United States for purposes of the Canada- United States Income Tax Agreement at the time of the Continuance, such departure tax will generally be equal to 5% of the amount by which (i) the fair market value of BCAC’s assets immediately before the Continuance exceeds (ii) the aggregate of its liabilities and the paid-up capital in respect of its issued and outstanding shares immediately before the Continuance.

Management of BCAC currently expects that it will not incur a material amount of Canadian income tax as a result of the Continuance, although there can be no assurance in this regard. This expectation is based in part on determinations of factual matters, including determinations regarding the fair market value of BCAC’s assets and tax attributes, and the paid-up capital for purposes of the Tax Act in respect of its issued and outstanding shares, any or all of which could change prior to the effective time of the Continuance, and also depends in part on factors or circumstances beyond BCAC’s control and as to which only incomplete information may be available. Moreover, there can be no assurance that the Canada Revenue Agency will accept the valuations or the positions that BCAC has adopted in calculating the amount of Canadian tax that will be payable in connection with the Transaction.

Redemptions of Class A Restricted Voting Shares.

Holders of Class A Restricted Voting Shares can submit for redemption all or a portion of their Class A Restricted Voting Shares, which will become shares of New VWE Holdco common stock upon the Continuance, redeemed in exchange for the Redemption Amount. See “Redemption Rights.” A redemption of the Class A Restricted Voting Shares (or, following the Continuance, New VWE Holdco common stock) will directly reduce the funds available to New VWE Holdco and if there are high levels of redemptions there may be limited cash available at Closing which may negatively impact New VWE Holdco’s ability to execute on its strategy following the closing of the Transaction, limit its growth and may have a material adverse effect upon future profitability of New VWE Holdco going forward.

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There are certain costs related to the Transaction that must be paid even if the Transaction is not completed

There are certain costs related to the Transaction, such as those for legal and accounting advisory services and for producing the Prospectus and the Circular that must be paid even if the Transaction is not completed. There are also opportunity costs associated with the diversion of management’s attention away from the conduct of business in the ordinary course. These costs may have an adverse impact on BCAC’s financial position.

Subsequent to the completion of the Transaction, New VWE Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the financial condition, results of operations and New VWE Holdco common stock price, which could cause investors to lose some or all of their investment

Although BCAC conducted due diligence on VWE, BCAC cannot assure that this diligence revealed all material issues that may be present in VWE’s business, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of either party’s control will not later arise. As a result, New VWE Holdco may be forced to later write down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with BCAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New VWE Holdco’s liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions. In addition, charges of this nature may cause New VWE Holdco to be unable to obtain future financing on favorable terms or at all.

Warrants will become exercisable for shares of New VWE Holdco common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to shareholders

If the Transaction is completed, outstanding Warrants to purchase an aggregate of 26,000,000 New VWE Holdco common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. Each Warrant entitles the holder thereof to purchase one share of New VWE Holdco common stock at an exercise price of U.S.$11.50, subject to anti-dilution adjustments, which will become exercisable only commencing 65 days after the completion of the Transaction. The extent to which such Warrants are exercised will result in dilution to the holders of shares of New VWE Holdco common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of the New VWE Holdco common stock.

Even if the Transaction becomes effective, there is no guarantee that the Warrants will ever be in-the-money, and the Warrants may expire worthless

Pursuant to the terms of the Warrant Agreement, the Warrants will be exercisable commencing 65 days following the closing of the Transaction for an exercise price of U.S.$11.50 per share of New VWE Holdco common stock. There is no guarantee that the Warrants will ever be in-the-money prior to their expiration, and as such, the Warrants may expire worthless.

The successful effect of the Transaction and the successful operation of the business thereafter will be largely dependent upon the efforts of certain key personnel, who are expected to stay with New VWE Holdco following the Transaction. The loss of such key personnel could negatively impact the operations and profitability of the post-combination business

BCAC’s ability to successfully effect the Transaction and successfully operate the business is dependent upon the efforts of certain key personnel. Although key personnel are expected to remain with New VWE Holdco following the Transaction, it is possible that New VWE Holdco will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination business.

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Risks Specifically Related to New VWE Holdco’s Industry

For risks relating to New VWE Holdco’s industry in connection with the Transaction, see “Risk Factors — Risks Specifically Related to New VWE Holdco’s Industry and Products” in Appendix “F”.

Risks Specifically Related to New VWE Holdco’s Business

For risks relating to New VWE Holdco’s business, see “Risk Factors — Risks Related to New VWE Holdco’s Business” in Appendix “F”.

IF THE TRANSACTION IS NOT COMPLETED

In the event that (i) the Extension Resolution is not passed and BCAC has not consummated the Transaction on or before May 15, 2021, or (ii) the Extension Resolution is passed and BCAC has not consummated the Transaction on or before July 30, 2021, it will be required to redeem as promptly as reasonably possible, on an automatic redemption date specified by BCAC (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (A) the escrow funds available in the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account, (ii) any taxes of BCAC (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected winding-up expenses and certain other related costs, each as reasonably determined by BCAC. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Such redemption will completely extinguish the rights of holders of Class A Restricted Voting Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law.

The Founders will not be entitled to redeem the Founders’ Shares in connection with a qualifying acquisition or entitled to access the escrow account upon a winding-up.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described under “Interests of Directors and Executive Officers in Transaction”, BCAC is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of BCAC at any time since the beginning of BCAC’s last financial year or of any Associate or Affiliate of any such directors and executive officers, in respect of any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no informed person of BCAC, nor any Associate or Affiliate of any informed person, has had any material interest, direct or indirect, in any transaction since the commencement of BCAC’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect BCAC or any of its Affiliates.

An “informed person” means (i) any of BCAC’s directors or executive officers, (ii) any director or executive officer of a person or company that is itself an informed person or a Subsidiary of BCAC, or (iii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of BCAC or a combination of both carrying more than 10% of the voting rights attached to all of BCAC’s outstanding voting securities.

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DIVIDEND POLICY

BCAC has not paid any cash dividends on the BCAC Shares to date. Class A Restricted Voting Shares and Class B Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the Board. However, BCAC does not intend to declare or pay any cash dividends prior to the completion of the Transaction.

Holders of New VWE Holdco common stock will be entitled to receive dividends if, as, and when declared by the New VWE Holdco Board out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in New VWE Holdco’s future credit facilities. New VWE Holdco has no current plans to pay dividends on its common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the New VWE Holdco Board and will depend on, among other things, New VWE Holdco’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that the New VWE Holdco Board may deem relevant. Because New VWE Holdco will be a holding company and have no direct operations, New VWE Holdco will only be able to pay dividends from funds it receive from its subsidiaries.

FEES AND EXPENSES

BCAC estimates that expenses in the aggregate amount of approximately $16.0 million will be incurred in connection with the Transaction, including legal, financial advisory, accounting, filing and printing costs, and the cost of preparing and mailing this Circular, but excluding $13,500,000 in deferred underwriting commissions to the underwriters of BCAC’s initial public offering and other advisors. Pursuant to the Transaction Agreement, except as otherwise agreed by the Parties thereto, all costs and expenses of the Parties in connection with the Transaction are to be paid by the Party incurring such expenses.

TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT

TSX Trust Company, at its principal offices in Toronto, Ontario, is the transfer agent and registrar for the Class A Restricted Voting Shares and is the Warrant Agent for the Warrants under the Warrant Agreement.

Following Closing, the transfer agent and registrar of the New VWE Holdco common stock and the warrant agent for the New VWE Holdco Warrants in Canada will be TSX Trust Company at its principal offices located at 100 Adelaide Street West #301, Toronto, Ontario, M5H 1S3.

The transfer agent for New VWE Holdco common stock in the United States will be Continental Stock Transfer and Trust Company at its principal offices at 1 State Street, 30th Floor, New York, NY.

TSX Trust Company, at its principal offices in Toronto, Ontario, is the Escrow Agent.

OTHER BUSINESS

Management knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters shall properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote on such matters in accordance with their best judgment.

EXPERTS AND INTERESTS OF EXPERTS

Certain legal and tax matters will be passed upon at the date of this Circular by Blake, Cassels & Graydon LLP and Jones Day on BCAC’s behalf.

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As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group and the partners and associates of Jones Day, as a group, each beneficially own, directly or indirectly, less than one percent of BCAC’s securities.

DOCUMENTS INCORPORATED BY REFERENCE

Any amendment to the attached Prospectus that, prior to the redemption deadline, is filed with the OSC and other securities regulatory authorities in Canada, shall be deemed to be incorporated by reference in this Circular. Copies of any such amendment may be obtained on request without charge upon request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Any statement contained in this Circular or the attached Prospectus, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this Circular and the attached Prospectus, to the extent that a statement contained in this Circular or the attached Prospectus or in any subsequently filed amendment to the attached Prospectus (or part thereof) that also is, or is deemed to be, attached to or incorporated by reference in this Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular or the attached Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to BCAC can be found under BCAC’s profile on SEDAR at www.sedar.com. Financial information is provided in BCAC’s audited financial statements as of and for the year ended December 31, 2020 and management discussion and analysis related thereto, which can be found on SEDAR. Copies of BCAC’s financial statements and management discussion and analysis may be obtained, without charge, upon request to the Corporate Secretary of BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

BCAC has filed with the SEC a Registration Statement on Form S-4, including exhibits and schedules, under the U.S. Securities Act with respect to the Transaction.

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APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors of BCAC.

DATED this 9th day of April, 2021

(signed) “Mark Harms”

Chief Executive Officer

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APPENDIX “A” – TRANSACTION RESOLUTION

BE IT RESOLVED THAT:

1.

The qualifying acquisition of Bespoke Capital Acquisition Corp. (“BCAC”), pursuant to which BCAC will acquire all of the equity of VWE by way of a merger between VWE and VWE Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCAC, with VWE being the surviving entity (the “Transaction”), all as more particularly described in the Circular and in accordance with the Nasdaq rules, is hereby authorized and approved.

2.

Any one officer or any one director of BCAC is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments, and documents in writing, and to do all such other acts and things as in his or her opinion may be necessary and/or desirable in the name and on behalf of BCAC and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments, and documents and the doing of such other acts and things.

3.

The directors of BCAC may revoke these resolutions without further approval of the shareholders of BCAC at any time prior to the Transaction becoming effective in the event that they determine not to proceed with the Transaction.

A-1

APPENDIX “B” – TRANSACTION AGREEMENT

B-1

TRANSACTION AGREEMENT

by and among

BESPOKE CAPITAL ACQUISITION CORP.,

VINTAGE WINE ESTATES, INC.,

VWE ACQUISITION SUB INC.,

BESPOKE SPONSOR CAPITAL LP

solely for the limited purposes herein set forth,

and

DARRELL D. SWANK

solely in the capacity of Seller Representative

Dated February 3, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated February 3, 2021, is among Bespoke Capital Acquisition Corp., a Toronto Stock Exchange (“TSX”) listed special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (and, after the Domestication, Vintage Wine Estates, Inc., a Nevada corporation) (“Parent”), VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Vintage Wine Estates, Inc., a California corporation (the “Company”), solely for the purpose of Sections 1.2(a)(ii) and 2.7 and Article VIII, Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (“Sponsor”), and, solely in the capacity as the representative from and after the Effective Time of the Company Shareholders in accordance with the terms and conditions of this Agreement, Darrell D. Swank (“Seller Representative”). Parent, Merger Sub, the Company, Sponsor (solely with respect to the provisions specified above) and Seller Representative (solely with respect to such capacity) are collectively referred to herein as the “Parties” and, each, a “Party.” Capitalized terms used in this Agreement but not defined herein have the respective meanings given them in Annex A.

RECITALS

A. Parent is a publicly traded special purpose acquisition company formed for the purpose of effecting an acquisition of one or more businesses or assets.

B. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement, the Delaware General Corporation Law (the “DGCL”) and the California General Corporation Law (the “CGCL”).

C. At the Closing, immediately prior to the Merger, Parent will continue out of the Province of British Columbia into the State of Nevada and domesticate as a Nevada corporation (the “Domestication”) in accordance with Section 92A.270 of the Nevada Revised Statutes (“NRS”) and Section 308 of the Business Corporations Act (British Columbia) (“BCBCA”).

D. The board of directors of Parent (the “Parent Board”) has determined that this Agreement, the Domestication, the Merger and the other Transactions are in the best interests of Parent and the board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are fair and advisable to, and in the best interests of, Merger Sub and Parent as its sole shareholder.

E. The Parent Board has approved the Merger and the other Transactions and desires to adopt this Agreement as the sole shareholder of Merger Sub and has determined to recommend that its shareholders (“Parent Shareholders”) adopt, authorize and approve the Domestication and, if necessary under listing requirements, the Merger and the other Transactions.

F. The board of directors of the Company (the “Company Board”) has determined that this Agreement, the Merger and the other Transactions are in the best interests of the Company and its shareholders (the “Company Shareholders”).

G. The Company Board has approved the Merger and the other Transactions and adopted this Agreement and has determined to recommend that the Company Shareholders adopt, authorize and approve this Agreement, the Merger and the other Transactions.

H. Concurrently with the execution of this Agreement, (a) Parent, the Company and Sponsor, in its capacity as a stockholder of Parent, are entering into a support agreement in the form attached hereto as Exhibit A (the “Founder Support Agreement”), pursuant to which Sponsor agreed, among other things, to vote in favor of each of the Parent Resolutions and (b) Sponsor, Parent, the Company, certain Company Shareholders and various other parties thereto, are entering into a voting and support agreement in the form attached hereto as Exhibit B (the “Company Support Agreement”), pursuant to which such Company Shareholders agreed, among other things, to vote or consent to the adoption of this Agreement the approval of the Merger and the other Transactions.

I. In connection with the Transactions, Parent is obligated under the terms of its Articles (the “BC Parent Articles”) to provide the Parent Public Shareholders the option to have their Class A Restricted Voting Shares redeemed for the consideration, on the terms and subject to the conditions and limitations set forth in the Final IPO Prospectus and the BC Parent Articles (the “Redemption Right”).

J. At the Closing, Parent, Sponsor and the Company Shareholders will enter into the Investor Rights Agreement providing for, among other things, the voting agreements, registration rights and certain restrictions contained therein in substantially the form attached hereto as Exhibit C (the “Investor Rights Agreement”).

K. Concurrently with the execution of this Agreement, each of the Key Employees is entering into an Employment Agreement with Parent, subject to the occurrence of the Closing.

L. Concurrently with the execution of this Agreement, the Specified Company Shareholder is entering into a Restrictive Covenant Agreement with the Company, subject to the occurrence of the Closing.

NOW, THEREFORE, the Parties, in consideration of the representations, warranties and covenants contained in this Agreement, agree as follows:

ARTICLE I

CLOSING TRANSACTIONS

1.1 Closing. The closing (the “Closing”) of the Merger and other transactions contemplated hereby and by the Ancillary Agreements (collectively, the “Transactions”) will take place remotely by the electronic exchange of documentation under procedures to be agreed by Parent and the Company, each acting reasonably, or, if they are unable so to agree, at the offices of Jones Day, 250 Vesey Street, New York, New York, at 10:00 a.m. (New York City, New York time) no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”).

1.2 Closing Transactions.

(a) At the Closing, the Parties will cause the following actions and transactions to be taken or completed in the following order on the terms and subject to the conditions of this Agreement:

(i) Class A Restricted Voting Shares held by BCAC Dissenting Shareholders who duly exercised their BCAC Dissent Rights will be transferred to Parent and such BCAC Dissenting Shareholders will cease to have any rights as Parent Public Shareholders other than the right to be paid the fair value for their Class A Restricted Voting Shares by Parent.

(ii) Sponsor will surrender to Parent for cancellation (A) 3,000,000 Founder’s Shares and (B) 4,000,000 Founder’s Warrants.

(iii) The Domestication will become effective, whereupon (A) each Class A Restricted Voting Share and each Founder’s Share (other than those surrendered pursuant to Section 1.2(a)(ii)) will be converted into one NV Parent Common Share, (B) each Founder’s Warrant (other than those surrendered pursuant to Section 1.2(a)(ii)) and each Parent Public Warrant will continue and remain outstanding as one NV Parent Warrant, (C) Parent will file articles of incorporation with the Secretary of State of Nevada (in substantially the form attached hereto as Exhibit D, the “NV Parent Charter”) and adopt bylaws in substantially the form attached hereto as Exhibit E (collectively, the “NV Parent Organizational Documents”), each reflecting “Vintage Wine Estates, Inc.” as Parent’s corporate name, and (D) the Parent 2021 Omnibus Incentive Plan in substantially the form attached hereto as Exhibit F (the “Omnibus Incentive Plan”), which will reserve a number of NV Parent Common Shares for future awards representing at least 10% of the outstanding NV Parent Common Shares immediately following the Effective Time, as previously approved by the Parent Board will become effective (the events set forth in this Section 1.2(a)(iii), the “Domestication Events”).

(iv) NV Parent Common Shares held by Parent Public Shareholders who duly elected to redeem their Parent Public Shares pursuant to the Redemption Right will be redeemed and cancelled and such Parent Public Shareholders will cease to have any rights as shareholders of Parent other than the right to be paid the redemption amount of their Class A Restricted Voting Shares in accordance with the BC Parent Articles.

(b) At the Closing, and following the actions and transactions described in Section 1.2(a), the Parties will cause the following actions and transactions to be taken or completed in the following order on the terms and subject to the conditions of this Agreement:

(i) Parent will deposit (or cause to be deposited) with the Exchange Agent the Merger Consideration less the Adjustment Escrow Deposit (the “Closing Merger Consideration”).

(ii) Parent will deposit (or cause to be deposited) with the Exchange Agent the Adjustment Escrow Deposit.

(iii) The Merger Filings will be executed and filed in accordance with the DGCL and CGCL as set forth in Section 1.4.

(iv) Immediately following the Effective Time, the Parent Board will be composed of the individuals set forth in Section 5.17.

(v) Parent will pay, on behalf of the Company, (a) the Series B Preference Amount to the Series B Shareholder in full satisfaction of any dividend and liquidation preference amounts unpaid as of the Closing Date and (b) the Remaining Cash Amount in exchange for the Repurchased Shares pursuant to the terms of Section 5.18.

1.3 The Merger. On the terms and subject to the conditions in this Agreement and in accordance with applicable Law, at the Effective Time, Merger Sub will merge with and into the Company, with the Company being the surviving entity (the “Surviving Company”). Upon consummation of the Merger, the separate corporate existence of Merger Sub will thereupon cease and the Surviving Company will continue its corporate existence as a Subsidiary of Parent.

1.4 Effective Time. At the Closing, the Parties will (a) cause the Merger to be consummated by filing (a) a certificate of merger pursuant to Sections 1103 and 1108(c) of the CGCL with the Secretary of State of California and (b) a certificate of merger pursuant to Section 252(c) of the DGCL with the Secretary of State of Delaware (collectively, the “Merger Filings”, and the date and time of the filing of the Merger Filings, or such later time as is specified in the Merger Filings as is agreed to by the Parties, the “Effective Time”).

1.5 Effects of the Merger. The Merger will have the effects set forth in this Agreement, the Merger Filings, the CGCL, the DGCL and any other applicable Law.

1.6 Organizational Documents. At the Effective Time the Articles of Incorporation of the Surviving Company will be amended and restated to be in substantially the form attached hereto as Exhibit G and the bylaws of the Surviving Company will be the bylaws of the Company (collectively, the “Amended Company Organizational Documents”) until thereafter amended in accordance with applicable Law.

1.7 Directors and Officers of the Surviving Company. The directors and officers of the Company immediately prior to the Closing will be the directors and officers of the Surviving Company immediately after the Effective Time, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with the Amended Company Organizational Documents and applicable Law.

1.8 Stock Exchange Listing. The NV Parent Common Shares and the NV Parent Warrants will be authorized for listing on both the TSX and NASDAQ.

ARTICLE II

MERGER CONSIDERATION

2.1 Effect on Capital Stock Held by the Company. On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any other Person, any Company Shares then held by the Company (or held in the Company’s treasury which, for purposes of clarity, will include any Repurchased Shares) (“Excluded Shares”) will be canceled and retired and cease to exist, and no consideration will be delivered in exchange therefor.

2.2 Effect on Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of Parent, Merger Sub, the Company or any other Person, be converted on a one-to-one basis into and become shares of common stock of the Surviving Company (and the shares of Surviving Company into which the shares of Merger Sub capital stock are so converted will be the only shares of the Surviving Company’s capital stock that are issued and outstanding immediately after the Effective Time).

2.3 Treatment of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) will be automatically cancelled and extinguished and converted into the right to receive (a) the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit and (b) a contingent right to receive, if and when payable hereunder, (i) the Per Share Adjustment Escrow Release and (ii) the Per Share Earnout Shares.

2.4 Stock Options.

(a) At the Effective Time, each then-outstanding option (each, a “Company Stock Option”) to purchase Company Shares granted under the Company’s 2015 Equity Incentive Plan (the “Company Stock Option Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled and, in exchange therefor, Parent will, or will cause the Surviving Company to, pay to each former holder of any such cancelled Company Stock Option as soon as practicable (but in no event more than five business days) following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the deemed fair market value per Company Share represented by the Per Share Merger Consideration over the exercise price per Company Share under such Company Stock Option multiplied by (ii) the number of Company Shares subject to such Company Stock Option; provided, that if the exercise price per Company Share of any such Company Stock Option is equal to or greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.

(b) Prior to the Effective Time, the Company will adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 2.4 and to terminate the Company Stock Option Plan upon the Effective Time, and will deliver all required notices to each holder of Company Stock Options setting forth each holder’s rights pursuant to the Company Stock Option Plan, stating that such Company Stock Options will be treated in the manner set forth in this Section 2.4. Prior to the Effective Time, the Company will use its Commercially Reasonable Efforts to cause each holder of Company Stock Options to execute an option cancellation agreement, substantially in the form agreed to between Parent and the Company prior to the date of this Agreement; provided that, for the avoidance of doubt, any Company Stock Options for which an option cancellation agreement is not executed prior to the Effective Time will nevertheless automatically terminate as of the Effective Time pursuant to Section 11(a) of the Company Stock Option Plan.

2.5 Company Shareholder Allocation Schedule. At least five Business Days prior to the anticipated Closing Date, the Company will deliver to Parent a schedule setting forth each Company Shareholder as of the Closing, such Company Shareholder’s respective percentage of the Merger Consideration (and the number of NV Parent Common Shares such Company Shareholder is entitled to receive pursuant to Section 2.3(a)) and respective percentage of the Earnout Shares (the “Company Shareholder Allocation Schedule”), which, in each case, will be calculated on a pro rata basis based on the number of Common Shares, excluding Excluded Shares, held by each such Company Shareholder (provided, however, that any Earnout Shares payable to a Company Shareholder who has waived such right on or prior to the date of this Agreement will be reallocated to the other Company Shareholders pro rata excluding, for the avoidance of doubt, any Excluded Shares, as will be reflected on the Company Shareholder Allocation Schedule). The Company Shareholder Allocation Schedule will identify Dissenting Shares and Repurchased Shares, if any. If there is any change to Company Shareholder Allocation Schedule between the time of such delivery and the Closing, the Company will promptly deliver an updated Company Shareholder Allocation Schedule to Parent.

2.6 Issuance of Merger Consideration.

(a) No Issuance of Fractional Shares. No fractional NV Parent Common Shares will be issued pursuant to the Merger (including the Earnout Shares), and instead any such fractional share that would otherwise be issued will be rounded down to the nearest whole share (subject to Section 2.8(b)).

(b) Exchange Fund. Pursuant to the Adjustment Escrow and Exchange Agent Agreement, at the Effective Time, the Exchange Agent will be appointed as exchange agent. At the Closing, Parent will deposit, or will cause to be deposited, with the Exchange Agent for the benefit of the Company Shareholders, for exchange in accordance with this Section 2.6, the number of NV Parent Common Shares sufficient to deliver the Closing Merger Consideration payable pursuant to this Agreement (such NV Parent Common Shares, the “Exchange Fund”). Parent will cause the Exchange Agent to pay the Closing Merger Consideration out of the Exchange Fund in accordance with the Company Shareholder Allocation Schedule and the other applicable provisions contained in this Agreement. For the avoidance of doubt, and pursuant to the Company Shareholder Allocation Schedule, the NV Parent Common Shares deposited with the Exchange Agent with respect to Dissenting Shares will not be paid out of the Exchange Fund to a holder of Dissenting Shares unless and until such holder of Dissenting Shares withdraws such demand for appraisal or loses the right of appraisal (the “Appraisal Failure”), at which time Parent will instruct the Exchange Agent to deliver to such Company Shareholder, with respect to each Dissenting Share held by it, (i) to the extent the Appraisal Failure occurs prior to the determination of the Final Merger Consideration, the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit and (ii) to the extent the Appraisal Failure occurs subsequent to the determination of the Final Merger Consideration, the Per Share Merger Consideration, less the Per Share Adjustment Escrow Deposit, and plus the Per Share Adjustment Escrow Release, if any. The Exchange Fund will not be used for any other purpose other than as contemplated by this Agreement.

(c) Exchange Procedures. As soon as practicable following the Effective Time, and in any event within five Business Days following the Effective Time, Parent will cause the Exchange Agent to deliver to each Company Shareholder, as of immediately prior to the Effective Time, represented by certificate or book entry, a letter of transmittal and instructions for use in exchanging such Company Shareholder’s Company Shares for such Company Shareholder’s applicable portion of the Closing Merger Consideration from the Exchange Fund (a “Letter of Transmittal”), and promptly following receipt of a Company Shareholder’s properly executed Letter of Transmittal, deliver such Company Shareholder’s applicable portion of the Closing Merger Consideration to such Company Shareholder.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Merger Consideration and any amounts released to the Exchange Agent pursuant to Section 2.7(d) that remains undistributed to the Company Shareholders for one year after the determination of the Final Merger Consideration will be delivered to Parent, upon demand, and any Company Shareholders who have not complied with this Section 2.6 will thereafter look only to Parent for (i) their portion of the Closing Merger Consideration and (ii) their portion of any amounts released to the Exchange Agent pursuant to Section 2.7(d). Any portion of the Exchange Fund remaining unclaimed by the Company Shareholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e) No Liability. The Parties agree that Parent will be entitled to rely conclusively on information set forth in the Company Shareholder Allocation Schedule and any amounts delivered by or on behalf of Parent to an applicable Company Shareholder in accordance with the Company Shareholder Allocation Schedule will be deemed for all purposes to have been delivered to the applicable Company Shareholder in full satisfaction of the obligations of Parent under this Agreement and Parent will not be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

2.7 Merger Consideration Adjustments.

(a) Five Business Days prior to the anticipated Closing Date, the Company will deliver to Parent a statement (the “Pre-Closing Statement”) containing good faith estimated calculations of (i) the Total Net Debt (the “Estimated Total Net Debt”) and (ii) Closing Net Working Capital (the “Estimated Closing Net Working Capital”), together with a calculation of the Estimated Merger Consideration Amount and all underlying documentation supporting the calculations set forth in the Pre-Closing Statement reasonably sufficient for Sponsor to validate the Company’s computations of the amounts set forth therein. Parent may submit any questions or objections in writing to the Company until 5:00 p.m. Eastern Time on the Business Day prior to the anticipated Closing Date and the Company will cooperate in good faith with Parent to revise the Estimated Merger Consideration Amount to reflect the mutual agreement of the Company and Parent. If Parent does not submit any questions or objections within such period or the Parties are unable to mutually agree to such revisions, then the Pre-Closing Statement will be in the form initially provided by the Company. No comments delivered by Parent, or Parent’s failure to deliver any comments, will be deemed to constitute any waiver or release of any of Parent’s (or Sponsor’s) rights under this Agreement. The Company will make its financial records reasonably available to Parent and its accountants and other representatives at reasonable times at any time during the review by Parent of the Pre-Closing Statement and related calculations.

(b) The Base Merger Consideration will be (i) increased at a rate of one NV Parent Common Share for each $10 increment that Estimated Merger Consideration Amount is greater than the Base Merger Consideration Amount and (ii) decreased at a rate of one NV Parent Common Share for each $10 increment that the Estimated Merger Consideration Amount is less than the Base Merger Consideration Amount (such adjusted Base Merger Consideration, the “Merger Consideration”). Any adjustment to the Base Merger Consideration pursuant to this Section 2.7 will be made in NV Parent Common Shares and no adjustment will be made for any divergence that is in an amount of $9.99 or less.

(c) No later than 60 days after the Closing Date, Sponsor will prepare and deliver to Seller Representative (i) a statement calculating the Merger Consideration, including a calculation of Total Net Debt and Closing Net Working Capital, as of the Measurement Time, (ii) Sponsor’s calculations with respect to any proposed changes to the Pre-Closing Statement (the items described in clause (i) and this clause (ii) collectively, the “Closing Statement”), and (iii) underlying documentation supporting the calculations set forth in the Closing Statement reasonably sufficient for Seller Representative to validate Sponsor’s computations of the amounts set forth therein. For the avoidance of doubt, it is agreed that the Closing Statement will not include any purchase accounting or similar accounting adjustment arising by reason of the consummation of the Transactions. Sponsor will reasonably cooperate with Seller Representative in connection with its review of the Closing Statement or any dispute related thereto, including providing on a timely basis all other information reasonably necessary or useful in connection with the review of the Closing Statement as is reasonably requested by Seller Representative. From and after the Closing, until the determination of the Final Merger Consideration in connection with this Section 2.7, Parent, the Company and Seller Representative will permit reasonable access to the books, records (including work papers, schedules, memoranda and other documents), properties, premises, work papers, personnel and other information of Parent, the Company and its Subsidiaries to permit Sponsor to prepare the Closing Statement and reasonably cooperate with Sponsor in its preparation of the Closing Statement or with any disputed related thereto.

(d) Seller Representative must, within 30 days following its receipt of the Closing Statement, accept or reject the Closing Statement (or any calculation therein) submitted by Sponsor. If Seller Representative disagrees with the Closing Statement (or any calculation therein), Seller Representative must give written notice to Sponsor of such dispute and the reasons therefor within such 30-day period (which may include the non-receipt of information necessary to validate Sponsor’s calculations). Should Seller Representative fail to notify Sponsor of a dispute within such 30-day period, Seller Representative will be deemed to agree with Sponsor’s calculation. In the event there is a dispute, Sponsor and Seller Representative will attempt to reconcile their differences, and any resolution by them as to any disputed amounts will be final, binding and conclusive on all Parties and Sponsor. If Sponsor and Seller Representative are unable to reach a resolution with such effect within 30 days after the receipt by Sponsor of Seller Representative’s written notice of dispute, Sponsor and Seller Representative will submit the items remaining in dispute for resolution to Ernst & Young LLP or, if Ernst & Young LLP is unwilling or unable to serve, by a nationally recognized U.S. headquartered accounting firm mutually agreed upon by Sponsor and Seller Representative (such identified or selected firm, the “Independent Accountant”) ; provided, however, that, if and to the extent that the disputed items relate to the interpretation of the Parties’ legal rights or obligations under this Agreement or the Ancillary Agreements rather than financial or accounting matters, and the Independent Accountant requests in writing that those matters be determined for it, then unless Parent and Seller Representative otherwise agree, such disputed item or items will instead be resolved pursuant to Section 8.6(b) (with any dispute as to whether a disputed item is legal or financial- or accounting-related in nature to be resolved by the Independent Accountant). The Independent Accountant will act as an arbitrator, not an auditor, and Seller Representative and Sponsor will use Commercially Reasonable Efforts to cause the Independent Accountant to render its decision as to all matters in dispute (and only such matters) and the determination of the Merger Consideration within 30 days after such dispute is referred to the Independent Accountant. Within ten days after the Independent Accountant has been retained, Sponsor and Seller Representative will furnish, at their own expense, to the Independent

Accountant a written statement of their position with respect to each matter in dispute. Within five days after such ten-day period, Sponsor and Seller Representative may deliver to the Independent Accountant and to each other their response to the other’s position on each matter in dispute. With each submission, Sponsor and Seller Representative may also furnish the Independent Accountant such other information and documents as either of them deems relevant or such other information or documents as may be requested by the Independent Accountant. Sponsor and Seller Representative will give each other copies of any written submissions at the same time as they are submitted to the Independent Accountant. In making its determination, the Independent Accountant (i) will not have the power to modify or amend any term of this Agreement, (ii) will make its determination based solely on the information presented to it by Sponsor and Seller Representative and will not undertake any independent review, (iii) will be bound by the terms of this Agreement, including the Accounting Principles, and (iv) will not assign a value to any item higher than the highest value for such item claimed by Sponsor or Seller Representative or less than the lowest value claimed by either of them. The Company (on behalf of Seller Representative) will bear all costs and expenses reasonably incurred in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder will be borne by Sponsor, on the one hand, and the Company Shareholders, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted. The Company will pay such fees and expenses, but any such amounts to be borne by the Company Shareholders pursuant to the foregoing sentence will be treated as an increase to Total Net Debt, and any such amounts to be borne by Sponsor pursuant to the foregoing sentence will be treated as a deduct to Total Net Debt. For the avoidance of doubt, the calculation of Total Net Debt for purposes of determining Final Merger Consideration will be adjusted accordingly. This provision for resolution of any dispute will be specifically enforceable by the Parties (including Seller Representative) and Sponsor and the decision of the Independent Accountant in accordance with the provisions hereof will be final and binding with respect to the matters so resolved and there will be no right of appeal therefrom.

(e) The Closing Statement will be deemed final for the purposes of this Agreement upon the earliest of (i) the failure of Seller Representative to notify Sponsor of a dispute within 30 days after Sponsor’s delivery of the Closing Statement to Seller Representative, (ii) the resolution of all disputes, pursuant to Section 2.7(d), by Seller Representative and Sponsor, and (iii) the resolution of all disputes pursuant to Section 2.7(d) by the Independent Accountant, if applicable.

(f) Upon finalization of the Closing Statement and the Merger Consideration (as finalized, the “Final Merger Consideration”), the following adjustments will be made:

(i) If the Final Merger Consideration shown on the Closing Statement as so finally determined in accordance with Section 2.7 is greater than the Merger Consideration (the amount of such difference being the “Merger Consideration Surplus”), then Parent and Sponsor will cause the Exchange Agent to pay or cause to be paid, within three Business Days of the finalization of the Closing Statement to the Company Shareholders in accordance with the Company Shareholder Allocation Schedule, the Adjustment Escrow Deposit and Parent will pay the Merger Consideration Surplus to the Exchange Agent to be distributed in accordance with the Company Shareholder Allocation Schedule (such Merger Consideration Surplus to consist of one NV Parent Common Share for every $10 increment, and provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less, subject to Section 2.8(b)).

(ii) If the Final Merger Consideration shown on the Closing Statement as so finally determined in accordance with Section 2.7 is less than the Merger Consideration (the amount of such difference being the “Merger Consideration Deficit”), then Sponsor and the Surviving Company will cause the Exchange Agent to pay or cause to be paid, within three Business Days of the finalization of the Closing Statement, (A) to Sponsor such Merger Consideration Deficit (such Merger Consideration Deficit to consist of one NV Parent Common Share for every $10 increment, and provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less, subject to Section 2.8(b)) and (B) to the Company Shareholders the remaining Adjustment Escrow Deposit, if any, to be distributed in accordance with the Company Shareholder Allocation Schedule. To the extent the Merger Consideration Deficit exceeds the Adjustment Escrow Deposit, Parent will be entitled to redeem NV Parent Common Shares from the Company Shareholders pursuant to the terms of the Investor Rights Agreement.

2.8 Other Adjustments.

(a) If at any time during the period between the date of this Agreement and the Effective Time, and between the date of this Agreement and the calculation of the Final Merger Consideration, any change in the capitalization of Parent occurs as a result of any reclassification, recapitalization, split (including a reverse split) or combination, exchange or readjustment of interests, or any dividend or distribution is declared with a record date during such period, then the Merger Consideration and the Final Merger Consideration will be equitably adjusted to reflect such change.

(b) To the extent that (i) any fractional NV Parent Common Share would have been issued pursuant to Section 2.6(a) in the Merger but for the rounding-down mechanism specified in Section 2.6(a) and (ii) such fractional NV Parent Common Share, when combined with any fractional NV Parent Common Share which would be paid or released to the Company Shareholders pursuant to Section 2.7(f) but for the rounding-down mechanism in Section 2.7(f), yields a whole NV Parent Common Share, such whole NV Parent Common Share will also be paid or released to the applicable Company Shareholder in connection with any payments or releases contemplated by Section 2.7(f).

(c) In addition to the foregoing adjustments and the adjustments contemplated by Section 2.7, the Merger Consideration or the Final Merger Consideration (as applicable) will be subject to further downward adjustment pursuant to Section 5.23(b)(iii).

2.9 Contingent Payments.

(a) If at any point during the Earnout Period, (i) the closing share price per NV Parent Common Share on the NASDAQ or TSX is at or above $15 (but below $20) (the “First Target Price”) on 20 trading days out of 30 consecutive trading days on such stock exchange or (ii) Parent consummates a Change in Control, which will result in the shareholders of Parent having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $15 (but below $20) per share, Parent will issue an aggregate of 50% of the Earnout Shares to the Company Shareholders in accordance with the Company Shareholder Allocation Schedule, provided that any issuance pursuant to Section 2.9(a)(ii) will be no later than immediately prior to the closing of such Change in Control.

(b) If at any point during the Earnout Period, (i) the closing share price per NV Parent Common Share on the NASDAQ or TSX is at or above $20 (the “Second Target Price,” and together with the First Target Price, the “Target Prices”) on 20 trading days out of 30 consecutive trading days on such stock exchange or (ii) Parent consummates a Change in Control, which results in the shareholders of Parent having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $20 per share, Parent will issue (A) to the extent the event set forth in Section 2.9(a) has not previously occurred and no Earnout Shares have previously been issued thereunder, an aggregate of 100% of the Earnout Shares and (B) to the extent the event set forth in Section 2.9(a) has previously occurred, and Earnout Shares were previously issued thereunder, an aggregate of 50% of the Earnout Shares, in each case to the Company Shareholders in accordance with the Company Shareholder Allocation Schedule, provided that any issuance pursuant to Section 2.9(b)(ii) will be no later than immediately prior to the closing of such Change in Control.

(c) For the avoidance of doubt, in no event will the Company Shareholders be entitled to receive, in the aggregate, NV Parent Common Shares in excess of the Earnout Shares pursuant to this Section 2.9.

(d) The Earnout Shares and Target Prices will be adjusted appropriately to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into NV Parent Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the NV Parent Common Shares, occurring on or after the date hereof and prior to the time any such Earnout Shares are delivered to the Company Shareholders. It is the intent of the Parties that such adjustments will be made in order to provide to the Company Shareholders the same economic effect as contemplated by this Agreement as if no change with respect to the NV Parent Common Shares had occurred.

(e) Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 2.9(a) or Section 2.9(b), Parent will have no further obligations pursuant to this Section 2.9.

2.10 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding Company Share held by a Company Shareholder that is entitled to demand appraisal pursuant to Section 1300 of the CGCL who has not voted in favor of the Merger, consented thereto in writing or contractually waived its rights to appraisal (including by executing and delivering a Letter of Transmittal) and who has properly demanded appraisal for such shares in accordance with all of the relevant provisions of Section 1300 of the CGCL (each such share a “Dissenting Share”), will not be converted into or represent a right to receive payments under this Article II. Holders of Dissenting Shares will be entitled only to such rights as are granted by the applicable provisions of the CGCL. The Company will give Parent (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments served pursuant to the CGCL and received by the Company and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the CGCL. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demand for appraisal or settle or offer to settle any such demand.

2.11 Tax Treatment.

(a) The Domestication will be treated as a reorganization described in Section 368(a)(1)(F) of the Code, and the Merger is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code (the “Intended Tax Treatment”). The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations. None of the Parties or their respective Affiliates will knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. The Parties will (i) file and retain such information as will be required under Section 1.368-3 of the United States Treasury Regulations and (ii) file all Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law. Each of the Parties agrees to use its respective Commercially Reasonable Efforts to promptly notify the other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity.

(b) In the event that the Transactions would reasonably be likely to fail to qualify for the Intended Tax Treatment, the Parties agree (i) to cooperate in good faith to explore such modifications to the structure or alternative structures as would permit the Transactions to qualify for the Intended Tax Treatment and (ii) to the extent the Parties agree to pursue any such modification or alternative structure in the exercise of their reasonable discretion, the Parties will enter into an appropriate amendment to this Agreement to reflect such modification or alternative structure; provided, however, that any actions taken pursuant to this Section 2.11(b) will not (A) prevent, delay or impede the Closing or (B) impose any unreimbursed cost on any Party without the consent of such Party.

2.12 Withholding. Notwithstanding any provision contained herein to the contrary, Parent will be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law. If Parent so withholds amounts and remits such amounts to the applicable Governmental Entity, such amounts so withheld and remitted will be treated for all purposes of this Agreement as having been paid to such Person. If Parent determines that any deduction or withholding is required for payments other than amounts treated as compensation, Parent will provide such Person from whom it intends to effect such withholding written notice of its intention to deduct or withhold such amounts prior to the applicable payment and cooperate in good faith with any reasonable request (which does not cause any unnecessary delay in payments) by such Person to mitigate any such requirement to the extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter (which qualifies (a) the numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants as to which its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants as of the date hereof as set forth below:

3.1 Organization, Good Standing and Qualification. The Company and each of its Subsidiaries (a) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of its state of formation, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where the failure of the Company or any of its Subsidiaries to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the organizational documents of the Company and each of its Subsidiaries, each as amended through the date of this Agreement, and each such document as so made available is in full force and effect on the date of this Agreement.

3.2 Capital Structure.

(a) Section 3.2(a) of the Company Disclosure Letter sets forth a list of (i) all of the authorized shares of capital stock of the Company, including with respect to any class or series thereof (collectively, the “Company Shares”), (ii) the number of issued and outstanding Company Shares of each such class or series, and (iii) the holders of such Company Shares, in each case, as of the date hereof. All of the outstanding Company shares are duly authorized, validly issued and outstanding in compliance with applicable Law, are fully paid and non-assessable, and are not subject to any Liens.

(b) Except as set forth on Section 3.2(b) of the Company Disclosure Letter, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any Company Shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding Company Shares or any securities convertible into or exchangeable for any Company Shares, (iii) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company Shareholders may vote, are issued or outstanding, (iv) preemptive or similar rights to purchase or otherwise acquire Company Shares pursuant to any provision of Law, the Company’s organizational documents or any Contract to which the Company is a party, or (v) any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement with respect to the sale or voting of the Company Shares.

(c) No employee or other Person has a Contract that contemplates a grant of, or right to purchase or receive (i) options, restricted stock unit awards or other equity awards with respect to the equity of the Company or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement.

(d) Since January 1, 2020, the Company has not declared or paid any dividend or distribution in respect of the Company Shares, has not issued, sold, repurchased, redeemed or otherwise acquired any Company Shares and the Company Board has not authorized any of the foregoing.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth each Subsidiary of the Company and any other Person in which the Company or any Subsidiary thereof holds any debt or equity securities (other than marketable securities which would be classified as cash equivalents under GAAP) and includes (i) the number and type of securities held by the Company or such Subsidiary (as applicable) and (ii) the names of any other holders of securities of such Subsidiaries or Persons and types of securities held thereby.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth all Indebtedness of the Company and its Subsidiaries (other than Company Transaction Expenses) as of the date hereof. The Company and its Subsidiaries are not in default under or in respect of any such Indebtedness.

3.3 Authority; Approvals. The Company has the requisite power and authority and has taken all action required by Law, its organizational documents or otherwise necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Transactions, subject to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The affirmative vote or written consent of holders of a majority of the outstanding shares of (a) the Company’s Series A stock and (b) the Company’s Series B stock, each present in person or represented by proxy at a meeting of the Company’s stockholders at which a quorum is present, is the only vote or consent of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Merger and the other Transactions (the “Company Shareholder Approval”).

3.4 Governmental Filings; No Violations.

(a) Except (i) as set forth on Section 3.4(a) of the Company Disclosure Letter, (ii) for compliance with and notice filings under, applicable state and local Laws relating to permits for the production and sale of alcoholic beverages (other than the Key ABC Licenses), (iii) for pre-approvals relating to the Key ABC Licenses (clauses (ii) and (iii) collectively, the “Company ABC Filings”), and (iv) for compliance with, and filings under, the HSR Act, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger or other Transactions, except those that the failure to make or obtain, as the case may be, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract binding upon the Company or any of its Subsidiaries or under any Law to which the Company or any of its Subsidiaries is subject (assuming any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act will have expired or been terminated), or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

3.5 SEC Filings. The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act, and the Company is not required to file reports pursuant to Sections 13(a) or 15(d) of the U.S. Exchange Act.

3.6 Financial Statements; Liabilities.

(a) Attached hereto as Section 3.6(a) of the Company Disclosure Letter are true, complete and correct copies of, (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2019, December 31, 2018 and December 31, 2017, and the related statements of operations, changes in shareholders’ equity and cash flows for the six months ended June 30, 2019 and the years ended December 31, 2018 and December 31, 2017, including the notes thereto (collectively, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2020 and the related statements of operations, changes in shareholders’ equity and cash flows for the 12-month period then ended and the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the related statements of operations, changes in shareholders’ equity and cash flows for the six-month period then ended (collectively, the “Interim Financial Statements”) and, together with the Audited Financial Statements, the “Company Financial Statements”).

(b) The Company Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). The Company Financial Statements are true, complete and correct in all material respects and fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company and its Subsidiaries for the periods reflected therein, subject, in the case of the Interim Financial Statements, to normal and year-end adjustments as permitted by GAAP.

(c) Except as otherwise noted therein, the Company Financial Statements (i) were prepared from the books and records of the Company and (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the financial condition of the Company and its Subsidiaries as of their dates. The Company has delivered to Parent true, complete and correct copies of all “management letters” received by it from its accountants and all responses by lawyers engaged by the Company to inquiries from its accountant or any predecessor accountants since January 1, 2018. Since January 1, 2021 (the “Company Balance Sheet Date”), except as required by applicable Law or GAAP, there has been no material change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

3.7 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date, except for events giving rise to, or contemplated by, this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

(b) Since the Company Balance Sheet Date, there has not been any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries has taken any action that would breach Section 5.1 if such Section applied to it since the Company Balance Sheet Date.

(c) Except as set forth on Section 3.7(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any grant or other financial support, financial benefits or relief from any Governmental Entity, including pursuant to any COVID-19 Law programs or under any COVID-19 Law.

3.8 Compliance with Law.

(a) The Company is, and at all times since January 1, 2018 has been, in material compliance with all material Laws applicable to the Company and each of its Subsidiaries, including Laws applicable to labelling or marketing Company products (“Labeling/Marketing Requirements”). There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Company (except Orders of general applicability not specific to the Company or its Subsidiaries).

(b) The Company and its Subsidiaries (i) hold all governmental licenses, authorizations, permits, consents, approvals, variances, registrations, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries in all material respects as currently conducted (the “Company Permits”), (ii) is in material compliance with the terms of any material Company Permits, and since January 1, 2018, there has occurred no material violation of default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of (with or without notice or lapse of time or both) any material Company Permit, and (iii) has not experienced an event that would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit which, when considered with any revocations, cancellations, non-renewals or adverse modifications of any Company Permit, would be material to the business of the Company and the Subsidiaries taken as a whole.

(c) There are no judgments, Orders or decrees binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing the conduct of business of the Company or any of its Subsidiaries as currently conducted (including following the Transactions) in any material respect other than Orders, decrees, quarantines, shelter-in-place orders and workplace shutdowns relating to COVID-19 (which are not specific to the Company).

(d) Except for ordinary course inquiries by Governmental Entities, no Governmental Entity has alleged or threatened in writing to allege or, to the Company’s Knowledge, is otherwise threatening to allege, non-compliance with any applicable legal requirement or registration in respect of the products of the Company or any of its Subsidiaries, including any Labelling/Marketing Requirements.

(e) Since January 1, 2018, the Company and its Subsidiaries have engaged in testing of their products with sufficient regularity to ensure material compliance with applicable Law, including any applicable Labelling/Marketing Requirements.

(f) Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity alleging a defect or claim in respect of any products supplied or sold by the Company or any of its Subsidiaries and, to the Company’s Knowledge, there are no circumstances that would give rise to any recalls or customer communications that are required to be made by the Company or any of its Subsidiaries in respect of any products supplied by the Company or any of its Subsidiaries.

(g) The products of the Company and its Subsidiaries are manufactured, tested, packaged and labeled at facilities which are in compliance in all material respects with applicable Laws applicable to such products, including any applicable Labelling/Marketing Requirements.

(h) Since January 1, 2018, all product research and development activities, including quality control, testing and research, conducted by the Company and its Subsidiaries is being conducted in compliance, in all material respects, with all industry and laboratory safety standards applicable to the current business of the Company and its Subsidiaries.

(i) To the Company’s Knowledge (with only such inquiry as may be required by applicable Laws), since January 1, 2018, all supply and production partners have obtained and are in compliance with all authorizations required by the jurisdictions in which they operate to permit them to conduct their business as currently conducted with respect to the business of the Company and its Subsidiaries.

(j) None of the Company, any Subsidiary of the Company, or any director or executive officer of any of them, or, to the Company’s Knowledge, any other officer, employee, agent or other Representative of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated any provision of any Anti-Bribery Law, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

3.9 Litigation. Except as set forth on Section 3.9 of the Company Disclosure Letter, there are currently, and since January 1, 2018 there have been, no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or related to the Key Trademarks and the Names. Neither the Company nor any of its properties or assets is subject to any judgments, Orders or decrees (except Orders of general applicability not specific to the Company or its Subsidiaries).

3.10 Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter lists all Company Benefit Plans.

(b) Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries considered as a whole:

(i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and in each case the regulations thereunder;

(ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan;

(iii) with respect to each Company Benefit Plan that is subject to Title IV of ERISA, the present value of the accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared for such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Company Benefit Plan allocable to such accrued benefits;

(iv) other than as set forth on Section 3.10(b)(iv) of the Company Disclosure Letter, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), or (C) severance benefits that do not exceed three years following termination of employment;

(v) all contributions or other amounts payable by the Company or any of its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP;

(vi) neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries would be reasonably likely to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code;

(vii) there are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which would individually or in the aggregate reasonably be expected to result in any material liability of the Company or any of its Subsidiaries;

(viii) other than as set forth on Section 3.10(b)(viii) of the Company Disclosure Letter, no Company Benefit Plan exists that would result in the payment to any Company Employee of any money or other property or accelerate or provide any other rights or benefits to any Company Employee as a result of the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event); and

(ix) there is no Company Benefit Plan that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

3.11 Environmental Matters. (a) Each of the Company and each of its Subsidiaries is, and at all times since January 1, 2015 has been, in compliance in all material respects with all applicable Environmental Laws, (b) none of the properties owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Materials as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, (c) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses or any of its properties or assets, (d) there have been no Releases of any Hazardous Material at, onto, or from any properties presently or formerly owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, and (e) none of the Company, any of its Subsidiaries or any of its or their properties is subject to any liabilities relating to any Action, settlement, court order, administrative order, regulatory requirement, judgment, notice of violation or written claim asserted or arising under any Environmental Law (except Orders of general applicability not specific to the Company or its Subsidiaries).

3.12 Taxes. The Company and its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by them and all such filed Tax Returns are true, complete and correct in all material respects, and has paid all material Taxes that are required to be paid (whether or not shown on any Tax Return), except with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP. There are no pending or, to the Knowledge of the Company and its Subsidiaries, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters owed or claimed to be owed by the Company, and there are no Liens for Taxes on any of the assets of the Company and its Subsidiaries other than Permitted Liens. No Person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of the Company or its Subsidiaries or any affiliated, combined or unitary group of which the Company is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law). The Company and its Subsidiaries have not entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with the Company’s Tax Returns), and the Company and its Subsidiaries have timely withheld and timely remitted to the appropriate Taxing authority all material Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. The Company is not and has not been a United States real property holding corporation under Section 897 of the Code.

3.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is party to any collective bargaining Contract with any labor organization, works council, trade union or other employee representative with respect to any of its employees. To the Knowledge of the Company, there are no (and since January 1, 2018 there has not been any) ongoing or threatened union organization or decertification activities or proceedings relating to any employees of the Company or any of its Subsidiaries, and no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union or other employee representative.

(b) There is no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage or other material labor disputes against or involving the Company that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(c) There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such matters as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(d) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices.

3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter contains a list of all Inbound Licenses and all Outbound Licenses which are material to the business of the Company and the Subsidiaries, taken as a whole (in each case, excluding any shrink-wrap, click-wrap or other standard non-negotiated agreements and non-exclusive licenses granted by or to any customers, suppliers, end-users or distributors in the ordinary course of business consistent with past practice). Except as would not reasonably be expected to be individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries owns, has a valid Inbound License related to or otherwise possesses legally enforceable rights to use, free and clear of all material Liens, all Company-Owned IP. The Company is the sole owner of the Key Trademarks or has an exclusive inbound license to use them as presently being used.

(b) Except as would not reasonably be expected to be individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries exclusively owns all right, title and interest in and to all Company-Owned IP which is material to the business of the Company and the Subsidiaries, taken as a whole, free and clear of all liens, except Permitted Liens. Section 3.14(b) of the Company Disclosure Letter sets forth the Key Trademarks. All Key Trademarks are valid, subsisting, enforceable, and in full force and effect. There are no pending, or to Company’s Knowledge threatened, Actions challenging the validity, enforceability, registrability or ownership of Key Trademarks.

(c) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise make unauthorized use of any Intellectual Property rights of any Person. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received a written communication from any third party related to the Intellectual Property rights of any Person or any Company-Owned IP or otherwise asserting that the Company or any of its Subsidiaries is or will be obligated to take a license under any intellectual property owned by any third party in order to continue to conduct its business as currently conducted. The Company and its Subsidiaries have taken commercially reasonable actions in accordance with normal industry practice to create, protect, maintain and preserve the Company-Owned IP.

(d) All Company-Owned IP was created by (i) employees or consultants of the Company or one or more of its Subsidiaries acting within the scope of their employment or consulting relationship who have validly and irrevocably assigned all of their rights, including intellectual property rights therein, to the Company or one or more of its Subsidiaries or (ii) other Persons who have validly assigned their assignable rights therein, including intellectual property rights, to the Company or one or more of its Subsidiaries. Each current and former employee, officer and consultant of the Company and its Subsidiaries who is involved in the creation of any material Company-Owned IP has executed a form of proprietary information and/or inventions agreement or similar agreement. To the Knowledge of the Company, no current or former employees, officers or consultants are or were in violation thereof, and the Company will take Commercially Reasonable Efforts to prevent any such violation prior to Closing.

(e) Section 3.14(e) of the Company Disclosure Letter lists all Intellectual Property under which the Company or any of its Subsidiaries markets any product which accounts for 5% or more of the consolidated net revenues of Company and its Subsidiaries, taken as a whole (collectively, the “Names”), including any material license or other Contract related thereto. The Company or one of its Subsidiaries owns outright or has a valid right to use all Names and the use or proposed use of any such Names does not violate the rights of any other Person or any Contract to which the Company or any of its Subsidiaries is a party. To the Knowledge of the Company, no Person is infringing, violating, misappropriating or diluting any Name in any material respect, and the Company has at all times taken Commercially Reasonable Efforts to prevent such Names from infringement, violation, misappropriation or dilution.

3.15 Insurance. Each of the insurance policies programs and arrangements relating to the current conduct of the business of the Company and its Subsidiaries (the “Insurance Arrangements”) is in full force and effect. All premiums due and payable under such Insurance Arrangements have been paid when due and the Company and its Subsidiaries are otherwise in material compliance with the terms thereof.

3.16 Properties.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all real property owned by the Company and its Subsidiaries (the “Owned Real Property”). The Company and its Subsidiaries have good and marketable title to all Owned Real Property and none of the Owned Real Property is subject to any Lien, except for Permitted Liens.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all real property leased by the Company or its Subsidiaries (each, a “Leased Real Property” and collectively, the “Leased Real Properties”). The Company has made available to Parent true, complete and correct copies of all leases relating to the Leased Real Properties (“Company Leases”). No Person other than the Company or any of its Subsidiaries has any option or right to terminate any of the Company Leases other than as expressly set forth in such Company Leases. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than the Company or its Subsidiaries. With respect to the Leased Real Properties, the Company and each of its Subsidiaries is in material compliance with such leases and holds a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. As of the date hereof, all required deposits and additional rents due to date regarding each Leased Real Property have been paid in full.

(c) The Company and each of its Subsidiaries owns good, valid and marketable title, or holds a valid and enforceable leasehold interest, as applicable, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible assets.

3.17 Material Contracts.

(a) As used herein, “Company Material Contracts” means all Contracts that would be required to be filed as exhibits to an annual report on Form 10-K for the fiscal year ending December 31, 2020 or a quarterly report on Form 10-Q for any completed quarter in 2020 if the Company had been subject to these requirements or filed as exhibits thereto during such periods and the following additional Contracts to which the Company or any of its Subsidiaries is a party or bound (excluding Company Leases and Company Benefit Plans):

(i) Contracts involving the performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, as to which any Major Supplier or Major Customer is a counterparty;

(ii) each Contract that (A) grants any exclusive rights to any third party, including any exclusive supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the Transactions, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company-Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s requirements from any third party, or (D) contains a “most favored nation” or similar provision, except in each case for such rights and provisions that are not material to the Company and its Subsidiaries taken as a whole;

(iii) notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, loan agreements or other contracts or commitments for the borrowing or lending of money (including loans to or from officers, directors, the Company Shareholders or any members of their immediate families), or agreements or arrangements for a line of credit (or guarantees of any of the foregoing);

(iv) Contracts for any capital expenditure in excess of $2,000,000;

(v) Contracts pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or its Subsidiaries, other than any Permitted Liens;

(vi) Contracts under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise), except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business consistent with past practice;

(vii) Contracts entered into since January 1, 2019 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries that has any continuing obligations, liabilities or restrictions;

(viii) Contracts relating to Affiliate Transactions;

(ix) Contracts with Governmental Entities;

(x) Contracts for the consignment of goods (other than of inventory, in the ordinary course of business consistent with past practice pursuant to Contracts that have been made available to Parent);

(xi) Contracts involving any joint venture, partnership or strategic alliance or otherwise involving a sharing of profits, losses, costs or liabilities with any other Person;

(xii) collective bargaining or union Contracts (or other similar Contracts);

(xiii) Contracts for hedging arrangements; and

(xiv) Contracts limiting or restraining the Company or any of its Subsidiaries from (A) engaging or competing in any lines of business with any Person or (B) employing or soliciting for employment any Person (other than Contracts entered into in the ordinary course of business consistent with past practice that do not, and would not reasonably be expected to, materially impair the operation of the business of the Company and its Subsidiaries as currently operated and currently contemplated to be operated).

other than, in each of the foregoing clauses (i) through (xiv), Contracts that are terminable by the Company or one of its Subsidiaries, as applicable, on less than 90 days’ notice without penalty.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Company Material Contracts. The Company has provided Parent a true, complete and correct copy of each such Company Material Contract.

(c) Neither the Company nor any of its Subsidiaries is in breach of or default under (nor to the Knowledge of the Company does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) the terms of any Company Material Contract. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, in each case, subject to the Bankruptcy and Equity Exception, and is in full force and effect.

3.18 Customers and Suppliers. Section 3.18 of the Company Disclosure Letter lists: (a) all customers (determined combining revenues arising from sale to each customer and its Affiliates, taken as a whole) of the Company and its Subsidiaries who accounted for 5% or more of the consolidated net revenues of Company and its Subsidiaries, taken as a whole, for the Company’s fiscal years ended December 31, 2018 and June 30, 2020 (each, a “Major Customer”) and all suppliers of the Company and its Subsidiaries which provided goods or services for which they invoiced the Company and its Subsidiaries more than $5,000,000 (determined on the basis of aggregate costs incurred by the Company and its Subsidiaries) during 2019 or 2020 (each, a “Major Supplier”). Neither the Company nor any of its Subsidiaries has received any written notice from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries nor did reasonably expected level of sales to Major Customers (individually or in the aggregate) materially decline in 2021.

3.19 Inventory. All inventory of the Company and its Subsidiaries, including such inventories located at distribution centers and other offsite locations (collectively, the “Inventory”), are of good and merchantable quality, fit for the purpose for which such Inventory was intended and saleable and usable in the ordinary course of the Company’s business, subject to the reserve therefor in the Company Financial Statements. The Inventory, taken as a whole, is in a quantity sufficient and reasonable for the operation of the Company’s business in the ordinary course consistent with past practice.

3.20 Brokers and Finders. Except as set forth on Section 3.20 of the Company Disclosure Letter, the Company has not employed any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

3.21 Related-Party Transactions. Section 3.21 of the Company Disclosure Letter sets forth a true, complete and correct list of the following (each such arrangement, an “Affiliate Transaction”): (a) each Contract entered into since January 1, 2018 between the Company or any of its Subsidiaries, on the one hand, and any current Affiliate of the Company or any of its Subsidiaries on the other hand and (b) all Indebtedness (for monies actually borrowed or lent and expressly excluding payroll advances or other advances consistent with past custom and practice made to employees, officers, directors or managers for travel, entertainment or other reimbursable expenses incurred in the ordinary course of business consistent with past practice in type and amount) owed to the Company or its Subsidiaries since January 1, 2018 by any current Affiliate or employee of the Company or any of its Subsidiaries. No current or former Affiliate of the Company or any of its Subsidiaries is a guarantor or is otherwise liable for any liability (including Indebtedness) of the Company or any of its Subsidiaries. None of the Company Shareholders nor any of their Affiliates directly own or have any rights in or to any of the assets, properties or rights used by the Company or any of its Subsidiaries.

3.22 Form S-4 and OSC Prospectus. All information and statements provided by the Company for inclusion in each of the Form S-4 and the preliminary and final OSC Prospectus, will be at the date the information and statements are provided, and will be at the proposed date of filing of each of the Form S-4 and the preliminary and final OSC Prospectus, true, complete and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company as required by securities Laws and no material fact or information will have been omitted from such disclosure which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they are made.

3.23 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent or Merger Sub and the Company has not relied on, and expressly disclaims, any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Public Disclosure Record, Parent and Merger Sub, jointly and severally, represent and warrant as of the date hereof as set forth below:

4.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity (a) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of its jurisdiction of formation, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where the failure of Parent or Merger Sub to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of the certificate of incorporation and bylaws of Merger Sub, each as amended through the date of this Agreement, and each as so made available is in full force and effect.

4.2 Capital Structure.

(a) As of the date hereof and as of the date immediately preceding the Domestication and other Transactions, the authorized share capital of Parent consists of an unlimited number of Class A Restricted Voting Shares, Founder’s Shares, common shares expected to be issued and outstanding at the time of the closing of a Qualifying Acquisition and proportionate voting shares in the capital of Parent expected to be issued and outstanding at the time of the closing of a Qualifying Acquisition. As of the date hereof and as of the date immediately preceding the Domestication and other Transactions, the issued and outstanding share capital of Parent consists of: (i) 9,000,000 Founder’s Shares and (ii) 36,000,000 Class A Restricted Voting Shares. All of the outstanding Founder’s Shares and Class A Restricted Voting Shares are duly authorized, validly issued and outstanding in compliance with applicable Law and are fully paid and non-assessable.

(b) As of the date hereof and as of the date immediately preceding the Domestication and other Transactions, except for the Founder’s Warrants and the Parent Public Warrants, and other than as disclosed in the Public Disclosure Record, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which Parent is or may become obligated to issue or sell any securities, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire outstanding Founder’s Shares or Class A Restricted Voting Shares or any securities convertible into or exchangeable for the foregoing, (iii) bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Parent Shareholders may vote, are issued or outstanding, (iv) preemptive or similar rights to purchase or otherwise acquire Founder’s Shares or Class A Restricted Voting Shares, or (v) any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement with respect to the sale or voting of the Founder’s Shares and the Class A Restricted Voting Shares.

(c) Other than Merger Sub, Parent does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any other Person.

4.3 Authority. The Parent Board, at a meeting duly called and held, and the board of directors of Merger Sub, by resolutions duly adopted by unanimous written consent, have approved this Agreement, the Merger and other Transactions. Each of Parent and Merger Sub has the requisite power and authority and has taken all action required by Law, its organizational documents or otherwise necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Transactions, subject to obtaining the Parent Shareholder Approval and subject to obtaining approvals of TSX, OSC and other applicable Canadian securities regulators. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, is enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The only votes or consents of the holders of any class or series of capital stock or other securities of Parent necessary to adopt this Agreement and approve the Merger and the other Transactions (the “Parent Shareholder Approval”) are (a) with respect to the Domestication, the affirmative vote of two-thirds of the votes cast by holders of the Parent Shares present in person or represented by proxy at a meeting of Parent Shareholders at which a quorum is present, and (b) with respect to the Transactions, to the extent the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ prior to the Closing, the affirmative vote of a majority of the votes cast by holders of the Parent Shares present in person or represented by proxy at a meeting of Parent Shareholders at which a quorum is present.

4.4 Governmental Filings; No Violations; Etc.

(a) Except for (i) compliance with, and filings under, the HSR Act and other applicable Antitrust Laws, (ii) compliance with the applicable requirements of the TSX, OSC and other applicable Canadian securities regulators (collectively including the OSC, the “CSA”), NASDAQ and the SEC, and (iii) filings to be made, or actions to be taken, in connection with the Company ABC Filings, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the Merger or the other Transactions, except those that the failure to make or obtain, as the case may be, would not reasonable be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of Parent or Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to any Contract binding upon Parent or Merger Sub or under any Law to which Parent or Merger Sub is subject (assuming any waiting period (and any extension thereof) applicable to the consummation of the Transactions under applicable Antitrust Laws, including the HSR Act, will have expired or been terminated and compliance with the applicable requirements of the CSA, NASDAQ and the SEC), or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or Merger Sub, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Litigation; Orders; Permits. There are no Actions pending or, to the Knowledge of Parent, threatened in writing, against Parent or Merger Sub, or any director or officer of any of the foregoing (a) would reasonably be expected to have a Parent Material Adverse Effect or (b) that seeks to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, the Merger or any of the other Transactions. There is no material Action that Parent has pending against any other Person. Parent is not subject to any material Orders of any Governmental Entity (except Orders of general applicability not specific to Parent or its Subsidiaries), nor are any such Orders pending. Parent and Merger Sub (i) hold all governmental licenses, authorizations, permits, consents, approvals, variances, registrations, exemptions and orders necessary for the operation of the businesses of Parent and Merger Sub in all material respects as currently conducted (the “Parent Permits”), all of which are in full force and effect, except where the failure to hold such Parent Permit or for such Parent Permit to be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect.

4.6 Reporting Issuer Status and Securities Laws Matters.

(a) Parent is a “reporting issuer” within the meaning of applicable securities Laws in each of the provinces and territories of Canada (other than Quebec) and is not on the list of reporting issuers in default, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Parent, and Parent is not in default of any material provision of applicable securities Laws or the rules or regulations of the TSX. Trading in Parent Shares on the TSX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened. No inquiry, review or investigation (formal or informal) of Parent by any securities commission or similar regulatory authority under applicable securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. Parent has not taken any action to cease to be a reporting issuer in any province or territory of Canada (other than Quebec) nor has Parent received notification from any securities commission or similar regulatory authority, seeking to revoke the reporting issuer status of Parent. The documents and information comprising the Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable securities Laws and, where applicable, the rules and policies of the TSX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has not filed any confidential material change report that at the date hereof remains confidential.

(b) Parent has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the CSA under applicable securities Laws in each of the provinces and territories of Canada (other than Quebec) which are all available on SEDAR and with the SEC under the U.S. Securities Act or the U.S. Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and prior to the Closing. Except to the extent available through the Public Disclosure Record, Parent has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Parent’s registration statement on Form 40-F filed with the SEC on November 27, 2020 and (ii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Parent with the SEC since the beginning of the first fiscal year filed on SEDAR (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i) and (ii) above, whether or not available through EDGAR, being, collectively, the “SEC Reports”). The SEC Reports were prepared in all material respects in accordance with the requirements of the U.S. Securities Act and the U.S. Exchange Act, as the case may be, and the rules and regulations thereunder. As used in this Section 4.6(b), the term “file” will be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) Class A Restricted Voting Shares and Parent Warrants are listed on the TSX, (B) Parent has not received any written deficiency notice from the TSX relating to the continued listing requirements of such Parent securities, (C) there is no Action pending or, to the Knowledge of Parent, threatened against Parent by any Governmental Entity with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Parent securities on the TSX, and (D) such Parent securities are in compliance with all of the applicable corporate governance rules of the TSX.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Public Disclosure Record (other than such comment letters a copy of which has been provided to the Company prior to the date hereof) and neither Parent nor any of the Public Disclosure Record is, to the Knowledge of Parent, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX.

(d) The Parent Shares are registered pursuant to Section 12 of the U.S. Exchange Act, and Parent is required to file reports pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. Parent has applied for listing the Class A Restricted Voting Shares and the Parent Warrants as Nasdaq Global Market securities within the meaning of NASDAQ Rule 5005(a)(27). Parent is (i) a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and (ii) is not and upon closing of the Merger will not be required to be registered as an investment company under the U.S. Investment Company Act. There is no legal Proceeding pending or, to the Knowledge of Parent, threatened against Parent by the SEC with respect to deregistration of the Parent Shares under the U.S. Exchange Act. Neither Parent nor any of its Representatives has taken any action that is designed to terminate the registration of Parent Shares under the U.S. Exchange Act. The documents and information comprising the Public Disclosure Record,

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as at the respective dates that they were filed, were in compliance in all material respects with applicable securities Laws and, where applicable, the rules and policies of NASDAQ and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has not made any filing with the SEC that at the date hereof remains confidential.

(e) The Parent financial statements and notes of Parent contained or incorporated by reference in the Public Disclosure Record (the “Parent Financials”) fairly present in all material respects the financial position, results of operations and changes in financial position of Parent at the respective dates of and for the periods referred to in such financial statements, all prepared in accordance with (i) IFRS consistently applied and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by IFRS or Regulation S-X or Regulation S-K, as applicable).

(f) Except as and to the extent reflected or reserved against in the Parent Financials, Parent has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with IFRS that are not adequately reflected or reserved on or provided for in Parent Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with IFRS that have been incurred since Parent’s formation in the ordinary course of business.

4.7 Absence of Certain Changes. As of the date of this Agreement, Parent has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial business combination as described in the Final IPO Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2019, not been subject to a Parent Material Adverse Effect.

4.8 Compliance with Laws. Parent is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Parent Material Adverse Effect, and Parent has not received written notice alleging any violation of applicable Law in any material respect by Parent except for such allegations which, if taken as true, would not reasonably be expected to have a Parent Material Adverse Effect.

4.9 Business Activities.

(a) Parent does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Parent does not own or lease any material real property or material personal property.

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(b) Merger Sub has never conducted any business and has no employees, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. Parent owns, directly or indirectly, beneficially and of record, all the outstanding shares of capital stock of Merger Sub, free and clear of all Liens.

(c) Other than any officers as described in the Public Disclosure Record and consultants and advisors in the ordinary course of business, Parent and Merger Sub have never employed any employees or retained any contractors.

(d) Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the BCAC Escrow, neither Parent nor Merger Sub has any unsatisfied material liability with respect to any officer or director.

(e) Parent and Merger Sub have never, and do not currently, maintain, sponsor, or contribute to or have any liability pursuant to any plan, program or arrangement that would fall under the definition of “Company Benefit Plan” determined as if such definition referenced Parent instead of the Company.

(f) Except as set forth on Annex 4.12, neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) from Parent or Merger Sub becoming due to any director, officer or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit.

4.10 Judgments, Orders or Decrees.

(a) There are no judgments, Orders or decrees binding upon Parent or Merger Sub that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing the conduct of business of Parent or Merger Sub as currently conducted (including following the Transactions) in any material respect other than Orders, decrees, quarantines, shelter-in-place orders and workplace shutdowns relating to COVID-19 (which are not specific to Parent).

(b) Except for ordinary course inquiries by Governmental Entities, no Governmental Entity has alleged or threatened in writing to allege or, to Parent’s Knowledge, is otherwise threatening to allege, non-compliance with any applicable Law.

(c) None of Parent or Merger Sub, or any director or executive officer of any of them, or, to Parent’s Knowledge, any other officer, employee, agent or other Representative of Parent or Merger Sub, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated any provision of any Anti-Bribery Law, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

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4.11 Taxes and Returns.

(a) Parent and Merger Sub have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by them and all such filed Tax Returns are true, complete and correct in all material respects, and has paid all material Taxes that are required to be paid (whether or not shown on any Tax Return), except with respect to matters contested in good faith or for which adequate reserves have been established in accordance with IFRS. There are no pending or, to the Knowledge of Parent, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters owed or claimed to be owed by Parent, and there are no Liens for Taxes on any of the assets of Parent and Merger Sub other than Permitted Liens. No Person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of Parent or Merger Sub or any affiliated, combined or unitary group of which Parent is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law). Parent and Merger Sub have not entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with Parent’s Tax Returns), and Parent and Merger Sub have timely withheld and timely remitted to the appropriate Taxing authority all material Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Parent is not and has not been a United States real property holding corporation under Section 897 of the Code.

(b) Since the date of its formation, Parent has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in applicable Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

4.12 Transactions with Affiliates. There are no arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between Parent and any (a) present or former director, officer or employee or Affiliate of Parent, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than 5% of Parent’s outstanding capital stock as of the date hereof other than (i) payment of $10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into by Parent with Sponsor and (ii) payments set forth on Annex 4.12.

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4.13 Merger Consideration. All NV Parent Common Shares to be issued and delivered to the Company Shareholders as Merger Consideration in accordance with Article I will be, upon issuance and delivery of such Parent Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from or under applicable securities Laws, this Agreement or any Ancillary Agreement, and any Liens incurred by, or Contracts entered into by or otherwise binding on, any Company Shareholder, and the issuance and sale of such NV Parent Common Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal, other than any such rights related to any Contracts entered into by or otherwise binding on any Company Shareholder.

4.14 Information in the Form S-4 and OSC Prospectus. Neither the Form S-4 nor the OSC Prospectus (and any amendment thereof or supplement thereto) will, when filed with the CSA or SEC, as applicable, or at the time of distribution or dissemination thereof to the Parent Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives in writing expressly for inclusion in the Form S-4 or OSC Prospectus.

4.15 BCAC Escrow. As of the close of business three Business Days prior to the signing of this Agreement, Parent has cash in the escrow account established at TSX Trust Company (the “BCAC Escrow Agent”) for the indirect benefit of redeeming Parent Public Shareholders (the “BCAC Escrow”), and for the benefit of Parent in the amount set forth on the signature page, and such monies are invested in Permitted Investments (as defined in the BCAC Escrow Agreement) and held in trust by the BCAC Escrow Agent pursuant to the Escrow Agreement, dated August 15, 2019, among Parent, the IPO Underwriters and the BCAC Escrow Agent (the “BCAC Escrow Agreement”). The BCAC Escrow Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. Parent has complied in all respects with the terms of the BCAC Escrow Agreement and is not in breach thereof or default thereunder and there does not exist under the BCAC Escrow Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, by the BCAC Escrow Agent. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the BCAC Escrow Agreement in the Public Disclosure Record to be inaccurate in any material respect and/or that would entitle any Person (other than the payment of deferred underwriting commissions to the IPO Underwriters and applicable taxes as described in the Public Disclosure Record and the payment to Parent Public Shareholders who elect to redeem their Class A Restricted Voting Shares pursuant to the BC Parent Articles, and other than Parent), to any portion of the proceeds in the BCAC Escrow Account. Prior to the Closing, none of the funds held in the BCAC Escrow will have been released, except to pay Taxes from any interest income earned in the BCAC Escrow, and to redeem Parent’s Class A Restricted Voting Shares pursuant to the BC Parent Articles, or in connection with an amendment thereof to extend Parent’s deadline to consummate a business combination. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened in writing with respect to the BCAC Escrow. Parent has obtained, from each relevant material counterparty who might otherwise be able to assert claims against the BCAC Escrow, a written waiver substantially similar to the waiver granted by the Company pursuant to Section 8.17.

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4.16 Brokers and Finders. Except for deferred underwriting commissions in the amount of $13,500,000 payable to (a) the IPO Underwriters, as described in the Public Disclosure Record and (b) Cowen and Company, LLC. and as set forth on Annex 4.16, Parent and Merger Sub have not employed any investment banker, broker or finder in connection with the Transactions who is or would be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other Transactions.

4.17 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Company or any of its Representatives or Affiliates of any documentation or other information by Parent or Merger Sub or any of their Representatives with respect to any one or more of the following, none of Parent, Merger Sub or any other Person make any express or implied representation or warranty on behalf of Parent, Merger Sub or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or Merger Sub or the future business, operations or affairs of Parent and Merger Sub heretofore or hereafter delivered to or made available to the Company or any of its Representatives or Affiliates. Except for the representations and warranties contained in Article III, Parent and Merger Sub acknowledge that neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company and Parent and Merger Sub have not relied on, and expressly disclaim, any such other representations or warranties.

ARTICLE V

COVENANTS

5.1 Interim Operations of the Company and its Subsidiaries. Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, or (ii) as consented to in writing by Parent, the Company covenants that, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date:

(a) the Company and its Subsidiaries will (i) conduct business only in the ordinary course of business consistent with past practice and (ii) to the extent consistent therewith, use Commercially Reasonable Efforts to (A) preserve intact its current business organization and (B) maintain its existing relationships with its customers, suppliers and employees; except that no action or failure to take action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) will constitute a breach under this Section 5.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 5.1(b), as applicable;

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(b) neither the Company nor any of its Subsidiaries will:

(i) amend its organizational documents (including shareholders agreements and similar Contracts between Company Shareholders);

(ii) authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of the Company);

(iii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of any of the Company or any of its Subsidiaries;

(iv) increase the compensation or benefits of its directors or officers;

(v) except as required under the terms of any Company Benefit Plan in Section 3.10(a) of the Company Disclosure Letter or applicable Law, (A) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by the Company or any of its Subsidiaries to any current or former employee, except for increases in salary (x) of less than 5% of such employee’s salary immediately prior to the date of this Agreement, (y) in the ordinary course of business in a manner consistent with past practice, or (z) restoration of compensation and benefits which were cut in connection with COVID-19, (B) adopt, establish or enter into any Company Benefit Plan, other than in the case of the renewal of group health or welfare plans;

(vi) make any loans or advances to any of its directors and executive officers (other than payroll advances or other advances consistent with past custom and practice made for travel, entertainment or other reimbursable expenses incurred in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(vii) make any investments in, or capital contributions to, any Person other than in or to a wholly owned Subsidiary;

(viii) incur, assume, guarantee, cancel, forgive or prepay any Indebtedness of the type described in subsections (a) through (e) of the definition thereof (or in subsections (l) and (m) of such definition as it relates to such subsections));

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(ix) change any of the accounting principles, methodologies or practices used by it unless required by or advisable under a change in GAAP or applicable Law;

(x) (A) form a new subsidiary, (B) make, change or revoke any income Tax election, (C) file any amended income Tax Return, or (D) other than in the ordinary course of business consistent with past practice, settle or compromise any liability for income Taxes or surrender any claim for a refund of a material amount of income Taxes, other than in the case of clauses (C) and (D) hereof in respect of any income Taxes that have been identified in the reserves for income Taxes in the Company Financial Statements;

(xi) acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments, other than the purchase of supplies, equipment and products in the ordinary course of business consistent with past practice;

(xii) except in the ordinary course of business consistent with past practice, renew, extend, terminate, amend in any material respect or waive any of its material rights under any Company Material Contract or enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement, except in the ordinary course of business consistent with past practice;

(xiii) make or authorize any capital expenditure other than capital expenditures in the ordinary course of business consistent with past practice or that do not otherwise exceed the Company’s existing capital budget previously furnished to Parent;

(xiv) except in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any of its tangible assets, tangible properties or businesses, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice (including dispositions of inventory or of obsolete equipment in the ordinary course of business consistent with past practice) or pursuant to an existing contract set forth in Section 5.1(b)(xiv) of the Company Disclosure Letter;

(xv) except in the ordinary course of business consistent with past practice, (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company-Owned IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company-Owned IP, or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company-Owned IP;

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(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement);

(xvii) enter into any line of business that is different from the existing business of the Company and its Subsidiaries;

(xviii) abandon or fail to diligently pursue the renewal of any Company Permit, except in the ordinary course of business consistent with past practice;

(xix) compromise, settle or agree to settle any Action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of $500,000; or

(xx) enter into a Contract to do any of the foregoing.

The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing, (ii) prior to the Closing, the Company will exercise, consistent with the terms and conditions of this Agreement, control and supervision over its operations, and (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent will be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent the requirement of such consent would reasonably be expected to be a violation of applicable Law.

5.2 Acquisition Proposals.

(a) The Company will cause its Representatives to immediately cease any discussions or negotiations with any Person or group (other than Parent and its Representatives) that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company will request that such Person or group promptly return or destroy in accordance with the terms of the applicable confidentiality agreement all information furnished by or on behalf of the Company or any of its Affiliates and use Commercially Reasonable Efforts to enforce compliance with such request, to the extent the Company has such rights under applicable agreements.

(b) During the period from the date following the date hereof until the Closing Date (or earlier termination of this Agreement in accordance with its terms) (the “Interim Period”), the Company (i) will not authorize, direct or permit any Representatives to, (A) initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Affiliates to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal (for avoidance of doubt, it being understood that the foregoing will

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not prohibit the Company or its Representatives from making such Person aware of the restrictions of this Section 5.2 in response to the receipt of an Acquisition Proposal), or (C) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement relating to an Acquisition Proposal and (ii) will promptly after knowledge by the Company of receipt of an Acquisition Proposal (and in any event within two Business Days after knowledge of receipt), notify Parent both orally and in writing of the receipt by the Company or any of its Representatives of any bona fide Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning an Acquisition Proposal, which notice will, to the extent providing such information will not constitute a violation by the Company or any of its Subsidiaries of a confidentiality agreement in effect as of the date of this Agreement, specify the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. The Company will keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments regarding any Acquisition Proposal or requests for non-public information from the proponent of an Acquisition Proposal. The Company will not, after the date of this Agreement, enter into any agreement that would prohibit them from providing the information contemplated by this Section 5.2(b). The Company will not amend or waive any provision of the Company Support Agreement and the receipt of any Acquisition Proposal will not affect the Company’s obligations hereunder or thereunder.

5.3 Interim Operations of Parent. During the Interim Period, except as contemplated by this Agreement or with the prior written approval of the Company or in accordance with the OSC Prospectus, the Consent Solicitation Statement/Prospectus or any obligations disclosed in the Public Disclosure Record, Parent and Merger Sub will (a) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (b) comply with all applicable Laws, (c) use Commercially Reasonable Efforts to keep available the services of their respective officers and employees, and (d) not take any of the following actions:

(i) seek any approval from Parent Shareholders, or otherwise take any action, to amend the BC Parent Articles or the organizational documents of Merger Sub;

(ii) authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of Parent);

(iii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of Parent;

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(iv) increase the compensation or benefits of its directors or officers (except in their capacity as employees to the extent otherwise permitted hereunder); or

(v) acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments;

(vi) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of Parent or Merger Sub;

(vii) make any loans or advances to any of its directors and executive officers (other than travel and payroll advances in the ordinary course of business consistent with past practice in type and amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(viii) incur, assume, guarantee, cancel, forgive or prepay any Indebtedness of the type described in subsections (a) through (g) of the definition thereof (or in subsections (l) and (m) of such definition as it relates to such subsections));

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement);

(x) compromise, settle or agree to settle any Action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of $500,000; or

(xi) make or revoke any material Tax election (other than ordinary course Tax elections customarily made on periodic Tax Returns) or settle or compromise any material income tax liability, except in the ordinary course of business consistent with past practice;

(xii) amend, waive or otherwise change the BCAC Escrow Agreement in any manner adverse to the Company; and

(xiii) enter into a Contract to do any of the foregoing.

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5.4 Efforts to Satisfy Conditions.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub will use (and cause its Affiliates to use) its Reasonable Best Efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other Transactions including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including pursuant to any state or federal alcoholic beverage control Laws and regulations), (ii) the obtaining of all necessary consents, approvals or waivers from third parties and all consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in respect of the Company Material Contracts in connection with the Merger, this Agreement or the Transactions (it being understood that, except with respect to the required waiver under the Company Loan Agreement, the failure to receive any such consents, approvals or waivers will not be a condition to Parent’s and Merger Sub’s obligations hereunder), (iii) the defending of any Actions, challenging this Agreement, the consummation of the Merger or the other Transactions, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions; provided, however, that this obligation is explicitly qualified by Section 5.4(d).

(b) Subject to the terms and conditions set forth in this Agreement, and without limiting the foregoing, the Company and Parent will (i) promptly, but in no event later than ten Business Days after the date of this Agreement, make their respective filings and thereafter make any other required submissions under the HSR Act and any other Antitrust Law that Parent determines in good faith applies, (ii) use Reasonable Best Efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use Reasonable Best Efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, (iv) promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the Transactions, and (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, from any Governmental Entity with respect to the Transactions. The Company and Parent will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the

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opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (C) enter into any agreement with any Governmental Entity not to consummate the Transactions without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.4, but subject to the proviso in Section 5.4(a), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent will cooperate in all respects with each other and will use their respective Reasonable Best Efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Notwithstanding the foregoing, nothing in this Agreement or otherwise will require any Party to agree to any arrangement wherein the Company, Parent, Merger Sub or the Surviving Company would be required to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such actions or proceedings (or agree to do any of the foregoing) to resolve such action or proceeding or threat thereof so that the Transactions may be consummated, and nothing in this Section 5.4 will limit a Party’s right to terminate this Agreement pursuant to Article VII.

5.5 Access and Reports.

(a) The Company will afford to Parent and its Representatives reasonable access during normal business hours, through the Closing, to its and its Subsidiaries’ officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and will furnish Parent with financial, operating and other data and information as Parent, through its respective officers, employees or other authorized Representatives may from time to time reasonably request in writing; provided, however, that Parent and its Representatives will conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company and its Subsidiaries.

(b) During the Interim Period, Parent will afford to the Company, Seller Representative and their respective Representatives reasonable access during normal business hours, to its and its Subsidiaries’ officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and will furnish the Company with financial, operating and other data and information as the Company, through its respective officers, employees or other authorized Representatives may from time to time reasonably request in writing; provided, however, that the Company, Seller Representative and their respective Representatives will conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Parent.

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(c) This Section 5.5 will not require any Party to permit any access, or to disclose any information that the such Party determines is likely to result in any violation of any Law or cause any privilege (including attorney-client privilege) that such Party would be entitled to assert to be undermined with respect to such information; except that the Parties will cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not be reasonably likely to result in the violation of any such Law or be likely to cause such privilege to be undermined with respect to such information.

5.6 Notification of Certain Matters. During the Interim Period, each Party will give prompt notice to the other Parties if, to the Knowledge of such Party, such Party: (a) failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Entity) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions or (ii) any material non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Entity in connection with the Transactions; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notice will constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.7 Listing. During the Interim Period, Parent will use its Reasonable Best Efforts (a) to ensure that Parent remains listed as a public company on, and for the Class A Restricted Voting Shares and the Parent Warrants to be traded on, the TSX, (b) to the extent that the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ prior to the Closing, to ensure that the Class A Restricted Voting Shares and Parent Warrants remain listed on NASDAQ, and (c) to cause the NV Parent Common Shares and NV Parent Warrants to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. To the extent that the Class A Restricted Voting Shares and the Parent Warrants are not listed on NASDAQ as of the date hereof, Parent will use its Reasonable Best Efforts to ensure that the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ as promptly as reasonably practicable.

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5.8 Parent Public Filings. During the Interim Period, Parent will use its Reasonable Best Efforts to keep current and timely file all reports required to be filed or furnished with the CSA and the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

5.9 Publicity. The initial press release regarding this Agreement, the Merger and the Transactions will be substantially in the form previously agreed to by Parent and the Company. Thereafter until the Closing Date, neither the Company or Parent will issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Merger or the other Transactions that is inconsistent with such prior release in any material respect without first consulting with the other Party; provided, however, that this Section 5.9 will not apply to any release or public statement (a) in connection with any dispute between the Parties regarding this Agreement or the Transactions or (b) as a Party may in good faith determine is required by Law or listing requirements.

5.10 Tax Matters.

(a) The Company will, at its expense, prepare or cause to be prepared all Tax Returns of the Company and its Subsidiaries with respect to all taxable periods ending on or prior to the Closing Date which are due on or before the Closing Date.

(b) After the Closing, Parent will make available to Sponsor and any Affiliate or Representative thereof and to any Governmental Entity, as reasonably requested, all information, records and documents relating to Taxes of Parent or the Company (or, after the Closing, the Surviving Company) and furnish to Sponsor copies of all correspondence received from any Governmental Entity in connection with any Tax audit or information request.

5.11 Employee Benefits. The Surviving Company will perform all employment or compensatory Contracts between the Company or any of its Subsidiaries, on the one hand, and any past or present employee or consultant of the Company or any of its Subsidiaries, on the other (including all retention awards and employment, employment continuation, severance, incentive, change in control and termination Contracts disclosed in Section 3.10(a) of the Company Disclosure Letter).

5.12 Expenses. Except as expressly provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the Party incurring such expense.

5.13 Parent Shareholder Meeting.

(a) Subject to the terms of this Agreement, Parent will:

(i) convene and conduct the Parent Shareholder Meeting in accordance with the constitutive documents of Parent and applicable Law as promptly as practicable, for the purpose of considering the Parent Resolutions, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Parent Shareholder Meeting without the prior written consent of the Company (which consent will not be unreasonably withheld or delayed), except in the case of an adjournment or postponement as required by applicable Law or for quorum purposes;

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(ii) solicit proxies (without being obliged to engage a proxy solicitation agent) in favor of the approval of the Parent Resolutions and against any resolution inconsistent with the Parent Resolutions;

(iii) consult with the Company in fixing the date of the Parent Shareholder Meeting and the record date for purposes of notice thereof and voting thereat, give notice to the Company of the Parent Shareholder Meeting and allow the Company’s Representatives to attend the Parent Shareholder Meeting;

(iv) promptly advise the Company at such times as the Company may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Parent Shareholder Meeting, as to the tally of the proxies and other voting documentation received by Parent in respect of the Parent Resolutions and other matters to be voted upon at the Parent Shareholder Meeting, the number of Class A Restricted Voting Shares with respect to which BCAC Dissent Rights were exercised and the numbers of notices of redemption of Parent’s Class A Restricted Voting Shares by on or behalf of the holders thereof; and

(v) not change the record date for Parent Shareholders entitled to notice of or to vote at the Parent Shareholder Meeting in connection with any adjournment or postponement of the Parent Shareholder Meeting, or change any other matters in connection with the Parent Shareholder Meeting unless required by Law or consented to in writing by the Company (which consent will not be unreasonably withheld or delayed).

(b) Parent will, as promptly as reasonably practicable, prepare and complete, in consultation with the Company, the Parent Circular together with any other documents required by Law in connection with the Parent Shareholder Meeting, and Parent will, subject to obtaining TSX approval and a final receipt for its OSC Prospectus from the Securities Regulatory Authorities, cause the Parent Circular and such other documents to be filed with the Securities Regulatory Authorities and sent to each Parent Shareholder and other Persons as required by applicable Law, in each case so as to permit the Parent Shareholder Meeting to be held by the date determined pursuant to Section 5.13(a).

(c) Parent will ensure that the Parent Circular complies in all material respects with applicable Law, does not contain any misrepresentation (except that Parent will not be responsible for any information relating to the Company and its Subsidiaries, or its business and affairs that is contained in the Parent Circular and that was approved for inclusion therein by the Company in writing, acting reasonably) and provides Parent Shareholders sufficient information to permit them to form a reasonably informed judgment concerning the matters to be placed before the Parent Shareholder Meeting.

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Without limiting the generality of the foregoing, the Parent Circular will include a statement that the Parent Board has determined that the Parent Resolutions are in the best interests of Parent and recommends that Parent Shareholders vote in favor of the Parent Resolutions (the “Parent Board Recommendation”). The Parent Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation in any manner adverse to the Company (a “Parent Change in Recommendation”), except and only to the extent that the Parent Board (or any such committee) determines after consultation with counsel that so doing is required by Law or fiduciary requirements.

(d) Parent will give the Company and its auditors and legal counsel a reasonable opportunity to review and comment on drafts of the Parent Circular and other related documents, and will give reasonable consideration to any comments made by the Company and its auditors and counsel, and agrees that all information relating to the Company included in the Parent Circular must be in a form and content satisfactory to the Company, acting reasonably.

(e) The Company will provide to Parent in writing all necessary information concerning the Company that is required by Law to be included by Parent in the Parent Circular or other related documents, use Commercially Reasonable Efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Parent Circular and to the identification in the Parent Circular of each such advisor, and will ensure that such information does not contain any misrepresentation concerning the Company.

(f) Each Party will promptly notify the other Party if it becomes aware that the Parent Circular contains a misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate, and Parent will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Parent Shareholders and file the same with the Securities Regulatory Authorities or any other Governmental Entity as required.

(g) Parent will extend the Redemption Right for any minimum period required by any rule, regulation, interpretation or position of the OSC, TSX or the respective staff thereof that is applicable to the Redemption Right, and pursuant to the BC Parent Articles. Nothing in this Section 5.13(g) will be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement in accordance with Article VII.

5.14 OSC Prospectus.

(a) Parent will, in consultation with the Company and its advisors, as promptly as reasonably practicable, prepare and file the OSC Prospectus with the TSX and the Securities Regulatory Authorities, in accordance with the TSX Company Manual (pertaining to special purpose acquisition corporations and subject to any exemptions) as

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reflected in the Final IPO Prospectus and applicable Law. The Company will provide to Parent: (a) in writing all necessary information concerning the Company that is required by Law to be included in the OSC Prospectus (including the Company Financial Statements) and (b) such assistance as may be reasonably required in connection with the preparation of the OSC Prospectus.

(b) The Company will provide Parent and its auditor access to and the opportunity to review all financial statements and financial information of the Company that is required in connection with the preparation of the OSC Prospectus (including the Company Financial Statements). The Company hereby: (i) consents to the inclusion of any such financial statements in the OSC Prospectus and (ii) agrees to provide appropriate signatures where required and to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in the OSC Prospectus. The Company further agrees to provide such financial information and assistance as may be reasonably required in connection with any pre-filing or exemptive relief application in respect of disclosure in the OSC Prospectus and in connection with the preparation of any pro-forma financial statements for inclusion in the Prospectus. The Company will certify to Parent that all information and statements provided by the Company for inclusion in the preliminary and final OSC Prospectus, will be at the date the information and statements are provided, and will be at the proposed date of filing of the preliminary and final OSC Prospectus, true, complete and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company as required by securities Laws and no material fact or information will have been omitted from such disclosure which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they are made.

(c) The Parties will cooperate with one another in connection with the preparation and filing of the OSC Prospectus and will use their Reasonable Best Efforts to obtain the approval of the TSX and a receipt for Parent’s final OSC Prospectus from the Securities Regulatory Authorities, including providing or submitting on a timely basis all documentation and information that is reasonably required or advisable in connection with obtaining such approvals. Upon the reasonable request of Parent, the Company will cause its directors and executive officers who are required or requested by a Governmental Entity to deliver personal information forms under the rules of the TSX and/or securities Laws to complete and deliver such forms in a timely manner.

(d) The Parties will jointly seek to ensure that the OSC Prospectus complies in all material respects with applicable Law, does not contain any misrepresentation (except that Parent will not be responsible for any written information or financial statements relating to the Company that was furnished by or on behalf of the Company for inclusion therein), and is in a form satisfactory to the TSX and to the Securities Regulatory Authorities in order to obtain a receipt from the Securities Regulatory Authorities in respect thereof.

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(e) Parent will give the Company and its auditors and legal counsel a reasonable opportunity to review and comment on drafts of the OSC Prospectus and other related documents, and will give reasonable consideration to any comments made by the Company and its auditors and legal counsel and agrees that all information relating to the Company included in the OSC Prospectus must be in a form and content satisfactory to the Company, acting reasonably, and will, subject to obtaining TSX clearance and receipt of Parent’s final OSC Prospectus from the Securities Regulatory Authorities, cause the OSC Prospectus to be filed on SEDAR (and sent to each Parent Shareholder) as required by applicable Law.

5.15 Form S-4.

(a) The Company will, promptly following the written request of Parent, provide Compliant Financial Statements to Parent. Such Compliant Financial Statements will have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and in accordance with the requirements of the Public Company Accounting Oversight for public companies. The Compliant Financial Statements will be true, complete and correct in all material respects and fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company and its Subsidiaries for the periods reflected therein. The Compliant Financial Statements will (i) be prepared from the books and records of the Company and (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the financial condition of the Company and its Subsidiaries as of their dates.

(b) As promptly as reasonably practicable, and subject to the Company’s obligation to provide Compliant Financial Statement to Parent pursuant to Section 5.15(a), Parent will prepare and file with the SEC the Form S-4 (which will include the Consent Solicitation Statement/Prospectus) for the purposes of (i) registering under the U.S. Securities Act the NV Parent Common Shares and NV Parent Warrants issuable in connection with the Domestication, (ii) registering under the U.S. Securities Act the NV Parent Common Shares issuable in connection with the Merger, and (iii) soliciting consents from the Company Shareholders in connection with the Company Shareholder Approval. Parent will notify the Company promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 or the Consent Solicitation Statement/Prospectus or any other filing or for additional information. Parent will permit the Company and its counsel to review the Form S-4, including the Consent Solicitation Statement/Prospectus and any exhibits, amendments or supplements thereto and will consult with the Company and its advisors, in good faith, concerning such correspondence from the SEC with respect thereto, and will reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company and its advisors. Whenever any event occurs which would reasonably be expected to result in the Form S-4 or Consent Solicitation Statement/Prospectus containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, will promptly inform the other Parties of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to Parent Shareholders, an amendment or supplement to the Form S-4 or Consent Solicitation Statement/Prospectus.

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(c) The Consent Solicitation Statement/Prospectus will be disseminated to Parent Shareholders and the Company Shareholders as soon as practicable after the date on which all comments to the Consent Solicitation Statement/Prospectus have been cleared for the purpose of soliciting the Company Shareholder Approval. The Company will use its Commercially Reasonable Efforts to obtain the Company Shareholder Approval within one Business Day of the Form S-4’s becoming effective. The Company will keep Parent reasonably informed regarding all matters relating to the Company Shareholder Approval.

(d) The Company will provide Parent, as promptly as reasonably practicable, with such information, including financial statements and other financial data, concerning the Company and its Subsidiaries as may be necessary for the information concerning the Company and its Subsidiaries in the Form S-4, the Proxy Statement/Prospectus and other filings to comply with all applicable provisions of and rules under the U.S. Securities Act, the U.S. Exchange Act, the NRS and the DGCL in connection with the preparation, filing and distribution of the Consent Solicitation Statement/Prospectus, the solicitation of consents thereunder, and the preparation and filing of other filings (including, for the avoidance of doubt, financial statements in connection with any pending acquisition). The information relating to the Company and its Subsidiaries furnished by or on behalf of the Company and its Subsidiaries for inclusion in the Form S-4 and the Proxy Statement/Prospectus will not, as of (i) the date of mailing of the Consent Solicitation Statement/Prospectus to the Company Shareholders or (ii) the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.

5.16 Domestication. Subject to receipt of the Parent Shareholder Approval, immediately prior to the Effective Time, Parent will cause the Domestication to become effective, including by (a) filing with the Secretary of State of Nevada Articles of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the NV Parent Charter, in each case, in accordance with the provisions thereof and applicable Law and (b) completing and making and procuring all filings required to be made with the BC Registries and Online Services in connection with the Domestication. In accordance with applicable Law, the Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, (i) each Class A Restricted Voting Share (unless BCAC Dissent Rights have been exercised with respect thereto) and each Founder’s Share (other than those surrendered pursuant to Section 1.2(a)(ii) will be converted into NV Parent Common Shares at the conversion rate set forth in Section 1.2(a)(iii) and (ii) each Founder’s Warrant (other than those surrendered pursuant to Section 1.2(a)(ii)) and each Parent Public Warrant will continue and remain outstanding as one NV Parent Warrant.

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5.17 Post-Closing Directors and Officers of Parent. Subject to the terms of the NV Parent Organizational Documents, Parent will take all such action within its power as necessary such that immediately following the Effective Time:

(a) The Parent Board will consist of the members identified on and elected in accordance with Annex 5.17(a).

(b) The initial post-Closing officers will be as set forth on Annex 5.17(b).

5.18 Pre-Closing Repurchase of Certain Company Shares. Prior to the Closing, the Company will repurchase for cancellation Company Shares from the holder of Series B stock (the “Series B Shareholder”) having a value equal to the Remaining Cash Amount at a price per Company Share equal to the Per Share Merger Consideration (as determined based on the Pre-Closing Statement, without being subject to any adjustment based on the Final Merger Consideration as finally determined pursuant to Section 2.7 or any adjustment contemplated by Section 5.23) (such Company Shares, the “Repurchased Shares”). Such repurchase will be effective immediately prior to the Closing and be conditional on, among other things, the occurrence of Closing. Payment of the Remaining Cash Amount will be made by or on behalf of the Company substantially contemporaneously with the Closing as set forth in Section 1.2(b)(v). At least five Business Days prior to the Closing, the Company will deliver to Parent a schedule (the “Repurchase Schedule”) setting forth (a) the number of Repurchased Shares held by the Series B Shareholder, (b) documentation duly executed by the Series B Shareholder sufficient to transfer the Repurchased Shares to the Company for cancellation upon consummation of the Repurchase Offer, free and clear of all Liens (other than restrictions under securities Laws of general applicability), and (c) payment instructions with respect to the payment to be made for the Repurchased Shares. Substantially contemporaneously with the Closing, as set forth in Section 1.2(b)(v), the Company will pay or cause to be paid to the Series B Shareholder the Remaining Cash Amount for its Repurchased Shares using the payment instructions set forth in the Repurchase Schedule. Repurchased Shares will, immediately prior to the Closing, no longer be deemed outstanding, will be converted solely into the right to receive the consideration set forth in this Section 5.18 and will constitute Excluded Shares for purposes of the Merger.

5.19 Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Surviving Company will indemnify and hold harmless each present and former director and officer of Parent, the Company and each of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred

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to the fullest extent permitted or required under applicable Law). Without limiting the foregoing, Parent will, and will cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Parent will assume, and be liable for, and will cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 5.19.

(b) For a period of six years from the Effective Time, Parent and the Surviving Company will, or will cause one or more of their Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Parent’s, the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event will Parent, the Surviving Company or their Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Parent or the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.19 will be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 5.19 will survive the consummation of the Merger indefinitely and will be binding, jointly and severally, on Parent and the Surviving Company and all successors and assigns of Parent and the Surviving Company. In the event that Parent, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Company will ensure that proper provision will be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, will succeed to the obligations set forth in this Section 5.19. The obligations of Parent and the Surviving Company under this Section 5.19 will not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of Parent, the Company and each of its Subsidiaries to whom this Section 5.19 applies without the consent of the affected Person.

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5.20 Transfer Taxes; Parent Transaction Taxes. Parent will pay for any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Parent, Merger Sub, the Company or any of its Subsidiaries in connection with the Merger or the other Transactions (but excluding any Parent Transaction Taxes); provided, however, that 50% of such amounts will be deemed Company Transaction Expenses hereunder. Parent Transaction Taxes will be paid by Parent post-Closing and will not impact the calculation of Final Merger Consideration in any manner.

5.21 Certain Section 16 Matters. Before the Closing, the Parent Board, or a committee thereof composed solely of two or more “Non-Employee Directors” (as defined in Rule 16b-3(b)(3)(i) under the U.S. Exchange Act), will adopt a resolution consistent with interpretive guidance of the SEC such that the acquisition of NV Parent Common Shares pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined in Rule 16a-1(f) under the U.S. Exchange Act) of Parent following the Closing, will be an exempt transaction for purposes of Section 16(b) of the U.S. Exchange Act pursuant to Rule 16b-3 thereunder.

5.22 Proportionate Voting Shares. Prior to the Domestication, Parent Board will adopt a Mandatory Conversion Resolution (as defined in the BC Parent Articles), such that, as part of the Domestication Events and as set forth in Section 1.2(a)(iii), each Founder’s Share will convert into one NV Parent Common Share.

5.23 Treatment of PPP Note.

(a) Prior to the Closing, the Company will use its Commercially Reasonable Efforts to obtain forgiveness of the PPP Note.

(b) To the extent that, as of immediately prior to the Closing, the PPP Note has not been forgiven in its entirety (but has not been finally determined not to be forgivable in accordance with the CARES Act), then:

(i) Prior to the Closing, the Company will deposit the amount necessary to repay the PPP Note in full plus accrued and unpaid interest (the “PPP Note Escrow Amount”) with the issuing lender thereof, to be held in escrow (the “PPP Note Escrow”) for the purpose of securing the Company’s obligation to repay the PPP Note.

(ii) Following the Closing, the Surviving Company, will use its Commercially Reasonable Efforts to obtain forgiveness of the PPP Note and the Surviving Company will be entitled, from the PPP Note Escrow, to the amount of any portion of the PPP Note that is actually forgiven following the Closing Date.

(iii) On the earlier of (A) the Surviving Company’s receipt of notice from the applicable lender or the applicable Governmental Entity that any or all of the PPP Note will not be forgiven and (B) the date that is 18 months after the Closing Date (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable Governmental Entity will not have

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been received by the Surviving Company prior thereto), (1) the Merger Consideration or the Final Merger Consideration, if it has been then finally determined (as applicable) will be adjusted downward by an amount equal to the amount of the PPP Note not so forgiven, (2) the calculation of the Per Share Merger Consideration will be similarly decreased at a rate of one NV Parent Common Share for each $10 increment that the Per Share Merger Consideration has been reduced as a result of such recalculation (provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less), and (3) Parent will redeem from the Company Shareholder, and the Company Shareholders will tender to Parent, for no consideration, NV Parent Common Shares (the “Redemption Shares”) which are determined to have been over-issued to any Company Shareholder as a result of the calculation in the foregoing clause (2). The redemption and tender of the Redemption Shares will be pro rata based on each Company Shareholder’s proportionate ownership of the aggregate NV Parent Common Shares owned by the Company Shareholders, in each case, as of immediately after the Effective Time.

5.24 Lien Releases. Prior to the Closing, the Company will use Commercially Reasonable Efforts to deliver customary documentation, in form and substance reasonably satisfactory to Parent, evidencing the release of the recorded Liens set forth on Section 5.24 of the Company Disclosure Letter.

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to consummate the Transactions is subject to the satisfaction (or waiver by such Party, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) no Governmental Entity having competent jurisdiction shall have enacted, issued or entered any Order which remains in effect that enjoins or otherwise prohibits the consummation of the Transactions;

(b) the Parent Shareholder Approval shall have been obtained in accordance with the provisions of the BC Parent Articles and the BCBCA, applicable securities Laws and applicable TSX and NASDAQ rules;

(c) the Form S-4 containing the Consent Solicitation Statement/Prospectus shall have become effective and no stop order suspending the effectiveness of the Form S-4 is in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

(d) a final receipt for the OSC Prospectus shall have been issued by the OSC on behalf of each of the Securities Regulatory Authorities;

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(e) approval of the TSX shall have been obtained by Parent to enable the Merger to qualify as Parent’s Qualifying Acquisition and the listing of the NV Parent Common Shares and the NV Parent Warrants on the TSX after the Effective Time;

(f) the NV Parent Common Shares and the NV Parent Warrants shall have been approved for listing on NASDAQ as National Global Market securities within the meaning of NASDAQ Rule 5005(a)(27);

(g) any waiting period (and any extension thereof) applicable to the consummation of Transactions under applicable Antitrust Laws, including the HSR Act, shall have expired or been terminated; and

(h) the Domestication Events shall have occurred.

6.2 Parent’s Conditions. The obligations of Parent and Merger Sub to consummate the Transactions will be subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) (i) the Company Fundamental Representations shall be true, complete and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) other than de minimis inaccuracies and (ii) the other representations and warranties of the Company set forth in Section III shall be true, complete and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) except, in the case of this clause (ii) for such failures to be true, complete and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects its covenants required to be performed by it under this Agreement at or prior to the Closing Date;

(c) since the date of this Agreement, a Company Material Adverse Effect shall not have occurred;

(d) the Company shall have delivered to Parent evidence that the Company Shareholder Approval has been obtained;

(e) the Employment Agreements, the Company Support Agreement, the Investor Rights Agreement and the Restrictive Covenant Agreement shall be in full force and effect;

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(f) the agreements between or among Company Shareholders set forth on Section 6.2(f) of the Company Disclosure Letter shall have been (i) terminated and of no further force or effect or (ii) amended as specified in Section 6.2(f) of the Company Disclosure Letter, as applicable; and

(g) the Company shall have delivered, or caused to be delivered, to Parent, the following:

(i) counterparts of the Investor Rights Agreement, duly executed by each of the Company Shareholders;

(ii) a counterpart of the Adjustment Escrow and Exchange Agent Agreement, duly executed by the Company;

(iii) an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation §1.897-2(h) so that Parent is exempt from withholding any portion of the Merger Consideration thereunder;

(iv) a waiver or amendment in respect of any event of default related to the Transactions under the Company Loan Agreement in form and substance reasonably satisfactory to Parent, which waiver or amendment shall remain in full force and effect; and

(v) a certificate signed on behalf of the Company by a senior executive of the Company and dated as of the Closing Date certifying that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

6.3 The Company’s Conditions. The obligations of the Company to consummate the Transactions will be subject to the satisfaction (or waiver by such Party, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) (i) the Parent Fundamental Representations shall be true, complete and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) other than de minimis inaccuracies and (ii) the other representations and warranties of Parent set forth in Article IV shall be true, complete and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) except, in the case of this clause (ii) for such failures to be true, complete and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

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(b) Parent and Merger Sub shall have performed in all material respects its covenants required to be performed by it under this Agreement at or prior to the Closing Date;

(c) since the date of this Agreement, a Parent Material Adverse Effect shall not have occurred;

(d) Parent shall have delivered to Company evidence that it has approved the Transactions in its capacity as the sole shareholder of Merger Sub; and

(e) Parent shall have delivered, or caused to be delivered, to the Company, the following:

(i) a counterpart of the Investor Rights Agreement, duly executed by Sponsor and Parent;

(ii) a counterpart of the Adjustment Escrow and Exchange Agent Agreement, duly executed by Sponsor; and

(iii) a certificate signed on behalf of Parent by a senior executive of Parent and dated as of the Closing Date certifying that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by mutual written consent of the Company and Parent.

7.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by either Parent or the Company:

(a) if prior to the Closing, the Transactions are enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Order of a Governmental Entity of competent jurisdiction, provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) will not be available to any Party whose breach of any provision of this Agreement results in or materially contributes to causing such Order to be issued or the failure of the Order to be removed (provided that, for the avoidance of doubt, Parent’s exercise of its rights pursuant to Section 5.4(d) (No Obligation to Divest Assets) will not preclude its ability to terminate under this Section 7.2(a));

(b) if the Closing has not have occurred on or before the Outside Date, provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) will not be available to any Party whose breach of any provision of this Agreement results in or materially contributes to causing the Closing to fail to occur prior to the Outside Date (provided that, for the avoidance of doubt, a Party’s exercise of its rights pursuant to Section 5.4(d) (No Obligation to Divest Assets) will not preclude its ability to terminate under this Section 7.2(b)); or

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(c) if the Parent Shareholder Approval is not obtained at the Parent Shareholder Meeting duly convened or any adjournment or postponement thereof.

7.3 Termination by the Company. This Agreement may be terminated and the Transactions may be abandoned by the Company at any time prior to the Closing:

(a) if Parent or Merger Sub breaches any representation, warranty or covenant made by either of them in this Agreement such that the conditions specified in Section 6.3(a) (Parent Bring-Down) or 6.3(b) (Compliance with Parent Covenants) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent through the exercise of its Reasonable Best Efforts, then, for a period of up to 60 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Outside Date) after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to use its Reasonable Best Efforts to cure such Terminating Company Breach (the “Parent Cure Period”), then such termination will not be effective, and such termination will become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; provided, that the right to terminate this Agreement under this Section 7.3(a) will not be available if the Company is then in breach of this Agreement such that any of the conditions set forth Section 6.1 (Mutual Conditions) or Section 6.2 (Parent’s Conditions) would not reasonably be capable of being satisfied by the Outside Date;

(b) (i) if all of the conditions set forth in Section 6.1 (Mutual Conditions) or Section 6.2 (Parent’s Conditions) will have been satisfied or waived (other than those conditions that (x) by their terms are to be satisfied at the Closing, so long as each such conditions are capable of being satisfied or (y) have not been satisfied, or are not capable of being satisfied, as a result of Parent’s or Sponsor’s breach of this Agreement, the Founder Support Agreement or any of the other Ancillary Agreements), (ii) the Company has irrevocably confirmed in writing to Parent that (A) all of the conditions set forth in Section 6.3 (Company’s Conditions) (other than those conditions that, by their terms, are capable of being satisfied only at Closing, so long as each such condition is capable of being satisfied) have been satisfied or have been waived by the Company and (B) the Company is prepared to consummate the Closing; provided that such confirmation will not be delivered earlier than the date that the Closing should have occurred pursuant to Section 1.1, and (iii) Parent fails to consummate the Closing within five Business Days following the date on which the confirmation has been delivered to Parent; provided, that, for the avoidance of doubt, during such five-Business-Day period following the date on which the confirmation has been delivered to Parent, neither Parent nor the Company will be entitled to terminate this Agreement pursuant to Section 7.2(b); or

(c) there has been a Parent Change in Recommendation.

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7.4 Termination by Parent. This Agreement may be terminated and the Transactions may be abandoned by Parent at any time prior to the Closing:

(a) if the Company breaches any representation, warranty or covenant made by the Company in this Agreement such that the conditions specified in Section 6.2(a) (Company Bring-Down) or 6.2(b) (Compliance with Company Covenants) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its Reasonable Best Efforts, then, for a period of up to 60 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Outside Date) after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its Reasonable Best Efforts to cure such Terminating Company Breach (the “Company Cure Period”), then such termination will not be effective, and such termination will become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided, that the right to terminate this Agreement under this Section 7.4(a) will not be available if Parent is then in breach of this Agreement such that any of the conditions set forth Section 6.1 (Mutual Conditions) or Section 6.3 (Company’s Conditions) would not be capable of being satisfied by the Outside Date;

(b) (i) if all of the conditions set forth in Section 6.1 (Mutual Conditions) or Section 6.3 (Company’s Conditions) will have been satisfied or waived (other than those conditions that (x) by their terms are to be satisfied at the Closing, so long as each of such conditions is capable of being satisfied, and (y) have not been satisfied, or are not capable of being satisfied, as a result of the Company’s breach, or the breach of a Company Shareholder who is party to the Company Support Agreement, of this Agreement, the Company Support Agreement or any of the other Ancillary Agreements), (ii) Parent has irrevocably confirmed in writing to the Company that (A) all of the conditions set forth in Section 6.2 (Parent’s Conditions) (other than those conditions that, by their terms, are capable of being satisfied only at Closing, so long as each such condition is capable of being satisfied) have been satisfied or have been waived by Parent and (B) Parent is prepared to consummate the Closing; provided that such confirmation will not be delivered earlier than the date that the Closing should have occurred pursuant to Section 1.1, and (iii) the Company fails to consummate the Closing within five Business Days following the date on which the confirmation has been delivered to the Company; provided, that, for the avoidance of doubt, during such five-Business-Day period following the date on which the confirmation has been delivered to the Company, neither Parent nor the Company will be entitled to terminate this Agreement pursuant to Section 7.2(b);

(c) the Company Board has withdrawn or modified, or publicly proposed or resolved to withdraw or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company Shareholders vote in favor of approving the Transactions (a “Company Change in Recommendation”); or

(d) if the Company Shareholder Approval is not obtained within one Business Day after the date on which Form S-4 becomes effective.

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7.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this Article VII, (A) this Agreement will terminate and become void and of no effect and (B) there will be no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) the provisions set forth in this Section 7.5, Article VIII and the Confidentiality Agreement will survive the termination of this Agreement and (ii) nothing herein will relieve the Company, Parent or Merger Sub from liability for any Deliberate and material breach of, or Deliberate and material failure to perform any covenant or agreement contained in this Agreement occurring prior to such termination despite the actual or probable satisfaction (or reasonable ability to satisfy) the conditions to such Party’s obligation to complete the Closing.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1 No Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company, Parent or Merger Sub pursuant to this Agreement will not survive the Closing, and from and after the Closing, the Surviving Company and Parent and their respective Representatives will not have any further obligations, nor will any claim be asserted or action be brought against the Surviving Company and Parent or their respective Representatives with respect thereto. The covenants of the Company, Merger Sub and Parent in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants, will not survive the Closing, except for those covenants contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants will survive the Closing and continue until fully performed in accordance with their terms).

8.2 Seller Representative.

(a) Each Company Shareholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Darrell D. Swank, solely in the capacity as Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under Seller Representative Documents, including: (i) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Shareholders in the reasonable judgment of Seller

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Representative, will be taken in the same manner with respect to all Company Shareholders unless otherwise agreed by each Company Shareholder who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; and (v) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by Seller Representative will be binding upon each Company Shareholder and their respective successors and assigns, and neither they nor any other Party will have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 8.2 are irrevocable and coupled with an interest. Seller Representative hereby accepts its appointment and authorization as Seller Representative under this Agreement.

(b) Any other Person, including Parent, Sponsor, Merger Sub, Sponsor the Company and, following the Merger, the Surviving Company, may conclusively and absolutely rely, without inquiry, upon any actions of Seller Representative as the acts of the Company Shareholders under any Seller Representative Documents. Parent, Sponsor, Merger Sub, Sponsor the Company and, following the Merger, the Surviving Company will be entitled to rely conclusively on the instructions and decisions of Seller Representative as to (i) any payment instructions provided by Seller Representative or (ii) any other actions required or permitted to be taken by Seller Representative hereunder, and no Company Shareholder will have any cause of action against Parent, Sponsor, Merger Sub, Sponsor, the Company or, following the Merger, the Surviving Company for any action taken by any of them in reliance upon the instructions or decisions of Seller Representative. Parent, Sponsor, Merger Sub, Sponsor, the Company and, following the Merger, the Surviving Company will not have any liability to any Company Shareholder for any allocation or distribution among the Company Shareholders by Seller Representative of payments made to or at the direction of Seller Representative. All notices or other communications required to be made or delivered to a Company Shareholder under any Seller Representative Document will be made to Seller Representative for the benefit of such Company Shareholder, and any notices so made will discharge in full all notice requirements of the other parties hereto or thereto to such Company Shareholder with respect thereto. All notices or other communications required to be made or delivered by a Company Shareholder will be made by Seller Representative (except for a notice under Section 8.2(d) of the replacement of Seller Representative).

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(c) Seller Representative will act for the Company Shareholders on all of the matters set forth in this Agreement in the manner Seller Representative believes to be in the best interest of the Company Shareholders, but Seller Representative will not be responsible to the Company Shareholders for any Loss that any Company Shareholder may suffer by reason of the performance by Seller Representative of Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Shareholders will jointly and severally indemnify, defend and hold Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by Seller Representative. In no event will Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. Seller Representative will not be liable for any act done or omitted under any Seller Representative Document as Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. Seller Representative will be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person will have any liability for relying on Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, Seller Representative will have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Shareholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable and documented out-of-pocket expenses, as Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to Seller Representative under this Section 8.2 will survive the Closing and continue indefinitely.

(d) If Seller Representative dies, becomes disabled, resigns or otherwise is unable or unwilling to fulfill its responsibilities as representative and agent of the Company Shareholders, then the Company Shareholders will, within ten days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Shareholders holding in the aggregate a majority of all NV Parent Common Shares held by the Company Shareholders immediately following the Effective Time), and promptly thereafter (but in any event within two Business Days after such appointment) notify Parent in writing of the identity of such successor. Any such successor so appointed will become the “Seller Representative” for purposes of this Agreement.

8.3 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement of Parent and the Company. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

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8.4 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and, together with the other provisions of this Agreement for the benefit of such Party, may be waived in writing by such Party, in whole or in part.

8.5 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement.

8.6 Governing Law; Venue; Waiver of Jury Trial. (a) This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(b) All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or the Merger or any other transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 8.8 or such other manner as may be permitted by Law will be valid and sufficient service of process.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

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8.7 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 8.7, the Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the Parties to consummate the Merger) without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the Transactions and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.7 will not be required to provide any bond or other security in connection with any such order or injunction.

8.8 Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day.

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(a) If to Parent, Sponsor or Merger Sub or, after the Closing, the Surviving Company:

Bespoke Capital Acquisition Corp.

c/o Bespoke Capital Partners

115 Park Street, 3rd Floor

London, W1K 7AP, United Kingdom

Attention: Mark Harms

Email:       mark.harms@bespokecp.com

with copies to counsel to Parent, Sponsor and Merger Sub:

Jones Day

250 Vesey Street

New York, NY 10281

Attention: Robert A. Profusek

       Julia V.S. Feldman

E-mail: raprofusek@jonesday.com

   jfeldman@jonesday.com

(b) If to the Company:

Vintage Wine Estates, Inc. 205 Concourse Boulevard

Santa Rosa, CA 95403

Attention: Patrick Roney

E-mail: pat@vintagewineestates.com

with copies to counsel to the Company:

Foley & Lardner LLP

321 North Clark Street, Suite 3000

Chicago, IL 60654

Attention: Patrick Daugherty

E-mail: pdaugherty@foley.com

(c) If to the Shareholder Representative:

Mr. Darrell D. Swank Leslie Rudd Investment Co.

2416 E. 37th Street North

Wichita, KS 67219

E-mail: Darrell.Swank@lrico.com

with copies to:

Angie Gregory, Esq.

General Counsel

Leslie Rudd Investment Co.

2416 E. 37th Street North

Wichita, KS 67219

E-mail: Angie.Gregory@lrico.com

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or to such other address or addresses as any such Party may from time to time designate in writing.

8.9 Entire Agreement. This Agreement (including the Company Disclosure Letter and all other annexes and exhibits hereto) constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

8.10 Company Professional Advisors.

(a) The Parties agree that, notwithstanding the fact that Jones Day may have, prior to Closing, represented Parent, Merger Sub and the Sponsor in connection with this Agreement, the Ancillary Agreements and the Transactions, and also has represented Parent and its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Jones Day will be permitted in the future, after Closing, to represent the Sponsor and its Affiliates in connection with matters in which such Persons are adverse to Parent or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Company Shareholders, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Jones Day’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Parent, the Surviving Company, or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Jones Day of Parent, Merger Sub, any Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor will be deemed the client of Jones Day with respect to the negotiation, execution and performance of this Agreement and the Ancillary Agreements. All such communications will remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto will belong solely to the Sponsor, will be controlled by the Sponsor and will not pass to or be claimed by Parent or the Surviving Company; provided, further, that nothing contained herein will be deemed to be a waiver by Parent or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) Recognizing that Foley & Lardner LLP (“Foley”) has acted as legal counsel to the Company, its Subsidiaries and certain Company Shareholders prior to the Closing, and that Foley may act as legal counsel to certain Company Shareholders and Seller Representative and their respective Affiliates after the Closing, Parent, Sponsor and the Surviving Company (on its own behalf and on behalf of each of its Subsidiaries) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Foley representing certain Company Shareholders (the “Represented

67

Company Shareholders”), Seller Representative and their respective Affiliates, after the Closing as such representation may relate to Parent, Sponsor, the Surviving Company or any of the Transactions. All communications involving attorney-client confidences between the Represented Company Shareholders, Seller Representative, the Company and its Subsidiaries, or any of their respective Affiliates, on the one hand, and Foley, on the other hand, in the course of the preparations, planning, negotiation, documentation and consummation of the transactions contemplated hereby will be deemed to be attorney-client confidences that belong solely to the Represented Company Shareholders. Accordingly, without the prior written consent of the Represented Company Shareholders, the Surviving Company and its Subsidiaries will not have access to any such communications, or to the files of Foley relating to engagement, if the Closing will have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Represented Company Shareholders will be the sole holder of the attorney-client privilege with respect to such engagement, and none of the Surviving Company and its Subsidiaries will be a holder thereof, (ii) to the extent that files of Foley in respect of such engagement constitute property of the client, only the Represented Company Shareholders, and not the Surviving Company and its Subsidiaries, will hold such property rights, and (iii) Foley will have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Surviving Company and its Subsidiaries by reason of any attorney-client relationship between Foley and any of the Surviving Company and its Subsidiaries or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Company and any of its Subsidiaries and a third party (other than a Party or any of its Affiliates) after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential attorney-client communications by Foley to such third party.

8.11 No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except pursuant to Section 5.19 and except for the provisions hereof applicable to Seller Representative and Sponsor.

8.12 Definitions. Each of the terms set forth in Annex A is defined as set forth therein or as in the Section of this Agreement corresponding to such term.

8.13 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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8.14 Interpretation; Construction.

(a) The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, a Section, Annex or Exhibit, such reference will be to an Article, a Section of, or Annex to Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.” References to documents or other materials “provided” or “made available” to Parent or similar phrases will mean that such documents or other materials were present at least two Business Days prior to the date hereof in the electronic data room to which Parent and its Representatives have access.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) The mere inclusion of any item in any section or subsection of the Company Disclosure Letter as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by the Company, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Company Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of the Company Disclosure Letter are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

8.15 Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the

69

other Party; provided, however, that Merger Sub will be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided further, however, that such assignment by Merger Sub will not (i) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (ii) impede or delay the consummation of the Merger or the other Transactions. Any purported assignment in violation of this Agreement is void.

8.16 Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the obligations set forth herein with respect to such party.

8.17 Waiver of Access to BCAC Escrow. Notwithstanding anything to the contrary in this Agreement, the Company hereby irrevocably waives and releases, and will cause any Affiliate of the Company in connection with the Merger, to irrevocably waive and release, on substantially similar terms, any and all right, title, interest, causes of action and claims of any kind, whether in tort or contract or otherwise (each, a “Claim”) in or to, and any and all right to seek payment of any amounts due to it in connection with the Merger or this Agreement, out of the BCAC Escrow, or from monies or other assets released from the BCAC Escrow that are payable to Parent Shareholders or IPO Underwriters, and hereby irrevocably waives and releases any Claim it may have in the future, as a result of, or arising out of, this Agreement or the Merger, which Claim would reduce or encumber any monies or other assets released from the BCAC Escrow that are payable to Parent Shareholders or IPO Underwriters, or to any monies or other assets in the BCAC Escrow, and further agrees not to seek recourse reimbursement payment or satisfaction of any Claim against the BCAC Escrow, any monies or other assets released from the BCAC Escrow that are payable to Parent Shareholders or IPO Underwriters or any monies or other assets in the Escrow Account for any reason whatsoever or to bring any proceedings against the BCAC Escrow or the BCAC Escrow Agent.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PARENT:	MERGER SUB:

BESPOKE CAPITAL ACQUISITION CORP.	VWE ACQUISITION SUB INC.

/s/ Mark Harms	/s/ Mark Harms

Name: Mark Harms	Name: Mark Harms
Title: Chief Executive Officer	Title: Vice President

COMPANY:

VINTAGE WINE ESTATES, INC.

/s/ Patrick A. Roney

Name: Patrick A. Roney
Title: Chief Executive Officer

SPONSOR (for the limited purposes set forth in this Agreement):	SELLER REPRESENTATIVE:

BESPOKE SPONSOR CAPITAL LP	DARRELL D. SWANK

/s/ Mark Harms	/s/ Darrell D. Swank

Name: Mark Harms
Title: Managing Member

BCAC Escrow (pursuant to Section 4.15):

[Signature Page to Transaction Agreement]

ANNEX A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Annex A.

“Accounting Principles” means (a) the accounting principles, methodologies and bases of assumption used in the most recent Audited Financial Statements and (b) excluding, with respect to the calculation of Closing Net Working Capital and Estimated Closing Net Working Capital only, the effect of the potential acquisition set forth Section A (Excluded Acquisition) of the Company Disclosure Letter.

“Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or any Affiliate of any of the foregoing) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) assets of the Company and its Subsidiaries which constitute 15% or more of the consolidated net revenues, net income or assets of Company and its Subsidiaries, taken as a whole, as determined in good faith by the Company Board, or (ii) 15% or more of any class of equity securities of the Company representing 15% or more of the outstanding voting power, of the Company, (b) tender offer or exchange offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of any class of equity securities of the Company representing 15% or more of the outstanding voting power, of Company, or (c) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Company or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of Company and its Subsidiaries, taken as a whole. For the avoidance of doubt, the Company’s continued engagement in discussions with respect to a potential initial public offering will not constitute an “Acquisition Proposal.”

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any inquiry, hearing, proceeding or investigation, by or before any Governmental Authority, whether civil, criminal or administrative.

“Adjustment Escrow and Exchange Agent Agreement” means the escrow and exchange agent agreement between the Company, the Exchange Agent and Sponsor.

“Adjustment Escrow Deposit” means 1,000,000 NV Parent Common Shares.

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the U.S. Securities Act.

“Affiliate Transaction” has the meaning set forth in Section 3.21.

“Agreement” has the meaning given in the Preamble.

Annex A - 1

“Amended Company Organizational Documents” has the meaning set forth in Section 1.6.

“Ancillary Agreements” means, collectively, the Founder Support Agreement, the Company Support Agreement, the Investor Rights Agreement, the Adjustment Escrow and Exchange Agent Agreement and each other schedule, instrument or certificate contemplated hereby or by any of the foregoing.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977 and any foreign or other anti-bribery or anti-corruption Laws.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, foreign antitrust Laws.

“Appraisal Failure” has the meaning set forth in Section 2.6(b).

“Assets Held for Sale” means the assets described on Section A (Assets Held for Sale) of the Company Disclosure Letter.

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Base Merger Consideration Amount” means $306,868,912 minus the Series B Preference Amount minus the Remaining Cash Amount minus the MIP Payment Amount.

“Base Merger Consideration” means a number of NV Parent Common Shares, (which NV Parent Common Shares will have a deemed price per share of $10) determined by dividing the Base Merger Consideration Amount by $10 and rounding down to eliminate any fractional share.

“BC Parent Articles” has the meaning set forth in the Recitals.

“BCAC Dissent Rights” means the rights of dissent in respect of the Domestication Events under the BCBCA.

“BCAC Dissenting Shareholders” means Parent Public Shareholders who duly exercise their BCAC Dissent Rights in accordance with the BCBCA.

“BCAC Escrow” has the meaning set forth in Section 4.15.

“BCAC Escrow Agent” has the meaning set forth in Section 4.15.

Annex A - 2

“BCAC Escrow Agreement” has the meaning set forth in Section 4.15.

“BCBCA” has the meaning set forth in the Recitals.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in either the City of New York or the City of Toronto.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136.

“Cash” means the aggregate amount of all cash, cash equivalents, marketable securities, commercial paper, certificates of deposit and any other bank deposits, treasury bills and short term investments held by the Company and its Subsidiaries, including all security or other similar deposits and any cash and checks received by such Person but not yet deposited and net of any checks written by such Person but not yet cleared, in each case as determined in accordance with the Accounting Principles, but excluding any restricted cash (except to the extent that such restricted cash will be readily available for the benefit of the Surviving Company following the Merger); provided, however, that “Cash” will (a) include any funds deposited in the PPP Note Escrow and (b) exclude any proceeds from the sale or other disposal of any Assets Held for Sale.

“CGCL” has the meaning set forth in the Recitals.

“Change in Control” means the occurrence of any of the following events: (a) the sale, lease, license, distribution, dividend or transfer, in a single transaction or a series of related transactions, of 50% or more of the assets of Company and its Subsidiaries taken as a whole, (b) a merger, consolidation or other business combination of Parent (or any of Subsidiaries that alone or together represent more than 50% consolidated net revenues, net income or assets of Company and its Subsidiaries, taken as a whole at that time) or any successor or other entity holding 50% or more all of the assets of Parent and its Subsidiaries that results in the shareholders of Parent (or such Subsidiary or Subsidiaries) or any successor or other entity holding 50% or more of the assets of Parent and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than 50% of the voting power of Parent (or such Subsidiary or Subsidiaries) or any successor, other entity or surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions, or (c) any one Person (other than the Company or its respective Affiliates) or “group” (within the meaning of Rules 13d-3 and 13d-5 under the U.S. Exchange Act as in effect on the Closing Date), acquiring beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act) of equity securities of Parent which, together with the equity securities held by such Person, such Person and its Affiliates or such group, constitutes more than 50% of the total voting power or economic rights of the equity securities of Parent.

Annex A - 3

“Change” and “Changes” have the respective meanings set forth in the definition of “Intellectual Property.”

“Claim” has the meaning set forth in Section 8.17.

“Class A Restricted Voting Shares” means the Class A restricted voting shares of Parent.

“Closing” has the meaning set forth in Section 1.1.

“Closing Date” has the meaning set forth in Section 1.1.

“Closing Merger Consideration” has the meaning set forth in Section 1.2(b)(i).

“Closing Net Working Capital” means the current assets of the Company (excluding Cash and Assets Held for Sale (including any proceeds from the sale or other disposal thereof)) and its Subsidiaries less the current liabilities of the Company and its Subsidiaries as of the Measurement Time, each determined in accordance with GAAP and the Accounting Principles. An illustrative calculation of Closing Net Working Capital is set forth on Section A (Sample Closing Net Working Capital) of the Company Disclosure Letter.

“Closing Statement” has the meaning set forth in Section 2.7(c).

“Closing” has the meaning set forth in Section 1.1.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder and any successor statute and the rules and regulations issued thereunder.

“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party with respect to any objective under this Agreement, reasonable, diligent good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective as expeditiously as reasonably possible under similar circumstances exercising reasonable business judgment, it being understood and agreed that such efforts will include the exertion of efforts and utilization of resources that would be used by such Party in support of one of its own wholly owned businesses. “Commercially Reasonable Efforts” will not require a Party to (a) make payments to unaffiliated third parties (except for filing fees, fees for professional services, the incurrence of ordinary-course expenses in connection with achieving a desired objective, or as set forth in this Agreement), to incur non-de minimis Liabilities to unaffiliated third parties or to grant any non-de minimis concessions or accommodations unless the other Party agrees to reimburse and make whole such Party to its reasonable satisfaction for such Liabilities, concessions or accommodations requested to be made by the other Party (such reimbursement and make whole to be made promptly after the determination thereof following the Closing or, with respect to items incurred after the Closing, promptly thereafter), (b) violate any Law, or (c) initiate any litigation or arbitration (except as set forth in this Agreement).

Annex A - 4

“Company” has the meaning given in the Preamble.

“Company ABC Filings” has the meaning set forth in Section 3.4(a).

“Company Balance Sheet Date” has the meaning set forth in Section 3.6(c).

“Company Benefit Plans” means any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and any other material bonus, profit sharing, compensation, pension, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, service award, company car, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practices, retention, change in control, non-competition or other plan, agreement, policy, trust fund, or arrangement (whether written or unwritten, insured or self-insured) established, maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any of its Subsidiaries on behalf of any employee, officer, director, consultant, member or other service provider of the Company or any Subsidiary (whether current, former or retired) or their dependents, spouses, or beneficiaries or under which the Company or any of its Subsidiaries has any liability, contingent or otherwise.

“Company Board” has the meaning set forth in the Recitals.

“Company Change in Recommendation” has the meaning set forth in Section 7.4(c).

“Company Cure Period” has the meaning set forth in Section 7.4(a).

“Company Disclosure Letter” means the disclosure letter attached to this Agreement, which sets forth the exceptions to the representations and warranties contained in Article III, and certain other information called for in this Agreement.

“Company Employee” means current employees, officers or directors of the Company.

“Company Financial Statements” has the meaning set forth in Section 3.6(a).

“Company Fundamental Representations” means the representations and warranties of the Company in Sections 3.1, 3.2, 3.3, 3.4(b)(i) and 3.20.

“Company Leases” has the meaning set forth in Section 3.16(b).

“Company Loan Agreement” means the Loan and Security Agreement, dated July 18, 2019, among the Company, the other borrower parties thereto, Bank of the West and the other lenders party thereto.

Annex A - 5

“Company Material Adverse Effect” means any change, effect, condition, event, circumstance, occurrence or development (each a “Change”, and collectively, “Changes”) that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (a) the business, assets, liabilities or financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Transactions or to perform its obligations under the Ancillary Agreements; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect under clause (a) above: (i) changes in business, regulatory, political or other conditions generally; (ii) changes in general economic conditions, including changes in the credit, debt or financial capital markets, securities markets, currency markets or other financial markets, including changes in interest rates or currency exchange rates; (iii) changes or conditions affecting generally the industries in which the Company operates or the industries in which suppliers and customers of the Company operate; (iv) any stoppage or shutdown of any Governmental Entity; (v) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws, regulatory standards or the interpretation thereof or other legal or regulatory conditions; (vi) acts or omissions required pursuant to the terms of this Agreement; (vii) the announcement of this Agreement or pendency or consummation of the Transactions; (viii) the failure of the Company to meet or achieve the results set forth in any internal or industry estimate, budget, plan, projection or forecast (provided, however, that Changes giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) global, national or regional political conditions, including hostilities, acts of war, protests, shutdowns, civil unrest, sabotage or terrorism or military actions or any escalation, worsening or diminution thereof; (x) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, natural disasters, epidemics, pandemics or disease outbreak (including COVID-19) or other acts of nature or force majeure events, or any Law issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law or interpretation thereof following the date of this Agreement or any worsening of such conditions threatened or existing as of the date of this Agreement; (xi) changes attributable to actions or omissions of, by or on behalf of a counterparty to this Agreement or any of its Affiliates (other than to the extent required to be taken or required to be omitted pursuant to the Ancillary Agreements); and (xii) any action taken by a Person or any omission to act with the written consent of or at the written request of a counterparty to this Agreement; provided, that in the case of the foregoing clauses (i), (ii), (iii), (iv), (v), (ix) and (x), such Changes will be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be expected to occur to the extent such Changes impact the Company and its Subsidiaries in a materially disproportionate manner relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case, only such disproportionate impact may be taken into account).

Annex A - 6

“Company Material Contracts” has the meaning set forth in Section 3.17(a).

“Company-Owned IP” means the Intellectual Property, other than Inbound Licenses, used in the operation of the business of the Company and its Subsidiaries.

“Company Permits” has the meaning set forth in Section 3.8(b).

“Company Shareholder Allocation Schedule” has the meaning set forth in Section 2.5.

“Company Shareholder Approval” has the meaning set forth in Section 3.3.

“Company Shareholders” has the meaning set forth in the Recitals.

“Company Shares” has the meaning set forth in Section 3.2(a).

“Company Stock Option” has the meaning set forth in Section 2.4(a).

“Company Stock Option Plan” has the meaning set forth in Section 2.4(a).

“Company Support Agreement” has the meaning set forth in the Recitals.

“Company Transaction Expenses” means all costs and expenses incurred by the Company and its Subsidiaries in connection with the negotiation and consummation Merger and the other Transactions which are unpaid as of the Measurement Time.

“Compliant Financial Statements” means financial statements of the Company that are required to be included in the Form S-4 and which would not be required to be updated under Rule 3-12 or Regulation S-X in order to permit a registration statement on Form S-4 to be declared effective by the SEC.

“Confidentiality Agreement” means the letter agreement dated July 29, 2020, between the Company and Bespoke Capital Partners, LLC.

“Consent Solicitation Statement/Prospectus” means the consent solicitation statement/prospectus included in the Form S-4, including the consent solicitation statement, relating to the Transactions, which will constitute a consent solicitation statement of the Company to be used for the Company Shareholder Approval and a prospectus with respect to the NV Parent Common Shares and the NV Parent Warrants to be offered and issued as part of the Transactions, in all cases in accordance with and as required by the BC Parent Articles, applicable Law and the rules and regulations of the SEC.

“Contract” means any written or oral agreement, lease, license, contract, note, mortgage, indenture or other obligation.

Annex A - 7

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences).

“COVID-19 Law” means the CARES Act, the Families First Coronavirus Response Act of 2020 or any other Law intended to address the consequences of COVID-19.

“CSA” has the meaning set forth in Section 4.4(a).

“Customer Contract” means any express or implicit agreement under which the Company grants to an end-user a license for the end user’s internal use of Company-Owned IP.

“Deliberate” means an action or failure to act by or with actual knowledge of an executive officer of a Party where such executive officer had at the time of such action or inaction actual knowledge, that such action or failure to act constituted a breach or failure to perform an obligation hereunder.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Share” has the meaning set forth in Section 2.10.

“Domestication Events” has the meaning set forth in Section 1.2(a)(iii).

“Domestication” has the meaning set forth in the Recitals.

“Earnout Period” means period from and after Closing Date until the second anniversary of the Closing Date.

“Earnout Shares” means 5,726,864 NV Parent Common Shares (as adjusted pursuant to Section 2.9(d)).

“EDGAR” has the meaning set forth in the definition of “Public Disclosure Record.”

“Effective Time” has the meaning set forth in Section 1.4.

“Employment Agreements” means agreements in substantially the form of Exhibit H, between Parent and each Key Employee, in each case, conditioned upon the occurrence of the Closing.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of human health (in regards to Hazardous Materials) or the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Material, in each case as in effect at the date hereof, or (c) the protection of worker health or safety.

Annex A - 8

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.7(a).

“Estimated Merger Consideration Amount” means (a) the Base Merger Consideration Amount, minus (b) the amount (if any) by which Estimated Total Net Debt exceeds the Target Total Net Debt, plus (c) the amount (if any) by which Target Total Net Debt exceeds Estimated Total Net Debt, plus (d) the amount (if any) by which Estimated Closing Net Working Capital exceeds the Target Net Working Capital, and minus (e) the amount, if any, by which Target Net Working Capital exceeds Estimated Closing Net Working Capital.

“Estimated Total Net Debt” has the meaning set forth in Section 2.7(a).

“Exchange Agent” means PNC Bank, N.A.

“Exchange Fund” has the meaning set forth in Section 2.6(b).

“Excluded Shares” has the meaning set forth in Section 2.1.

“Final IPO Prospectus” means the final long-form prospectus of Parent, dated August 8, 2019, in connection with its initial public offering of Parent Public Units (the “IPO”).

“Final Merger Consideration” has the meaning set forth in Section 2.7(f).

“First Target Price” has the meaning set forth in Section 2.9(a).

“Foley” has the meaning set forth in Section 8.10(b).

“Form S-4” means the registration statement on Form S-4 of Parent with respect to registration of the NV Parent Common Shares to be issued in connection with the Transactions (including the Earnout Shares).

“Founder Support Agreement” has the meaning set forth in the Recitals.

“Founder’s Shares” means Class B shares of Parent held by Sponsor.

“Founder’s Warrants” means the share purchase warrants issued to Sponsor at the closing of the IPO.

“GAAP” has the meaning set forth in Section 3.6(b).

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Hazardous Materials” means any substance, element, compound, mixture, solution, and/or waste presently listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Material includes any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, including but not limited to any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

Annex A - 9

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), together with its pronouncements thereon from time to time, and applied on a consistent basis.

“Inbound Licenses” means Contracts pursuant to which any Person has licensed any Intellectual Property to the Company or granted to the Company any covenant not to sue or right with respect to any Intellectual Property. Inbound Licenses will include the Company’s rights to use free software, “open source software,” shareware or any other software licensed under any license identified as an open source license by the Open Source Initiative.

“Indebtedness” means with respect to the Company and its Subsidiaries, and without duplication (a) obligations for borrowed money (including in respect of principal, accrued and unpaid interest, breakage costs, penalties, fees and premiums), whether current or funded, secured or unsecured, (b) all obligations in respect of the deferred purchase price of property or services (other than ordinary course trade payables), (c) all obligations evidenced by notes (including, for the avoidance of doubt, convertible notes to the extent of amounts outstanding), bonds, debentures, hedging arrangements, swap arrangements or similar instruments, (d) all obligations in respect of letters of credit and bankers’ acceptances, if and to the extent drawn, (e) all obligations secured by any purchase money mortgage or other Lien to secure all or part of the purchase price of any property or asset owned by the Company which is subject to such Lien, (f) all obligations in respect of any capital lease obligations of such Person determined under GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), in an amount equal to the capitalized amount thereof determined in accordance with GAAP, (g) declared and unpaid dividends, (h) accrued and unpaid sign-on, guaranteed or retention bonuses, (i) accrued and unpaid annual or year-end bonuses, (j) severance for Company employees terminated prior to the Closing, (k) liabilities with respect to any acquisition (including purchase price obligations and any contingent consideration (including earnouts)), (l) all indebtedness of others referred to in clauses (a) through (k) hereof that is directly or indirectly guaranteed in any manner by the Company, (m) any fees, prepayment premiums or termination penalties in respect of the foregoing payable as a result of the repayment of the foregoing, (n) Company Transaction Expenses, and (o) any liability for Taxes attributable to the employer portion of any payroll Taxes the due date for the payment of which has been deferred until after the Closing Date under any COVID-19 Law, or any similar deferral of Taxes under applicable Law. Notwithstanding the foregoing, “Indebtedness” will not include (i) the Series B Preference Amount or the Remaining Cash Amount, (ii) the MIP Payment Amount, or (iii) any amount necessary to repay the PPP Note in full (other than any portion thereof which, as of the Closing, has been finally determined not to be forgivable in accordance with the CARES Act) to the extent that such amount has been deposited in the PPP Note Escrow.

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“Independent Accountant” has the meaning set forth in Section 2.7(d).

“Insurance Arrangements” has the meaning set forth in Section 3.15.

“Intellectual Property” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, certification marks, trade names, corporate names, company names, business names, fictitious business names, product names, trade styles, logos, slogans, trade dress and all other source or business identifiers, whether statutory or common law and whether registered or unregistered, together with any and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names and social media account names, all associated web addresses, URLs, websites and webpages, social media pages and all content and data thereon, (c) patent disclosures, certificates of inventions, industrial designs, patent applications and patents (whether provisional or non-provisional) together with all inventions described and claimed therein and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof and amendments thereto (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, modifications, compilations, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies, strategies, data and databases, customer lists, business or financial information, software, technology and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable and whether published or unpublished), mask works, copyrights and registrations and applications therefor, together with all associated moral rights and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy, together with all (i) income, fees, royalties, damages and payments now and hereafter due and payable thereunder and with respect thereto, including damages, claims and payments for past, present or future infringements or other violations thereof, (ii) rights to sue for past, present and future infringements and other violations thereof and (iii) rights corresponding thereto throughout the world. For the avoidance of doubt, Names constitute Intellectual Property.

“Intended Tax Treatment” has the meaning set forth in Section 2.11.

“Interim Financial Statements” has the meaning set forth in Section 3.6(a).

“Interim Period” has the meaning set forth in Section 5.2(b).

“Inventory” has the meaning set forth in Section 3.19.

“Investor Rights Agreement” has the meaning set forth in the Recitals.

Annex A - 11

“IPO Underwriters” means Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc.

“IRS” means the Internal Revenue Service.

“Key ABC Licenses” means the licenses listed on Section A (Key ABC Licenses) of the Company Disclosure Letter.

“Key Employees” means the individuals listed on Section A (Key Employees) of the Company Disclosure Letter.

“Key Trademark” means any Trademark which is material to the sale or marketing of any product which accounts for 5% or more of the consolidated net revenues of Company and its Subsidiaries, taken as a whole, for the Company’s fiscal year ended June 30, 2020.

“Knowledge” means (i) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge, after due inquiry of direct reports, of the persons listed on Section A (Knowledge) of the Company Disclosure Letter and (ii) when referring to the knowledge of Parent, the actual knowledge of the officers of Parent, after due inquiry of direct reports.

“Labeling/Marketing Requirements” has the meaning set forth in Section 3.8(a).

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Leased Real Property” and “Leased Real Properties” have the respective meanings set forth in Section 3.16(b).

“Letter of Transmittal” has the meaning set forth in Section 2.5(c).

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Losses” mean any claims, losses, royalties, liabilities, damages, deficiencies, interest and penalties, costs and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses).

“Major Customer” has the meaning set forth in Section 3.18.

“Major Supplier” has the meaning set forth in Section 3.18.

“Measurement Time” means 11:59 PM New York City Time on the date immediately preceding the Closing Date.

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“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.7(b).

“Merger Consideration Deficit” has the meaning set forth in Section 2.7(f)(ii).

“Merger Consideration Surplus” has the meaning set forth in Section 2.7(f)(i).

“Merger Filings” has the meaning set forth in Section 1.4.

“Merger Sub” has the meaning given in the Preamble.

“MIP Payment Amount” means the aggregate amount payable by Parent or the Surviving Company to, former holders of any cancelled Company Stock Option pursuant to Section 2.4(a).

“Names” has the meaning set forth in Section 3.14(e).

“NASDAQ” means The NASDAQ Stock Market LLC.

“NV Parent Charter” has the meaning set forth in Section 1.2(a)(iii).

“NV Parent Common Share” means a common share of Parent after the Domestication.

“NV Parent Organizational Documents” has the meaning set forth in Section 1.2(a)(iii).

“NV Parent Warrant” means a warrant to purchase one NV Parent Common Share after the Domestication, subject to the terms and conditions set forth in the Warrant Agreement (as defined in the Final IPO Prospectus).

“Omnibus Incentive Plan” has the meaning set forth in Section 1.2(a)(iii).

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“OSC Prospectus” means the prospectus required by the Laws of the CSA and the TSX rules relating to the Transactions.

“OSC” means the Ontario Securities Commission.

“Outbound Licenses” means Contracts pursuant to which the Company or any of its Subsidiaries has granted any Person a license to use any Company-Owned IP or a covenant not to sue or other right with respect to any Company-Owned IP, other than Customer Contracts.

Annex A - 13

“Outside Date” means May 15, 2021, or the later date to which Parent Public Shareholders approve to extend the Permitted Deadline (as defined in the Final IPO Prospectus), but in no event later than August 31, 2021.

“Owned Real Property” has the meaning set forth in Section 3.16(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Board Recommendation” has the meaning set forth in Section 5.13(c).

“Parent Board” has the meaning set forth in the Recitals.

“Parent Change in Recommendation” has the meaning set forth in Section 5.13(c).

“Parent Circular” means the notice of the Parent Shareholder Meeting and accompanying management information circular, to be prepared in connection with the Parent Shareholder Meeting.

“Parent Cure Period” has the meaning set forth in Section 7.3(a).

“Parent Financials” has the meaning set forth in Section 4.6(e).

“Parent Fundamental Representations” means the representations and warranties of Parent in Sections 4.1, 4.2, 4.3, 4.4(b)(i), 4.9(b), 4.13 and 4.16.

“Parent Material Adverse Effect” means any facts, circumstances, events or changes that would, individually or when considered together with all other facts, circumstances or changes, reasonably be expected to prevent or materially delay or impede the ability of Parent, Sponsor or Merger Sub to consummate the Merger or any of the other Transactions.

“Parent Permits” has the meaning set forth in Section 4.5.

“Parent Public Shareholders” means Parent Shareholders who hold Class A Restricted Voting Shares.

“Parent Public Units” means the Class A restricted units of Parent issued pursuant to the IPO comprised of (a) one Class A Restricted Voting Share and (b) one-half of a Parent Public Warrant.

“Parent Public Warrants” means the share purchase warrants of Parent entitling the holder thereof to purchase one Class A Restricted Voting Share included as a component of the Parent Public Units.

“Parent Resolutions” means the special resolution of Parent Shareholders to approve the Domestication (and, to the extent the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ prior to the Closing, the Transactions) at the Parent Shareholder meeting.

Annex A - 14

“Parent Shareholder Approval” has the meaning set forth in Section 4.3.

“Parent Shareholder Meeting” means the special meeting of Parent Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called for the purpose of considering and, if thought fit, approving the Parent Resolutions. For purposes of clarity, “Parent Shareholder Meeting” will not include any meeting of the Parent Shareholders subsequent to the first meeting of Parent Shareholders duly convened for the purpose of considering and, if thought fit, approving the Parent Resolutions.

“Parent Shareholders” has the meaning set forth in the Recitals.

“Parent Shares” means the Founder’s Shares and the Class A Restricted Voting Shares.

“Parent Transaction Taxes” means any Taxes payable by Parent under the Income Tax Act (Canada) and any analogous Tax Laws of a province of Canada resulting from the redemption of Class A Restricted Voting Shares pursuant to Section 1.2(a)(iii) or as a result of the Domestication.

“Parent Warrants” means the Founder’s Warrants and the Parent Public Warrants.

“Party” and “Parties” have the respective meanings set forth in the Preamble. For the avoidance of doubt, when “Party” is used in reference to two Persons only, it means the Company and Parent.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Per Share Adjustment Escrow Deposit” means the Adjustment Escrow Deposit divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

“Per Share Adjustment Escrow Release” means the number of NV Parent Common Shares transferable to the Company Shareholders upon release of all or a portion of the Adjustment Escrow Deposit pursuant to Section 2.7(f) divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

“Per Share Earnout Shares” means the number of Earnout Shares issued pursuant to Section 2.9 divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

“Per Share Merger Consideration” means the number of NV Parent Common Shares equal to the Merger Consideration divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

Annex A - 15

“Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Company Financial Statements, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent balance sheet included in the balance sheet or notes thereto or securing liabilities reflected on such balance sheet, (iv) which is incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations (including letters of credit in lieu of any such bonds or to support the issuance thereof), (v) which is any zoning, building or other similar code or regulation not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (vi) which constitutes any condition that would be disclosed by a current, accurate survey or physical inspection, Lien (other than any Lien securing indebtedness for borrowed money), easement, right-of-way, covenant, restriction or other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company as currently conducted, (vii) which is a Lien arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff, or similar rights, (viii) which is a Lien arising by operation of law for amounts not yet due, (ix) which is any interest or title of a lessor under any leases or subleases entered into by the Company in the ordinary course of business, (x) which is a purchase money security interest in equipment or other property or improvements thereto hereafter acquired (or, in the case of improvements, constructed) by the Company or any Subsidiary (including the interests of vendors and lessors under conditional sale and title retention agreements and similar arrangements for the sale of goods entered into by the Company in the ordinary course of business as conducted from time to time), or (xi) which is a contractual right of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance or incurrence of indebtedness, (B) relating to pooled deposit or sweep accounts of the Company to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company, or (C) relating to purchase orders and other agreements entered into with customers of the Company in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“PPP Note” means that certain Note, dated as of April 14, 2020 issued by the Company to Bank of West, in the original principal amount of $6,524,977, issued pursuant to the loan program known as the Paycheck Protection Program under the CARES Act.

“PPP Note Escrow” has the meaning set forth in Section 5.23(b)(i).

“PPP Note Escrow Amount” has the meaning set forth in Section 5.23(b)(i).

Annex A - 16

“Pre-Closing Statement” has the meaning set forth in Section 2.7(a).

“Public Disclosure Record” means all documents filed by or on behalf of Parent on the System for Electronic Document Analysis Retrieval under Canadian securities Laws (“SEDAR”) or the Electronic Data Gathering, Analysis, and Retrieval system under the U.S. securities Laws (“EDGAR”) since January 1, 2019 and prior to the date hereof that are publicly available on the date hereof.

“Qualifying Acquisition” means the “qualifying acquisition” (as such term is defined in the TSX Company Manual and pertaining to special purpose acquisition corporations) or Parent and includes the transaction contemplated hereby.

“Reasonable Best Efforts” means, with respect to the efforts to be expended by a Party with respect to any objective under this Agreement, reasonable, diligent good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective as expeditiously as reasonably possible under similar circumstances exercising reasonable business judgment, it being understood and agreed that such efforts will include the exertion of efforts and utilization of resources that would be used by such Party in support of one of its own wholly owned businesses; provided, however, that “Reasonable Best Efforts” will not require a Party to violate any Law.

“Redemption Right” has the meaning set forth in the Recitals.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, discarding, burying, abandoning or disposing into the environment of a Hazardous Material, in each case, in violation of any Environmental Law or in a manner which has or may give rise to any liability under any Environmental Law.

“Remaining Cash Amount” means $32,000,000 less the amount of the Series B Preference Amount.

“Representatives” means all accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other similar representatives, including any of the foregoing parties’ controlled Affiliates.

“Represented Company Shareholders” has the meaning set forth in Section 8.10(b).

“Repurchase Offer” has the meaning set forth in Section 5.18.

“Repurchase Schedule” has the meaning set forth in Section 5.18.

“Repurchased Shares” has the meaning set forth in Section 5.18.

“Restrictive Covenant Agreement” means the restrictive covenants agreement, dated the date hereof, between Parent, Sponsor and the Specified Company Shareholder, which is conditioned upon the occurrence of the Closing and in the form attached hereto as Exhibit I.

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“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 4.6(b).

“Second Target Price” has the meaning set forth in Section 2.9(b).

“Securities Regulatory Authorities” means, collectively, the Alberta Securities Commission, British Columbia Securities Commission, Manitoba Securities Commission, Financial and Consumer Services Commission of New Brunswick, Office of the Superintendent of Securities Service Newfoundland and Labrador, Nova Scotia, Securities Commission, OSC, Office of the Superintendent of Securities of Prince Edward Island and Financial and Consumer Affairs Authority of Saskatchewan.

“SEDAR” has the meaning set forth in the definition of “Public Disclosure Record.”

“SEC Reports” has the meaning set forth in Section 4.4(a).

“Seller Representative Documents” has the meaning set forth in Section 8.2(a).

“Series B Preference Amount” means the Series B Bullet Payment, inclusive of the concept of the Target Return (as each such term is defined in the Amended and Restated Articles of Incorporation of the Company).

“Series B Shareholder” has the meaning set forth in Section 5.18.

“Specified Company Shareholder” means the individual listed on Section A (Specified Company Shareholder) of the Company Disclosure Letter.

“Sponsor” has the meaning set forth in the Preamble.

“Subsidiary” means, with respect to any Person, any other Person of which more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Surviving Company” has the meaning set forth in Section 1.3.

“Target Net Working Capital” means $215,878,904.

“Target Prices” has the meaning set forth in Section 2.9(b).

“Target Total Net Debt” means $303,675,088.

Annex A - 18

“Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Tax” or “Taxes” means any and all (whether or not disputed) domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including liability for the payment of any such amounts as a result of being either (A) a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or successor, or (B) a party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to any such amounts.

“Terminating Company Breach” has the meaning set forth in Section 7.4(a).

“Terminating Parent Breach” has the meaning set forth in Section 7.3(a).

“Total Net Debt” means (a) the Indebtedness of the Company and its Subsidiaries as of the Measurement Time (excluding (i) any liability taken into account in the calculation of Closing Net Working Capital, (ii) obligations evidenced by hedging arrangements, swap arrangements or similar instruments, (iii) liabilities described in subsection (k) of the definition of Indebtedness and (iv) liabilities described in subsection (o) of the definition of Indebtedness up to $12,354,254), less (b) the Cash of the Company and its Subsidiaries as of the Measurement Time, less (c) $65,000,000, which represents the agreed value of the Assets Held for Sale, plus (d) $1,152,892, which represents the agreement amount for the non-controlling interests of others in the Company’s Subsidiaries.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” has the meaning set forth in Section 1.1.

“TSX” has the meaning set forth in the Preamble.

“TSX Company Manual” means the Toronto Stock Exchange Company Manual.

“U.S. Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder or any successor statute or statutes thereto.

“U.S. Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or any successor statute or statutes thereto.

Annex A - 19

“U.S. Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or any successor statute or statutes thereto.

Annex A - 20

Exhibit A

Founder Support Agreement

Execution Version

FOUNDER SUPPORT AGREEMENT

This Founder Support Agreement, dated February 3, 2021 (this “Agreement”), is among Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (“Sponsor”), Bespoke Capital Acquisition Corp., a Toronto Stock Exchange listed special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (“Parent”) and Vintage Wine Estates, Inc., a California corporation (the “Company”). Sponsor, Parent and the Company are collectively referred to herein as the “Parties” and each, a “Party.” Capitalized terms used but not defined in this Agreement have the meanings given in the Transaction Agreement, dated the date hereof, among Parent, the Company, VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Sponsor (solely for the purpose of Sections 1.2(a)(ii) and 2.7 and Article VIII thereof) and the other parties thereto (the “Transaction Agreement” and such parties, the “TA Parties”).

Recitals

A. Concurrently with the execution and delivery of this Agreement, the TA Parties entered into the Transaction Agreement, which provides, among other things, that, on the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent.

B. As of the date hereof, Sponsor is the owner of 9,000,000 Class B shares of Parent (all such shares and any shares of Parent’s capital stock of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Founder’s Shares”).

C. To induce the Company to enter into the Transaction Agreement, Parent and Sponsor are executing and delivering this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. Agreement To Vote and To Consent. Sponsor will vote all of its Founder’s Shares at any meeting and in any action by written consent of the shareholders of Parent:

(a) in favor of (i) the Parent Resolutions and (ii) any other matter reasonably necessary to the consummation of the Transactions that is considered and voted on or consented to by the shareholders of the Company; and

(b) against any action, agreement or transaction (other than the Transaction Agreement, the Merger or the other Transactions) or proposal that would result in or reasonably be expected to result in (i) a breach of any covenant, agreement, representation or warranty of Sponsor or Parent under the Transaction Agreement, Ancillary Agreements or this Agreement or (ii) the failure or delay of the consummation of the Merger or the other Transactions.

2. Founder’s Shares.

(a) Sponsor will not:

(i) sell, assign, transfer (including by operation of law), pledge, encumber or otherwise dispose of (including through any hedging or similar arrangement) any of the Founder’s Shares or any right or interest therein or otherwise agree to do any of the foregoing (unless the transferee (A) agrees to be bound by this Agreement and (B) is a director, officer, founder or holder of 5% or more of the outstanding Founder’s Shares);

(ii) deposit any of the Founder’s Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy or power of attorney related to the Founder’s Shares that is inconsistent with this Agreement; or

(iii) take any action, directly or indirectly, that would have the effect of preventing or impeding Sponsor from performing its obligations hereunder.

(b) Parent will not register on its books or records, execute any agreement related to, or otherwise recognize, any transaction effected or action taken in violation of Section 2(a) and will treat such transaction or action as null and void.

(c) If there are any changes in Parent or the Founder’s Shares by way of equity split, dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination (other than the Merger), or by any other means, equitable adjustment will be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder will continue with respect to Sponsor and its Founder’s Shares as so changed.

3. Representations and Warranties. Other than as set forth in the Public Disclosure Record, Sponsor and, with respect to Sections 3(a), 3(b) and 3(c), Parent, represents and warrants for and on behalf of itself to the Company as follows:

(a) Such Party has the requisite power, authority and legal capacity and has taken all required actions (including under Law or its organizational documents), in each case, necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Party and, assuming this Agreement constitutes the legal, valid and binding agreement of the other Parties, constitutes the legal, valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution, delivery and performance by such Party of this Agreement and the consummation by such Party of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law or other Order applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any Lien on the Founder’s Shares (other than pursuant to this Agreement), or (iv) conflict with or result in a breach of or constitute a default under any provision of such Party’s certificate of incorporation, bylaws or comparable governing documents or equityholder agreements.

2

(c) There are no Actions pending or, to the knowledge of such Party, threatened against such Party that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, such Party’s execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.

(d) Sponsor is the sole record and beneficial owner and has good and valid title to the Founder’s Shares, in each case, free and clear of any Lien (other than Permitted Liens and Liens pursuant to this Agreement) or transfer restrictions under applicable securities Laws or Parent’s certificate of incorporation or bylaws). Sponsor (A) has the sole power to vote and full right, power and authority to sell, transfer and deliver the Founder’s Shares and (B) Sponsor does not own, directly or indirectly, any other shares of Parent and (ii) none of the Founder’s Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to voting of the Founder’s Shares.

4. Termination; Effect of Termination.

(a) This Agreement will terminate automatically and without further action of the Parties upon the earlier to occur of (i) the termination of the Transaction Agreement in accordance with its terms and (ii) the Effective Time.

(b) Upon termination of this Agreement, no party will have any further obligations or liabilities under this Agreement, except that (i) such termination will not relieve any Party from liability for any Deliberate and material breach of this Agreement prior to termination and (y) this Section 4(b) and Section 5 (as applicable to Section 4(b)) will survive any such termination.

5. Miscellaneous.

(a) Costs and Expenses. Except as expressly provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement will be paid by the Party incurring such expense.

(b) Modification or Amendment. The Parties may modify or amend this Agreement by written agreement of Parent, the Company and Sponsor. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

(c) Waiver. The terms and provisions of this Agreement may be waived only by a written document executed by the Party or Parties granting such waiver. Each such waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver. No failure or delay by a Party to exercise any right, power or remedy under this Agreement, and no course of dealing among the Parties, will operate as a waiver of any such right, power or remedy of such Party. All remedies hereunder are cumulative, and the election of any remedy by a Party will not constitute a waiver of the right of such Party to pursue other available remedies.

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(d) Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement.

(e) Governing Law; Venue; Waiver of Jury Trial.

(i) This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(ii) All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (A) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (B) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or any transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 5(g) or such other manner as may be permitted by Law will be valid and sufficient service of process.

(iii) EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

(f) Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate any transaction contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) the Parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to

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enforce specifically the terms and provisions hereof without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5(f) will not be required to provide any bond or other security in connection with any such order or injunction.

(g) Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iii) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day.

If to Parent or Sponsor:

Bespoke Capital Acquisition Corp.

c/o Bespoke Capital Partners

115 Park Street, 3rd Floor

London, W1K 7AP, United Kingdom

Attention: Mark Harms

Email: mark.harms@bespokecp.com

with a copy to:

Jones Day

250 Vesey Street

New York, NY 10281

Attention: Robert A. Profusek

E-mail: raprofusek@jonesday.com

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If to the Company:

Vintage Wine Estates, Inc.

205 Concourse Boulevard

Santa Rosa, CA 95403

Attention: Pat Roney

E-mail: pat@vintagewineestates.com

with a copy to:

Foley & Lardner LLP

321 North Clark Street, Suite 3000

Chicago, IL 60654

Attention: Patrick Daugherty

E-mail: pdaugherty@foley.com

(h) Entire Agreement. This Agreement (including the all exhibits hereto) and the Transaction Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

(i) No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

(j) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (i) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(k) Interpretation; Construction.

(i) The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference

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in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(ii) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(l) Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties. Any purported assignment in violation of this Agreement is void.

(m) Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the representations, warranties, covenants or other obligations or agreements set forth herein with respect to such Party.

(n) Further Assurances. Without further consideration, each Party will execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further actions as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

PARENT:

BESPOKE CAPITAL ACQUISITION CORP.

Name:

Title:

SPONSOR:

BESPOKE SPONSOR CAPITAL LP

Name:

Title:

[Signature Page to Founder Support Agreement]

COMPANY:

VINTAGE WINE ESTATES, INC.

Name:

Title:

[Signature Page to Founder Support Agreement]

Exhibit B

Company Support Agreement

Execution Version

COMPANY SUPPORT AGREEMENT

This Company Support Agreement, dated February 3, 2021 (this “Agreement”), is among Bespoke Capital Acquisition Corp., a Toronto Stock Exchange listed special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (“Parent”), Vintage Wine Estates, Inc., a California corporation (the “Company”), Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (“Sponsor”), each of the shareholders of the Company whose names appear on the signature pages of this Agreement (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), and solely with respect to Section 4(c), Section 6 and Section 8 (as applicable to Section 4(c) and Section 6), Patrick A. Roney, an individual who resides in Santa Rosa, California (“Pat Roney”), and Sonoma Brands Partners II, LLC, a Delaware limited liability company (“Sonoma Brands”). Parent, the Company, Sponsor, the Company Shareholders, Pat Roney and Sonoma Brands are collectively referred to herein as the “Parties” and each, a “Party.” Capitalized terms used but not defined in this Agreement have the meanings given in the Transaction Agreement, dated the date hereof, among Parent, the Company, VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Sponsor (solely for the purpose of Sections 1.2(a)(ii) and 2.7 and Article VIII thereof) and the other parties thereto (the “Transaction Agreement” and such parties, the “TA Parties”).

Recitals

A. Concurrently with the execution and delivery of this Agreement, the TA Parties entered into the Transaction Agreement, which provides, among other things, that, on the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent.

B. As of the date hereof, each Company Shareholder is the owner of the number of shares of the Company’s Series A Stock or Series B Stock as set forth opposite such Company Shareholder’s name on Exhibit A (all such shares and any shares of the Company’s capital stock of which ownership of record or the power to vote is hereafter acquired by a Company Shareholder prior to the termination of this Agreement, the “Company Shares”).

C. To induce Parent and Merger Sub to enter into the Transaction Agreement, the Company, the Company Shareholders, Pat Roney and Sonoma Brands are executing and delivering this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. Agreement To Vote and To Consent. Each Company Shareholder will vote all of its Company Shares at any meeting and in any action by written consent of the shareholders of the Company:

(a) in favor of (i) the adoption and approval of the Transaction Agreement, the Merger and the other Transactions, (ii) the adoption of Amended and Restated Articles of Incorporation of the Company with effect at the Closing, in substantially the form attached hereto as Exhibit B, (iii) the adoption of Amended and Restated Bylaws of the Company, in substantially the form attached hereto as Exhibit C, and (iv) any other matter reasonably necessary to the consummation of the Merger and other Transactions that is considered and voted on or consented to by the shareholders of the Company; and

(b) against any action, agreement or transaction (other than the Transaction Agreement, the Merger or the other Transactions) or proposal that would result in or reasonably be expected to result in (i) a breach of any covenant, agreement, representation or warranty of the Company under the Transaction Agreement or Ancillary Agreements or any Company Shareholder under this Agreement or (ii) the failure or delay of the consummation of the Merger or the other Transactions.

2. Company Shares.

(a) No Company Shareholder will, directly or indirectly:

(i) sell, assign, transfer (including by operation of law), pledge, encumber (other than for Permitted Liens) or otherwise dispose of (including through any hedging or similar arrangement) any of the Company Shares or any right or interest therein or otherwise agree to do any of the foregoing (unless the transferee (A) agrees to be bound by this Agreement and (B) is, or is controlled by, a director, officer, founder or holder of 5% or more of the outstanding Company Shares);

(ii) deposit any Company Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy or power of attorney related to the Company Shares that is inconsistent with this Agreement; or

(iii) take any action that would have the effect of preventing or impeding the Company Shareholder from performing its obligations hereunder.

(b) The Company will not register on its books or records, execute any agreement related to, or otherwise recognize, any transaction effected or action taken in violation of Section 2(a) and will treat such transaction or action as null and void.

(c) If there are any changes in the Company or the Company Shares by way of equity split, dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination (other than the Merger), or by any other means, equitable adjustment will be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder will continue with respect to the Company Shareholder and its Company Shares as so changed.

3. Waiver of Appraisal Rights. Each Company Shareholder irrevocably waives and agrees not to exercise any appraisal or dissenter rights (including pursuant to Section 1300 of the CGCL) related to the Merger or the other Transactions.

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4. Amendment, Waiver and Termination of Certain Agreements.

(a) Amendment of Shareholders’ Agreement. The Company Shareholders and the Company (i) hereby amend the Shareholders’ Agreement, dated April 4, 2018, among the Company and shareholders of the Company, including the Company Shareholders (the “Shareholders’ Agreement”), so that the transactions in respect of the Company Shares contemplated by the Transaction Agreement (including the Merger) will not be subject to the right of first refusal or right of first offer under the Shareholders’ Agreement and (ii) agree that such amendment is being entered into in accordance with Section 15.3 of the Shareholders’ Agreement.

(b) Waiver of Put Option Rights under Shareholders’ Agreements. Each Company Shareholder that is a Major Investor (as defined under the Shareholders’ Agreement) hereby waives its right under the Shareholders’ Agreement to cause the Company to purchase its Company Shares. Such waiver will be irrevocable unless the Transaction Agreement is terminated in accordance with its terms.

(c) Termination and Amendment of Certain Agreements. The Company, the Company Shareholders, Pat Roney and Sonoma Brands (as applicable) (i) will, prior to the Closing, take all actions to amend as of the Closing those agreements set forth on Section 6.2(f) of the Company Disclosure Letter which are indicated thereon as being required to be amended prior to the Closing as therein provided, and (ii) agree to terminate, and hereby do terminate with effect as of the Closing, those agreements set forth on Section 6.2(f) of the Company Disclosure Letter which are indicated thereon as being required to be terminated as of the Closing, provided that if the Transaction Agreement is terminated in accordance with its terms such termination will be void ab initio.

5. Certain Transaction Agreement Provisions.

(a) Seller Representative. Each Company Shareholder agrees to be subject to the covenants and agreements in Section 8.2 of the Transaction Agreement (which are incorporated herein by reference), including that (a) the parties to the Transaction Agreement (i) may conclusively and absolutely rely on Seller Representative as acts of the Company Shareholders and (ii) will not have any liability to any Company Shareholder as described thereunder and (b) no Company Shareholder will have any cause of action against the parties to the Transaction Agreement for any action taken by any of them in reliance upon the instructions or decisions of Seller Representative.

(b) Waiver of Access to BCAC Escrow. Each Company Shareholder and each of Pat Roney and Sonoma Brands agrees to the waivers and covenants and agreements contained in Section 8.17 of the Transaction Agreement, which are incorporated herein by reference.

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(c) TGAM Waiver and Repurchase. TGAM Agribusiness Fund Holdings L.P. (“TGAM”), the only Company Shareholder holding Company Shares consisting of the Company’s Series B Stock, hereby waives, effective from and after receipt of the Series B Preference Amount and the Remaining Cash Amount pursuant to the terms of the Transaction Agreement, all of the powers, preferences and rights, accrued or otherwise, in respect of such Series B Stock set forth in Section 2, Part C of Article 3 or any other provisions of the Amended and Restated Articles of Incorporation of the Company, dated April 4, 2018, and agrees that such powers, preferences and rights will be satisfied upon receipt of the Series B Preference Amount, provided that such waiver will not apply to the right to participate pro rata in the Merger Consideration with respect to any Company Shares not constituting Repurchased Shares. TGAM agrees to be bound by the terms of Section 5.18 of the Transaction Agreement as if it were a party thereto, and will tender the Repurchased Shares to the Company for redemption pursuant to Section 5.18 of the Transaction Agreement.

6. Representations and Warranties. Each Company Shareholder and, with respect to Sections 6(a), 6(b) and 6(c), the Company, Pat Roney and Sonoma Brands, severally and not jointly, represents and warrants for and on behalf of itself to Parent as follows:

(a) Such Party has the requisite power, authority and legal capacity and has taken all required actions (including under Law or its organizational documents), in each case, necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Party and, assuming this Agreement constitutes the legal, valid and binding agreement of the other Parties, constitutes the legal, valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution, delivery and performance by such Party of this Agreement and the consummation by such Party of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law or other Order applicable to such Company Shareholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any Lien on any Company Shares (other than pursuant to this Agreement) of such Party (as applicable), or (iv) conflict with or result in a breach of or constitute a default under any provision of such Party’s certificate of incorporation, bylaws or comparable governing documents or equityholder agreements.

(c) There are no Actions pending or, to the knowledge of such Party, threatened against such Party that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, such Party’s execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.

(d) Such Company Shareholder is the sole record and beneficial owner and has good and valid title to the Company Shares set forth opposite the Company Shareholder’s name on Exhibit A and any Company Shares hereafter acquired, in each case, free and clear of any Lien (other than Permitted Liens, Liens pursuant to this Agreement or the Shareholders’ Agreement or the Voting Agreement (in each case, as in

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effect as of the date hereof) or transfer restrictions under applicable securities Laws or the Company’s certificate of incorporation or bylaws). Except as set forth in the Shareholders’ Agreement and the Voting Agreement, in each case, as in effect as of the date hereof, (i) such Company Shareholder (A) has the sole power to vote and full right, power and authority to sell, transfer and deliver such Company Shares and (B) such Company Shareholder does not own, directly or indirectly, any other Company Shares and (ii) none of the Company Shares of such Company Shareholder are subject to any proxy, voting trust or other agreement or arrangement with respect to voting of such Company Shares other than as set forth on Section 3.2(b) of the Company Disclosure Letter.

7. Termination; Effect of Termination.

(a) This Agreement will terminate automatically and without further action of the Parties upon the termination of the Transaction Agreement in accordance with its terms. Section 1 and Section 2 will terminate automatically and without further action of the Parties upon the Effective Time.

(b) Upon termination of this Agreement or any provisions hereof, no party will have any further obligations or liabilities under this Agreement or such provisions (as applicable), except that (i) such termination will not relieve any Party from liability for any Deliberate and material breach by such Party of this Agreement or such provisions prior to termination and (y) this Section 7(b) and Section 8 (as applicable to Section 7(b)) will survive any such termination.

8. Miscellaneous.

(a) Costs and Expenses. Except as expressly provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement will be paid by the Party incurring such expense.

(b) Modification or Amendment. The Parties may modify or amend this Agreement by written agreement of Parent, the Company one or more Company Shareholders, except that no such amendment will be effective as to any specific Company Shareholder without the prior written consent of such Company Shareholder. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

(c) Waiver. The terms and provisions of this Agreement may be waived only by a written document executed by the Party or Parties granting such waiver. Each such waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver. No failure or delay by a Party to exercise any right, power or remedy under this Agreement, and no course of dealing among the Parties, will operate as a waiver of any such right, power or remedy of such Party. All remedies hereunder are cumulative, and the election of any remedy by a Party will not constitute a waiver of the right of such Party to pursue other available remedies.

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(d) Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement.

(e) Governing Law; Venue; Waiver of Jury Trial.

(i) This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(ii) All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (A) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (B) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or any transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 8(g) or such other manner as may be permitted by Law will be valid and sufficient service of process.

(iii) EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

(f) Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate any transaction contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) the Parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to

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enforce specifically the terms and provisions hereof without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8(f) will not be required to provide any bond or other security in connection with any such order or injunction.

(g) Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iii) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day.

If to Parent or Sponsor:

Bespoke Capital Acquisition Corp.

c/o Bespoke Capital Partners

115 Park Street, 3rd Floor

London, W1K 7AP, United Kingdom

Attention: Mark Harms Email: mark.harms@bespokecp.com

with a copy to:

Jones Day

250 Vesey Street

New York, NY 10281

Attention: Robert A. Profusek

E-mail: raprofusek@jonesday.com

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If to the Company:

Vintage Wine Estates, Inc. 205

Concourse Boulevard

Santa Rosa, CA 95403

Attention: Patrick A. Roney

E-mail: pat@vintagewineestates.com

with a copy to:

Foley & Lardner LLP

321 North Clark Street, Suite 3000

Chicago, IL 60654

Attention: Patrick Daugherty

E-mail: pdaugherty@foley.com

If to a Company Shareholder, Pat Roney or Sonoma Brands, to the address set forth for such Party on the applicable signature page hereto.

(h) Entire Agreement. This Agreement (including the all exhibits hereto) and, as among the Company, Parent and Sponsor, the Transaction Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

(i) No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

(j) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (i) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(k) Interpretation; Construction.

(i) The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference will be to a Section of or Exhibit to this Agreement unless

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otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(ii) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(l) Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the Company and Parent. Any purported assignment in violation of this Agreement is void.

(m) Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the representations, warranties, covenants or other obligations or agreements set forth herein with respect to such Party.

(n) Further Assurances. Without further consideration, each Party will execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further actions as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

PARENT:

BESPOKE CAPITAL ACQUISITION CORP.

Name:

Title:

SPONSOR:

BESPOKE SPONSOR CAPITAL LP

Name:

Title:

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY:

VINTAGE WINE ESTATES,INC.

Patrick A. Roney, Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

PATRICK A. RONEY (solely with respect to Section 4(c), Section 6 and Section 8 (as applicable to Section 4(c) and Section 6)):	SONOMA BRANDS PARTNERS II, LLC (solely with respect to Section 4(c), Section 6 and Section 8 (as applicable to Section 4(c) and Section 6))

Patrick A. Roney	Name:
Title:

Address for Notice:	Address for Notice:
Pat Roney	[ADDRESS]
205 Concourse Boulevard	[CITY, STATE ZIP]
Santa Rosa, California 95403	Attention: [NAME]
pat@vintagewineestates.com	[EMAIL]

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

MARITAL TRUST D UNDER THE LESLIE G. RUDD LIVING TRUST U/A/D 3/31/1999, AS AMENDED	SLR NON-EXEMPT TRUST U/A/D 4/21/2018

Darrell D. Swank, Trustee	Darrell D. Swank, Trustee

Steven Kay, Trustee	Steven Kay, Trustee

Patrick Roney, Trustee

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

PATRICK A. RONEY AND LAURA G. RONEY TRUST

Name:

Title:	Trustee

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

SONOMA BRANDS II, L.P.		SONOMA BRANDS II SELECT, L.P.

By:	[•], its General Partner	By:	[•], its General Partner

By:	[•], its [•]	By:	[•], its [•]

Name:	Name:

Title:	Title:

SONOMA BRANDS VWE CO-INVEST, L.P.

By:	[•], its General Partner

By:	[•], its [•]

Name:

Title:

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

TGAM AGRIBUSINESS FUND HOLDINGS L.P.

By:	TGAM AGRIBUSINESS FUND GP LLC, its General Partner

By:	AGR Partners, LLC, its Sole Member

Dan Masters, Managing Director

[Signature Page to Company Support Agreement]

COMPANY SHAREHOLDERS:

SEAN RONEY

Sean Roney

[Signature Page to Company Support Agreement]

EXHIBIT A

Current Company Shares

EXHIBIT B

Amended and Restated Articles of Incorporation

EXHIBIT C

Bylaws

Exhibit C

Investor Rights Agreement

Exhibit C

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated [•], 2021, is among Vintage Wine Estates, Inc., a Nevada corporation (“Parent”), Bespoke Sponsor Capital LP (“Sponsor”), Patrick A. Roney in his capacity as the Roney Representative and the parties listed as VWE Investors on the signature pages hereto (collectively, the “VWE Investors”) and the party listed as Fund Investor on the signature pages hereto (the “Fund Investor”, together with Sponsor and the VWE Investors, the “Investors”). Capitalized terms used but not defined herein or in Annex A have the meanings given in the Transaction Agreement.

RECITALS

A. Parent, Sponsor, VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Vintage Wine Estates, Inc., a California corporation (the “Company”), are the primary parties to a Transaction Agreement, dated February [•], 2021 (the “Transaction Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent; and

B. The Transaction Agreement contemplates that Parent, Sponsor and the VWE Investors (the “Parties”) have entered into this Agreement, which is effective and conditioned upon the occurrence of the Closing without further action.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I LOCK-UP AGREEMENTS

1.1 Specified Investor Lock-up. During the Lock-up Period, subject to Section 1.3, each Specified Investor agrees that such Specified Investor will not Transfer any (i) Common Shares or any equity securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Shares that were issued to such Specified Investor pursuant to the Merger on the Closing Date (including shares resulting from the Domestication described in Section 1.2(a)(iii) of the Transaction Agreement, (ii) Earnout Shares, and (iii) Common Shares issued with respect to such securities referred to in clauses (i) and (ii) by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event (“Transaction Common Shares”).

1.2 Hedging Included. The foregoing restriction also prohibits each Specified Investor from engaging in any hedging or other transaction during the Lock-up Period which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Specified Investor’s Transaction Common Shares even if such Transaction Common Shares would be disposed of by someone other than the Specified Investor. Such prohibited hedging or other transactions during such periods would include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of such Specified Investor’s Transaction Common Shares or with respect to any security that includes, relates to or derives any significant part of its value from such Transaction Common Shares.

1.3 Lock-up Exceptions. Notwithstanding anything else to the contrary in this Agreement, subject to the conditions below, each Specified Investor may Transfer its Transaction Common Shares during the applicable Lock-up Period in connection with (i) transfers or distributions to such Specified Investor’s direct or indirect Affiliates or to the estates of any of the foregoing; (ii) transfers by bona fide gift to a member of such Specified Investor’s immediate family or to a trust, the beneficiary of which is such Specified Investor or members of such Specified Investor’s immediate family for estate planning purposes; (iii) by virtue of the laws of descent and distribution upon death of such Specified Investor; (iv) pursuant to a qualified domestic relations order, (v) transfers to Parent’s or Sponsor’s officers, directors or their Affiliates, (vi) pledges of Transaction Common Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by such Specified Investor (provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers), (vii) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control (provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, Transaction Common Shares subject to this Agreement will remain subject to this Agreement), (viii) the establishment of a trading plan pursuant to Rule 10b5-1 under the U.S. Exchange Act (provided, however, that such plan does not provide for the transfer of Transaction Common Shares during the Lock-up Period), (ix) transfers to satisfy tax withholding obligations in connection with the exercise of rights to purchase Common Shares or the vesting of stock-based awards; provided, however, that, in the case of any transfer pursuant to the foregoing clauses (i) through (v), it will be a condition to any such transfer that (A) the transferee or donee agrees to be bound by the terms of this Agreement (including the restrictions set forth in the preceding sentence) to the same extent as if such person were a party hereto and (B) each party (donor, donee, transferor or transferee) will not be required by Law to make, and will agree not to voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-up Period, other than ordinary course beneficial ownership filings as required by Law or listing requirements. In the case of any Specified Investor that is an entity, the Transfers permitted by this Section 1.3 will also apply to the person or entity that is the ultimate beneficial owner of all or a portion of the equity interests therein and therefore any such Transfers will be deemed permitted pursuant to this Section 1.3.

1.4 Transfers After Lock-up Period. After the applicable Lock-up Period, the Specified Investors will collaborate in good faith on sales of Transaction Common Shares (excluding (a) sales of fewer than 1% of the Common Shares outstanding pursuant to Rule 10b5-1 plans, (b) other open-market sales of fewer than 1% of outstanding Common Shares in any calendar quarter, and (c) sales pursuant to the registration rights granted in Article IV) with the objective of preventing artificial depression of Common Share trading prices for a substantial period.

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ARTICLE II PARENT BOARD AND OTHER VOTING MATTERS

2.1 Initial Parent Board. Immediately following the consummation of the Merger, and pursuant to Section 5.17(a) of the Transaction Agreement, the Parent Board will be composed of the directors specified on Annex 5.17(a) to the Transaction Agreement.

2.2 Roney Directors. Until the annual meeting of Parent’s shareholders (the “Parent Shareholders”) held in 2028 (the “2028 Annual Meeting”):

(a) Subject to the terms of this Agreement, the Roney Representative may designate up to five individuals, at least two of whom will qualify as independent directors under listing requirements then applicable to the Common Shares (collectively, the “Roney Nominees”), for inclusion by Parent and the Parent Board, acting through the nominating committee of the Parent Board (the “Nominating Committee”), in the slate of nominees recommended to the Parent Shareholders for election as directors at any annual or special meeting of the Shareholders at which directors of Parent are to be elected. Notwithstanding the foregoing, if the combined beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding Common Shares over which the Roney Representative has control solely pursuant to Section 2.2(c) or Section 2.5) of the Major Investors:

(i) (A) is reduced by at least 50%, but less than 75%, from that owned on the Closing Date (excluding reductions to the extent due to (1) the sale of Common Shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to three Roney Nominees;

(ii) (A) is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to due to (1) the sale of Common Shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to two Roney Nominees; and

(iii) represents less than the Minimum Number, the Roney Representative will, without further action, no longer have any nomination rights hereunder.

(b) Except as otherwise provided herein, so long as the Roney Representative is entitled to designate Roney Nominees pursuant to Section 2.2(a) (the “Roney Director Designation Period”), in furtherance of that right: (i) in connection with each meeting or consent solicitation of Parent Shareholders at or by which directors are to be elected, the Parent Board (including any committee thereof) will nominate and

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recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to Parent Shareholders, and the Specified Investors will vote for, each Roney Nominee and (ii) Parent, acting through the Parent Board (including any committee thereof), will fill any vacancy of a Roney Nominee on the Parent Board with a Roney Nominee upon the Roney Representative’s request.

(c) During the Roney Director Designation Period, by execution of this Agreement, each Specified Investor agrees to appoint the Roney Representative, with full power of substitution and resubstitution, as such Specified Investor’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Specified Investor’s rights with respect to the Common Shares owned by such Specified Investor as of the relevant record date, to vote each of such Common Shares solely for the election or reelection of the Roney Nominees. Such appointment is coupled with an interest hereunder and is intended to be irrevocable for the purposes of this Agreement and for the duration of the Roney Director Designation Period.

(d) Notwithstanding anything herein to the contrary, Parent will not be obligated to nominate or recommend the election or reelection of a Roney Nominee to the Parent Board (i) whom the Nominating Committee determines would not be qualified under applicable Law, rule or regulation to serve as a director of Parent or (ii) if the Parent Board, the Nominating Committee or another duly authorized committee of the Parent Board, after consultation with outside counsel, determines that so doing would be inconsistent with its fiduciary duties under applicable Law or would violate applicable Law.

2.3 Sponsor Directors. Until the 2028 Annual Meeting:

(a) Subject to the terms of this Agreement, Sponsor may designate up to four individuals, at least one of whom will qualify as an independent director under listing requirements then applicable to the Common Shares (collectively, the “Sponsor Nominees”), for inclusion by Parent and the Parent Board, acting through the Nominating Committee, in the slate of nominees recommended to the Parent Shareholders for election as directors at any annual or special meeting of the Shareholders at which directors of Parent are to be elected. Notwithstanding the foregoing, if the beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding Common Shares over which Sponsor has control solely pursuant to Section 2.3(c)) of Sponsor:

(i) (A) is reduced by at least 50%, but less than 75%, from that owned on the Closing Date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, Sponsor will, without further action, only be entitled to designate up to two Sponsor Nominees;

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(ii) (A) is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to new issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, Sponsor will, without further action, only be entitled to designate up to one Sponsor Nominee; and

(iii) represents less than the Minimum Number, Sponsor will, without further action, no longer have any nomination rights hereunder.

(b) Except as otherwise provided herein, so long as Sponsor is entitled to designate Sponsor Nominees pursuant to Section 2.3(a) (the “Sponsor Director Designation Period”), in furtherance of that right: (i) in connection with each meeting or consent solicitation of Parent Shareholders at or by which directors are to be elected, the Parent Board (including any committee thereof) will nominate and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to Parent Shareholders, and the Specified Investors will vote for, each Sponsor Nominee and (ii) Parent, acting through the Parent Board (including any committee thereof), will fill any vacancy of a Sponsor Nominee on the Parent Board with a Sponsor Nominee upon Sponsor’s request.

(c) During the Sponsor Director Designation Period, by execution of this Agreement, each Specified Investor agrees to appoint Sponsor, with full power of substitution and resubstitution, as such Specified Investor’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Specified Investor’s rights with respect to the Common Shares owned by such Specified Investor as of the relevant record date, to vote each of such Common Shares solely for the election or reelection of the Sponsor Nominees. Such appointment is coupled with an interest hereunder and is intended to be irrevocable for the purposes of this Agreement and for the duration of the Sponsor Director Designation Period.

(d) Notwithstanding anything herein to the contrary, Parent will not be obligated to nominate or recommend the election or reelection of a Sponsor Nominee to the Parent Board (i) whom the Nominating Committee determines would not be qualified under applicable Law, rule or regulation to serve as a director of Parent or (ii) if the Parent Board, the Nominating Committee or another duly authorized committee of the Parent Board, after consultation with outside counsel, determines that so doing would be inconsistent with its fiduciary duties under applicable Law or would violate applicable Law.

2.4 Director Vacancies. Each Specified Investor agrees to vote, or cause to be voted, all Common Shares beneficially owned by such Specified Investor, or over which such Specified Investor has voting control, from time to time and at all times, in whatever manner is necessary to ensure that (a) no director may be removed from office unless (i) such removal is directed or approved by the affirmative vote of (A) Sponsor, with respect to any Sponsor Nominee, or (B) the Roney Representative, with respect to any Roney Nominee, or (ii) the applicable Director Designation Period has expired and (b) during the applicable Director Designation Period, any vacancies created by the resignation, removal or death of a Roney Nominee or a Sponsor Nominee will be filled pursuant to the provisions of this Article II. Parent and the Parent

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Board will take all actions necessary to fill such vacancy with such replacement director promptly upon written notice to Parent of the name of such replacement director by Sponsor, with respect to any Sponsor Nominee, or the Roney Representative, with respect to any Roney Nominee, subject, in each case, to the provisions of Section 2.2(d) or Section 2.3(d), as applicable. In the event that the size of the Parent Board is increased or decreased, then the number of individuals that the Roney Representative or Sponsor will have the right to designate under Section 2.2 or Section 2.3, as applicable, will be proportionally adjusted (rounded up or down to the nearest whole number) such that, following such change in the size of the Parent Board, the number of Roney Nominees or Sponsor Nominees, as applicable, as a percentage of the total number of directors on the Parent Board is equal to the number of individuals that the Roney Representative or Sponsor, as applicable, was entitled to designate as a percentage of the total number of directors on the Parent Board immediately prior to such change in size.

2.5 General Proxy. During the General Proxy Period, by execution of this Agreement, each of the Major Investors excluding the Roney Representative (the “Proxy Investors”) hereby appoints the Roney Representative, with full power of substitution and resubstitution, as such Proxy Investor’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Proxy Investor’s rights with respect to the Common Shares owned by such Proxy Investor as of the Closing Date or hereafter acquired, to vote each such Common Share at each annual or special meeting of shareholders of Parent (or at any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting) on all matters other than, in the case of Sponsor, the Reserved Matters and, in the case of all Major Investors, those matters covered by the proxies set forth in Section 2.2 and Section 2.3. Each Proxy Investor intends this proxy to be irrevocable during the General Proxy Period and coupled with an interest hereunder and hereby revokes any proxy previously granted by such Proxy Investor with respect to the Common Shares owned by such Proxy Investor as of the Closing Date or hereafter acquired. Notwithstanding any provision of this Agreement to the contrary, the proxy granted by each Sponsor pursuant to this Section 2.5 will not apply to any Reserved Matter.

2.6 Transferred Shares. Notwithstanding anything in this Agreement to the contrary, any Common Shares Transferred for consideration at a time and in a manner not prohibited by this Agreement will be Transferred free and clear of any proxy granted pursuant to this Article II (and any such proxy will be of no further force and effect), excluding, for the avoidance of doubt, any Transfer at any time of the type described in Section 1.3 (so long as it will be a condition to any such Transfer that the transferee or donee agrees to be bound by the terms of this Agreement to the same extent as if such person were a party hereto).

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ARTICLE III REDEMPTION RIGHT

3.1 Redemption Right.

(a) PPP Note. Each VWE Investor acknowledges and agrees to be bound by the terms of Section 5.23 of the Transaction Agreement as if it were a party thereto. In accordance with Section 5.23 of the Transaction Agreement, to the extent that any portion of the PPP Note has not been forgiven prior to the Closing, on the earlier of (a) the Surviving Company’s receipt of notice from the applicable lender or the applicable Governmental Entity that any or all of the PPP Note will not be forgiven and (b) the date that is 18 months after the Closing Date (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable Governmental Entity will not have been received by the Surviving Company prior thereto), Parent will redeem from the VWE Investors and the VWE investors will tender to Parent, for no consideration, Common Shares (the “PPP Redemption Shares”) having an aggregate value calculated pursuant to Section 5.23(b)(iii)(2) of the Transaction Agreement (valuing each Common Share at $10). The redemption and tender of the PPP Redemption Shares will be pro rata based on each VWE Investor’s proportionate ownership of the aggregate Common Shares owned by the VWE Investors, in each case, as of immediately after the Effective Time. For the avoidance of doubt, the transactions contemplated by this Section 3.1(a) will not be subject to the transfer limitations set forth in Article I.

(b) Each VWE Investor acknowledges and agrees to be bound by the terms of Section 2.1(f)(ii) of the Transaction Agreement as if it were a party thereto. In accordance with Section 2.1(f)(ii) of the Transaction Agreement, to the extent that there is a Merger Consideration Deficit (such Merger Consideration Deficit to consist of one NV Parent Common Share for every $10 increment, and provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less, subject to Section 2.8(b) of the Transaction Agreement) in excess of the Adjustment Escrow Deposit, Parent will redeem from the VWE Investors and the VWE Investors will tender to Parent, for no consideration, Common Shares (the “Adjustment Redemption Shares”) having an aggregate value equal to such excess, valuing each Common Share at $10. The redemption and tender of the Adjustment Redemption Shares will be pro rata based on each VWE Investor’s proportionate ownership of the aggregate Common Shares owned by the VWE Investors, in each case, as of immediately after the Effective Time. For the avoidance of doubt, the transactions contemplated by this Section 3.1(b) will not be subject to the transfer limitations set forth in Article I.

ARTICLE IV REGISTRATION RIGHTS

4.1 Demand Registration.

(a) Request. With respect to (x) Registrable Securities for which the applicable Lock-up Period has expired pursuant to the terms of this Agreement and (y) any Registrable Securities held by the Fund Investor, (i) any Major Investor holding not less than 10% of the Registrable Securities held by all VWE Investors, (ii) Sponsor, or (iii) the Fund Investor (such Investor or Investors being, collectively, a “Demanding Investor”) may make a written request to Parent for the Registration with the SEC under the U.S. Securities Act of all or part of such Demanding Investor’s Registrable Securities, which request will specify the number of shares of Registrable Securities to

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be disposed of by such Demanding Investor and the proposed plan of distribution therefor. Upon the receipt of any request for Registration pursuant to this Section 4.1(a), Parent will promptly notify the other Investors of the receipt of such request. Upon the receipt of any request for Registration made in accordance with the terms of this Section 4.1(a), Parent will use its reasonable best efforts to effect, at the earliest practicable date, such Registration under the U.S. Securities Act of:

(i) the Registrable Securities that Parent has been so requested to Register by the Demanding Investor, and

(ii) all Registrable Securities that Parent has been requested to Register by the other Investors pursuant to a written request given to Parent within 15 days after the giving of written notice by Parent to such other Investors of the request by the Demanding Investor;

all to the extent necessary to permit the disposition (in accordance with Section 4.1(b)) of the Registrable Securities so to be Registered; provided that,

(A) Parent will not be required to effect more than a total of six demand Registrations pursuant to this Section 4.1(a) for the VWE Investors and the Fund Investor, collectively, and will not be required to effect more than a total of three demand Registrations pursuant to this Section 4.1(a) for Sponsor;

(B) if the intended method of distribution is an underwritten public offering, then Parent will not be required to effect such Registration pursuant to this Section 4.1(a) unless such underwriting will be conducted on a “firm commitment” basis;

(C) if Parent has previously effected a Registration pursuant to this Section 4.1(a) or has previously effected a Registration of which notice has been given to the Investors pursuant to Section 4.2 or Section 4.3, then Parent will not be required to effect any Registration pursuant to this Section 4.1(a) until a period of 180 days will have elapsed from the date on which such previous Registration ceased to be effective;

(D) any Investor whose Registrable Securities were to be included in any such Registration pursuant to this Section 4.1(a), by written notice to Parent, may withdraw such request and, on Parent’s receipt of notice of such withdrawal with respect to a number of shares of Registrable Securities such that the Investor that has not elected to withdraw does not hold, in the aggregate, the requisite amount of shares of Registrable Securities to require or initiate a request for a Registration under clause (E) of this Section 4.1(a), Parent will not be required to effect such Registration; provided that, if the Investor that has elected to withdraw its request for Registration agrees to pay the Expenses related to such Registration, then the request for Registration will not be counted for purposes of determining the number of Registrations to which such Investor is entitled pursuant to this Section 4.1(a); and

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(E) Parent will not be required to effect any Registration to be effected pursuant to this Section 4.1(a) unless the shares of Registrable Securities proposed to be sold in such Registration have an aggregate price (calculated based upon the Market Price of such shares of Registrable Securities as of the date of such request) of at least $10,000,000.

(b) Registration Statement Form. Registrations under Section 4.1(a) will be on Form S-1 or, if permitted by law, Form S-3 (or, in either case, any successor forms thereto) and will permit the disposition of the Registrable Securities pursuant to an underwritten offering unless the Demanding Investor determines otherwise, in which case pursuant to the method of disposition determined by such Demanding Investor.

(c) Effective Registration Statement. A Registration requested pursuant to Section 4.1(a) will not be deemed to have been effected:

(i) unless a registration statement with respect thereto has been declared effective by the SEC and remains effective in compliance with the provisions of the U.S. Securities Act and the laws of any state or other jurisdiction applicable to the disposition of the shares of Registrable Securities covered by such registration statement until such time as all of such shares of Registrable Securities have been disposed of in accordance with such registration statement or there ceases to be any shares of Registrable Securities;

(ii) if, after it has become effective, such Registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other Governmental Entity or court for any reason other than a violation of applicable Law solely by the Demanding Investor, and such Registration has not thereafter again become effective; or

(iii) if, in the case of an underwritten offering, the conditions to closing specified in an underwriting agreement to which Parent is a party are not satisfied or waived other than by reason of any breach or failure by the Demanding Investor.

Any holder of Registrable Securities to be included in a registration statement may at any time withdraw a request for registration made pursuant to Section 4.1(a) in accordance with Section 4.1(a)(ii)(D).

(d) Selection of Underwriters. The managing underwriter of each underwritten offering, if any, of Registrable Securities to be Registered pursuant to Section 4.1(a) will be a nationally recognized investment bank selected by agreement of Parent and the Selling Investor owning the largest number of shares of Registrable Securities to be Registered.

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(e) Priority in Requested Registration. If a Registration under this Section 4.1 involves an underwritten public offering and the managing underwriter of such underwritten offering advises Parent in writing (with a copy to each Selling Investor requesting that Registrable Securities be included in such registration statement) that, in such underwriter’s opinion, the number of shares of Registrable Securities requested to be included in such Registration exceeds the number of such securities that can be sold in such offering within a price range that is acceptable to the Selling Investor owning the largest number of shares of Registrable Securities requested to be included in such Registration, as stated by such Selling Investor to such managing underwriter, then Parent will include in such registration, to the extent of the number and type of securities that Parent is advised can be sold in such offering, the following: (i) first, all shares of Registrable Securities requested to be Registered and sold for the account of the Demanding Investor; (ii) second, any shares of Registrable Securities that the other Selling Investors have requested be included in such Registration pursuant to Section 4.1(a), (iii) third, any securities to be Registered and sold for the account of Parent, and (iv) fourth, other securities requested to Registered, if any.

4.2 Shelf Registration.

(a) Registration Statement Covering Resale of Registrable Securities. Parent will prepare and file or cause to be prepared and filed with the SEC, no later 45 days following the date that Parent becomes eligible to use Form S-3 or its successor form (the “S-3 Eligibility Date”), a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the U.S. Securities Act Registering the resale from time to time by Investors of all of the Registrable Securities then held by or then issuable, including the Common Shares issuable as Earnout Shares, to Investors that are not covered by an effective registration statement on the S-3 Eligibility Date (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement will be on Form S-3 or another appropriate form permitting Registration of such Registrable Securities for resale by such Investors. Parent will use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the U.S. Securities Act at all times until the expiration of the Effectiveness Period.

(b) Notification of Effectiveness. Parent will notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement.

(c) SEC Limitations. Notwithstanding the Registration obligations set forth in this Section 4.2 and Section 4.5, in the event the SEC informs Parent that, as a result of the application of Rule 415, not all of the Registrable Securities can be Registered for resale as a secondary offering on a single registration statement, then Parent agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the SEC and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be Registered by the SEC on

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Form S-3 or such other form available to Register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Parent will be obligated to use its commercially reasonable efforts to advocate with the SEC for the Registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff (the “SEC Guidance”), including the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be Registered on a particular registration statement as a secondary offering (and notwithstanding that Parent used diligent efforts to advocate with the SEC for the Registration of all or a greater number of Registrable Securities), then, unless otherwise directed in writing by a holder to further limit its Registrable Securities to be included in such registration statement, the number of securities to be Registered on such registration statement will be reduced pro rata in accordance with the number of shares of Registrable Securities that each Investor has requested be included in such registration statement, regardless of the number of shares of Registrable Securities, subject to a determination by the SEC that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event that Parent amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clause (i) or (ii) above, Parent will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to Parent or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to Register for resale those Registrable Securities that were not Registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

(d) Takedown.

(i) If Parent receives a request from the holders of Registrable Securities with an estimated market value of at least $1,000,000 (the requesting holder(s) will be referred to herein as the “Requesting Holder”) that Parent effect the Underwritten Takedown of all or any portion of the Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then Parent will promptly give notice of such requested Underwritten Takedown (each such request will be referred to herein as a “Demand Takedown”) at least 10 Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Demand Takedown to the other Investors and thereupon will use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of, (i) subject to the restrictions set forth in Section 4.6(b)(i), all Registrable Securities for which the Requesting Holder has requested such offering under Section 4.2(a), and (ii) subject to the restrictions set forth in Section 4.6(b)(i), all other Registrable Securities that any Selling Investors have requested Parent to offer by request received by Parent within seven Business Days after such holders receive Parent’s notice of the Demand Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered. Promptly after the expiration of such seven-Business Day-period, Parent will notify all Selling Investors of the identities of the other Selling Investors and the number of shares of Registrable Securities requested to be included therein.

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(ii) Parent will only be required to effectuate two Underwritten Takedowns within any six-month period.

(iii) If the managing underwriter in an Underwritten Takedown advises Parent and the Requesting Holder that, in its view, the number of shares of Registrable Securities requested to be included in such underwritten offering exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold, then the shares included in such Underwritten Takedown will be reduced in accordance with the process and priority set forth in Section 4.6(b)(i).

(iv) Registrations effected pursuant to this Section 4.2 will be counted as demand Registrations effected pursuant to Section 4.1.

(v) Selection of Underwriters. The managing underwriter of each underwritten offering, if any, of Registrable Securities to be Registered pursuant to Section 4.2(a) will be a nationally-recognized investment bank selected by agreement of Parent and the Selling Investor owning the largest number of shares of Registrable Securities to be Registered.

4.3 Piggyback Registration.

(a) If Parent proposes to Register any of its securities under the U.S. Securities Act by Registration on any form other than Form S-4 or Form S-8 (or any successor or similar form(s)), whether pursuant to Registration rights granted to other holders of its securities or for sale for its own account, then it will give prompt written notice to each Investor of its intention to do so and of such Investors’ rights under this Section 4.3, which notice, in any event, will be given at least 30 days prior to such proposed Registration. Upon the written request of an Investor that holds Registrable Securities (a “Piggyback Requesting Investor”) made within 15 days after such Investor’s receipt of any such notice from Parent, which request will specify the Registrable Securities intended to be disposed of by such Piggyback Requesting Investor, Parent will, subject to Section 4.6(b), effect the Registration under the U.S. Securities Act of all Registrable Securities that Parent has been so requested to Register by the Piggyback Requesting Investors; provided that:

(i) prior to the effective date of the registration statement filed in connection with such Registration and promptly following receipt of notification by Parent from the managing underwriter (if an underwritten offering) of the price at which such securities are to be sold, Parent will advise each Piggyback Requesting Investor of such price, and such Piggyback Requesting Investor will then have the right, exercisable in its sole discretion by delivery of written notice

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to Parent within five Business Days of such Piggyback Requesting Investor being advised of such price, irrevocably to withdraw its request to have its Registrable Securities included in such registration statement, without prejudice to the rights of any holder or holders of Registrable Securities to include Registrable Securities in any future Registration (or Registrations) pursuant to this Section 4.3 or to cause such Registration to be effected as a Registration under Section 4.1(a), as the case may be;

(ii) if at any time after giving written notice of its intention to Register any securities and prior to the effective date of the registration statement filed in connection with such Registration, Parent determines for any reason not to Register or to delay Registration of such securities, then Parent may, at its election, give written notice of such determination to each Piggyback Requesting Investor and (A) in the case of a determination not to Register, will be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from any obligation of Parent to pay the Expenses in connection therewith), without prejudice, however, to the rights of any Investor to include Registrable Securities in any future Registration (or Registrations) pursuant to this Section 4.3 or to cause such Registration to be effected as a Registration under Section 4.1(a), as the case may be, and (B) in the case of a determination to delay Registering, will be permitted to delay Registering any Registrable Securities for the same period as the delay in Registering such other securities; and

(iii) if such Registration was initiated by Parent for its own account and involves an underwritten offering, then each Piggyback Requesting Investor will sell its Registrable Securities on the same terms and conditions as those that apply to Parent, and the managing underwriter of each such underwritten public offering will be a nationally-recognized investment bank selected by Parent.

(b) No registration effected under this Section 4.3 will relieve Parent of its obligation to effect any demand Registration under Section 4.1(a), and no registration effected pursuant to this Section 4.3 will be deemed to have been effected pursuant to Section 4.1(a).

4.4 Expenses. Parent will pay all Expenses in connection with any Registration initiated pursuant to Section 4.1(a) or Section 4.2, whether or not such registration ultimately becomes effective or all or any portion of the Registrable Securities originally requested to be included in such Registration is ultimately included in such registration.

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4.5 Registration Procedures.

(a) Obligations of Parent. Whenever Parent is required to effect any Registration under the U.S. Securities Act as provided in Section 4.1(a), Section 4.2 and Section 4.3, Parent will, as expeditiously as possible:

(i) prepare and file with the SEC (which filing will, in the case of any Registration pursuant to Section 4.1(a), be made on or before the date that is 90 days after the receipt by Parent of the written request from the relevant Demanding Investor) the requisite registration statement to effect such registration and thereafter use its reasonable best efforts to cause such registration statement to become and remain effective; provided, however, that Parent may discontinue any Registration of its securities other than shares of Registrable Securities (and, under the circumstances specified in Section 4.8(b), its securities that are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

(ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the U.S. Securities Act and the U.S. Exchange Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the plan of distribution disclosed in such registration statement (the “Effectiveness Period”);

(iii) furnish to each Selling Investor and each underwriter, if any, the number of copies reasonably requested by such Selling Investor or underwriter of (A) such drafts and final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and any documents incorporated by reference), (B) such drafts and final versions of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the U.S. Securities Act, in conformity with the requirements of the U.S. Securities Act, and (C) such other documents as such Selling Investor or underwriter may reasonably request in writing;

(iv) use its reasonable best efforts to (A) Register or qualify all Registrable Securities and other securities, if any, covered by such registration statement under such securities laws (or “blue sky” laws) of such states or other jurisdictions within the United States as the Selling Investors reasonably request in writing, (B) keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and (C) take any other action that may be necessary or reasonably advisable to enable such Selling Investors to consummate the disposition in such jurisdictions of the securities to be sold by such Selling Investors, except that Parent will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not (but for the requirements of this subsection) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

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(v) use its reasonable best efforts to cause all Registrable Securities and other securities, if any, covered by such registration statement to be Registered with or approved by such other Governmental Entity as may be necessary in the opinion of counsel to Parent and counsel to the Selling Investors to enable the Selling Investors to consummate the disposition of such Registrable Securities;

(vi) use its reasonable best efforts to obtain and, if obtained, furnish to each Selling Investor, and each such Selling Investor’s underwriters, if any, (A) a signed opinion of counsel for Parent, dated the effective date of such registration statement (and, if such Registration involves an underwritten offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters), reasonably satisfactory (based on the customary form and substance of opinions of issuers’ counsel customarily given in such offerings) in form and substance to such Selling Investor, and (B) a “cold comfort” letter, dated the effective date of such registration statement (and, if such Registration involves an underwritten offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters) and signed by the independent Registered public accounting firm that has certified Parent’s financial statements included or incorporated by reference in such registration statement, reasonably satisfactory (based on the customary form and substance of “cold comfort” letters of issuers’ independent Registered public accounting firms customarily given in such offerings) in form and substance to such Selling Investor, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the independent Registered public accounting firm’s comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuers’ counsel and in independent Registered public accounting firms’ comfort letters delivered to underwriters in underwritten public offerings of securities;

(vii) (A) notify each Selling Investor and seller of any other securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the U.S. Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and (B) at the written request of any such Selling Investor or any seller of other securities, promptly prepare and furnish to such Selling Investor a reasonable number of copies of a supplement to or an amendment of such prospectus so that, as thereafter delivered to the purchasers of such securities, such prospectus, as supplemented or amended, will not include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

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(viii) use its reasonable best efforts to obtain the withdrawal at the earliest possible moment of any order suspending the effectiveness of a registration statement relating to the Registrable Securities;

(ix) make available to its security holders, as soon as reasonably practicable, an earning statement covering a period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earning statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 promulgated thereunder, and furnish to each Selling Investor and to the managing underwriter, if any, at least 10 days prior to the filing thereof a copy of any amendment or supplement to any registration statement or prospectus containing such earning statement;

(x) otherwise comply with all applicable rules and regulations of the SEC and any other Governmental Entity having jurisdiction over the offering;

(xi) if the Common Shares are then listed on a national securities exchange, use its reasonable best efforts to cause all Registrable Securities covered by a registration statement to be listed on such exchange;

(xii) provide a transfer agent and registrar for the Registrable Securities covered by a registration statement no later than the effective date thereof;

(xiii) enter into such agreements (including an underwriting agreement in customary form) and take such other actions as the Investor holding the largest number of shares of Registrable Securities covered by such registration statement reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities, including customary indemnification;

(xiv) if requested by the managing underwriter(s) or the Selling Investor holding the largest number of shares of Registrable Securities being sold in connection with an underwritten offering, promptly (A) incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) and such Investor agree should be included therein relating to the plan of distribution with respect to such Registrable Securities (including information with respect to the number of shares of Registrable Securities being sold to such underwriters and the purchase price being paid therefor by such underwriters) and relating to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and (B) make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and

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(xv) cooperate with the Selling Investors and the managing underwriter, if any, (A) to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold that do not bear any restrictive legends and (B) to enable such Registrable Securities to be in such share amounts and Registered in such names as the managing underwriter or, if none, the Selling Investor holding the largest number of shares of Registrable Securities being sold, may request at least three Business Days prior to any sale of Registrable Securities.

(b) Delivery of Investor Information. As a condition to the obligations of Parent to complete any Registration pursuant to this Agreement with respect to the Registrable Securities of an Investor, such Investor must furnish to Parent in writing such information (the “Investor Information”) regarding itself, the Registrable Securities held by it and the intended methods of disposition of the Registrable Securities held by it as are necessary to effect the Registration of such Investor’s Registrable Securities and as may be reasonably requested in writing by Parent. At least 30 days prior to the first anticipated filing date of a registration statement for any Registration under this Agreement, Parent will notify in writing each Investor of the Investor Information that Parent is requesting from that Investor, whether or not such Investor has elected to have any of its Registrable Securities included in the registration statement. If within ten days prior to the anticipated filing date Parent has not received the requested Investor Information from an Investor, then Parent may file the registration statement without including Registrable Securities of that Investor.

(c) Prospectus Distribution. Each Investor agrees that, as of the date that a final prospectus is made available to it for distribution to prospective purchasers of Registrable Securities, such Investor will cease to distribute copies of any preliminary prospectus prepared in connection with the offer and sale of such Registrable Securities. Each Investor further agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 4.5(a)(vii), such Investor will discontinue such Investor’s disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.5(a)(vii) and, if so directed by Parent, will deliver to Parent (at Parent’s expense) all copies, other than permanent file copies, then in such Investor’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. If any event of the kind described in Section 4.5(a)(vii), occurs and such event is the fault solely of an Investor or Investors due to the inaccuracy of the Investor Information provided by such Investor(s) for inclusion in the registration statement, then such Investor (or Investors) will pay all Expenses attributable to the preparation, filing and delivery of any supplemented or amended prospectus contemplated by Section 4.5(a)(vii).

4.6 Underwritten Offerings.

(a) Requested Underwritten Offerings. If requested by the underwriters in connection with a request for a Registration under Section 4.1(a) that is a firm commitment underwritten offering, then Parent and each Selling Investor will enter into a firm commitment underwriting agreement with such underwriters for such offering, such agreement to (i) be reasonably satisfactory in substance and form to Parent and

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the Selling Investor owning the largest number of shares of Registrable Securities to be included in such Registration and (ii) contain such representations and warranties by Parent and each Selling Investor and such other terms as are customary in agreements of that type, including indemnification and contribution to the effect and to the extent provided in Section 4.9.

(b) Piggyback Underwritten Offerings; Priority.

(i) If Parent proposes to Register any of its securities under the U.S. Securities Act for its own account as contemplated by Section 4.2 and such securities are to be distributed by or through one or more underwriters, and if the managing underwriter of such underwritten offering advises Parent in writing (with a copy to the Piggyback Requesting Investors) that if all shares of Registrable Securities requested to be included in such Registration were so included, in such underwriter’s opinion, the number and type of securities proposed to be included in such Registration would exceed the number and type of securities that could be sold in such offering within a price range acceptable to Parent (such writing to state the basis for the underwriter’s opinion and the approximate number and type of securities that may be included in such offering without such effect), then Parent will include in such Registration pursuant to Section 4.2, to the extent of the number and type of securities that Parent is so advised can be sold in such offering, (A) first, securities that Parent proposes to issue and sell for its own account, (B) second, shares of Registrable Securities requested to be Registered by Piggyback Requesting Investors pursuant to Section 4.2, pro rata among the Piggyback Requesting Investors on the basis of the number of shares of Registrable Securities requested to be Registered by all such Piggyback Requesting Investors, and (C) third, other securities, if any.

(ii) Any Investor may withdraw its request to have all or any portion of its Registrable Securities included in any such offering by notice to Parent within 10 days after receipt of a copy of a notice from the managing underwriter pursuant to this Section 4.6(b).

(c) Investors to be Parties to Underwriting Agreement. The holders of Registrable Securities to be distributed by underwriters in an underwritten offering contemplated by Section 4.6(b) will be parties to the underwriting agreement between Parent and such underwriters, and any such Investor, at its option, may reasonably require that any or all of the representations and warranties by, and the other agreements on the part of, Parent to and for the benefit of such underwriters will also be made to and for the benefit of such Investor and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Investor. Neither such Investor nor any of its Affiliates will be required to make any representations or warranties to or agreements with Parent or the underwriters other than representations, warranties or agreements regarding such Investor or Affiliate, such holder’s shares of Registrable Securities and such holder’s intended plan of distribution.

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(d) Holdback Agreements.

(i) Each Investor agrees, unless otherwise agreed to by the managing underwriter for any underwritten offering pursuant to this Agreement, not to effect any sale or distribution of any equity securities of Parent or securities convertible into or exchangeable or exercisable for equity securities of Parent, including any sale under Rule 144 under the U.S. Securities Act, during the 10 days prior to the date on which an underwritten Registration of Registrable Securities pursuant to Section 4.1 or Section 4.2 has become effective and until 90 days after the effective date of such underwritten registration, except as part of such underwritten Registration or to the extent that such Investor is prohibited by applicable Law from agreeing to withhold securities from sale or is acting in its capacity as a fiduciary or an investment adviser. Without limiting the scope of the term “fiduciary,” a holder will be deemed to be acting as a fiduciary or an investment adviser if its actions or the securities proposed to be sold are subject to the Employee Retirement Income Security Act of 1974, as amended, the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended, or if such securities are held in a separate account under applicable insurance law or regulation.

(ii) Parent agrees (A) not to effect any public offering or distribution of any equity securities of Parent, or securities convertible into or exchangeable or exercisable for equity securities of Parent, during the 10 days prior to the date on which any underwritten Registration pursuant to Section 4.1(a) or Section 4.2 has become effective and until 90 days after the effective date of such underwritten registration, except as part of such underwritten registration, and (B) to cause each holder of any equity securities, or securities convertible into or exchangeable or exercisable for equity securities, in each case acquired from Parent at any time on or after the Closing Date (other than in a public offering), to agree not to effect any public offering or distribution of such securities during such period.

(iii) The foregoing restrictions are in addition to any share holdback agreements to which an Investor is party.

4.7 Preparation: Reasonable Investigation.

(a) Registration Statements. In connection with the preparation and filing of each registration statement under the U.S. Securities Act pursuant to this Agreement, Parent will (i) give representatives (designated to Parent in writing) of each Selling Investor, the underwriters, if any, and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of all underwriters and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of the Selling Investors (as a group), the reasonable opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, (ii) upon reasonable advance notice to Parent, give each of them such reasonable access to all financial and other records,

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corporate documents and properties of Parent and its Subsidiaries as necessary, in the reasonable opinion of such Selling Investors’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the U.S. Securities Act, and (iii) upon reasonable advance notice to Parent, provide such reasonable opportunities to discuss the business of Parent with Parent’s officers, directors and employees and the independent public accounting firm that has certified Parent’s financial statements as is necessary, in the reasonable opinion of such Selling Investors’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the U.S. Securities Act.

(b) Confidentiality. Each Investor will maintain the confidentiality of any confidential information received from or otherwise made available by Parent to such Investor. Information that (i) is or becomes available to an Investor from a public source other than as a result of a disclosure by such Investor or any of its Affiliates, (ii) is disclosed to an Investor by a third-party source that the Investor reasonably believes is not bound by an obligation of confidentiality to Parent, (iii) is or becomes required to be disclosed by an Investor by law, including by court order, or (iv) is independently developed by an Investor, will not be deemed to be confidential information for purposes of this Agreement. No Investor will grant access, and Parent will not be required to grant access, to information under this Section 4.6 to any Person that will not agree to maintain the confidentiality (to the same extent an Investor is required to maintain confidentiality) of any confidential information received from or otherwise made available to such Investor by Parent under this Agreement.

4.8 Postponements.

(a) Failure to File. If Parent fails to file any registration statement to be filed pursuant to a request for Registration under Section 4.1(a), the Demanding Investor requesting such Registration will have the right to withdraw the request for registration. Any such withdrawal must be made by giving written notice to Parent within 20 days after, in the case of a request pursuant to Section 4.1(a), the date on which a registration statement would otherwise have been required to have been filed with the SEC under Section 4.5(a)(i). In the event of such withdrawal, the request for Registration will not be counted for purposes of determining the number of registrations to which the Investor is entitled pursuant to Section 4.1. Parent will pay all Expenses incurred in connection with a request for Registration withdrawn pursuant to this paragraph.

(b) Adverse Effect. Parent will not be obligated to file any registration statement, or file any amendment or supplement to any registration statement, and may suspend any Selling Investor’s rights to make sales pursuant to any effective registration statement, at any time (but not to exceed two times in any 12-month period) Parent, in the good faith judgment of the Parent Board, reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would adversely affect a pending or proposed public offering of Parent’s securities, a material financing, or a material acquisition, merger, recapitalization, consolidation, reorganization or similar transaction, or negotiations, discussions or pending proposals

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with respect thereto. The filing of a registration statement, or any amendment or supplement thereto, by Parent cannot be deferred, and the Selling Investors’ rights to make sales pursuant to an effective registration statement cannot be suspended, pursuant to the provisions of the immediately preceding sentence for more than 10 days after the abandonment or consummation of any of the foregoing proposals or transactions or for more than 60 days after the date of the Parent Board’s determination referenced in such sentence. If Parent suspends the Selling Investors’ rights to make sales pursuant hereto, the applicable Registration period will be extended by the number of days of such suspension.

4.9 Indemnification.

(a) By Parent. In connection with any registration statement filed by Parent pursuant to Section 4.1 or Section 4.2, to the fullest extent permitted by law, Parent will and hereby agrees to indemnify and hold harmless (i) each Investor and seller of any Registrable Securities covered by such registration statement, (ii) each other Person who participates as an underwriter in the offering or sale of such securities, (iii) each other Person, if any, who controls (within the meaning of the U.S. Exchange Act) such Investor or seller or any such underwriter, and (iv) their respective shareholders, members, directors, officers, managers, employees, partners, agents and Affiliates (each, a “Parent Indemnitee”), in each case against any losses, claims, damages, liabilities (including actions or proceedings, whether commenced or threatened, in respect thereof, whether or not such indemnified party is a party thereto), joint or several, and expenses, including the reasonable fees, disbursements and other charges of legal counsel and reasonable costs of investigation, in each case to which such Parent Indemnitee may become subject under the U.S. Securities Act or otherwise (collectively, a “Loss” or “Losses”), to the extent such Losses arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were Registered or otherwise offered or sold under the U.S. Securities Act or otherwise, any preliminary prospectus, final prospectus or summary prospectus related thereto, or any amendment or supplement thereto, or any document incorporated by reference therein (collectively, “Offering Documents”), (B) any omission or alleged omission to state in such Offering Documents a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances in which they were made not misleading, or (C) any violation by Parent of any federal or state law, rule or regulation applicable to Parent and relating to action required of or inaction by Parent in connection with any such registration; provided, however, that, Parent will not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Offering Documents in reliance upon and in conformity with information furnished to Parent in writing by or on behalf of such Parent Indemnitee stating that it is for use therein; and provided, further, that Parent will not be liable to any Person who participates as an underwriter in the offering or sale of shares of Registrable Securities, or who controls (within the meaning of the U.S. Exchange Act) such underwriter, in any such case to the extent that any such Loss arises out of such Person’s failure to send or give a copy of the final prospectus (including any documents incorporated by reference

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therein), as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. The foregoing indemnity will remain in full force and effect regardless of any investigation made by or on behalf of any Parent Indemnitee and will survive the transfer of such securities by such Parent Indemnitee.

(b) By Investors and Sellers. In connection with any registration statement filed by Parent pursuant to Section 4.1 or Section 4.2 in which an Investor has Registered for sale shares of Registrable Securities, each such Investor or seller of shares of Registrable Securities will, and hereby agrees to, indemnify and hold harmless to the fullest extent permitted by Law (i) Parent and each of its directors, officers, employees, agents, Affiliates and each other Person, if any, who controls (within the meaning of the U.S. Exchange Act) Parent and (ii) each other seller and such other seller’s directors, officers, managers, agents and Affiliates (each, an “Investor Indemnitee”), in each case against all Losses to the extent such Losses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Offering Document or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of circumstances in which they were made not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made by Parent in reliance upon and in conformity with information furnished to Parent in writing by or on behalf of such Investor or other seller of shares of Registrable Securities stating that it is for use therein; provided, however, that the liability of such indemnifying party under this Section 4.9(b) will be limited to the amount of the net proceeds (after giving effect to underwriting discounts and commissions) received by such indemnifying party in the sale of Registrable Securities giving rise to such liability. The foregoing indemnity will remain in full force and effect regardless of any investigation made by or on behalf of the Investor Indemnitee and will survive the transfer of such securities by such indemnifying party.

(c) Notice of Loss, Etc. Promptly after receipt by an indemnified party of written notice of the commencement of any action or proceeding involving a Loss referred to in Section 4.9(a) or Section 4.9(b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; but the failure of any indemnified party to give notice as provided herein will not relieve the indemnifying party of its obligations under Section 4.9(a) or Section 4.9(b) except to the extent that the indemnifying party is materially and actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, (i) the indemnifying party will be entitled to participate in and, unless in the indemnified party’s reasonable judgment a conflict of interest exists between the indemnified and indemnifying parties in respect of such Loss, to assume and control the defense thereof, at its own expense, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to the indemnified party, and (ii) after its assumption of the defense thereof, the indemnifying party will not be liable to the indemnified party for any

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legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation, unless in the indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defense thereof. No indemnifying party will be liable for any settlement of any such action or proceeding effected without the indemnifying party’s written consent, which will not be unreasonably withheld. No indemnifying party will, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the indemnified party of a release from all liability in respect of such Loss or which requires action on the part of the indemnified party or otherwise subjects the indemnified party to any obligation or restriction to which it would not otherwise be subject.

(d) Contribution. If the indemnification provided for in Section 4.9(a) or Section 4.9(b) are for any reason be unavailable in respect of any Loss, then, in lieu of the amount paid or payable under Section 4.9(a) or Section 4.9(b), the indemnified party and the indemnifying party under Section 4.9(a) or Section 4.9(b), as applicable, will contribute to the aggregate Losses (including legal or other expenses reasonably incurred in connection with investigating the same) (i) in such proportion as is appropriate to reflect the relative fault of Parent and the prospective sellers of Registrable Securities covered by the registration statement that resulted in such Loss with respect to the statements, omissions or action that resulted in such Loss, as well as any other relevant equitable considerations or (ii) if the allocation provided by the preceding clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect the relative benefits received by Parent, on the one hand, and such prospective sellers, on the other hand, from their sale of Registrable Securities; provided that, for purposes of this clause (ii), the relative benefits received by the prospective sellers will be deemed not to exceed the amount received by such sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the U.S. Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligations, if any, of the Selling Investors to contribute as provided in this subsection (d) are not joint but are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement. In addition, no Person will be obligated to contribute amounts under this Section 4.9(d) in payment for any settlement of any Loss effected without such Person’s consent, not to be unreasonably withheld, conditioned or delayed.

(e) Other Indemnification. Parent will, in connection with any registration statement filed by Parent pursuant to Section 4.1(a) or Section 4.2, and each Investor who has Registered for sale of Registrable Securities will, with respect to any required Registration or other qualification of securities under any federal or state law or regulation of any Governmental Entity other than the U.S. Securities Act, indemnify Investor Indemnitees and Parent Indemnitees, respectively, against Losses, or, to the extent that indemnification will be unavailable to an Investor Indemnitee or a Parent Indemnitee, contribute to the aggregate Losses of such Investor Indemnitee or Parent Indemnitee in a manner similar to that specified in the preceding subsections of this Section 4.9 (with appropriate modifications).

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(f) Indemnification Payments. The indemnification and contribution required by this Section 4.9 will be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when any Loss is incurred and is due and payable.

4.10 Registration Rights to Others. If Parent at any time hereafter provides to any holder of any securities of Parent rights with respect to the Registration of such securities under the U.S. Securities Act, then such rights must not be in conflict with or adversely affect any of the rights provided to the holders of Registrable Securities in, or conflict (in a manner that adversely affects holders of Registrable Securities) with any other provisions included in, this Agreement without the prior written consent of Sponsor and the Roney Representative.

4.11 Adjustments Affecting Registrable Securities. Without the written consent of each Investor, Parent will not affect or permit to occur any combination, subdivision or reclassification of Registrable Securities that would materially and adversely affect the ability of the Investors to include shares of such Registrable Securities in any Registration of Parent’s securities under the U.S. Securities Act or the marketability of such Registrable Securities under any such Registration or other offering.

4.12 Rule 144 and Rule 144A. Parent will take all actions reasonably necessary to enable the Investors to sell Registrable Securities without Registration under the U.S. Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the U.S. Securities Act, (b) Rule 144A under the U.S. Securities Act, or (c) any similar rules or regulations hereafter adopted by the SEC, including Parent’s filing on a timely basis all reports required to be filed under the U.S. Exchange Act. Upon the written request of any Investor, Parent will deliver to such Investor a written statement as to Parent’s compliance with such requirements.

4.13 Calculation of Registrable Securities. For purposes of this Agreement, all references to a percentage or number of shares of Registrable Securities will be calculated based upon the number of shares of Registrable Securities, as the case may be, reported as outstanding in the last periodic report filed with the SEC at the time such calculation is made and will exclude any Registrable Securities owned by Parent or any Subsidiary of Parent.

4.14 Termination of Registration Rights. Parent’s obligations under Section 4.1, Section 4.2 and Section 4.3 to Register Registrable Securities for sale under the U.S. Securities Act with respect to any Investor will terminate on the first date on which no shares of Registrable Securities are held by such Investor.

ARTICLE V MISCELLANEOUS

5.1 Modification or Amendment. This Agreement may be amended and Parent may take action herein prohibited, or omit to perform any act herein required to be performed by it, if and only if Parent has obtained the prior written consent of each Major Investor who then holds at least 5% of the outstanding Common Shares.

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5.2 Waiver. The terms and provisions of this Agreement may be waived only by a written document executed by the Party or Parties granting such waiver. Each such waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver. No failure or delay by a Party to exercise any right, power or remedy under this Agreement, and no course of dealing among the Parties, will operate as a waiver of any such right, power or remedy of such Party. All remedies hereunder are cumulative, and the election of any remedy by a Party will not constitute a waiver of the right of such Party to pursue other available remedies. For the avoidance of doubt, Parent may not waive its rights pursuant to Article III without the prior consent of Sponsor.

5.3 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement. Notwithstanding anything to the contrary in this Agreement, this Agreement will not be effective, and the Parties will have no obligations whatsoever hereunder, unless and until the Closing occurs, it being acknowledged and agreed that the effectiveness of this Agreement is expressly conditioned on the Closing occurring. This Agreement will automatically terminate upon any termination of the Transaction Agreement pursuant to Article VII thereof, and upon such termination will be of no further force or effect. Without limiting the foregoing, any VWE Investor who, pursuant to Section 5.18 of the Transaction Agreement, does not have the right to receive Common Shares at the Closing will be removed as a Party to this Agreement with no further action.

5.4 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(b) All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not

25

subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 5.6 or such other manner as may be permitted by Law will be valid and sufficient service of process.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

5.5 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 5.5, the Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties will be entitled to an injunction or injunctions, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of this Agreement and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 will not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, the other Parties acknowledge and agree that the rights of Parent pursuant to Article V may be specifically enforced by Sponsor.

5.6 Notices. All notices, requests and other communications among the Parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below, or to such other address or addresses as any such Party may from time to time designate to the others in writing. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery

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service; and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day. Such communications will be delivered:

(a) If to Parent, then to:

Vintage Wine Estates, Inc.

937 Tahoe Boulevard

Incline Village, NV 89451

E-mail: pat@vintagewineestates.com

with copies (which shall not constitute notice) to:

Foley & Lardner LLP

321 North Clark Street, Suite 3000

Chicago, IL 60654

Attention: Patrick Daugherty

E-mail: pdaugherty@foley.com

(b) If to the Roney Representative, then to:

Patrick A. Roney

998 Third Green Court

Incline Village, NV 89451

E-mail: pat@vintagewineestates.com

(c) If to a Roney Investor, then to such Investor (addressed by name) at:

998 Third Green Court

Incline Village, NV 89451

Attention: Patrick A. Roney

E-mail: pat@vintagewineestates.com

(d) If to a Rudd Investor, then to such Investor (addressed by name) at:

Leslie Rudd Investment Co.

2416 E. 37th Street North

Wichita, KS 67219

Attention: Darrell D. Swank

E-mail: Darrell.Swank@lrico.com

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with copies (which shall not constitute notice) to:

Leslie Rudd Investment Co.

2416 E. 37th Street North

Wichita, KS 67219

Attention: Angie Gregory

E-mail: Angie.Gregory@lrico.com

(e) If to Sponsor, then to:

Bespoke Capital Acquisition Corp.

c/o Bespoke Capital Partners

115 Park Street, 3rd Floor

London, W1K 7AP, United Kingdom

Attention: Mark Harms

Email: mark.harms@bespokecp.com

with copies (which shall not constitute notice) to:

Jones Day

250 Vesey Street

New York, NY 10281

Attention: Robert A. Profusek

E-mail: raprofusek@jonesday.com

(f) If to Fund Investor, then to the person and at the place specified in the signature pages hereto.

(g) If to a Sebastiani Investor, then to the person and at the place specified in the signature pages hereto.

5.7 Entire Agreement. This Agreement and, as among the Company, Parent and Sponsor, the Transaction Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

5.8 No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

5.9 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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5.10 Interpretation; Construction.

(a) The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

5.11 Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of Parent and, in the case of an assignment or delegation by the Roney Representative, Sponsor. Any purported assignment in violation of this Agreement is void.

5.12 Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the representations, warranties, covenants or other obligations or agreements set forth herein with respect to such Party.

5.13 Further Assurances. Without further consideration, each Party will execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further actions as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

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[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

RONEY REPRESENTATIVE:

By:
Name:	Patrick A. Roney

SPONSOR:

BESPOKE SPONSOR CAPITAL LP

By:
Name:
Title:

PARENT:

VINTAGE WINE ESTATES, INC.

By:
Name:	Patrick A. Roney
Title:	Chief Executive Officer

VWE INVESTORS:

MARITAL TRUST D UNDER THE LESLIE G. RUDD LIVING TRUST U/A/D 3/31/1999, AS AMENDED

By:
Name:	Darrell D. Swank
Title:	Trustee

By:
Name:	Steven Kay
Title:	Trustee

By:
Name:	Jason Snider
Title:	Trustee

By:
Name:	Angie Gregory
Title:	Trustee

SLR NON-EXEMPT TRUST UAD 4/21/2018

By:
Name:	Darrell D. Swank
Title:	Trustee

By:
Name:	Steven Kay
Title:	Trustee

By:
Name:	Patrick A. Roney
Title:	Trustee

By:
Name:	Jason Snider
Title:	Trustee

PATRICK A. RONEY AND LAURA G. RONEY TRUST

By:
Name:	Patrick A. Roney
Title:	Trustee

By:
Name:	Laura G. Roney
Title:	Trustee

SEAN RONEY

By:
Name:	Sean Roney

SONOMA BRANDS II, L.P.

By:
Name:	Jonathan Sebastiani
Title:

SONOMA BRANDS II SELECT, L.P.

By:
Name:	Jonathan Sebastiani
Title:

SONOMA BRANDS VWE CO-INVEST, L.P.

By:
Name:	Jonathan Sebastiani
Title:

Notices:

Name:
Address:
Email:
[signature pages for remaining VWE Investors and for Wasatch as “Fund Investor” to be added]

Annex A

Definitions

The following capitalized terms used herein have the following meanings:

“2028 Annual Meeting” is defined in Section 2.2.

“Agreement” is defined in the Preamble.

“Common Shares” means the shares of common stock of Parent.

“Company” is defined in the Recitals.

“Demand Takedown” is defined in Section 4.2(d)(i).

“Designated Directors” means the Roney Designated Directors and the Sponsor Designated Directors.

“Director Designation Period” means either the Roney Director Designation Period or the Sponsor Director Designation Period.

“Effectiveness Period” is defined in Section 4.5(a)(ii).

“Expenses” means all expenses incurred by Parent incident to Parent’s performance of or compliance with its obligations under this Agreement, including (a) all registration, filing and listing fees, (b) all fees, disbursements and other charges of counsel for Parent and of its independent registered public accounting firm, including the expenses incurred in connection with “cold comfort” letters required by or incident to such performance and compliance, and (c) all fees and expenses of other Persons retained by Parent, but excluding underwriting discounts and commissions and applicable transfer taxes, if any, which discounts, commissions and transfer taxes will be borne by the seller or sellers of Registrable Securities in all cases, along with all other expenses incurred by them except for the fees and expenses of one law firm engaged to represent all such Selling Investors.

“Form S-1” means a registration statement on Form S-1.

“Form S-3” means a registration statement on Form S-3 or any similar short-form registration that may be available at such time.

“Form S-4” means a registration statement on Form S-4.

“General Proxy Period” means the period beginning on the Closing Date and ending upon the earlier to occur of (a) seven years from the Closing Date and (b) the date on which the Roney Investors cease to own, in the aggregate, 10% or more of the outstanding Common Shares.

“Initial Major Investor Expiration Date” is defined in clause (a) of the definition of Lock-Up Period.

“Initial Non-Founder VWE Investor Expiration Date” is defined in clause (a) of the definition of Lock-Up Period.

“Investors” is defined in the Preamble.

“Investor Indemnitee” is defined in Section 4.9(b).

“Investor Information” is defined in Section 4.5(b).

“Lock-up Period” means:

(a) with respect to each Major Investor, the period commencing on the Closing Date and ending on (i) with respect to the first Releasing Portion, the date that is 18 months after the Closing Date (the “Initial Major Investor Expiration Date”), (ii) with respect to the next 16 Releasing Portions, the calendar day in each of the following 16 months that is the same calendar day as the Closing Date was with respect to the month in which the Closing occurred (or, if no such day exists in such month, then the last day of such month), and (iii) with respect to any remaining Transaction Common Shares of such Major Investor for which the Lock-up Period has not previously expired under clause (a)(i) or (a)(ii), the date that is 35 months after the Closing Date; and

(b) with respect to each Non-Founder VWE Investor, the period commencing on the Closing Date and ending on (i) with respect to the first Releasing Portion, the date that is six months after the Closing Date (the “Initial Non-Founder VWE Investor Expiration Date”), (ii) with respect to the next four Releasing Portions, the calendar day in each of the following four months that is the same calendar day as the Closing Date was with respect to the month in which the Closing occurred (or, if no such day exists in such month, then the last day of such month), and (iii) with respect to any remaining Transaction Common Shares of such Non-Founder VWE Investor for which the Lock-up Period has not previously expired under clause (b)(i) or (b)(ii), the date that is 11 months after the Closing Date.

“Loss” is defined in Section 4.9(a).

“Major Investors” means Sponsor, the Sebastiani Investors, the Roney Investors and the Rudd Investors.

“Market Price” means, on any date of determination, the average of the daily closing price of the Registrable Securities during the immediately preceding 30 days on which the national securities exchanges are open for trading.

“Material Stock Acquisition” means a transaction in connection with which Parent issues Common Shares representing more than 35% of the Common Shares then outstanding. Common Shares that underlie options or other derivative instruments are deemed “outstanding” for purposes of this definition if and to the extent that they are deemed outstanding under SEC Rule 13d-3.

“Merger” is defined in the Preamble.

“Merger Sub” is defined in the Recitals.

“Minimum Number” means 4% of the total number of Common Shares outstanding as of the relevant date or such lower percentage to which the Roney Representative or Sponsor, as applicable, may agree (such agreement not to be unreasonably withheld, conditioned or delayed) upon the request of the other. Common Shares that underlie options or other derivative instruments are deemed “outstanding” for purposes of this definition if and to the extent that they are deemed outstanding under SEC Rule 13d-3.

“New Registration Statement” is defined in Section 4.2(c).

“Nominating Committee” is defined in Section 2.2(a).

“Non-Founder VWE Investors” means the VWE Investors other than the Sebastiani Investors, the Roney Investors and the Rudd Investors.

“Offering Documents” is defined in Section 4.9(a).

“Parent” is defined in the Preamble.

“Parent Board” means the Board of Directors of Parent, composed of nine directors or such other number of directors as may be specified in the certificate of incorporation or bylaws of Parent or as determined by the Parent Board in accordance with such certificate or bylaws.

“Parent Indemnitee” is defined in Section 4.9(a).

“Piggyback Requesting Investor” is defined in Section 4.3(a).

“Proxy Investors” is defined in Section 2.5.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the U.S. Securities Act and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means the (a) Common Shares issued to the Investors in the Merger (including shares resulting from the Domestication described in Section 1.2(a)(iii) of the Transaction Agreement), (b) the Earnout Shares issuable to the VWE Investors pursuant to the terms of the Transaction Agreement, (c) all Common Shares issued to the Fund Investor prior to the date of this Agreement, and (d) all Common Shares issued to any Investor with respect to such securities referred to in clauses (a), (b) and (c) by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities has become effective under the U.S. Securities Act and such securities have been sold, transferred, disposed of or exchanged in accordance with such registration statement, (ii) such securities have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by Parent and subsequent public distribution of them will not require Registration under the U.S. Securities Act, (iii) such securities have ceased to be outstanding, or (iv) the Registrable Securities are saleable under Rule 144 without volume limitations under Rule 144.

“Releasing Portion” means (a) with respect to each Major Investor, 1/18 of the Transaction Common Shares held by such Major Investor on the Initial Major Investor Expiration Date (subject to adjustment for any issuance of Earnout Shares, share spilt or similar event or any Transfer of Transaction Common Shares permitted by Article I, in each case after the Initial Major Investor Expiration Date), and (b) with respect to each Non-Founder VWE Investor, 1/6 of the Transaction Common Shares held by such Non-Founder VWE Investor on the Initial Non-Founder VWE Investor Expiration Date (subject to adjustment for any issuance of Earnout Shares, share spilt or similar event or any Transfer of Transaction Common Shares permitted by Article I, in each case after the Initial Non-Founder VWE Investor Expiration Date).

“Requesting Holder” is defined in Section 4.2(d)(i).

“Resale Shelf Registration Statement” is defined in Section 4.2(a).

“Reserved Matter” means (a) the issuance of equity by Parent or the adoption of any equity plan by Parent, (b) any merger, consolidation or other business combination transaction to which Parent is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or Affiliate of Parent has an interest that is different from, or in addition to, the interests of Parent shareholders generally, (d) any amendment of Parent’s certificate of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of Parent shareholders or any particular Parent shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or contract.

“Roney Director Designation Period” is defined in Section 2.2(b).

“Roney Investors” means the Patrick A. Roney and Laura G. Roney Trust and Sean Roney.

“Roney Nominee” is defined in Section 2.2(a).

“Roney Representative” means Patrick A. Roney or, if he is not then living, the trustee of the Rudd Investor that owns a majority of the total Common Shares then held by the Rudd Investors.

“Rudd Investors” means Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended, the SLR Non-Exempt Trust U/A/D 4/21/2018 [and the Rudd Foundation].

“S-3 Eligibility Date” is defined in Section 4.2(a).

“Sebastiani Investors” means [Sonoma Brands II, L.P., Sonoma Brands II Select, L.P., and Sonoma Brands VWE Co-Invest, L.P.]

“SEC Guidance” is defined in Section 4.2(c).

“Selling Investor” means a holder of Registrable Securities requested to be Registered pursuant to this Agreement.

“Specified Investors” means the Investors other than the Fund Investor.

“Sponsor” is defined in the Preamble.

“Sponsor Director Designation Period” is defined in Section 2.3(b).

“Sponsor Nominee” is defined in Section 2.3(a).

“Transaction Agreement” is defined in the Recitals.

“Transaction Common Shares” is defined in Section 1.1.

“Transfer” means to (a) sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act with respect to any Common Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Common Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), but not a transfer of an equity interest in an Investor that is an entity.

“Underwritten Takedown” means an underwritten public offering of Registrable Securities pursuant to a Resale Shelf Registration Statement, as amended or supplemented.

“VWE Investors” is defined in the Preamble.

APPENDIX “C” – CONTINUANCE RESOLUTION

BE IT RESOLVED THAT:

1.

The continuance of Bespoke Capital Acquisition Corp. (“BCAC”), a corporation existing under the laws of the Province of British Columbia, to the State of Nevada, all as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted and BCAC is hereby authorized to apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act (British Columbia) (the “BCBCA”) for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada (the “Continuance”).

2.

BCAC is hereby authorized to apply to the proper office of the Secretary of the State of Nevada requesting that BCAC become a corporation under and continued into the State of Nevada under the name “Vintage Wine Estates, Inc.” as if it had been incorporated under the Nevada Revised Statutes of the State of Nevada.

3.	The Articles of Domestication providing for the continuation of BCAC out of British Columbia and into the State of Nevada pursuant to the Nevada Revised Statutes is hereby approved;

4.

Conditional upon the Continuance becoming effective, and effective on the issuance by the proper office of the State of Nevada of a Registration by way of Continuation, BCAC adopt and confirm the articles of incorporation, which are hereby approved and adopted as the articles of incorporation of New VWE Holdco (as defined in the Circular) substantially in the form set out in Appendix “H” to the Circular with such amendments as any one director or officer may approve, and all amendments to the aforesaid articles of incorporation and by-laws, as amended reflected therein are approved.

5.

Any one officer or any one director of BCAC is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments, and documents in writing, and to do all such other acts and things as in his or her opinion may be necessary and/or desirable in the name and on behalf of BCAC and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments, and documents and the doing of such other acts and things.

6.

The directors of BCAC may revoke these resolutions without further approval of the shareholders of BCAC at any time prior to the Transaction becoming effective in the event that they determine not to proceed with the Transaction.

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APPENDIX “D” – EXTENSION RESOLUTION

BE IT RESOLVED THAT:

1.

The permitted timeline for Bespoke Capital Acquisition Corp. (“BCAC”) to consummate the Transaction (as defined in the Circular) is hereby extended from May 15, 2021 to July 30, 2021 (the “Extension”).

2.

Any one officer or any one director of BCAC is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments, and documents in writing, and to do all such other acts and things as in his or her opinion may be necessary and/or desirable in the name and on behalf of BCAC and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments, and documents and the doing of such other acts and things.

3.

Notwithstanding that this resolution has been duly passed by the shareholders of BCAC, the directors of BCAC may revoke these resolutions without further approval of the shareholders of BCAC at any time in the event that they determine not to proceed with the Extension.

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APPENDIX “E” – SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

Division 2 of Part 8 (sections 237 to 247) of The BC Business Corporations Act, S.B.C. 2002, c.57

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by a court order; or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution; (h) in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)

a written statement that the dissenter requires the company to purchase all of the notice shares, (b) the certificates, if any, representing the notice shares, and (c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section. (2) The written statement referred to in subsection (1) (c) must (a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

that dissent is being exercised in respect of all of those other shares. (3) After the dissenter has complied with subsection (1), (a) the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

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(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

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Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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APPENDIX “F” – PROSPECTUS

F-1

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces and territories of Canada, other than Québec, but has not yet become final. Information contained in this preliminary prospectus may not be complete and may have to be amended. This preliminary prospectus does not constitute a public offering of securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Bespoke Capital Acquisition Corp. has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, with respect to the Transaction.

PRELIMINARY PROSPECTUS

Non-Offering Prospectus	March 12, 2021

BESPOKE CAPITAL ACQUISITION CORP.

(to be renamed Vintage Wine Estates, Inc. in connection

with its qualifying acquisition with Vintage Wine Estates, Inc.)

No securities are being offered pursuant to this prospectus. This prospectus is being filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Québec, by Bespoke Capital Acquisition Corp. (“BCAC”), which is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia. BCAC was organized for the purpose of effecting an acquisition, directly or indirectly, of one or more businesses or assets by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC that will qualify as its “qualifying acquisition”. Since no securities are being sold pursuant to this prospectus, no proceeds will be raised pursuant to this prospectus. BCAC raised U.S.$350 million of proceeds on the closing of its initial public offering which was completed on August 15, 2019 and a further U.S.$10 million on the closing of the over-allotment option on September 13, 2019, which were placed in an escrow account and will be released upon consummation of the Transaction (as defined herein) in accordance with the terms and conditions of the Escrow Agreement (as defined herein).

On February 4, 2021, BCAC announced that it had entered into a definitive agreement (the “Transaction Agreement”) with Vintage Wine Estates, Inc. (“VWE”) pursuant to which, among other things, BCAC shall acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of BCAC (the “Transaction”). The Transaction will constitute BCAC’s qualifying acquisition.

VWE, is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands and packaging concepts as well as craft spirits. Since its organization as a California corporation over 20 years ago, VWE has grown organically through brand creation and acquisitions to become the 15th largest wine producer based on cases of wine shipped in the United States. VWE has completed and integrated 20 acquisitions in the past 10 years and completed 10 acquisitions in the past five years. VWE generally acquires the brands and inventories of a targeted business, eliminating redundant corporate overhead. VWE then integrates the acquired assets into its highly efficient production and distribution networks, quickly increasing the sales and margins of the acquired business.

This prospectus is being filed in accordance with the TSX Company Manual (the “TSX Manual”) in connection with the completion of BCAC’s qualifying acquisition. Unless otherwise indicated, this prospectus has been prepared assuming that the Transaction has been completed.

Existing shareholders of BCAC (who, in the case of holders of Class A Restricted Voting Shares (as defined below), do not choose to submit their shares for redemption or exercise dissent rights with respect to such shares) will continue to hold an interest in BCAC after giving effect to the Transaction. In connection with the Transaction, BCAC will continue from the Province of British Columbia to the State of Nevada (the “Continuance”) and will be renamed “Vintage Wine Estates, Inc.” (referred to herein as “New VWE Holdco”). Following Closing (as defined herein), New VWE Holdco will own 100% of VWE, subject to the terms of the Transaction Agreement. See “Corporate Structure—Summary of the Transaction Agreement”.

Upon completion of the Transaction, New VWE Holdco’s share capital is expected to consist of • shares of New VWE Holdco common stock (the “New VWE Holdco common stock”), assuming no redemption or dissent rights exercised, no shares of New VWE Holdco preferred stock (the “New VWE Holdco preferred stock”), and there will be an aggregate of 26,000,000 share purchase warrants outstanding.

BCAC’s Class A restricted voting shares (“Class A Restricted Voting Shares”) and the share purchase warrants of BCAC (the “BCAC Warrants”) are listed for trading on the TSX under the symbol “BC.U” and “BC.WT.U”, respectively. The Class A Restricted Voting Shares began trading on The Global Market tier of the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BSPE”, on February 8, 2021. The closing price of the Class A Restricted Voting Shares and the BCAC Warrants on the TSX on February 3, 2021, the last trading day before the Transaction was announced, was U.S.$10.30 and U.S.$1.62, respectively, and the closing price on March 11, 2021, the last trading day before the date of this prospectus, was U.S.$10.02 and U.S.$0.99, respectively. The closing price of the Class A Restricted Voting Shares on Nasdaq on March 11, 2021, the last trading day before the date of this prospectus, was U.S.$9.99. If the Transaction is completed, BCAC will change its name to Vintage Wine Estates, Inc. and its common stock (including the common stock issued in the Merger) is expected to be listed on Nasdaq under the symbol “VWE” and its common stock and warrants are expected to be listed on the TSX under the symbols “VWE.U” and “VWE.WT.U”, respectively. The completion of the Transaction is conditional upon, among other things, approval by the TSX and Nasdaq.

An investment in New VWE Holdco is subject to a number of risks that should be carefully considered by investors. In reviewing this prospectus, an investor should carefully consider the matters described under the heading “Risk Factors”.

Pursuant to Nasdaq rules, the Transaction will also require the approval of a majority of the votes cast at a meeting of the holders of the Class A Restricted Voting Shares and the Class B Shares, voting as a combined class, held to consider, among other things, the Transaction. The Continuance will also require the approval of not less than 66 2/3% of the votes cast by holders of the Class A Restricted Voting Shares and the Class B Shares, voting as a combined class. If required, the Extension (as defined herein) will require the approval of a majority of the votes cast by holders the Class A Restricted Voting Shares.

As the Transaction constitutes BCAC’s qualifying acquisition, holders of Class A Restricted Voting Shares can submit for redemption all or a portion of their Class A Restricted Voting Shares provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deadline (as defined herein). Holders of Class A Restricted Voting Shares will also have rights of dissent under the BCBCA in respect of the Continuance. The procedures for exercising dissent rights will be described in detail in the management information circular to be delivered to BCAC Shareholders (as defined herein) in connection with the BCAC Shareholders’ Meeting (as defined herein) to be held in the second calendar quarter of 2021. However, given the presence of redemption rights no dissent rights are expected to be exercised, as exercise of dissent rights would be much more cumbersome as compared to redeeming. Holders of Class A Restricted Voting Shares will also be entitled to redeem their Class A Restricted Voting Shares with respect to the Extension whether they vote for or against, or do not vote on, the Extension.

A Redeeming Shareholder (as defined herein) will be entitled, subject to the conditions thereof, to receive an amount, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in BCAC’s escrow account, and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by BCAC. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the redemption amount per Class A Restricted Voting Share validly submitted will be paid on or about May 17, 2021.

Original purchasers of Class A Restricted Voting Shares and/or BCAC Warrants from the Underwriters (as defined herein) in BCAC’s initial public offering may, following Closing in certain circumstances, have a contractual right of action for rescission or damages against New VWE Holdco and certain other persons. See “Contractual Right of Action”.

This prospectus does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of New VWE Holdco or any subsidiary or affiliate related to New VWE Holdco nor should it or any part of it form the basis of, or be relied on in connection with any contract or commitment whatsoever.

The Company is currently an “SEC issuer” (as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards (“NI 52-107”)), and it is expected that following completion of the Transaction it will be an “SEC foreign issuer” (as such term is defined in NI 52-107).

Shareholders should be aware that the acquisition, holding and disposition of the securities described in this prospectus may have tax consequences in Canada, the United States and elsewhere depending on each particular shareholder’s specific circumstances. Shareholders should consult their own tax advisors with respect to such tax considerations. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

No underwriters have been involved in the preparation of this prospectus or performed any review or independent due diligence of the contents of this prospectus.

The head office of BCAC is currently located 115 Park Street, 3rdrd Floor, London, UK W1K 7A9 and the registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. The head office and registered office of New VWE Holdco will be located at 937 Tahoe Blvd., Incline Village, Nevada, 84951.

GLOSSARY OF TERMS	1
PROSPECTUS SUMMARY	9
NOTICE TO READERS	30
Non-GAAP Measures	31
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	31
MARKET, RANKING AND INDUSTRY DATA	34
TRADEMARKS, SERVICE MARKS AND TRADENAMES	34
CORPORATE STRUCTURE	35
Bespoke Capital Acquisition Corp.	35
Summary of the Transaction Agreement	35
Principal Steps of the Transaction	51
Other Agreements	52
Redemption Rights	55
Use of Proceeds	57
New VWE Holdco	57
VWE’S INDUSTRY/MARKET OVERVIEW	60
THE BUSINESS OF VWE	73
Overview	73
VWE’s Core Business Segments	74
VWE’s Diversified Portfolio	76
VWE’s Strengths	80
New VWE Holdco’s Growth Strategy	84
Vineyards and Production Facilities	88
Focus on Sustainable Growing Practices, Culture and Environmental Initiatives	91
Dependence on Major Customers	93
Trademarks and Intellectual Property	93
Regulatory Environment	93
Competition	94
Seasonality	95
Legal Proceedings	95
THE BUSINESS OF BCAC	96
THE CONTINUANCE	97
BACKGROUND AND REASONS FOR THE TRANSACTION	100
REGULATORY APPROVALS	108
ANTICIPATED ACCOUNTING TREATMENT	109
SELECTED CONSOLIDATED FINANCIAL INFORMATION	110
Pro Forma Consolidated Capitalization	113
DIVIDEND POLICY	115
MANAGEMENT’S DISCUSSION AND ANALYSIS	116

Non-GAAP Measures	116
Reconciliation of Non-GAAP Measures	116
Forward-Looking Statements	118
DESCRIPTION OF SECURITIES	120
New VWE Holdco common stock	120
New VWE Holdco preferred stock	121
OMNIBUS INCENTIVE PLAN DESCRIPTION	127
2021 Omnibus Incentive Plan	127
RIGHTS TO PURCHASE SECURITIES	132
BCAC Warrants	132
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	135
Lock-Up Agreements	135
BCAC Founder’s Shares	135
PRIOR SALES	136
PRINCIPAL SHAREHOLDERS	138
DIRECTORS AND EXECUTIVE OFFICERS	140
Directors	140
Executive Officers	141
Biographies	141
Other Reporting Issuer Experience	144
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	144
Majority Voting Policy	145
Conflicts of Interest	145
Limitation on Liability and Indemnification of Directors and Officers	145
DIRECTORS’ AND EXECUTIVE OFFICERS’ COMPENSATION	147
Named Executive Officers	147
Director Compensation	151
INDEBTEDNESS OF DIRECTORS AND OFFICERS	152
CORPORATE GOVERNANCE	152
Overview	152
Board Composition and Term	153
Board Committees	155
Role of the Board and Committees in Risk Oversight	156
Compensation Committee Interlocks and Insider Participation	157
Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors	157
Procedures with Respect to Review and Approval of Related Person Transactions	157
RISK FACTORS	159
Risks Related to New VWE Holdco’s Business	159
Risks Related to New VWE Holdco’s Financial Condition	169
Risks Related to the Transaction	171

v

Risks Related to New VWE Holdco’s Business Structure	174
General Risks Related to New VWE Holdco including Capital Structure, Public Company and Tax Status and Capital Financing Policies	174
General Risks	182
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	186
Currency Conversion	187
Exercise of New VWE Holdco Warrants	187
Dividends on New VWE Holdco Common Shares	187
Foreign Property Information Reporting	188
Offshore Investment Fund Property	188
Eligibility for Investment	189
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	190
General	190
Material U.S. Federal Income Tax Consequences of the Continuance to U.S. Holders	191
Tax Consequences for U.S. Holders of Warrants	195
Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants	195
Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights to U.S. Holders	197
Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights to Non-U.S. Holders	198
COMPARISON OF SHAREHOLDERS’ RIGHTS	199
PROMOTER	208
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	209
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	210
AUDITORS	211
REGISTRAR AND TRANSFER AGENT AND WARRANT AGENT	211
EXPERTS AND INTERESTS OF EXPERTS	212
MATERIAL CONTRACTS	213
WHERE YOU CAN FIND MORE INFORMATION	214
SECURITIES LAW EXEMPTIONS	216
CERTIFICATE OF BESPOKE CAPITAL ACQUISITION CORP. AND PROMOTER	C-1
APPENDIX A – BCAC FINANCIAL STATEMENTS	A-1
APPENDIX B – MANAGEMENT’S DISCUSSION AND ANALYSIS OF BCAC	B-1
APPENDIX C – VWE FINANCIAL STATEMENTS	C-1
APPENDIX D – MANAGEMENT’S DISCUSSION & ANALYSIS OF VWE	D-1
APPENDIX E – NEW VWE HOLDCO PRO FORMA FINANCIAL STATEMENTS	E-1
APPENDIX F – OMNIBUS INCENTIVE PLAN	F-1
APPENDIX G – NEW VWE HOLDCO ARTICLES OF INCORPORATION	G-1
APPENDIX H – NEW VWE HOLDCO BYLAWS	H-1

GLOSSARY OF TERMS

“2028 Annual Meeting” means the 2028 annual meeting of shareholders of New VWE Holdco;

“Adjustment Escrow Deposit” means 1,000,000 shares of New VWE Holdco common stock;

“Affiliate” means an affiliate as defined under National Instrument 45-106 – Prospectus Exemptions, as it exists upon the date hereof;

“allowable capital loss” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations—Disposition of Securities”;

“Antitrust Division” means the Antitrust Division of the Department of Justice;

“Articles” means the notice of articles and articles of BCAC prior to completion of the Transaction;

“Audit Committee” has the meaning ascribed to it under the heading “Corporate Governance—Board Committees”;

“B2B” means business-to-business;

“Base Merger Consideration” means a number of shares of New VWE Holdco common stock determined by dividing the Base Merger Consideration Amount by U.S.$10 and rounding down to eliminate any fractional share;

“Base Merger Consideration Amount” means U.S.$306,868,912 minus the Series B Preference Amount (as defined in the Transaction Agreement) minus the Remaining Cash Amount minus the MIP Payment Amount;

“BCAC” means Bespoke Capital Acquisition Corp.;

“BCAC Directors” has the meaning ascribed to it under the heading “Contractual Right of Action”;

“BCAC Dissent Rights” means the rights of dissent in respect of the Continuance under the BCBCA;

“BCAC Dissenting Shareholders” means BCAC Shareholders who duly exercise their BCAC Dissent Rights in accordance with the BCBCA;

“BCAC Dissenting Shares” means, in relation to a notice of dissent provided by a BCAC Dissenting Shareholder, the Class A Restricted Voting Shares in respect of which BCAC Dissent Rights are exercised under the notice of dissent;

“BCAC Financial Statements” means the audited financial statements of BCAC for the year ended December 31, 2020 and for the period from inception on July 8, 2019 to December 31, 2019, together with the notes thereto and the auditors’ report thereon, and attached to this prospectus as Appendix A;

“BCAC Founder’s Shares” means the 10,062,500 Class B Shares issued to the Sponsor, of which 1,062,500 were relinquished in connection with the partial exercise by the Underwriters of their over-allotment option;

“BCAC Founder’s Warrants” means the 12,000,000 share purchase warrants issued to BCAC’s Sponsor at an offering price of $1.00 per Founder’s Warrant at the closing of the IPO, with each whole Founder’s Warrant entitling the holder thereof, commencing 65 days following the closing of BCAC’s qualifying acquisition, to purchase one Class A Restricted Voting Share (and following the closing of the Transaction, one share of New VWE Holdco common stock) at a price of $11.50 per share, subject to adjustment;

“BCAC Shares” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations—General”;

1

“BCAC Shareholder Resolutions” has the meaning ascribed to it under the heading “Prospectus Summary—Conditions to the Transaction—Conditions to Each Party’s Obligations”;

“BCAC Shareholders” means the registered or beneficial holders of the Class A Restricted Voting Shares and the Class B Shares, as the context requires;

“BCAC Shareholders’ Meeting” means the meeting of shareholders of BCAC, expected to be held in the second calendar quarter of 2021 for the purpose of voting on the Continuance, the Merger and related matters, and the Extension;

“BCAC Warrantholders” means holders of BCAC Warrants;

“BCAC Warrants” means collectively, (A) the 18,000,000 share purchase warrants issued as part of the Class A Restricted Voting Units and (B) the 12,00,000 BCAC Founder’s Warrants, each of which having been issued under the Warrant Agreement and in respect of which, 65 days following the completion of the Transaction, will each entitle the holder thereof to purchase one Class A Restricted Voting Share (which, at such time, will represent one share of New VWE Holdco common stock) at a price of U.S$11.50, and each a “BCAC Warrant”;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bespoke” means Bespoke Capital Partners LLC, a Delaware limited liability company;

“Board” means the board of directors of New VWE Holdco;

“Business Day” means any day other than a Saturday, a Sunday or any other day on which banks are required or authorized to close in either the City of New York or the City of Toronto;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participant” has the meaning ascribed to it under the heading “Corporate Structure—Redemption Rights—Process for Redemption by Non-Registered Holders of Restricted Voting Shares”;

“Class A Restricted Voting Shares” means the Class A restricted voting shares in the capital of BCAC which are to be automatically converted into shares of New VWE Holdco common stock, and each a “Class A Restricted Voting Share”;

“Class A Restricted Voting Units” means the Class A restricted voting units offered to the public under the IPO at an offering price of U.S$10.00 per Class A restricted voting unit, each comprised of one Class A Restricted Voting Share and one-half of a BCAC Warrant;

“Class B Shares” means the Class B shares in the capital of BCAC which are to be automatically converted into shares of New VWE Holdco common stock, and each a “Class B Share”;

“Closing” has the meaning ascribed to it under the heading “Corporate Structure—Closing and Effective Time”

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Compensation Committee” has the meaning ascribed to it under the heading “Corporate Governance—Board Committees”;

“Consent Solicitation/Prospectus” means the consent solicitation/prospectus included in the Registration Statement;

“Continuance” means the continuance of BCAC from the Province of British Columbia to the State of Nevada, such continuance being referred to for the purposes of the laws of the State of Nevada as a “Domestication”;

2

“COVID-19” means severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2);

“DTC” means direct to consumer;

“Earnout Shares” means 5,726,864 shares of New VWE Holdco common stock (as may be adjusted pursuant to the Transaction Agreement);

“Effective Date” means the closing date of the Transaction;

“Effective Time” means the time at which the Merger becomes effective;

“Escrow Agent” means TSX Trust Company, in its capacity as escrow agent, under the Escrow Agreement, and its successors and permitted assigns;

“Escrow Agreement” means the escrow agreement dated August 15, 2019, among BCAC, the Escrow Agent, and the Underwriters;

“Estimated Merger Consideration Amount” means (a) the Base Merger Consideration Amount minus (b) the amount, if any, by which the Estimated Total Net Debt (as defined in the Transaction Agreement) exceeds the Target Total Net Debt (as defined in the Transaction Agreement) plus (c) the amount, if any, by which the Target Total Net Debt exceeds the Estimated Total Net Debt, plus (d) the amount, if any, by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital (each as defined in the Transaction Agreement), minus (e) the amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital;

“Exchange Agreement and Undertaking” means the exchange agreement and undertaking entered into by the Sponsor in favour of BCAC, the Underwriters and the TSX;

“Excluded Shares” means shares of VWE capital stock held by VWE or held in VWE’s treasury, which includes any repurchased shares;

“Extension” means, conditional on the Transaction not being completed on or prior to May 15, 2021, the extension of the Permitted Timeline for BCAC to complete the Transaction;

“Extension Resolution” means the ordinary resolution of the holders of Class A Restricted Voting Shares approving the Extension;

“Extraordinary Dividends” means any dividend, together with all other dividends payable in the same calendar year by New VWE Holdco, that has an aggregate absolute dollar value which is greater than U.S.$0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“FDA” means the U.S. Food and Drug Administration;

“Form 41-101F1” means Form 41-101F1 – Information Required in a Prospectus;

“forward-looking statements” has the meaning ascribed to it under the heading “Caution Regarding Forward-Looking Statements”;

“Founder Support Agreement” means the agreement dated as of February 3, 2021, between BCAC and the Sponsor;

“FTC” means the Federal Trade Commission;

3

“Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder;

“Investment Assets” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations—Investment Assets”;

“Investor Rights Agreement” has the meaning ascribed to it under the heading “Prospectus Summary—Investor Rights Agreement”;

“IPO” means BCAC’s initial public offering of 36,000,000 Class A Restricted Voting Units offered to the public under BCAC’s final long form prospectus dated August 8, 2019;

“IRS” means the U.S. Internal Revenue Service;

“JOBS Act” means the Jumpstart Our Business Startups Act;

“Kunde” means Kunde Enterprises, Inc.;

“Major Investors” means collectively, the Roney Investors, the Rudd Investors, the Sebastiani Investors and the Sponsor;

“Material Stock Acquisition” has the meaning ascribed to it under the heading “Corporate Structure—Other Agreements—Voting Agreements”;

“Merger” means the proposed merger of Merger Sub into VWE, with VWE surviving the Merger as the surviving corporation;

“Merger Consideration” means the Base Merger Consideration adjusted as follows: the Base Merger Consideration will be (i) increased at a rate of one share of New VWE Holdco common stock for each U.S.$10 increment that the Estimated Merger Consideration Amount is greater than the Base Merger Consideration Amount and (ii) decreased at a rate of one share of New VWE Holdco common stock for each U.S.$10 increment that the Estimated Merger Consideration Amount is less than the Base Merger Consideration Amount;

“Merger Sub” means VWE Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCAC;

“Minimum Number” has the meaning ascribed to it under the heading “Corporate Structure—Other Agreements—Voting Agreements”;

“MIP Payment Amount” means the aggregate amount payable to former holders of any VWE stock options cancelled at the Effective Time pursuant to the Transaction Agreement;

“Nasdaq” means The Nasdaq Stock Market LLC;

“NEOs” means named executive officers;

“New Employment Agreement” has the meaning ascribed to it under the heading “Employment Agreements”;

“New VWE Holdco” means BCAC after giving effect to the Transaction contemplated by the Transaction Agreement and to be renamed “Vintage Wine Estates, Inc.”;

“New VWE Holdco common stock” means the common stock, no par value per share, of New VWE Holdco;

4

“New VWE Holdco Constating Documents” means the articles of incorporation and bylaws of New VWE Holdco following the Continuance;

“New VWE Holdco preferred stock” means the preferred stock, no par value per share, of New VWE Holdco;

“New VWE Holdco Pro Forma Financial Statements” means the unaudited pro forma financial statements of New VWE Holdco, after giving effect to the Transaction, as at June 30, 2020, together with the notes thereto, and attached to this prospectus as Appendix E;

“New VWE Holdco Shareholders” means the registered or beneficial holders of the New VWE Holdco common stock and New VWE Holdco preferred stock at the applicable time;

“New VWE Holdco Warrants” means the warrants to acquire share of New VWE Holdco common stock;

“NI 52-107” means National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards;

“Nominating and Governance Committee” has the meaning ascribed to it under the heading “Corporate Governance—Board Committees”;

“Non-Canadian Resident Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Non-U.S. Holders” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations—Non-U.S. Holders”;

“NRS” means the Nevada Revised Statutes;

“Omnibus Incentive Plan” has the meaning ascribed to it under the heading “Omnibus Incentive Plan Description”;

“OSC” means the Ontario Securities Commission;

“Outside Date” has the meaning ascribed to it under the heading “Prospectus Summary—Termination”;

“PCAOB” means the U.S. Public Company Accounting Oversight Board;

“Per Share Adjustment Escrow Deposit” means the Adjustment Escrow Deposit divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares);

“Per Share Adjustment Escrow Release” means the number of shares New VWE Holdco common stock transferrable to the VWE shareholders upon release of all or a portion of the Adjustment Escrow Deposit pursuant to the Transaction Agreement divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares);

“Per Share Earnout Shares” means the number of Earnout Shares issued pursuant to the Transaction Agreement divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares);

“Per Share Merger Consideration” means the number of shares of New VWE Holdco common stock equal to the Merger Consideration divided by the number of shares of VWE capital stock outstanding immediately prior to the Effective Time (excluding Excluded Shares);

“Permitted Timeline” means the allowable time period within which BCAC must consummate its qualifying acquisition, being 18 months from the closing of the IPO (or 21 months from the closing of the IPO if BCAC has executed a definitive agreement for a qualifying acquisition within 18 months from the closing of the IPO but has not completed the qualifying acquisition within such 18-month period), as it may be extended or shortened as described in the IPO prospectus;

5

“PPP” means the loan program known as the Paycheck Protection Program;

“PPP Note” refers to a promissory note dated as of April 14, 2020, issued by VWE to Bank of the West, in the original principal amount of $6,524,977, issued pursuant to the loan program known as the Paycheck Protection Program under the CARES Act;

“Programs and Policies” has the meaning ascribed to it under the heading “Notice to Readers”;

“Redeeming Shareholder” means a holder of Class A Restricted Voting Shares who has validly elected to submit for redemption their Class A Restricted Voting Shares and who has not withdrawn such election;

“Redemption Amount” means an amount per Class A Restricted Voting Share, and, if applicable, per share of New VWE Holdco common stock into which such Class A Restricted Voting Shares may be converted, payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by BCAC, subject to the limitations described in the IPO prospectus;

“Redemption Deadline” means the date that is set by BCAC as the deadline for the holders of Class A Restricted Voting Shares to deposit their Class A Restricted Voting Shares for redemption in connection with the Transaction or Extension;

“Redemption Notice” has the meaning ascribed to it under the heading “Corporate Structure—Redemption Rights—Process for Redemption by Non-Registered Holders of Restricted Voting Shares”;

“Registration Statement” means BCAC’s registration statement on Form S-4 with respect to registration of the New VWE Holdco common stock to be issued in connection with the Transaction;

“Regulations” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Remaining Cash Amount” means U.S.$32,000,000 less the amount of the Series B Preference Amount (as defined in the Transaction Agreement);

“Repurchased Shares” has the meaning ascribed to it under the heading “Corporate Structure—Repurchase of Certain VWE Shares”;

“RESP” means a registered education savings plan;

“Roney Investors” means the Patrick A. Roney and Laura G. Roney Trust and Sean Roney;

“Roney Representative” as defined in the Investor Rights Agreement is Patrick A. Roney or, if he is not then living or is incapacitated, the trustee of the Rudd Investor that owns a majority of the total New VWE Holdco common stock then held by them.

“Roney Trust” means the Patrick A. Roney and Laura G. Roney Trust;

“RRIF” means a registered retirement income fund;

“RRSP” means a registered retirement savings plan;

6

“RSUs” mean restricted stock units;

“Rudd Investors” are the Rudd Trust and the SLR Trust;

“Rudd Trust” means Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended (as successor to the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended);

“Sarbanes Oxley Act” means the Sarbanes Oxley Act of 2002;

“SARs” means stock appreciation rights;

“SASB” means the Sustainability Accounting Standards Board;

“Sebastiani Investors” means Sonoma Brands II, L.P., Sonoma Brands II Select, L.P., and Sonoma Brands VWE Co-Invest, L.P.;

“SEC” means the U.S. Securities and Exchange Commission;

“SLR Trust” means the SLR Non-Exempt Trust U/A/D 4/21/2018 (as successor to the SLR 2012 Gift Trust U/A/D 12/31/2012);

“Specified Investors” means the Sponsor and all holders of VWE capital stock, excluding Wasatch;

“Sponsor” means Bespoke Sponsor Capital LP;

“Sponsor Nominee” has the meaning ascribed to it under the heading “Corporate Governance—Controlled Company Exemption”;

“Sunset Date” means the date of the first annual meeting of shareholders of New VWE Holdco that is held after the fifth anniversary of the effective date of the New VWE Holdco articles of incorporation;

“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended;

“Tax Proposals” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations—Disposition of the Securities”;

“TFSA” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations—Eligibility for Investment”;

“TGAM” means TGAM Agribusiness Fund Holdings LP, a Delaware limited partnership, and affiliated investment funds;

“Transaction” has the meaning ascribed to it under the heading “Prospectus Summary—Overview”;

“Transaction Agreement” means the Transaction Agreement dated February 3, 2021 among BCAC, Merger Sub, VWE, the Sponsor, and Darrel D. Swank as the seller representative;

“TSX” means the Toronto Stock Exchange;

“TSX Manual” means the TSX Company Manual;

7

“Underwriters” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restriction on Transfer—BCAC Founder’s Shares”;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Holders” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations—General”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Shareholder” has the meaning ascribed to it under the heading “U.S. Holders that Own 10% or More of BCAC”;

“VWE” means Vintage Wine Estates, Inc., a California corporation;

“VWE Audited Financial Statements” means the audited consolidated financial statements of VWE for the year ended June 30, 2020, six months ended June 30, 2019 and years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditors’ report thereon, and attached to this prospectus as Appendix C;

“VWE Credit Facility” means the Loan and Security Agreement, dated July 18, 2019, among VWE, Girard Winery, LLC, Mildara Blass, Inc., Grove Acquisition, LLC, Sabotage Wine Company, LLC, Grounded Wine Project, LLC, and Splinter Group Napa, LLC, as borrowers, Bank of the West, as administrative agent and collateral agent, and the other lenders party thereto, as amended;

“VWE Financial Statements” means, collectively, the VWE Audited Financial Statements and the unaudited interim consolidated financial statements of VWE as at and for the three and six months ended December 31, 2020 and December 31, 2019;

“VWE Investors” means the Roney Investors, the Rudd Investors and the Sebastiani Investors;

“VWE Support Agreement” means the support agreement dated February 3, 2021, among Bespoke Capital Acquisition Corp., Vintage Wine Estates, Inc., a California corporation, Bespoke Sponsor Capital LP, the VWE shareholders listed on the signature pages thereto, Patrick A. Roney and Sonoma Brands Partners II, LLC;

“Warrant Agent” means TSX Trust Company, in its capacity as warrant agent, under the Warrant Agreement, and its successors and permitted assigns;

“Warrant Agreement” means, the warrant agency agreement between BCAC and the Warrant Agent dated August 15, 2019, as it may be amended from time to time; and

“Wasatch” means Casing & Co. f/b/o Wasatch Microcap Fund.

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PROSPECTUS SUMMARY

The following is a summary of this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Overview

As of the date of this prospectus, BCAC is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting an acquisition, directly or indirectly, of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC that will qualify as its “qualifying acquisition”. BCAC raised U.S.$350 million of proceeds on closing of its initial public offering which was completed on August 15, 2019 and a further U.S.$10 million on closing of the over-allotment option on September 13, 2019 (the “IPO”). The gross proceeds of the IPO were placed in an escrow account and will be released upon consummation of the Transaction in accordance with the terms and conditions of the Escrow Agreement.

On February 4, 2021, BCAC announced that it had entered into a definitive agreement (the “Transaction Agreement”) with VWE pursuant to which, among other things, BCAC shall acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of BCAC (the “Transaction”).

Existing shareholders of BCAC (who, in the case of holders of Class A Restricted Voting Shares (as defined below), do not choose to submit their shares for redemption or exercise dissent rights with respect to such shares) will continue to hold an interest in BCAC after giving effect to the Transaction. In connection with the Transaction, BCAC will continue from the Province of British Columbia to the State of Nevada (the “Continuance”) and will be renamed “Vintage Wine Estates, Inc.” (referred to herein as “New VWE Holdco”). Following Closing, New VWE Holdco will own 100% of VWE, subject to the terms of the Transaction Agreement. See “Corporate Structure—Summary of the Transaction Agreement”.

VWE

VWE, is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands and packaging concepts as well as craft spirits. Since its organization as a California corporation over 20 years ago, VWE has grown organically through brand creation and acquisitions to become the 15th largest wine producer based on cases of wine shipped in California. VWE has completed and integrated 20 acquisitions in the past 10 years and completed 10 acquisitions in the past five years. VWE generally acquires the brands and inventories of a targeted business, eliminating redundant corporate overhead. VWE then integrates the acquired assets into its highly efficient production and distribution networks, quickly increasing the sales and margins of the acquired business.

VWE’s mission is to maintain an entrepreneurial spirit, stay humble and focus on the customer. VWE respects the way people buy their wine – at its estate wineries, at retail, in restaurants, on the telephone, on the internet, on television, and by mail.

VWE has three main businesses segments: wholesale, business-to-business (“B2B”) and direct to consumer (“DTC”). VWE currently has over 50 brands, which allows it to diversify its offerings across price points, wine varietals and blends, as well as sales channels. Through these segments, VWE currently sells nearly two million nine-litre equivalent cases of wine per year. Specifically, VWE’s brands sell at retail at price points between U.S.$10.00 and U.S.$150.00, with nearly 80% of sales in the U.S.$10.00 to U.S.$20.00 range. Through its diverse portfolio of brands, VWE offers consumers popular lifestyle offerings such as Layer Cake, as well as higher-end brands such as Girard, Clos Pegase, B.R. Cohn, Viansa and Laetitia. As a result, VWE offers products across a significant portion of the price and quality spectrum and has achieved a net revenue CAGR over 20% and an Adjusted EBITDA CAGR of 24% since 2010.

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VWE’s wines have received hundreds of 90+ scores from top industry publications such as Wine Spectator, Wine Enthusiast and Robert Parker Wine Advocate, as well as multiple gold medals and media recognition. VWE’s packaging has also received numerous design awards and VWE’s hospitality experience consistently generates positive consumer reviews on platforms such as Trip Advisor, Yelp and Google.

VWE owns or controls approximately 900 acres of planted vineyards located in the premier winegrowing regions of the United States. VWE currently owns nine winery estates and leases three winery estates. These properties extend from the Central Coast of California to storied appellations in Napa Valley and Sonoma County, north to Oregon and Washington. VWE obtains fruit for its wines from owned and leased vineyards, as well as other sources. See “The Business of VWE”.

At June 30, 2020 and the year then ended, VWE had total assets of U.S.$511.7 million and total revenue of U.S.$189.9 million. VWE currently maintains executive offices at 205 Concourse Boulevard, Santa Rosa, California 95403. The telephone number of such offices is (707)-921-2800.

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VWE’s Business

A strong foundation

A vibrant house of brands

A vision of the future

The VWE story began in 2000, when co-founders Patrick Roney and Leslie Rudd acquired an iconic Napa Valley winery, Girard, and restored the brand to its former prestige. Vintage Wine Estates, Inc. was created in 2007 with the purchase of Windsor Vineyards, an early DTC-focused wine company.

From this foundation, VWE has grown organically and through more than twenty successfully integrated acquisitions over the past twenty years into one of the fastest-growing, most innovative, wine companies in the United States, now owning more than 50 brands. Notably, VWE is expected to acquire Kunde by merger, with VWE being the surviving corporation, before the consummation of the Transaction contemplated by the Transaction Agreement. The Kunde acquisition is subject to negotiation of definitive transaction documents and customary closing conditions. See “Appendix D—Management’s Discussion and Analysis of VWE—Recent Developments” for details of this pending transaction.

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With a net revenue CAGR exceeding 20% since 2010 and an Adjusted EBITDA CAGR of 24% since 2010, VWE is a successful industry consolidator with a strong track record and an extensive, actionable acquisition pipeline.

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Note: Fiscal year end changed from December 31 to June 30 starting in FY 2019.

(1)

Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. Financial information of VWE for periods prior to the fiscal year ended December 31, 2017 has not been audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (the “PCAOB”). See “Risk Factors–Risks Related to New VWE Holdco’s Business–Projections are subject to significant risks, assumptions, estimates and uncertainties and historical financial information prior to fiscal 2017 has not been audited in accordance with PCAOB standards. As a result, VWE’s revenues, expenses and profitability for these future and historical periods are subject to uncertainty and may differ materially from the amounts set forth herein”.

(2)	Excludes B2B Segment.
(3)	Reflects adjustment from FY ending December 31 to FY ending June 30.

VWE’s house of brands is supported by a “three-legged stool” of three business segments: wholesale (approximately 41% of revenue), available in over 43,000 retail locations; direct-to-consumer / ecommerce (approximately 30% of revenue); and business-to-business (about 29% of revenue). Each leg of the stool contributes significantly to growth, revenue and the strength of the company taken as a whole. VWE believes that this balance provides a powerful competitive advantage by enabling the company to weather downturns and contributing to resiliency during recessions.

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Note: Revenue breakdown represents FY 2020 ended June 30. Sales contributions as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm.

VWE is a consumer-centric company. Focusing on consumer needs and wants drives its success. VWE is committed to making wine accessible at virtually every price point and in all sales channels, with a focus on the highest growth premium $10-and-above category. Nearly all of the VWE portfolio is priced at $10 and above for retail sale.

VWE has an omni-channel marketing and sales strategy, suiting customers with diverse preferences about how to buy wine. VWE’s strategy is to be everywhere that people choose to buy wine–whether through wholesale or direct-to-consumer, in a tasting room, through e-commerce (VWE has more than 850,000 subscribers), by telephone or on television. VWE operates 12 winery estates, 14 tasting rooms, and 19 wine clubs that have built relationships with more than 36,000 members. VWE makes wines across a broad range of flavor profiles and categories, from traditional to innovative, endeavoring to satisfy ever-changing consumer tastes and expectations.

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VWE’s robust business-to-business segment provides custom-crush and production services, whereby VWE produces wine in its licensed wine facilities for outside customers as well as private label brands for major retailers, including Costco, Albertson’s, Target, Total Wines & More and others. This segment represents a rapidly growing opportunity for incremental business with existing customers.

(1)

Financial information of VWE for periods prior to the fiscal year ended December 31, 2017 has not been audited in accordance with the standards of the PCAOB. See Risk Factors–Risks Related to New VWE Holdco’s Business–Projections are subject to significant risks, assumptions, estimates and uncertainties and historical financial information prior to fiscal 2017 has not been audited in accordance with PCAOB standards. As a result, VWE’s revenues, expenses and profitability for these future and historical periods are subject to uncertainty and may differ materially from the amounts set forth herein”.

(2)	Reflects switch from the fiscal year ending December 31 to the fiscal year ending June 30.

VWE has invested in infrastructure, including a recent warehouse expansion and the completion of its high-speed bottling line, to prepare to fill the pipeline needed to achieve growth aspirations. In particular, a $45 million project near completion at VWE’s Ray’s Station facility is designed to accommodate rapid growth efficiently and sustainably. Specifically, the completed facility is expected to more than double VWE’s production capacity and create operating efficiencies that will increase VWE’s Adjusted EBITDA margin.

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VWE’s leadership team has more than 100 years of combined industry experience. Each member brings years of expertise, knowledge and core competencies. Co-founder and Chief Executive Officer Patrick Roney leads acquisitions; President Terry Wheatley directs sales, marketing and innovation; Chief Operating Officer Jeff Nicholson oversees production and the supply chain; Chief Financial Officer Kathy DeVillers leads finance and administration.

VWE is committed to environmental and social sustainability. VWE supports practices that benefit vineyards and the environment, VWE’s employees and customers, the U.S. wine industry and the communities in which VWE operates. VWE promotes sustainability, diversity and inclusion inside VWE and in the U.S. wine industry. More than half of VWE’s employees at the manager level or above are women.

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VWE’s Industry

VWE operates in the global wine industry and currently focuses its efforts in the United States. The global wine industry is enduring, having operated successfully for thousands of years around the world. It is a major part of the social fabric of Western societies, as evidenced by per capita wine consumption in the major wine consuming countries in Western and Eastern Europe, Australia, certain countries in South America, and South Africa. Wine consumption is enjoyed by many millions of people around the world, forming the foundation of a recession resistant, over U.S. $50 billion industry in the United States and an approximately U.S.$364 billion industry globally according to data from Fortune Business Insights. The wine industry has experienced sustained growth over the past 25 years despite economic conditions that have been turbulent at times.

The United States is the fourth largest producer of wine in the world. With production of 316 million cases in 2018, versus consumption of over 400 million cases, the United States consistently consumes more wine than it produces. Unlike many of the other major wine producers, the U.S. exports relatively little wine. Specifically, eight of the top ten producing wine countries – Italy, France, Spain, Argentina, Australia, Chile and South Africa – produce more wine than they consume domestically. In spite of its over U.S. $50 billion market size, the U.S. wine market has substantial room to catch up with consumption trends in other countries. VWE believes that the U.S. wine industry has considerable growth potential as wine consumption in the U.S. lags behind France and Italy. Those who drink wine regularly may look upon it as an essential product, but there is opportunity to increase consumption among less frequent wine drinkers. VWE believes that innovation is key to growing consumption with creative products, packaging and marketing and a particular focus on Millennials coming into their peak earning years.

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The United States wine industry is fragmented, with the top 10 wineries holding approximately 70% market share by volume but approximately only 40% of consumer spending. Over the past 10 years, as a result of “premiumization” and a proliferation of new wineries, the volume share of the top 10 wineries reduced from roughly 80% to 70%, with the top 10 value share declining from approximately 45% to 40%.

Large wineries generally rely on distributors for the vast proportion of their sales, with DTC averaging approximately 10% of their sales, versus VWE DTC sales of nearly 30%. The wine industry, relative to the spirits industry, has benefitted from a loosening of the traditional three tier distribution structure such that DTC distribution is now possible in 45 states and Washington, D.C., by licensed wineries. VWE has been a market leader in exploiting the omni-channel approach to marketing wine, coupling powerful distribution with strong and rapid innovation in packaging and product design, and a continually growing brand mix.

Premiumization is a major industry trend, with consumption increases driven largely in the $10.00 or more retail price per bottle premium and luxury wine categories. Over the past ten years, the premium segment ($10 to $20 retail sales price) has grown on average by 6.6% annually. According to Nielsen data, U.S. wine sales in the premium and luxury segments at $11 per bottle and above grew 21% year-over-year in the 52-week period ending October 31, 2020, while sales in the price segments at $10.99 per bottle and below grew just 8%. VWE focuses on the premium and luxury wine segments, offering a variety of lifestyle, luxury and ultra-luxury brands that it sells through an omni-channel approach to the market.

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The Transaction and the Transaction Agreement

The terms and conditions of the Transaction, including the Continuance and the Merger, are contained in the Transaction Agreement. The description of the Transaction Agreement, both below and elsewhere in this prospectus (see “Corporate Structure—Summary of the Transaction Agreement”), is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Transaction Agreement, which may be found on BCAC’s profile on SEDAR at www.sedar.com.

The Transaction Agreement provides that, subject to the terms and conditions contained therein, (1) BCAC will continue from the Province of British Columbia to the State of Nevada (the “Continuance”), (2) Merger Sub will merge with and into VWE with VWE surviving the Merger as a wholly-owned subsidiary of BCAC (the “Merger”), and (3) BCAC will change its name to Vintage Wine Estates, Inc. The Transaction will constitute BCAC’s qualifying acquisition.

BCAC’s Reasons for the Transaction

BCAC evaluated over 150 targets in its acquisition search and signed over 75 non-disclosure agreements, identifying VWE in August of 2020. During the evaluation period, BCAC focused on identifying and acquiring a consistently growing private company in an industry with structural tailwinds, with strong management to which BCAC could add value. BCAC believes VWE meets all of these criteria.

•

Industry Tailwinds. The BCAC team has a deep experience in the global wine industry, both as owner/manager of brands and through Bespoke’s ownership of Vinventions, a major industry supplier. The industry is very large, fragmented and enduring, with a large and growing addressable market of over $50 billion in the United States alone. The industry has consistently grown, with a market value CAGR of 4% from 2005-2019. The industry has also continued to premiumize, with a 7-8% CAGR from 2017 to estimated-2022 in the greater-than-$10-at-retail wine segment, which the market considers premium and luxury wines. VWE generates 99% of its revenues from the $10-and-up category with more than 40 brands serving this part of the market.

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•

Management. Led by Patrick Roney, Co-Founder, Chief Executive Officer and controlling shareholder of VWE, the management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

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Remarkable Historical Growth and Prospects for Future Financial Performance. VWE’s net revenue CAGR exceeding 20% since 2010 and its 24% Adjusted EBITDA CAGR since 2010 put it at the top of its industry in terms of long-term historical growth. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

•

M&A Strategy. VWE has historically been a consistent, serial consolidator. Its business model is to acquire brands and inventories, eliminating redundant corporate and divisional overhead, and improving distribution. VWE seeks to improve gross margins of acquired companies by leveraging its in-place platform, including high volume state-of-the-art bottling and distribution capabilities, and driving direct-to-consumer (“DTC”) revenues.

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Innovation. VWE has successfully made five product extensions outside of wine, including spirits (primarily for private label) and a wine-based hard seltzer (GAZE). VWE is evaluating entry into additional adjacent markets, including hard cider, cannabis-infused beverages (when federally legal), and other high-growth adjacencies. VWE has a history of rapid evaluation, development and introduction of new products and packaging concepts.

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Differentiated Distribution. VWE has a proven and successful business model, with diversified distribution capabilities across channels. In the fiscal year ended June 30, 2020, VWE’s DTC sales were approximately 30% of total revenues, with wholesale representing about 41% of revenue and B2B representing another 29% of revenue. This business model is substantially different from traditional wine companies that rely on wholesale to drive their business.

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Attractive Business. VWE now has an attractive portfolio of more than 50 owned brands across all premium price points, available at more than 43,000 locations around the United States, with an 850,000-plus active email list of subscribers, more than 20 private label accounts with major national retailers such as Albertsons, Costco, Kroger and Target, and an owned production capacity exceeding 15 million cases annually. VWE is vertically integrated, with over 900 vineyard acres under its control.

•

Low Cost, Well-Structured Debt. VWE’s blended debt cost is less than 3%, with a combination of mortgages on its vineyards and an asset based lending facility supported by approximately $208 million of inventories as of December 31, 2020.

BCAC believes that it can contribute to the growth of VWE, as follows:

•

Larger Acquisitions. Bespoke has deep experience with medium- and large-scale M&A, as well as financing. VWE’s M&A business model is applicable to both small and larger businesses. Post-merger and assuming no redemptions, the combined company is estimated to have approximately $23.9 million of net debt at closing and approximately $54 million of Adjusted EBITDA in fiscal year 2022 (excluding acquisitions). Assuming that New VWE Holdco can continue to acquire businesses at 5x synergized EBITDA multiples, this provides the combined company with approximately $1 billion of acquisition capacity. The combined company also intends to selectively fund acquisitions with stock consideration, which provides additional cushion.

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•

International Growth. Bespoke is headquartered in London. Paul Walsh built the world’s largest spirits business, which is headquartered in London. The Bespoke team has experience consummating transactions around the world, with relationships that are expected to add value to the growth of VWE.

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Brand Building. Paul Walsh created several highly prominent brand families, including Johnnie Walker, while at Diageo. This experience will be valuable to VWE as the team builds out existing brands and adds new brands.

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Data Analytics. The Bespoke principals have deep domain expertise around data analytics, which Bespoke believes will improve VWE’s approach to pricing, optimize distribution, and further improve margins.

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Optimal Practices. Bespoke believes that VWE is a well-managed business. Bespoke’s principals, with their public company board and management experience, will oversee VWE’s transition to optimal public company practices.

VWE’s Reasons for the Transaction

The VWE board of directors consulted with VWE’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of VWE’s business, operations, financial condition, earnings and prospects, and its knowledge of capital markets and the risks associated with pursuing the transactions contemplated by the Transaction Agreement. Among the factors that the VWE board of directors considered in favor of its determinations and approvals are:

•

Merger Consideration. The VWE board of directors considered that the Merger Consideration represents a full and fair valuation for VWE, and also considered that the consideration to be paid in the form of New VWE Holdco common stock provides VWE’s shareholders with the opportunity to participate in any increase in value of the combined company as a result of the long-term potential growth opportunity, available synergies and complementary business of the combined company.

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Fit with BCAC. The VWE board of directors considered that the BCAC directors who will join the New VWE Holdco board of directors will bring valuable experience with them. All have deep domain expertise in the consumer products industry and in corporate governance, as well as broad experience in finance and M&A. As part of his long career, Paul Walsh built the world’s largest spirits business. Mark Harms is a senior private equity investor whose firm, GLP, has advised on over $60 billion of transactions to date, deploying over $500 million of capital into a number of investments. Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Rob Berner has been active in the private equity industry for over 30 years, including board service as Chairman to Johnnie-O LLC (men’s lifestyle brand) and Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States. Mr. Berner has been a partner of CVC, including service as Chairman of CVC US, and before then was a Managing Director at Ripplewood Holdings. He began his career in the investment banking division of Morgan Stanley. The VWE board of directors considered that the combined experience of these executives can help New VWE Holdco achieve its growth ambitions as a public company.

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Likelihood of Consummation. The VWE board of directors considered that the Transaction would likely be consummated as a result of (i) the comparable multiples and the certainty of value to VWE’s shareholders offered by BCAC, (ii) the financial ability and willingness of BCAC to consummate the Transaction, (iii) the Transaction not being subject to any financing conditions and (iv) the reasonable and customary nature of the other conditions to the Transaction.

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Negotiations with BCAC. The VWE board of directors believes the Merger Consideration represented the highest value reasonably obtainable for the VWE capital stock. The VWE board of directors noted that BCAC had made concessions on economic and non-economic terms, improving its offer from the terms initially proposed, and that no other party had submitted an offer to acquire VWE at a higher price per share of VWE capital stock.

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Other Alternatives. It is the belief of the VWE board of directors, after review of alternative strategic opportunities from time to time, that the Merger represents the best potential Transaction for VWE to create greater value for VWE’s shareholders while providing liquidity through stock ownership in a public company.

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Advantages Over an IPO. Before executing the Transaction Agreement, the VWE board of directors considered the alternative of conducting an initial public offering of VWE’s capital stock (a “VWE IPO”). The VWE board of directors considered that the Transaction contemplated by the Transaction Agreement provides certain advantages over a VWE IPO, including that the Transaction is likely to provide for a more time- and cost-effective means to raise capital with a higher likelihood of completion, greater valuation certainty, lesser dilution to VWE’s existing shareholders and onboarding a value-adding Chairman and non-employee directors to the New VWE Holdco board of directors.

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Benefits of Being a Public Company. The VWE board of directors believes that under public ownership it will have the flexibility and financial resources to pursue and execute an accelerated growth strategy to increase revenues and shareholder value, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

For more information about the various factors considered by the VWE board of directors in reaching its decision to adopt the Transaction Agreement and approve the merger and the other transactions contemplated by the Transaction Agreement, see the section titled “Background and Reasons for the Transaction.”

Surrender of Certain Founder’s Shares and Founder’s Warrants

Pursuant to the Transaction Agreement, upon closing of the Transaction the Sponsor will surrender to BCAC 3,000,000 BCAC Founder’s Shares and 4,000,000 BCAC Founder’s Warrants, on the terms and subject to the conditions contained therein.

Repurchase of Certain VWE Shares

Pursuant to the Transaction Agreement, prior to the Closing, VWE will repurchase for cancellation shares of VWE Series B stock from TGAM having a value equal to the Remaining Cash Amount at a price per share equal to the Per Share Merger Consideration (as determined as set forth in the Transaction Agreement) (such shares, the “Repurchased Shares”). Such repurchase will be deemed effective immediately prior to the closing of the Transaction and is conditioned upon, among other things, the occurrence of the closing of the Transaction. Payment of the Remaining Cash Amount will be made by BCAC on behalf of VWE substantially contemporaneously with the closing of the Transaction. Repurchased Shares will, immediately prior to the closing of the Transaction, no longer be deemed outstanding and will constitute Excluded Shares for purposes of the Merger.

Treatment of VWE Equity Awards

At the Effective Time, each option to purchase shares of VWE capital stock outstanding immediately prior to the Effective Rime, whether vested or unvested, will be cancelled in exchange for a cash payment equal to (i) the excess, if any, of the deemed fair market value per share of VWE capital stock represented by the Per Share Merger Consideration over the exercise price of such option multiplied by (ii) the number of shares of VWE capital stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any VWE stock option is equal to or greater than the Per Share Merger Consideration, such option will be cancelled without any cash payment being made in respect thereof.

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Conditions to the Transaction

Conditions to Each Party’s Obligations

The respective obligations of each of VWE, BCAC and Merger Sub to complete the Transaction are subject to the satisfaction (or waiver, if applicable) of the following conditions:

•	the absence of any law enacted or order issued which remains in effect and enjoins or otherwise prohibits the consummation of the Transaction;

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the receipt of BCAC shareholder approval for the Merger, the Continuance and the related transactions (the “BCAC Shareholder Resolutions”) in accordance with the provisions of the Articles and the BCBCA, applicable securities laws and applicable TSX and Nasdaq rules;

•	the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness and any proceedings pending before or threatened by the SEC for that purpose;

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the issuance by the OSC of a final receipt for this prospectus on its own behalf and deemed to be issued by the other Canadian securities regulatory authorities (other than Québec) as required by Canadian securities laws relating to the Transaction;

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the approval of the TSX enabling (1) the Transaction to qualify as BCAC’s qualifying acquisition and (2) the listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on the TSX after the Effective Time;

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the approval for listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on Nasdaq as National Global Market securities within the meaning of Nasdaq Rule 5005(a)(27) (which condition has been waived by the parties with respect to the listing of the New VWE Holdco Warrants on Nasdaq);

•	the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Transaction under applicable antitrust laws, including the HSR Act; and

•	the occurrence of the Continuance.

Conditions to Obligations of BCAC and Merger Sub

The obligation of BCAC and Merger Sub to complete the Transaction is also subject to the satisfaction, or waiver by BCAC, of the following conditions:

•	the accuracy of the representations and warranties made by VWE in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by VWE of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on VWE;

•	the termination or amendment of certain agreements between or among VWE shareholders will have occurred, as set forth in the Transaction Agreement;

•	VWE must obtain a waiver or amendment of any event of default under the VWE Credit Facility that would result from the consummation of the Transaction; and

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•	the receipt by BCAC of each of the agreements, instruments, certificates and other documents required to be delivered by VWE at or prior to the closing of the Transaction.

Conditions to Obligations of VWE

The obligation of VWE to complete the Transaction is also subject to the satisfaction or waiver by VWE of the following conditions:

•	the accuracy of the representations and warranties made by BCAC and Merger Sub in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by each of BCAC and Merger Sub of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on BCAC;

•	the receipt of Merger Sub shareholder approval; and

•	the receipt by VWE of each of the agreements, instruments, certificates and other documents required to be delivered by BCAC at or prior to the closing of the Transaction.

Termination

The Transaction Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of the Transaction Agreement by VWE’s shareholders or approval of the proposals required to effect the Transaction by the BCAC Shareholders as follows:

•	by written consent of both VWE and BCAC;

•

by either VWE or BCAC if (a) prior to the Closing, the Transaction is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction, (b) the Closing has not occurred on or before May 15, 2021 or such later date which the BCAC Shareholders approve (“Outside Date”), except that the right to terminate the Transaction Agreement pursuant to (a) or (b) will not be available to any Party whose breach of any provision of the Transaction Agreement results in or materially contributes to (a) or (b), or (c) if approval of the BCAC Shareholder Resolutions is not obtained at the BCAC Shareholders’ Meeting or any adjournment or postponement thereof;

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by VWE if BCAC or Merger Sub breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from VWE of such breach (unless VWE is itself in breach of the Transaction Agreement such that any of the mutual conditions to Closing or conditions to BCAC and Merger Sub’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by VWE if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but BCAC fails to consummate the Closing within five Business Days following notice from VWE that it is prepared to consummate the Closing;

•	by VWE if the BCAC board of directors changed its recommendation that BCAC Shareholders vote in favour of the BCAC Shareholder Resolutions;

•

by BCAC if VWE breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from BCAC of such breach (unless BCAC is itself in breach of the Transaction Agreement such that any of the mutual conditions to Closing or conditions to VWE’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

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•

by BCAC if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but VWE fails to consummate the Closing within five Business Days following notice from BCAC that it is prepared to consummate the Closing;

•	by BCAC if the VWE board of directors changes its recommendation that VWE shareholders vote in favour of the Transaction; or

•	by BCAC if the VWE shareholders do not approve the Transaction within one Business Day after the Registration Statement becomes effective.

BCAC Shareholders’ Meeting

It is expected that the BCAC Shareholders’ Meeting will be held in the second calendar quarter of 2021. At the BCAC Shareholders’ Meeting, BCAC Shareholders will be asked to approve the Merger in accordance with Nasdaq rules, the Continuance in accordance with BCBCA requirements and the Extension. Notice of the BCAC Shareholders’ Meeting and accompanying management information circular will be delivered to BCAC Shareholders in accordance with Canadian securities laws.

Other Agreements

Founder Support Agreement

In connection with the execution of the Transaction Agreement, the Sponsor, in its capacity as a shareholder of BCAC, entered into a support agreement (the “Founder Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote in favour of the Transaction (including the Continuance). See “Corporate Structure—Other Agreements—Founder Support Agreement”.

VWE Support Agreement

In connection with the execution of the Transaction Agreement, certain VWE shareholders entered into a voting and support agreement (the “VWE Support Agreement”), pursuant to which they have agreed, among other things, to consent to the Merger and the Transaction Agreement. Accordingly, it is anticipated that VWE shareholders will approve the Merger. See “Corporate Structure—Other Agreements—VWE Support Agreement”.

Investor Rights Agreement

In connection with the consummation of the Transaction, a group of holders of New VWE Holdco common stock including principally the Roney Investors, the Rudd Investors, the Sebastiani Investors and the Sponsor will enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide for, among other things, voting agreements, resale restrictions, registration rights and a possible redemption of shares of New VWE Holdco common stock relating to the PPP Note. See “Corporate Structure—Other Agreements—Investor Rights Agreement”.

Pursuant to the Investor Rights Agreement, the Specified Investors will agree to act in concert with respect to voting their shares of New VWE Holdco common stock with respect to the election of directors, and the Major Investors will agree to act in concert with respect to voting their shares of such stock regarding other matters. Following the Transaction, the Specified Investors will beneficially own approximately •  % of New VWE Holdco common stock, assuming no BCAC Dissent Rights are exercised and no redemptions by holders of Class A Restricted Voting Shares. Depending primarily upon the level of such redemptions and pursuant to the Investor Rights Agreement, New VWE Holdco may be a “controlled company” within the meaning of the Nasdaq corporate governance standards upon consummation of the Transaction. See “Corporate Governance—Controlled Company Exemption”.

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Anticipated Accounting Treatment

BCAC intends to account for the Merger as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BCAC will be treated as the “acquired” company for accounting purposes, VWE will be determined to be the accounting “acquirer” and the Merger will be treated as the equivalent of New VWE Holdco issuing stock for the net assets of BCAC, accompanied by a recapitalization. See “Anticipated Accounting Treatment.”

Principal Steps of the Transaction

Under the Transaction Agreement, commencing on the Effective Date, the following principal steps, among other things, shall occur:

(a)

Class A Restricted Voting Shares held by BCAC Dissenting Shareholders who duly exercised their BCAC Dissent Rights will be transferred to BCAC and such BCAC Dissenting Shareholders will cease to have any rights as BCAC Shareholders other than the right to be paid the fair value for their Class A Restricted Voting Shares by BCAC.

(b)	The Sponsor will surrender to BCAC for cancellation 3,000,000 BCAC Founder’s Shares and 4,000,000 BCAC Founder’s Warrants, in each case pursuant to the Transaction Agreement.

(c)	The Continuance will become effective, whereupon:

(i)	each Class A Restricted Voting Share (other than BCAC Dissenting Shares) will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(ii)

each BCAC Founder’s Share, other than those BCAC Founder’s Shares surrendered to BCAC for cancellation pursuant to the Transaction Agreement, will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(iii)

each BCAC Warrant, other than the BCAC Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock;

(iv)	BCAC will file a certificate of incorporation with the Secretary of the State of Nevada and adopt bylaws, each reflecting “Vintage Wine Estates, Inc.” as BCAC’s corporate name; and

(v)	The Omnibus Incentive Plan will become effective.

(d)

Merger Sub will merge with and into VWE, with VWE being the surviving entity, whereupon each share of VWE capital stock issued and outstanding immediately prior to the Effective Time (other than VWE dissenting shares and Excluded Shares) will be converted into:

(i)	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

(ii)	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

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(a)

BCAC Shareholders who duly elected to submit for redemption their Class A Restricted Voting Shares will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted redeemed and cancelled and such BCAC Shareholders will cease to have any rights as BCAC Shareholders other than the right to be paid the Redemption Amount in respect of their Class A Restricted Voting Shares and such New VWE Holdco common stock in accordance with the Articles and New VWE Holdco’s Constating Documents.

(e)	Immediately following the Effective Time, the Board will be composed of the individuals set out under “Directors and Executive Officers”.

Board of Directors

Each of the proposed members of the Board is expected to be formally appointed to the Board as at the Effective Time.

Name and Province/State and Country of Residence	Present Principal Occupation(1)

Patrick Roney(2)(4) Santa Rosa, California, U.S.A	Chief Executive Officer, VWE

Paul Walsh(3)(5)* West Sussex, United Kingdom	Executive Chairman, McLaren Group

Robert Berner(3)(6)* Greenwich, Connecticut, U.S.A	Chief Investment Officer & Joint Managing Partner, Bespoke

Mark Harms(3)(7) Wellington, Florida, U.S.A	Chief Executive Officer & Joint Managing Partner, Bespoke

Candice Koederitz(2)(7) Houston, Texas, U.S.A	Consultant

Jon Moramarco (2)(7) Broomfield, Colorado, U.S.A	Managing Partner, BW166 LLC

Timothy Proctor(3)(6) Durham, North Carolina, U.S.A	Corporate Director

Lisa Schnorr (2)(7)* Heuvelton, New York, U.S.A	Project Lead (Digital Enablement), Constellation Brands

Jonathan Sebastaini(2)(5) Sonoma, California, U.S.A	Chief Executive Officer, Sonoma Brands

Notes:

(1)	Each of the persons has held these positions for five years other than as described under the heading “Directors and Executive Officers”.
(2)	These individuals are Roney Nominees, as defined and explained under the heading “Corporate Governance—Controlled Company Exemption.”
(3)	These individuals are Sponsor Nominees, as defined and explained under the heading “Corporate Governance—Controlled Company Exemption.”
(4)

Member of the Nominating and Governance Committee if New VWE Holdco qualifies as a controlled company upon consummation of the Transaction, as explained below “Corporate Governance—Controlled Company Exemption.”

(5)	Member of the Nominating and Governance Committee.
(6)	Member of the Compensation Committee.
(7)	Member of the Audit Committee.
*	Indicates committee chair.

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Executive Officers

The New VWE Holdco management team will consist of individuals who have decades of experience in the wine and spirits industry and have gone through numerous economic and consumer cycles, providing them with unique insight and historical perspectives that less experienced leaders do not have. See “Directors and Executive Officers” for more details.

Name and Residence	Proposed Position with New VWE Holdco	Present Principal Occupation(1)

Patrick Roney Santa Rosa, California, U.S.A	Chief Executive Officer and Director	Chief Executive Officer, VWE

Terry Wheatley Napa, California, U.S.A	President	President, VWE

Kathy DeVillers Santa Rosa, California, U.S.A	Chief Financial Officer	Chief Financial Officer, VWE

Jeff Nicholson Davis, California, U.S.A	Chief Operating Officer	Chief Operating Officer, VWE

Notes:

(1)	Each of the persons has held these positions for five years other than as described under the heading “Directors and Executive Officers”.

Risk Factors

An investment in the securities of New VWE Holdco involves certain risks. When evaluating New VWE Holdco and its business, investors should carefully review the information set out in this prospectus.

The risks and uncertainties described are not the only ones New VWE Holdco faces. Additional risks and uncertainties, including those that New VWE Holdco is unaware of or that are currently deemed immaterial, may also adversely affect New VWE Holdco and its business.

Summary of Financial Information

Pro Forma Consolidated Capitalization

As the Transaction constitutes BCAC’s qualifying acquisition, holders of Class A Restricted Voting Shares can submit for redemption all or a portion of their Class A Restricted Voting Shares, which become shares of New VWE Holdco common stock upon the Continuance, provided that they validly deposit (and do not withdraw) their shares for redemption prior to the Redemption Deadline. A description of the redemption rights is included under “Corporate Structure—Redemption Rights”. A Redeeming Shareholder is entitled to receive the Redemption Amount per Class A Restricted Voting Share. For greater certainty, such amount will not be reduced by the amount of any tax of BCAC under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the Redemption Amount per Class A Restricted Voting Share validly submitted for redemption will be paid on or about May 17, 2021.

The following table sets forth the consolidated capitalization of VWE as of December 31, 2020 adjusted to give effect to the Transaction assuming different levels of redemption. Since December 31, 2020, other than in the normal course of business, there has been no material change in the equity and debt capital of VWE, on a consolidated basis.

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The tables below should be read in conjunction with the BCAC Financial Statements, the VWE Financial Statements, and the New VWE Holdco Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C and Appendix E, respectively.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 75% Redemptions)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2020
Total assets	$669,413,744	$544,858,244
Total liabilities	$243,249,291	$388,693,791
Total stockholders’ equity	$424,503,153	$154,503,153
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended December 31, 2020
Net revenues	$116,811,700	$116,811,700
Net income allocable to common shareholders	$16,499,072	$13,726,805
Weighted average common shares outstanding(1)	65,799,759	38,799,759
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Twelve Months Ended June 30, 2020
Net revenues	$189,918,600	$189,918,600
Net loss allocable to common shareholders	$(9,154,184)	$(12,399,979)
Weighted average common shares outstanding(1)	65,799,759	38,799,759

(1)

Excludes (a) the recapitalization of 906,345 shares of VWE Series A stock to be issued in the Kunde transaction to be closed prior to the completion of the Transaction and the issuance of 2,609,702 shares of New VWE Holdco common stock as consideration for the reverse recapitalization, (b) up to 5,726,864 Earnout Shares to holders of shares of VWE Series B stock and VWE Series A stock issuable in the event New VWE Holdco common stock achieves certain performance goals; and (c) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the Investor Rights Agreement to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the Merger, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the Merger.

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NOTICE TO READERS

This prospectus is being filed by Bespoke Capital Acquisition Corp. (“BCAC”), which is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia. BCAC was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC that will qualify as its “qualifying acquisition”.

On February 4, 2021, BCAC announced that it had entered into the Transaction Agreement with VWE pursuant to which, among other things, BCAC shall acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of BCAC. Existing BCAC Shareholders (who, in the case of holders of Class A Restricted Voting Shares (as defined below), do not choose to submit their shares for redemption or exercise the BCAC Dissent Right) will continue to hold an interest in BCAC after giving effect to the Transaction (herein referred to as “New VWE Holdco”). In connection with the Transaction, BCAC will be renamed “Vintage Wine Estates, Inc.” and BCAC will continue from the Province of British Columbia to the State of Nevada. See “Corporate Structure”.

BCAC’s Class A Restricted Voting Shares (“Class A Restricted Voting Shares”) and the share purchase warrants of BCAC (the “BCAC Warrants”) are listed for trading on the TSX under the symbol “BC.U” and “BC.WT.U”, respectively. The Class A Restricted Voting Shares began trading on The Global Market tier of the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BSPE”, on February 8, 2021. The closing price of the Class A Restricted Voting Shares and the BCAC Warrants on the TSX on February 3, 2021, the last trading day before the Transaction was announced, was U.S.$10.30 and U.S.$1.62, respectively, and the closing price on March 11, 2021, the last trading day before the date of this prospectus, was U.S.$10.02 and U.S.$0.99, respectively. The closing price of the Class A Restricted Voting Shares on Nasdaq on March 11, 2021, the last trading day before the date of this prospectus, was U.S.$9.99. If the Transaction is completed, BCAC will change its name to Vintage Wine Estates, Inc. and its common stock (including the common stock issued in the Merger) is expected to be listed on Nasdaq under the symbol “VWE” and its common stock and warrants are expected to be listed on the TSX under the symbols “VWE.U” and “VWE.WT.U”, respectively. The completion of the Transaction is conditional upon, among other things, approval by the TSX and Nasdaq.

Upon completion of the Transaction, BCAC’s share capital is expected to consist of • shares of New VWE Holdco common stock, assuming no redemptions and no exercise of BCAC Dissent Rights, no shares of New VWE Holdco preferred stock, and there will be an aggregate of 26,000,000 share purchase warrants outstanding.

This prospectus is being filed in accordance with the TSX Manual in connection with the completion of BCAC’s qualifying acquisition. Unless otherwise indicated, this prospectus has been prepared assuming that the Transaction has been completed. References to “New VWE Holdco” in this prospectus are to BCAC after giving effect to the Transaction, as the context requires. See “Corporate Structure” and “Risk Factors”.

The information provided herein concerning New VWE Holdco following the completion of the Transaction is provided as of the date of this prospectus. Accordingly, the information provided herein is subject to change prior to or subsequent to the Effective Date. See “Caution Regarding Forward-Looking Statements”.

Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the “Programs and Policies”) of New VWE Holdco refer, in each case, to the Programs and Policies of New VWE Holdco which are expected to be formally ratified and adopted by the Board subsequent to the closing of the Transaction. Unless otherwise indicated, the disclosure in respect of the Programs and Policies contained in this prospectus is presented on the assumption that the Programs and Policies have been formally ratified by the Board in such form and have been instituted at New VWE Holdco. Notwithstanding the foregoing, prior to the formal ratification and adoption of each of the Programs and Policies, it is expected that the Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of New VWE Holdco and its operations are met. Accordingly, the disclosure contained in this prospectus in respect of such Programs and Policies remains subject to revision prior or subsequent to the Effective Date.

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Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “U.S.$” are to United States dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one U.S. dollar, expressed in Canadian dollars, based on the daily exchange rate published by the Bank of Canada during the respective periods.

	Year Ended December 31
	2020		2019		2018
Rate at end of period	C$	1.2732	C$	1.2988	C$	1.3642
Average rate during period	C$	1.3415	C$	1.3269	C$	1.2957
High rate for period	C$	1.4496	C$	1.3600	C$	1.3642
Low rate for period	C$	1.2718	C$	1.2988	C$	1.2288

On March 11, 2021, the final Business Day prior to the date hereof, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 equals C$1.2561.

Non-GAAP Measures

This prospectus makes reference to certain non-GAAP measures. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those U.S. GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of VWE’s financial information reported under U.S. GAAP. VWE uses non-GAAP measures including Adjusted EBITDA and Adjusted EBITDA Margin (as defined in Appendix D—Management’s Discussion & Analysis of VWE), which may be calculated differently by other companies. These non-GAAP measures and metrics are used to provide investors with supplemental measures of VWE’s operating performance and liquidity and thus highlight trends in VWE’s business that may not otherwise be apparent when relying solely on U.S. GAAP measures. VWE also believes that securities analysts, investors and other interested parties frequently use non-GAAP measures in the evaluation of companies in similar industries. Management also use non-GAAP measures and metrics, in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, the plans, strategies, prospects, market position and results, both business and financial, of BCAC and New VWE Holdco. Forward-looking statements are all statements other than those of historical fact, including statements concerning possible or assumed future actions, business strategies, events or results of operations. These statements are based on the beliefs and assumptions of the management of BCAC and VWE. Although BCAC and New VWE Holdco believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither BCAC nor New VWE Holdco can assure you that either one of them will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. These statements may be preceded by, followed by or include the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “possible,” “potential,” “project,” “scheduled,” “seek,” “should,” “will,” “would” or similar expressions. Forward-looking statements contained in this prospectus may include, but are not limited to, statements relating to:

•	BCAC’s and VWE’s ability to complete the Transaction;

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•	the New VWE Holdco’s ability to realize the benefits expected from the proposed Transaction;

•	changes in the market for New VWE Holdco’s products and services and New VWE Holdco’s ability to compete successfully within its industry;

•	growth plans, projected costs, strategies and opportunities;

•	the availability and amount of cash upon closing of the Transaction;

•	possible or projected future financial results and future market position of New VWE Holdco;

•	the impact of the COVID-19 pandemic on New VWE Holdco’s business;

•	New VWE Holdco’s ability to make acquisitions on preferable terms or at all;

•	consumer preferences and buying habits;

•	New VWE Holdco’s relationships with its distributors;

•	New VWE Holdco’s ability to increase its production capacity in an efficient manner; and

•	New VWE Holdco’s future capital requirements and sources and uses of cash.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date they are made. The following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this prospectus, could affect the future results of BCAC and VWE prior to the Transaction, and New VWE Holdco following the Transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this prospectus:

•	any delay in the consummation of the Transaction;

•	the effect of economic conditions on the industries and markets in which New VWE Holdco operates, including financial market conditions, fluctuations in prices, interest rates and market demand;

•

the ability of the parties to obtain the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction);

•	risks related to disruption of management’s time from ongoing business operations due to the Transaction;

•	the outcome of any legal proceedings that may be instituted against BCAC or VWE following announcement of the Transaction Agreement and the transactions contemplated therein;

•	limited liquidity and trading of BCAC’s or New VWE Holdco’s securities;

•

the potential adverse effect of the ongoing COVID-19 pandemic, or any future pandemic, epidemic or outbreak of infectious disease, on New VWE Holdco’s business and the U.S. economy and financial markets;

•	declines or unanticipated changes in consumer demand for New VWE Holdco’s products;

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•	the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on New VWE Holdco’s business;

•	potential loss of market share to competitors who have greater financial, technical, marketing and public relations resources available to them than New VWE Holdco;

•	New VWE Holdco’s significant reliance on its distribution channels;

•	potential reputational harm to New VWE Holdco’s brands from internal and external sources;

•	decreases in New VWE Holdco’s wine quality ratings;

•	potential departures from New VWE Holdco’s senior management team;

•	integration risks associated with New VWE Holdco’s acquisitions;

•	changes in applicable laws and regulations and the significant expense to New VWE Holdco of operating in a highly regulated industry;

•

New VWE Holdco’s ability to make payments on its indebtedness, maintain compliance with covenants and other restrictions in its credit facility, and adverse market reaction to any increased indebtedness VWE may incur in the future; and

•	interest rate changes.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described under the heading “Risk Factors” and elsewhere in this prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of BCAC and VWE prior to the Transaction, and New VWE Holdco following the Transaction. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can BCAC or New VWE Holdco assess the impact of all such risk factors on the business of BCAC and VWE prior to the Transaction, and New VWE Holdco following the Transaction, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to BCAC or VWE or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. None of BCAC and VWE prior to the Transaction, or New VWE Holdco following the Transaction, undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of BCAC or VWE, as applicable, on the relevant subject. These statements are based upon information available to BCAC or VWE, as applicable, as of the date of this prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that BCAC or VWE, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

All forward-looking statements included in and incorporated into this prospectus are qualified by these cautionary statements. Unless otherwise indicated, the forward-looking statements contained herein are made as of the date of this prospectus and, except as expressly required by applicable law, BCAC or New VWE Holdco undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by BCAC that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

MARKET, RANKING AND INDUSTRY DATA

This prospectus relies on and refers to information regarding various companies and certain market, ranking and industry data. BCAC and VWE have obtained this information and industry data from reports of government agencies, independent market research reports and other publicly available sources. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although BCAC and VWE believe the government agency reports, market research and publicly available information is reliable, BCAC and VWE have not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus and the information incorporated herein by reference include certain trademarks, service marks and trade names, which are protected under applicable intellectual property laws. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, SM or TM symbol, but such references are not intended to indicate, in any way, that rights to these trademarks, service marks and tradenames will not be asserted, to the fullest extent under applicable law. All trademarks used in this prospectus are the property of their respective owners, whether they appear with or without a ®, SM or TM symbol.

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CORPORATE STRUCTURE

Bespoke Capital Acquisition Corp.

Name, Address and Incorporation

BCAC was incorporated under the BCBCA on July 8, 2019. Its head office is currently located at 115 Park Street, 3rdrd Floor, London, UK W1K 7A9 and its registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. On August 14, 2019, BCAC amended its Articles to increase the authorized capital to create an unlimited number of Class A Restricted Voting Shares, an unlimited number of common shares and an unlimited number of proportionate voting shares.

Transaction

As of the date of this prospectus, BCAC is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC that will qualify as its “qualifying acquisition”. BCAC raised U.S.$360 million of proceeds from the IPO and the gross proceeds of the IPO were placed in an escrow account and will be released upon consummation of the Transaction in accordance with the terms and conditions of the Escrow Agreement.

On February 4, 2021 BCAC announced that it had entered into the Transaction Agreement to acquire VWE, which is intended to constitute BCAC’s “qualifying acquisition”. Pursuant to the Transaction Agreement and subject to the terms and conditions thereof, a wholly owned subsidiary of the Company will merge with and into VWE with VWE surviving the Merger as a wholly owned subsidiary of the Company, the Company will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada, and the Company will change its name to Vintage Wine Estates, Inc. (referred to herein as “New VWE Holdco”).

Subject to obtaining certain approvals and the satisfaction of certain conditions stipulated therein, it is anticipated that the acquisition will be completed in the second calendar quarter of 2021. There is no assurance that the acquisition of VWE will be completed or, if completed, will be on terms that are exactly the same as disclosed in this prospectus.

BCAC has filed a registration statement on Form S-4 with the SEC under the United States Securities Act of 1933, as amended, with respect to the Transaction. Following closing of the Transaction, New VWE Holdco is expected to be a ‘SEC foreign issuer’ for purposes of Canadian securities law.

Summary of the Transaction Agreement

The description of the Transaction Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Transaction Agreement, which may be found on BCAC’s profile on SEDAR at www.sedar.com. This summary is intended solely to provide investors with information regarding the terms of the Transaction Agreement and is not intended to provide factual information about the parties of any of their respective subsidiaries or affiliates. The Transaction Agreement contains representations and warranties by BCAC and VWE, which were made only for purposes of the Transaction Agreement and as of specific dates. The representations, warranties and covenants in the Transaction Agreement were made solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally

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applicable to investors. Investors are not third-party beneficiaries under the Transaction Agreement, and in reviewing the representations, warranties and covenants contained in the Transaction Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Transaction Agreement to be characterizations of the actual state of facts or condition of BCAC, VWE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Effects of the Transaction

Pursuant to the Transaction Agreement and subject to the terms and conditions contained therein, (1) BCAC will continue from the Province of British Columbia to the State of Nevada (the “Continuance”), (2) Merger Sub will merge with and into VWE with VWE surviving the Merger as a wholly-owned subsidiary of BCAC (the “Merger”) and (3) BCAC will change its name to Vintage Wine Estates, Inc. The Transaction will constitute BCAC’s qualifying acquisition.

Surrender of Certain Founder’s Shares and Founder’s Warrants

Pursuant to the Transaction Agreement, upon closing of the Transaction the Sponsor will surrender to BCAC 3,000,000 BCAC Founder’s Shares and 4,000,000 BCAC Founder’s Warrants, on the terms and subject to the conditions contained therein.

Repurchase of Certain VWE Shares

Pursuant to the Transaction Agreement, VWE will repurchase for cancellation shares of VWE Series B stock from TGAM having a value equal to the Remaining Cash Amount at a price per share equal to the Per Share Merger Consideration (as determined as set forth in the Transaction Agreement) (such shares, the “Repurchased Shares”). Such repurchase will be deemed effective immediately prior to the closing of the Transaction and is conditioned upon, among other things, the occurrence of the closing of the Transaction. Payment of the Remaining Cash Amount will be made by BCAC on behalf of VWE substantially contemporaneously with the closing of the Transaction. Repurchased Shares will, immediately prior to the closing of the Transaction, no longer be deemed outstanding and will constitute Excluded Shares for purposes of the Merger.

Merger Consideration

Conversion of Shares

Upon the Effective Time, each share of VWE capital stock issued and outstanding immediately prior to the Effective Time (other than VWE dissenting shares and Excluded Shares) will be converted into:

•	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

•	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

No fractional shares of New VWE Holdco common stock will be issued in connection with the Transaction and instead, any such fractional share that would otherwise result will be rounded down to the nearest whole share.

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BCAC Shareholders’ Meeting

It is expected that the BCAC Shareholders’ Meeting will be held in the second calendar quarter of 2021. At the BCAC Shareholders’ Meeting, BCAC Shareholders will be asked to approve the Merger in accordance with Nasdaq rules, the Continuance in accordance with BCBCA requirements and the Extension. Notice of the BCAC Shareholders’ Meeting and accompanying management information circular will be delivered to BCAC Shareholders in accordance with Canadian securities laws.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the Transaction (the “Closing”) will take place on the date which is two Business Days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction) (such date, the “Effective Date”). See “Corporate Structure—Conditions to the Transaction”.

On the Effective Date, BCAC and VWE will effect the Merger by filing a certificate of merger with the Secretary of State of the State of Nevada and a certificate of merger with the Secretary of State of the State of California, and the Merger will become effective at the time set forth in the certificates of merger. The time at which the Merger becomes effective is referred to in this prospectus as the “Effective Time”.

As of the date of this prospectus, the parties expect that the Transaction will be effective during the second quarter of 2021. However, there can be no assurance as to when or if closing of the Transaction will occur.

Treatment of VWE Equity Awards

At the Effective Time, each option to purchase shares of VWE capital stock outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment equal to (i) the excess, if any, of the deemed fair market value per share of VWE capital stock represented by the Per Share Merger Consideration over the exercise price of such option multiplied by (ii) the number of shares of VWE capital stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any VWE stock option is equal to or greater than the Per Share Merger Consideration, such option will be cancelled without any cash payment being made in respect thereof.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Transaction

VWE has agreed that, prior to the Effective Time, it will conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice, preserve intact the current business organization of VWE and its subsidiaries, maintain the existing relationships of VWE and its subsidiaries with customers, suppliers and employees of VWE and its subsidiaries.

In addition to the general covenants described above, VWE has agreed that prior to the Effective Time, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of BCAC:

•	amend its organizational documents (including shareholders agreements and similar contracts between VWE shareholders);

•	authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of VWE);

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of any of VWE or its subsidiaries;

37

•	increase the compensation or benefits of its directors or officers;

•

except as required under the terms of any employee benefit plan or applicable law, (a) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by VWE or any of its subsidiaries to any current or former employee, except for increases in salary (1) of less than 5% of such employee’s salary immediately prior to the date of the Transaction Agreement, (2) in the ordinary course of business in a manner consistent with past practice, or (3) restoration of compensation and benefits which were cut in connection with COVID-19, or (b) adopt, establish or enter into any employee benefit plan, other than in the case of the renewal of group health or welfare plans;

•

make any loans or advances to any of its directors and executive officers (other than payroll advances or other advances consistent with past custom and practice made for travel, entertainment or other reimbursable expenses incurred in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons;

•	make any investments in, or capital contributions to, any person other than in or to a wholly owned subsidiary;

•	incur, assume, guarantee, cancel, forgive or prepay certain indebtedness;

•	change any of the accounting principles, methodologies or practices used by it unless required by or advisable under a change in U.S. GAAP or applicable law;

•

(a) form a new subsidiary, (b) make, change or revoke any income tax election, (c) file any amended income tax return, or (d) other than in the ordinary course of business consistent with past practice, settle or compromise any liability for income taxes or surrender any claim for a refund of a material amount of income taxes, other than in the case of clauses (c) and (d) in respect of any income taxes that have been identified in the reserves for income taxes in the VWE Financial Statements;

•

acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments, other than (1) the purchase of supplies, equipment and products in the ordinary course of business consistent with past practice and (2) Kunde;

•

except in the ordinary course of business consistent with past practice, renew, extend, terminate, amend in any material respect or waive any of its material rights under any material contract or enter into any contract that would constitute a material contract if entered into prior to the date of the Transaction Agreement;

•

make or authorize any capital expenditure other than capital expenditures in the ordinary course of business consistent with past practice or that do not otherwise exceed VWE’s existing capital budget previously furnished to BCAC;

•

except in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any of its tangible assets, tangible properties or businesses, except for (1) the sale of Grounded Wine and (2) sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice (including dispositions of inventory or of obsolete equipment in the ordinary course of business consistent with past practice) or pursuant to an existing contract;

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•

except in the ordinary course of business consistent with past practice, (a) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any intellectual property of VWE, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in its intellectual property, or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any of its intellectual property;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction Agreement);

•	enter into any line of business that is different from the existing business of VWE and its subsidiaries;

•	abandon or fail to diligently pursue the renewal of any permit, except in the ordinary course of business consistent with past practice;

•

compromise, settle or agree to settle any action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of U.S. $500,000; or

•	enter into a contract to do any of the foregoing.

BCAC and Merger Sub have each agreed that prior to the Effective Time it will conduct its business, in all material respects, in the ordinary course of business consistent with past practice, comply with all applicable laws, and use reasonable best efforts to keep available the services of its officers and employees.

In addition to the general covenants above, BCAC and Merger Sub have each agreed that prior to the Effective Time, except as expressly contemplated or permitted by the Transaction Agreement or as required by law and subject to certain specified exceptions, it will not, without the written consent of VWE:

•	seek any approval from BCAC Shareholders, or otherwise take any action, to amend the Articles or the organizational documents of Merger Sub;

•	authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of BCAC);

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of BCAC or Merger Sub;

•	increase the compensation or benefits of its directors or officers (except in their capacity as employees to the extent otherwise permitted hereunder);

•

acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments;

•

make any loans or advances to any of its directors and executive officers (other than travel and payroll advances in the ordinary course of business consistent with past practice in type and amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons;

•	incur, assume, guarantee, cancel, forgive or prepay certain indebtedness;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Transaction Agreement);

•	compromise, settle or agree to settle any action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of U.S.$500,000;

•

make or revoke any material tax election (other than ordinary course tax elections customarily made on periodic tax returns) or settle or compromise any material income tax liability, except in the ordinary course of business consistent with past practice;

•	amend, waive or otherwise change the Escrow Agreement in any manner adverse to VWE; or

•	enter into a contract to do any of the foregoing.

HSR Act and Regulatory Approvals

Each of VWE, BCAC and Merger Sub has agreed that it will use (and cause its affiliates to use) its reasonable best efforts (subject to, and in accordance with, applicable law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Transaction including:

•

obtaining all necessary actions or non-actions, waivers, consents and approvals from governmental entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity (including pursuant to any state or federal alcoholic beverage control laws and regulations);

•

obtaining all necessary consents, approvals or waivers from third parties reasonably requested by BCAC to be obtained in respect of VWE’s material contracts in connection with the Merger, the Transaction Agreement or the other transactions (it being understood that, except with respect to the required waiver under VWE’s credit agreement with Bank of the West, the failure to receive any such consents, approvals or waivers will not be a condition to BCAC’s and Merger Sub’s obligations to consummate the Transaction);

•	defending any actions, challenging the Transaction Agreement and the consummation of the Transaction; and

•	the execution and delivery of any additional instruments necessary to consummate the Transaction.

No Party to the Transaction Agreement will be required to agree to any arrangement which would require it to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such actions or proceedings (or agree to do any of the foregoing) to resolve such action or proceeding or threat thereof in order to consummate the Transaction.

Each of BCAC and VWE has agreed to promptly, and in no event later than 10 Business Days after the signing of the Transaction Agreement, make appropriate filings under the HSR Act and any other antitrust law that BCAC determines in good faith applies (and thereafter, promptly make any other required submissions).

In addition, each of BCAC and VWE has agreed to:

•

use reasonable best efforts to cooperate with the other in determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other governmental entities in connection with the execution and delivery of the Transaction Agreement and the consummation of the Transaction and timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

•

use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transaction;

•	promptly inform the other Party upon receipt of any material communication from any governmental entity regarding the Transaction; and

•	subject to applicable legal limitations and the instructions of any governmental entity, keep the other Party apprised of the status of matters relating to the completion of the Transaction.

VWE and BCAC have agreed that if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Transaction Agreement as violative of any antitrust law, they will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction.

Proxy Solicitation and Consent Solicitation

BCAC has agreed to:

•

convene and conduct the BCAC Shareholders’ Meeting in accordance with the Articles and applicable law as promptly as practicable, for the purpose of obtaining BCAC shareholder approval for the Merger, the Continuance and the related transactions (the “BCAC Shareholder Resolutions”), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the BCAC Shareholders’ Meeting without the prior written consent of VWE (which consent will not be unreasonably withheld or delayed), except in the case of an adjournment or postponement as required by applicable law or for quorum purposes;

•

solicit proxies (without being obliged to engage a proxy solicitation agent) in favor of the approval of the BCAC Shareholder Resolutions and against any resolution inconsistent with the BCAC Shareholder Resolutions;

•

consult with VWE in fixing the date of the BCAC Shareholders’ Meeting and the record date for purposes of notice thereof and voting thereat, give notice to VWE of the BCAC Shareholders’ Meeting and allow VWE’s representatives to attend the BCAC Shareholders’ Meeting;

•

promptly advise VWE at such times as VWE may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the BCAC Shareholders’ Meeting, as to the tally of the proxies and other voting documentation received by BCAC in respect of the BCAC Shareholder Resolutions and other matters to be voted upon at the BCAC Shareholders’ Meeting, the number of Class A Restricted Voting Shares with respect to which BCAC Dissent Rights were exercised and the numbers of notices of redemption of Class A Restricted Voting Shares by or on behalf of the holders thereof;

•

not change the record date for BCAC Shareholders entitled to notice of or to vote at the BCAC Shareholders’ Meeting in connection with any adjournment or postponement of the BCAC Shareholders’ Meeting, or change any other matters in connection with the BCAC Shareholders’ Meeting unless required by law or consented to in writing by VWE (which consent will not be unreasonably withheld or delayed);

•

through the BCAC board of directors, recommend that BCAC Shareholders vote in favour of the BCAC Shareholder Resolutions and include such recommendation in the Consent Solicitation/Prospectus and management information circular to be provided to BCAC Shareholders in connection with the BCAC Shareholders’ Meeting. The BCAC board of directors will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, such recommendation in any manner adverse to VWE, except and only to the extent that the BCAC board of directors (or any such committee) determines after consultation with counsel that so doing is required by law or fiduciary requirements; and

•

extend the redemption right for Class A Restricted Voting Shares for any minimum period required by any rule, regulation, interpretation or position of the OSC, TSX or the respective staff thereof that is applicable to the redemption right, and pursuant to the Articles.

VWE has agreed to use its reasonable best efforts to obtain approval of the Transaction by VWE shareholders within one Business Day of the Registration Statement becoming effective. VWE will keep BCAC reasonably informed regarding all matters relating to such approval.

No Solicitation

Under the terms of the Transaction Agreement, VWE has agreed not to (1) solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an acquisition proposal, (2) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning VWE or any of its affiliates to any person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an acquisition proposal or (3) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement relating to an acquisition proposal.

VWE also agreed that immediately following the execution of the Transaction Agreement it will cause its representatives to cease any discussions or negotiations with any person or entity that may be ongoing with respect to an acquisition proposal. VWE also agreed to request from each person and entity with whom such discussions and negotiations have been terminated to return or destroy in accordance with the terms of the applicable confidentiality agreement all information furnished to such person or entity and use reasonable best efforts to enforce compliance with such request.

VWE has agreed to promptly (and in any event within two Business Days) notify, both orally and in writing, BCAC of the receipt of any acquisition proposal or any request for information from, or any negotiations sought to be initiated or resumed with, VWE or its representatives concerning an acquisition proposal. VWE will promptly (and in any event within 48 hours) keep BCAC reasonably informed of any material developments regarding any acquisition proposal or request for non-public information from the proponent of an acquisition proposal.

As used in the Transaction Agreement, “acquisition proposal” means any proposal or offer from any person, entity or group of persons or entities (other than BCAC, Merger Sub or any affiliate thereof) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) 15% or more based on the fair market value, as determined in good faith by the VWE board of directors of assets of VWE and its subsidiaries or (ii) 15% or more of any class of equity securities of VWE representing 15% or more of the outstanding voting power of VWE, (b) any offer that, if consummated, would result in any person, entity or group beneficially owning, directly or indirectly, 15% or more of the equity securities of VWE representing 15% or more of the outstanding voting power of VWE, or (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving VWE.

Other Covenants and Agreements

The Transaction Agreement contains other covenants and agreements, including:

•

BCAC and VWE providing, subject to certain specified restrictions and conditions the other Party and its representatives reasonable access to its and its subsidiaries’ officers, employees, properties, contracts, commitments, books and records;

•

each Party giving prompt notice to the other parties of certain matters, including such Party’s failure to comply with or satisfy any covenant, condition or agreement in any material respect; receipt of notice from a third party that the consent of such third party is or may be required or of any material non-compliance with any law by such party or its affiliates; or receipt of any notice from any governmental entity in connection with the Transaction;

•	BCAC using its reasonable best efforts to ensure that it remains listed as a public company on the TSX and to cause the New VWE Holdco common stock to be approved for listing on the TSX and Nasdaq;

•

BCAC using its reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the OSC, the TSX and the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	confidentiality and publicity relating to the Transaction Agreement and the Transaction;

•	agreement relating to the intended tax treatment of the Transaction contemplated by the Transaction Agreement;

•	the surviving company performing all employment contracts between VWE (or its subsidiaries) and any past or present employee or consultant of VWE (or its subsidiaries);

•	preparation of this prospectus and the Registration Statement;

•	BCAC causing the Continuance to become effective immediately prior to the Effective Time;

•	BCAC taking all action within its power as necessary to cause certain appointments of Board members and officers immediately following the Effective Time;

•	VWE making an offer to repurchase shares of TGAM prior to the Effective Time;

•	indemnification of present and former directors and officers of BCAC, VWE and each of its subsidiaries, and directors’ and officers’ liability insurance;

•

BCAC’s board or committee adopting a resolution exempting the acquisition of New VWE Holdco common stock by any VWE shareholder who is expected to become a director of New VWE Holdco following the Closing, from Section 16(b) of the U.S. Exchange Act pursuant to Rule 16b-3 thereunder;

•	BCAC’s board of directors adopting a mandatory conversion resolution such that as part of the Continuance, each BCAC Founder’s Share will convert into one share New VWE Holdco common stock; and

•	VWE obtaining forgiveness of certain debt and release of certain liens.

Representations and Warranties

The Transaction Agreement contains representations and warranties made by VWE to BCAC relating to a number of matters, including the following:

•	corporate organization, corporate power, good standing and qualification to do business;

•	capitalization, subsidiaries and indebtedness;

•	requisite corporate authority to enter into the Transaction Agreement and to complete the Transaction;

•	required governmental and regulatory consents necessary in connection with the Transaction;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Transaction Agreement or consummating the Transaction;

•	VWE shares are not and are not required to be registered and VWE is not required to file reports with the SEC;

•	the VWE Financial Statements;

•	absence of a material adverse effect since January 1, 2021 and absence of certain other changes;

•	compliance with applicable law;

•	legal proceedings and absence of governmental orders;

•	employee compensation and benefits matters;

•	environmental matters;

•	tax matters;

•	labor matters;

•	intellectual property;

•	insurance;

•	properties;

•	material contracts;

•	customers and suppliers;

•	inventory;

•	broker’s and finder’s fees related to the Merger;

•	related party transactions; and

•	accuracy of VWE’s information provided in the Consent Solicitation/Prospectus and this prospectus.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Transaction Agreement, a “material adverse effect” with respect to VWE means any change, effect, condition, event, circumstance, occurrence or development (“change”) that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (i) the business, assets, liabilities or financial condition or results of operations of VWE and its subsidiaries, taken as a whole or (ii) the ability of VWE to consummate the Transaction or to perform its obligations under the ancillary agreements. None of the following, with respect to clause (i), will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect:

•	changes in business, regulatory, political or other conditions generally;

•

changes in general economic conditions, including changes in the credit, debt or financial capital markets, securities markets, currency markets or other financial markets, including changes in interest rates or currency exchange rates;

•	changes or conditions affecting generally the industries in which VWE operates or the industries in which suppliers and customers of VWE operate;

•	any stoppage or shutdown of any governmental entity;

•	changes in U.S. GAAP or other accounting requirements or principles or any changes in applicable laws, regulatory standards or the interpretation thereof or other legal or regulatory conditions;

•	acts or omissions required pursuant to the terms of the Transaction Agreement;

•	the announcement of the Transaction Agreement or pendency or consummation of the Transaction;

•

the failure of VWE to meet or achieve the results set forth in any internal or industry estimate, budget, plan, projection or forecast (provided, however, that changes giving rise to or contributing to such failure that are not otherwise excluded from the definition of “material adverse effect” may be taken into account in determining whether there has been a material adverse effect);

•

global, national or regional political conditions, including hostilities, acts of war, protests, shutdowns, civil unrest, sabotage or terrorism or military actions or any escalation, worsening or diminution thereof;

•

hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, natural disasters, epidemics, pandemics or disease outbreak (including COVID-19) or other acts of nature or force majeure events, or any law issued by a governmental entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law or interpretation thereof following the date of the Transaction Agreement or any worsening of such conditions threatened or existing as of the date of the Transaction Agreement;

•

changes attributable to actions or omissions of, by or on behalf of a counterparty to the Transaction Agreement or any of its affiliates (other than to the extent required to be taken or required to be omitted pursuant to the ancillary agreements); and

•	any action taken by a person or any omission to act with the written consent of or at the written request of a counterparty to the Transaction Agreement;

except that, in the in the case of the first, second, third, fourth, fifth, ninth and tenth bullet points above, such changes will be taken into account in determining whether a material adverse effect has or would reasonably be expected to occur to the extent such changes impact VWE and its subsidiaries in a materially disproportionate manner relative to other participants in the industry in which VWE and its subsidiaries operate (in which case, only such disproportionate impact will be taken into account).

The Transaction Agreement also contains representations and warranties made by BCAC and Merger Sub to VWE relating to a number of matters, including the following:

•	corporate organization, corporate power, good standing and qualification to do business;

•	capitalization;

•	requisite corporate authority to enter into the Transaction Agreement and to complete the Transaction;

•	required governmental and regulatory consents necessary in connection with the Transaction;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Transaction Agreement or consummate the Transaction;

•	litigation, orders and permits;

•	compliance with securities laws;

•	BCAC’s reporting issuer status and securities laws matters;

•	absence of a material adverse effect since December 31, 2019 and absence of certain other changes;

•	compliance with applicable law;

•	business activities;

•	judgments, orders or decrees;

•	taxes and tax returns;

•	transactions with affiliates;

•	Merger Consideration;

•	accuracy of BCAC’s information provided in the Consent Solicitation/Prospectus and in this prospectus;

•	the BCAC escrow account; and

•	broker’s and finder’s fees related to Transaction.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Transaction Agreement, a “material adverse effect” with respect to BCAC means any facts, circumstances, events or changes that would, individually or when considered together with all other facts, circumstances or changes, reasonable be expected to prevent or material delay or impede the ability of BCAC, the Sponsor or Merger Sub to consummate the Transaction.

As described below under “—Termination”, if the Transaction Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Transaction Agreement, other than liability for any deliberate and material breach occurring prior to such termination despite the actual or probable satisfaction (or reasonable ability to satisfy) the conditions to such Party’s obligation to complete the Closing.

Conditions to the Transaction

Conditions to Each Party’s Obligations

The respective obligations of each of VWE, BCAC and Merger Sub to complete the Transaction are subject to the satisfaction (or waiver, if applicable) of the following conditions:

•	the absence of any law enacted or order issued which remains in effect and enjoins or otherwise prohibits the consummation of the Transaction;

•	the receipt of the approval of the BCAC Shareholder Resolutions in accordance with the provisions of the Articles and the BCBCA, applicable securities laws and applicable TSX and Nasdaq rules;

•	the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness and any proceedings pending before or threatened by the SEC for that purpose;

•

the issuance by the OSC of a final receipt for this prospectus on its own behalf and deemed to be issued by the other Canadian securities regulatory authorities (other than Québec) as required by Canadian securities laws relating to the Transaction;

•

the approval of the TSX enabling (1) the Transaction to qualify as BCAC’s qualifying acquisition and (2) the listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on the TSX after the Effective Time;

•

the approval for listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on Nasdaq as National Global Market securities within the meaning of Nasdaq Rule 5005(a)(27) (which condition has been waived by the parties with respect to the listing of the New VWE Holdco Warrants on Nasdaq);

•	the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Transaction under applicable antitrust laws, including the HSR Act; and

•	the occurrence of the Continuance.

Conditions to Obligations of BCAC and Merger Sub

The obligation of BCAC and Merger Sub to complete the Transaction is also subject to the satisfaction, or waiver by BCAC, of the following conditions:

•	the accuracy of the representations and warranties made by VWE in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by VWE of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on VWE;

•	the termination or amendment of certain agreements between or among VWE shareholders will have occurred, as set forth in the Transaction Agreement;

•	VWE must obtain a waiver or amendment of any event of default under the VWE Credit Facility that would result from the consummation of the Transaction; and

•	the receipt by BCAC of each of the agreements, instruments, certificates and other documents required to be delivered by VWE at or prior to the closing of the Transaction.

Conditions to Obligations of VWE

The obligation of VWE to complete the Transaction is also subject to the satisfaction or waiver by VWE of the following conditions:

•	the accuracy of the representations and warranties made by BCAC and Merger Sub in the Transaction Agreement, subject to certain materiality thresholds;

•	performance in all material respects by each of BCAC and Merger Sub of the covenants required to be performed by it at or prior to the closing of the Transaction;

•	the absence since the date of the Transaction Agreement of any material adverse effect on BCAC;

•	the receipt of Merger Sub shareholder approval; and

•	the receipt by VWE of each of the agreements, instruments, certificates and other documents required to be delivered by BCAC at or prior to the closing of the Transaction.

Termination

The Transaction Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of the Transaction Agreement by VWE’s shareholders or approval of the proposals required to effect the Transaction by BCAC Shareholders as follows:

•	by written consent of both VWE and BCAC;

•

by either VWE or BCAC if (a) prior to the Closing, the Transaction is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction, (b) the Closing has not occurred on or before May 15, 2021 or such later date which the BCAC Shareholders approve (the “Outside Date”), except that the right to terminate the Transaction Agreement pursuant to (a) or (b) will not be available to any party whose breach of any provision of the Transaction Agreement results in or materially contributes to (a) or (b), or (c) approval of the BCAC Shareholder Resolutions is not obtained at the BCAC Shareholders’ Meeting or any adjournment or postponement thereof;

•

by VWE if BCAC or Merger Sub breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from VWE of such breach (unless VWE is itself in breach of the Transaction Agreement such that any of the mutual conditions to closing or conditions to BCAC and Merger Sub’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by VWE if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but BCAC fails to consummate the Closing within five Business Days following notice from VWE that it is prepared to consummate the Closing;

•	by VWE if the BCAC board of directors changed its recommendation that BCAC Shareholders vote in favour of the BCAC Shareholder Resolutions;

•

by BCAC if VWE breaches any representation, warranty or covenant in any material respect and has not cured its breach within 60 days of notice from BCAC of such breach (unless BCAC is itself in breach of the Transaction Agreement such that any of the mutual conditions to closing or conditions to VWE’s obligation to close would not reasonably be capable of being satisfied by the Outside Date);

•

by BCAC if all of the conditions to the obligations of the parties to complete the Transaction have been satisfied or waived, but VWE fails to consummate the Closing within five Business Days following notice from BCAC that it is prepared to consummate the Closing;

•	by BCAC if the VWE board of directors changes its recommendation that VWE shareholders vote in favour of the Transaction; or

•	by BCAC if the VWE shareholders do not approve the Transaction within one day after the Registration Statement becomes effective.

Effect of Termination

If the Transaction Agreement is validly terminated, the Transaction Agreement will become void without any liability on the part of any of the parties other than liability for any deliberate and material breach occurring prior to such termination despite the actual or probable satisfaction (or reasonable ability to satisfy) the conditions to such party’s obligation to complete the Closing. However, the confidentiality agreement and BCAC’s escrow account claims waiver and certain other technical provisions will continue in effect notwithstanding termination of the Transaction Agreement.

Amendments

Subject to applicable law, the Transaction Agreement may be amended or modified by a written agreement of BCAC and VWE.

Specific Performance

The parties to the Transaction Agreement agree that they will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Transaction Agreement and to enforce specifically the terms of provisions thereof.

Stock Market Listing

Application will be made by BCAC to have the New VWE Holdco common stock and New VWE Holdco Warrants to be issued in connection with the Transaction approved for listing on the TSX and on Nasdaq. It is a condition to the parties’ obligations to complete the Transaction that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except as otherwise provided in the Transaction Agreement, all costs and expenses incurred in connection with the Transaction Agreement will be paid by the Party incurring such cost or expense.

Principal Steps of the Transaction

Under the Transaction Agreement, commencing on the Effective Date, the following principal steps, among other things, shall occur:

(a)

Class A Restricted Voting Shares held by BCAC Dissenting Shareholders who duly exercised their BCAC Dissent Rights will be transferred to BCAC and such BCAC Dissenting Shareholders will cease to have any rights as BCAC Shareholders other than the right to be paid the fair value for their Class A Restricted Voting Shares by BCAC.

(b)	The Sponsor will surrender to BCAC for cancellation 3,000,000 BCAC Founder’s Shares and 4,000,000 BCAC Founder’s Warrants, in each case pursuant to the Transaction Agreement.

(c)	The Continuance will become effective, whereupon:

(i)	each Class A Restricted Voting Share (other than BCAC Dissenting Shares) will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(ii)

each BCAC Founder’s Share, other than those BCAC Founder’s Shares surrendered to BCAC for cancellation pursuant to the Transaction Agreement, will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

(iii)

each BCAC Warrant, other than the BCAC Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock;

(iv)	BCAC will file a certificate of incorporation with the Secretary of the State of Nevada and adopt bylaws, each reflecting “Vintage Wine Estates, Inc.” as BCAC’s corporate name; and

(v)	The Omnibus Incentive Plan will become effective.

(d)

Merger Sub will merge with and into VWE, with VWE being the surviving entity, whereupon each share of VWE capital stock issued and outstanding immediately prior to the Effective Time (other than VWE dissenting shares and Excluded Shares) will be converted into:

(i)	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

(ii)	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

(e)

BCAC Shareholders who duly elected to submit for redemption their Class A Restricted Voting Shares will have such shares or the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted redeemed and cancelled and such BCAC Shareholders will cease to have any rights as BCAC Shareholders other than the right to be paid the Redemption Amount in respect of their Class A Restricted Voting Shares and such New VWE Holdco common stock in accordance with the Articles and New VWE Holdco’s Constating Documents.

(f)	Immediately following the Effective Time, the Board will be composed of the individuals set out under “Directors and Executive Officers”.

Following the issuance of a receipt for this prospectus, BCAC will: (i) make this prospectus publicly available on its website; (ii) mail a notice of redemption to each holder of Class A Restricted Voting Shares; and (iii) deliver the prospectus to the holders of the Class A Restricted Voting Shares by prepaid mail or electronically in accordance with applicable securities laws. The Redemption Deadline shall not occur until the later of: (x) 21 days following the posting of the prospectus and the mailing of the notice contemplated by (i) and (ii); and (y) the third Business Day following the delivery contemplated by (iii).

Upon closing of the Transaction, the proceeds of the IPO in BCAC’s escrow account which are not to be used to satisfy redemptions of Class A Restricted Voting Shares or the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted on the Continuance shall be released to New VWE Holdco in accordance with the Escrow Agreement.

Following closing of the Transaction, the Class A Restricted Voting Shares (with respect to which the BCAC Dissent Right has not been exercised) shall constitute New VWE Holdco common stock with no action taken on the part of the holders thereof subject to redemption where applicable in accordance with the Transaction Agreement.

BCAC and VWE expect that expenses relating to the completion of the Transaction as well as funds required for the ongoing operations of New VWE Holdco going forward will be funded from a combination of cash available to New VWE Holdco from the escrow account plus accrued interest less any amounts used to settle redemptions of Class A Restricted Voting Shares, if any, and cash on hand.

Subject to obtaining certain approvals and the satisfaction of certain conditions, it is anticipated that the Transaction will be completed in the second calendar quarter of 2021.

Other Agreements

Founder Support Agreement

In connection with the execution of the Transaction Agreement, the Sponsor, in its capacity as a shareholder of BCAC, entered into a support agreement (the “Founder Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote in favour of the Transaction (including the Continuance).

VWE Support Agreement

In connection with the execution of the Transaction Agreement, certain VWE shareholders entered into a voting and support agreement (the “VWE Support Agreement”), pursuant to which such VWE shareholders agreed, among other things, to vote in favour of the Transaction Agreement, the Merger and the other transactions. Accordingly, it is anticipated that VWE shareholders will approve the Transaction.

Investor Rights Agreement

In connection with the consummation of the Transaction, the Roney Investors, the Rudd Investors, the Sebastiani Investors and the Sponsor (collectively referred to as the Major Investors) and all other holders of VWE capital stock will enter into the Investor Rights Agreement, which will provide for, among other things, voting agreements, resale restrictions and registration rights, and possible redemption of shares of New VWE Holdco common stock relating to the PPP Note and a downward purchase price adjustment in excess of the Adjustment Escrow Deposit after the post-closing true-up.

Voting Agreements

The Sponsor and the VWE Investors party to the Investor Rights Agreement will agree therein to act in concert with respect to voting their shares of New VWE Holdco common stock. Such agreement covers voting with respect to directors and voting with respect to other matters.

Subject to the terms of the Investor Rights Agreement, until the 2028 annual meeting of shareholders of New VWE Holdco (the “2028 Annual Meeting”), the Roney Representative may designate up to five individuals, at least two of whom will qualify as independent directors under listing requirements then applicable to the New VWE Holdco common stock (collectively, the “Roney Nominees”), for inclusion by New VWE Holdco and its Board, acting through the Nominating and Governance Committee of the Board, in the slate of nominees recommended to shareholders for election as directors at any annual or special meeting of the shareholders at which directors are to be elected. Notwithstanding this agreement, if the combined beneficial ownership of the Roney Investors, the Rudd Investors and the Sebastiani Investors over which the Roney Representative has control:

•

(A) is reduced by at least 50%, but less than 75%, from that owned on the closing date of the Merger (excluding reductions to the extent due to (1) the sale of shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to three Roney Nominees;

•

(A) is reduced by at least 75% from that owned on such closing date (excluding reductions to the extent due to due to (1) the sale of shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to two Roney Nominees; and

•	represents less than the Minimum Number, the Roney Representative will, without further action, no longer have any nomination rights hereunder.

Likewise, until the 2028 Annual Meeting and subject to the terms of the Investor Rights Agreement, the Sponsor may designate up to four individuals, at least one of whom will qualify an independent director under listing requirements then applicable to the New VWE Holdco common stock (collectively, the “Sponsor Nominees”), for inclusion by New VWE Holdco and its board of directors, acting through the Nominating and Governance Committee of the Board, in the slate of nominees recommended to shareholders for election as directors at any annual or special meeting of the Shareholders at which directors are to be elected. Notwithstanding this agreement, if the beneficial ownership of the Sponsor:

•

(A) is reduced by at least 50%, but less than 75%, from that owned on the closing date of the Merger (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to two Sponsor Nominees;

•

(A) is reduced by at least 75% from that owned on such closing date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Sponsor will, without further action, only be entitled to designate up to one Sponsor Nominee; and

•	represents less than the Minimum Number, the Sponsor will, without further action, no longer have any nomination rights under the Investor Rights Agreement.

A “Material Stock Acquisition” as defined in the Investor Rights Agreement means a transaction in connection with which Parent issues New VWE Holdco common stock representing more than 35% of such stock then outstanding.

“Minimum Number” as defined in such agreement means 4% of the shares of New VWE Holdco common stock outstanding as of the relevant date or such lower percentage to which the Roney Representative or Sponsor, as applicable, may agree (such agreement not to be unreasonable withheld) upon the request of the other.

In furtherance of the nomination rights provided for in the Investor Rights Agreement, such agreement also provides that: (i) in connection with each meeting or consent solicitation of at or by which directors are to be elected, the Board (including any committee thereof) will nominate and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to shareholders, and the Specified Investors will vote for each Roney Nominee and Sponsor Nominee; and (ii) New VWE Holdco, acting through its Board (including any committee thereof), will fill any vacancy of a Roney Nominee or a Sponsor Nominee on the Board with a Roney Nominee or a Sponsor Nominee, respectively.

With respect to voting on matters other than the election of directors, the Investor Rights Agreement provides as follows for the period beginning on the closing date of the Transaction and ending the earlier of seven years from that date and the date on which the Roney Investors cease to own, in the aggregate, 10% or more of the outstanding New VWE Holdco common stock. During that period, each Major Investor will irrevocably appoint the Roney Representative as such Major Investor’s proxy, to the fullest extent of such Major Investor’s rights with respect to the shares of New VWE Holdco common stock owned by such Major Investor as of the closing date or thereafter acquired, to vote each such shares at each annual or special meeting of shareholders on all matters other than, in the case of Sponsor, certain reserved matters. Such reserved matters are (a) the issuance of equity or the adoption of any equity plan, (b) any merger, consolidation or other business combination transaction to which New VWE Holdco is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or affiliate of New VWE Holdco has an interest that is different from, or in addition to, the interests of New VWE Holdco Shareholders generally, (d) any amendment of New VWE Holdco’s articles of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of shareholders or any particular shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or contract.

Upon consummation of the Transaction, the Specified Investors will beneficially own approximately •% of New VWE Holdco common stock, assuming no dissent rights are exercised and no redemptions by holders of Class A Restricted Voting Shares. Depending primarily upon the level of such redemptions and pursuant to the Investor Rights Agreement, New VWE Holdco may be a “controlled company” within the meaning of Nasdaq corporate governance standards upon consummation of the Transaction. See “Corporate Governance—Controlled Company Exemption.”

Resale Restrictions

Pursuant to the Investor Rights Agreement, the Major Investors (other than the Sebastiani Investors) will agree that they will not, for 18 months following the closing of the Transaction, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of New VWE Holdco common stock or otherwise hedges such consequences, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives value from such stock (in each case, subject to certain exceptions set forth in the Investor Rights Agreement). After that, approximately 94% of such investors’ shares will be released from the lock-up in equal amounts monthly over a 17-month period. Any remaining shares held by such investors will be released from the lock-up on the date that is 35 months following the closing of the Merger. All other VWE Investors party to the Investor Rights Agreement (including the Sebastiani Investors but excluding Wasatch) will agree that they will not, for six months after the closing of the Merger, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of New VWE Holdco common stock or otherwise hedges such consequences, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives value from such stock (in each case, subject to certain exceptions). After that, approximately 83% of their shares will be released from the lock-up in equal amounts monthly over a five-month period. Any remaining shares held by such other VWE Investors will be released from the lock-up on the date that is 11 months after the closing of the Merger.

Modification or Amendment

The Investor Rights Agreement may be amended and New VWE Holdco may take action therein prohibited, or omit to perform any act therein required to be performed by it, if and only if New VWE Holdco has obtained the consent of each Major Investor holding at least 5% of the outstanding shares of New VWE Holdco common stock and, during the Roney Director Designation Period, the Roney Representative, but the resale restrictions described above cannot be amended without the prior written consent of any Major Investor that would be adversely affected by the amendment.

Registration Rights

Under the Investor Rights Agreement, (i) Wasatch and (ii) after the initial 18-month lock-up period described in “Corporate Structure—Other Agreements—Investor Rights Agreement—Resale Restrictions,” the Sponsor or any Major Investor holding not less than 10% of the shares of New VWE Holdco held by all VWE Investors in the aggregate may demand to sell all or a portion of their registrable securities in an SEC-registered offering up to six times, in the case of Wasatch and such Major Investors, and up to three times, in the case of the Sponsor, in each case subject to certain minimum requirements and customary conditions. The Investor Rights Agreement will also provide the Sponsor and all holders of VWE capital stock party thereto with “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions. The Investor Rights Agreement also provides that New VWE Holdco will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Redemption Relating to PPP Note

On April 14, 2020, VWE entered into a promissory note in favor of Bank of the West issued pursuant to the loan program known as the Paycheck Protection Program (the “PPP”). The PPP Note matures in April 2022 and accrues interest at the rate of 1% per annum. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable pursuant to section 1106 of the CARES Act, after a period of up to 24 weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness shall be calculated in accordance with the requirements of the PPP, including the provisions of Section 1106 of the CARES Act, although no more than 40 percent of the amount forgiven can be attributable to non-payroll costs. Further, the amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the period of up to 24 weeks. As of December 31, 2020, an aggregate amount of principal of $6,524,977 was outstanding under this loan. The Investor Rights Agreement includes additional provisions relating to the PPP Note. In such agreement, each holder of VWE capital stock party thereto will agree to be bound by a provision of the Transaction Agreement as if it were a party thereto. The transaction agreement provides that, to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the merger, VWE will escrow with the lender the amount necessary to repay the PPP Note in full plus accrued and unpaid interest. Thereafter, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after Closing (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable governmental entity will not have been received by VWE prior thereto), New VWE Holdco will redeem for no consideration from each VWE investor party to the investor rights agreement certain shares of New VWE Holdco common stock which are determined to have been over-issued to them.

Redemption Rights

Pursuant to the Articles, holders of Class A Restricted Voting Shares have the right to submit for redemption all or a portion of their Class A Restricted Voting Shares in connection with the Transaction or the Extension, provided that they deposit their Class A Restricted Voting Shares for redemption prior to the Redemption Deadline. Holders of Class A Restricted Voting Shares whose shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares for redemption. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s shares may not be eligible for redemption.

A Redeeming Shareholder will be entitled, subject to the conditions thereof, to receive an amount, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by BCAC on such interest and other amounts earned in BCAC’s escrow account, and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by BCAC. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the Redemption Amount per Class A Restricted Voting Share validly submitted for redemption will be paid on or about May 17, 2021.

Notwithstanding any of the foregoing, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS) that, together with any Affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require BCAC to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”). By its election to redeem, each registered holder of Class A Restricted Voting Shares (other than CDS) and each beneficial holder of Class A Restricted Voting Shares will be required to represent or will be deemed to have represented to BCAC that, together with any Affiliate of such holder and any other person with whom such holder is acting jointly or in concert, such holder is not redeeming Class A Restricted Voting Share in excess of the Redemption Limitation.

Process for Redemption by Non-Registered Holders of Restricted Voting Shares

A non-registered holder of Class A Restricted Voting Shares who desires to exercise its redemption rights in connection with the Transaction must do so by causing a participant (a “CDS Participant”) in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner, a written notice (the “Redemption Notice”) of the owner’s intention to submit for redemption Class A Restricted Voting Shares in connection with the Transaction. A non-registered holder of Class A Restricted Voting Shares who desires to submit for redemption Class A Restricted Voting Shares should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the notice date described above so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the transfer agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the transfer agent.

By causing a CDS Participant to deliver to CDS a notice of the owner’s intention to submit for redemption Class A Restricted Voting Shares, an owner shall be deemed to have irrevocably surrendered his, her, or its Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted on the Continuance) for redemption and appointed such CDS Participant to act as his, her, or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant regarding an owner’s intent to redeem which CDS determines to be incomplete, not in proper form, or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the owner’s instructions will not give rise to any obligations or liability on the part of BCAC to the CDS Participant or to the owner.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted on the Continuance) may not be eligible for redemption. Such deadline may be earlier than the Redemption Deadline.

Use of Proceeds

New VWE Holdco currently anticipates that it will use the proceeds of the IPO in BCAC’s escrow account, which are to be released upon consummation of the Transaction in accordance with the terms and conditions of the Escrow Agreement, for the repayment of debt plus accrued interest ($161,584,100), payment of deferred underwriters’ commissions ($13,500,000), payment to VWE Series B shareholders for the repurchase of VWE Series B stock ($32,000,000), payment of the MIP Payment Amount and fees and expenses associated with the Transaction. The remaining proceeds will be used for general corporate purposes.

The amount of funds available for general corporate purposes on closing of the Transaction will be dependent, in part, on the amount of cash that BCAC will need to satisfy redemption requests for Class A Restricted Voting Shares or any exercise of BCAC Dissent Rights and may be significantly less than the amount set out herein. As a result, the amount of cash to be used for general corporate purposes following the closing of the Transaction will be significantly dependent upon net proceeds available to BCAC following payment of any redemption proceeds and/or the exercise of any BCAC Dissent Rights and, going forward, the funding of working capital and operating expenses. No assurance can be given that there will be any cash available for general corporate purposes at all.

While New VWE Holdco currently anticipates that it will use the net proceeds released from escrow as set forth above, New VWE Holdco may re-allocate these proceeds from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Until utilized, some or all of the net proceeds released from escrow may be held in cash balances in New VWE Holdco’s bank account or invested at the discretion of the board of directors, in short term, high quality, interest bearing corporate, government-issued or government-guaranteed securities. Management will have discretion concerning the use of such funds, as well as the timing of their expenditure. See “Risk Factors —New VWE Holdco will have discretion in the use of proceeds”.

New VWE Holdco

Following the closing of the Transaction, BCAC will indirectly own 100% of VWE, subject to the terms of the Transaction Agreement. See “Risk Factors”.

The head office and registered office of New VWE Holdco will be located at 937 Tahoe Blvd., Incline Village, Nevada, 84951. New VWE Holdco will be a reporting issuer in all of the provinces and territories of Canada other than Québec.

Inter-corporate Relationships

The organizational chart below illustrates, in a simplified form, the proposed inter-corporate relationships of New VWE Holdco and its material subsidiaries, including their jurisdiction of incorporation in parentheses, after giving effect to the Transaction. Unless otherwise indicated, each entity is wholly-owned by the entity above it in the organizational chart.

Ownership of New VWE Holdco

Following consummation of the Transaction, VWE shareholders and BCAC Shareholders immediately prior to the Merger and the Continuance, respectively, will become holders of New VWE Holdco common stock (except for BCAC Shareholders who exercised their BCAC Dissent Rights or redemption rights). In connection with the Extension Resolution and seeking to complete a qualifying acquisition such as the Transaction, BCAC will, pursuant to its organizational documents, provide holders of BCAC Class A Restricted Voting Shares the opportunity to redeem all or a portion of such shares (or the shares of New VWE Holdco common stock into which such shares are converted upon the Continuance). Such redemptions, if any, will occur on extension of the Permitted Timeline or following the Continuance and immediately prior to the consummation of the Transaction.

The following table illustrates varying ownership levels in New VWE Holdo immediately following the consummation of the Transaction assuming the levels of redemption by holders of Class A Resttricted Voting Shares as indicated and no exercise of BCAC Dissent Rights:

Ownership of New VWE Holdco Common Stock(1)
	No Redemptions			75% Redemptions(2)
	Number of Shares	Percentage of Outstanding Shares		Number of Shares	Percentage of Outstanding Shares
Former holders of VWE capital stock	•	•	%	•	•	%
Former holders of Class A Restricted Voting Shares	•	•	%	•	•	%
Bespoke Sponsor Capital LP	•	•	%	•	•	%
Major Investors	•	•	%	•	•	%
Specified Investors(3)	•	•	%	•	•	%

(1)

This table gives effect to the issuance of 906,345 shares of VWE capital stock in connection with the Kunde acquisition, which acquisition is expected to be completed prior to the consummation of the Transaction and which shares will subsequently be converted into shares of New VWE Holdco common stock at the Effective Time. This table does not give effect to (i) the issuance of any Earnout Shares, (ii) the 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the Investor Rights Agreement to the extent any portion of the PPP Note has not been forgiven prior to the earlier of (A) the date that is 18 months after the Closing of the Merger or (B) VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will note be forgiven, or (iii) the exercise or ownership of any New VWE Holdco Warrants, as such Warrants will not be exercisable within 60 days of the consummation of the Transaction.

(2)

The numbers of shares and percentages of shares appearing in these columns assume that holders of 75% of the outstanding Class A Restricted Voting Shares exercise their redemption rights. A lesser or greater amount could be redeemed. The Transaction Agreement does not condition the obligation of any party to consummate the Transaction on any maximum amount of redemptions or any minimum amount of cash provided by BCAC.

(3)

Pursuant to the Investor Rights Agreement and depending upon the level of redemption by holders of BCAC Class A Restricted Voting Shares, the Specified Investors may collectively control a majority of the voting power of New VWE Holdco common stock eligible to vote in the election of directors upon consummation of the Transaction. In that case, New VWE Holdco would be a “controlled company” within the meaning of Nasdaq corporate governance standards at that time. See “Corporate Structure—Other Agreements—Investor Rights Agreement” and “Corporate Governance—Controlled Company Exemption.”

VWE’S INDUSTRY/MARKET OVERVIEW

General

VWE operates in the global wine industry and currently focuses its efforts in the United States. The global wine industry is enduring, having operated successfully for thousands of years around the world. It is a major part of the social fabric of Western societies, as evidenced by per capita wine consumption in the major wine consuming countries in Western and Eastern Europe, Australia, certain countries in South America, and South Africa. Wine consumption is enjoyed by many millions of people around the world, forming the foundation of a recession resistant, over U.S.$50 billion industry in the United States and an approximately U.S.$364 billion industry globally.

Global Wine Industry Dynamics

Source: BW 166

The U.S. is the fourth largest producer of wine in the world. With production of 316 million cases in 2018, versus consumption of over 400 million cases, the United States consistently consumes more wine than it produces. Unlike many of the other major wine producers, the U.S. exports relatively little wine. Specifically, eight of the top ten producing wine countries – Italy, France, Spain, Argentina, Australia, Chile and South Africa – produce more wine than they consume domestically. In spite of its over U.S. $50 billion market size, the U.S. wine market has substantial room to catch up with consumption trends in other countries.

Global Per Capita Wine Consumption

As illustrated in the charts above, per capita U.S. wine consumption is substantially below other developed wine consuming countries and would need to more than triple to reach the equivalent per capita consumption levels of France and Italy at 53.4 and 45.8 liters, respectively.

Sustained Growth in the U.S. Wine Market Despite Economic Conditions

The U.S. is the largest wine market in the world as defined by consumer spending. There are over 250,000 active wine labels in the United States, with approximately 125,000 wine labels approved by licensing authorities in 2019. The wine industry is recession resistant, with sustained growth over the past 25 years despite economic conditions that have been turbulent at times.

As illustrated in the chart above, imported wines began making significant inroads into the U.S. markets in the mid-1990s. The largest segment of imports has been low-cost bulk imports, which have served as a substitute for lower-priced California wines since the mid-2000s. Notwithstanding the imports, over the last twenty years U.S. wineries, including bulk-import wine bottled in the U.S., have accounted for 75% of the market volume in the U.S.

U.S. Winery Volume and Retail Value

The United States wine industry is fragmented, with the top ten wineries holding an approximate 70% market share by volume but only about 40% of consumer spending. Over the past ten years, the United States has seen increased fragmentation as a result of “premiumization” and a proliferation of new wineries, the 9-liter (case) volume share of the top ten wineries reduced from about 80% to approximately 70%, with the top ten value share declining from about 45% to approximately 40%. Accordingly, there are a number of smaller wineries that account for a significant share of consumer spending. Many of these smaller wineries generate the majority of their revenue from on-premise tasting rooms and wine clubs and have little to no distribution capacity. According to Wine Business Monthly, there are over 11,000 wineries in the United States as of January 2021.

Additionally, there are very few publicly-held wineries in the United States, ranging from mega-cap Constellation Brands to micro-cap Willamette Valley Vineyards and Crimson Wine Group. The Duckhorn Portfolio, Inc., the parent of Duckhorn Wine Company, recently filed a registration statement with the SEC relating to a proposed initial public offering. Some large publicly-held international wineries also operate in the United States, including Concha Y Toro (Spain and South America) and Treasury Wine Estates (Australia). Most of the large United States wineries are still privately held, owned by their founding families. A few of these companies have acted as consolidators, most notably Gallo, Foley and Jackson. Some of the major European producers also have acquired wineries in the United States, mostly at the very high end of the industry. Due to archaic “tied house” legal restrictions, private equity firms that own retailers of alcoholic beverages distributors (such as hotels, restaurants, casinos, retail and grocery stores) generally are precluded from owning an alcoholic beverage producer, and vice versa. Tied house rules limit competition from private equity firms in acquiring and consolidating the long tail of small- to medium-sized family-owned wineries that are now changing hands more rapidly.

Further, given the significant and continually intensifying level of consolidation within wine & spirits distribution, it is becoming increasingly difficult for smaller wineries with limited product offerings and only a local or regional presence to attract the attention of major distributors. According to Wine Industry Advisor, the top 10 wine and spirits distributors now account for roughly 75% of the United States market. Specifically, there were 3,000 distributors in 1995, but there were only 1,200 remaining at the end of 2017. This has created economies of scale and efficiencies for the larger distributors, but has left smaller wine and spirits companies with fewer options to sell their products, While wineries can sell DTC in 46 states, maintaining this network can be challenging. Distributors within each state have the permission to sell to retail accounts, but consolidation has meant fewer SKUs represented. Spirits companies are very limited in their ability to sell direct. As such, wine and spirits companies face significant challenges findings a profitable route to market for their products, if they can find a path at all. Consequently, VWE expects that a number of the smaller wine companies will be looking to sell in the next number of years. A recent survey by Silicon Valley Bank indicated that over 50% of the independent winery owners will be considering selling their business over the next one to two years. Historically, VWE has had success acquiring and integrating other wineries into its platform. VWE believes that it is well-positioned to gain market share by consolidating a significant number of smaller wineries at attractive valuations and incorporating them into VWE’s large distribution network. VWE has long-standing relationships with large regional and national distributors, augmented by direct relationships with major national retailers, even though they may be served via the distributors.

Legal Age Drinking Population

The chart above illustrates alcohol servings against population growth. The serving index has slightly outperformed population growth since the early 2000s (i.e., gross consumption has slightly outpaced population growth). Nevertheless, as illustrated in the chart below, servings growth has essentially tracked growth in the legal drinking age (“LDA”) population. Thus, per capita consumption by the LDA population has been flat for approximately the last 25 years. LDA population growth has averaged 1.2% since 1995, as shown in the chart below, but is expected to slow to a 0.8% growth rate over the next 20 years.

Millenial Preferences Shifting Support Long-Term Growth Thesis

As the millenial cohort approaches mid-30s, a greater proportion of that group has tended toward wine consumption and is widely expected to underpin generational adoption of wine as an alcoholic beverage of choice. The same dynamic occurred as Baby Boomers reached their mid to late 30s and their lifestyle and purchasing power changed such that they began to consume wine in greater quantities. Management’s expectation is that a similar dynamic will take place with millennials, augmented by lifestyle marketing, social media and other direct-to-consumer campaigns to increase awareness and purchase activities.

Additionally, younger consumers are shown to patronize and support companies that align with their values and sustainability practices. A 2019 Deloitte Global Millennial Survey found that around 42% of millennials responded that they have begun or deepened business relationships with companies and brands that have a positive impact on society and the environment. Our portfolio is well-positioned to attract this fast-growing segment of younger generation of sustainability-focused, affluent wine consumers.

Premiumization of Wine Industry; Increasing Price Per Serving

Given LDA population trends, gaining market share will be necessary to drive growth. Wine companies have historically generated strong growth by taking market share and benefiting from the “premiumization” of wine. Specifically, wine companies have been able to produce premium, yet affordable brands, that are able to attract new consumers. This premiumization has helped the growth of wine relative to beer, which has a relatively more commoditized product offering. Additionally, as illustrated in the chart below, over the past 25 years premiumization has accelerated the price per serving of wine versus both beer and spirits on an alcohol equivalent basis.

Premiumization is a major industry trend, with consumption increases driven largely in the $10.00 or more retail price per bottle premium and luxury wine categories. Over the past ten years, the premium segment ($10 to $20 retail sales price) has grown on average by 6.6% annually. VWE focuses on these premium and luxury wine segments, offering a variety of lifestyle, luxury and ultra-luxury brands that it sells through an omni-channel approach to the market.

The largest wineries by volume operate primarily in the under $10.00 retail sales price “value” wine category, which has experienced the slowest growth over the past ten years. These market leaders include E&J Gallo, the Wine Group, Trinchero Family and Bronco Wines. Each of these wineries also has premium brands. Constellation Brands recently sold its entire portfolio of value wine brands, with the notable exception of Woodbridge, to Gallo, furthering Gallo’s market leadership position in this segment. The remainder of the top ten wineries by volume, Chateau Ste. Michelle, Treasury, Jackson Family and Deutsch Family, primarily focus on the premium and luxury wine categories, with each of Chateau Ste. Michelle and Treasury Wine Estates also having meaningful under-$10 wine brands.

The value tier is growing slower than the premium $10.00 to $20.00 per bottle tier, which accounts for most of VWE’s business as illustrated in the chart below.

Consumers are increasingly purchasing higher priced wines and other alcoholic beverages, which has accelerated throughout the COVID-19 pandemic. According to Nielsen data, U.S. wine sales in the premium and luxury segments at $11 per bottle and above grew 21% year-over-year in the 52-week period ending October 31, 2020, while sales in the price segments at $10.99 per bottle and below grew just 8%. As illustrated in the chart above, the average price of a bottle of wine is currently around U.S.$12.00, doubling the level it was at 1995. Similarly, the price of spirits has also experienced significant growth over the last 25 years. VWE benefits from these trends. As illustrated in the chart below, nearly 80% of VWE’s wine sales are in the U.S.$10.00 to U.S.$20.00 per bottle range, which is the “sweet spot” of the premium market. Therefore, VWE believes that it is well-positioned to capture market share in the wine market given its diverse portfolio of brands and its ability to adjust its product mix rapidly to respond to changes in consumer demand.

VWE is Primarily Focused on the Key Growth Segment of the Wine Market, the $10 - $20 Premium Price Point

U.S. Domestic Table Wines Consumption by Price Point 2017-23E[1]

(Value in US$ bn)

$ 29.2
7.0
11.0
11.2
2017
$ 32.3
8.1
13.0
11.3
2020E
$ 36.1
9.6
15.6
11.0
2023E

	CAGR 2017-20E	CAGR 2020-23E
Fine Wine ($20+ RSP)	4.8%	5.8%
Premium ($10-19.99 RSP)	5.7%	6.2%
Non-Premium (<$10 RSP)	0.2%	(0.8%)

VWE Case Volume by Retail Price Point[2]

<$10
1%
$20+
20%
$10 - $19.99
79%

99%
VWE Case Volume in the >$10 retail price point

Source: BW166.

(1) Off-premise price per bottle. Market value excludes imported table wines and sparkling wines.

(2) Excludes B2B Segment.

Traditionally, the largest wineries have typically relied on distributors for the vast proportion of their sales, with the DTC channel averaging about 10% of their sales. VWE conversely places a strong focus on its DTC channel, which represents approximately 29% of its total sales. The wine industry, relative to the spirits industry, has benefitted from a loosening of the regulations associated with the traditional three-tier distribution structure, such that DTC distribution is now possible in 45 states and Washington, D.C., by licensed wineries. As evidenced in the chart below, DTC wine shipments increased significantly once the COVID-19 pandemic began. Due to VWE’s existing DTC distribution infrastructure, it was well positioned to respond to and benefit from this significant change in consumer behavior.

Emerging Momentum in Private Label and Direct-to-Consumer Sales Channels

The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel

Outsized Growth in Private Label Channel

(Private Label Sales)[1]

24% CAGR
$80
$99
$137
$165
2016
2017
2018
2019

Secular Shift to Direct-to-Consumer Accelerated Due to COVID

(2020 YTD YoY Volume Growth)[2]

4%
(1%)
30%
45%
44%
40%
41%
32%
24%
19%
17%
33%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Note: US$ in mm.

(1) Nielsen Total U.S. xAOC.

(2) Sovos / ShipCompliant January 2021 report.

VWE has been a market leader in exploiting the omni-channel approach to marketing wine, coupling powerful distribution with strong and rapid innovation in packaging and product design, and a continually growing portfolio of brands. As illustrated in the chart below, the onset of the COVID-19 pandemic increased the amount of e-commerce and DTC wine sales and these channels are becoming increasingly important drivers of growth for the industry. Further, because VWE had a strong online presence and e-commerce distribution network before the COVID-19 pandemic, it has been able to gain share over its competitors with less robust e-commerce platforms.

Source: Commerce7, vinSUITE, SVB, Nielsen, Rakuten Intelligence. Note: “FMB” stands for flavoured malt beverage.

THE BUSINESS OF VWE

Overview

Grounded in tradition; driven by innovation; dynamic in growth.

We are Vintage Wine Estates.

VWE, is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands and packaging concepts as well as craft spirits.

Since its organization as a California corporation over 20 years ago, VWE has grown organically through brand creation and acquisitions to become the 15th largest wine producer based on cases of wine shipped in California. VWE has completed and integrated 20 acquisitions in the past 10 years, with a cumulative transaction value of greater than U.S.$250 million, and completed 10 acquisitions in the past five years. VWE generally acquires the brands and inventories of a targeted business, eliminating redundant corporate overhead. VWE then integrates the acquired assets into its highly efficient production and distribution networks, quickly increasing the sales and margins of the acquired business.

VWE’s mission is to maintain an entrepreneurial spirit, stay humble and focus on the customer. VWE respects the way people buy their wine – at the estate wineries, at retail, in restaurants, on the telephone, on the internet, on television, and by mail.

VWE has three main businesses segments: wholesale, business-to-business (“B2B”) and direct-to-consumer (“DTC”). VWE currently has over 50 brands, which allows it to diversify its offerings across price points, wine varietals and blends, as well as sales channels. Through these segments, VWE currently sells nearly two million nine-liter equivalent cases of wine per year. Specifically, VWE’s brands sell at retail at price points between $10.00 and $150.00, with nearly 80% of sales in the $10.00 to $20.00 range. Through its diverse portfolio of brands, VWE offers consumers popular lifestyle offerings such as Layer Cake, as well as higher-end brands such as Girard, Clos Pegase, B.R. Cohn, Viansa and Laetitia. As a result, VWE offers products across a significant portion of the price and quality spectrum and has achieved a net revenue CAGR over 20% and an Adjusted EBITDA CAGR of 24% since 2010.

VWE’s wines have consistently received hundreds of 90+ scores from top industry publications such as Wine Spectator, Wine Enthusiast and Robert Parker Wine Advocate, as well as multiple gold medals and media recognition. VWE’s packaging has also received numerous design awards and VWE’s hospitality experience consistently generates positive consumer reviews on platforms such as Trip Advisor, Yelp and Google.

VWE currently owns nine winery estates and leases three winery estates. VWE owns or controls over 900 acres of planted vineyards located in the premier winegrowing regions of the United States. These properties extend from the Central Coast of California to storied appellations in Napa Valley and Sonoma County, north to Oregon and Washington. VWE obtains fruit for its wines from owned and leased vineyards, as well as other sources.

VWE holds 227 federal trademark registrations for the trademarks material to its business, including for its powerful brands, Girard, B.R. Cohn, Viansa, Layer Cake, Laetitia and Cameron Hughes. Kunde, when acquired, will also contribute to this category.

VWE’s growth has allowed it to reinvest in its business and create the scale and infrastructure needed to successfully manage a variety of different wine brands and channels. VWE’s owned winery facilities have the current capacity to produce up to 7 million cases of wine per year. VWE is in the process of completing a U.S.$45 million investment into its Ray’s Station production facility, which will include a new high-speed bottling facility with the capacity to bottle over 13.5 million cases annually and a 250,000-square-foot warehouse and distribution center. VWE’s scale and consolidated operations enable it to increase margins of the businesses that it acquires, providing accretive value promptly after the acquisition. VWE intends to continue to grow the business organically and through acquisition, with a view towards making two to three acquisitions per year over the next five years.

VWE’s acquisition strategy is to acquire brands and inventories while eliminating redundant corporate overhead, increasing gross margins of the acquired businesses by leveraging scale economies, and driving revenue growth through VWE’s distribution network. There are more than 11,000 wineries in the United States, with the largest 50 wineries controlling approximately 90% of the market share by volume, but less than 60% of consumer spending. Assuming completion of the Transaction, New VWE Holdco plans to use its enhanced financial capacity to: (i) continue to acquire family owned brands from small wineries, (ii) acquire non-core brands from medium sized and large competitors, and (iii) potentially acquire one or more large competitors in their entirety. Assuming no redemptions and no exercise of BCAC Dissent Rights, upon completion of the Transaction, New VWE Holdco will have the capacity to consummate over $1 billion in acquisitions over the next several years.

VWE’s primary unique selling proposition for a seller is that VWE has a strong track record of closing once the price and structure are agreed upon. VWE also believes that its managers are perceived as excellent brand stewards, having increased the market share and profitability of virtually all of VWE’s acquired brands. VWE is known to be a disciplined acquirer, exercising cost discipline, with a focus on the “sweet spot” of the industry’s growth in premium and super-premium wines. VWE expects that the fragmented nature of the wine industry, coupled with its infrastructure and experience, will enable it to continue to gain market share.

VWE’s innovation strategy is focused on creating and building new wine brands for today’s wine consumer. In the past five years, VWE has launched over 15 new wine brands, which are primarily sold to major national retail accounts and through DTC channels. VWE also develops exclusive labels and produces wine for major retail clients, including Costco and Target, to sell as proprietary brands. The ability to create new wine brands and quickly bring them to market allows VWE to respond swiftly to trends and changing consumer tastes and needs.

VWE’s Core Business Segments

VWE primarily conducts business through three operating segments: Wholesale, B2B (private label wines and spirits and custom winemaking services) and DTC.

Fundamentally, VWE is an omni-channel consumer goods business that happens to operate in the wine industry. Unlike wine companies that solely or mainly sell to wholesale distributors, VWE sells its products through a number of different channels.

Wholesale

VWE’s wholesale operations generate revenue from products sold to distributors, who then sell them to off-premise retail locations such as grocery stores, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars.

VWE has longstanding relationships with its vast distribution network and marketing companies, including with industry leaders such as Deutsch Family Wine and Spirits, Republic National Distributing Company and Southern Glazer’s Wine & Spirits. Through these relationships, VWE’s products are sold in all 50 states and in 37 countries outside the United States. In addition to its geographical reach, VWE’s products are available for purchase at 25,128 off-premise locations as of June 30, 2020, including leading national chains such as Costco, Kroger, Target, Albertsons and Total Wine & More. VWE’s products were also sold at 18,717 restaurants and bars as of June 30, 2020.

VWE’s wholesale segment generated $75.4 million of revenue for the fiscal year ended June 30, 2020.

Business-to-Business

VWE’s B2B sales segment generates revenue from the sale of private label wines and custom winemaking services.

VWE works with national retailers, including Costco, Albertson’s, Target and other major retailers, to provide private label wines incremental to their existing beverage alcohol business. Retailers earn higher margins on sales of their private label wines than on sales of third-party wines. Consequently, retailers are increasingly offering more private label products in their stores. VWE expects retailers’ demand for private labels to continue to increase and believes that its private label business will continue to grow. Retailers frequently request brand, label and product line extensions.

VWE’s custom winemaking services are governed by long-term contracts with other wine industry participants and include services such as fermentation, barrel aging, procurement of dry goods, bottling and cased goods storage. Additionally, VWE believes that its custom winemaking services business allows VWE to maximize its production assets’ throughput and efficiency and thus improves profit margins for VWE’s proprietary brands.

VWE’s B2B segment generated $54.1 million of revenue for the fiscal year ended June 30, 2020.

Direct-to-Consumer

VWE’s DTC segment generates revenue from sales made by VWE directly to the consumer. DTC sales have higher gross profit margins than wholesale sales because DTC sales allow VWE to capture the profit margin that otherwise would go to VWE’s distribution partners on sales in the wholesale segment. As a result, VWE’s profit margins in the DTC segment are significantly higher than in its other segments. VWE believes that its DTC business is one of the largest in the U.S. wine industry.

VWE’s DTC sales are made primarily through VWE’s tasting rooms, wine clubs and e-commerce.

Tasting Rooms

VWE currently operates 14 tasting rooms that served 188,242 visitors during the fiscal year ended June 30, 2020, down from over 200,000 for the fiscal year ended June 30, 2019 as a result of the COVID-19 pandemic. VWE expects that, after there has been widespread introduction of COVID-19 vaccines and travel restrictions have been lifted, tasting room volumes will, over time, increase from the current lows. VWE continues to drive engagement through its virtual wine tasting events and outreach. VWE’s tasting rooms are designed to provide a welcoming atmosphere where VWE can introduce the consumer to its brands with a view towards developing an authentic relationship over time. These tasting rooms feature VWE’s exclusive, low-production wines, at higher–than-average price points, as well as VWE’s more accessible, higher-production, wines. Visitors are encouraged to taste, and then purchase, VWE wines.

Wine Clubs

VWE currently offers 19 branded wine clubs and had more than 36,000 wine club members as of June 30, 2020. VWE’s wine club members sign up to purchase regular shipments of VWE wines and receive additional benefits such as volume discounts, exclusive visits to VWE tasting rooms, invitations to member-only events, access to winemakers and the ability to try each VWE wine before it is widely sold in stores. VWE leverages digital technology through virtual tastings and mixers, giving members new ways to network with one another.

E-Commerce

Sales through VWE’s various brand websites is a growing part of DTC sales. VWE has an active email list with over 859,000 subscribers. VWE’s digital marketing team drafted and sent over 5,292 unique emails that generated over 64 million impressions for the fiscal year ended June 30, 2020. VWE has used digital marketing since the early 2000s, recently increasing its e-commerce customer conversion rate to 9.3%, which is substantially above the food and drink industry’s e-commerce conversion rate of 2.1%, as of March 2020.

Custom Label Design and Engraving

VWE also offers custom label design and engraving services whereby customers can design and engrave wine bottles to their specifications. VWE believes that it is the only wine producer with the ability to do custom engraving on wine bottles. As a result, it is able to offer its services profitably at a lower price than competitors that need to outsource bottle engraving. In addition to its core private label customers, VWE has created custom bottles for weddings, major corporate events and other promotional opportunities.

VWE’s DTC segment generated $55.6 million of revenue for the fiscal year ended June 30, 2020.

VWE strives to ensure that its products are consistently and responsibly marketed in a safe, legal and compliant manner. Through the promotion of its brands, VWE engage in practices that are consistent with the responsible consumption of its wines and that promote a healthy and safe environment. As part of the Social pillar of VWE’s ESG initiatives, VWE’s wine estates adhere to industry codes of advertisement standards and promote ongoing training of its tasting room staff members.

VWE’s Diversified Portfolio

VWE’s asset base and product portfolio have been strategically built to provide significant flexibility throughout the business cycle. VWE’s wine portfolio has three tiers: lifestyle brands, luxury brands, and digitally native brands. VWE also produces and sells craft spirits.

Lifestyle Brands

VWE’s lifestyle wines primarily sell through off-premise channels at retail prices ranging from U.S.$10.00 to U.S.$25.00 per bottle. The lifestyle tier accounts for more of VWE’s branded case volume than the luxury tier due to the lifestyle tier’s wider distribution and lower pricing. VWE’s lifestyle brands are designed to deliver a compelling price-to-quality ratio. VWE’s infrastructure, sourcing network and bottling-on-demand capabilities allow VWE to adjust production in line with market demand.

VWE’s lifestyle brands include Layer Cake, Firesteed, Bar Dog, Middle Sister, Cherry Pie, Girl and Dragon, Cartlidge & Browne, Buried Cane, Grower’s Guild, Clayhouse, Cigar, GAZE, Buttery Bomb, Tall Dark Stranger, Carneros Creek, Corvidae, Purple Cowboy and If You See Kay, among others.

Layer Cake: Layer Cake is a vintage-dated, premium wine brand featuring Cabernet Sauvignon, Pinot Noir and Chardonnay and other varietals sourced from various vineyards from around the world. The wines are approachable and food-friendly, with layers of flavor. Layer Cake is distributed nationally, at retail prices between U.S.$11.99 and U.S.$19.99 per bottle.

Firesteed: Founded in 1982, Firesteed is one of Oregon’s most recognized wine marques, well-known as an award-winning, high scoring top Pinot Noir producer. Located in Oregon’s Willamette Valley and considered a foundation brand for Oregon Pinot Noir, Firesteed meets the growing interest and demand for authentic, cool-climate Oregon Pinot Noir. The signature wine, Firesteed Pinot Noir, is notably 100% Pinot Noir, with no blending wines added to alter the pure varietal character. Recognizing the appeal and demand for Oregon Pinot Noir, Firesteed is one of VWE’s top retail sales priorities. Firesteed wines are also available via e-commerce and its wine club. Firesteed wines sell at retail prices between U.S.$16.00 and U.S.$40.00 per bottle.

Bar Dog: Bar Dog is vintage-dated, premium California wine, including Chardonnay, Cabernet Sauvignon and Pinot Noir varietals, along with Red Blend. Bar Dog launched as a first-to-market brand in Target stores in 2019 and now is distributed nationally with significant room to be distributed further. Bar Dog’s Cabernet Sauvignon has earned 94 points from the Toronto International Wine Competitions, its Red Wine and Chardonnay have earned Gold Medals, and its Pinot Noir has earned a Silver Medal from the San Francisco International Wine Competition. These wines sell at retail prices between U.S.$12.00 and U.S.$20.00 per bottle.

Middle Sister: Middle Sister is a non-vintage, premium California wine. The star of the “sisters” is Middle Sister Sweet & Savvy, the top-selling California Moscato in the United States, featuring a woman of color on the label. Middle Sister is a longstanding lifestyle brand, launched over 15 years ago in Target stores. It enjoys strong brand equity with a devoted consumer base. Middle Sister was the first wine label to feature a cast of stick figure characters on the label, engaging consumers in a novel, cheeky and humorous way. Middle Sister also was one of the early wine industry adopters of social media, having launched at the same time that Facebook was becoming a widely-used consumer platform. Middle Sister wines sell at a retail price of U.S.$10.00 per bottle.

Cherry Pie: Cherry Pie wines are all about one thing: Pinot Noir. A vintage, premium California wine, these wines are 100% Pinot Noir sourced from select, cooler climate vineyards in Northern California that highlight the variety. These wines sell at retail prices between $20.00 and $50.00 per bottle.

Cartlidge & Brown: Cartlidge & Brown is a legacy, premium California wine brand founded in 1980. Cartlidge & Brown wines enjoy a strong following and continues to appeal to consumers looking for quality and value. The brand continues to grow on the strength of longstanding trust in the wine quality and its appealing price point, with national distribution in retail chains, independent retailers and on-premise. Cartlidge & Brown wines sell at a retail price of U.S.$12.00 per bottle.

GAZE Wine Cocktails: GAZE Wine Cocktails are refreshing, light, low-alcohol blends of Green Tea Moscato, Coconut Water Moscato and Chardonnay or Blueberry Pomegranate Moscato. GAZE Wine Cocktails blend quality California wine with natural ingredients popular with wellness-minded consumers. The GAZE package is a sleek, portable, recyclable aluminum bottle with twist-off closure and bright, silkscreened graphics. The Blueberry Pomegranate Moscato flavor was awarded 94 points and a Double Gold award at the 2019 San Francisco International Wine Competition. A case of six GAZE Wine Cocktails sells at a retail price of U.S.$36.00.

Luxury Brands

VWE’s super-premium to ultra-premium wines are generally smaller-production, estate-based wines. VWE also has a tier of more widely sourced and available appellation wines. VWE’s luxury wines consistently garner 90+ scores, awards and accolades from top wine industry publications. They appeal to the wine aficionado who is intensely interested in the winemaker’s craft, the influence that vineyards and sites have on the wine, and the details of the vintage from budbreak to bottle.

VWE’s luxury brands sell primarily at wine retailers, on-premise through wine clubs and tasting rooms at prices ranging from U.S.$16.00 to U.S.$150.00 per bottle.

VWE’s luxury brands include the following wines.

Girard: Girard is a super-premium brand founded more than forty years ago. Girard wines use small batch fermentation techniques and classic blending techniques, which have consistently produced award-winning wines. Girard’s properties are some of the best-known in the Napa Valley. Girard established its first tasting room in the town of Yountville, a popular wine and food destination. VWE recently completed Girard’s second tasting room and production facility in Calistoga, located in the northern end of Napa Valley, which is an attraction for both tourists and wine collectors. Girard wines are offered in high-end grocery stores and restaurants, as well as in the tasting rooms and other e-commerce channels. Girard wines sell through wholesale, e-commerce, wine clubs and at the winery, at retail prices between $18.00 and $100.00 per bottle.

Clos Pegase: Clos Pegase is one of the best known assets in VWE’s luxury portfolio. Renowned architect Michael Graves submitted a neo-classical design for this winery to an international competition and was awarded the commission. The winery was completed in 1987 and has been recognized as one of the world’s great winery buildings. The winery features extensive caves for the cellaring and aging of wines and a drought-tolerant heritage garden. A companion winery house was completely restored to the original vision in 2019. In keeping with the high aesthetics of the winery, Clos Pegase wines are a benchmark for Napa Valley luxury wines. Two estate vineyards in the Calistoga American Viticultural Area (“AVA”) for Bordeaux varietal red wines, Applebone and Tenma, and Mitsuko’s Vineyard in the Carneros AVA for Pinot Noir and Chardonnay, produce world-class, award-winning wines. Clos Pegase wines are distributed nationally at wholesale and at the winery, and through e-commerce and wine clubs, selling at retail prices between $22.00 and $125.00 per bottle.

Laetitia Vineyard and Winery: The Laetitia estate, located approximately three miles from the Pacific Ocean in Arroyo Grande on California’s south-central coast, is a well-known name in California’s sparkling wine market. The 1,800-acre vineyard estate was founded as a sparkling wine producer in the 1980s, as the cooler climate, site and soils resembled those in the Champagne region of France. Laetitia has garnered a reputation as a top California sparkling wine producer and continues to make a range of luxury sparkling wines, as well as Pinot Noir and

Chardonnay varietals and Rhône-style wines. All Laetitia wines currently in wholesale distribution have scores of 90 points or higher from leading wine publications. The winery is a popular wine tourism destination, where guests can enjoy views of the vineyards and the Pacific Ocean as they enjoy the wines. Laetitia also features a private winery guest house for trade and media hospitality. Laetitia wines are sold at wholesale, the tasting room, wine clubs and e-commerce at retail prices between $24.00 and $65.00 per bottle.

Swanson Vineyards: In Napa Valley, Swanson Vineyards is strongly associated with Merlot. Founded in 1995 in the Rutherford AVA (generally better recognized for Cabernet Sauvignon), it was determined that Swanson’s site and soils resembled that of Château Pétrus in Bordeaux, France (possibly the world’s top Merlot estate). VWE believes Swanson offered Napa Valley its first luxury wine tasting experience when it opened the Salon in 2001 and enjoys a dedicated following. Swanson Vineyards wines are distributed through wholesale, e-commerce and wine clubs at retail prices between $21.00 and $140.00 per bottle.

Kunde Family Winery: VWE is expected to acquire Kunde before the consummation of the Transaction contemplated by the Transaction Agreement, subject to negotiation of definitive transaction documents and customary closing conditions. See “Appendix D—Management’s Discussion and Analysis of VWE—Recent Developments” for details of this pending transaction. Kunde was established in 1904 and celebrated its 117th harvest in 2020. Kunde sources grapes from the Kunde family’s 1800-acre sustainable vineyard and winery, which is the largest contiguous private property in Sonoma Valley, California. The Kunde brand is known for Cabernet Sauvignon, Merlot, Chardonnay and Zinfandel and is consistently recognized as one of the top ten brands in Sonoma. Kunde wines have earned scores of 90 points or higher for many of its wines across the portfolio. Kunde wines sell at the winery, and through wholesale, e-commerce and wine clubs at retail prices between U.S.$18.00 and U.S.$100.00 per bottle.

Viansa: Viansa is known for its Italian varietals and its 270 degree views of the Sonoma Valley. Viansa was one of the first wineries to use the tasting room as a place to host and entertain guests. Viansa’s hilltop villa and estate, referred to as the “Summit of Sonoma,” has a panoramic view of Sonoma Valley. The site features olive tree-lined vineyards, a 97-acre wetland preserve, an event pavilion, and tasting patios that overlook the marketplace area. Viansa has been a notable Sonoma attraction for more than 30 years. Viansa wines are sold exclusively at the winery, through wine clubs and e-commerce at retail prices between $22.00 and $125.00 per bottle.

B.R. Cohn Winery: The B.R. Cohn Winery is located between the Mayacamas and Sonoma Mountain ranges, in the heart of California’s Sonoma Valley. Sonoma is pictured by some as a free-spirited cousin of Napa Valley. The history and heritage of B.R. Cohn may support this impression. Founded by the legendary rock and roll manager of the Doobie Brothers and other rock acts in the 1980s, the B.R. Cohn estate is an ideal site for growing Cabernet Sauvignon and other red Bordeaux varietals. Numerous musical events are hosted on the estate, including the Sonoma Harvest Music Festival held annually in September (with the exception of September 2020 due to COVID-19 restrictions). Alongside a range of small-lot estate wines, the Silver Label tier brings the B.R. Cohn wines to consumers at an affordable price point. B.R. Cohn Silver Label wines, including Cabernet Sauvignon, Merlot, Chardonnay and Pinot Noir varietals and a Red Blend, are in wide wholesale and e-commerce distribution. B.R. Cohn wines sell at the winery, and through wholesale, e-commerce and wine clubs, at retail prices between $17.00 and $100.00 per bottle.

Digitally Native Brands

VWE also includes digitally native brands in its portfolio. “Digitally native” brands are those which are sold through VWE’s DTC segment and are marketed primarily online and through leading home-shopping television networks. VWE’s digitally native custom labeling creates custom labels and brands. VWE’s digitally native brands include Windsor Vineyards wines, Cameron Hughes Wine and O’Leary Fine Wines. VWE’s digitally native brands generally sell at prices ranging from U.S.$12.00 to U.S.$75.00 per bottle.

Windsor Vineyards. Renowned founder and decorated winemaker Rodney Strong’s custom labels business is now one of the largest custom-label websites and has one of the largest telemarketing teams in the United States wine industry. Windsor is both a wine brand and a label business – other companies in the industry provide labels, but not as a brand. Windsor’s technology allows clients to design customized labels and etchings online. Investment in this technology has vastly improved telemarketing revenue, as key decision makers are able to view customized labels from any internet browser at any time. Windsor Vineyard wines sell at retail prices between $12.00 and $38.00 per bottle.

Cameron Hughes Wine. Cameron Hughes Wine is VWE’s flagship online brand. VWE believes that it is the largest supplier-driven digitally native brand online. VWE has been successful engaging, connecting and converting customers to Cameron Hughes Wine through consumer technology and strategic digital marketing. Cameron Hughes wines sell at retail prices between $10.00 and $39.00 per bottle.

O’Leary Fine Wines. VWE created a premium wine for business executive and celebrity Kevin O’Leary. Mr. O’Leary wanted to create a brand to help give Americans access to high quality wine at a reasonable price. He leveraged his position of authority as one of the celebrity investors on the popular television show “Shark Tank” to create a “halo” signifying wine quality. Thousands of cases of O’Leary Fine Wines have been sold through e-commerce and television. O’Leary Fine Wines sell at retail prices between U.S.$24.00 and U.S.$27.00 per bottle.

Craft Spirits

In addition to wine production and distribution, which is its core business, VWE is in the spirits business. VWE owns the brand No. 209 Gin and Splinter Group Spirits, whose brands consists of Straight Edge Bourbon Whiskey, Slaughterhouse American Whiskey, and Whip Saw Rye. VWE also teams with leading spirits manufacturers and distributors to develop products for their customers. VWE has collaborated with another spirits manufacturer to create Partner Vermouth, which is a sweet vermouth from the gardens and vineyards of California wine country.

VWE believes that it can use the spirits business to further expand its private label business with existing B2B customers. VWE expects that interest in selling private label products (due to the increased margins that they earn relative to sales of third-party products) will lead to more retailers selling private label spirits. VWE believes that it can use its significant distribution network and production capabilities to increase its spirits private label business with both existing and new B2B customers.

VWE’s Strengths

VWE believes that its strengths include its diversified brand portfolio and infrastructure, its customer-centric and innovation-driven culture, its demonstrated success in acquiring and integrating new assets into its platform, its strong working relationships with distributor and retail networks, its access to low-cost and flexible debt financing, and its experienced management team assembled and led by Patrick Roney.

Diversified Brand Portfolio and Infrastructure

VWE’s diversified wine sourcing, brand positioning and omni-channel sales strategy result in a nimble, scalable business model, enabling VWE to bring its products to market rapidly and navigate ever-changing consumer demand flexibly. The efficiencies of VWE’s infrastructure have been reflected in VWE’s historical results. Specifically, VWE was able to successful acquire businesses and grow its net revenue by over 40% between 2008 and 2010 despite the weak economy during the Global Financial Crisis.

Powerful Long-Standing Relationships with National Retailers

VWE has powerful, long-standing relationships with national retailers, including Costco, Albertson’s, Target and others. In addition, VWE believes that it has a seven-figure annual case volume expansion opportunity with its national chain account clients via a combination of placing more brands with existing customers and adding new major customers.

Customer-Centric and Innovation-Driven Culture

VWE has created more than 15 new brands over the last five years to address specific consumer needs and market opportunities. VWE takes a holistic approach with new brands, evaluating key attributes such as price points, packaging format, demographic and psychographic trends. VWE creates new brands organically through an efficient concept-to-launch process, which generally requires less than 6 months in total and can sometimes be completed in less than 3 months. VWE believes that its efficient new product development and rapid speed to market gives it and its private label retailers an advantage over competitors because it enables them to quickly address actual or perceived unmet consumer needs and can help them better align brand strategy with consumer demand. For example, HBO contacted VWE to create a wine based on the popular book series and television show “Game of Thrones.” In response to the show’s immense popularity, and within days of the launch, VWE’s Game of Thrones brand was the number one selling wine on Amazon throughout 2017. VWE currently has several new brands and concepts in production and expects to launch at least two of them in the fiscal year ended June 30, 2021.

Demonstrated Success Acquiring and Integrating New Assets

VWE believes that it has completed more brand mergers and acquisitions in the United States wine industry over the last 10 years than any other company in the industry. As illustrated in the following chart, VWE has completed more than 20 acquisitions since 2010:

Historically, VWE’s acquisitions have generated a strong return on equity. Over the three years immediately preceding the COVID-19 pandemic, VWE reviewed, on average, more than 20 acquisitions per year, submitted an average of four letters of intent and completed an average of two acquisitions per year. VWE has historically targeted a significant increase in the target company’s EBITDA within three years of the acquisition. To achieve these results, VWE’s acquisitions are subject to a rigorous, data-driven, due diligence and underwriting process, to assure that minimum financial thresholds with meaningful upside can be satisfied in each transaction.

VWE acquired Firesteed in June 2017 for $6 million. At the time of acquisition, Firesteed had $6 million worth of inventory, resulting in a net $0 purchase price for VWE. VWE then scaled Firesteed’s DTC business, expanded its wholesale footprint and improved its supply chain. As a result, VWE expects Firesteed to have sales of approximately $8.2 million, resulting in a gross profit $4.3 million and a gross margin of 52.3%, in fiscal year 2021.

VWE believes its historical financial performance presents a compelling opportunity for the future.

Strong Working Relationships with Distributor and Retail Network

VWE has longstanding working relationships with the wine industry’s largest distributors and retailers, which facilitates the distribution of its products to customers in as many locations as possible. VWE believes that its existing arrangements with distributors also provide a scalable platform for VWE to introduce new products into the market and further expand its revenue and market share. The distribution market has experienced and continues to undergo significant consolidation. As a result, it is harder for newer or smaller wine and alcohol businesses to gain traction with major distributors, which limits their ability to get their products into the major wholesale and retail markets. VWE believes that its longstanding working relationships with the largest distributors and retailers – forged over many years – give it an advantage over newer and smaller competitors.

Access to Low-Cost and Flexible Debt Financing

VWE has strong relationships with a number of financial institutions and has reinvested and scaled its business on advantageous commercial terms at a low cost of capital. VWE’s average cost of debt is currently less than 3%. For more information about VWE’s capital resources, see “Appendix D—Management’s Discussion and Analysis of VWE—Liquidity and Capital Resources.”

Experienced Management Team

VWE’s senior leaders have decades of experience in the wine and spirits industry and have gone through numerous economic and consumer cycles, providing them with unique insight and historical perspectives that less experienced leaders do not have. VWE was founded by Patrick Roney and Leslie Rudd, who passed away in 2018. Mr. Roney has spent more than 30 years in the wine, spirits and food industries and has held senior leadership roles at leading brands such as Seagram’s, Chateau St. Jean, Dean & Deluca and Kunde. Throughout his career, Mr. Roney has demonstrated an ability to accurately forecast market trends and consumer behaviors. Mr. Roney also has also been able to attract some of the top talent in the industry, including VWE President, Terry Wheatley. Mrs. Wheatley has spent her entire career in the wine and spirits industry at leading firms, including at E.J. Gallo and the Sutter Home/ Trinchero Family Estate. Mrs. Wheatley also started her own wine brand, creation, sales and marketing company, Canopy Management, leveraging her long-term relationships with the wine industry’s top buyers to bring a portfolio of innovative wine brands to market. Canopy Brands was acquired by VWE in 2014.

New VWE Holdco’s Growth Strategy

VWE is currently the 15th largest wine producer by cases shipped in California. It has been able to grow its business despite economic recessions. VWE intends to continue to grow its business by prioritizing the following goals: (i) increasing sales of its existing brands, (ii) continuing to develop new and innovative products, (iii) executing on its acquisition pipeline, (iv) continuing to grow its private label business, and (v) continuing to invest in and expand production capacity to meet the needs of VWE’s brands and their customers.

Certain VWE Projected Financial Information

In connection with the Merger and other transactions contemplated by the Transaction Agreement, BCAC has filed forms of presentations to be used with investors and other persons that included prospective financial information prepared by VWE’s management (collectively, the “Projections”), which are in the same form as provided to BCAC in the course of its review of VWE, the Merger and other transactions contemplated by the Transaction Agreement.

Information contained within the Projections is included in this prospectus and should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were finalized and provided to the BCAC board of directors, which was on February 1, 2021.

VWE does not, as a matter of general practice, publicly disclose forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the Merger and other transactions contemplated by the Transaction Agreement, the Projections set forth below were prepared to present key elements of the prospective financial information provided by VWE to BCAC. The Projections were prepared solely for internal use and not with a view toward public disclosure or compliance with the published guidelines of the OSC or the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The inclusion of the Projections in this prospectus should not be regarded as an indication that BCAC or VWE, their management, board of directors, or affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support a BCAC or a VWE shareholder’s decision with respect to an investment in New VWE Holdco. The Projections are not statements of fact and should not be relied upon as being indicative of future results, and readers of this prospectus, including investors and shareholders, are cautioned not to place undue reliance on the Projections. You are cautioned not to rely on the Projections in making a decision regarding the Merger or the other transactions, as the Projections may materially differ from actual results.

You are encouraged to review the financial statements of VWE included in this prospectus, as well as the financial information in the sections titled “Selected Consolidated Financial Information”, “Exhibit C—VWE Financial Statements” and “Exhibit E—New VWE Holdco Pro Forma Financial Statements” in this prospectus and not to rely on any single financial measure.

The Projections are based on numerous estimates and assumptions, including with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to VWE’s business, all of which are difficult to predict and many of which are beyond VWE’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. A list of the material assumptions underlying the Projections is included below.

The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond BCAC’s and VWE’s control. The various risks and uncertainties include those set forth in the sections titled “Risk Factors,” “Appendix D–Management’s Discussion & Analysis of VWE”

and “Forward-Looking Statements” of this prospectus. Accordingly, there can be no assurance that the Projections will be realized or that actual results will not materially differ from those projected. Since the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. These Projections are also subjective in many respects and therefore are susceptible to multiple interpretations based on actual experience and business developments. Furthermore, the Projections speak only as of the date they are made and do not take into account any circumstances or events occurring after the date they were prepared, including changes in management’s plans or objectives.

The Projections are the complete set of Projections provided to and considered by the BCAC board of directors in connection with their review of the Merger and other transactions contemplated by the Transaction Agreement and include all material projections provided by VWE to BCAC as part of its diligence review.

None of VWE’s independent registered public accounting firm, BCAC’s independent registered public accounting firm or any other independent accountants have compiled, examined or performed any procedures with respect to the Projections included below, nor have they expressed any opinion or any other form of assurance with respect to such information or their achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

EXCEPT TO THE EXTENT AS MAY BE REQUIRED BY APPLICABLE LAWS, BY INCLUDING IN THIS PROSPECTUS A SUMMARY OF THE PROJECTIONS, NONE OF VWE, BCAC OR NEW VWE HOLDCO UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS CHANGE OR ARE SHOWN TO BE IN ERROR.

The Projections were prepared by, and are the responsibility of, VWE’s management. The Projections were developed in good faith by VWE’s management based on their reasonable best estimates and considered the following material assumptions:

•	continuing growth in the US wine industry;

•	continued mid to high single digit sales growth in the direct-to-consumer and wholesale segment driven by growth from new products and brand innovation and general wine market growth;

•	continued sales growth in the business to business segment, including additional private label arrangements with large customers, resulting in case volume growth;

•	Gross margin expansion in fiscal 2021 and fiscal 2022 driven by the warehouse expansion and the new bottling line coming online in the fourth quarter of 2021;

•	The completion of the acquisition of substantially all of the assets and liabilities of Kunde prior to closing of the merger; and

•	growth through acquisitions, including illustrative acquisitions of at least one company in each of fiscal 2021 and fiscal 2022.

(amounts in millions, except as otherwise noted)	June 30, 2020A	June 30, 2021F	June 30, 2022F	June 30, 2023F
Volume(1)	1,643	1,980	$2,389	2,688
Net Revenue(2)	$190	$220	$265	$308
Gross Profit(3)	$72	$91	$115	$139
Gross Profit Margin(4)	37.7%	41.4%	43.4%	45.1%
Adjusted EBITDA(5)	$28	$46	$63	$80
Adjusted EBITDA Margin(6)	14.5%	21.0%	23.8%	25.9%

(1)

Reflects thousands of nine-liter cases. Includes direct to consumer, wholesale and private labels, and reflects 278 and 448 of addition nine-liter cases in fiscal 2022 and 2023, respectively, attributable to illustrative acquisitions. Excludes custom crush and production services.

(2)	Reflects $26 and $51 of additional net revenue in 2022 and 2023, respectively, attributable to illustrative acquisitions.
(3)	Reflects $13 and $28 of additional gross margin in 2022 and 2023, respectively, attributable to illustrative acquisitions.
(4)	Gross profit margin calculated as a percentage of net revenue. Includes impact of illustrative acquisitions in 2022 and 2023.
(5)

Adjusted EBITDA is a non-GAAP financial measure. Reflects $9 and $20 of additional Adjusted EBITDA in 2022 and 2023 attributable to illustrative acquisitions. For a definition of Adjusted EBITDA and a reconciliation and more information, see, “Appendix D –Management’s Discussion & Analysis of VWE—Key Measures VWE Uses to Assess the Performance of Its Business—Adjusted EBITDA.”

(6)	Adjusted EBITDA margin calculated as a percentage of net revenue. Includes impact of illustrative acquisitions in 2022 and 2023.

The purpose of disclosing the Projections is to provide investors with more information concerning the financial results that BCAC and VWE currently believe are reasonably achievable based on the combination of the businesses and growth strategies described above and elsewhere in this prospectus for the period covered thereby. Readers are cautioned that the information may not be appropriate for other purposes. The foregoing description of New VWE Holdco’s potential financial results and growth opportunities are forward-looking statements for purposes of applicable securities laws in Canada. While these targets are based on underlying assumptions that management believes are reasonable in the circumstances, readers are cautioned that actual results may vary from those described above. See “Caution Regarding Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus for a description of the assumptions underlying the forward-looking statements and of the risks and uncertainties that impact the business and which could cause actual results to vary materially.

The following are the principal strategies New VWE Holdco will employ to drive its growth:

Increasing Sales of Existing Brands

VWE will seek to grow its existing brands by increasing penetration within existing on-premise and off-premise retailers, selling into new retailers and distributors and investing in and expanding its DTC segment. Given the strength of VWE’s brands and their strong reputation with consumers, VWE believes it can increase the number of varietals and blends that are offered in retail and on-premise locations. VWE will continue to invest in its DTC business and intends to capitalize on the consumer’s apparent willingness to purchase more products online. Additionally, VWE expects that there will be positive developments with regard to the COVID-19 pandemic and that such positive developments will lead to increased sales. Specifically, VWE expects tasting room sales to increase as travel restrictions subside, which should generally lead to increased wine club participation. Additionally, regulatory authorities across the U.S. have relaxed regulations regarding delivery of alcohol directly to consumers. As consumers have grown more used to obtaining alcoholic beverages this way, VWE expects DTC sales to continue to increase. While it is too soon to know if these relaxed regulations will be permanently enacted in each state, VWE believes it is well-positioned to take advantage of a consumer shift to DTC sales.

Developing New Brands and Innovative Products

VWE believes that it can continue to develop new brands and products that address consumer demand and sell these new products into its omni-channel distribution system. These new products are expected to diversify VWE’s revenue further and expand its addressable market to additional categories beyond wine. Through these relationships, VWE is able to gain timely insights into consumer behavior. VWE believes its integrated infrastructure allows it to capitalize on emerging trends faster than many of its competitors, giving VWE an advantage in new product development. Additionally, upon federal legalization of cannabis, VWE has a strategy in place to produce and sell cannabis infused beverages through its distribution channels.

Executing its Acquisition Pipeline

There continues to be consolidation of distributors and retailers in the wine industry. This consolidation is creating uncertainty for smaller wine companies and further limits their ability to garner attention in the wholesale channel. As a result, VWE expects more brands to look for buyers of their businesses, which may create more attractive acquisition opportunities for VWE in the future. Given VWE’s scale and infrastructure, VWE is generally able to increase margins of acquired businesses relatively quickly, adding value to the enterprise from the outset. While other, larger wine companies have recently been preoccupied with other strategic initiatives, VWE remains committed and highly active with its M&A strategy. VWE believes that, after the Merger and other transactions contemplated by the Transaction Agreement, it will be in an even better position to successfully execute on its acquisition strategy and complete more and larger acquisitions.

Growing Private Label Sales

VWE intends to expand its private label business by increasing sales of existing products, creating product line extensions and developing new brands for new customers. VWE believes that the largest retailers will continue to increase their private label offerings. VWE also believes that, in addition to private label wine sales, it is well-positioned to expand its private label options to include spirits and other products.

Expanding Production Capacity to Meet the Needs of VWE’s Brands and B2B Customers

VWE believes that it has opportunities to make capital investments that satisfy VWE’s financial return requirements while expanding VWE’s capacity to meet additional demand for its private brands and private label customers over time. VWE is in the process of completing a $45 million investment in state-of-the-art technology upgrades to its Ray’s Station production facility. The upgraded facility, together with existing facilities, will allow VWE to produce and ship approximately 15 million cases of wine per year and store over 3 million cases of wine. The new facility will put VWE’s production and distribution capacity at levels comparable to the top 5 wine producers in the United States. This facility also will allow VWE to automate a number of processes that were previously completed manually, leading to increased efficiencies and margins.

VWE is one of a few vertically integrated winery companies that has its own pick-and-pack capabilities, leading to substantial per case cost savings. Notably, VWE has recently added a second warehouse facility in Cincinnati, Ohio.

VWE’s capital expenditures have been at an elevated level in recent years, and as projects near completion, the business is expected to significantly increase margins with modest platform investments required going forward.

Vineyards and Production Facilities

VWE owns or controls sizable vineyards and production facilities and is making capital expenditures to increase its capacity, improve its efficiency and better assure its sustainability.

Vineyards

VWE owns or controls approximately 900 acres of planted vineyards located in the premier winegrowing regions of the United States. VWE currently owns nine vineyards and leases three winery estates. VWE anticipates that its vineyards, at full production, will enable it to grow approximately 30-40% of the grapes needed to meet its current production capacity. VWE sources the remainder of its grapes from bulk wine purchases and other growing and processing arrangements.

Wine Production Facilities

In 2021, VWE expects that its winery and production facilities will be able to produce approximately 15 million cases (almost 26,400,000 gallons) of wine. This will be a significant increase from the approximately 7 million cases (over 16,000,000 gallons) that VWE produced in 2020 from the 2019 and 2018 harvests.

VWE’s revamped Ray’s Station facility has a footprint exceeding 700,000 square feet in size. Located in Hopland, California, the facility contains areas for receiving grapes and bulk wine, as well as processing, fermenting and aging. The property also has bottling, laboratory facilities and offices. Approximately 150,000 square feet of outside production area is used for crushing, pressing and fermenting wine grapes in addition to insulated storage capacity that can store approximately 7,600,000 gallons of wine.

In addition to the capacity at Ray’s Station, Clos Pegase, Girard, Laetitia, Delectus, Cosentino, Kunde, Tamarack, Swanson Vineyards and Owen Roe wineries have the combined capacity to bottle approximately 1.5 million cases of boutique wines per year.

VWE actively manages its real estate portfolio and endeavors to be asset-light rather than asset-heavy so as to increase returns on capital. Accordingly, real estate is not only bought but also sold. Two properties are currently available for purchase at targeted prices.

Capital Expenditures

VWE continuously reinvests in its properties and production assets and is currently working on several capital projects.

New Bottling Line. VWE is building a state-of-the-art 400-bottle-per-minute bottling line at Ray’s Station that will incorporate advanced automation. The revised process will use less expensive bulk glass from VWE’s glass supplier, which will give VWE significantly increased flexibility with regard to scheduling and will reduce its costs of goods sold. The new bottling line is expected to begin operation in the second calendar quarter of 2021.

Increased Warehouse Capacity. As described above, in addition to the bottling line, VWE is constructing additional warehouse and storage space at Ray’s Station, where it will be able to store over 3 million cases of wine. The additional storage capacity will reduce VWE’s reliance on and expenses associated with third party storage, which will also improve VWE’s margins. Further, by locating this storage facility adjacent to the bottling line, VWE will be able to further streamline its supply chain. Phase one of the storage facility was completed in the first calendar quarter of 2021.

Re-investing for the Future. VWE plans to add new riddling, disgorging and bottling equipment at the Laetitia vineyard to increase its expansion into the sparkling wine sector. VWE has also increased its generator capacity at Ray’s Station, Clos Pegase and Girard wineries to mitigate the impact of periodic power shutoffs in California.

Environmental Initiatives. VWE is focused on sustainability, the environment and reducing its environmental impact. Towards that end, VWE has increased its solar power generation capacity at Ray’s Station from 750 kilowatts to 3 megawatts and has started to use the Tesla battery for energy storage to further reduce its carbon footprint. VWE has also improved the efficiency of its water and wastewater treatment facilities at Ray’s Station in anticipation of the increased output from the new high-speed bottling line. Similarly, VWE has reduced the amount of water used and improved its recycling capacity by purchasing new equipment at its Clos Pegase and Girard properties. In addition, VWE has installed a computerized tank control system at the Girard winery to control the timing and demand for electricity from its chilling equipment. VWE has also automated the riddling machines to increase both capacity and efficiency at its Laetitia vineyard.

New VWE Holdco’s Commitment to Environmental, Social and Governance Leadership

New VWE Holdco believes that leadership in the environmental, social and governance (“ESG”) issues New VWE Holdco and its industry face is a central element of New VWE Holdco’s mission, because how responsibly and sustainably New VWE Holdco runs its business is inextricably tied to New VWE Holdco’s success. Over the years, VWE has taken steps to address environmental concerns, build a dedicated and inclusive workforce, strengthen its commitment to its communities, and adhere to best practices in corporate governance and risk assessment and mitigation. New VWE Holdco plans to report how it oversees and manages ESG factors material to its business under the industry-specific ESG framework recommended by the Sustainability Accounting Standards Board (“SASB”) for the alcoholic beverage industry, and also evaluate how its ESG objectives align with elements of the United Nations Sustainable Development Goals.

New VWE Holdco’s ESG initiative will be organized into three pillars, which, in turn, contain focus areas for its attention and action:

•	Environmental – The Environmental pillar is presently focused on sustainable winegrowing practices and improved resource utilization.

•

Social – The Social pillar is presently focused on enhancing community involvement and charitable engagement, promoting diversity, equity and inclusion, and reinforcing VWE’s holistic commitment to its employees and consumers and their safety.

•

Governance – The Governance pillar currently focuses on upholding VWE’s commitment to ethical business conduct, integrity and corporate responsibility, enhancing sustainability reporting within the company and integrating strong governance and enterprise risk management oversight across all aspects of VWE’s business.

New VWE Holdco will strive to ensure that its products are consistently and responsibly marketed in a safe, legal and compliant manner. Through the promotion of its brands, New VWE Holdco will engage in practices that are consistent with the responsible consumption of its wines and that promote a healthy and safe environment. As part of the Social pillar of New VWE Holdco’s ESG initiatives, New VWE Holdco’s wine estates will adhere to industry codes of advertisement standards and promote ongoing training of its tasting room staff members

New VWE Holdco is committed to operating in an ethical and sustainable manner, valuing what is good for the land, for New VWE Holdco employees and their families and for the communities in which they do business. VWE has identified a Chief Sustainability Officer to focus on achieving its sustainability initiatives. The Chief Sustainability Officer will be responsible for New VWE Holdco’s sustainability policies and will report directly to the Chief Executive Officer. As a publicly traded company following the Transaction, the Nominating and Governance Committee of the New VWE Holdco board of directors, as well as New VWE Holdco management, will provide direction with respect to the evolving priorities of the ESG initiative and will receive quarterly reports with respect to the quantitative and qualitative progress of goal attainment. In addition, New VWE Holdco intends to report to its shareholders with respect to the results of the ESG initiatives on an annual basis.

Focus on Sustainable Growing Practices, Culture and Environmental Initiatives

Growing Practices

VWE’s philosophy towards purchasing grapes is that sustainability is not only the best approach for long-term viability during the traditionally multi-generational lifespan of a vineyard, but also the best way to assure that the raw product used in its wines is the highest quality. VWE utilizes sustainable farming practices in all its vineyards, and certain vineyards have been certified as sustainable. Specifically, Kunde has been certified as sustainable by the California Sustainable Winegrowing Alliance, Clos Pesage and Swanson Vineyards have been certified by Napa Green and various other wineries have received other certifications. Choosing the right grape varieties and rootstocks for a given vineyard is essential for minimizing inputs and achieving greater sustainability. VWE’s diverse portfolio of vineyard sites positions VWE to grow many different grape varieties used to produce different styles of wine with minimal intervention. Whenever possible, VWE practices dry farming and natural methods for pest and weed control. VWE utilizes grazing sheep and goats to keep weeds down and manually shapes the growing canopies of the vines to avoid excess water demand, in an effort to maintain a lasting balance in its vineyards.

VWE also takes steps to assure that its growers are aligned with VWE’s commitment to sustainability. VWE conducts due diligence investigations of all of its growers in an effort to source the highest quality grapes possible for its wines for years to come. All VWE winemakers spend a significant amount of their time in the vineyards helping to direct management practices of the growers with a view towards maximizing quality. In addition to using their own palates to determine desired ripeness levels in the grapes, VWE winemakers utilize state-of-the-art laboratory methods to confirm their decisions. This analytical methodology is also incorporated into the winemaking process at the winery, where the wines ferment and age. VWE analyzes all of its wines in the laboratory before they can be sent to the bottling line. VWE believes that its rigorous quality controls are essential to ensuring that only high-quality products are introduced to the market.

VWE continually assesses the demand for grapes and bulk wine and incorporates that information into its supply strategy. VWE utilizes Microsoft’s NAV enterprise management system to track and manage all of its bulk wine as well as to monitor all of its grape and bulk wine contracts. All winemaking processes, including laboratory results and program allocations, are tracked and managed in the system. Additionally, VWE is incorporating automated inspection equipment on bottling lines one and three at Ray’s Station to improve its quality assurance and quality control processes and to further streamline its labor needs.

In addition to relying on its owned and controlled vineyards, VWE buys a substantial supply of grapes from independent growers. VWE has entered into long-term contracts with a number of such growers that generally give VWE viticulture control over the land. As a result, the purchase agreements have some of the features of a partnership between the winery and the grower. Additionally, the growers are contractually obligated to work with VWE’s winemakers to assure that the winemaker’s quality standards are satisfied. VWE has had historical success identifying successful growers and has been purchasing grapes from a number of growers for over 20 years. Having access to quality fruit from California, Oregon and Washington allows VWE to efficiently manage its supply chain such that it can meet the needs of a constantly changing market without making the significant capital investments associated with buying more vineyards.

Culture

In addition to environmental sustainability, VWE is committed to gender equality. One of VWE’s most important initiatives is to assure that women are adequately represented in leadership roles. VWE believes that it is necessary to have a diverse leadership team not only because it is the right thing to do, but also because women currently drive the majority of wine purchases in the United States. VWE’s leadership team includes several women, including: President, Terry Wheatley; Chief Financial Officer, Kathy DeVillers; Chief Digital Officer, Jessica Kogan; Vice President FG Supply Chain, Karla Reed; Vice President of Marketing, Lesley Larson; and Vice President of Tasting Rooms & Wine Clubs, Erin Luby. In addition, Candice Koederitz and Lisa Schnorr are expected to serve as directors of New VWE Holdco following the transactions. VWE strives to recognize and compensate talent, advance women in the company, mentor young women beginning their careers, advocate for women in the industry at large and support causes that women in particular care about.

Additionally, VWE seeks to provide employment, professional development and opportunities to minority groups and those of diverse backgrounds through recruitment, scholarships, sponsorships and partnerships.

Giving back to the community is a core value of VWE’s culture. VWE has created wines that champion “cause” marketing initiatives inspired by its brand story. Tough Enough to Wear Pink and Purple Cowboy wines help families battling breast cancer. Bar Dog wines promote canine rescue and adoption initiatives. Firesteed aligns with salmon-safe agricultural practices, and sales of Paso Robles’ Clayhouse helps build homes for Habitat for Humanity. Middle Sister wines supported “Toast the Vote.” VWE’s benchmark corporate campaign, Angels Share, supports the Redwood Empire Food Bank serving the Northern California wine country. In partnership with VWE’s wholesalers, chain retail clients and tasting rooms, Angels Share also helps food banks across the country. These programs build deep engagement, trust and shared visions with customers and employees.

VWE believes that its focus on sustainable culture helps it attract and retain talent and provides a foundation for longstanding relationships with its customers, suppliers and industry professionals.

Environmental Initiatives

As noted above, and in furtherance of VWE’s focus on sustainability, the environment and reducing its environmental impact, VWE has increased its solar power generation capacity at Ray’s Station from 750 kilowatts to 3 megawatts and has started to use the Tesla battery for energy storage to further reduce its carbon footprint. VWE has also improved the efficiency of its water and wastewater treatment facilities at Ray’s Station in anticipation of the increased output from the new high-speed bottling line. Similarly, VWE has reduced the amount of water used and improved its recycling capacity by purchasing new equipment at its Clos Pegase and Girard properties. In addition, VWE has installed a computerized tank control system at the Girard winery to control the timing and demand for electricity from its chilling equipment. VWE has also automated the riddling machines to increase both capacity and efficiency at its Laetitia vineyard.

Leadership

VWE’s leadership is organized across four disciplines: production and winemaking; wholesale sales and marketing; finance, systems and information technology; and DTC and e-commerce sales and marketing. Each team is led by a member of the senior management team and is tasked with developing long-term and short-term strategies and goals. Daily execution is directed by Vice Presidents, Senior Directors and Directors, who manage and mentor teams of bright, creative, emerging young wine and spirits industry professionals in what VWE believes to be a collaborative and respectful environment.

Dependence on Major Customers

VWE has a diverse customer base with low customer concentration. The individual customers accounting for the largest portion of VWE’s sales are distributors and marketing companies: Deutsch Family Wine and Spirits, DC Flynt, Southern Glazer’s Wine & Spirits and Republic National Distributing Company.

Trademarks and Intellectual Property

VWE has 227 trademarks. VWE own all of the intellectual property with respect to its proprietary brands and owns certain of the intellectual property with respect to its private label brands.

Regulatory Environment

The alcoholic beverage industry is subject to extensive regulation by the Alcohol and Tobacco Tax and Trade Bureau (“TTB”) (and other federal agencies), each state’s liquor authority, and potentially local authorities as well, depending on location. As a result, there is a complex multi-jurisdictional regime governing alcoholic beverage manufacturing, distribution, sales and marketing in the U.S. Regulatory agencies issue permits and licenses for manufacturing, distribution and retail sale (with requirements varying depending on location), govern “trade practice” activity at each tier and also regulate how each tier of the alcohol industry may interact with another tier. In addition, these laws, rules, regulations and interpretations are constantly changing as a result of litigation, legislation and agency priorities. VWE takes regulatory compliance very seriously, and to facilitate compliance with applicable requirements, VWE has a team of seven compliance professionals. VWE also uses leading compliance software providers (Avalara and SOVOS) to assist the compliance team with data management and reporting cycles. Additionally, VWE consults with outside regulatory counsel on compliance issues on a regular basis and utilizes Compliance Connection, an outside compliance company, on an as needed basis.

VWE maintains licenses and permits to produce and wholesale wine in Oregon and Washington with state regulatory agencies and TTB. VWE and its subsidiaries maintain licenses and permits to import, produce, and wholesale wine, and to import, rectify and wholesale distilled spirits with California regulatory authorities and TTB. In addition to licenses for its primary production activity, VWE maintains hundreds of ancillary permits to support its wholesale and DTC segments. Most states require permitting and registrations with the state for shipments to wholesalers or consumers within the state, and these permits often also require local registration and tax reporting. VWE manages its permit compliance internally, with its team responsible for managing renewals, tax payments and reporting in a timely manner. Specifically, the Company completes the following to satisfy its regulatory obligations: (i) prepares TTB’s monthly Report of Wine Premises Operations, (ii) completes monthly TTB export division reports which coincide with the monthly Report of Wine Premises Operations, (iii) complete bi-weekly excise TTB tax returns, (iv) prepares and completes California Department of Tax and Fee Administration’s winegrower, beer/wine importer, and distilled spirits reports and tax returns, (v) prepares and completes Washington state’s winegrower, beer/wine importer, and distilled spirits reports and tax returns, (vi) file annual grape crush and purchase reports with the U.S. Food and Drug Administration (“FDA”), (vii) regularly update corporate filings with the TTB, as well as state Alcohol Beverage regulatory agencies as required, and (ix) complete biennial registrations with the FDA.

In California, VWE and its subsidiaries maintain licenses with: (i) the California Department of Food and Agriculture to purchase grapes, (ii) a potable water system permit with the California Division of Drinking Water, (iii) a hazardous material business plan permit with the County of Mendocino California Division of Environmental Health, and (iv) a storm water pollution prevention plan permit with the State of California State Water Resources Control Board. Additionally, food processing facilities, which includes wineries, must register with the FDA, and VWE maintains such registrations for its winery facilities.

VWE believes that it possesses all licenses and permits material to operating its business.

Sale of VWE’s wine is subject to federal alcohol tax, payable at the time wine is removed from the bonded area of the winery for sale. In December 2017, the federal government passed comprehensive tax legislation that included the Craft Beverage Modernization and Tax Reform Act. This legislation modified federal alcohol tax rates by expanding the lower $1.07 per gallon tax rate to wines up to 16.0% alcohol content with wines containing higher alcohol levels being taxed at $1.57 per gallon. VWE is also subject to certain taxes at the state and local level.

Competition

The wine industry and alcohol markets generally are intensely competitive. VWE’s wines compete domestically and internationally with premium or higher quality wines produced in Europe, South America, South Africa, Australia and New Zealand, as well as North America. VWE competes on the basis of quality, price, brand recognition and distribution capability. The ultimate consumer has many choices of products from both domestic and international producers. VWE’s wines may be considered to compete with all alcoholic and nonalcoholic beverages.

At any given time, there are more than 400,000 wine choices available to consumers, differing with one another based on vintage, variety or blend, location and other factors. Accordingly, VWE experiences competition from nearly every segment of the wine industry. Additionally, some of VWE’s competitors have greater financial, technical, marketing and other resources, offer a wider range of products, and have greater name recognition, which may give them greater negotiating leverage with distributors and allow them to offer their products in more locations and/or on better terms than VWE. Nevertheless, VWE believes that its diverse brand offerings, scalable infrastructure and relationships with the largest wholesalers and retailers will allow it to continue growing its business.

Seasonality

There is a degree of seasonality in the growing cycles, procurement and transportation of grapes. The wine industry in general tends to experience seasonal fluctuations in revenue and net income. Typically, VWE has lower sales and net income during its third fiscal quarter (January through March) and higher sales and net income during its second fiscal quarter (October through December) due to the usual timing of seasonal holiday buying, as well as wine club shipments. VWE expects these trends to continue.

Legal Proceedings

VWE is subject to legal disputes in the ordinary course of its business. Neither VWE nor its property is a party or subject to any pending legal proceedings the resolution of which is expected to have a material adverse effect on VWE’s results of operations or financial condition.

THE BUSINESS OF BCAC

BCAC is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia. BCAC was organized for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination involving BCAC that will qualify as its “qualifying acquisition”. BCAC raised U.S.$360 million of proceeds from the IPO and the gross proceeds of the IPO were placed in an escrow account and will be released upon consummation of the Transaction in accordance with the terms and conditions of the Escrow Agreement.

As part of the Transaction, it is contemplated that BCAC will complete the acquisition of VWE subject to various closing conditions. However, BCAC has no control over whether or not the conditions will be met and there can be no assurance that all conditions will be satisfied or waived. There is no assurance that the acquisition of VWE will be completed or, if completed, will be on terms that are exactly the same as disclosed in this prospectus. The acquisition of VWE will constitute BCAC’s qualifying acquisition.

THE CONTINUANCE

General

Subject to the approval of the VWE merger proposal by the VWE shareholders and the approval of the BCAC Shareholders, BCAC intends to effect the Continuance by filing articles of continuance and articles of incorporation of Bespoke Capital Acquisition Corp. with the Secretary of State of the State of Nevada and by filing an Application for Authorization to Continue in another Jurisdiction with the Registrar of Companies in British Columbia under Section 308 of the BCBCA.

On February 1, 2021, the BCAC board of directors approved the Continuance. Subject to the approval of the VWE merger proposal by the VWE shareholders, and approval of the Continuance, the Merger and the other transactions by the BCAC Shareholders at the BCAC Shareholders’ Meeting, the Continuance will become effective immediately prior to the Merger. Concurrently with the Continuance and immediately prior to the Merger, BCAC intends to change its name to Vintage Wine Estates, Inc.

In connection with the Continuance, the New VWE Holdco Board will adopt bylaws, which together with the articles of incorporation filed with the State of Nevada, will be the organizational documents of New VWE Holdco from and after the Continuance.

Reasons for the Continuance

The BCAC board of directors believes that there are significant advantages that will arise as a result of the Continuance. In addition, the BCAC board of directors believes that any direct benefit that Nevada law provides to a corporation also indirectly benefits its shareholders. The BCAC board of directors believes that a corporation organized in the United States would be advantageous and appropriate because the operations of VWE are, and the operations of New VWE Holdco and the combined company will be, conducted primarily in the United States. Certain key members of New VWE Holdco management are also expected to be resident in the State of Nevada. In addition, domesticating as New VWE Holdco in the United States will facilitate New VWE Holdco’s compliance with regulatory and licensing requirements related to operating VWE’s business.

The BCAC board of directors further believes that the State of Nevada is an attractive jurisdiction of incorporation because Nevada has comprehensive and flexible corporate laws that are responsive to the legal and business needs of its domiciled corporations.

Effects of the Continuance

British Columbia law permits a British Columbia company to continue out of British Columbia and continue in an appointed jurisdiction (which includes Nevada) as if it had been incorporated under the laws of that other jurisdiction. BCAC Shareholders will consider and vote on a proposal to approve the Continuance and a proposal to approve the Merger and the other transactions at the BCAC Shareholders’ Meeting, expected to be held in the second calendar quarter of 2021. As a result, BCAC is not asking for any vote of BCAC Shareholders or soliciting proxies of BCAC Shareholders with respect to the Continuance, the Merger or the other transactions by means of this prospectus.

In addition to the right to redeem their BCAC Class A Restricted Voting Shares (or the shares of New VWE Holdco common stock into which such shares are converted upon the Continuance), BCAC Shareholders are also entitled to dissent in respect of the resolution authorizing the continuance from British Columbia to Nevada and to be paid the fair value of their shares in connection therewith. In order to properly dissent and be entitled to the fair value of their shares (unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent), a shareholder is required by Section 242 of the BCBCA to send to the corporation a written objection to the resolution at least 2 days before the date of the meeting at which the resolution is to be voted on.

NRS 92A.270 provides that an entity organized in a country outside the United States may become domesticated as a corporation in Nevada by filing in Nevada articles of Continuance, articles of incorporation and certain other corporate information. NRS 92A.270 does not provide shareholders with statutory rights of appraisal in connection with a Continuance under NRS 92A.270.

Under Section 311 of the BCBCA, the BCBCA will cease to apply to BCAC on the date that the corporation is continued and domesticated under Nevada law. Similarly, NRS 92A.270 provides that, upon Continuance in Nevada:

•

New VWE Holdco following the Continuance is deemed to be the same entity as BCAC prior to the Continuance, and the Continuance will constitute a continuation of the existence of BCAC as a Nevada corporation;

•	all rights, privileges and powers of BCAC will remain vested in New VWE Holdco;

•	all debts, liabilities and duties of BCAC will remain attached to New VWE Holdco and may be enforced against it to the same extent as if originally incurred by it; and

•	unless otherwise agreed to or otherwise required under applicable British Columbia law, the Continuance will not be deemed a dissolution of BCAC

Following the Continuance, New VWE Holdco will continue to be listed on the TSX and remain subject to the laws governing reporting issuers in Canada. Generally, such laws will permit New VWE Holdco to satisfy its continuous disclosure obligations by filing documents filed with the SEC.

Management and Board of Directors

The executive officers and board of directors of BCAC will not change by virtue of the Continuance. However, in connection with the Merger, the executive officers and board of directors of New VWE Holdco are expected to be as set forth under “Directors and Executive Officers.”

Equity Conversion

Upon the effectiveness of the Continuance:

•	each BCAC Class A Restricted Voting Share (other than BCAC Dissenting Shares) will be converted on a one-to-one basis into a share of New VWE Holdco common stock;

•

each Founder’s Share, other than those Founder’s Shares surrendered to BCAC for cancellation pursuant to the Transaction Agreement, will be converted on a one-to-one basis into a share of New VWE Holdco common stock; and

•

each BCAC Warrant, other than those surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding on a one-for-one basis as a New VWE Holdco warrant.

Comparison of Shareholder Rights

Upon the consummation of the Continuance, BCAC’s jurisdiction of incorporation will change from the Province of British Columbia to the State of Nevada. BCAC also intends to change its name to Vintage Wine Estates, Inc. and will adopt articles of incorporation and bylaws in connection with the consummation of the Transaction. As a result, BCAC’s organizational documents will change and BCAC will be governed by Nevada law rather than the laws of British Columbia.

Although the rights and privileges of shareholders of a Nevada corporation and the rights and privileges of shareholders of a British Columbia corporation are, in many instances, comparable, there are significant differences. There will also be differences between the organizational documents of BCAC and New VWE Holdco following the Continuance. These differences arise principally from differences between Nevada law and the BCBCA and between BCAC’s notice of articles and articles and the forms of the New VWE Holdco articles of incorporation and bylaws. A summary of the material differences between such rights is set forth under “Comparison of Shareholders’ Rights.” Such summary does not necessarily contain all information that may be important to you. Accordingly, you are urged to read the applicable provisions of the NRS and the BCBCA, as well as the forms of the New VWE Holdco incorporation and bylaws.

Material U.S. and Canadian Federal Income Tax Considerations of the Continuance

Although not free from doubt, VWE and BCAC intend the Continuance to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Continuance so qualifies, then a U.S. holder of BCAC shares will be subject to Section 367(b) of the Code and, as a result, may be required to include BCAC’s earnings in income. However, while uncertain and subject to change, BCAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Continuance. Additionally, BCAC believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Continuance, it is possible that a U.S. holder of BCAC shares may be required to recognize gain in connection with the Continuance under proposed Treasury Regulations, if finalized in their current form.

Additionally, the Continuance may cause non-U.S. holders of BCAC shares to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. holder’s New VWE Holdco common stock after the Continuance.

The Continuance will not constitute a disposition of property for Canadian federal income tax purposes and, accordingly, will not give rise to a capital gain or capital loss for such purposes.

A Canadian Resident Holder will be required to include in computing such Canadian Resident Holder’s income for Canadian federal income tax purposes the amount of any dividends received on the New VWE Holdco common stock at any time after the Continuance. Provided that New VWE Holdco is not, and is not deemed to be, resident in Canada for Canadian federal income tax purposes at any relevant time after the Continuance, dividends received at such time on the New VWE Holdco common stock by a Canadian Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from “taxable Canadian corporations,” and a Canadian Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income, in each case for Canadian federal income tax purposes; any dividends on New VWE Holdco common stock paid or credited or deemed to be paid or credited to a Non-Canadian Resident Holder after the Continuance will not be subject to Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations.”

The tax considerations of the Continuance to each holder of BCAC shares or warrants may depend on such holder’s particular facts and circumstances. Holders of BCAC shares or warrants are urged to consult their tax advisors to understand fully the considerations to them of the Continuance in their specific circumstances. For more information, see “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”

Dissenters’ Appraisal Rights with Respect to the Continuance

Under British Columbia law, BCAC Shareholders have a right of dissent in respect of a resolution to authorize BCAC’s continuance out of British Columbia and into the State of Nevada. If such right of dissent is exercised and BCAC proceeds with the Continuance, BCAC can be required to purchase the dissenting shareholders’ shares at their fair value of such shares immediately before the passing of the resolution as determined and in accordance with the dissent procedures set out in Sections 237 to 247 of the BCBCA.

BACKGROUND AND REASONS FOR THE TRANSACTION

Background to the Transaction

BCAC is a SPAC that went public in August 2019 as a British Columbia chartered, TSX-listed company. BCAC issued 35.0 million Class A Restricted Voting Units at $10.00 per unit in its IPO, generating gross proceeds of $350.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one half of a BCAC Warrant. Each BCAC warrant entitled the holder to purchase one Class A Restricted Voting Share for $11.50. The IPO Underwriters partially exercised their over-allotment option to purchase 1.0 million Class A Restricted Voting Units, generating $10.0 million of additional proceeds. In addition, the Sponsor purchased 12.0 million share purchase warrants, or Founder’s Warrants, for $1.00 per Founder’s Warrant for $12.0 million.

Accordingly, BCAC issued a total of 36.0 million Class A Restricted Voting Shares for $360.0 million, plus BCAC Warrants to purchase 18.0 million shares at $11.50 per share, from which the gross proceeds of the public offering were deposited in the escrow account. The $12.0 million BCAC received from the Sponsor for the Founder’s Warrants were available for general corporate purposes, including initial public offering expenses and the pursuit of one or more qualifying acquisitions. The $360.0 million in the escrow account, less redemptions, will be released upon closing of a qualifying acquisition such as the Merger. The Class A Restricted Voting Shares and Class B Shares will be combined into a single class of New VWE Holdco common shares in the VWE merger.

BCAC’s strategy was to seek to capitalize on high-growth areas in the branded consumer products sector where the Bespoke principals’ experience could be of value to potential acquisition targets. BCAC initially focused on the CBD/cannabis industry. BCAC expected that it most likely would pursue a roll-up strategy as most CBD/cannabis businesses available for acquisition were relatively early stage companies. However, BCAC also had preliminary discussions with several publicly traded CBD/cannabis companies. CBD/cannabis was not the only industry on which BCAC focused as it believed other consumer-facing industries could be consistent with its strategy, especially, early on, the vitamins, minerals and supplements sector.

BCAC’s objective was to replicate vertical leaders in spirits, home and personal care, carbonated drinks, cosmetics and other sectors, leveraging the experience and resources of Bespoke, or the Sponsor, in transaction identification and execution, with the unique backgrounds and experiences of BCAC directors and senior executive officers, including nonexecutive chairman Paul Walsh, a recognized senior executive in consumer-facing business, including spirits, Robert Berner, co-managing partner of Bespoke and an experienced private equity executive, and Mark Harms, co-managing partner of Bespoke and CEO of BCAC, with extensive experience in consumer-facing industry verticals.

The Sponsor reviewed over 150 potential acquisition candidates, signed nondisclosure agreements with over 75 firms and conducted substantive discussions with about 40 of them. These discussions resulted in agreements in principle with four CBD/cannabis companies in the second and third quarters of 2020, three of which were based in North America and one of which was based in Europe. The agreements in principle were non-binding except the target companies committed to periods of exclusive negotiation with BCAC.

None of the transactions covered by exclusivity commitments would have, by itself, satisfied BCAC’s acquisition criteria as the businesses were relatively early-stage companies. However, if combined, BCAC believed that they might satisfy its objective of creating a global, integrated consumer-facing business. The forecasts for each of these businesses predicted substantial increases in their results of operations in future periods and, as a result, the parties had agreed to earn-out structures over periods of years to align acquisition pricing and performance expectations. BCAC conducted extensive businesses, financial, operational, accounting and legal due diligence on these companies (and other potential target companies) and went through several rounds of negotiations of the terms of definitive documentation with three of them during 2020.

Following discussions with its financial advisors and representatives of a number of substantial BCAC Shareholders, BCAC broadened its acquisition parameters in mid-2020. The main factors supporting this decision included near-term revenue and EBITDA headwinds that CBD/cannabis companies were facing in 2020, in part due to COVID-19 shutdown and other restrictions, significant declines in market values of publicly traded CBD/cannabis companies beginning in the fourth quarter of 2019 and continuing in the first half of 2020, the recognition that CBD/cannabis-focused earn-out payment structures necessarily would present obstacles to integration and factors unique to particular companies. Accordingly, BCAC began to more actively consider other consumer-facing businesses that it believed might possibly become industry vertical leaders, either alone or when combined with other potential target companies. VWE was among these companies.

In late July 2020, financial intermediaries introduced senior executives of BCAC and VWE to each other, including Messrs. Berner and Harms from BCAC and Mr. Roney, CEO of VWE, to discuss potential capital market opportunities in the wine industry. VWE was in the early stages of preparation for an initial public offering (a “VWE IPO”) and also had engaged in discussions about a possible transaction with another SPAC. The Sponsor had experience in the wine industry, including as a result of the purchase of a supplier, and BCAC’s Executive Chairman had substantial experience in the spirits sector, having served as CEO of the largest spirits company in the world. On July 29, 2020, the parties entered into a nondisclosure agreement and exchanged confidential information. During the third quarter of 2020, BCAC was continuing to pursue the CBD/cannabis-focused strategy while also considering businesses in other consumer-facing industries in addition to VWE. At the same time, VWE continued to prepare for a possible VWE IPO or a possible combination with a SPAC, intent on accessing the public capital markets one way or the other in order to raise equity capital with which to execute its growth plans and to provide liquidity for its shareholders. VWE through financial intermediaries remained open to approaches from other SPACs.

On October 11, 2020, a representative of VWE informed a representative of BCAC that VWE might be willing to entertain a merger proposal. Thereafter, BCAC identified a potential acquisition of another company in the wine business with which BCAC had had discussions and that BCAC believed might make sense for VWE to acquire, and provided information about that company to VWE. In mid-October 2020, Bespoke proposed general terms for the possible combination of BCAC, VWE and the third company, after which representatives of VWE suggested that BCAC more specifically outline key terms of a proposal to combine VWE and BCAC alone given the complexity inherent in a three-party transaction. BCAC submitted a BCAC-VWE combination proposal on November 2, 2020. The proposal involved the combination of BCAC and VWE in a transaction in which smaller VWE shareholders would receive cash for their shares and the remaining VWE shareholders would receive shares of New VWE Holdco in the Transaction.

Representatives of BCAC and VWE exchanged additional information in November and negotiated the key terms of a possible transaction during the remainder of November and early December 2020. Negotiations focused on economic considerations such as forfeiture by the Sponsor of portions of its Founder’s Shares and Founder’s Warrants, cash for VWE capital stock repurchases and the size of a management incentive plan, and also on corporate governance considerations, such as board composition.

On December 9, 2020, the parties signed an agreement in principle providing for a combination. The agreement in principle was non-binding except that it included a binding exclusivity obligation on VWE. The material terms of the agreement in principle and the Transaction Agreement that the parties ultimately signed were the same in all material respects, except that (1) the final Transaction Agreement does not include a closing condition included in the agreement in principle that BCAC have at least $180 million in cash following redemptions and (2) the agreement in principle contemplated the payment of $52 million in cash (in addition to shares of New VWE Holdco) to VWE shareholders, which cash amount was reduced to $32 million in the final Transaction Agreement due to the private resale of VWE stock discussed below, which negated the need for the additional cash at closing. The agreement in principle also contemplated that BCAC would effect a private placement of equity securities as part of the combination. That possibility was not contemplated by the Transaction Agreement given the deletion of the minimum cash condition. Finally, during the negotiations the parties concluded that it would be preferable for New VWE Holdco to domesticate into the United States and list its shares for trading on Nasdaq given that VWE’s business was mostly domestic, a substantial majority of its shareholders after the transaction would be U.S. individuals or institutions and the Continuance would facilitate compliance with regulatory and licensing requirements. See “The Continuance” of this prospectus.

During the period from signing the agreement in principle through January 2021, the parties exchanged additional information and structured the Merger and related transactions. On December 19, 2020, representatives of Jones Day, BCAC’s counsel, furnished representatives of Foley & Lardner LLP (“Foley”), VWE’s counsel, initial drafts of the definitive principal Transaction Agreement. Representatives of those firms and the parties negotiated the documents on a substantially continuous basis from mid-December 2020 through the end of January 2021, and conducted analysis of other key elements of the transaction, as well as progressing accounting, tax, listing, shareholder approval and other aspects of the potential transaction.

The parties’ agreement in principle contemplated that smaller VWE shareholders would have their shares purchased for a total of $52.0 million in cash and that all other VWE shareholders would receive shares of New VWE Holdco. During the discussions, the Rudd Trust and the SLR Trust, historical VWE shareholders, sought to diversify their holdings by selling approximately $28 million of VWE capital stock. VWE and the VWE shareholder in consultation with Bespoke and Jones Day, identified tax issues that would be solved by a private transaction with an unaffiliated third party prior to the announcement of the Merger. Following these discussions, the Rudd Trust and the SLR Trust entered into an agreement with Wasatch, resulting in the purchase from them by Wasatch of shares of VWE capital stock for $28 million. Wasatch had been identified as a potential investor in confidential investor meetings held prior to announcement of the transaction.

Throughout the period, Bespoke kept the BCAC board of directors informed on a continuous basis about its acquisition review process in written updates, conference calls and meetings held to review BCAC’s activities.

The BCAC board of directors met on February 1, 2021 to discuss the potential transaction. Representatives of Jones Day, BCAC’s principal legal advisor, and Citi and XMS, BCAC’s principal financial advisors, participated in the meeting. At the meeting, BCAC management reviewed the progression of BCAC’s acquisition process, VWE’s business and the strategic and financial rationale for the potential transaction, as well as the extensive accounting, tax, regulatory, legal and other due diligence undertake of value. Management also reviewed the reasons supporting and not supporting the combination as described in “ —BCAC’s Reasons for the Transaction” below and explained that the potential transaction would constitute a qualifying acquisition, the fair market value exceeds 80% of the assets of BCAC held in the escrow account on the date of signing, consistent with applicable TSX and Nasdaq requirements. Representatives of Jones Day reviewed the directors’ fiduciary duties. They also reviewed the material terms of the transaction documents, the shareholder approval and regulatory requirements applicable to the proposed transaction, closing conditions and the matters as to which BCAC’s directors or officers had interests that were in addition to or different from the interest of shareholders generally. Representatives of Citi then reviewed the financial elements of the Transaction, and discussed selected publicly traded company valuation metrics. A representative of XMS reviewed the process, auditing requirements and steps required to complete the potential transaction. After discussion and review of the information presented at and before the meeting, the BCAC board of directors determined that the Merger and related transactions constituted a qualifying acquisition and were fair to and in the best interests of BCAC and its shareholders, declared it advisable to enter into the Transaction Agreement, authorized and approved the execution, delivery and performance by BCAC of the Transaction Agreement and the consummation of the transactions contemplated thereby and resolved to recommend that the shareholders vote in favor of the issuance of shares in the Merger.

The VWE board of directors also met to consider the Transaction and the transaction documentation at a meeting held on February 2, 2021. Representatives of Foley, VWE’s principal legal advisor for the Transaction, and Cowen and Company, LLC (“Cowen”), VWE’s financial advisor for the Transaction, participated in the meeting. Cowen presented the financial details of the Transaction, including an analysis of VWE’s enterprise value and equity value to VWE’s shareholders, in each case at the close of the Transaction, both with and without the deferred consideration. Cowen also benchmarked VWE’s market and operating statistics to certain comparable companies that Cowen deemed relevant. Foley provided a high-level overview of the non-financial terms of the transaction, including significant risk-reducing features of the Transaction Agreement and material features of the ancillary agreements, particularly the Investor Rights Agreement. With Foley’s assistance, the VWE board of directors also reviewed the reasons supporting and not supporting the combination as described in “ —VWE Reasons for the Transaction” below and the risk factors relating to the Transaction set forth in the draft of this prospectus that had been delivered to the board the day before the meeting. Foley explained the Continuance process, which would result in BCAC becoming a Nevada corporation.

The VWE board of directors engaged in a robust discussion of the Transaction following the presentations by Cowen and Foley. At that meeting, the VWE board of directors concluded that Patrick Roney should also enter into an employment agreement with VWE, just as other executive officers were being expected to sign employment agreements. The meeting was adjourned until the next day to further consider the Transaction and complete documentation.

The VWE board meeting resumed on February 3, 2021. After further discussion and review of the information presented at and before the meeting, the VWE board of directors unanimously determined that the Transaction Agreement and the Merger and other transactions thereunder, as well as the agreements, instruments and other documents ancillary thereto, are fair to and in the best interests of VWE and its shareholders and unanimously recommended that shareholders of VWE ratify, authorize, approve and adopt the Transaction Agreement, such transactions and such ancillary documents.

Throughout February 2 and 3, 2020 representatives of the parties finalized the Transaction Agreement and related transaction documentation, which were executed after the close of trading on February 3, 2021. The parties published a joint press release announcing the Merger before the opening of trading on February 4, 2021.

BCAC’s Reasons for the Merger

BCAC evaluated over 150 targets in its acquisition search and signed over 75 non-disclosure agreements, identifying VWE in August of 2020. During the evaluation period, BCAC focused on identifying and acquiring a consistently growing private company in an industry with structural tailwinds, with strong management to which BCAC could add value. BCAC believes VWE meets all of these criteria.

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Industry Tailwinds. The BCAC team has a deep experience in the global wine industry, both as owner/manager of brands and through Bespoke’s ownership of Vinventions, a major industry supplier. The industry is very large, fragmented and enduring, with a large and growing addressable market of over $50 billion in the United States alone. The industry has consistently grown, with a market value CAGR of 4% from 2005-2019. The industry has also continued to premiumize, with a 7-8% CAGR from 2017 to estimated-2022 in the greater-than-$10-at-retail wine segment, which the market considers premium and luxury wines. VWE generates 99% of its revenues from the $10-and-up category with more than 40 brands serving this part of the market, which is expected in the medium term to generate annualized growth in excess of 20%, net revenue of approximately $450 million, gross margin in excess of 45% and Adjusted EBITDA Margins of 25% - 30%.

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Management. Led by Patrick Roney, Co-Founder, Chief Executive Officer and controlling shareholder of VWE, the management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

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Remarkable Historical Growth and Prospects for Future Financial Performance. VWE’s net revenue CAGR exceeding 20% since 2010 and its 24% Adjusted EBITDA CAGR since 2010 put it at the top of its industry in terms of long-term historical growth. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

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M&A Strategy. VWE has historically been a consistent, serial consolidator. Its business model is to acquire brands and inventories, eliminating redundant corporate and divisional overhead, and improving distribution. VWE seeks to improve gross margins of acquired companies by leveraging its in-place platform, including high volume state-of-the-art bottling and distribution capabilities, and driving direct-to-consumer (“DTC”) revenues.

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Innovation. VWE has successfully made five product extensions outside of wine, including spirits (primarily for private label) and a wine-based hard seltzer (GAZE). VWE is evaluating entry into additional adjacent markets, including hard cider, cannabis-infused beverages (when federally legal), and other high-growth adjacencies. VWE has a history of rapid evaluation, development and introduction of new products and packaging concepts.

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Differentiated Distribution. VWE has a proven and successful business model, with diversified distribution capabilities across channels. In the fiscal year ended June 30, 2020, VWE’s DTC sales were approximately 30% of total revenues, with wholesale representing about 41% of revenue and B2B representing another 29% of revenue. This business model is substantially different from traditional wine companies that rely on wholesale to drive their business.

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Attractive Business. VWE now has an attractive portfolio of more than 50 owned brands across all premium price points, available at more than 43,000 locations around the United States, with an 850,000-plus active email list of subscribers, more than 20 private label accounts with major national retailers such as Albertsons, Costco, Kroger and Target, and an owned production capacity exceeding 15 million cases annually. VWE is vertically integrated, with over 900 vineyard acres under its control.

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Low Cost, Well-Structured Debt. VWE’s blended debt cost is less than 3%, with a combination of mortgages on its vineyards and an asset based lending facility supported by approximately $208 million of inventories as of December 31, 2020.

BCAC believes that it can contribute to the growth of VWE, as follows:

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Larger Acquisitions. Bespoke has deep experience with medium- and large-scale M&A, as well as financing. VWE’s M&A business model is applicable to both small and larger businesses. Post-Merger and assuming no redemptions, the combined company is estimated to have approximately $23.9 million of net debt at closing and approximately $54 million of Adjusted EBITDA in fiscal year 2022 (excluding acquisitions). Assuming that New VWE Holdco can continue to acquire businesses at 5x synergized EBITDA multiples, this provides the combined company with approximately $1 billion of acquisition capacity. The combined company will also selectively fund acquisitions with stock consideration, which provides additional cushion.

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International Growth. Bespoke is headquartered in London. Paul Walsh built the world’s largest spirits business, which is headquartered in London. The Bespoke team has experience consummating transactions around the world, with relationships that are expected to add value to the growth of VWE.

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Brand Building. Paul Walsh created several highly prominent brand families, including Johnnie Walker, while at Diageo. This experience will be valuable to VWE as the team builds out existing brands and adds new brands.

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Data Analytics. The Bespoke principals have deep domain expertise around data analytics, which Bespoke believes will improve VWE’s approach to pricing, optimize distribution, and further improve margins.

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Optimal Practices. Bespoke believes that VWE is a well-managed business. Bespoke’s principals, with their public company board and management experience, will oversee VWE’s transition to optimal public company practices.

VWE Reasons for the Transaction

In reaching its determinations and approvals as stated above, the VWE Board consulted with VWE’s management, as well as Cowen, its financial advisor, and Foley, its legal advisor, and considered a number of factors, including its knowledge of VWE’s business, operations, financial condition, earnings and prospects, and its knowledge of capital markets and the risks associated with pursuing the transactions contemplated by the Transaction Agreement. Among the factors that the VWE board of directors considered in favor of its determinations and approvals are:

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Merger Consideration. The VWE board of directors considered that the Merger Consideration represents a full and fair valuation for VWE, taking into account the VWE board of director’s familiarity with VWE’s business, strategy, industry, assets and prospects, and the certainty of the Merger Consideration as compared to projected financial results and associated risks. The VWE board of directors also considered that the consideration to be paid in the Merger is shares of New VWE Holdco common stock, which provides VWE’s shareholders with the opportunity to participate in any increase in value of the combined company as a result of the long-term potential growth opportunity, available synergies and complementary business of the combined company.

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Fit with BCAC. The VWE board of directors considered that the BCAC directors who will join the New VWE Holdco board of directors will bring valuable experience with them. All have deep domain expertise in the consumer products industry and in corporate governance, as well as broad experience in finance and M&A. As part of his storied career, Paul Walsh built the world’s largest spirits business. Mark Harms is a senior private equity investor whose firm, GLP, has advised on over $60 billion of transactions to date, deploying over $500 million of capital into a number of investments. Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Rob Berner has been active in the private equity industry for over 30 years, including board service as Chairman to Johnnie-O LLC (men’s lifestyle brand) and Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States. Mr. Berner has been a partner of CVC, including service as Chairman of CVC US, and before then was a Managing Director at Ripplewood Holdings. He began his career in the investment banking division of Morgan Stanley. The VWE board of directors considered that the combined experience of these executives can help New VWE Holdco achieve its growth ambitions as a public company.

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Likelihood of Consummation. The VWE board of directors considered that the Transaction would likely be consummated as a result of (i) the comparable multiples and the certainty of value to VWE’s shareholders offered by BCAC, (ii) the financial ability and willingness of BCAC to consummate the Transaction, (iii) the Transaction not being subject to any financing conditions and (iv) the reasonable and customary nature of the other conditions to the Transaction.

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Negotiations with BCAC. The VWE board of directors believes the Merger Consideration represented the highest value reasonably obtainable for the VWE capital stock. The VWE board of directors noted that BCAC had made concessions on economic and non-economic terms, improving its offer from the terms initially proposed, and that no other party had submitted an offer to acquire VWE at a higher price per share of VWE capital stock.

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Other Alternatives. It is the belief of the VWE board of directors, after review of alternative strategic opportunities from time to time, that the Merger represents the best potential transaction for VWE to create greater value for VWE’s shareholders while providing liquidity through stock ownership in a public company.

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Advantages Over an IPO. Before executing the Transaction Agreement, the VWE board of directors considered the alternative of conducting an initial public offering of VWE’s capital stock (a “VWE IPO”). The VWE board of directors considered that the transactions contemplated by the Transaction Agreement provide certain advantages over a VWE IPO. In particular, the VWE board of directors considered that, based on available information at the time, including with respect to the conditions of the initial public offering market for companies of a similar size and industry as VWE, the Transaction is likely to provide for a more time- and cost-effective means to raise capital with a higher likelihood of completion, greater valuation certainty, larger proceeds, lesser dilution to VWE’s existing shareholders, and onboarding a value-adding Chairman and non-employee directors to the New VWE Holdco board of directors.

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Terms of the Transaction Agreement. The VWE board of directors considered the terms and conditions of the Transaction Agreement, including but not limited to the nature and scope of the closing conditions, the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Merger.

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Size of Post-Combination Company. The VWE board of directors considered the implied enterprise value of approximately $691 million for New VWE Holdco, assuming no exercise of dissent rights and no redemptions by holders of Class A Restricted Voting Shares, providing VWE’s stockholders with the opportunity to go forward with ownership in a public company with a significant market capitalization.

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Benefits of Being a Public Company. The VWE board of directors believes that under public ownership it will have the flexibility and financial resources to pursue and execute an accelerated growth strategy to increase revenues and shareholder value and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

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Founder Support Agreements. The VWE board of directors considered that the Sponsor entered into an agreement with BCAC and VWE pursuant to which the Sponsor has agreed to vote shares representing approximately •% of the aggregate voting power of the BCAC stock in favor of the proposals required to effect the Merger. See “Corporate Structure—Other Agreements—Founder Support Agreement.”

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Company Support Agreement. The VWE board of directors considered that certain VWE shareholders entered into the Company Support Agreement. Under the Company Support Agreement, such VWE shareholders agreed to vote all of the outstanding shares of VWE capital stock held by them, representing approximately a majority of the shares of VWE Series A stock and 100% of the Series B stock, in favour of the adoption and approval of the Transaction Agreement the Merger and the other transactions at any meeting and in any action by written consent of the VWE shareholders. Accordingly, it is anticipated that VWE shareholders will approve the VWE Merger Proposal. See “Corporate Structure—Other Agreements—VWE Support Agreement.”

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Surrender of Certain Founder’s Shares and Founder’s Warrants. The VWE board of directors considered that pursuant to the Transaction Agreement the Sponsor agreed, among other things, to surrender to BCAC Founder’s Shares and Founder’s Warrants representing approximately 9.3% of the aggregate voting power of BCAC, on the terms and subject to the conditions contained therein.

•	Investor Rights Agreement. The VWE board of directors considered the terms of the Investor Rights Agreement among the Specified Investors, noting the following terms in particular:

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Confidentiality and Lock-up. Pursuant to the Investor Rights Agreement, the Specified Investors will agree that they will not, during the lock-up period applicable to each of them, sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of New VWE Holdco common stock or otherwise hedges such consequences, including any short sale or any purchase, sale or grant of any right with respect to such stock or any security that includes, relates to or derives value from such stock. Each of the parties thereto will agree to maintain the confidentiality of any confidential information received from or otherwise made available to such investor by New VWE Holdco.

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Registration Rights. Under the Investor Rights Agreement, New VWE Holdco will agree to provide certain Major Investors, Sponsor and Wasatch “demand” registration rights and will agree to provide all holders of VWE capital stock party to such agreement “shelf” registration rights and “piggyback” registration rights. The agreement also will provide that New VWE Holdco will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

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Voting Rights. The Specified Investors party to the Investor Rights Agreement will agree in such agreement that, upon and after the Merger and subject to continuing compliance with certain conditions, they will vote their shares of New VWE Holdco common stock such that a simple majority of the New VWE Holdco board of directors will be determined by the Roney Representative and the remainder of directors will be determined by Sponsor. The Major Investors will agree in the Investor Rights Agreement, upon and after the Merger and subject to continuing compliance with certain conditions, to appoint the Roney Representative irrevocably as their proxy to vote their New VWE Holdco common stock at each annual or special meeting of shareholders on all matters other than director elections and, in the case of Sponsor, certain other reserved matters.

For a more detailed description of the Investor Rights Agreement, see “Corporate Structure—Other Agreements—Investor Rights Agreement.”

The VWE board of directors also identified and considered a number of other matters, some of which are countervailing factors and risks to VWE and its shareholders, relating to the Merger and the transactions contemplated by the Transaction Agreement, including the following:

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Risk that the Transaction might not be completed. The VWE board of directors considered the risk that the Merger and other transactions contemplated by the Transaction Agreement might not be consummated timely, or at all, due to failure to satisfy one or more conditions to closing and the fact that, if the Transaction is not consummated, then (i) VWE’s directors, executive officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction, (ii) VWE will have incurred significant transaction costs, (iii) VWE’s continuing business relationships with suppliers, customers and employees might be adversely affected, and (iv) the market’s perceptions of VWE’s prospects could be adversely affected.

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Impact on reputation and business if the Transaction is not completed. The VWE board of directors considered the possibility that the Transaction might not be completed and that there might be an adverse effect of the public announcement of the Transaction on VWE’s reputation and business in the event that they are not completed.

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Expenses and challenges. The VWE board of directors considered the expenses to be incurred in connection with the Transaction and related administrative challenges associated with combining the companies.

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Costs of being a public company. The VWE board of directors considered the additional public company expenses and obligations that VWE’s business will be subject to following the Transaction that it has not been subject to as a private company.

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Restrictions on operation of VWE’s business. The VWE board of directors considered the restrictions on the conduct of VWE’s business required by the Transaction Agreement before the closing of the transactions thereunder (subject to specified exceptions), which could have an adverse effect on VWE’s ability to respond quickly to changing market and business conditions.

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Interests of VWE executive officers and directors. The VWE board of directors considered the fact that certain executive officers and directors of VWE have interests in the Merger and other transactions under the Transaction Agreement that may be different from, or in addition to, the interests of VWE shareholders generally, including the manner in which they would be affected by the Merger, and the other matters disclosed in the section titled “The Merger—Interests of VWE Directors and Executive Officers in the Merger.”

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Other risks. The VWE board of directors considered various other risks associated with the transactions contemplated by the Transaction Agreement and by the combined company, including the risks described in the section titled “Risk Factors.”

The foregoing discussion of the information and factors considered by the VWE board of directors is intended to be illustrative and not exhaustive, but rather includes the material reasons and factors considered by the VWE board of directors in reaching its determinations and approvals relative to the Transaction Agreement and the transactions contemplated thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the VWE board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations and approvals or the reasons for such determinations and approvals. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determinations and approvals. In addition, the VWE board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the VWE board of directors conducted an overall analysis of the factors and reasons described above and unanimously determined in its business judgment that, in the aggregate, the potential benefits of the Transaction Agreement and the transactions contemplated thereby to the shareholders of VWE outweighed the risks or potential negative consequences.

REGULATORY APPROVALS

It is a condition precedent to the completion of the acquisition of VWE under the Transaction Agreement that: (i) the TSX shall have approved the Transaction as qualifying as BCAC’s “qualifying acquisition” within the meaning of the TSX Manual, (ii) Nasdaq approval shall have been obtained, (iii) a receipt for this prospectus shall have been issued and (iv) the Registration Statement shall have become effective.

Completion of the Transaction is also subject to the condition that any waiting period (and any extension thereof) applicable to the consummation of the Transaction under applicable antitrust laws, including the HSR Act, will have expired or been terminated. BCAC and VWE have agreed to use their respective commercially reasonably efforts to cooperate with each other in timely making all filings and timely seeking all consents, permits, authorizations and approvals required from governmental entities, including under the HSR Act. Under the HSR Act and related rules, the Transaction may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting periods have been satisfied.

At any time before or after the completion of the Merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the Merger, to rescind the Merger or to clear the Merger subject to the divestiture of assets of BCAC or VWE or subject the Transaction to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the Transaction or permitting completion subject to the divestiture of assets of BCAC or VWE or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the Transaction on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There is no assurance that the statutory waiting period requirements under the HSR Act will be satisfied or that other action will not be taken under antitrust laws, or otherwise, by government authorities or private parties, with the purpose or effect of enjoining or impeding completion of the Merger or other transactions contemplated by the Transaction Agreement.

ANTICIPATED ACCOUNTING TREATMENT

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BCAC will be treated as the “acquired” company for accounting purposes and the Merger will be treated as the equivalent of New VWE Holdco issuing stock for the net assets of BCAC, accompanied by a recapitalization. The net assets of BCAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

VWE has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances, among others:

•	VWE, through the Roney Representative, will have the ability to nominate the majority of the members of the New VWE Holdco board of directors following the closing of the Transaction;

•	VWE’s senior management will be the senior management of New VWE Holdco and be responsible for the day-to-day operations;

•	VWE is the larger entity based on historical total assets and revenues;

•	New VWE Holdco will assume VWE’s name; and

•	the intended strategy of New VWE Holdco will continue VWE’s current strategy of being a leading vintner in the United States.

The preponderance of evidence as described above is indicative that VWE is the accounting acquirer in the Merger.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Transaction. This summary historical and pro forma financial information should be read in conjunction with the BCAC Financial Statements, the VWE Financial Statements, and the New VWE Holdco Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C, and Appendix E, respectively and the other financial information, in each case, contained elsewhere in this prospectus.

Introduction

BCAC is a special purpose acquisition corporation formed for purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination, which is referred to herein as a qualifying acquisition. BCAC was incorporated on July 8, 2019 under the BCBCA and is domiciled in Canada.

On August 15, 2019, BCAC closed its IPO of 35,000,000 Class A Restricted Voting Units at a price of $10.00 per unit, generating gross proceeds of $350,000,000. On September 13, 2019, BCAC closed the partial exercise by the IPO underwriters of their over-allotment option in respect of an additional 1,000,000 Class A Restricted Voting Units, generating gross proceeds of $10,000,000. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one-half of a warrant, with each whole warrant entitling the holder to purchase one Class A Restricted Voting Share. Prior to the closing of the IPO, the Sponsor purchased 10,062,500 Class B Shares (of which 1,062,500 shares were relinquished in connection with the partial exercise by the IPO underwriters of the over-allotment option) for an aggregate price of $25,000. In addition, concurrently with the closing of the IPO, the Sponsor purchased 12,000,000 warrants for an aggregate price of $12,000,000. Following the IPO, BCAC deposited a total of $360,000,000 ($10.00 per Class A Restricted Voting Share) in the escrow account.

VWE is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands and packaging concepts as well as craft spirits. Since its organization as a California corporation over 20 years ago, VWE has grown organically through brand creation and acquisitions to become the 15th largest wine producer based on cases of wine shipped in California.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of BCAC and the historical unaudited condensed consolidated balance sheet of VWE on a pro forma basis as if the Transaction had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2020 and the unaudited pro forma condensed combined statement of operations for the twelve months ended June 30, 2020 combine the historical statements of operations of BCAC and the historical consolidated statements of operations of VWE for such periods on a pro forma basis as if the Transaction had been consummated on July 1, 2019, the beginning of the earliest period presented. In addition to the Merger and the Continuance, the transactions contemplated by the Transaction Agreement that are given pro forma effect include:

•	the reverse recapitalization between Merger Sub and VWE;

•	the cash paid for a portion of VWE Series B stock;

•	the cancellation of all VWE stock options and related payments of cash consideration to former holders thereof;

•	the forfeiture and cancellation of 3,000,000 Class B Shares and 4,000,000 Founders Warrants by the Sponsor for no value;

•	the repayment of certain outstanding indebtedness of VWE, subject to the level of redemptions by holders of BCAC Class A Restricted Voting Shares; and

•	the escrow of $6,609,118 with the PPP lender as required by the Transaction Agreement in connection with the application for forgiveness of the PPP Note;

The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New VWE Holdco. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Accordingly, you should not place undue reliance on such information.

The historical financial information of BCAC was derived from the unaudited and audited financial statements of BCAC as of and for the six months ended June 30, 2020, and for the year ended December 31, 2020, which are included elsewhere in this prospectus. The unaudited condensed combined statement of operations of BCAC for the six months ended December 31, 2020 was calculated by taking the audited statements of operations of BCAC for the year ended December 31, 2020 less the unaudited condensed statements of operations of BCAC for the six months ended June 30, 2020. The unaudited condensed statement of operations of BCAC for the year ended June 30, 2020 was calculated by taking the unaudited condensed statement of operations of BCAC for the six months ended June 30, 2020 plus the audited statement of operations of BCAC for the period of July 8, 2019 (inception) through December 31, 2019. The historical financial information of VWE was derived from the unaudited condensed consolidated financial statements of VWE as of and for the six months ended December 31, 2020, and audited consolidated financial statements of VWE for the year ended June 30, 2020, which are included elsewhere in this prospectus. This information should be read together with BCAC’s and VWE’s unaudited and audited financial statements and related notes, the sections titled “Appendix B—Management’s Discussion and Analysis of BCAC,” and “Appendix D—Management’s Discussion and Analysis of VWE” and the other financial information included elsewhere in this prospectus.

The Transaction will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BCAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transaction will be treated as the equivalent of VWE issuing stock for the net assets of BCAC, accompanied by a recapitalization. The net assets of BCAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transaction will be those of VWE. See “Anticipated Accounting Treatment.”

BCAC’s and VWE’s management have made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to:

•	any anticipated synergies, operating efficiencies, tax savings, cost savings or increased costs of a public company that may be associated with the Transaction;

•

the issuance of up to 5,726,864 Earnout Shares to holders of shares of VWE Series A stock and VWE Series B stock (other than Wasatch), which are issuable in the event New VWE Holdco common stock achieves certain performance goals;

•	the impact of the expected acquisition by VWE of Kunde by merger, see “Appendix D—Management’s Discussion and Analysis of VWE—Recent Developments—Kunde Acquisition”;

•	the potential divestiture of certain non-core real estate assets with a combined appraised value in excess of $70 million; and

•	the impact of any Canadian income tax incurred by BCAC under the “corporate emigration” rules in the Tax Act as a result of the Continuance.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of BCAC Class A Restricted Voting Shares:

•	Assuming No Redemptions: This presentation assumes that no holders of BCAC Class A Restricted Voting Shares exercise redemption rights for a pro rata share of the funds in the escrow account.

•

Assuming 75% Redemptions: This presentation assumes that holders of 27,000,000 BCAC Class A Restricted Voting Shares exercise redemption rights for a pro rata share of the funds in the escrow account (approximately $10.00 per share), representing aggregate redemption payments of $270,000,000 using a $10.00 per share redemption price. The number of redemptions may impact whether New VWE Holdco is able to meet the listing requirements of Nasdaq following such redemptions. See “Risk Factors—Risks Related to the New VWE Holdco Common Stock—There can be no assurance that New VWE Holdco’s securities will be approved for listing on the TSX or Nasdaq following the Transaction, or if approved, that they will be able to comply with the continued listing requirements of the TSX and/or Nasdaq.”

The following table summarizes the pro forma shares of New VWE Holdco common stock outstanding under the two redemption scenarios presented:

	Assuming No Redemptions (shares)%		Assuming 75% Redemptions (shares)%
Shares of VWE Series A stock	22,199,913	32.5%	22,199,913	53.6%
Shares of VWE Series B stock	1,663,561	2.4%	1,663,561	4.0%
Total shares of VWE capital stock	23,863,474	34.9%	23,863,474	57.6%
BCAC Class A Restricted Voting Shares	36,000,000	52.6%	9,000,000	21.7%
BCAC Class B shares	6,000,000	8.8%	6,000,000	14.5%
Total BCAC shares	42,000,000	61.4%	15,000,000	36.2%
Pro forma shares of New VWE Holdco common stock at December 31, 2020	65,863,474	96.3%	38,863,474	93.9%
Shares of VWE Series A stock expected to be issued to Kunde stockholders	2,545,987	3.7%	2,545,987	6.1%
Pro forma shares of New VWE Holdco common stock at December 31, 2020, including shares expected to be issued to Kunde stockholders	68,409,461	100.0%	41,409,461	100%

The two redemption scenarios described above exclude (1) the issuance of up to 5,726,864 Earnout Shares to holders of shares of VWE Series A stock and VWE Series B stock (other than Wasatch), which are issuable in the event New VWE Holdco common stock achieves certain performance goals and (2) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the Investor Rights Agreement to the extent any portion of the PPP Note has not been forgiven prior to the closing of the Merger, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the Merger.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. See Appendix E—New VWE Holdco Pro Forma Financial Statements.

Pro Forma Consolidated Capitalization

As the Transaction constitutes BCAC’s qualifying acquisition, holders of Class A Restricted Voting Shares can submit for redemption all or a portion of their Class A Restricted Voting Shares, which become shares of New VWE Holdco common stock upon the Continuance, provided that they validly deposit (and do not withdraw) their shares for redemption prior to the Redemption Deadline. A description of the redemption rights is included under “Corporate Structure—Redemption Rights”. A Redeeming Shareholder is entitled to receive the Redemption Amount per Class A Restricted Voting Share. For greater certainty, such amount will not be reduced by the amount of any tax of BCAC under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. If the Extension Resolution is approved and the Transaction is not completed on or prior to May 15, 2021, the Redemption Amount per Class A Restricted Voting Share validly submitted for redemption will be paid on or about May 17, 2021. The deferred underwriting commission in the amount of U.S.$13,500,000 (3.75% of the gross proceeds of the IPO) is payable on closing of the Transaction to the underwriter and any agents or advisors for services provided in connection with the Transaction.

The tables below should be read in conjunction with the BCAC Financial Statements, the VWE Financial Statements, and the New VWE Holdco Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C and Appendix E, respectively.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 75% Redemptions)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2020
Total assets	$669,413,744	$544,858,244
Total liabilities	$243,249,291	$388,693,791
Total stockholders’ equity	$424,503,153	$154,503,153
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended December 31, 2020
Net revenues	$116,811,700	$116,811,700
Net income allocable to common shareholders	$16,499,072	$13,726,805
Weighted average common shares outstanding(1)	65,799,759	38,799,759
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Twelve Months Ended June 30, 2020
Net revenues	$189,918,600	$189,918,600
Net loss allocable to common shareholders	$(9,154,184)	$(12,399,979)
Weighted average common shares outstanding(1)	65,799,759	38,799,759

(1)

Excludes (a) the recapitalization of 906,345 shares of VWE Series A stock to be issued in the Kunde transaction to be closed prior to the completion of the Transaction and the issuance of 2,609,702 shares of New VWE Holdco common stock as consideration for the reverse recapitalization, (b) up to 5,726,864 Earnout Shares to holders of shares of VWE Series B stock and VWE Series A stock issuable in the event New VWE Holdco common stock achieves certain performance goals; and (c) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the Investor Rights Agreement to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the Merger, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the Merger.

Following the Transaction, the Board may determine that it is in the best interests of New VWE Holdco and its shareholders to approve a share repurchase program with respect to New VWE Holdco common stock and New VWE Holdco Warrants. Any share repurchase program would be publicly announced.

DIVIDEND POLICY

Holders of New VWE Holdco common stock will be entitled to receive dividends if, as, and when declared by the Board out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in New VWE Holdco’s future credit facilities. New VWE Holdco has no current plans to pay dividends on its common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Board and will depend on, among other things, New VWE Holdco’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Board may deem relevant. Because New VWE Holdco will be a holding company and have no direct operations, New VWE Holdco will only be able to pay dividends from funds it receive from its subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Please see attached the management’s discussion and analysis (the “MD&A”) of BCAC and the MD&A of VWE attached to this prospectus as Appendix B and Appendix D, respectively.

The MD&A of BCAC and of VWE contain important information about each respective entity’s business and its performance for the relevant periods. The discussion and analysis of such businesses’ respective financial conditions and results of operations covers periods prior to the completion of the Transaction. The MD&A of BCAC and VWE should be read in conjunction with the corresponding financial statements attached to this prospectus as Appendix A and Appendix C, respectively.

The unaudited condensed statements of operations data of VWE for the six months ended June 30, 2020 was calculated by taking the audited condensed consolidated statements of operations of VWE for the year ended June 30, 2020 less the unaudited condensed consolidated statements of operations of VWE for the six months ended December 31, 2019.

Non-GAAP Measures

The MD&A of VWE makes reference to certain non-GAAP measures. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those U.S. GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of VWE’s financial information reported under U.S. GAAP. VWE uses non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin (as defined in Appendix D—Management’s Discussion & Analysis of VWE), which may be calculated differently by other companies. These non-GAAP measures and metrics are used to provide investors with supplemental measures of VWE’s operating performance and liquidity and thus highlight trends in VWE’s business that may not otherwise be apparent when relying solely on U.S. GAAP measures. VWE also believes that securities analysts, investors and other interested parties frequently use non-GAAP measures in the evaluation of companies in similar industries. Management also uses non-GAAP measures and metrics, in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. For a discussion of the use of Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations thereof to the most directly comparable U.S. GAAP measures, see “ —Reconciliation of Non-GAAP Measures.”

Reconciliation of Non-GAAP Measures

VWE uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance to evaluate the effectiveness of its business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in VWE’s industry, when considered alongside other GAAP measures. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, stock-based compensation expense, casualty losses or recoveries, impairment losses, changes in the fair value of derivatives, restructuring related income or expenses, acquisition and integration costs, and certain non-cash, nonrecurring, or other items that are included in net income that VWE does not consider indicative of its ongoing operating performance. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenues.

Adjusted EBITDA and Adjusted EBITDA Margin are not recognized measures of financial performance under GAAP. VWE believes these non-GAAP measures provide analysts, investors and other interested parties with additional insight into the underlying trends of VWE’s business and assists these parties in analyzing VWE’s performance across reporting periods on a consistent basis by excluding items that VWE does not believe are indicative of its core operating performance, which allows for a better comparison against historical results and expectations for future performance.

VWE management uses these non-GAAP measures to understand and compare operating results across reporting periods for various purposes including internal budgeting and forecasting, short and long-term operating planning, employee incentive compensation, and debt compliance. These non-GAAP measures are not intended to replace the presentation of VWE’s financial results in accordance with GAAP. Use of the terms Adjusted EBITDA and Adjusted EBITDA Margin are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as indicators of VWE’s operating performance in isolation from, or as a substitute for, net income (loss), which is prepared in accordance with GAAP. VWE has presented Adjusted EBITDA and Adjusted EBITDA Margin solely as supplemental disclosure because VWE believes it allows for a more complete analysis of VWE’s results of operations. In the future, VWE may incur expenses such as those added back to calculate Adjusted EBITDA. VWE’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by these items.

	Six Months Ended December 31, 2020 (unaudited)	Six Months Ended December 31, 2019 (unaudited)	Six Months Ended June 30, 2020(1) (unaudited)	Six Months Ended June 30, 2019
Net income (loss)	$14,638,000	$(4,661,000)	$(5,040,000)	$3,141,000
Depreciation and amortization	5,328,000	5,538,000	6,267,000	4,546,000
Amortization of label design fees	215,000	119,000	142,000	98,000
Interest expense	5,332,000	8,838,000	6,585,000	7,576,000
Income tax provision (benefit)	2,884,000	(2,419,000)	(7,538,000)	(2,672,000)
Impairment expense	—	—	1,281,000	—
Net unrealized (gain) loss on interest rate swap agreements	(2,623,000)	180,000	12,765,000	4,992,000
Remeasurement of contingent consideration liabilities	—	—	(1,035,000)	(218,000)
Stock-based compensation expense	458,000	287,000	3,000	339,000
Gain on bargain purchase	—	—	—	(7,138,000)
(Gain) loss on disposition of assets	(1,677,000)	(6,000)	(1,046,000)	42,000
Gain on litigation proceeds	(4,750,000)	—	—	—
Taint provision(a)	—	4,859,000	—	—
Inventory acquisition basis adjustment	89,000	895,300	376,000	612,000
Post acquisition accounts receivable write-down	—	—	434,000	—
Deferred lease adjustment	250,000	250,000	250,000	850,000
COVID Impact	100,000	—	200,000	—

Adjusted EBITDA	$20,243,000	$13,880,000	$13,644,000	$12,168,000

(1)

The unaudited condensed statements of operations data of VWE for the six months ended June 30, 2020 was calculated by taking the audited condensed consolidated statements of operations of VWE for the year ended June 30, 2020 less the unaudited condensed consolidated statements of operations of VWE for the six months ended December 31, 2019.

	Year Ended June 30, 2020	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income (loss)	$(9,700,000)	$(12,228,000)	$11,286,000
Depreciation and amortizaton	11,805,000	7,882,000	6,946,000
Amortization of label design fees	260,000	168,000	150,000
Interest expense	15,422,000	12,175,000	5,601,000
Income tax provision (benefit)	(9,957,000)	15,611,000	—
Impairment expense	1,281,000	573,000	98,000
Net unrealized (gain) loss on interest rate swap agreements	12,945,000	2,006,000	—
Remeasurement of contingent consideration liabilities	(1,035,000)	(665,000)	(2,585,000)
Stock-based compensation expense	289,000	540,000	520,000
Gain on bargain purchase	—	(89,000)	(3,757,000)
(Gain) loss on disposition of assets	(1,052,000)	149,000	46,000
Gain on litigation proceeds	—	—	—
Taint provision(a)	4,859,000	—	—
Inventory acquisition basis adjustment	1,271,000	3,233,400	4,517,400
Post acquisition accounts receivable write-down	434,000	—	—
Deferred lease adjustment	500,000	—	—
COVID Impact	200,000	—	—

Adjusted EBITDA	$27,524,000	$29,355,000	$22,822,000

(a)	Taint provisions reflects an adjustment to inventory and certain administrative costs in connection with smoke damage from fires.

Forward-Looking Statements

Some of the information contained in the MD&A of BCAC and VWE contains forward-looking information. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available and are made as of the date of the MD&A. However, management does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information as a result of various factors, including those described in “Risk Factors” and elsewhere in this prospectus.

BCAC cautions that the list of risk factors and uncertainties is not exhaustive and other factors could also adversely affect the results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. See “Caution Regarding Forward-looking Statements” and “Risk Factors” elsewhere in this prospectus for a discussion of the uncertainties, risks and assumptions associated with these statements.

DESCRIPTION OF SECURITIES

As a result of the Transaction, holders of Class A Restricted Voting Shares whose shares are converted into shares of New VWE Holdco common stock on the Continuance will become shareholders of New VWE Holdco whose rights will be governed by Nevada law and the New VWE Holdco Constating Document.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the New VWE Holdco common stock and the New VWE Holdco preferred stock after giving effect to the Transaction. In connection with the Continuance, New VWE Holdco will adopt the New VWE Holdco Constating Documents. The following is a description of the material terms of, and is qualified in its entirety by, the New VWE Holdco Constating Documents, each of which will be in effect upon the consummation of the Transaction.

Authorized Share Capital

Upon consummation of the Transaction, New VWE Holdco will be authorized to issue 200,000,000 shares of New VWE Holdco common stock, no par value per share and 2,000,000 shares of preferred stock, no par value per share. Immediately after completion of the Transaction, it is expected that • shares of New VWE Holdco common stock (assuming no redemption of Class A Restricted Voting Shares or exercise of BCAC Dissent Rights) and no New VWE Holdco preferred shares will be issued and outstanding. Unless the Board determines otherwise, New VWE Holdco will issue all shares of its capital stock in uncertificated form.

New VWE Holdco common stock

Voting Rights

Each holder of New VWE Holdco common stock will be entitled to one vote for each share owned of record on matters submitted to a vote of holders of New VWE Holdco common stock. Holders of New VWE Holdco common stock will not be entitled to cumulative voting in the election of directors.

Dividends

Holders of New VWE Holdco common stock will be entitled to receive dividends if, as, and when declared by the Board out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in New VWE Holdco’s future credit facilities. New VWE Holdco has no current plans to pay dividends on its common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Board and will depend on, among other things, New VWE Holdco’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Board may deem relevant. Because New VWE Holdco will be a holding company and have no direct operations, New VWE Holdco will only be able to pay dividends from funds it receives from its subsidiaries.

Liquidation Rights

Subject to the rights of the holders of any series of preferred stock, shares of New VWE Holdco common stock will be entitled to receive the assets and funds of New VWE Holdco available for distribution in the event of any liquidation, dissolution or winding up of the affairs of New VWE Holdco, whether voluntary or involuntary.

Pre-emptive and Redemption Rights

New VWE Holdco common stock will have no preemptive rights and no redemption, sinking fund or conversion provisions. The rights, preferences and privileges of the holders of New VWE Holdco common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that New VWE Holdco may designate in the future.

New VWE Holdco preferred stock

The New VWE Holdco Constating Documents will authorize the Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the TSX or Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by New VWE Holdco Shareholders.

The Board may determine, with respect to any series of preferred stock, the designation, powers, preferences and relative participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the number of shares of the series and the designation to distinguish the shares of such series from the shares of all other series;

•	the voting powers, if any, and whether such voting powers are full or limited in such series;

•	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

•	whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

•	the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, New VWE Holdco;

•

the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of New VWE Holdco or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

•	the right, if any, to subscribe for or to purchase any securities of New VWE Holdco or any other corporation or other entity;

•	the provisions, if any, of a sinking fund applicable to such series; and

•	any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof.

New VWE Holdco may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of New VWE Holdco common stock might believe to be in their best interests or in which the holders of New VWE Holdco common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of New VWE Holdco common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New VWE Holdco common stock.

New VWE Holdco Warrants

In connection with the Transaction, New VWE Holdco will become the successor to BCAC under the Warrant Agreement. Each New VWE Holdco Warrant will entitle the registered holder to purchase one share of New VWE Holdco common stock. The New VWE Holdco Warrants will become exercisable commencing 65 days after the Effective Date. The New VWE Holdco Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the Effective Date.

Once the New VWE Holdco Warrants become exercisable, New VWE Holdco may accelerate the expiry date of the outstanding New VWE Holdco Warrants (excluding any New VWE Holdco Warrants held by the Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by the Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the New VWE Holdco common stock on Nasdaq or the TSX equals or exceeds $18.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the New VWE Holdco Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a New VWE Holdco Warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the New VWE Holdco Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend, or New VWE Holdco’s recapitalization, reorganization, merger or consolidation. The New VWE Holdco Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

New VWE Holdco Warrants may be exercised only for a whole number of shares of New VWE Holdco common stock. No fractional shares will be issued upon exercise of the New VWE Holdco Warrants. If, upon exercise of the New VWE Holdco Warrants, a holder would be entitled to receive a fractional interest in a share, New VWE Holdco will, upon exercise, round down to the nearest whole number of shares to be issued to the warrant holder.

The New VWE Holdco warrant holders will not have the rights or privileges of holders of shares of New VWE Holdco common stock or any attendant voting rights until they exercise their warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the New VWE Holdco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by New VWE Holdco Shareholders. On the exercise of any New VWE Holdco Warrant, the warrant exercise price will be $11.50, subject to adjustments as described herein. At the election of the holder, the New VWE Holdco Warrants may be exercised through a cashless exercise.

The Warrant Agent will, on receipt of a written request of New VWE Holdco or holders of not less than 25% of the aggregate number of New VWE Holdco Warrants then outstanding, convene a meeting of holders of New VWE Holdco Warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Incline Village, Nevada or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of New VWE Holdco Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of New VWE Holdco Warrants then outstanding.

From time to time, New VWE Holdco and the Warrant Agent, without the consent of the holders of New VWE Holdco Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of New VWE Holdco Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of New VWE Holdco Warrants may only be made by an “extraordinary resolution”, which will be defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of New VWE Holdco Warrants by the affirmative vote of holders of New VWE Holdco Warrants representing not less than two-thirds of the aggregate number of the then outstanding New VWE Holdco Warrants represented at the meeting and voted on such resolution; or (ii) adopted by an instrument in writing signed by the holders of New VWE Holdco Warrants representing not less than two-thirds of the aggregate number of the then outstanding New VWE Holdco Warrants.

Annual Shareholder Meetings

New VWE Holdco’s bylaws will provide that annual meetings of shareholders will be held wholly or partially by means of remote communication or at such place, within or without the State of Nevada, at such date and time as may be determined by the Board, the Chief Executive Officer or the Chairman of the Board and as will be designated in the notice of such meeting.

Anti-Takeover Effects of Nevada Law and Provisions of New VWE Holdco’s Constating Documents

Certain provisions of Nevada law and New VWE Holdco’s Constating Documents could make the following more difficult:

•	acquisition of New VWE Holdco by means of a tender offer;

•	acquisition of New VWE Holdco by means of a proxy contest or otherwise; or

•	removal of New VWE Holdco’s incumbent officers and directors.

These provisions, summarized below, could have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of New VWE Holdco to first negotiate with the Board.

Filling Vacancies

The New VWE Holdco bylaws will provide that, subject to the articles of incorporation, the rights of holders of any series of preferred stock and the Investor Rights Agreement, vacancies and newly created directorships resulting from any increase in the number of directors or any vacancy on the Board may be filled by a majority of the directors then in office, even if less than a quorum, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and will qualify, and will not be filled by the stockholders; provided, that: (a) for so long as the Roney Representative has a right to nominate one or more Roney Nominees, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of any Roney Nominee, including the failure of any Roney Nominees to be elected, will be filled only by the Roney Representative; (b) for so long as Sponsor has a right to nominate one or more Sponsor Nominees pursuant to the Investor Rights Agreement, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of a Sponsor Nominee will be filled only by Sponsor; (c) for so long as the Roney Representative has the right to nominate one or more Roney Nominees, vacancies resulting from an increase in the number of directors will be filled so that Roney Nominees represent a simple majority of the Board; and (d) for so long as Sponsor has the right to nominate one or more Sponsor Nominees, vacancies resulting from an increase in the number of directors will be filled so that Sponsor Nominees hold all director positions less a simple majority of the Board. Any director elected to fill a vacancy not resulting from an increase in the number of directors will hold office for the remaining term of his or her predecessor.

Removal

The New VWE Holdco bylaws will provide that, subject to any provisions of applicable law and the articles of incorporation, any or all of the directors may be removed, until the Sunset Date, only for cause and, following the Sunset Date, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that (a) no Roney Nominee may be removed from office unless such removal is directed or approved by the Roney Representative pursuant to the Investor Rights Agreement so long as the Roney Representative is entitled to designate Roney Nominees and (b) no Sponsor Nominee may be removed from office unless such removal is directed or approved by Sponsor pursuant to the Investor Rights Agreement so long as Sponsor is entitled to designate Sponsor Nominees.

Requirements for Advance Notice of Shareholder Nominations and Proposals

New VWE Holdco’s bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder will need to comply with advance notice requirements and provide New VWE Holdco with certain information and the matter must constitute a proper matter for stockholder action. Generally, to be timely, a shareholder’s notice must be received at New VWE Holdco’s principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary the preceding year’s annual meeting. The bylaws will provide that the principal executive offices of New VWE Holdco shall be located at 937 Tahoe Boulevard, Incline Village, Nevada, unless and until they are located at such other place within or without the State of Nevada as the board of directors of New VWE Holdco may determine. New VWE Holdco’s bylaws will also specify requirements as to the form and content of a shareholder’s notice. New VWE Holdco’s bylaws will allow the board of directors or the chairman of any meeting of shareholders to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New VWE Holdco.

Special Meetings of the Shareholders

The New VWE Holdco bylaws will provide that, unless otherwise prescribed by law or the articles of incorporation, special meetings of shareholders of New VWE Holdco may be called only by the secretary of New VWE Holdco at the direction of the Board, by the chairman or the chief executive officer of New VWE Holdco. At any annual meeting or special meeting of shareholders, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the bylaws. New VWE Holdco’s bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

No Cumulative Voting

New VWE Holdco’s Constating Documents will not authorize cumulative voting.

Undesignated Preferred Stock

The authorization of undesignated preferred stock in the New VWE Holdco Constating Documents will make it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of New VWE Holdco.

Authorized but Unissued Capital Stock

Nevada law does not require shareholder approval for any issuance of authorized shares.

However, the TSX Manual and Nasdaq’s listing requirements, which would apply if and so long as New VWE Holdco common stock remains listed on the TSX and/or Nasdaq, require shareholder approval of certain issuances. In particular, Nasdaq rules would require shareholder approval for issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The Board may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of New VWE Holdco or the removal of New VWE Holdco management. Moreover, New VWE Holdco’s authorized but unissued shares of preferred stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New VWE Holdco by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New VWE Holdco’s management and possibly deprive the New VWE Holdco Shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Amendment of Articles of Incorporation or Bylaws

Until the Sunset Date, the amendment of any of the provisions of the articles of incorporation or bylaws of New VWE Holdco described above will require the affirmative vote of holders of at least two-thirds of the voting power of all the then-outstanding shares of New VWE Holdco capital stock entitled to vote generally in the election of directors, voting together as a single class. After the Sunset Date, the amendment of such provisions will require the affirmative vote of holders of a majority of the voting power of all the then-outstanding shares of New VWE Holdco capital stock entitled to vote generally in the election of directors, voting as a single class.

Acquisition of Control Shares

In addition, the NRS contains provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights. These laws will apply to New VWE Holdco as of a particular date if New VWE Holdco were to have 200 or more shareholders of record (at least 100 of whom have addresses in Nevada appearing on New VWE Holdco’s stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless the New VWE Holdco Constating Documents in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if the New VWE Holdco Constating Documents are not amended to provide that these provisions do not apply to New VWE Holdco or to an acquisition of a controlling interest, or if New VWE Holdco’s disinterested shareholders do not confer voting rights in the control shares.

Combinations with Interested Stockholders

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. A Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, then the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. New VWE Holdco will not make such an election in its original articles of incorporation.

Choice of Forum Provisions

The articles of incorporation of New VWE Holdco will provide that, unless New VWE Holdco consents in writing to the selection of an alternative forum, (a) the Second Judicial District Court, in and for the State of Nevada, located in Washoe County, Nevada, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of New VWE Holdco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of New VWE Holdco to New VWE Holdco or to its stockholders, or (iii) any action, suit or proceeding arising pursuant to any provision of the Nevada Revised Statutes Chapter 78 of the State of Nevada, as amended, or the bylaws or the articles of incorporation, and (b) subject to the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Such articles will further provide that, if any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Nevada (a “Foreign Action”) in the name of any stockholder, such stockholder will be deemed to have consented to (1) the personal jurisdiction of the state and federal courts in the State of Nevada in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (2) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Such articles will further provide that any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company will be deemed to have notice of and consented to these provisions of the articles. Nevertheless, such provisions of the articles will not apply to suits brought to enforce any liability or duty created by the United States Securities Act of 1933, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. The articles will provide that, unless New VWE Holdco consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933.

OMNIBUS INCENTIVE PLAN DESCRIPTION

2021 Omnibus Incentive Plan

In connection with the Transaction, the Board intends to adopt the Vintage Wine Estates, Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The following is a summary of certain terms and conditions of the Omnibus Incentive Plan. The following is a summary of certain terms and conditions of the Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan attached as an appendix to this prospectus. You are encouraged to read the full Omnibus Incentive Plan attached as Appendix F to this prospectus.

Administration

The Omnibus Incentive Plan will be administered by the Board or its Compensation Committee, or any other committee or subcommittee or one or more of its officers to whom authority has been delegated (collectively, the “Administrator”). The Administrator will have the authority to interpret the Omnibus Incentive Plan and award agreements entered into with respect to the Omnibus Incentive Plan; to make, change and rescind rules and regulations relating to the Omnibus Incentive Plan; to make changes to, or reconcile any inconsistency in, the Omnibus Incentive Plan or any award agreement covering an award; and to take any other actions needed to administer the Omnibus Incentive Plan.

Eligibility

The Administrator may designate any of the following as a participant under the Omnibus Incentive Plan: any officer or employee, or individuals engaged to become an officer or employee, of New VWE Holdco or its affiliates; and consultants of New VWE Holdco or its affiliates, and its directors, including its non-employee directors.

Types of Awards

The Omnibus Incentive Plan permits the Administrator to grant stock options, stock appreciation rights (“SARs”), performance shares, performance units, shares of common stock, restricted stock, restricted stock units (“RSUs”), cash incentive awards, dividend equivalent units, or any other type of award permitted under the Omnibus Incentive Plan. If the Omnibus Incentive Plan is approved, then the Administrator may grant any type of award to any participant it selects, but only employees of New VWE Holdco or its subsidiaries may receive grants of incentive stock options within the meaning of Section 422 of the Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing prohibition described below) in substitution for any other award (or any other award granted under another plan of New VWE Holdco or any affiliate, including the plan of an acquired entity).

Shares Reserved Under the Omnibus Incentive Plan

The Omnibus Incentive Plan provides that • shares of New VWE Holdco’s common stock are reserved for issuance under the Omnibus Incentive Plan, all of which may be issued pursuant to the exercise of incentive stock options. The number of shares reserved for issuance under the Omnibus Incentive Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, with respect to which such award is granted. However, if permitted by the rules of an applicable stock exchange, an award that may be settled solely in cash at the time of grant will not deplete the Omnibus Incentive Plan’s share reserve at the time the award is granted. If (a) an award expires, is canceled, or terminates without issuance of shares or is settled in cash, (b) the Administrator determines that the shares granted under an award will not be issuable because the conditions for issuance will not be satisfied, (c) shares are forfeited under an award, (d) an award is exercised on a cashless basis such that the number of shares issuable on exercise or settlement of an award is reduced by such amount of shares as have an aggregate fair market value equal to the exercise price of an option or as a result of the net settlement of a SAR or

(e) the number of shares issuable on exercise or settlement of an award is reduced by such amount of shares as have an aggregate fair market value equal to federal, state or local tax withholding obligations in order to satisfy such federal, state or local tax withholding obligations, then those shares are added back to the reserve and may again be used for new awards under the Omnibus Incentive Plan. However, shares added back to the reserve pursuant to clauses (d) or (e) in the preceding sentence may not be issued pursuant to incentive stock options.

Insider Participation Limits

The maximum number of shares issuable under the Omnibus Incentive Plan and any other security-based compensation arrangements to insiders at any time may not exceed in the aggregate 10% of the total shares outstanding. The maximum number of shares issued under the Omnibus Incentive Plan and any other security-based compensation arrangement to insiders within any one-year period may not exceed in the aggregate 10% of the total shares outstanding.

Options

The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of common stock may never be less than the fair market value of a share of common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant, except that if the expiration date of an option (other than an incentive stock option) would fall within an insider trading blackout period, the expiration date will automatically be extended to the date that is 10 Business Days after the date when the blackout period ends. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator, including with respect to the manner of payment of the exercise price of such stock options.

Stock Appreciation Rights

The Administrator may grant SARs, which represent the right of a participant to receive cash in an amount, or common stock with a fair market value, equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The Omnibus Incentive Plan provides that the Administrator will determine all terms and conditions of each SAR, including, among other things: (a) whether the SAR is granted independently of a stock option or relates to a stock option, (b) the grant price, which may never be less than the fair market value of New VWE Holdco common stock as determined on the date of grant, (c) a term that must be no later than 10 years after the date of grant, and (d) whether the SAR will settle in cash, common stock or a combination of the two.

Performance and Stock Awards

The Administrator may grant awards of shares of common stock, restricted stock, RSUs, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture or restrictions on transfer, which may lapse upon the achievement or partial achievement of performance goals (as described below) or upon the completion of a period of service. An RSU grants the participant the right to receive cash or shares of common stock the value of which is equal to the fair market value of one share of common stock, to the extent performance goals are achieved or upon the completion of a period of service. Performance shares give the participant the right to receive shares of common stock to the extent performance goals are achieved. Performance units give the participant the right to receive cash or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The Administrator will determine all terms and conditions of the awards including (a) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (b) the length of the vesting or performance period and, if different, the date that payment of the benefit will be made, (c) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (d) with respect to performance shares, performance units, and RSUs, whether the awards will settle in cash, in shares of common stock (including restricted stock), or in a combination of the two.

Cash Incentive Awards

The Administrator may grant cash incentive awards. An incentive award is the right to receive a cash payment to the extent one or more performance goals are achieved. The Administrator will determine all terms and conditions of a cash incentive award, including, but not limited to, the performance goals (described below), the performance period, the potential amount payable, and the timing of payment. While the Omnibus Incentive Plan permits cash incentive awards to be granted under the Omnibus Incentive Plan, New VWE Holdco may also make cash incentive awards outside of the Omnibus Incentive Plan.

Performance Goals

For purposes of the Omnibus Incentive Plan, the Administrator may establish objective or subjective performance goals which may apply to any performance award. Such performance goals may include, but are not limited to, one or more of the following measures with respect to New VWE Holdco or any one or more of its subsidiaries, affiliates, or other business units: net sales; cost of sales; gross income; gross revenue; revenue; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and exception items; income from continuing operations; net income; earnings per share; diluted earnings per share; total stockholder return; fair market value of a share of common stock; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; return on stockholder equity; return on invested capital; return on average total capital employed; return on net capital employed; return on assets; return on net assets employed before interest and taxes; operating working capital; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); average inventories (calculated by taking the average of inventories at the end of each month); economic value added; succession planning; manufacturing return on assets; manufacturing margin; and customer satisfaction. Performance goals may also relate to a participant’s individual performance. The Administrator reserves the right to adjust any performance goals or modify the manner of measuring or evaluating a performance goal.

Dividend Equivalent Units

The Administrator may grant dividend equivalent units. A dividend equivalent unit gives the participant the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that New VWE Holdco pays with respect to a share of common stock. The Administrator determines all terms and conditions of a dividend equivalent unit award, except that dividend equivalent units may not be granted in connection with a stock option or SAR, and dividend equivalent unit awards granted in connection with another award cannot provide for payment until the date such award vests or is earned, as applicable.

Other Stock-Based Awards

The Administrator may grant to any participant shares of unrestricted stock as a replacement for other compensation to which such participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right or as a bonus.

Transferability

Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless the Administrator allows a participant to (a) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death, (b) transfer an award to a former spouse as required by a domestic relations order incident to a divorce, or (c) transfer an award without receiving any consideration.

Adjustments

If (a) New VWE Holdco is involved in a merger, amalgamation or other transaction in which shares of common stock are changed or exchanged; (b) New VWE Holdco subdivides or combines shares of common stock or declare a dividend payable in shares of common stock, other securities (other than stock purchase rights issued pursuant to a stockholder rights agreement) or other property (including a spin-off transaction); (c) New VWE Holdco effects a special or extraordinary distribution (other than distributions or cash dividends in the ordinary course) of New VWE Holdco’s assets to shareholders; (d) New VWE Holdco is involved in a transaction that New VWE Holdco characterizes publicly as a recapitalization or reorganization involving its shares; or (e) any other event occurs that in the Administrator’s judgment requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the Omnibus Incentive Plan, then the Administrator will, in a manner it deems equitable, adjust any or all of (1) the number and type of shares subject to the Omnibus Incentive Plan and which may, after the event, be made the subject of awards; (2) the number and type of shares of common stock subject to outstanding awards; (3) the grant, purchase, or exercise price with respect to any award; and (4) the performance goals of an award. In any such case, the Administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award, subject to the terms of the Omnibus Incentive Plan.

The Administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, authorize the issuance or assumption of awards upon terms and conditions deemed appropriate without affecting the number of shares of common stock otherwise reserved or available under the Omnibus Incentive Plan.

Change of Control

Upon a change of control (as defined in the Omnibus Incentive Plan), except to the extent otherwise provided in an award agreement or by the Administrator prior to the change of control, awards will become fully vested and exercisable if more than 80% of the outstanding New VWE Holdco shares of common stock sold in the change of control are sold for cash consideration. If fewer than 80% of the outstanding New VWE Holdco shares of common stock sold in the change of control are sold for cash consideration, then only half of each award holder’s unvested awards will become fully vested and exercisable in the change of control transaction and the rest of the awards will be adjusted appropriately in the change of control to retain their existing value and will remain subject to their existing vesting schedule following the change of control.

Term of Plan

Unless earlier terminated by New VWE Holdco’s board of directors, the Omnibus Incentive Plan will terminate on, and no further awards may be granted, after the 10th anniversary of its effective date.

Termination and Amendment of Plan

New VWE Holdco’s board of directors or the Administrator may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan at any time, subject to the following limitations:

•

The board of directors must approve any amendment to the Omnibus Incentive Plan if it is determined such approval is required by prior action of the board of directors, applicable corporate law, or any other applicable law;

•

Stockholders must approve any amendment to the Omnibus Incentive Plan to the extent it is determined that such approval is required by Section 16 of the U.S. Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which the shares are then traded, or any other applicable law;

•	Stockholders must approve any amendment to the Omnibus Incentive Plan that would diminish the protections afforded by the participant award limits or repricing and backdating prohibitions; and

•

Stockholders must approve any amendment to the maximum number of shares reserved, except as permitted by the adjustment provisions of the Omnibus Incentive Plan or a change from a fixed maximum number of shares to a fixed maximum percentage of shares; any amendments to remove or increase the insider participation limits; any amendment to extend the term of an award held by an insider beyond the original expiry date, except as otherwise specified in the Omnibus Incentive Plan; any amendments to the transferability or assignability of an award pursuant to the relevant Omnibus Incentive Plan provisions; subject to the applicable provisions of the Omnibus Incentive Plan, any amendment that would reduce the exercise price of an option; and amendments to the foregoing amendment provisions.

•

However, subject to the applicable provisions of the Omnibus Incentive Plan, the board of directors may make certain other types of changes or amendments to the Omnibus Incentive Plan or any award or agreement that are expressly listed in the Omnibus Incentive Plan without seeking stockholder approval, such as amendments of a “housekeeping” or administrative nature; amendments necessary to comply with applicable laws or regulations; amendments necessary to comply with or to qualify for favorable treatment under applicable tax laws or regulations; amendments to, or waivers of, vesting provisions or other conditions; amendments to the termination or early termination provisions of any award that does not entail an extension beyond the original expiry date of that award; amendments to change any restrictions on the entitlement to or eligibility for awards; amendments or changes to the process by which any participant is entitled to exercise any award, including to the form of notice of exercise of any award, and the place where those notices are to be delivered; and amendments necessary to suspend or terminate the Omnibus Incentive Plan or any award agreement or award.

Amendment, Modification, Cancellation and Disgorgement of Awards

Subject to the requirements of the Omnibus Incentive Plan, the Administrator may modify or amend any award or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify, or cancel any terms and conditions applicable to any award, in each case, by mutual agreement of the Administrator and the participant or any other person that may have an interest in the award, so long as any such action does not increase the number of shares of common stock issuable under the Omnibus Incentive Plan.

New VWE Holdco does not need to obtain participant (or other interested party) consent for any such action (a) that is permitted pursuant to the adjustment provisions of the Omnibus Incentive Plan; (b) to the extent it deems the action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which New VWE Holdco common stock is then traded; (c) to the extent it deems the action is necessary to preserve favorable accounting or tax treatment of any award for us; or (d) to the extent it determines that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person as may then have an interest in the award.

The Administrator can cause a participant to forfeit any award, and require the participant to disgorge any gains attributable to the award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination, or a breach of a material company policy, any award agreement or any other agreement between the participant and New VWE Holdco or one of its affiliates concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations.

Any awards granted under the Omnibus Incentive Plan, and any shares of common stock issued or cash paid under an award, will be subject to any recoupment or clawback policy that New VWE Holdco adopts, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to New VWE Holdco.

Repricing and Backdating Prohibited

Except for the adjustments provided for in the Omnibus Incentive Plan, neither the Administrator nor any other person may amend the terms of outstanding stock options or SARs to reduce their exercise or grant price, cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise or grant price that is less than the exercise or grant price of the awards being cancelled, or cancel outstanding stock options or SARs with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the Administrator may not grant a stock option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such award.

RIGHTS TO PURCHASE SECURITIES

BCAC Warrants

In connection with the Transaction, New VWE Holdco will become the successor to BCAC under the Warrant Agreement.

30,000,000 BCAC Warrants are outstanding as of the date of this prospectus; however, the Sponsor has agreed pursuant to the Transaction Agreement to surrender to BCAC 4,000,000 BCAC Founder’s Warrants. In connection with the Transaction, each BCAC Warrant, other than the BCAC Founder’s Warrants surrendered by the Sponsor to BCAC for cancellation pursuant to the Transaction Agreement, will continue and remain outstanding as a New VWE Holdco Warrant and shall thereafter entitle the holder to acquire, for payment of the exercise price, one share of New VWE Holdco common stock. See “Description of Securities–New VWE Holdco Warrants”.

Each BCAC Warrant represents a share purchase warrant to acquire a Class A Restricted Voting Share following 65 days after the Effective Date (which, at such time, will represent a share purchase warrant to acquire a share of New VWE Holdco common stock), at an exercise price of U.S.$11.50 per share. At the election of the holder, the BCAC Warrants may be exercised through a cashless exercise.

The BCAC Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of the qualifying acquisition of BCAC (which is expected to consist of the Transaction) or may expire earlier upon BCAC’s winding-up or if the expiry date is accelerated.

Once the BCAC Warrants become exercisable, pursuant to the terms of the Warrant Agreement, BCAC may accelerate the expiry date of the outstanding BCAC Warrants (excluding the BCAC Founder’s Warrants but only to the extent still held by the Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by the Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice if, and only if, the closing price of the New VWE Holdco common stock equals or exceeds U.S.$18.00 per share of New VWE Holdco common stock (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the BCAC Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a BCAC Warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the BCAC Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend, or BCAC’s recapitalization, reorganization, merger or consolidation. The BCAC Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

BCAC Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the BCAC Warrants. If, upon exercise of the BCAC Warrants, a holder would be entitled to receive a fractional interest in a share, it will, upon exercise, be rounded down to the nearest whole number of shares to be issued to the BCAC Warrant holder.

In no event would the BCAC Warrants be entitled to escrow account proceeds. The BCAC Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their BCAC Warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the BCAC Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders. On the exercise of any BCAC Warrant, the BCAC Warrant exercise price will be U.S.$11.50, subject to adjustments as described herein.

The Warrant Agent shall, on receipt of a written request of BCAC or holders of not less than 25% of the aggregate number of BCAC Warrants then outstanding, convene a meeting of holders of BCAC Warrants upon at least 21 calendar days’ written notice to holders of BCAC Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of BCAC Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of BCAC Warrants then outstanding.

From time to time, BCAC and the Warrant Agent, without the consent of the holders of BCAC Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of BCAC Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of BCAC Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of BCAC Warrants by the affirmative vote of holders of BCAC Warrants representing not less than two-thirds of the aggregate number of the then outstanding BCAC Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of BCAC Warrants representing not less than two-thirds of the aggregate number of the then outstanding BCAC Warrants.

Options

After Closing, the following New VWE Holdco executive officers are expected to receive grants to purchase additional shares of New VWE Holdco common stock. The terms of such grants have not yet been determined.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the anticipated number of securities of New VWE Holdco that will be subject to a contractual restriction on transfer upon the completion of the Transaction. New VWE Holdco has received Lock-Up Agreements (as defined below) from the Sponsor as well as the former equity holders of VWE. To the knowledge of BCAC and VWE, no other securities of New VWE Holdco will be held in escrow or will be subject to contractual restrictions on transfer.

Designation of Class	Number of Securities Subject to Contractual Restriction	Percentage of Class
New VWE Holdco common stock	•	•%(1)

Notes:

(1)

Assumes no redemption of Class A Restricted Voting Shares or exercise of BCAC Dissent Rights. Assuming a • % redemption level of Class A Restricted Voting Shares, the percentage of New VWE Holdco common stock that would be subject to contractual restrictions on transfer would be approximately • %.

Lock-Up Agreements

In connection with, and as a condition to the consummation of, the Transaction, the Transaction Agreement provides that New VWE Holdco, the Sponsor, the VWE Investors (including principally the Rudd Investors, the Roney Investors and the Sebastiani Investors), Wasatch, certain other VWE shareholders and Patrick Roney, as representative of the Roney Investors, will enter into the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, the VWE shareholders party thereto (other than Wasatch) will agree to certain resale restrictions, also known as a “lock-up” agreement. For more details, see “Corporate Structure—Other Agreements—Investor Rights Agreement—Resale Restrictions.

Support Agreements

Founder Support Agreement

In connection with the execution of the Transaction Agreement, the Sponsor, in its capacity as a shareholder of BCAC, entered into a support agreement (the “Founder Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote in favour of the Transaction (including the Continuance). See “Corporate Structure—Other Agreements—Founder Support Agreement”.

VWE Support Agreement

In connection with the execution of the Transaction Agreement, certain VWE shareholders entered into a voting and support agreement (the “VWE Support Agreement”), pursuant to which such VWE shareholders agreed, among other things, to vote in favour of the Transaction Agreement, the Merger and the other transactions. Accordingly, it is anticipated that VWE shareholders will approve the Transaction Agreement and the Merger. See “Corporate Structure—Other Agreements—VWE Support Agreement”.

BCAC Founder’s Shares

On the closing of the IPO, the Sponsor entered into the Exchange Agreement and Undertaking with the underwriters for the IPO (the “Underwriters”) pursuant to which it agreed not to transfer any of the BCAC Founder’s Shares or the BCAC Founder’s Warrants until after the closing of BCAC’s qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the TSX.

Pursuant to the Transaction Agreement, upon closing of the Transaction the Sponsor will surrender to BCAC 3,000,000 BCAC Founder’s Shares and 4,000,000 BCAC Founder’s Warrants, on the terms and subject to the conditions contained therein.

PRIOR SALES

BCAC has not issued any shares or securities convertible into shares during the 12-month period before the date of this prospectus.

The Class A Restricted Voting Shares are listed on the TSX and trade under the symbol “BC.U”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Class A Restricted Voting Shares on the TSX:

Period	High ($)		Low ($)		Volume
March 2020	U.S.$	9.83	U.S.$	9.10	1,489,600
April 2020	U.S.$	9.71	U.S.$	9.43	71,350
May 2020	U.S.$	9.85	U.S.$	9.68	466,600
June 2020	U.S.$	10.00	U.S.$	9.71	946,140
July 2020	U.S.$	9.90	U.S.$	8.32	2,088,801
August 2020	U.S.$	9.99	U.S.$	9.72	822,800
September 2020	U.S.$	9.97	U.S.$	9.78	64,800
October 2020	U.S.$	9.99	U.S.$	9.79	288,566
November 2020	U.S.$	9.99	U.S.$	9.80	283,449
December 2020	U.S.$	10.30	U.S.$	9.85	2,256,629
January 2021	U.S.$	11.75	U.S.$	9.98	1,549,332
February 2021	U.S.$	10.61	U.S.$	9.94	4,033,527
March 1-11, 2021	U.S.$	10.09	U.S.$	9.64	376,758

The BCAC Warrants are listed on the TSX and trade under the symbol “BC.WT.U”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the BCAC Warrants on the TSX:

Period	High ($)		Low ($)		Volume
March 2020	U.S.$	0.86	U.S.$	0.30	213,393
April 2020	U.S.$	0.45	U.S.$	0.30	76,512
May 2020	U.S.$	0.42	U.S.$	0.26	206,505
June 2020	U.S.$	0.53	U.S.$	0.34	793,700
July 2020	U.S.$	1.00	U.S.$	0.60	172,500
August 2020	U.S.$	0.84	U.S.$	0.77	49,567
September 2020	U.S.$	0.79	U.S.$	0.50	255,500
October 2020	U.S.$	0.61	U.S.$	0.52	81,000
November 2020	U.S.$	0.79	U.S.$	0.63	6,500
December 2020	U.S.$	1.64	U.S.$	0.70	1,221,350
January 2021	U.S.$	1.75	U.S.$	1.15	521,224
February 2021	U.S.$	1.95	U.S.$	1.15	1,481,374
March 1-11, 2021	U.S.$	1.27	U.S.$	0.95	423,351

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth pro forma information regarding the beneficial ownership of New VWE Holdco common stock immediately after the consummation of the Transaction for:

•	each person who is expected to be the beneficial owner of more than five percent of New VWE Holdco common stock;

•	each individual expected to serve as an executive officer or director of New VWE Holdco; and

•	all of the expected executive officers and directors of New VWE Holdco as a group.

Immediately after the consummation of the Transaction, New VWE Holdco is expected to have • shares of New VWE Holdco common stock outstanding, assuming no redemptions, or • shares of New VWE Holdco common stock outstanding, assuming 75% redemptions. In addition, the number of shares and the percentages of beneficial ownership below:

•	assumes that no dissent rights are exercised in connection with the Transaction;

•

gives effect to the issuance of • shares of VWE stock in connection with the Kunde acquisition, which acquisition is expected to be completed prior to the consummation of the Transaction and which shares will subsequently be converted into shares of New VWE Holdco common stock at the Effective Time of the Merger; and

•

does not give effect to (i) the issuance of any Earnout Shares, (ii) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the Investor Rights Agreement to the extent any portion of the PPP Note has not been forgiven prior to the earlier of (A) the date that is 18 months after the closing of the Merger, or (B) VWE’s receipt of notice from the applicable lender or applicable governmental entity that any or all of the PPP Note will not be forgiven, or (iii) the exercise or ownership of any New VWE Holdco warrants, as such warrants will not be exercisable within 60 days of the consummation of the Transaction.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security, or has the right to acquire such powers within 60 days.

Unless otherwise noted, the business address of each of the following entities or individuals is c/o Vintage Wine Estates, Inc., 937 Tahoe Boulevard, Incline Village, NV 89451.

	Assuming No Redemptions			Assuming 75% Redemptions
Name	Shares	Percent		Shares	Percent
Executive Officers and Directors of New VWE Holdco:
Patrick Roney		•	%		•	%
Terry Wheatley		•	%		•	%
Kathy DeVillers		•	%		•	%
Jeff Nicholson		•	%		•	%
Paul Walsh	—		—	—		—
Mark Harms(1)		•	%		•	%
Robert Berner(1)		•	%		•	%
Candice Koederitz	—		—	—		—
Jon Moramarco	—		—	—		—
Timothy Proctor	—		—	—		—
Lisa Schnorr	—		—	—		—
Jonathan Sebastiani
All executive officers and directors of New VWE Holdco as a group (12 persons)(1)			%			%
Five Percent or More Holders:
Bespoke Sponsor Capital LP(1)		•	%		•	%
•		•	%		•	%
•		•	%		•	%
•		•	%		•	%

(1)

Bespoke Sponsor Capital LP (referred to herein as the Sponsor) is the record holder of the reported shares. Bespoke Capital Partners, LLC (referred to herein as Bespoke) is the general partner of the Sponsor. Mr. Harms and Mr. Berner are also the joint managing partners of Bespoke. As such, Mr. Harms and Mr. Berner share voting and investment power with respect to the shares held directly by the Sponsor. Mr. Harms and Mr. Berner disclaim beneficial ownership of such shares held directly by the Sponsor, except to the extent of his respective pecuniary interest therein.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with New VWE Holdco of the persons who are expected to serve as directors and executive officers of New VWE Holdco after giving effect to the Transaction are set out below. Each of the proposed members of the Board is expected to be formally appointed to the Board as at the Effective Time.

Directors

Name and Province/State and Country of Residence	Present Principal Occupation(1)
Patrick Roney(2)(4) Santa Rosa, California, U.S.A	Chief Executive Officer, VWE
Paul Walsh(3)(5)* West Sussex, United Kingdom	Executive Chairman, McLaren Group
Robert Berner(3)(6)* Greenwich, Connecticut, U.S.A	Chief Investment Officer & Joint Managing Partner, Bespoke
Mark Harms(3)(7) Wellington, Florida, U.S.A	Chief Executive Officer & Joint Managing Partner, Bespoke
Candice Koederitz(2)(7) Houston, Texas, U.S.A	Consultant
Jon Moramarco (2)(7) Broomfield, Colorado, U.S.A	Managing Partner, BW166 LLC
Timothy Proctor(3)(6) Durham, North Carolina, U.S.A	Corporate Director
Lisa Schnorr(2)(7)* Heuvelton, New York, U.S.A	Project Lead (Digital Enablement), Constellation Brands
Jonathan Sebastiani(2)(5) Sonoma, California, U.S.A	Chief Executive Officer, Sonoma Brands

Notes:

(1)	Each of the persons has held these positions for five years other than as described below.
(2)	These individuals are Roney Nominees, as defined and explained under the heading “Corporate Governance—Controlled Company Exemption.”
(3)	These individuals are Sponsor Nominees, as defined and explained under the heading “Corporate Governance—Controlled Company Exemption.”
(4)

Member of the Nominating and Governance Committee if New VWE Holdco qualifies as a controlled company upon consummation of the Transaction, as explained below “Corporate Governance—Controlled Company Exemption.”

(5)	Member of the Nominating and Governance Committee.
(6)	Member of the Compensation Committee.
(7)	Member of the Audit Committee.
*	Indicates committee chair.

The proposed directors of New VWE Holdco set forth above that are not current directors of BCAC will not become directors of New VWE Holdco until the completion of the Transaction and they will not be subject to liability as directors of BCAC for any misrepresentation in this prospectus.

Executive Officers

Name and Residence	Proposed Position with New VWE Holdco	Present Principal Occupation(1)
Patrick Roney Santa Rosa, California, U.S.A	Chief Executive Officer and Director	Chief Executive Officer, VWE
Terry Wheatley Napa, California, U.S.A	President	President, VWE
Kathy DeVillers Santa Rosa, California, U.S.A	Chief Financial Officer	Chief Financial Officer, VWE
Jeff Nicholson Davis, California, U.S.A	Chief Operating Officer	Chief Operating Officer, VWE

Notes:

(1)	Each of the persons has held these positions for five years other than as described below.

Biographies

The following are brief profiles of the proposed directors and executive officers of New VWE Holdco, including a description of each individual’s principal occupation within the past five years or more, as applicable.

Paul Walsh, Chairman of the Board and Director

Mr. Walsh brings with him a wealth of experience as Chief Executive Officer of a large multinational branded consumer products corporation operating in highly regulated markets. Mr. Walsh previously served as the Lead Operating Partner of Bespoke from August 2016 to June 2020. Mr. Walsh was the Chief Executive Officer of Diageo, the world’s largest spirits company, from 2000 to 2013. Prior to that, Mr. Walsh was the Chairman and President of The Pillsbury Company from 1996 to 1999. Under Mr. Walsh’s leadership, Diageo was transformed from a multi-national conglomerate into a focused global market leading spirits business via a combination of organic growth and significant acquisitions. Mr. Walsh and his management team created over $80 billion of shareholder value while in leadership at Diageo. Mr. Walsh brings with him substantial corporate leadership experience, knowledge of consumer-centric companies, international operations expertise, and experience with regulated industries. He has also held executive-level finance positions, including as Chief Financial Officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand development and marketing strategies, which brings added perspective to our Board. Notable successes include the creation of the Johnnie Walker family of Scotch Whiskey brands. He also currently serves as Executive Chairman of McLaren Group and as Chairman of Compass Group PLC. He is a non-executive director of McDonald’s Corporation and FedEx Corporation.

Robert L. Berner III, Director

Mr. Berner is a founder of, and has been Joint Managing Partner, Chief Investment Officer of, Bespoke and Chairman of Bespoke’s Investment Committee. He has been active in the private equity industry for over 30 years. Mr. Berner has sat on numerous boards and is currently Chairman of Johnnie-O LLC (men’s lifestyle brand). Mr. Berner also was a principal investor in, and Chairman of Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States, which was recently sold very successfully to Bunzl Plc. Mr. Berner was previously a Partner at CVC, a global private equity firm with over $50 billion of assets under management and assisted in the opening and development of the firm’s U.S. efforts, including serving as Chairman of CVC US. Prior to CVC, he served as a Managing Director at Ripplewood Holdings and was a member of the firm’s Investment Committee. Prior thereto, Mr. Berner was a Partner and member of the Investment Committee of Charterhouse International. Mr. Berner began his career in the investment banking division of Morgan Stanley where he was a Principal in the mergers and acquisitions department. Mr. Berner also serves on the board of one of Bespoke’s portfolio companies, Vinventions LLC. In addition, Mr. Berner has acted as a non-executive director on the boards of numerous private equity portfolio companies during his private equity career and has sat on the board of several charitable and not for profit organizations. Mr. Berner has an MBA from Northwestern University and a BBA in Finance from the University of Notre Dame.

Mark W.B. Harms, Director

Mr. Harms is the Chief Executive Officer, one of the directors and a founder and Joint Managing Partner of Bespoke. Prior to Bespoke, Mr. Harms founded GLP in 2004, where he is the Chairman and Chief Executive Officer. GLP has advised on over $60 billion of transactions to date, deploying over $500 million of capital into a number of investments and developed an industry leading operating executive network with 75+ members. Mr. Harms has completed over 130 advisory and principal transactions in North and South America, Europe and Australia. Mr. Harms has extensive experience with regard to leveraged debt, mezzanine and equity financing techniques in Europe and the U.S. with over $100 billion in completed transactions. Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Mr. Harms built within Consumer Growth Group strong industry verticals in branded consumer products and services, gaming, health and fitness, specialty retail and travel and tourism. Mr. Harms currently sits on the board of Bespoke’s portfolio companies, World Fitness Services and Vinventions LLC. Mr. Harms was a non-executive director of 24 Hour Fitness, a Bespoke portfolio company, from 2014 to 2020. Mr. Harms was a Vice Chairman of the World Travel & Tourism Council from 2009 to 2014 and is a member and on the board of the International Association of Gaming Advisors. He was also a non-executive director on a number of other charitable, educational and non for profit boards. Mr. Harms has an MBA from the University of Chicago and a BA from the University of Michigan.

Candice Koederitz, Director

Ms. Koederitz brings capital markets, due diligence, financial market product development, international and risk management experience, which she gained as a Managing Director at Morgan Stanley where she spent over 30 years. At Morgan Stanley, Ms. Koederitz worked with companies and governments globally to raise over $30 billion in capital. Ms. Koederitz held various senior management roles, including head of Capital, head of Regulatory Implementation, Chief Executive Officer of Morgan Stanley Asia (S) Ltd in Singapore and head of Capital Markets Execution. She co-chaired the Capital Commitment Committee, Equity Underwriting Committees, Americas Franchise Committee and was a member of the Firm and Securities Risk Committees. Ms. Koederitz is currently an independent, non-executive director of ICE Benchmark Administration Ltd, a financial benchmark administrator, and of Scotia Holdings (US) Inc., whose parent company is The Bank of Nova Scotia, and is active in several non-profit organizations. She served as a director of BCAC from July 8, 2019 to November 30, 2019. Ms. Koederitz has an M.B.A. degree from Harvard Business School and a B.S. degree in Civil Engineering from the University of Texas at Austin. She is qualified to serve on the New VWE Holdco board of directors because of her financial acumen and executive skills, as well as her knowledge of VWE gained from assistance given to BCAC in connection with the Transaction.

Jon Moramarco, Director

Mr. Moramarco has nearly 40 years of uninterrupted involvement in the wine industry. Since 2009, he has been Managing Partner of BW166 LLC, a consultancy to the beverage alcohol industry and provider of beverage alcohol industry data. Industry reports published by BW166 LLC include the bw166 Total Beverage Alcohol Overview and The Gomberg & Frederiksen Report. From 2010 to 2014, Mr. Moramarco was President and Chief Executive Officer of Winebow Inc., a significant importer of table wines into the U.S. market and a wholesaler of fine wines and craft spirits. From 1999 to 2009, was an executive with Constellation Brands, holding positions such as President and Chief Executive Officer of Canandaigua Wine Co. (1999-2003), President and Chief Executive Officer of Icon Estates (2003-2005), President and Chief Executive Officer of Constellation Europe (2007-2007) and Chief Executive Officer of Constellation International (2007-2009). In his final role at Constellation Brands leading to his recruitment to Winebow Inc., he served on the Executive Management Committee of the parent company and participated in all board meetings. From 1982 to 1999, Mr. Moramarco held a series of positions with Allied Domecq and its predecessor companies. He holds a B.S. degree in Agricultural Science & Management from the University of California at Davis and a certificate in Organizational Change from Stanford Business School. Mr. Moramarco’s professional affiliations include the Executive Leadership Board for Viticulture and Enology of the

University of California at Davis and former board positions with the Wine Institute of California, the American Vintners Association and the Wine Market Council. He is qualified to serve on the New VWE Holdco board of directors because of his deep understanding of the wine industry and his financial and managerial skills relating directly to the industry.

Timothy Proctor, Director

Mr. Proctor has 38 years of experience in the practice of law, primarily in the highly regulated industries of pharmaceuticals and drinks. After five years at Union Carbide Corporation, Mr. Proctor spent 13 years at Merck supporting pharmaceutical marketing and research activities worldwide. At Glaxo (now GlaxoSmithKline) Mr. Proctor was U.S. general counsel with responsibility for the full range of legal activities in support of marketing, manufacturing, and research, including intellectual property, as well as corporate compliance. He moved with Glaxo to the head office in London to be global head of human resources, and while in London joined Diageo plc as global general counsel. His thirteen years at Diageo involved managing a worldwide team of lawyers in support of a number of marketing, M&A, regulatory, and compliance challenges, during a period of strong growth for the company. Mr. Proctor’s previous board service included the Northwestern Mutual, Wachovia Bank and Allergan, Inc. Mr. Proctor has MBA and JD degrees from the University of Chicago, earned in a joint program.

Lisa Schnorr, Director

Ms. Schnorr will retire effective May 7, 2021 from Constellation Brands (NYSE: STZ), a Fortune 500 company and a leading international producer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand and Italy. Ms. Schnorr joined Constellation Brands in 2004 and earned promotion through a series of positions with increasing responsibility, including Vice President of Compensation and HRIS (2011-2013), Senior Vice President of Total Rewards (2014-2015), Corporate Controller (2015-2017) and Chief Financial Officer of the Wine & Spirits Division (2017-2019). Before joining Constellation Brands, Ms. Schnorr held financial and accounting positions at various public and private companies and she began her career in 1987 at PricewaterhouseCoopers (formerly Price Waterhouse), all in Rochester, New York. Since 2014, Ms. Schnorr has been a member of the board of directors of Graham Corporation (NYSE: GHM), where she serves as an audit committee member and Compensation Committee chair. She holds a B.S. degree in Accounting from the State University of New York at Oswego. Ms. Schnorr’s experience in VWE’s industry is a valuable contribution to the New VWE Holdco board of directors, as is her experience in strategic planning, audit, financial planning and analysis, capital allocation, public company corporate governance and risk management, among other functions and roles.

Jonathan Sebastiani, Director

Mr. Sebastiani founded Sonoma Brands in January 2016 to invest in high-growth, emerging consumer brands and selectively incubate new concepts. He currently leads all aspects of Sonoma Brand’s investment strategy and portfolio company management. Prior to founding Sonoma Brands, Mr. Sebastiani was the Founder and Chief Executive Officer of KRAVE Pure Foods, acquired by The Hershey Company in 2015. Prior to KRAVE, he was the President of Viansa Winery. Mr. Sebastiani holds a B.S. degree from Santa Clara University and a dual M.B.A. degree from the Haas School of Business, University of California at Berkeley, and Columbia Business School. Mr. Sebastiani is qualified to serve in that capacity because of his success as an entrepreneur and investor with respect to consumer products companies, particularly in the wine industry.

Patrick Roney, Chief Executive Officer and Director

Mr. Roney has served as the Chief Executive Officer of VWE since its inception, having co-founded VWE in 2007 with the late Leslie Rudd. Mr. Roney has spent his 30-plus year career in the wine, spirits, and food industries, beginning with his first job as a young sommelier at the legendary Pump Room in Chicago. He has been hands-on in every aspect of the wine and spirits business—from production to sales and marketing, to finance and senior management, at some of the industry’s most important brands, including Seagram’s, Chateau St. Jean, Dean & Deluca and the Kunde Family Winery. Mr. Roney’s idea to bring fine wine brand Girard together with a direct-to-consumer brand Windsor Vineyards, to form Vintage Wine Estates, illustrates his ability to accurately forecast market trends and consumer behaviors. Mr. Roney models an entrepreneurial spirit and is dedicated to preserving the heritage of iconic wine brands while maintaining focus on the customer and innovative ideas. He holds a B.S. degree from Northwestern University and an M.B.A. degree from Southern Illinois University. He is undoubtedly well-qualified to serve as a director because of his manifold roles in operations, finance, sales and marketing throughout his career in food and beverage companies, including leadership of VWE from its very beginning.

Terry Wheatley, President

Mrs. Wheatley has served as the President of VWE since 2018, overseeing all commerce channels and marketing for VWE, having joined VWE in 2014 when Canopy Management was acquired by VWE. Mrs. Wheatley began her 30-plus year career in the wine and spirits industry at E.&J. Gallo. After 17 years at Gallo, Ms. Wheatley took over sales and marketing positions at Sutter Home/Trinchero Family Estate, ultimately becoming the Senior Vice President of Marketing. In 2008, Mrs. Wheatley founded her own wine brand creation, sales and marketing company, Canopy Management, leveraging her long-term relationships with the wine industry’s top buyers to bring a portfolio of innovative wine brands to market. Mrs. Wheatley has also served as Chairwoman of CannaCraft, a large-scale cannabis manufacturer, since December 2019.

Kathy DeVillers, Chief Financial Officer

Ms. DeVillers has been VWE’s Chief Financial Officer since August 2018. From January 2014 until joining VWE, Ms. DeVillers served as Chief Financial Officer at C. Mondavi Family and before then, held finance positions at other wine businesses, including Allied Domecq, The Vincraft Group and Ascentia Wine Estates, LLC. Ms. DeVillers also collaborates on acquisition strategy and implementation and oversees the Finance, Accounting and Human Resources departments of VWE. She holds a B.S. degree from California Polytechnic State University at San Luis Obispo.

Jeff Nicholson, Chief Operating Officer

Mr. Nicholson has served as Chief Operating Officer of VWE since January 1, 2019. He has spent more than 30 years in food industry leadership. Beginning in 2017 until joining VWE, Mr. Nicholson held the position of Operating Partner at AGR Partners, a food and agriculture investment firm that made a minority investment in VWE in 2018. Before joining AGR in 2017, Mr. Nicholson was an entrepreneur in the food and agriculture space, founding and operating companies focused on maximizing value chain efficiencies. For the years 2015 and 2016, Mr. Nicholson managed personal agricultural investments and served as an Advisory Board Member for BrightPet, a pet food manufacturing portfolio company owned by the private equity firm Graham Partners. Mr. Nicholson’s expertise in logistics, procurement and distribution are well suited to the complex needs of the wine and spirits industry. Mr. Nicholson oversees all of VWE’s operations, including winemaking, production, warehouses, information technology, supply chain and purchasing. He has a B.A. degree from Oregon State University.

Other Reporting Issuer Experience

The following table sets out the proposed directors of New VWE Holdco that are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction, other than BCAC, as of the date hereof:

Name	Name of Reporting Issuer
Peter Caldini	Acreage Holdings
Ian Starkey	Staffline Group PLC
Paul Walsh	McDonalds Corporation, FedEx Corporation, UPL Corporation Ltd.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of BCAC, other than as set forth below, no proposed nominee for election as a director or proposed executive officer of New VWE Holdco has been, at the date of the prospectus or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Rob Berner and Mark Harms served as directors of 24 Hour Fitness Worldwide, Inc. (“24 Hour Fitness”) from May 2014 to December 2020. 24 Hour Fitness filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on June 15, 2020 as a result of the closure of all of its clubs due to the COVID-19 pandemic. 24 Hour Fitness completed its financial restructuring process and implemented a plan of reorganization confirmed by the U.S. Bankruptcy Court on December 21, 2020. On December 31, 2020, 24 Hour Fitness announced its emergence from Chapter 11 protection.

No proposed director or executive officer of New VWE Holdco has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of BCAC, no proposed director or executive officer of New VWE Holdco has, within the 10 years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Majority Voting Policy

Subject to exemptions available to issuers which are majority controlled or an exemption from the TSX rules, New VWE Holdco would be required to adopt a majority voting policy consistent with TSX requirements prior to the first uncontested meeting of shareholders at which directors are to be elected. The purpose of the majority voting policy will be to ensure that the members of the Board carry the confidence and support of New VWE Holdco’s shareholders by providing that a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders, shall tender his or her resignation promptly following the meeting of shareholders at which the director was elected. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberation on this matter.

Conflicts of Interest

Certain of the proposed directors and executive officers of New VWE Holdco are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with New VWE Holdco from time to time. In connection with the Transaction, New VWE Holdco plans to adopt a formal written policy for the review and approval of transactions with related persons.

Limitation on Liability and Indemnification of Directors and Officers

New VWE Holdco’s Constating Documents will implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that New VWE Holdco will indemnify its directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. The New VWE Holdco Constating Documents will also provide that New VWE Holdco may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

In addition, New VWE Holdco intends to enter into indemnification agreements with each of its directors and executive officers that largely mirror the indemnification rights provided for in New VWE Holdco’s Constating Documents. New VWE Holdco intends to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. New VWE Holdco believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

DIRECTORS’ AND EXECUTIVE OFFICERS’ COMPENSATION

Named Executive Officers

The following describes the significant elements of the compensation for our executive officers, including, those who we expect to be our named executive officers (“NEOs”), namely:

•	Patrick Roney, Chief Executive Officer;

•	Terry Wheatley, President; and

•	Jeff Nicholson, Chief Operating Officer.

Prior Employment Agreements and Arrangements with the NEOs

VWE did not maintain an employment agreement with Mr. Roney during fiscal year 2020, but did maintain employment agreements with Mrs. Wheatley and Mr. Nicholson. The employment agreements with Mrs. Wheatley and Mr. Nicholson specified their current titles and entitled them to base salaries of $414,575 and $334,750 per year, respectively, and discretionary annual bonuses of up to 30% of their respective annual base salaries. The employment agreements also would have entitled them to accrued benefits and a severance payment equal to three years’ base salary, payable over 36 months, upon a termination of employment by VWE without cause or by the executive with good reason. For purposes of the employment agreements, “cause” was defined generally as a conviction or certain pleas to, a felony or certain other crimes, commission of a fraudulent or illegal act in respect of VWE, failure to perform duties under the employment agreement that was, or reasonably could be expected to be, materially injurious to the business, operations or reputation of VWE, a material violation of VWE’s written policies or procedures or a material breach of the executive’s obligations under the employment agreement. For purposes of the employment agreements, “good reason” was defined generally as a material reduction in the executive’s base salary, a material diminution of the executive’s title, duties, authorities or responsibilities or a material breach of VWE’s obligations under the employment agreement. The executives were required to enter into confidentiality agreements with VWE in connection with these employment agreements.

Mr. Roney’s base salary for fiscal year 2020 was $414,575. However, in response to the anticipated impact of the COVID-19 pandemic on VWE’s business during fiscal year 2020, Mr. Roney voluntarily reduced his salary by 50% from late March 2020 through June 2020.

Fiscal Year 2020 Bonus Compensation

For fiscal year 2020, each of the NEOs was eligible to receive a bonus under VWE’s bonus plan at a target level equal to the following percentages of their respective base salaries:

NEO	Target Percentage of Base Salary
Mr. Roney	30%
Mrs. Wheatley	30%
Mr. Nicholson	30%

The performance goal for VWE’s fiscal year 2020 bonus plan was business plan earnings before interest, taxes, depreciation and amortization.

Following the end of fiscal year 2020, it was determined that no bonuses had been earned because the performance goals had not been achieved.

Fiscal Year 2020 Equity-Based Compensation

During fiscal year 2020, VWE granted the following stock option awards to the NEOs, each with an exercise price of $22.50 per share:

NEO	Number of Option Shares
Mr. Roney	0
Mrs. Wheatley	41,439
Mr. Nicholson	38,390

The options were granted under VWE’s 2015 Stock Incentive Plan and will vest and become exercisable over the four years following the grant date, subject to the continued employment by the option holder until the applicable vesting date.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table and related footnotes set forth information about the outstanding equity awards held by the NEOs as of June 30, 2020, which was the last day of fiscal year 2020.

Outstanding Equity Awards at 2020 Fiscal Year-End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Patrick Roney	—		—		—	—	—	—
Terry Wheatley	—		41,439	(1)	$22.50	9/30/2025	—	—
	3,910	(2)	11,731	(1)	$20.14	7/16/2023
	10,494	(2)	3,498	(1)	$17.06	10/3/2021	—	—
	91,173	(2)	—		$13.51	9/30/2021
Jeff Nicholson	—		38,390	(1)	$22.50	9/30/2025
	12,500	(2)	37,500	(1)	$20.14	1/1/2029

(1)	For a discussion of the treatment of the NEOs’ stock options in the Transaction, see “Severance and Change in Control of Compensation—Treatment of Stock Options in Transactions” below.
(2)

Option vest at a rate of 25% on each of the first four anniversaries of the grant date, which in the case of the options shown in the table above, was the date five years prior to the option expiration date (except for the grants with an expiration date of September 30, 2025, which were granted on June 30, 2020).

New Employment Agreements

In fiscal year 2021, New VWE Holdco entered into new employment agreements with each of its executive officers, including the NEOs, that will become effective on the consummation of the Transaction (the “New Employment Agreements”). The New Employment Agreement with Mr. Roney specifies that he will serve as New VWE Holdco’s Chief Executive Officer and that his annual base salary will be U.S.$500,000, subject to review and adjustment by New VWE Holdco’s board of directors from time to time. Mr. Roney will be eligible for a discretionary bonus of up to 40% of his base salary. Upon a termination of employment by New VWE Holdco without cause (as defined consistent with the definitions in the other executive officers’ agreements as set forth above) or by Mr. Roney with good reason (as defined consistent with the definitions in the other executive officers’ agreements as set forth above), Mr. Roney would be entitled to accrued benefits and a severance payment equal to three years’ base salary, payable over 36 months. The New Employment Agreements with Mrs. Wheatley and Mr. Nicholson will reflect terms that are substantially the same as their existing employment agreements, as described above, except that they will be with New VWE Holdco rather than with VWE. The employment agreement with Kathy DeVillers is substantially the same as the employment agreements with the other executive officers except that her title will be Chief Financial Officer, her annual base salary will be $287,408 per year and her discretionary bonus will be in an amount up to 30% of base salary.

Severance Under Employment Agreements

Under the New Employment Agreements, upon a termination of employment by New VWE Holdco without cause, or by the executive with good reason, New VWE Holdco would be required to pay accrued benefits and a severance payment equal to three times the executive’s base salary over the 36 months following termination.

Overview of Anticipated Executive Compensation Program

After closing of the Transaction, decisions with respect to the compensation of the executive officers will be made by the Compensation Committee of the Board, except to the extent that their compensation is determined by employment agreements. See “Employment Agreements”. The following discussion is based on present expectations regarding the compensation of the named executive officers and directors after closing of the Transaction. The actual compensation of such named executive officers will depend on the judgment of the members of the Compensation Committee and may differ from that set forth in the following discussion. Such compensation will also generally be governed by the executive officers’ employment agreements, as in effect from time to time.

It is anticipated that compensation for the executive officers will have the following elements: base salary, cash bonus opportunities, equity compensation, employee benefits, executive perquisites and severance benefits. Compensation packages including these elements will be designed to attract and retain senior management talent. New VWE Holdco will also use annual cash bonuses and equity awards to promote performance-based pay that aligns the interests of the named executive officers with the long-term interests of shareholders and to enhance executive retention.

Principal Elements of Compensation

Annual Bonuses

It is expected that New VWE Holdco will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and to tie a portion of their cash compensation to performance. We expect that, near the beginning of each fiscal year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements where applicable. After the fiscal year end, the Compensation Committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Equity Grants

It is expected that New VWE Holdco will use equity grants to enable executive officers and other key employees to acquire or increase equity interests in New VWE Holdco as an incentive for remaining in service to New VWE Holdco and to align their interests with shareholder interests. In general, such grants will be made under the Omnibus Incentive Plan. Subject to its terms and conditions, the Omnibus Incentive Plan permits grants of stock options, SARs, performance shares, performance units, restricted stock and RSUs, among other things. The Administrator may designate any of the following as a participant under the Omnibus Incentive Plan: any officer or employee, or individuals engaged to become an officer or employee, of New VWE Holdco or its affiliates; and consultants of New VWE Holdco or its affiliates, and its directors, including its non-employee directors. See “Omnibus Incentive Plan Description—2021 Omnibus Incentive Plan” for further information about the Omnibus Incentive Plan.

The Omnibus Incentive Plan provides that • shares of New VWE Holdco’s common stock are reserved for issuance under the Omnibus Incentive Plan. See “2021 Omnibus Incentive Plan” for further information about the Omnibus Incentive Plan.

Other Compensation

It is expected that New VWE Holdco will continue to offer various employee benefit plans currently offered by VWE (or similar plans). New VWE Holdco may also provide its named executive officers with perquisites and personal benefits that are not generally available to all employees.

Retirement Plans

VWE offered a defined contribution plan for substantially all of its employees, including the NEOs, during fiscal year 2020. The plan provides for a discretionary matching contribution, and VWE expects to make a matching contribution with respect to fiscal year 2021. VWE did not offer a defined benefit pension plan or a nonqualified deferred compensation plan for its NEOs during fiscal year 2020.

Severance and Change in Control Compensation

Severance Under Employment Agreements

As disclosed above under “—Employment Agreements with the NEOs,” VWE maintained employment agreements with Mrs. Wheatley and Mr. Nicholson during fiscal year 2020 under which VWE would have been obligated to pay accrued benefits and a severance payment equal to three times the executive’s base salary upon a qualifying termination of employment during fiscal year 2020. In fiscal year 2021, as described above under “ —Employment Agreements with the NEOs,” New VWE Holdco entered the New Employment Agreements with each of the NEOs. Under the New Employment Agreements, upon a termination of employment by New VWE Holdco without cause, or by the executive with good reason, New VWE Holdco would be required to pay accrued benefits and a severance payment equal to three times the executive’s base salary over the 36 months following termination.

Equity Compensation

The options held by our NEOs disclosed in the table above were granted under VWE’s 2015 Stock Incentive Plan. They generally would vest and become exercisable over the four years following the grant date, subject to the continued employment by the option holder until the applicable vesting date.

Upon a change in control, generally defined as the acquisition of securities possession more than 50% of the voting power of VWE’s outstanding securities or a change in a majority of VWE’s board members by reason of contested elections, outstanding awards would generally become fully vested and exercisable and be released from repurchase or forfeiture rights (other than rights exercisable at fair market value).

Upon a corporate transaction, defined generally to include mergers or consolidations involving VWE, the sale of all or substantially all of VWE’s assets, a liquidation or dissolution of VWE or the acquisition of securities representing more than 50% of the voting power of VWE’s outstanding securities, all outstanding awards would terminate unless they were assumed in the transaction. VWE’s board of directors also had the authority to provide for the full or partial vesting and exercisability of some or all of the awards under the 2015 Stock Incentive Plan in connection with a corporate transaction. Other than as described above, the NEOs are not covered by any contracts, agreements or arrangements that provide for severance payments or benefits in connection with a termination of employment or a change in control.

Treatment of Stock Options in Transactions

At the effective time of the Merger, each option to purchase shares of VWE capital stock outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment equal to (i) the excess, if any, of the deemed fair market value per share of VWE capital stock represented by the Per Share Merger Consideration over the exercise price of such option multiplied by (ii) the number of shares of VWE capital stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any VWE stock option is equal to or greater than the Per Share Merger Consideration, such option will be cancelled without any cash payment being made in respect thereof.

Option-Based Awards and Share-Based Awards

At the Effective Time, each option to purchase shares of VWE capital stock outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment equal to (i) the excess, if any, of the deemed fair market value per share of VWE capital stock represented by the Per Share Merger Consideration over the exercise price of such option multiplied by (ii) the number of shares of VWE capital stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any VWE stock option is equal to or greater than the Per Share Merger Consideration, such option will be cancelled without any cash payment being made in respect thereof. The number of stock options to purchase VWE capital stock held by VWE’s executive officers, and the estimated amount of the cash payments they are expected to receive in cancellation of such options, are shown below:

Name	Number of Shares Subject to Options	Estimated Cash Payment ($)
Patrick Roney	0		—
Terry Wheatley	162,245	$	•
Kathy DeVillers	60,506	$	•
Jeff Nicholson	88,390	$	•

Director Compensation

Consistent with past practice, the members of the VWE board of directors were not compensated by VWE for their services in that capacity during the fiscal year ended June 30, 2020. There is no commitment or expectation that they will be compensated for their services as directors of VWE for the current fiscal year, either.

It is expected that New VWE Holdco’s non-employee directors will receive varying levels of compensation for their services as directors and members of board committees. Compensation payable per year for service following the consummation of the Transaction will be as follows: Except for the Chairman of the Board of Directors, each non-executive director will receive $150,000 in total, composed of $75,000 in cash and $75,000 in restricted stock (based on the variable weighted average market price for the New VWE Holdco common stock as measured at the close of the first 30 trading days of the fiscal year). The Chairman will receive $300,000 in total, composed of $150,000 in cash and $150,000 in restricted stock. The chairs of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will receive additional cash payments of $20,000, $15,000 and $10,000, respectively. The restricted stock grants will vest one year after date of grant and the stock shall not be resold for at least 18 months following the Closing. Compensation that deviates from these rules may be paid in the event of resignations, vacancies and other situations resulting in service for a partial fiscal year. As permitted by SEC and Nasdaq rules, directors of New VWE Holdco who are not members of the Audit Committee may be paid additional fees and other compensation for services to New VWE Holdco on special projects and other matters distinct from service on the Board or as a member of one or more of the Board’s standing committees. The compensation payable to non-employee directors, like compensation payable to employees, may be revised from time to time by the Compensation Committee.

Description of New Equity Plan

In connection with the Transaction, the Board will adopt the Omnibus Incentive Plan. See “Omnibus Incentive Plan”.

Limitation on Liability and Indemnification of Directors and Officers

The New VWE Holdco Constating Documents will implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that New VWE Holdco will indemnify its directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director. The New VWE Holdco Constating Documents will also provide that New VWE Holdco may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

In addition, New VWE Holdco intends to enter into indemnification agreements with each of its directors and executive officers that largely mirror the indemnification rights provided for in the New VWE Holdco Constating Documents. New VWE Holdco intends to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. New VWE Holdco believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is, as of the date of this prospectus, indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided us or any of our subsidiaries.

CORPORATE GOVERNANCE

Overview

New VWE Holdco corporate governance will be structured in a manner BCAC and VWE believe will closely align the interests of its directors with the interests of its shareholders after completion of the Transaction. The New VWE Holdco corporate governance structure will include these features:

•	at least a majority of the members of the Board will qualify as independent directors under Nasdaq listing standards and applicable law;

•

New VWE Holdco will have independent director representation on the Compensation Committee and the Nominating and Governance Committee, and New VWE Holdco’s independent directors will meet regularly in executive sessions outside the presence of corporate officers and non-independent directors;

•	all members of the Audit Committee will be independent directors to the full extent required by Nasdaq and applicable law; and

•	at least one of New VWE Holdco’s directors will qualify as an “audit committee financial expert” as defined by the SEC.

Controlled Company Exemption

After the consummation of the Transaction and depending upon the level of redemption by holders of BCAC Class A Restricted Voting Shares, the Specified Investors, a group of holders of New VWE Holdco common stock consisting of the Sponsor, the Roney Investors, the Rudd Investors, the Sebastiani Investors and all other holders of VWE capital stock (other than Wasatch) acquiring shares of New VWE Holdco common stock in the Merger, may collectively control a majority of the voting power of the New VWE Holdco common stock eligible to vote in the election of directors pursuant to the voting provisions of the Investor Rights Agreement. Such agreement will include a two-part arrangement among the parties with respect to the voting of shares of New VWE Holdco common stock. One part of the arrangement relates to the nomination and election of members of the board of directors, to which all Specified Investors are party, while the other part relates to all other shareholder matters, to which only the Major Investors are party. For a detailed description of the Investor Rights Agreement, see “Corporate Structure—Other Agreements—Investor Rights Agreement.”

Relative to directors, the Investor Rights Agreement will provide that the Roney Representative will have the right to designate that number of individuals constituting a simple majority of the Board (each, a “Roney Nominee”), at least two of whom will qualify as independent directors under applicable listing requirements. In furtherance of that right, whenever directors are to be elected, the Board (including any committee thereof) will nominate, and the Major Investors will vote for, each Roney Nominee. The “Roney Representative” as defined in the Investor Rights Agreement means Patrick Roney so long as he is alive and not incapacitated and thereafter means the trustee of the Rudd Trust, the SLR Trust and the Rudd Foundation that owns a plurality of the total New VWE Holdco common stock then held by them. This right will last until the Roney Investors, the Rudd Trust, the SLR Trust, the Rudd Foundation and the Sebastiani Investors cease to own at least 4% of the outstanding New VWE Holdco common stock, but the number of Roney Nominees will be reduced as set forth in the Investor Rights Agreement as certain percentages of shares are sold. The Sponsor will have the right to designate the remaining members of the Board (each, a “Sponsor Nominee”), at least one of whom will qualify as an independent director. In furtherance of that right, whenever directors are to be elected, the Board (including any committee thereof) will nominate, and the Specified Investors will vote for, each Sponsor Nominee. This right will last until the Sponsor ceases to own at least 4% of the outstanding New VWE Holdco common stock, but the number of Sponsor Nominees will be reduced as set forth in the Investor Rights Agreement as certain percentages of shares are sold. The Roney Representative will have the right to remove Roney Nominees and the Sponsor will have the right to remove Sponsor Nominees. Vacancies created by resignation, removal, death or otherwise will be filled by the Roney Representative if the predecessor director was a Roney Nominees or by the Sponsor if the predecessor director was a Sponsor Nominee. The Roney Nominees and the Sponsor Nominees expected to serve on the Board immediately following the consummation of the Transaction are identified by notes (2) and (3), respectively, to the table above under the heading “Directors and Executive Officers.”

Under the part of the Investor Rights Agreement that relates to other shareholder matters, each of the Major Investors will appoint the Roney Representative as such investor’s attorney-in-fact and proxy, to the fullest extent of such investor’s rights with respect to the New VWE Holdco common stock owned by such investor as of Closing or thereafter acquired, to vote such stock at each annual or special meeting of shareholders on all matters other than, in the case of the Sponsor, certain reserved matters. The Reserved Matters are (a) the issuance of equity by New VWE Holdco or the adoption of any equity plan, (b) any merger, consolidation or other business combination transaction to which New VWE Holdco is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or affiliate of New VWE Holdco has an interest that is different from, or in addition to, the interests of New VWE Holdco Shareholders generally, (d) any amendment of New VWE Holdco’s articles of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of shareholders or any particular shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or contract. This appointment of the Roney Representative as attorney-in-fact and proxy is coupled with an interest and is intended to be irrevocable during the proxy period. The proxy period begins on the closing date and ends on the earlier of (i) seven years from the closing date, and (ii) when the Roney Investors cease to own at least 10% of the outstanding New VWE Holdco common stock. Any New VWE Holdco common stock transferred for consideration when and in a manner not prohibited by the Investor Rights Agreement will be transferred free and clear of the proxies described above.

As a result of these provisions in the Investor Rights Agreement, the Specified Investors may control a majority of the voting power represented by shares of New VWE Holdco common stock eligible to vote in the election of New VWE Holdco directors, in which case New VWE Holdco will be a “controlled company” within the meaning of Nasdaq corporate governance standards.

Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of the board of directors consist of independent directors, (2) that the board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that director nominees be selected, or recommended to the full New VWE Holdco board of directors, by a majority of New VWE Holdco’s independent directors or by a nominating committee that consists entirely of independent directors and that the company adopt a written charter or board resolution addressing the nominations process. Immediately after the consummation of the Transaction and depending upon the level of redemption by holders of Class A Restricted Voting Shares, the Specified Investors may collectively control a majority of the voting power of the New VWE Holdco common stock eligible to vote in the election of directors pursuant to the voting provisions of the Investor Rights Agreement. In that case, New VWE Holdco would elect to be a “controlled company” within the meaning of the corporate governance rules of Nasdaq and New VWE Holdco Shareholders would not have all of the protections afforded to shareholders of companies that are subject to these corporate governance requirements. If New VWE Holdco were to cease to be a “controlled company” and New VWE Holdco common stock continued to be listed on Nasdaq, then New VWE Holdco would be required to comply with these provisions within the applicable transition periods.

Election of Officers

Each executive officer serves at the discretion of the Board and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of the directors and executive officers of New VWE Holdco.

Board Composition and Term

New VWE Holdco’s business and affairs will be organized under the direction of the Board. Subject to the terms of the Investor Rights Agreement, it is anticipated that the Board will consist of not fewer than five nor more than eleven members. See “—Controlled Company Exemption” above for information about how the Investor Rights Agreement determines Board composition.

In accordance with the articles of incorporation of New VWE Holdco, directors will be elected annually for one-year terms, except when nominated to fill vacancies. A director elected to fill a vacancy will be elected to serve for the remainder of the unexpired term of his or her predecessor on the Board.

Directors elected at meetings of shareholders of New VWE Holdco will be elected by a plurality of the votes cast, assuming the presence of a quorum. If New VWE Holdco does not qualify as a controlled company, the New VWE Holdco Board expects to adopt and observe a majority voting policy to the extent required to comply with applicable TSX listing standards. Under such a policy, a director nominee who does not receive the affirmative vote of at least a majority of the votes cast at the meeting in respect of their election will be required to promptly tender their resignation to the chairman of the New VWE Holdco Board, to be effective upon acceptance by the Board. The Nominating and Governance Committee will consider the director nominee’s offer to resign and then make a recommendation to the New VWE Holdco Board whether to accept it. The Board will make its decision within 90 days following the meeting, will accept the resignation absent exceptional circumstances and will announce its decision in a press release, including the reasons for rejecting the resignation, if applicable. This majority voting policy would not apply to contested elections, which occur at a meeting at which the number of nominees for director exceeds the number of seats available for election to New VWE Holdco board of directors.

In December 2020, Nasdaq submitted a proposal to the SEC to adopt new listing rules relating to board diversity and disclosure. If approved by the SEC, the new listing rules would require all Nasdaq listed companies to disclose consistent, transparent diversity statistics regarding their boards of directors. The rules also would require most Nasdaq listed companies to have, or explain why they do not have, at least two diverse directors, including one who self-identifies as female and one who self-identifies as either an under-represented minority or LGBTQ+. In this connection, Candice Koederitz and Lisa Schnorr are female and Tim Proctor is Black. Accordingly, New VWE Holdco would comply with Nasdaq’s diversity requirement if it were adopted as proposed.

Independence of Non-Employee Directors

Based on information provided by each individual expected to be a member of the Board concerning his or her background, employment and affiliations, it is anticipated that New VWE Holdco and its Board will satisfy applicable statutory, SEC, TSX and Nasdaq independence requirements.

Board Committees

The Board will have three standing committees: an audit committee (the “Audit Committee”); a compensation committee (the “Compensation Committee”) and a nominating and governance committee (the “Nominating and Governance Committee”). Each of the committees will report to the Board as it deems appropriate and as the Board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, the Board may establish other committees, as it deems appropriate, to assist it with responsibilities.

Audit Committee

The Audit Committee assists the Board in fulfilling its legal and fiduciary obligations in matters involving New VWE Holdco’s accounting, auditing, financial reporting and legal compliance functions by approving the services performed by New VWE Holdco’s independent registered public accounting firm and reviewing their reports regarding New VWE Holdco’s accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of New VWE Holdco’s independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Subject to phase-in rules and a limited exception, Nasdaq rules, the TSX Manual and SEC Rule 10A-3 under the U.S. Exchange Act the audit committee of a listed company must be comprised of directors who are independent and financially literate. New VWE Holdco’s Audit Committee will meet the requirements for independence and financial literacy of audit committee members under applicable TSX, SEC and Nasdaq rules. The initial members of the Audit Committee are Lisa Schnorr (chair), Candice Koederitz and Mark Harms, all of whom satisfy the requirements for financial literal under applicable rules and regulations. In addition, our board of directors has determined that Lisa Schnorr qualifies as an “audit committee financial expert,” as such term is defined in Item 407 of SEC Regulation S-K.

It is anticipated that the Board will adopt a written charter for the Audit Committee, which will be available on the New VWE Holdco website after adoption. The information on New VWE Holdco’s website is not intended to form a part of or be incorporated by reference into this prospectus.

Compensation Committee

The Compensation Committee will determine the general compensation policies and the compensation provided to officers of New VWE Holdco. The Compensation Committee will also make recommendations to the Board regarding director compensation. In addition, the Compensation Committee will review and determine security-based compensation for directors, officers, employees and consultants of New VWE Holdco and will administer New VWE Holdco’s equity incentive plans. The Compensation Committee will also oversee New VWE Holdco’s corporate compensation programs.

If New VWE Holdco is a “controlled company” under Nasdaq listing rules, then the Board will not need to have a compensation committee consisting entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Nevertheless, it is anticipated that all members of the Compensation Committee of the Board as constituted immediately after the Transaction will be independent as defined by Nasdaq listing rules and will satisfy Nasdaq’s additional independence standards for Compensation Committee members. It is anticipated that the Board will adopt a new written charter for the Compensation Committee, which will be available on New VWE Holdco’s website after adoption. The information on New VWE Holdco’s website is not intended to form a part of or be incorporated by reference into this prospectus.

Because all members of the Compensation Committee will be non-employee directors as defined in SEC Rule 16b-3(b)(3)(i) under the U.S. Exchange Act, the Compensation Committee also will be charged with approving acquisitions of equity securities from New VWE Holdco by officers and directors of New VWE Holdco in transactions designed to be exempt from short-swing liability under the U.S. Exchange Act by reason of Rule 16b-3(d).

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the board of directors and its committees, subject at all times to the rights and responsibilities of each of the Roney Representative and of the Sponsor under the Investor Rights Agreement. See “—Controlled Company Exemption” above. In addition, the Nominating and Governance Committee will be responsible for overseeing New VWE Holdco governance and reporting to the SEC, Nasdaq, Canadian securities regulatory authorities, the TSX and other securities regulators and exchanges (except in so far as the Audit Committee has that responsibility for accounting, auditing and financial reporting matters) and for making recommendations to the Board concerning governance matters.

If New VWE Holdco is a “controlled company” under Nasdaq listing rules, then its Board will not need to have a nominating and governance committee. Nevertheless, the Board will have such a committee. All members of the Nominating and Governance Committee as constituted immediately after the Transaction will be independent as defined by Nasdaq listing rules unless New VWE Holdco is a controlled company, in which case Mr. Roney (who is not independent) will become a member of such committee. The Board will adopt a written charter for the Nominating and Governance Committee, which will be available on the New VWE Holdco website after adoption. The information on that website is not intended to form a part of or be incorporated by reference into prospectus.

It is anticipated that the Board will adopt a new written charter for the Nominating and Governance Committee, which will be available on New VWE Holdco’s website after adoption. The information on New VWE Holdco’s website is not intended to form a part of or be incorporated by reference into this prospectus.

Role of the Board and Committees in Risk Oversight

One of the key functions of the Board is informed oversight of New VWE Holdco’s risk management process. The Board will administer this oversight function directly through the Board as a whole, as well as through the standing committees the Board as they address risks inherent in their respective areas of oversight. In particular, the full Board will be responsible for monitoring and assessing strategic risk exposure, and the Audit Committee will have the responsibility to consider and discuss New VWE Holdco’s major financial risk exposures and the steps New VWE Holdco’s management has taken to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of New VWE Holdco’s internal controls over financial reporting and (in coordination with the Nominating and Governance Committee) its disclosure control and processes. The Nominating and Governance Committee will be responsible for monitoring New VWE Holdco’s corporate governance policies and systems in light of the governance risks that New VWE Holdco faces and the adequacy of its policies and procedures designed to address such risks. The Compensation Committee will assess and monitor whether any of New VWE Holdco’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exist between the Board or Compensation Committee and the Board or Compensation Committee of any other entity, nor has any such interlocking relationship existed in the past. None of the members of the Compensation Committee has at any time during the prior three years been one of New VWE Holdco’s officers or employees.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

After Closing, the Board will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all employees, executive officers and directors, including New VWE Holdco’s Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and other executive and senior financial officers. The Code of Conduct will be made available on New VWE Holdco’s website after adoption. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on New VWE Holdco’s website to the extent required by applicable rules and exchange requirements. The information on New VWE Holdco’s website is not intended to form a part of or be incorporated by reference into this prospectus.

Procedures with Respect to Review and Approval of Related Person Transactions

In connection with the Transaction, New VWE Holdco expects to adopt a formal written policy for the review and approval of transactions with related persons. Such policy will require, among other things, that:

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any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by an approving body comprised of the disinterested and independent members of the Board or any committee of the Board, provided that a majority of the members of the Board or such committee, respectively, are disinterested; and

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any employment relationship or transaction involving an executive officer and any related compensation must be approved by the Compensation Committee of the Board or recommended by the Compensation Committee to the Board for its approval.

In connection with the review and approval or ratification of a related person transaction:

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management must disclose to the approving body the name of the related person and the basis on which the person is a related person, the related person’s interest in the transaction, the material terms of the related person transaction, including the business purpose of the transaction, the approximate dollar value of the amount involved in the transaction, the approximate dollar value of the amount of the related person’s interest in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

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management must advise the approving body as to whether the related person transaction complies with the terms of New VWE Holdco’s agreements, including the agreements governing New VWE Holdco’s material outstanding indebtedness, that limit or restrict New VWE Holdco’s ability to enter into a related person transaction;

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management must advise the approving body as to whether the related person transaction will be required to be disclosed in applicable filings under the U.S. Securities Act or the U.S. Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such statutes and related rules; and

•	management must advise the approving body as to whether the related person transaction may constitute a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the approving body, in connection with any approval of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” or “non-employee” director, as applicable, under the rules and regulations of the SEC and any exchange on which New VWE Holdco’s securities are listed.

RISK FACTORS

An investment in the securities of New VWE Holdco involves certain risks. When evaluating New VWE Holdco and its business, investors should carefully review the information set out in this prospectus.

The risks and uncertainties described are not the only ones New VWE Holdco faces. Additional risks and uncertainties, including those that New VWE Holdco is unaware of or that are currently deemed immaterial, may also adversely affect New VWE Holdco and its business. New VWE Holdco further faces risks related to the recent COVID-19 outbreak and actions in response thereto, which have exacerbated or could further exacerbate conditions in the other risk factors noted below.

Risks Related to New VWE Holdco’s Business

The ongoing COVID-19 pandemic has, and will likely continue to have, adverse effects on the economy, on New VWE Holdco’s business and on its customers, supply chain, employees and other stakeholders in its business.

The outbreak of COVID-19, which the World Health Organization declared a pandemic in March 2020, has spread across the globe and the United States and has disrupted the global economy and most industries, including the wine industry. Efforts to control the pandemic have slowed economic activity and disrupted, and reduced the efficiency of, normal business activities across the United States. The pandemic has resulted in authorities implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter-in-place orders and workplace shutdowns. These measures have impacted, and will likely continue to impact, New VWE Holdco’s business, customers, supply chain, employees and other stakeholders in New VWE Holdco’s business.

VWE experienced a year-over-year decline in visitors to its tasting rooms during the fiscal year ended June 30, 2020, primarily due to travel restrictions, shelter-in-place orders and workplace shutdowns resulting from the COVID-19 pandemic. In response to governmental directives and recommended safety measures, VWE modified its workplace practices. While VWE has implemented personal safety measures at all of its facilities where its employees are working onsite, any actions that VWE has taken and that New VWE Holdco will take may not be sufficient to mitigate the risk of infection and could result in a significant number of COVID-19 related claims. Changes to state workers’ compensation laws, as have recently occurred in California, could also increase New VWE Holdco’s potential liability for such claims.

In the longer-term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets, and could result in an economic downturn and a recession. It is uncertain how this would affect demand for New VWE Holdco’s products. While we continue to see robust demand in the industry, and there has been little impact to VWE’s results of operations to date from the COVID-19 pandemic, the environment remains uncertain and it may not be sustainable over the longer term. The degree to which the pandemic ultimately impacts New VWE Holdco’s business and results of operations will depend on future developments beyond its control, including the severity of the pandemic, the extent of actions to contain the virus, availability of a vaccine or other treatment, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the economic downturn that results from the pandemic.

Consumer demand for wine could decline for a variety of reasons; Reduced demand could harm New VWE Holdco’s results of operations, financial condition and prospects.

There have been periods in the past in which there were substantial declines in the overall per capita consumption of wine. A limited or general decline in consumption in one or more of New VWE Holdco’s product categories could occur in the future for a variety of reasons, including a general decline in economic conditions; changes in the spending habits of consumers generally (or of groups of consumers, such as millennials); prohibition; increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving; a trend toward a healthier diet, including lighter, lower-calorie beverages such as diet soft drinks, juices and water; the increased activity of anti-alcohol consumer groups; and increased federal, state or foreign excise and other taxes on alcoholic beverage products. Reduced demand for wine could harm New VWE Holdco’s results of operations, financial condition and prospects.

Unanticipated changes in consumer demands and preferences could have adverse effects on New VWE Holdco’s ability to manage supply and capture growth opportunities.

New VWE Holdco’s ability to effectively manage production and inventory is inherently linked to actual and expected consumer demand for its products – particularly given the long product lead time and agricultural nature of the wine business. Historically, VWE has often been able to perceive and act upon emerging changes in consumer demand and preferences before they came to fruition, but unanticipated changes in consumer demand or preferences in the future could have adverse effects on New VWE Holdco’s ability to manage supply and capture growth opportunities.

The occurrence of an environmental catastrophe could disrupt New VWE Holdco’s business. Climate change, disease, pests, weather conditions and problems with water supply could also have adverse effects on New VWE Holdco.

New VWE Holdco’s ability to conduct business in the ordinary course, fulfilling consumer demand for wine, is restricted by the availability of grapes. Climate change, agricultural and other factors, such as wildfires, disease, pests, extreme weather conditions, water scarcity, biodiversity loss and competing land use, could negatively impact the quality and quantity of grapes available to New VWE Holdco for wine production.

VWE currently sources, and New VWE Holdco expects to source, grapes from independent growers in addition to vineyards that it owns and controls. Although VWE buys, and New VWE Holdco expects to buy, grapes from a wide range of suppliers and no individual supplier accounted for more than 6.3% of the total tons purchased by VWE in the fiscal year ended June 30, 2020, and even though there is more than one supplier for most of the grapes that will be bought by New VWE Holdco, and the right variety and quality of grapes is usually readily available when needed, there is no assurance that this will always be the case, particularly in the adverse circumstances mentioned above and below. A shortage of grapes of the required variety and quality could impair New VWE Holdco’s business and results of operations both in the year of harvest and thereafter.

New VWE Holdco may not be fully insured against risk of catastrophic loss to wineries, production facilities or distribution systems as a result of earthquakes, fires or other events. New VWE Holdco’s vineyards as well as independent grower vineyards, and their facilities, are located in California and the Pacific Northwest, which is prone to seismic activity and has recently experienced landslides and wildfires, which have been increasing in frequency and intensity. If any of New VWE Holdco’s vineyards or facilities, or the vineyards or facilities of a number of significant suppliers, were to experience catastrophic loss, that event could disrupt operations, delay production, shipments and revenue and could result in potentially significant expenses to repair or replace the vineyard or facility. If such a disruption were to occur, then New VWE Holdco could breach agreements, its reputation could be harmed, and its results or operations, financial condition and business could be adversely affected.

Although New VWE Holdco will carry insurance to cover its own property damage and business interruption as well as certain production assets in the case of a catastrophic event, not all significant assets are covered in the case of certain catastrophes (which New VWE Holdco believes to be a prudent financial decision).VWE takes, and New VWE Holdco will take, steps to minimize the damage that would be caused by a catastrophic event, including relying on diversity of its suppliers and distributors, but there is no certainty that such efforts would prove successful.

As noted, New VWE Holdco is subject to diseases, pests and weather conditions that can affect the quality and quantity of grapes. Various diseases, pests, fungi, viruses, drought, floods, frosts and other weather conditions could affect the quality and quantity of grapes, decreasing the supply of New VWE Holdco’s products and negatively impacting New VWE Holdco. Future government restrictions regarding the use of materials used in grape growing could increase vineyard costs and reduce production. New VWE Holdco cannot guarantee that independent grape suppliers will succeed in preventing disease in their vineyards or that New VWE Holdco will succeed in preventing disease in its own vineyards or in future vineyards that New VWE Holdco might acquire. For example, Pierce’s disease is a vine bacterial disease spread by insects that kills grapevines and for which there is no known cure. If New VWE Holdco vineyards become contaminated with this or other diseases, then New VWE Holdco’s results of operations would likely decline.

New VWE Holdco is also subject to the adverse effects of climate change. Restrictions on access to or an increase in the cost of water and energy, and the inability of independent suppliers to adapt to and mitigate against climate change, could negatively impact New VWE Holdco’s ability to effectively source grapes and wine for production. While New VWE Holdco is well diversified in its grape production (with locations in California, Washington and Oregon), climate change is an unfolding phenomenon with uncertain outcomes. In addition, governmental actions to reduce the impacts of climate change – for example, packaging waste and emission reduction targets – also could adversely impact New VWE Holdco’s profit margins.

New VWE Holdco is subject to the supply and sufficiency of water. The lack of sufficient water due to drought conditions or water right restrictions could affect quality and quantity of grapes. The availability of adequate quantities of water for application at the correct time can be vital for grapes to thrive. Whether particular vineyards are experiencing water shortages depends, in large part, on their location. New VWE Holdco primarily depends on wells accessing shared aquifers and shared reservoirs as a water source for California vineyards and wineries. An extended period of drought across much of California, Oregon and Washington would restrict the use and availability of water for agricultural uses, and in some cases governmental authorities might divert water to other uses. Lack of available water could reduce grape harvest and access to grapes and adversely impact New VWE Holdco. Scarcity of adequate water in grape growing areas could also result in legal disputes among land owners and water users, causing New VWE Holdco to expend resources to defend its access to water.

New VWE Holdco’s results of operations could be adversely affected in a national or global recession.

Like other businesses with customers throughout the United States and abroad, New VWE Holdco is exposed to fluctuations in the United States and global economies. Economic crisis and recession in the United States in particular, and globally in general, could curb demand for New VWE Holdco’s products, with adverse effects on results of operations.

New VWE Holdco is subject to significant competition, which could adversely affect its profitability.

New VWE Holdco’s wines will compete for sales with thousands of other domestic and foreign wines. New VWE Holdco’s wines will also compete with other alcoholic beverages and, to a lesser degree, non-alcoholic beverages. As a result of this intense competition, VWE has been, and New VWE Holdco will continue to be, subject to, upward pressure on selling and promotional expenses. Some of New VWE Holdco’s competitors have greater financial, technical, marketing and public relations resources available to them than New VWE Holdco does. This could adversely impact New VWE Holdco’s revenues, margins and market share.

Grape supply and price volatility affects New VWE Holdco’s results of operations.

Volatility and increases in the costs of grapes, labor and other necessary supplies or services have in the past negatively impacted, and in the future may negatively impact, New VWE Holdco’s results of operations and financial condition. Cost increases are certainly possible in the future. If such increases occur or exceed New VWE Holdco’s estimates and if New VWE Holdco is unable to increase the prices of its products or achieve cost savings to offset the increases, then New VWE Holdco’s results of operations will be harmed. Even if New VWE Holdco increases product prices in response to cost increases, such price increases may not be sustainable and could lead to declines in market share as competitors may not increase their prices or consumers may decide not to pay the higher prices. In the alternative, an extreme oversupply of grapes, such as occurred in California in the 2018 and 2019 harvests, can lead to a glut of grape supply and declines in value of the harvest.

If New VWE Holdco is unable to identify and obtain adequate supplies of quality agricultural, raw and processed materials, including corks, glass bottles, barrels, winemaking additives and agents, water and other supplies, or if there is an increase in the cost of the commodities or products, then New VWE Holdco’s profitability could be negatively impacted, which would adversely affect New VWE Holdco’s business, results of operations and financial condition.

New VWE Holdco will use a large volume of raw materials, in addition to grapes, to produce and package wine, including corks, barrels, winemaking additives and water, as well as large amounts of packaging materials such as metal, cork, glass and cardboard. New VWE Holdco will purchase raw materials and packaging materials under contracts of varying maturities from domestic and international suppliers.

Glass bottle costs will be one of New VWE Holdco’s largest packaging components of cost of goods sold. In North America, glass bottles have only a small number of producers. Currently, the majority of VWE’s glass containers are sourced from the United States while a minority are sourced from Mexico, Taiwan and Chile. An inability of any of New VWE Holdco’s glass bottle suppliers to satisfy New VWE Holdco’s requirements could materially and adversely affect New VWE Holdco’s business. In addition, costs and programs related to mandatory recycling and recyclable materials deposits could be adopted in states of manufacture, imposing additional and unknown costs to manufacture products utilizing glass bottles. The amount of water available for use is important to the supply of grapes and winemaking, other agricultural raw materials and New VWE Holdco’s ability to operate its business. If climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality, which could affect production costs, consistency of yields or impose capacity constraints. New VWE Holdco will depend on sufficient amounts of quality water for operation of its wineries, as well as to irrigate its vineyards and conduct other operations. The suppliers of the grapes and other agricultural raw materials purchased by New VWE Holdco also depend upon sufficient supplies of quality water for their vineyards and fields. Prolonged or severe drought conditions in the western United States or restrictions imposed on irrigation options by governmental authorities could have an adverse effect on New VWE Holdco’s operations. If water available to New VWE Holdco’s operations or the operations of New VWE Holdco’s suppliers becomes scarcer, restrictions are placed on usage of water or the quality of that water deteriorates, then New VWE Holdco may incur increased production costs or face manufacturing constraints that could negatively affect production. Even if quality water is widely available to New VWE Holdco, water purification and waste treatment infrastructure limitations could increase New VWE Holdco’s costs or constrain operation of New VWE Holdco’s production facilities and vineyards. Any of these factors could adversely affect New VWE Holdco’s business, results of operations and financial results.

New VWE Holdco’s production facilities also use a significant amount of energy in their operations, including electricity, propane and natural gas. VWE has experienced increases in energy costs in the past, and energy costs could rise in the future, which would result in higher transportation, freight and other operating costs, such as ageing and bottling expenses. New VWE Holdco’s freight cost and the timely delivery of wines could be adversely affected by a number of factors that could reduce the profitability of operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. In addition, increased labor costs or insufficient labor supply could increase New VWE Holdco’s production costs.

The supply and the price of raw materials, packaging materials and energy and the cost of energy, freight and labor used in our productions and distribution activities could be affected by a number of factors beyond New VWE Holdco’s control, including market demand, global geopolitical events (especially their impact on energy prices), economic factors affecting growth decisions, exchange rate fluctuations and inflation. To the extent that any of these factors, including supply of goods and energy, affect the prices of ingredients or packaging, or New VWE Holdco does not effectively or completely hedge changes in commodity price risks, or is unable to recoup costs through increases in the price of finished wines, New VWE Holdco’s business, results of operations and financial condition could be adversely affected.

New VWE Holdco’s wholesale operations and wholesale revenues depend largely on independent distributors whose performance and continuity is not assured.

New VWE Holdco’s wholesale operations generate revenue from products sold to distributors, who then sell them to off-premise retail locations such as grocery stores, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars. Sales to distributors are expected to continue to represent a substantial portion of New VWE Holdco’s revenues in the future. A change in relationships with one or more significant distributors could harm New VWE Holdco’s business and reduce sales. The laws and regulations of several states prohibit changes of distributors except under certain limited circumstances, which makes it difficult to terminate a distributor for poor performance without reasonable cause as defined by applicable statutes. Difficulty or inability with respect to replacing distributors, poor performance of major distributors or inability to collect accounts receivable from major distributors could harm New VWE Holdco’s business. There can be no assurance that existing distributors and retailers will continue to purchase New VWE Holdco products or provide New VWE Holdco products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices.

The loss or significant decline of sales to one or more of New VWE Holdco’s more important distributors, marketing companies or retailers could have adverse effects on its results of operations, financial condition and prospects.

New VWE Holdco derive significant revenue from distributors and marketing companies such as Deutsch Family Wine and Spirits, Republic National Distributing Company and Southern Glazer’s Wine & Spirits, and from retail business customers such as Costco, Albertson’s and Target. The loss of one or more of these customers, or significant decline in the volume of sales made to them, could have adverse effects on New VWE Holdco’s results of operations, financial condition and prospects.

Reputational damage to its brands would harm New VWE Holdco’s business.

The strength of New VWE Holdco’s portfolio of brands is critical to the success of its business. As a brand-led organization, managing the reputation of brands and mitigating the potential damage to brands from internal and external activity (including counterfeited product, black market trade, inaccurate media coverage, unsatisfactory supplier performance and product quality issues) is critical to New VWE Holdco’s business success. Failure to protect and effectively manage New VWE Holdco’s portfolio of brands could result in significant reputational harm, which would adversely affect New VWE Holdco’s financial condition and results of operations.

New VWE Holdco could be negatively impacted by the occurrence of wine contamination.

New VWE Holdco is subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of New VWE Holdco wine could result in destruction of New VWE Holdco wine held in inventory and could cause the need for a product recall, which could significantly damage New VWE Holdco’s reputation for product quality. New VWE Holdco will maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, New VWE Holdco’s insurance might not be sufficient to fully cover any resulting liability or might not continue to be available at a price or on terms that are satisfactory to New VWE Holdco.

New VWE Holdco’s insurance coverage may not be adequate to cover all possible losses that New VWE Holdco could suffer, and its insurance costs may increase.

New VWE Holdco’s insurance coverage may not be adequate to cover all possible losses that New VWE Holdco could suffer, and its insurance costs may increase. In addition, while New VWE Holdco’s insurance policies do not cover certain risks, its insurance policies do not cover all types of losses and liabilities. There can be no assurance that New Holdco VWE’s insurance will be sufficient to cover the full extent of all losses or liabilities. New VWE Holdco also cannot guarantee that it will be able to renew its current insurance policies or coverages on favorable terms, or at all. In addition, if New VWE Holdco were to sustain significant insurable losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected.

Information technology system changes could harm New VWE Holdco by disrupting its business or increasing the cost of doing business.

New VWE Holdco relies on various information technology systems to manage its operations. As necessary, New VWE Holdco will implement modifications and upgrades to these systems, and replaces certain of its legacy systems with successor systems with new functionality. There are inherent costs and risks associated with modifying or changing these systems and implementing new systems, including potential disruption of New VWE Holdco’s internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into the previous systems. In addition, New VWE Holdco’s information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions of New VWE Holdco’s business and have adverse effects on New VWE Holdco’s results of operations.

A failure of one or more of New VWE Holdco’s key IT systems, networks, processes, associated sites or service providers could adversely affect New VWE Holdco’s business and, if the failure is prolonged, New VWE Holdco’s financial condition.

New VWE Holdco will rely on IT systems, networks, and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided and used by third parties or their vendors, to assist in the management of New VWE Holdco’s business. The various uses of these IT systems, networks and services include, but are not limited to: hosting internal network and communication systems; tracking bulk wine; supply and demand planning; production; shipping wine to customers; hosting winery websites and marketing products to consumers; collecting and storing customer, consumer, employee, shareholder and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal and tax requirements; providing data security; and handling other processes necessary to manage the business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of New VWE Holdco’s IT systems, networks and services, as well as the confidentiality, availability, and integrity of New VWE Holdco’s data. VWE has in the past, and New VWE Holdco may in the future, experience cyberattacks and other unauthorized attempts to access its IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, New VWE Holdco or its vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If New VWE Holdco is unable to efficiently and effectively maintain and upgrade system safeguards, then New VWE Holdco may incur unexpected costs and certain of its systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of New VWE Holdco data could be at risk or VWE may incur unforeseen costs impacting its financial condition. Although New VWE Holdco will carry insurance covering cyber-attacks including ransomware, these coverages are subject to deductibles and self-insured portions, as well as coverage limits that could be below the value of losses that New VWE Holdco could incur. If the IT systems, networks or service providers that New VWE Holdco relies upon fail to function properly, or if New VWE Holdco suffers a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, then New VWE Holdco may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and New VWE Holdco may suffer interruptions in its ability to manage operations and reputational, competitive or business harm, which could adversely affect the business, results of operations and financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and New VWE Holdco could suffer financial and reputational damage because of lost or misappropriated confidential information belonging to the company or to its employees, shareholders, customers, suppliers, consumers or others. In any of these events, New VWE Holdco could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. As a result of the COVID-19 pandemic, a greater number of New VWE Holdco employees are working remotely and accessing its IT systems and networks remotely, which may further increase its vulnerability to cybercrimes and cyberattacks and increase the stress on the company’s technology infrastructure and systems.

New VWE Holdco’s failure to adequately maintain and protect personal information of customers or employees in compliance with evolving legal requirements could have adverse effects on its business.

New VWE Holdco will collect, use, store, disclose and transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of its business. A wide variety of local and international laws as well as regulations and industry guidelines apply to the privacy and collecting, storing, use, processing, disclosure and protection of personal information and may be inconsistent among countries or conflict with other rules. Data protection and privacy laws and regulations are changing, subject to differing interpretations, are being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at federal and state levels, including new laws that may impact New VWE Holdco’s operations. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which went into effect on January 1, 2020, and began being enforced on July 1, 2020. The CCPA defines “personal information” in a broad manner and generally requires companies that process personal information of California residents to make new disclosures about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties or the sale of personal information, allows consumers to exercise certain rights with respect to any personal information collected and provides a new cause of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA and provides for new rights and/or requires additional disclosure, was recently approved by ballot initiative during the November 3, 2020 general election. There remains significant uncertainty regarding the implementation of the CPRA, which may require New VWE Holdco to incur additional expenditures to ensure compliance. Also, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. A number of other states have proposed other similar laws to the CCPA or CPRA, each with slightly different and sometimes conflicting requirements. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at federal and state levels may require New VWE Holdco to modify its data processing practices and policies and to incur substantial expenditures in order to comply.

Global privacy and data protection legislation, enforcement and policy activity also are rapidly expanding and evolving and may be inconsistent from jurisdiction to jurisdiction. For example, in 2016, the E.U. adopted the General Data Protection Regulation (“GDPR”), which took effect on May 25, 2018. The GDPR imposes requirements that may limit how New VWE Holdco is permitted to process data on behalf of itself, and VWE may be required to incur significant additional costs to comply with these requirements. Applicable laws, regulations and court decisions in the E.U. relating to privacy and data protection could also affect New VWE Holdco’s ability to transfer personal information (or personal data as defined by the GDPR) internationally.

Compliance with applicable privacy and data protection laws and regulations is a rigorous and time-intensive process. New VWE Holdco may need to put in place additional mechanisms assuring compliance with the new privacy and data protection laws and regulations. New VWE Holdco’s actual or alleged failure to comply with any applicable privacy and data protection laws and regulations, industry standards or contractual obligations, or to protect such information and data that New VWE Holdco processes, could result in litigation, regulatory investigations and enforcement actions against New VWE Holdco, including fines, orders, public censure, claims for damages by employees, customers and other affected individuals, public statements against New VWE Holdco by consumer advocacy groups, damage to New VWE Holdco’s reputation and competitive position and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have adverse effects on New VWE Holdco’s business, financial condition and results of operations. Evolving and changing definitions of personal information, personal data and similar concepts within the E.U., the United States and elsewhere, especially relating to classification of IP addresses, device identifiers, location data, household data and other information that New VWE Holdco may collect, may limit or inhibit New VWE Holdco’s ability to operate or expand its business, including limiting the use of personal information for marketing purposes (such as behavioral advertising) and limiting commercial arrangements that may involve the sharing of such information and data. Additionally, if third parties that New VWE Holdco works with, such as vendors or developers, violate applicable laws or New VWE Holdco’s policies, then such violations may also place personal information at risk and have an adverse effect on New VWE Holdco’s business. Even the perception of privacy concerns, whether or not valid, may harm New VWE Holdco’s reputation, subject New VWE Holdco to regulatory scrutiny and investigations, and inhibit adoption of New VWE Holdco’s wines by existing and potential customers.

Wine club member attrition could adversely affect New VWE Holdco.

New VWE Holdco incurs significant upfront costs to originate new club members in the expectation that they will remain New VWE Holdco club members for several years after joining. Reasons for attrition, when it occurs, include problems experienced with the quality of New VWE Holdco products or services, unfavorable general economic conditions, adverse publicity or a preference for lower pricing of competitors’ products and services. If New VWE Holdco fails to retain its club members for a sufficient period of time after signing them, then New VWE Holdco results of operations could be materially and adversely affected.

New VWE Holdco’s advertising and promotional investments may not be effective.

New VWE Holdco has incurred, and expects to continue to incur, advertising and promotional expenditures to enhance its winery brands and raise consumer awareness in both existing and emerging categories. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in New VWE Holdco’s results of operations. While New VWE Holdco will strive to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results. There is no guarantee that advertising and promotional expenditures will be effective in building brand strength or in growing repeat sales.

Decreases in wine quality ratings by important rating organizations could adversely affect New VWE Holdco.

Many of New VWE Holdco’s brands are issued ratings by local or national wine rating organizations. In the wine industry, higher product ratings usually translate into greater demand and higher pricing. Although some New VWE Holdco brands have been rated highly in the past, and New VWE Holdco believes its farming and winemaking activities will be of a quality to generate good ratings in the future, New VWE Holdco has no control over ratings issued by third parties, which may or may not be favorable in the future. Significant or persistent declines in the ratings issued to New VWE Holdco wines could have adverse effects on its business.

New VWE Holdco’s inability to protect its trademarks and other intellectual property rights could adversely affect its business.

New VWE Holdco’s business relies on intellectual property, mainly consisting of trademarks, customer lists and business practices. New VWE Holdco will not register its business practices or customer lists, but they will be kept highly confidential and considered trade secrets and, as such, will be accessible to a very limited number of people within New VWE Holdco. Although New VWE Holdco believes that it will not rely significantly on any individual intellectual property right, a breach of confidentiality with respect to the customer lists or business practices, or loss of access to them, or the future expiration of intellectual property trademark rights, could have adverse impacts on New VWE Holdco’s business.

New VWE Holdco will rely in part on confidentiality agreements, ownership of intellectual property, and non-competition agreements with employees, vendors and third parties in order to protect its intellectual property. It is possible that these agreements could be breached and that New VWE Holdco might lack an adequate remedy for breach. Disputes may arise concerning the ownership of intellectual property or the extent to which the confidentiality agreements remain in force. Furthermore, New VWE Holdco’s trade secrets may become revealed to its competitors or developed independently by them, in which case New VWE Holdco will not be able to enjoy exclusive use of some of its formulas or maintain confidentiality concerning its products.

New lines of business or new products and services could subject New VWE Holdco to additional risks.

New VWE Holdco may invest in new lines of business, or may offer new products, such as within its spirits business or, upon federal legalization of cannabis, cannabis-infused beverages. There are risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, New VWE Holdco may invest significant time and resources. External factors, such as regulatory compliance obligations, competitive alternatives, lack of market acceptance and shifting consumer preferences, may also affect the successful implementation of a new line of business or a new product or service. With respect to cannabis-infused beverages, even if the federal government legalizes medical and/or adult-use cannabis, significant delays in the drafting and implementation of industry regulations and licensing and the costs associated with burdensome regulations and taxes could adversely impact New VWE Holdco’s ability to operate profitably in the cannabis-infused beverage industry. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have adverse effects on New VWE Holdco’s business, results of operations and financial condition.

Projections are subject to significant risks, assumptions, estimates and uncertainties and historical financial information prior to fiscal 2017 has not been audited in accordance with PCAOB standards. As a result, VWE’s revenues, expenses and profitability for these future and historical periods are subject to uncertainty and may differ materially from the amounts set forth herein.

In connection with the Transaction, the BCAC board of directors considered, among other things, internal financial forecasts of VWE for and historical financial information for periods prior to the year ended December 31, 2017 that has not been audited in accordance with PCAOB standards. Such internal financial forecasts speak only as of the date made and are subject to significant economic, competitive, industry and other uncertainties, including availability of capital, and may not be achieved in full, at all or within projected timeframes. Further, as a result of continued and unprecedented market disruption resulting from COVID-19, these projections are even more uncertain in terms of reflecting actual future results. The failure of New VWE Holdco’s business to achieve projected results could have a material adverse effect on New VWE Holdco’s share price and financial position following the Transaction. In addition, such historical financial information for periods prior to fiscal 2017 are derived entirely from financial information provided by the management of VWE. Accordingly, although BCAC believes such information to be accurate, such information has not been audited in accordance with PCAOB standards. Accordingly, BCAC cannot assure you that such financial information of VWE for those periods would not be materially different if such information had been audited in accordance with PCAOB standards.

Litigation relating to alcohol abuse or the misuse of alcohol could adversely affect New VWE Holdco’s business.

There has been increased public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to alcohol abuse, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. Several beverage alcohol producers have been sued regarding alleged advertising practices relating to underage consumers. Adverse developments in these or similar lawsuits or a significant decline in the social acceptability of beverage alcohol products that could result from such lawsuits could materially adversely affect New VWE Holdco’s business.

New VWE Holdco will engage in transactions with related parties. Such transactions present possible conflicts of interest that could have adverse effects on New VWE Holdco’s business, results of operations and financial condition.

VWE has in the past entered into a number of transactions with related parties. Related party transactions create the possibility of conflicts of interest with regard to New VWE Holdco’s management, including that:

•	New VWE Holdco may enter into contracts between it, on the one hand, and related parties, on the other, that are not a result of arm’s-length transactions; and

•

New VWE Holdco’s executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to New VWE Holdco as well as to such other related parties and may present such business opportunities to such other parties.

Such conflicts could cause an individual in New VWE Holdco management to seek to advance his or her economic interests or the economic interests of certain related parties above New VWE Holdco’s. Conversely, New VWE Holdco might not be able to enter into transactions with third parties on terms as favorable as the terms of existing transactions with related parties. For these reasons, it is possible that one or more conflicts of interest could have adverse effects on New VWE Holdco’s business, results of operations and financial condition.

Risks Related to Human Capital Management by New VWE Holdco

New VWE Holdco competes for skilled management and labor; Its future success depends in large part on key personnel, especially Patrick Roney; New VWE Holdco’s business would suffer if it were to fail for any reason to retain any of its key personnel and fail to replace any who may be lost with a highly skilled successor.

New VWE Holdco could experience significant increases in operating costs and reduced profitability due to competition for skilled management and labor. New VWE Holdco competes with other entities for skilled management and labor, including entities that operate in different market sectors. Costs to recruit and retain adequate personnel, the loss of personnel, inability to attract and retain other qualified personnel or a labor shortage that reduces the pool of qualified candidates could, in any such case, adversely affect New VWE Holdco’s business.

New VWE Holdco’s future success depends in large part on its ability to retain and motivate to a high degree its senior management team. The loss of services of members of senior management could have a negative impact on New VWE Holdco’s results of operations and its ability to implement its strategy. The loss of its Chief Executive Officer, Patrick Roney, for any reason would be especially damaging.

New VWE Holdco’s success also depends on retaining and motivating proficient winemakers, grape growers and other skilled personnel. New VWE Holdco operates in a highly specialized market, where product quality is of critical importance and having skilled personnel is necessary for ensuring the supply of high-quality products. If a number of such employees were to leave at the same time, then New VWE Holdco could encounter difficulties in finding replacements with equivalent experience and abilities, a situation which could impair New VWE Holdco’s capabilities.

VWE’s management has limited experience operating a public company; This could lead to diversion of time otherwise spent on business operations and could necessitate the incurrence of additional costs to staff for regulatory expertise.

Although BCAC’s directors and officers have substantial public market experience, VWE’s executive officers have limited experience in the management of a publicly traded company subject to significant regulatory oversight and reporting obligations under federal securities laws. New VWE Holdco’s management team might not successfully or effectively manage New VWE Holdco’s transition to a public company after the Transaction. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of New VWE Holdco. It is possible that New VWE Holdco will be required to expand its employee base and hire additional qualified personnel, or engage additional outside consultants and professionals, to support its operations as a public company, increasing its operating costs in future periods.

Risks Related to State and U.S. Federal Regulation of New VWE Holdco’s Business

New VWE Holdco’s failure to obtain or maintain necessary licenses or otherwise fail to comply with applicable laws and regulations could have adverse effects on its results of operations, financial condition and business.

There is a complex multi-jurisdictional regime governing alcoholic beverage manufacturing, distribution, sales and marketing in the United States. The alcoholic beverages industry, in which New VWE Holdco operates, is subject to extensive regulation by the TTB (and other federal agencies), each state’s liquor authority, and potentially local authorities depending on location. These regulations and laws dictate such matters as licensing requirements, production, importation, ownership restrictions, trade and pricing practices, permitted distribution channels, delivery, prohibitions on sales to minors, permitted and required labeling, and advertising and relations with wholesalers and retailers. These laws, regulations and licensing requirements may, and sometimes are, interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other legal mandates or with New VWE Holdco’s business practices. Further, these laws, rules, regulations and interpretations are constantly changing as a result of litigation, legislation, and agency priorities and could result in increased regulation. New VWE Holdco’s actual or asserted non-compliance with any such law, regulation or requirement could expose New VWE Holdco to investigations, claims, litigation, injunctive proceedings and other criminal or civil proceedings by private parties and regulatory authorities, as well as license suspension, license revocation, substantial fines and negative publicity, any of which could adversely affect New VWE Holdco’s results of operations, financial condition and business. New VWE Holdco relies on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect New VWE Holdco’s business.

Failure to comply with environmental, health and safety laws and regulations would expose New VWE Holdco to civil and criminal liability.

The laws and regulations concerning the environment, health and safety may subject New VWE Holdco to civil liability for non-compliance or environmental pollution. Such laws may include criminal sanctions (including substantial penalties) for violations. Some environmental laws also include provisions imposing strict liability for the release of hazardous substances into the environment, which could result in New VWE Holdco becoming liable for clean-up efforts without any negligence or fault on its part. Other environmental laws impose liability jointly and severally, which could expose New VWE Holdco to responsibility for cleaning up environmental pollution caused by others.

In addition, some environmental, health and safety laws are applied retroactively such that they could impose liability for acts done in the past even if such acts were carried out in accordance with the law in force at the time. Civil or criminal liability under such laws could have adverse effects on New VWE Holdco’s business, results of operations and financial condition.

New VWE Holdco may also become subject to claims for personal injury or property damage arising from exposure to hazardous substances if personal injury or environmental contamination was ostensibly caused by activity at one of its production sites. Such legal proceedings could be instituted by private individuals or non-governmental organizations.

In addition, any expansion of New VWE Holdco’s existing facilities or development of new vineyards or wineries, or any expansion of New VWE Holdco’s business into new product lines or new geographic markets, may be limited by present and future environmental restrictions, zoning ordinances and other legal requirements.

New VWE Holdco is subject to legal or regulatory measures to address water scarcity.

New VWE Holdco depends upon agricultural activity and natural resources, including the availability of water. The quality and quantity of water available for use is important to the supply of grapes and to New VWE Holdco’s ability to make wine. Measures enacted to address climate change, and other environmental factors beyond New VWE Holdco’s control, could reduce grape production and adversely impact New VWE Holdco’s financial condition and results of operations.

Risks Related to New VWE Holdco’s Financial Condition

The terms of the VWE Credit Facility, which will remain in place following Closing, may restrict New VWE Holdco’s flexibility; Failure to comply with such terms would have a variety of adverse effects.

The VWE Credit Facility, which will remain in place following the Closing, contains various covenants and restrictions that may, in certain circumstances and subject to carve-outs and exceptions, limit New VWE Holdco’s ability to, among other things:

•	create liens;

•	make loans to third parties;

•	incur additional indebtedness;

•	make capital expenditures in excess of agreed upon amounts;

•	merge or consolidate with another entity;

•	dispose of its assets;

•	make dividends or distributions to its shareholders;

•	change the nature of its business;

•	amend its organizational documents;

•	make accounting changes; and

•	conduct transactions with affiliates.

Under the VWE Credit Facility, New VWE Holdco will also be required to maintain compliance with a minimum fixed charge coverage ratio covenant (not less than 1.10:1:00).

As a result of the covenants and other restrictions contained in the VWE Credit Facility, New VWE Holdco will be limited in how it may choose to conduct its business. New VWE Holdco cannot guarantee that it will be able to remain in compliance with these covenants and other restrictions or be able to obtain waivers for noncompliance in the future. Failure to comply with the covenants and other restrictions contained in its debt instruments would likely have adverse effects on its financial condition and business by impairing its ability to continue financing its business.

Of particular significance, New VWE Holdco could in the future be forced to repay immediately and in full any outstanding borrowings under the VWE Credit Facility if it were to breach its covenants and not cure the breach, even if it could otherwise satisfy its debt service obligations. Also, if New VWE Holdco were in the future to experience a change of control, as defined in the VWE Credit Facility, it could be required to repay in full all loans outstanding thereunder, plus accrued interest and fees.

New VWE Holdco’s ability to make scheduled payments on or to refinance its debt obligations depends on its financial condition, its results of operations and its ability to receive dividend payments from subsidiaries, which are subject to business, economic and competitive conditions, regulatory requirements and other factors beyond our control. If New VWE Holdco’s cash flows and capital resources were insufficient to fund New VWE Holdco’s debt service obligations, then New VWE Holdco could be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures might not succeed and might not permit New VWE Holdco to satisfy its scheduled debt service obligations. In addition, the terms of existing or future debt instruments could restrict New VWE Holdco from adopting some of these alternatives.

VWE uses interest rate swap agreements to manage its exposure to interest rate fluctuations associated with its variable rate debt. New VWE Holdco may be exposed to interest rate risk based on its ability to hedge effectively, as well as risk related to nonperformance based on the creditworthiness of counterparties to these agreements.

VWE has entered into interest rate swap agreements in an attempt to limit its exposure to changes in prevailing interest rates. While VWE’s intended strategy is to minimize the impact to its interest cost due to increases in interest rates applicable to its variable rate debt, there can be no assurance that this strategy will be effective. VWE also is exposed to potential credit losses due to the risk of non-performance of counterparties to these agreements. Consequently, New VWE Holdco may experience credit-related losses in the future.

New VWE Holdco may be adversely affected by the phase-out of, or changes in the method of determining, the London Interbank Offered Rate (“LIBOR”), or the replacement of LIBOR with different reference rates.

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on U.S. dollar-denominated loans globally. The VWE Credit Facility uses LIBOR as a reference rate such that the interest due to VWE’s creditors under this facility is calculated using LIBOR.

On July 27, 2017, the U.K.’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect New VWE Holdco’s results of operations, cash flows and liquidity. New VWE Holdco cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. VWE may need to renegotiate its credit facility or incur other indebtedness. Changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, could negatively impact the terms of such renegotiated credit facility or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, New VWE Holdco might need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to New VWE Holdco’s interest expense.

If New VWE Holdco’s intangible assets or goodwill become impaired, then New VWE Holdco may be required to record charges to earnings, which could be significant.

VWE has, and New VWE Holdco will have, substantial intangible assets and goodwill on its balance sheet as a result of acquisitions that VWE has completed. VWE reviews, and New VWE Holdco will review, intangible assets and goodwill for impairment annually or more frequently if events or circumstances indicate that these assets might be impaired. Application of impairment tests requires judgment. A significant deterioration in a key estimate or assumption or a less significant deterioration to a combination of assumptions or the sale of a part of a reporting unit could result in an impairment charge in the future, which could have an impact, possibly significant, on New VWE Holdco’s reported earnings.

New VWE Holdco values its inventory using the FIFO method, which could put pressure on New VWE Holdco’s margins.

The cost of New VWE Holdco’s inventories is determined using the first-in, first-out (“FIFO”) method. Under the FIFO inventory costing method, the cost of materials included in cost of sales may be different than the current market price at the time of sale of New VWE Holdco’s products due to the length of time from the acquisition of raw material to the sale of the finished product. In a period of decreasing raw material costs, the FIFO inventory valuation normally results in higher costs of sales as compared to the last-in, first-out method. This could result in compression of the gross margin on New VWE Holdco’s product sales.

Risks Related to the Transaction

Since the Sponsor will lose its investment in BCAC if a qualifying acquisition is not completed, a conflict of interest may arise in determining whether the Transaction is appropriate.

The Sponsor will not be entitled to redeem its BCAC Founder’s Shares in connection with a qualifying acquisition and will not be entitled to access the escrow account in respect thereof upon a winding-up of BCAC. In addition, the Sponsor purchased 12,000,000 BCAC Founder’s Warrants at an offering price of $1.00 per BCAC Founder’s Warrant (for an aggregate purchase price of U.S.$12,000,000) in connection with the IPO. Pursuant to the Transaction Agreement, the Sponsor has agreed to surrender to BCAC 3,000,000 BCAC Founder’s Shares and 4,000,000 BCAC Founder’s Warrants. The Sponsor agreed not to transfer any of the BCAC Founder’s Shares or the BCAC Founder’s Warrants until after the closing of BCAC’s qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the TSX. As a result, the Sponsor may have interests in the Transaction that may be different from, or in addition to, the interests of shareholders generally.

Completion of the Transaction is subject to a number of conditions precedent and required approvals; if BCAC and VWE are unable to complete the Transaction in a timely manner or at all, BCAC will wind-up.

Some of the conditions precedent that are required in order to complete the Transaction are outside BCAC’s control, including, without limitation, (a) the required approval by the shareholders of VWE and BCAC, (b) approval under the HSR Act, (c) certain approvals from the OSC, SEC TSX and Nasdaq (see “Corporate Structure—Summary of the Transaction Agreement”) and (d) VWE obtaining a waiver or amendment of any event of default under the VWE Credit Facility that would result from the consummation of the Transaction. There can be no certainty, nor can BCAC provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If certain approvals and consents are not received prior the closing of the Transaction, or if certain conditions are not satisfied, BCAC and/or VWE, as applicable, may decide to proceed nonetheless, or may either delay or amend the implementation of all or part of the Transaction, including possibly delaying the completion of the Transaction in order to allow sufficient time to complete or satisfy such matters. In addition, any delay in completing the Transaction could cause New VWE Holdco to not realize some or all of the benefits that the parties expect New VWE Holdco to achieve following the Transaction.

If the Transaction is delayed, then the market value of BCAC could decline to the extent that its market value reflects an assumption that the Transaction will not be completed on the expected timeline.

Furthermore, BCAC is a special purpose acquisition corporation and is subject to a mandatory liquidation requirement should it fail to consummate a qualifying acquisition within the Permitted Timeline. Therefore, it is likely that if the Transaction is delayed or not completed and the Transaction Agreement is terminated, then BCAC will be required to (i) cease all operations except for the purpose of winding-up; and (ii) as promptly as reasonably possible redeem 100% of the Class A Restricted Voting Shares for cash.

The Transaction may be terminated in certain circumstances.

Each of BCAC and VWE has the right to terminate the Transaction Agreement in certain circumstances and not complete the Transaction. Specifically, among other conditions, either of BCAC and VWE has the right to terminate the Transaction Agreement by mutual consent, by any Party if the closing of the Transaction shall not have occurred by the Outside Date.

The regulatory approvals required in connection with the Transaction might not be obtained or might contain materially burdensome conditions.

Completion of the Transaction is conditioned upon the receipt of certain regulatory approvals, and neither VWE nor BCAC can provide assurance that these approvals will be obtained. If any conditions or changes to the proposed structure of the Transaction are required to obtain these regulatory approvals, then that may have the effect of jeopardizing or delaying completion of the Transaction or reducing the anticipated benefits of the Transaction. If BCAC or VWE agrees to any material conditions in order to obtain any approvals required to complete the Transaction, then the results of operations and prospects of New VWE Holdco may be adversely affected.

Tax on corporate emigration under the Tax Act could adversely affect New VWE Holdco.

The “corporate emigration” rules in the Tax Act will apply to BCAC upon BCAC ceasing to be resident in Canada for the purposes of the Tax Act. BCAC will also have a deemed tax year-end immediately prior to the time it ceases to be resident in Canada for purposes of the Tax Act. BCAC will cease to be resident in Canada for the purposes of the Tax Act at the time of the Continuance. Each property owned by BCAC immediately before the deemed year-end will be deemed to have been disposed of by BCAC for proceeds of disposition equal to the fair market value of each such property at that time. Any gains or losses realized by BCAC from the deemed disposition will be taken into account when determining the amount of BCAC’s taxable income for the taxation year which is deemed to end immediately before the Continuance. BCAC currently expects that any tax on corporate emigration under the Tax Act will be minimal, but there can be no assurance in this regard.

BCAC will also be required to pay a special departure tax under the Tax Act as a result of the Continuance. Provided that BCAC becomes a resident of the United States for purposes of the Canada- United States Income Tax Agreement at the time of the Continuance, such departure tax will generally be equal to 5% of the amount by which (i) the fair market value of BCAC’s assets immediately before the Continuance exceeds (ii) the aggregate of its liabilities and the paid-up capital in respect of its issued and outstanding shares immediately before the Continuance.

Management of BCAC currently expects that it will not incur a material amount of Canadian income tax as a result of the Continuance, although there can be no assurance in this regard. This expectation is based in part on determinations of factual matters, including determinations regarding the fair market value of BCAC’s assets and tax attributes, and the paid-up capital for purposes of the Tax Act in respect of its issued and outstanding shares, any or all of which could change prior to the effective time of the Continuance, and also depends in part on factors or circumstances beyond BCAC’s control and as to which only incomplete information may be available. Moreover, there can be no assurance that the Canada Revenue Agency will accept the valuations or the positions that BCAC has adopted in calculating the amount of Canadian tax that will be payable in connection with the Transaction.

Redemptions of Class A Restricted Voting Shares.

Holders of Class A Restricted Voting Shares can submit for redemption all or a portion of their Class A Restricted Voting Shares, which will become shares of New VWE Holdco common stock upon the Continuance, redeemed in exchange for the Redemption Amount. See “Corporate Structure—Redemption Rights”. A redemption of the Class A Restricted Voting Shares (or, following the Continuance, New VWE Holdco common stock) will directly reduce the funds available to New VWE Holdco and if there are high levels of redemptions there may be limited cash available at Closing which may negatively impact New VWE Holdco’s ability to execute on its strategy following the closing of the Transaction, limit its growth and may have a material adverse effect upon future profitability of New VWE Holdco going forward.

There are certain costs related to the Transaction that must be paid even if the Transaction is not completed.

There are certain costs related to the Transaction, such as those for legal and accounting advisory services and for producing this prospectus that must be paid even if the Transaction is not completed. There are also opportunity costs associated with the diversion of management’s attention away from the conduct of business in the ordinary course. These costs may have an adverse impact on BCAC’s financial position.

Subsequent to the completion of the Transaction, New VWE Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the financial condition, results of operations and New VWE Holdco common stock price, which could cause investors to lose some or all of their investment.

Although BCAC conducted due diligence on VWE, BCAC cannot assure that this diligence revealed all material issues that may be present in VWE’s business, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of either party’s control will not later arise. As a result, New VWE Holdco may be forced to later write down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with BCAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New VWE Holdco’s liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions. In addition, charges of this nature may cause New VWE Holdco to be unable to obtain future financing on favorable terms or at all.

BCAC Warrants will become exercisable for shares of New VWE Holdco common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to shareholders.

If the Transaction is completed, outstanding BCAC Warrants to purchase an aggregate of 26,000,000 New VWE Holdco common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. Each BCAC Warrant entitles the holder thereof to purchase one share of New VWE Holdco common stock at an exercise price of U.S$11.50, subject to anti-dilution adjustments, which will become exercisable only commencing 65 days after the completion of the Transaction. The extent to which such BCAC Warrants are exercised will result in dilution to the holders of shares of New VWE Holdco common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such BCAC Warrants may be exercised could adversely affect the market price of the New VWE Holdco common stock.

Even if the Transaction becomes effective, there is no guarantee that the BCAC Warrants will ever be in-the-money, and the BCAC Warrants may expire worthless.

Pursuant to the terms of the Warrant Agreement, the BCAC Warrants will be exercisable commencing 65 days following the closing of the Transaction for an exercise price of U.S.$11.50 per share of New VWE Holdco common stock. There is no guarantee that the BCAC Warrants will ever be in-the-money prior to their expiration, and as such, the BCAC Warrants may expire worthless.

The successful effect of the Transaction and the successful operation of the business thereafter will be largely dependent upon the efforts of certain key personnel, who are expected to stay with New VWE Holdco following the Transaction. The loss of such key personnel could negatively impact the operations and profitability of the post-combination business.

BCAC’s ability to successfully effect the Transaction and successfully operate the business is dependent upon the efforts of certain key personnel. Although key personnel are expected to remain with New VWE Holdco following the Transaction, it is possible that New VWE Holdco will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination business.

Risks Related to New VWE Holdco’s Business Structure

New VWE Holdco will have discretion in the use of proceeds.

New VWE Holdco will have discretion concerning the use of the net proceeds released from escrow on Closing, if any, as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of the board of directors and management of New VWE Holdco for the use of these proceeds. New VWE Holdco may use such proceeds other than as described under the heading “Use of Proceeds” if New VWE Holdco or management believe it would be in New VWE Holdco’s best interest to do so and in ways that a shareholder or an investor may not consider suitable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, New VWE Holdco’s business, operating results, financial condition or prospects could be adversely affected.

General Risks Related to New VWE Holdco including Capital Structure, Public Company and Tax Status and Capital Financing Policies

There can be no assurance that New VWE Holdco’s securities will be approved for listing on the TSX or Nasdaq following the Transaction, or if approved, that they will be able to comply with the continued listing requirements of the TSX and/or Nasdaq.

The Class A Restricted Voting Shares and the BCAC Warrants are listed on the TSX and the Class A Restricted Voting Shares are listed on Nasdaq. New VWE Holdco intends to seek approval for the listing of the New VWE Holdco common stock and the New VWE Holdco Warrants on the TSX under the symbols “VWE.U” and “VWE.WT.U” and the New VWE Holdco common stock on Nasdaq under the symbol “VWE”.

As part of the process for continued listing on the TSX and Nasdaq, respectively, following consummation of the Transaction, New VWE Holdco is required to provide evidence to the TSX and Nasdaq that it is able to meet the initial listing requirements of the TSX and Nasdaq, respectively, which are more rigorous than the TSX and Nasdaq’s continued listing requirements and include, among other things, a requirement that New VWE Holdco have 300 or more public holders, each holding one board lot or more for purposes of the TSX. and 300 or more unrestricted round lot holders, at least 150 of which hold unrestricted shares with a minimum value of $2,500 for Nasdaq purposes, and meet a minimum public float. New VWE Holdco’s ability to meet these listing requirements may depend, in part, on the number of shares of Class A Restricted Voting Shares that are redeemed in connection with the Transaction, as the number of redemptions may impact whether New VWE Holdco has at least 300 public holders or 300 unrestricted round lot holders upon the closing of the Transaction, among other initial listing requirements. New VWE Holdco’s continued listing has not yet been approved, and may not be approved if New VWE Holdco is unable to provide evidence satisfactory to the TSX and Nasdaq, respectively, that it will meet such listing requirements.

Approval for listing on Nasdaq of the New VWE Holdco common stock and the New VWE Holdco Warrants is a condition to closing of the Transaction. Both parties have waived the condition that the New VWE Holdco Warrants be approved for listing on Nasdaq and, accordingly, it is expected that the New VWE Holdco Warrants will only be listed on the TSX, which may result in a limited availability of market quotes and reduced liquidity for such warrants. Moreover, if the condition with respect to the listing of the New VWE Holdco common stock is not satisfied or waived, either BCAC or VWE would have the right to terminate the Transaction Agreement. If New VWE Holdco common stock is not approved for listing on Nasdaq and the conditions under the Transaction Agreement are not waived, or if, after the Transaction, the TSX or Nasdaq, as applicable, delists the New VWE Holdco common stock or the New VWE Holdco Warrants from trading for failure to meet the continued listing requirements, New VWE Holdco and its shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations;

•	reduced liquidity for the securities;

•

a determination that the security is a “penny stock”, which will require brokers trading in the securities to adhere to more stringent rules and possibly result in reduced level of trading activity in the secondary trading market for the securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

BCAC may not realize the benefits anticipated from the Transaction, which could adversely affect the New VWE Holdco common stock price.

The Transaction, if completed, will be an extraordinary transaction for BCAC and VWE. The anticipated benefits from the Transaction is, necessarily, based on projections and assumptions about the combined business of BCAC and VWE, which may not materialize as expected or which may prove to be inaccurate. New VWE Holdco’s ability to achieve the anticipated benefits will depend on its ability to successfully implement New VWE Holdco’s growth strategies, as well as the availability of cash. New VWE Holdco may encounter significant challenges with recognizing the anticipated benefits of the Transaction, including the following:

•

potential disruption of, or reduced growth in, New VWE Holdco’s historical core businesses, due to diversion of management attention and uncertainty with VWE’s current customer and supplier relationships;

•	challenges arising from the expansion of New VWE Holdco’s product offerings into adjacencies with which VWE has limited experience;

•	challenges arising from the expansion into jurisdictions where VWE does not currently operate or have significant operations;

•	coordinating sales and marketing efforts to effectively position New VWE Holdco’s capabilities and the direction of product development;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining VWE’s business with BCAC’s capital resources;

•	limitations prior to the completion of the Transaction on the ability of management of BCAC and of VWE to conduct planning regarding the operations of New VWE Holdco;

•	the increased scale and complexity of the New VWE Holdco’s operations resulting from the Transaction;

•	retaining key employees, suppliers and other stakeholders of VWE and BCAC;

•	retaining and efficiently managing New VWE Holdco’s expanded distributor and supplier base;

•	difficulties in anticipating and responding to actions that may be taken by competitors in response to the Transaction; and

•	BCAC’s assumption of and exposure to unknown or contingent liabilities of VWE.

If New VWE Holdco does not successfully manage these issues and the other challenges inherent in operating a business of its scale, then it may not achieve the anticipated benefits of the Transaction, could incur unanticipated expenses and charges and the results of operations and the market price of the New VWE Holdco common stock could be adversely affected.

The Transaction may result in significant charges or other liabilities that could adversely affect the results of operations of New VWE Holdco.

The results of operations of New VWE Holdco after the Transaction may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with VWE business developments.

In addition, upon the completion of the Transaction, New VWE Holdco will be liable for some or all of VWE’s liabilities, including unknown and contingent liabilities that VWE assumed in connection with their prior acquisitions that BCAC may have failed to or been unable to identify in the course of performing due diligence. A significant component of VWE’s growth in recent years has come through acquisitions. BCAC’s ability to accurately identify and assess the magnitude of the liabilities assumed by VWE in these acquisitions may be limited by, among other things, the information available to BCAC and VWE and the limited operating experience that VWE has had with these acquired businesses. If BCAC and VWE are not able to completely assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time, then New VWE Holdco’s future financial results could be adversely affected by unanticipated reserves or charges, unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on its business, operating results or financial condition. The price of New VWE Holdco common stock after the Transaction could decline to the extent that New VWE Holdco’s results of operations are affected by any of these events.

New VWE Holdco’s actual financial condition and results of operations after the Transaction may differ from the unaudited pro forma financial information included in this prospectus.

The unaudited pro forma financial information included in this prospectus is presented for illustrative purposes only and may not be an indication of New VWE Holdco’s actual financial condition or results of operations after the Merger. The unaudited pro forma financial information has been derived from the historical audited and unaudited consolidated financial information of BCAC and VWE, respectively, and certain adjustments and assumptions have been made after giving effect to the Transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with accuracy. For example, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by the parties to the Transaction. As a result, New VWE Holdco’s actual financial condition and results of operations after completion of the Transaction may not be consistent with, or evident from, the unaudited pro forma financial information.

In addition, the assumptions used in preparing the unaudited pro forma financial information may prove to be inaccurate, and other factors may affect New VWE Holdco’s financial condition or results of operations after the consummation of the Transaction. Any potential decline in New VWE Holdco’s financial condition or results of operations may cause significant variations in the market price of its common stock after the Transaction. For additional relevant information, see the section titled “Selected Consolidated Financial Information—Summary Pro Forma Consolidated Financial Information ” in this prospectus.

New VWE Holdco’s inability to integrate other recently acquired businesses or to successful complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

VWE has pursued an acquisition-intensive growth strategy in recent years. VWE has completed 20 brand and inventory acquisitions since 2010 and 10 in the last five years. VWE is still in the process of integrating recently acquired businesses and, after the Transaction, New VWE Holdco’s management team will also need to manage New VWE Holdco. The anticipated benefits and synergies from recently completed acquisitions may not materialize to the extent projected, or at all.

The terms of the Investor Rights Agreement, New VWE Holdco’s organizational documents and Nevada law could inhibit a takeover that New VWE Holdco Shareholders might consider favorable.

Features of the Investor Rights Agreement, the New VWE Holdco articles of incorporation and bylaws and Nevada law will make it difficult for any party to acquire control of New VWE Holdco in a transaction not approved by the New VWE Holdco Board. These features include:

•

until the 2028 Annual Meeting of shareholders of New VWE Holdco, the Roney Representative (which will be Patrick Roney, so long as he is alive) may designate five individuals (the “Roney Nominees”) and the Sponsor may designate four individuals (the “Sponsor Nominees”) in the slate of nominees recommended to New VWE Holdco Shareholders for election as directors at any annual or special meeting of the shareholders at which directors are to be elected, subject to reduction if either the VWE Investors or the Sponsor, respectively, reduces its ownership of shares of New VWE Holdco by 50% or more and certain other conditions are met;

•

the affirmative vote of shareholders holding at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock of New VWE Holdco will be required to amend or repeal certain provisions of the New VWE Holdco Constating Documents, including those relating to election, removal and replacement of directors, for five years following the closing of the Transaction;

•	the ability of the Board to issue and determine the terms of preferred stock;

•	advance notice for shareholder proposals and nominations of directors by shareholders to be considered at New VWE Holdco’s annual meetings of shareholders;

•	certain limitations on convening shareholder special meetings;

•	limiting the ability of shareholders to act by written consent; and

•	anti-takeover provisions of Nevada law.

These features may have an anti-takeover effect and could delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a New VWE Holdco Shareholder might consider in its best interest, including those attempts that might result in a premium over the market price of their common stock. See “Description of Securities—Anti-Takeover Effects of Nevada Law and Provisions of New VWE Holdco’s Constating Documents”.

Upon consummation of the Transaction, New VWE Holdco will be a holding company with no operations of its own and, as such, it will depend on its subsidiary for cash to fund its operations and expenses, including future dividend payments, if any.

The principal source of cash flow for New VWE Holdco will be distributions from its operating subsidiary, VWE. Therefore, the ability of New VWE Holdco to fund and conduct its business, service debt that it incurs and pay dividends, if any, will depend on the ability of its subsidiary to generate sufficient cash flow to make upstream cash distributions. VWE is a legal entity separate from New VWE Holdco and although it will be wholly-owned and controlled by New VWE Holdco, it has no obligation to make any funds available to New VWE Holdco, whether in the form of loans, dividends or otherwise. The ability of VWE to distribute cash to New VWE Holdco also will be subject to, among other things, restrictions that may be contained in its agreements (as entered into from time to time), availability of sufficient funds in VWE and applicable laws and regulatory restrictions. Claims of creditors of VWE generally will have priority as to the assets of VWE over claims of New VWE Holdco and claims of creditors and stockholders of New VWE Holdco. To the extent the ability of VWE to distribute dividends or other payments to New VWE Holdco is limited in any way, the ability of New VWE Holdco to fund and conduct business, service debt and pay dividends, if any, could be harmed.

New VWE Holdco’s future ability to pay dividends to holders of its common stock or repurchase shares of New VWE Holdco common stock or warrants is subject to the discretion of its Board and will be limited by its ability to generate sufficient earnings and cash flows.

New VWE Holdco does not expect to pay dividends, but the Board may determine that it is in the best interests of New VWE Holdco and its shareholders to approve a share repurchase program with respect to New VWE Holdco common stock and New VWE Holdco Warrants. Any share repurchase program would be publicly announced.

Payment of cash dividends on New VWE Holdco common stock, or any share repurchase program, will depend on New VWE Holdco’s ability to generate earnings and cash flows. Sufficient cash might not be available to pay such dividends or fund such repurchases. Payment of future dividends or repurchases, if any, will be at the discretion of New VWE Holdco’s Board and will depend upon a number of factors that such Board deems relevant, including future earnings, the success of business activities, capital requirements, the general financial condition and future prospects of the business and general business conditions. If New VWE Holdco is unable to generate sufficient earnings and cash flows from its business, then it may not be able to pay dividends on its common stock.

Dividends paid on the New VWE Holdco common stock may be subject to withholding tax.

Dividends paid on the New VWE Holdco common stock to Non-U.S. Resident Holders of Shares of New VWE Holdco common stock may be subject to U.S. withholding tax. See “Certain United States Federal Income Tax Considerations” for more information. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may be available to a Canadian Resident Holder, subject to the limitations and restrictions in the Tax Act. See “Certain Canadian Federal Income Tax Considerations—Dividends on New VWE Holdco common stock”. Dividends received on the New VWE Holdco common stock by U.S. Holders will not be subject to U.S. withholding tax. See “Certain United States Federal Income Tax Considerations”.

A holder that is both a Non-Canadian Resident Holder and a Non-U.S. Holder may be subject to U.S. withholding tax (see “Certain United States Federal Income Tax Considerations”) on dividends paid on the New VWE Holdco common stock. Such non-U.S. Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions in respect of any U.S. withholding tax applicable to dividends on the New VWE Holdco common stock.

If a court were to find the exclusive forum provision contained in the New VWE Holdco articles of incorporation to be inapplicable or unenforceable in an action, New VWE Holdco may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition. Even if New VWE Holdco is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

If securities or industry analysts do not publish research or reports about New VWE Holdco, if they adversely change their recommendations regarding New VWE Holdco common stock or if the results of operations of New VWE Holdco do not satisfy their expectations, then the share price and trading volume of New VWE Holdco common stock could decline.

The trading market for New VWE Holdco common stock will be influenced by the research and reports that industry or securities analysts publish about New VWE Holdco or its business. New VWE Holdco does not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on New VWE Holdco. If no securities or industry analysts commence coverage of New VWE Holdco, then the trading price of its common stock would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of New VWE Holdco or fail to publish such reports regularly, then New VWE Holdco could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. Moreover, if one or more of the analysts who cover New VWE Holdco downgrades the common stock, or if the results of operations of New VWE Holdco do not satisfy their expectations, then the share price and trading volume could decline.

New VWE Holdco may be a “controlled company” within the meaning of Nasdaq rules upon consummation of the Transaction. In that case, New VWE Holdco would qualify for, and would elect to rely upon, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of New VWE Holdco.

Immediately after the consummation of the Transaction and depending upon the level of redemption by holders of Class A Restricted Voting Shares, the Specified Investors may collectively control a majority of the voting power of the outstanding New VWE Holdco common stock eligible to vote in the election of directors pursuant to the voting provisions of the Investor Rights Agreement. In such event, New VWE Holdco would be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with particular corporate governance requirements, including:

•	the requirement that a majority of the Board consist of “independent directors” as defined by Nasdaq rules;

•	the requirement that New VWE Holdco have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that New VWE Holdco have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

If it is a controlled company, New VWE Holdco intends to use some or all of these exemptions. In that event, the Nominating and Corporate Governance Committee and Compensation Committee may not consist entirely of independent directors and such committees would not necessarily be subject to annual performance evaluations. Accordingly, stockholders of New VWE Holdco may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Following BCAC’s Continuance to the State of Nevada, shareholders rights will be governed by Nevada law and will differ in some respects from the rights of shareholders under the laws of British Columbia.

Following BCAC’s Continuance from the Province of British Columbia to the State of Nevada, its corporate affairs will be governed by the New VWE Holdco Constating Documents and by the laws governing companies organized under the laws of the State of Nevada. The rights of shareholders under Nevada law differ in some respects from those applicable to a corporation incorporated in British Columbia. For a comparison of the rights of shareholders under Nevada law and British Columbia law, see “Comparison of Shareholders’ Rights”.

The New VWE Holdco articles of incorporation will provide that the Second Judicial District Court in the State of Nevada, located in Washoe County, Nevada will be the sole and exclusive forum for substantially all disputes between New VWE Holdco and its shareholders, which could limit New VWE Holdco Shareholders’ ability to obtain a favorable judicial forum for disputes with New VWE Holdco or its directors, officers or employees.

The New VWE Holdco articles of incorporation will provide that, unless New VWE Holdco consents in writing to the selection of an alternative forum, the Second Judicial District Court of Washoe County, Nevada will, to the fullest extent permitted by law, be the exclusive forum for (i) any derivative action or proceeding brought on behalf of New VWE Holdco, (ii) any action asserting a breach of fiduciary duty, or (iii) any action arising pursuant to any provision of the NRS or the New VWE Holdco articles of incorporation or bylaws. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the United States Securities Act of 1933 or the United States Securities Exchange Act of 1934. Accordingly, such exclusive forum provision will not relieve New VWE Holdco of its duties to comply with the federal securities laws and the rules and regulations thereunder, and its shareholders will not be deemed to have waived New VWE Holdco’s compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any New VWE Holdco securities will be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New VWE Holdco or its directors, officers or other employees, which may discourage lawsuits against New VWE Holdco and its directors, officers and other employees.

Potential future sales of shares could adversely affect prevailing market prices for the New VWE Holdco common stock.

BCAC cannot predict the size of future issuances of New VWE Holdco common stock or the effect, if any, that future issuances and sales of New VWE Holdco common stock will have on the market price of the New VWE Holdco common stock. Sales of substantial amounts of New VWE Holdco common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for the New VWE Holdco common stock.

Sales of a substantial number of the shares of New VWE Holdco common stock may cause the price of the New VWE Holdco common stock to decline.

Any sales of substantial numbers of the shares of New VWE Holdco common stock in the public market or the perception that such sales might occur may cause the market price of the New VWE Holdco common stock to decline. The market price of the New VWE Holdco common stock could be adversely affected upon the expiration of lock up periods applicable to certain New VWE Holdco Shareholders.

Further equity financing may dilute the interests of New VWE Holdco Shareholders and depress the price of the New VWE Holdco common stock.

If New VWE Holdco raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of New VWE Holdco and reduce the value of their investment. The New VWE Holdco Constating Documents permit the issuance of 200,000,000 shares of New VWE Holdco commons stock and 2,000,000 shares of New VWE Holdco preferred stock, and New VWE Holdco Shareholders will have no pre-emptive rights in connection with a future issuance. The Board has the discretion to determine the price and the terms of issue of future issuances. Moreover, additional shares of New VWE Holdco common stock may be issued by New VWE Holdco on the exercise of awards under the Omnibus Incentive Plan and upon the exercise of outstanding warrants. The market price of the New VWE Holdco common stock could decline as a result of issuances of new shares or sales by shareholders of New VWE Holdco common stock in the market or the perception that such sales could occur. Sales by New VWE Holdco Shareholders might also make it more difficult for New VWE Holdco itself to sell equity securities at a time and price that it deems appropriate.

New VWE Holdco will be subject to the expenses and administrative burden of being a public company, which could have an adverse effect on its business, financial condition and results of operations.

As a public issuer, New VWE Holdco will be subject to the reporting requirements and rules and regulations under applicable Canadian securities laws and the rules of any stock exchange on which New VWE Holdco’s securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase New VWE Holdco’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on its personnel, systems and resources, which could adversely affect its business and financial condition. In particular, New VWE Holdco will be subject to requirements under the Sarbanes-Oxley Act, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (United States) and Nasdaq. In addition, Canadian securities regulatory authorities as well as the TSX impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. These reporting and other obligations place significant demands on New VWE Holdco as well as on New VWE Holdco’s management, administrative, operational and accounting resources. Effective internal controls, including financial reporting and disclosure controls and procedures, are necessary for New VWE Holdco to provide reliable financial reports, to effectively reduce the risk of fraud and to operate successfully as a public company. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm New VWE Holdco’s results of operations or cause it to fail to meet its reporting obligations. If New VWE Holdco or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in New VWE Holdco’s consolidated financial statements and materially adversely affect the trading price of the New VWE Holdco common stock and of other listed securities of New VWE Holdco.

BCAC is and New VWE Holdco will be an emerging growth company and can offer no assurance that the reduced reporting requirements applicable to emerging growth companies will not make its shares less attractive to investors.

BCAC is an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Transaction, New VWE Holdco expects to remain an emerging growth company at least through the end of the 2021 fiscal year and New VWE Holdco expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. New VWE Holdco expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date New VWE Holdco (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Jumpstart Our Business Startups Act (the “JOBS Act”). This may make it difficult or impossible to compare New VWE Holdco’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, New VWE Holdco intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act and compliance with applicable laws, if, as an emerging growth company, New VWE Holdco intends to rely on such exemptions, New VWE Holdco is not required to, among other things: (a) provide an auditor’s attestation report on VWE’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

New VWE Holdco will remain an emerging growth company until the earlier of (1) the date (a) December 31, 2026, (b) on which New VWE Holdco has total annual gross revenue of at least $1.07 billion or (c) on which New VWE Holdco is deemed to be a large accelerated filer, which means the market value of shares of New VWE Holdco’s common stock that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which New VWE Holdco has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

New VWE Holdco can offer no assurance that investors will not find its common stock less attractive because New VWE Holdco may rely on these exemptions. If some investors find such less attractive as a result, then there may be a less active trading market for such stock and its market price may be more volatile.

New VWE Holdco will be subject to financial reporting and other requirements for which its accounting and other management systems and resources may not be adequately prepared.

Following the consummation of the Transaction, New VWE Holdco will be subject to reporting and other obligations under the U.S. Exchange Act, including the requirements of Section 404(a) of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of New VWE Holdco’s internal controls over financial reporting and, after New VWE Holdco is no longer an “emerging growth company,” its independent registered public accounting firm may be required to express an opinion on the effectiveness of New VWE Holdco’s internal controls over financial reporting. To the extent applicable, these reporting and other obligations will place significant demands on New VWE Holdco’s management, administrative, operational, and accounting resources and will cause New VWE Holdco to incur significant expenses. New VWE Holdco will need to create systems; implement financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If New VWE Holdco is unable to accomplish these objectives in a timely and effective manner, then its ability to comply with the financial reporting requirements and other rules that apply to public reporting companies could be impaired. Any failure to maintain effective internal controls could have adverse effects on New VWE Holdco’s business, results of operations and stock price.

General Risks

New VWE Holdco may be unable to obtain additional financing to fund the operations and growth of its business after consummation of the Transaction.

New VWE Holdco may require additional financing to fund its operations or growth after the consummation of the Transaction. The failure to secure additional financing could have a material adverse effect on the continued development or growth of New VWE Holdco. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect its business. In addition, New VWE Holdco may seek additional capital due to favorable market conditions or strategic considerations even if it believes that it has sufficient funds for current or future operating plans. There can be no assurance that financing will be available to New VWE Holdco on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for New VWE Holdco to operate its business or implement its growth plans.

Mergers and acquisitions in which New VWE Holdco might engage involved risks that could adversely affect its business.

As part of its growth strategy, VWE has regularly considered, and after the Transaction New VWE Holdco can be expected to continue considering, entry into discussions, negotiations and agreements regarding possible transactions such as mergers, acquisitions and other business combinations. The purchase price for possible acquisitions of brands, other assets and businesses might be paid in cash, through the issuance of common stock or other securities, borrowings or a combination of these methods. Business combinations entail numerous risks, including:

•	difficulties in the integration of acquired operations, supply and distribution networks, and products, which can impact retention of customer good will;

•	failure to achieve expected synergies;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities of acquired companies, which could become material or subject us to litigation or regulatory risks;

•	amortization of acquired intangible assets, which could reduce future reported earnings; and

•	potential loss of customers or key employees.

There can be no assurance that New VWE Holdco will be able to identify, consummate and successfully integrate business combinations, and no assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. For example, the combined company could begin negotiations that it subsequently decides to suspend or terminate for a variety of reasons. Also, business combinations are typically subject to closing conditions, including regulatory approvals and the absence of a material adverse change. Therefore, if and when the combined company enters into a business combination agreement, then there can be no assurance that the transaction will close when expected, or at all. If a material transaction does not close, then the market price of New VWE Holdco common stock could decline.

Nevertheless, opportunities arise from time to time that New VWE Holdco may choose to evaluate. Any transactions that are pursued and consummated would involve these risks and uncertainties, as well as others. The risks of a business combination could result in the failure of the anticipated benefits of that particular combination to be realized, which in turn could have adverse effects on the business, financial condition, results of operations and prospects of the combined company.

In addition, New VWE Holdco will have greater financial resources after the Transaction is consummated, enabling it to do larger deals, which could entail greater risk than the brand and inventory acquisition strategy historically employed by VWE.

New VWE Holdco may be subject to the risk of litigation.

New VWE Holdco may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which New VWE Holdco becomes involved be determined against New VWE Holdco, such a decision could adversely affect New VWE Holdco’s ability to continue operating and the market price for the New VWE Holdco common stock and other listed securities of New VWE Holdco. Even if New VWE Holdco is involved in litigation and wins, litigation can redirect significant company resources. Litigation may also create a negative perception of New VWE Holdco’s brand.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New VWE Holdco or its business, the New VWE Holdco common stock trading price and volume could decline.

The trading market for New VWE Holdco common stock will depend in part on the research and reports that securities or industry analysts publish about New VWE Holdco or its business. If no securities or industry analysts commence covering New VWE Holdco, the trading price for New VWE Holdco common stock would be negatively impacted. If New VWE Holdco obtains securities or industry analyst coverage and if one or more of the analysts who cover New VWE Holdco downgrade the New VWE Holdco common stock or publish inaccurate or unfavorable research about New VWE Holdco’s business, New VWE Holdco’s trading price may decline. If one or more of these analysts cease coverage of New VWE Holdco or fail to publish reports on New VWE Holdco regularly, demand for New VWE Holdco common stock could decrease, which could cause the New VWE Holdco common stock trading price and volume to decline.

The market price of the New VWE Holdco common stock may be highly volatile.

The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning New VWE Holdco or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting New VWE Holdco, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the United States may have a significant impact on the market price of the New VWE Holdco common stock. In addition, there can be no assurance that the New VWE Holdco common stock will continue to be listed on the TSX or Nasdaq.

The market price of the New VWE Holdco common stock could fluctuate significantly for many other reasons, including for reasons unrelated to New VWE Holdco’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the New VWE Holdco common stock may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against New VWE Holdco could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

New VWE Holdco’s officers and directors may be engaged in other business ventures resulting in conflicts of interest.

Certain of New VWE Holdco’s directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that are or may become competitors of the products and services New VWE Holdco provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from New VWE Holdco’s interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with New VWE Holdco that is material to New VWE Holdco are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to New VWE Holdco’s best interests.

However, in conflict of interest situations, New VWE Holdco’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to New VWE Holdco. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to New VWE Holdco.

Certain remedies may be limited to New VWE Holdco.

New VWE Holdco’s governing documents may provide that the liability of its members of the Board and its officers is eliminated to the fullest extent permitted under the laws of the State of Nevada. Thus, New VWE Holdco and its shareholders may be prevented from recovering damages for certain alleged errors or omissions made by the members of the Board and its officers. New VWE Holdco’s governing documents may also provide that New VWE Holdco will, to the fullest extent permitted by law, indemnify members of its Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of New VWE Holdco.

Past performance is not indicative of future results.

The prior operational performance of VWE is not indicative of any potential future operating results of New VWE Holdco. There can be no assurance that the historical operating results achieved by VWE will be achieved by New VWE Holdco, and New VWE Holdco’s performance may be materially different.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect New VWE Holdco’s reported financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to New VWE Holdco’s business, including but not limited to revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation, or changes in underlying assumptions, estimates or judgments, could significantly change New VWE Holdco’s reported financial performance or financial condition in accordance with generally accepted accounting principles.

Market, ranking and other industry data used throughout this prospectus has not been independently verified and could prove to be incorrect. If the estimates and assumptions used to determine the potential size of the market are inaccurate, then the future growth rate of New VWE Holdco could be impacted and its business could be harmed.

This prospectus contains market, ranking and other industry data, including data regarding the wine industry and VWE’s market position, that has been obtained or derived from publications and reports that BCAC and VWE have not independently verified. Data and information contained in such publications and reports is collected using methodologies that vary based on the source and are subject to uncertainties and limitations. As a result, the market opportunity estimates and growth forecasts contained in this prospectus are themselves subject to uncertainty and could prove to be incorrect. If the estimates and assumptions used to determine the potential size of the market are inaccurate, then the future growth rate of New VWE Holdco could be impacted and its business could be harmed. Even if the market in which New VWE Holdco competes meets the size estimates and forecasted growth, New VWE Holdco’s business could fail to grow at similar rates, if at all.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a beneficial owner of shares of New VWE Holdco common stock (“New VWE Holdco Common Shares”) or New VWE Holdco Warrants (collectively, the “Securities”) following the Transaction who, for the purposes of the Tax Act, and at all relevant times, is resident in Canada, beneficially owns the Securities as capital property, and deals at arm’s length with, and is not affiliated with, New VWE Holdco (a “Holder”). A Security will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such Security in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) such Security in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) who enters into, or has entered into, a “derivative forward agreement” as such term is defined in the Tax Act, with respect to a Security; (f) in respect of whom New VWE Holdco is or will become a “foreign affiliate” for the purposes of the Tax Act, or (g) the Sponsor. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Securities.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of a Security, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary assumes that at all relevant times, New VWE Holdco is not, and is not deemed to be, resident in Canada for purposes of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

The Securities of New VWE Holdco will not be “Canadian Securities” for the purposes of the Tax Act, and accordingly, the election provided under subsection 39(4) of the Tax Act to deem Canadian securities to be capital property will not be available to Holders in respect of the Securities.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the ownership or disposition of the Securities must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Exercise of New VWE Holdco Warrants

No gain or loss will be realized by a Holder of a New VWE Holdco Warrant upon the exercise of such New VWE Holdco Warrant. When a New VWE Holdco Warrant is exercised, the Holder’s cost of the New VWE Holdco Common Share acquired thereby will be equal to the adjusted cost base of the New VWE Holdco Warrant to such Holder, plus the amount paid on the exercise of the New VWE Holdco Warrant. For the purpose of computing the adjusted cost base to a Holder of each New VWE Holdco Common Share acquired on the exercise of a New VWE Holdco Warrant, the cost of such New VWE Holdco Common Share must be averaged with the adjusted cost base to such Holder of all other New VWE Holdco Common Shares (if any) held by the Holder as capital property immediately prior to the exercise of such New VWE Holdco Warrant.

Disposition of the Securities

A Holder who disposes of or is deemed to have disposed of a Security (which does not include the exercise of a New VWE Holdco Warrant by a Holder, but does include the expiry of a New VWE Holdco Warrant) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Security (being nil in the case of the expiry of a New VWE Holdco Warrant) exceed (or are exceeded by) the aggregate of the adjusted cost base of such Security and any reasonable expenses associated with the disposition.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Holder must be included in computing the Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Holder (an “allowable capital loss”) may be used to offset taxable capital gains realized by the Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

Foreign tax, if any, levied on any gain realized on the disposition of the Securities may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances prescribed in the Tax Act. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit having regard to their own particular circumstances.

Capital gains realized by individuals and certain trusts may result in the individual or trust paying minimum tax under the Tax Act.

Dividends on New VWE Holdco Common Shares

The full amount of dividends received (or deemed to be received) on the New VWE Holdco Common Shares by a Holder who is an individual (including a trust), including amounts withheld for foreign withholding tax, if any, will be included in computing the Holder’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received (or deemed to be received) from taxable Canadian corporations.

Dividends received on the New VWE Holdco Common Shares by a Holder that is a corporation, including amounts withheld for foreign withholding tax, if any, will be included in computing the Holder’s income, and such Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations.

Subject to the detailed rules in the Tax Act, a Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Holder on New VWE Holdco Common Shares. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Additional Tax on Canadian-Controlled Private Corporations

A Holder that is, throughout the relevant taxation year, a “Canadian controlled private corporation” (as defined in the Tax Act) is liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include amounts in respect of taxable capital gains and dividends that are not deductible under the Tax Act.

Foreign Property Information Reporting

Generally, a Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including Securities, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a Holder generally will be a specified Canadian entity. Holders should consult their own tax advisors regarding compliance with these reporting requirements.

Offshore Investment Fund Property

The Tax Act contains rules which may require a taxpayer to include in income in each taxation year an amount in respect of the holding of an “offshore investment fund property”. These rules could apply to a Holder in respect of Securities if both of two conditions are satisfied.

The first condition for such rules to apply is that the value of the Security may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (“Investment Assets”).

The second condition for such rules to apply to a Holder is that it must be reasonable to conclude that one of the main reasons for the Holder acquiring or holding a Security was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Holder.

If applicable, these rules would generally require a Holder to include in income for each taxation year in which the Holder owns a Security (i) an imputed return for the taxation year computed on a monthly basis and determined by multiplying the Holder’s “designated cost” (as defined in the Tax Act) of the Security at the end of the month, by 1/12th of the sum of the applicable prescribed rate for the period that includes such month plus 2%, less (ii) the Holder’s income for the year (other than a capital gain) from the Security determined without reference to these rules. Any amount required to be included in computing a Holder’s income under these provisions will be added to the adjusted cost base to the Holder of the applicable Security.

These rules are complex and their application depends, in part, on the reasons for a Holder acquiring or holding Securities. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Eligibility for Investment

The New VWE Holdco Common Shares and the New VWE Holdco Warrants will, on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”), provided that:

(i)	in the case of the New VWE Holdco Common Shares, the New VWE Holdco Common Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX); and

(ii)	in the case of the New VWE Holdco Warrants:

a.	the New VWE Holdco Warrants are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX); or

b.

the shares to be issued on the exercise of the New VWE Holdco Warrants are qualified investments as described in (i) above, provided that New VWE Holdco is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such registered plan.

Notwithstanding the foregoing, the holder of a TFSA or an RDSP, the annuitant under an RRSP or RRIF, or the subscriber of an RESP, will be subject to a penalty tax in respect of the New VWE Holdco Common Shares or New VWE Holdco Warrants held in the TFSA, RRSP, RRIF, RDSP or RESP if such Securities are prohibited investments for the TFSA, RRSP, RRIF, RDSP or RESP. A Security will generally be a “prohibited investment” for a TFSA, RRSP, RRIF, RDSP or RRIF if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF, or the subscriber of the RESP does not deal at arm’s length with New VWE Holdco for the purposes of the Tax Act, or the holder, annuitant or subscriber has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in New VWE Holdco. Holders of a TFSA or RDSP, annuitants under an RRSP or RRIF, and subscribers of RESPs should consult their own tax advisors as to whether the New VWE Holdco Common Shares or New VWE Holdco Warrants will be a prohibited investment in their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain material U.S. federal income tax considerations to BCAC Shareholders and BCAC Warrantholders of the Continuance and to BCAC Shareholders of their exercise of redemption rights. This section applies only to those BCAC Shareholders or BCAC Warrantholders whose Class A Restricted Voting Shares and BCAC Warrants, respectively, are converted into or continue as New VWE Holdco common stock or New VWE Holdco Warrants upon the consummation of the Continuance or that exercise redemption rights and that hold their Class A Restricted Voting Shares or Class B Shares (together, “BCAC Shares”) or BCAC Warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not apply to VWE shareholders, BCAC Shareholders or BCAC Warrantholders that hold Dissenting Shares or Excluded Shares, and does not apply to any shareholders that have shares redeemed other than shares of New VWE Holdco common stock redeemed following the Continuance and prior to the Merger pursuant to the exercise of redemption rights in connection with the Transaction. This discussion is a summary only, except as otherwise indicated, and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Continuance or the exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds BCAC Shares or BCAC Warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any BCAC Shares or BCAC Warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Continuance or the exercise of redemption rights to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE CONTINUANCE OR THE EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of BCAC Shares or BCAC Warrants who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of BCAC Shares or BCAC Warrants that is not a U.S. Holder.

Material U.S. Federal Income Tax Consequences of the Continuance to U.S. Holders

Effect of the Continuance to U.S. Holders

The U.S. federal income tax consequences of the Continuance will depend primarily upon whether the Continuance qualifies as a “reorganization” within the meaning of Section 368 of the Code. Although not free from doubt, it is intended that the Continuance qualify a reorganization pursuant to Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the Continuance will be treated as an F Reorganization, except as provided below under “ —Effects of Section 367 to U.S. Holders” and “—PFIC Considerations,” a U.S. Holder of BCAC Shares or BCAC Warrants whose BCAC Shares or BCAC Warrants are converted to New VWE Holdco common stock or continue as New VWE Holdco Warrants, respectively, in the Continuance will not recognize any gain or loss as a result of the Continuance. The remainder of this discussion assumes that the Continuance will be treated as an F Reorganization.

Basis and Holding Period Considerations

A U.S. Holder of BCAC Shares or BCAC Warrants will have an aggregate adjusted tax basis in the New VWE Holdco common stock or New VWE Holdco Warrants into which their BCAC Shares or BCAC Warrants are converted or continue in the Continuance equal to such holder’s aggregate adjusted tax basis in such BCAC Shares or BCAC Warrants exchanged for New VWE Holdco common stock or New VWE Holdco Warrants, respectively. The holding period for New VWE Holdco common stock or New VWE Holdco Warrants resulting from the Continuance will include the holding period for such BCAC Shares exchanged for such New VWE Holdco common stock or BCAC Warrants which continue as New VWE Holdco Warrants, respectively. In the case of a U.S. Holder who holds New VWE Holdco common stock or New VWE Holdco Warrants with differing tax bases and/or holding periods, which generally occurs when blocks of shares or warrants are purchased at different times or for different amounts, the preceding rules must be applied separately to each identifiable block of shares or warrants.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Continuance.

U.S. Holders that Own 10% or More of BCAC

A U.S. Holder who, on the date of the Continuance, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of BCAC Shares entitled to vote or 10% or more of the total value of all classes of BCAC Shares (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the BCAC Shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of BCAC Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its BCAC Shares is the net positive earnings and profits of BCAC (as determined under Treasury Regulations under Section 367) attributable to such BCAC Shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such BCAC Shares. Treasury Regulations under Section 367 provide that the earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

BCAC does not expect to have significant, if any, cumulative net earnings and profits on the date of the Continuance. If BCAC’s cumulative net earnings and profits through the date of the Continuance is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its BCAC Shares. It is possible, however, that the amount of BCAC’s cumulative net earnings and profits may be greater than expected through the date of the Continuance in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Continuance.

U.S. Holders that Own Less Than 10 Percent of BCAC

A U.S. Holder who, on the date of the Continuance, beneficially owns (actually or constructively) BCAC Shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its BCAC Shares in the Continuance or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s BCAC Shares as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New VWE Holdco common stock considered to be received for U.S. tax purposes in the Continuance in an amount equal to the excess of the fair market value of such New VWE Holdco common stock over the U.S. Holder’s adjusted tax basis in the BCAC Shares deemed exchanged therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the earnings and profits amount attributable to its BCAC Shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Continuance is a Section 367(b) exchange

(within the meaning of the applicable Treasury Regulations); (ii) a complete description of the Continuance; (iii) a description of any stock, securities or other consideration transferred or received in the Continuance; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from BCAC establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s BCAC Shares and (B) a representation that the U.S. Holder has notified BCAC (or New VWE Holdco) that the U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Continuance, and the U.S. Holder must send notice of making the election to BCAC or New VWE Holdco no later than the date such tax return is filed. In connection with this election, BCAC intends to provide each U.S. Holder eligible to make such an election with information regarding BCAC’s earnings and profits upon request.

BCAC does not expect to have significant, if any, cumulative earnings and profits through the date of the Continuance and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that BCAC had positive earnings and profits through the date of the Continuance, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its BCAC Shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Continuance.

U.S. Holders that Own BCAC Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Continuance, beneficially owns (actually or constructively) BCAC Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Continuance, and generally should not be required to include any part of the earnings and profits amount in income.

PFIC Considerations

In addition to the discussion under the heading “ —Effects of Section 367 to U.S. Holders” above, the Continuance could be a taxable event to U.S. Holders under the “passive foreign investment company” (“PFIC”) provisions of the Code.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by BCAC would be considered to be passive income and cash held by BCAC would be considered to be a passive asset.

Based upon the composition of its income and assets, and upon a review of its financial statements, BCAC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020, and will likely be considered a PFIC for its current taxable year.

Section 1291(f) of the Code requires that, solely to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging BCAC Warrants for newly issued New VWE Holdco Warrants in the Continuance) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992 with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of BCAC Shares and Warrants upon the Continuance if (i) BCAC were classified as a PFIC at any time during such

U.S. Holder’s holding period in such BCAC Shares or Warrants and (ii) the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such BCAC Shares or in which BCAC was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such BCAC Shares. Generally, neither election is available with respect to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of BCAC.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s BCAC Shares or Warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which BCAC was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Continuance (discussed under the heading “—Effects of Section 367 to U.S. Holders” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of BCAC Shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Continuance with respect to their BCAC Shares and Warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to their BCAC Shares.

The application of the PFIC rules to BCAC Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a BCAC Warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the holder of an option is not entitled make a QEF Election with respect to the option and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the continuation of BCAC Warrants as New VWE Holdco Warrants pursuant to the Continuance.

Any gain recognized by a U.S. Holder of BCAC Shares or Warrants as a result of the Continuance pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of BCAC Shares (but not Warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat BCAC as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of BCAC Shares during which BCAC qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s BCAC Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any purging election, the U.S. Holder would have a new basis and holding period in its BCAC Shares. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to BCAC Warrants.

Tax Consequences for U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of BCAC Warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of BCAC Warrants should not be subject to U.S. federal income tax with respect to the continuation of BCAC Warrants as New VWE Holdco Warrants on the Continuance.

Exercise or Lapse of a Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of New VWE Holdco common stock on the exercise of a New VWE Holdco Warrant for cash. A U.S. Holder’s tax basis in New VWE Holdco common stock received upon exercise of the New VWE Holdco Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New VWE Holdco Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for New VWE Holdco common stock received upon exercise of a New VWE Holdco Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New VWE Holdco Warrant and will not include the period during which the U.S. Holder held the New VWE Holdco Warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants

The following describes U.S. federal income tax considerations relating to the ownership and disposition of New VWE Holdco common stock and Warrants by a Non-U.S. Holder after the Continuance.

Distributions

In general, any distributions made to a Non-U.S. Holder with respect to New VWE Holdco common stock, to the extent paid out of New VWE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its New VWE Holdco common stock and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New VWE Holdco common stock, which will be treated as described under “—Sale, Exchange or Other Disposition of New VWE Holdco Common Stock and Warrants” below.

Dividends paid by New VWE Holdco to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of New VWE Holdco Common Stock and Warrants

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New VWE Holdco common stock or Warrants unless:

•

such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

•

the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•

New VWE Holdco is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period and either (A) the New VWE Holdco common stock has ceased to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period, more than 5% of outstanding New VWE Holdco common stock.

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of New VWE Holdco common stock or Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New VWE Holdco common stock or Warrants from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Although not free from doubt, New VWE Holdco does not expect to be classified as a U.S. real property holding corporation following the Transaction. Such determination is factual in nature and subject to change and no assurance can be provided as to whether New VWE Holdco will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Transaction or at any future time.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of New VWE Holdco common stock. A Non-U.S. Holder may have to comply with certification procedures (such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation) to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a Non-U.S. Holder will generally be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished by such Non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New VWE Holdco common stock or Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S.

persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New VWE Holdco common stock or Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New VWE Holdco common stock or Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Withholding under FATCA generally also applies to payments of gross proceeds from the sale or other disposition of securities (including New VWE Holdco common stock or Warrants). Proposed Treasury Regulations would, however, eliminate FATCA withholding on payments of gross proceeds entirely. Pursuant to the preamble to such proposed Treasury Regulations, taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New VWE Holdco common stock or Warrants.

Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights to U.S. Holders

The U.S. federal income tax consequences to a U.S. Holder of BCAC Shares (which were converted into New VWE Holdco common stock in the Continuance) that exercises its redemption rights to receive cash from the escrow account in exchange for all or a portion of its New VWE Holdco common stock will depend on whether the redemption qualifies as a sale of New VWE Holdco common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s New VWE Holdco common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the New VWE Holdco common stock redeemed.

The redemption of New VWE Holdco common stock generally will qualify as a sale of New VWE Holdco common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only New VWE Holdco common stock actually owned by such U.S. Holder, but also shares of New VWE Holdco common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to New VWE Holdco common stock owned directly, New VWE Holdco common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any New VWE Holdco common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include New VWE Holdco common stock which could be acquired pursuant to the exercise of the New VWE Holdco Warrants.

The redemption of New VWE Holdco common stock generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of New VWE Holdco outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of New VWE Holdco outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the New VWE Holdco common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of the New VWE Holdco common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the New VWE Holdco common stock owned by certain family members and such U.S. Holder does not constructively own any other shares of New VWE Holdco common stock. The redemption of New VWE Holdco common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in New VWE Holdco Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the New VWE Holdco common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New VWE Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). However, while uncertain and subject to change, New VWE Holdco does not expect to have cumulative earnings and profits such that we do not expect any distribution to be treated as a dividend. Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other New VWE Holdco common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the New VWE Holdco common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining New VWE Holdco common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its New VWE Holdco Warrants or possibly in other New VWE Holdco common stock constructively owned by such U.S. Holder.

Because the Continuance will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will also be subject to the potential tax consequences of the Continuance (discussed further above).

Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights to Non-U.S. Holders

The U.S. federal income tax consequences to a Non-U.S. Holder of New VWE Holdco common stock that exercises its redemption rights to receive cash from the escrow account in exchange for all or a portion of its New VWE Holdco common stock will depend on whether the redemption qualifies as a sale of New VWE Holdco common stock redeemed, as described above under “Material U.S. Federal Income Tax Consequences of the Exercise of Redemption Rights to U.S. Holders.” If such a redemption qualifies as a sale of New VWE Holdco common stock, the U.S. federal income tax consequences to the Non-U.S. Holder will be as described above under “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants—Sale, Exchange or Other Disposition of New VWE Holdco Common Stock and Warrants.” If such a redemption does not qualify as a sale of New VWE Holdco common stock, the Non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New VWE Holdco Common Stock and Warrants—Distributions.” As described above, while uncertain and subject to change, New VWE Holdco does not expect to have cumulative earnings and profits such that we do not expect any redemption characterized as a distribution to be treated as a dividend. Accordingly, we do not expect any dividend withholding to apply to payments made to Non-U.S. Holders in respect of their exercise of redemption rights.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

BCAC is incorporated under the laws of the Province of British Columbia and the rights of BCAC Shareholders are governed by the laws of the Province of British Columbia, including the BCBCA and the regulations promulgated thereunder, and BCAC’s notice of articles and articles. As a result of the Continuance, BCAC Shareholders who receive shares of New VWE Holdco common stock will become New VWE Holdco Shareholders.

New VWE Holdco will be incorporated under the laws of the State of Nevada and the rights of New VWE Holdco Shareholders will be governed by the laws of the State of Nevada, New VWE Holdco’s articles of incorporation and New VWE Holdco’s bylaws. To review complete versions of the articles of incorporation and bylaws, please refer to Appendix G—New VWE Holdco Articles of Incorporation and Appendix H—New VWE Holdco Bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of BCAC Shareholders under BCAC’s notice of articles and articles and British Columbia law, on the one hand, and the rights of New VWE Holdco Shareholders under New VWE Holdco’s proposed articles of incorporation and bylaws and Nevada law, on the other hand. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents or applicable law and is qualified in its entirety by reference to the full text of each company’s governing documents, as well as the relevant provisions of the BCBCA and NRS, respectively.

BCAC	New VWE Holdco
Authorized Capital Stock

BCAC is currently authorized to issue an unlimited number of Class A Restricted Voting Shares, Class B Shares, common shares, and proportionate voting shares, each without nominal or par value. As of March 11, 2021 there were 36,000,000 Class A Restricted Voting Shares, 9,000,000 Class B Shares, nil common shares, and nil proportionate voting shares outstanding. BCAC’s articles provide that prior to completion of BCAC’s qualifying acquisition BCAC will not issue any common shares or proportionate voting shares and that following the closing of BCAC’s qualifying acquisition BCAC will not issue any Class A Restricted Voting Shares or Class B Shares.

New VWE Holdco common stock. New VWE Holdco will be authorized to issue 200,000,000 shares of New VWE Holdco common stock, no par value per share. Immediately following consummation of the Transaction, New VWE Holdco is expected to have approximately • shares of New VWE Holdco common stock outstanding, assuming no redemptions and no exercise of dissenter’s rights.

New VWE Holdco preferred stock. New VWE Holdco will be authorized to issue 2,000,000 shares of preferred stock, no par value per share. Following consummation of the Merger, New VWE Holdco is not expected to have any preferred stock outstanding.

Rights of Preferred Stock

BCAC does not have preferred stock.	New VWE Holdco’s board of directors may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New VWE Holdco board of directors providing for the issuance of such class or series.

Number and Qualification of Directors

Under BCAC’s articles, the minimum number of directors is three (3) and the maximum number of directors is twenty (20). The number of directors that constitutes the BCAC board of directors is set by ordinary resolution (i.e. a resolution passed by a simple majority of the votes cast by shareholders entitled to vote at the meeting).

Directors need not be shareholders of BCAC.

Subject to the terms of the Investor Rights Agreement, the New VWE Holdco board of directors will consist of not fewer than five nor more than 11 members, with the exact number to be fixed from time to time by resolution of the board of directors. Pursuant to the Investor Rights Agreement and subject to certain terms and conditions described therein, the Roney Representative and the Sponsor each have rights to designate a certain number of directors based on certain criteria. For more information, see “Corporate Structure—Other Agreements—Investor Rights Agreement.”

BCAC	New VWE Holdco

Directors need not be shareholders of New VWE Holdco.

Election of Directors

BCAC’s articles provide that the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in a unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under BCAC’s articles.

Prior to completion of BCAC’s qualifying acquisition, holders of Class A Restricted Voting Shares are not entitled to vote at meetings held only to consider the election and/or removal of directors. Following closing of BCAC’s qualifying acquisition, holders of BCAC’s common shares and proportionate voting shares are entitled to vote at meetings held to consider the election and/or removal of directors.

Subject to the rights, if any, of the holders of any preferred stock and the terms of the Investor Rights Agreement, directors will be elected by shareholders at each annual meeting of shareholders, to hold office for terms expiring at the next annual meeting or shareholders and until their successors are elected and qualified.

Directors elected at meetings of shareholders will be elected by a plurality of the votes cast. If New VWE Holdco does not qualify as a controlled company, the New VWE Holdco board of directors expects to adopt a majority voting policy to the extent required to comply with applicable TSX listing standards. Under such a policy, a director nominee who does not receive the affirmative vote of at least a majority of the votes cast at the meeting in respect of their election will be required to promptly tender their resignation to the chairman of the New VWE Holdco board of directors, to be effective upon acceptance by the board. The Nominating and Governance Committee will consider the director nominee’s offer to resign and then make a recommendation to the New VWE Holdco board of directors whether to accept it.

Removal of Directors

BCAC’s articles provide that the shareholders may remove any director before the expiration of his or her term of office by special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. The directors may remove any director before the expiration of his or her term of office if: (i) the director is convicted of an indictable offence; (ii) the director is unacceptable to an applicable governmental authority; or (iii) the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Subject to the rights, if any, of the holders of any series of preferred stock and the terms of the Investor Rights Agreement, any director may be removed from office by the shareholders only for cause until the Sunset Date, and, following the Sunset Date, any director may be removed from office by the shareholders with or without cause. At any annual meeting or special meeting of shareholders, the notice of which states that the removal of a director is among the purposes of the meeting and identifies such director, the affirmative vote of the holders of a majority of the voting power of the outstanding voting stock, voting together as a single class, may remove such director for cause.

Notwithstanding the foregoing, (A) no Roney Nominee may be removed from office unless (i) such removal is directed or approved by the Roney Representative or (ii) the Roney Representative’s nomination rights have expired and (B) no Sponsor Nominee may be removed from office unless (i) such removal is directed or approved by the Sponsor or (ii) the Sponsor’s nomination rights have expired, in each case pursuant to the Investor Rights Agreement.

The “Sunset Date” is the date of the first annual meeting of shareholders that is held after the fifth anniversary of the effective date of the New VWE Holdco articles of incorporation.

Voting

BCAC’s articles provide that prior to completion BCAC’s qualifying acquisition, the holders of the Class A Restricted Voting Shares are entitled to vote at all meetings of the	Each share of New VWE Holdco common stock is entitled to one vote on all matters properly presented at a meeting of shareholders.

BCAC	New VWE Holdco

shareholders with the exception of meetings held only to consider the election and/or removal of directors and/or auditors and that each Class A Restricted Voting Share is entitled to one vote at such meetings. The holders of Class B Shares are entitled to vote at all meetings of the shareholders and each Class B share is entitled to one vote at such meetings.

Cumulative Voting

BCAC’s articles do not authorize cumulative voting.	New VWE Holdco’s articles of incorporation will not authorize cumulative voting.

Vacancies on the Board of Directors

BCAC’s articles provide that any casual vacancy occurring in the board of directors may be filled by the directors. Shareholders may elect, or appoint by ordinary resolution, a director to fill a vacancy.	Subject to the rights, if any, of any holders of any series of preferred stock and the terms of the Investor Rights Agreement, any newly created directorship on the New VWE Holdco board of directors that results from an increase in the number of directors and any vacancy occurring in the New VWE Holdco board of directors will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum.

Special Meeting of the Board of Directors

Not applicable.	Special meetings of the board of directors may be called by the chairman of the board of directors or by the number of directors who then constitute a quorum.

Shareholder Action by Written Consent

Under the BCBCA, a consent resolution by shareholders is deemed to be valid and effective as if it had been passed at a meeting of shareholders as long as it satisfies all of the requirements of the BCBCA and articles of the company. BCAC’s articles provide that if all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.	Subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the shareholders of New VWE Holdco may be taken only at a duly called annual meeting or special meeting of shareholders of the company and may not be taken without a meeting by means of written consent.

Amendment to Charter

Changes to the articles of a company under the BCBCA will be effected by the type of resolution specified in the articles of the company, which, for many alterations, including change of name, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the company’s articles, consent by a special resolution. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholder approval of such transaction by way of a special resolution.	In addition to any affirmative vote of the holders of any series of preferred stock required by applicable law, (a) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the voting power of outstanding voting stock and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the voting power of outstanding voting stock, in each case voting together as a single class, will be required to amend, alter, change or repeal, or adopt any provision inconsistent with any of Article V, Article VI, Article VII, Article VIII, Article IX, Article X and Article XI of the New VWE Holdco articles of incorporation.

BCAC	New VWE Holdco
Amendment of Bylaws

Not applicable. See “—Amendment to Charter” above.

Except as otherwise provided by law or the New VWE Holdco articles of incorporation, the New VWE Holdco bylaws may be amended (A) at any meeting of shareholders, provided that any amendment proposed to be acted upon was properly described in the notice of such meeting, or (B) by the board of directors (including at least one of the Sponsor Nominees), provided that no amendment adopted by the board of directors may vary or conflict with any amendment adopted by the shareholders in accordance with the New VWE Holdco articles of incorporation and bylaws.

Notwithstanding the foregoing, Sections 1, 2, 8 and 9 of Article II, Sections 2, 3 and 12 of Article III, and Article IX of the New VWE Holdco bylaws may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without (A) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the capital stock of New VWE Holdco, voting together as a single class, and (B) following the Sunset Date, the affirmative vote of the holders of a majority of the capital stock of New VWE Holdco, voting together as a single class.

Quorum

Board of Directors. Deemed to be set at a majority of the directors. If, however, BCAC has fewer than three (3) directors, all directors must be present at any meeting of the board to constitute a quorum.

Shareholders. Two (2) persons that are, or that represent by proxy, shareholders that, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders the quorum is one (1) person that is, or that represents by proxy, that shareholder, and that shareholder, present in person or by proxy, may constitute the meeting.

Board of Directors. At all meetings of the New VWE Holdco board of directors, a majority of the directors then in office will constitute a quorum for the transaction of business.

Shareholders. The holders of a majority of the shares of New VWE Holdco common stock issued and outstanding and entitled to vote, present in person (or by means of remote communication) or represented by proxy, constitute a quorum at all meetings of New VWE Holdco Shareholders for the transaction of business.

Special Shareholder Meetings

If a meeting of shareholders is to be held to consider special business, the notice of meeting must state the general nature of the special business. All business is special business except for business relating to the conduct of or voting at a meeting, consideration of any financial statements presented to the meeting, consideration of any reports of the directors or auditor, the setting or changing of the number of directors, the election or appointment of directors, the appointment of an auditor, the setting of the remuneration of an auditor, business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution and any other business which, under BCAC’s articles or the BCBCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.	Subject to the rights of the holders of any series of preferred stock, special meetings of shareholders of the company may be called only by the chairman of the board of directors, by the chief executive officer of the company, or by the secretary of the company acting at the request of (i) the chairman, (ii) the chief executive officer, or (iii) a majority of the total number of directors that the company would have if there were no vacancies on the board of directors.

Notice of Shareholder Meetings

Notice of any meeting of shareholders must be provided twenty-one (21) days before the meeting if and for so long as BCAC is a public company and, otherwise, ten (10) days before the meeting.	Notice of any meeting of shareholders will be delivered not less than ten nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at such meeting.

BCAC	New VWE Holdco
Shareholder Proposals (Other than Nomination of Persons for Election as Directors)

Under the BCBCA, a qualified shareholder (being a person who is a registered owner or beneficial owner of one (1) or more shares of the company that carry the right to vote at general meetings and has been a registered owner or beneficial owner for an uninterrupted period of at least two (2) years before the date of the signing of the proposal) is permitted to submit proposals to the company. Assuming that the proposal is valid, a company that receives a proposal must (i) send to all persons that are entitled to notice of the next annual general meeting in relation to which the proposal is made the text of the proposal, the names and mailing addresses of the submitter and the supporters, and the text of any statement accompanying the proposal; and (ii) allow the submitter to present the proposal, in person or by proxy, at the annual general meeting in relation to which the proposal was made if the submitter is a qualified shareholder at the time of that meeting. To be a valid proposal, the proposal must (a) be signed by the submitter, (b) be signed by qualified shareholders who, together with the submitter, are, at the time of signing, registered owners or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the company that carry the right to vote at general meetings, or have a fair market value in excess of the prescribed amount (at present, C$2,000), (c) have been received at the registered office of the company at least three (3) months before the anniversary of the previous year’s annual reference date, and (d) be accompanied by a declaration from the submitter and each supporter.	No business may be transacted at an annual meeting of shareholders, other than business that is either (i) specified in New VWE Holdco’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any shareholder of New VWE Holdco who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a shareholder of record at the time such notice is delivered to the Secretary of New VWE Holdco.

Shareholder Nominations of Persons for Election as Directors

BCAC’s articles provide that nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, or by any person entitled to vote at such meeting who has given timely notice in proper written form. To be timely, notice must be received by BCAC’s corporate secretary in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time); provided, however, if the first public announcement made by BCAC of the date of the meeting is less than fifty (50) days before the meeting date, notice by the nominating shareholder may be given not later than the close of business on the 15th day following the notice date; and in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the notice date. The notice must include prescribed information in respect of each proposed nominee and each nominating shareholder.

Nominations of persons for election to the New VWE Holdco board of directors may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors only (i) pursuant to the New VWE Holdco notice of meeting, (ii) by or at the direction of the board of directors or any committee thereof or (iii) by any shareholder who was a holder of record at the time the notice provided for in the bylaws is delivered to the secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws.

For a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the secretary. To be timely, a shareholder’s notice to the secretary must be received by the secretary at the principal executive offices of New VWE Holdco not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting of shareholders.

Limitation of Liability of Directors and Officers

Under the BCBCA, directors of a company who vote for or consent to a resolution authorizing the company to: (i) carry on a business or exercise a power contrary to its articles; (ii) pay an unreasonable commission or allow an unreasonable discount to a person agreeing to procure or purchasing shares of the company; (iii) pay a dividend or purchase, redeem or otherwise acquire shares where the company is insolvent, or (iv) make or give an indemnity to a party contrary to the BCBCA, are jointly and severally liable to restore to the	To the full extent permitted under Nevada law, a director of New VWE Holdco will not be personally liable to New VWE Holdco or its shareholders for or with respect to any breach of fiduciary duty or other act or omission as a director.

BCAC	New VWE Holdco
company any amount paid as a result and not otherwise recovered by the company. A director is not liable for any such amount if the director has relied, in good faith, on (i) financial statements represented by an officer of the company or in the written report of the auditor of the company to fairly reflect the financial position of the company; (ii) the written report of a lawyer, accountant, engineer, appraiser or other person whose profession adds credibility to a statement made by that person; (iii) a statement of fact represented to the director by an officer of the company to be correct; or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate.

Indemnification of Directors, Officers, Employees and Agents

BCAC’s articles provide that, subject to the BCBCA, BCAC must indemnify a director or former director of BCAC and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and BCAC must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Under the BCBCA, a director or officer, a former director or officer who acts or has acted at the company’s request as a director or officer of another company is entitled to be indemnified by the company in respect of all costs, charges and expenses reasonably incurred by the person in connection with any legal proceeding or investigative action if (i) the person acted honestly and in good faith with a view to the best interests of the company; and (ii) in the case of an eligible proceeding other than a civil proceeding, the person had reasonable grounds for believing that this conduct was lawful.

New VWE Holdco will indemnify, to the fullest extent permitted or required by Nevada law, any person for any proceeding by reason of being a director or officer of New VWE Holdco or, while a director or officer, is or was serving at the request of New VWE Holdco as a director, officer, employee or agent of another entity.

Dividends, Distributions and Stock Repurchases

BCAC’s articles permit the directors, subject to the BCBCA, to from time to time declare and authorize payment of such dividends as they may deem advisable. Under the BCBCA, a dividend in money or property may not be declared or paid if there are reasonable grounds for believing that (i) the company is insolvent; or (ii) the payment of the dividend would render the company insolvent.

Prior to completion of BCAC’s qualifying acquisition, the holders of Class A Restricted Voting Shares and Class B Shares are entitled to receive, and BCAC will pay in equal amounts per share on all Class A Restricted Voting Shares and Class B Shares at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors may from time to time declare in their absolute discretion. Following BCAC’s qualifying acquisition, the holders of common shares and proportionate voting shares are entitled to receive such dividends payable in cash or property of BCAC as may be declared thereon by the board of directors from time to time. The dividend amount per proportionate voting share must equal the amount of the dividend declared per common share, multiplied by one hundred (100), and each fraction of a proportionate voting share will be entitled to the applicable fraction thereof.

Subject to the rights of the holders of any series of preferred stock, holders of shares of New VWE Holdco common stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of New VWE Holdco when, as and if declared thereon by the New VWE Holdco board of directors from time to time out of assets or funds of New VWE Holdco legally available therefor.

BCAC	New VWE Holdco
Liquidation

In the event of the winding-up or dissolution of BCAC prior to completion of BCAC’s qualifying acquisition, whether voluntary or involuntary, and whether prior to or following the expiry of the Permitted Timeline, the holders of the Class A Restricted Voting Shares will be entitled to receive, before any distribution of any part of the assets of BCAC among the holders of any other shares, for each Class A Restricted Voting Share then outstanding, if any, an amount equal to the Class A automatic redemption price, and no more and the holders of the Class B Shares are entitled to receive the remaining property of BCAC pro-rata. In the event of the winding-up or dissolution of BCAC following BCAC’s qualifying acquisition, whether voluntary or involuntary, or in the event of any other distribution of assets of BCAC to its shareholders for the purposes of winding up its affairs, the holders of the common shares and proportionate voting shares are entitled to participate pari passu on the basis that each proportionate voting share will be entitled to the amount of such distribution per common share multiplied by one hundred (100), and each fraction of a proportionate voting share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole proportionate voting share.	Subject to the rights of the holders of any series of preferred stock, shares of New VWE Holdco common stock will be entitled to receive the assets and funds of New VWE Holdco available for distribution in the event of any liquidation, dissolution or winding up of the affairs of New VWE Holdco, whether voluntary or involuntary.

Anti-Takeover Provisions and other Shareholder Protections

Under the BCBCA and BCAC’s articles, the following powers, in addition to others, are available to BCAC to make itself potentially less vulnerable to hostile takeover attempts: (i) BCAC’s articles include an advance notice provision (see “—Shareholder Nominations of Persons for Election as Directors” above); (ii) any other shareholder proposals must be signed by qualified shareholders who, together with the submitter, are, at the time of signing, registered owners or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the company that carry the right to vote at general meetings, or have a fair market value in excess of the prescribed amount (at present, C$2,000) and must have been received by the company at least three (3) months before the anniversary of the previous year’s annual reference date (see “—Shareholder Proposals (Other than Nomination of Persons for Election as Directors)” above); (iii) special meetings of shareholders can only be called by the board of directors, which may prevent a raider’s ability to call a meeting to make disruptive changes; and (iv) removal of a director of BCAC is by special resolution.

Section 78.411 et seq. of the NRS generally provides that a Nevada corporation which has not “opted out” of coverage by this section in the prescribed manner may not engage in any “combination” with an “interested stockholder” for a period of two years following the date that the stockholder became an “interested stockholder” unless prior to that time the board of directors of the corporation approved either the “combination” or the transaction which resulted in the stockholder becoming an “interested stockholder.” New VWE Holdco does not intend to opt out of these provisions.

In addition, the NRS contains provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights. These laws will apply to New VWE Holdco as of a particular date if New VWE Holdco were to have 200 or more shareholders of record (at least 100 of whom have addresses in Nevada appearing on New VWE Holdco’s stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless the New VWE Holdco articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise.

See “Description of Securities—Anti-Takeover Effects of Nevada Law and Provisions of New VWE Holdco’s Articles of Incorporation and Bylaws.”

BCAC	New VWE Holdco
Duties of Directors

Directors of companies governed by the BCBCA must (a) act honestly and in good faith with a view to the best interests of the company; (b) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (c) act in accordance with the BCBCA and the regulations; and (d) subject to items (a) to (c) act in accordance with the articles of the company. No provision in a contract, the memorandum or the articles of a company relives a director from (a) the duty to act in accordance with the BCBCA and the regulations; or (b) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the company.

Under statutory and decisional law, directors of Nevada corporations owe duties of loyalty to the corporation generally described as fiduciary duties. NRS 78.138 provides that the fiduciary duties of directors and officers are to exercise their respective powers in good faith and with a view to the interests of the corporation. Nevada has adopted standards, commonly known as the “business judgment rule,” to govern director decisions and which provide that, except as otherwise provided in subsection 1 of NRS 78.139, directors are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation.

New VWE Holdco’s board of directors may exercise all such authority and powers of New VWE Holdco and do all such lawful acts and things as are not by statute or the New VWE Holdco articles of incorporation directed or required to be exercised or done solely by the shareholders.

Inspection of Books and Records; Shareholder Lists

Inspection. Under the BCBCA, if and to the extent permitted by the articles, a shareholder of the company or any other person may, without charge, inspect all of the records that a company is required to keep. BCAC’s articles provide that unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of BCAC is entitled to inspect or obtain a copy of any accounting records of BCAC.

Shareholder List. Under the BCBCA a company must keep a central securities register at its records office. The central securities register must register (a) the shares issued by the company, or transferred; and (b) with respect to those shares, (i) the name and last known address of each person to whom those shares have been issued or transferred, (ii) the class, and any series, of those shares, (iii) the number of those shares held by each of the persons referred to in item (i), (iv) the date and particulars of each such issue, and (v) the date and particulars of each such transfer. In addition, every company with more than one-hundred (100) shareholders must, unless the central securities register is in a form constituting itself an index, keep an index of the names of the shareholders of the company as a part of its central securities register. Under the BCBCA, if and to the extent permitted by the articles, a shareholder of the company or any other person may, without charge, inspect a company’s central securities register.

Inspection. NRS 78.257 provides that any person who has been a shareholder of record of the corporation and owns not less than 15 percent of the issued and outstanding shares of the stock of such corporation or has been authorized in writing by the holders of at least 15 percent of its issued and outstanding shares, upon at least 5 days’ written demand, is entitled to inspect during normal business hours the books of account and all financial records of the corporation, to make copies of records, and to conduct an audit of such records.

Shareholder List. NRS 78.105 provides that any person who has been a shareholder of record of the corporation for at least six months immediately preceding the demand, or any person holding, or authorized by holders of, at least five percent of the corporation’s outstanding shares, upon at least five days’ written demand is entitled to inspect during normal business hours the stock ledger of the corporation containing the names and addresses of persons that are shareholders of the corporation.

Choice of Forum

Not applicable.	The New VWE Holdco articles of incorporation provide that, unless New VWE Holdco consents in writing to an alternative forum, (a) the Second Judicial District Court, in and for the State of Nevada, located in Washoe County, Nevada will, to the fullest extent permitted by law, be the sole and exclusive forum for any derivative action brought on behalf of the company, any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or shareholder to the company or to the company’s shareholders, or any action arising pursuant to any provision of NRS Chapter 78 or the

BCAC	New VWE Holdco

New VWE Holdco articles of incorporation or bylaws; and (b) subject to the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Notwithstanding the foregoing, such provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

PROMOTER

The Sponsor was considered a promoter of BCAC within the meaning of applicable securities legislation for the purposes of the IPO. The Sponsor owns, directly or indirectly, 9,000,000 Class B Shares representing 100% of the Class B Shares (and 20% of all issued and outstanding shares prior to completion of the Transaction). Pursuant to the Transaction Agreement, upon closing of the Transaction the Sponsor will surrender to BCAC 3,000,000 Class B Shares, on the terms and subject to the conditions contained therein.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of BCAC, BCAC is not a party to any material legal proceedings nor, to BCAC’s knowledge, are any such proceedings contemplated by or against BCAC. To the knowledge of BCAC, following closing of the Transaction, New VWE Holdco will not be a party to any material legal proceedings nor, to BCAC’s knowledge, are any such proceedings contemplated by or against New VWE Holdco.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described in the prospectus, none of the proposed directors or executive officers of New VWE Holdco, or any person or company that is expected to beneficially own, or control or direct more than 10% of any class or series of shares of New VWE Holdco, or any associate or Affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of the prospectus, or any proposed transaction, that has materially affected or would materially affect New VWE Holdco or any of its expected subsidiaries.

Kunde Family Winery Relationship

VWE has had several arrangements with Kunde.

VWE provides certain administrative and management services to Kunde in return for a flat management fee totaling $400,000 per year in each of the calendar years 2018, 2019 and 2020. VWE provides Kunde’s wine club shipping services. In each of the calendar years 2018, 2019, and 2020, Kunde paid VWE $559,017, $560,490, and $578,382 respectively for actual shipping services Kunde receive through Town Green Shipments. VWE provides Kunde with wine storage and handling services. In each of the calendar years 2018, 2019 and 2020, Kunde paid VWE $146,990, $143,829 and $168,674 respectively for actual storage and handling services provided at VWE’s warehouse. In calendar year 2019, VWE provided bulk wine supply to Kunde totaling $13,726 and $25,585 in calendar year 2020.

VWE serves as a pass-through for Kunde with automated invoicing of Kunde’s product sold to distributors. VWE invoices distributors for Kunde identified items, VWE’s ERP automated system, immediately sets up the Kunde account received for Kunde’s portion of the transactions, as well as the payable to Kunde (as a vendor). The Kunde payable portion has an “on hold” flag placed on it. Upon receipt of a payment from any Kunde distributor or customer, payment of any Kunde portion is applied to Kunde on the VWE books. Once the payment is applied, the payable to Kunde on its vendor account is released from hold and a check is issued to Kunde. This is a direct pass through of funds.

VWE also hosts Kunde’s payroll as a pass-through, such that, VWE runs a payroll for Kunde’s employees and Kunde reimburses the expenses to VWE. The annual pass-through amounts in calendar years 2018, 2019 and 2020, were $509,773, $461,133 and $550,851.

In addition VWE pays Kunde for certain services related to the storage and bottling of alcoholic beverages. In calendar years 2018, 2019 and 2020, VWE made payments of $92,800, $174,420 and $131,235, respectively, to Kunde for services that Kunde provided to VWE.

Mr. Roney, throughout this period, was President of Kunde. The Roney Trust is an 11.1% beneficial shareholder of Kunde holding 151.4171 Series A shares of Kunde and 257.9990 shares of Series B non-voting common stock of Kunde. The Rudd Trust is a 22.2% beneficial shareholder of Kunde, holding 302.834 shares of Series A voting common stock of Kunde and 515.9995 shares of Series B non-voting common stock of Kunde. Darrell Swank is one of two co-trustees of the LR Living Trust and is also a VWE director. Patrick Roney, Chief Executive Officer and a director of VWE, has a combined voting power of VWE stock of 32.6%.

VWE expects to acquire Kunde through the merger of Kunde and VWE, with VWE being the surviving corporation, before the closing of the transactions contemplated by the Transaction Agreement and subject to negotiation of definitive transaction documents and customary closing conditions. Each of the Roney Trust and the Rudd Trust is a significant shareholder of Kunde, and Patrick Roney is the president of Kunde. In the planned merger, VWE will acquire the Roney Trust’s 11.1% share of Kunde’s Series A voting common stock in Kunde in exchange for 181,269 shares of VWE stock and will acquire the LR Living Trust’s 22.2% share of such Kunde stock in exchange for 362,538 shares of VWE capital stock. The total consideration payable to Kunde shareholders, including related parties, is expected to be approximately $52 million in cash, VWE stock and promissory notes, net of assumed debt.

AUDITORS

The auditor of BCAC is RSM US LLP, having an address of 151 W 42nd Street, 19th Floor, New York, NY 10036. RSM US LLP is independent of BCAC within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The auditor of VWE is Moss Adams LLP, having an address of 3558 Round Barn Blvd #300, Santa Rosa, CA 95403. Moss Adams LLP is an independent registered public accounting firm with respect to VWE within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The auditor for New VWE Holdco upon completion of the Transaction has yet to be determined.

REGISTRAR AND TRANSFER AGENT AND WARRANT AGENT

The transfer agent and registrar of the New VWE Holdco common stock and the warrant agent for the New VWE Holdco Warrants in Canada will be TSX Trust Company at its principal offices located at 100 Adelaide Street West #301, Toronto, Ontario, M5H 1S3.

The transfer agent for New VWE Holdco common stock in the United States will be Continental Stock Transfer and Trust Company at its principal offices at 1 State Street, 30th Floor, New York, NY.

EXPERTS AND INTERESTS OF EXPERTS

Certain legal and tax matters will be passed upon at the date of this prospectus by Blake, Cassels & Graydon LLP and Jones Day on BCAC’s behalf. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of BCAC’s securities. As at the date hereof, the partners and associates of Jones Day, as a group, beneficially own, directly or indirectly, less than 1% of BCAC’s securities.

MATERIAL CONTRACTS

The following are the material contracts of New VWE Holdco, other than contracts entered into in the ordinary course of business:

(a)	the Transaction Agreement;

(b)	the Founder Support Agreement;

(c)	the VWE Support Agreement;

(d)	the Investor Rights Agreement; and

(e)	the Warrant Agreement.

Copies of the above material contracts will be available following completion of the Transaction on New VWE Holdco’s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this prospectus.

CONTRACTUAL RIGHT OF ACTION

Original purchasers of Class A Restricted Voting Units from the Underwriters in the IPO who continue to hold those securities up to the Redemption Deadline will have a contractual right of action for rescission or damages against New VWE Holdco (as well as a contractual right of action for damages alone) against: (a) the directors of BCAC as of the Redemption Deadline (the “BCAC Directors”), and (b) every person or company who signs this prospectus, which, for greater certainty, includes the Sponsor as a promoter of BCAC (collectively, the “signatories”).

In the event that BCAC’s qualifying acquisition is completed and if this prospectus or any amendment hereto contains a misrepresentation (as defined in the Securities Act (Ontario)), provided that such claims for rescission or damages are commenced by the purchaser not later than: (a) in the case of an action for rescission, 180 days after the Redemption Deadline, or (b) in the case of an action for damages, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three (3) years after the Redemption Deadline, a purchaser who purchased Class A Restricted Voting Units from BCAC’s Underwriters in the IPO shall, in respect of such underlying Class A Restricted Voting Shares, as re-designated pursuant to the Transaction as New VWE Holdco common stock, and the underlying BCAC Warrants, be entitled to, in addition to any other remedy available at the time to such holder, (i) as against New VWE Holdco, in the case of rescission, the amount paid for such Class A Restricted Voting Units upon surrender of the underlying Class A Restricted Voting Shares and BCAC Warrants, and (ii) as against New VWE Holdco, the BCAC Directors and the signatories, in the case of a damages election, their proven damages.

In addition, the following additional provisions apply to actions against the BCAC Directors or the signatories:

(i)	each has a due diligence defence and the other defences and rights contemplated in section 130 of the Securities Act (Ontario) and at law; and

(ii)	each is entitled to be indemnified by New VWE Holdco and VWE to the maximum extent permitted by law.

This contractual right of action for rescission or damages will, subject to the foregoing, be consistent with the statutory right of rescission or damages described under section 130 of the Securities Act (Ontario). In no case shall the amount recoverable exceed the original purchase price of the Class A Restricted Voting Units. In addition, for non-residents of Canada, the contractual right shall be subject to the same interpretational or constitutional defences, if any, as would apply to a claim against a resident Canadian issuer under section 130 of the Securities Act (Ontario), and, as a result, the argument that non-residents are not entitled to take advantage of the contractual right shall not be precluded.

WHERE YOU CAN FIND MORE INFORMATION

BCAC has filed with the SEC a Registration Statement on Form S-4, including exhibits and schedules, under the U.S. Securities Act with respect to the Transaction. As a result, New VWE Holdco will be required to file periodic reports and other information with the SEC and may rely on certain exemptions available to New VWE Holdco as an SEC registrant.

In addition to BCAC’s continuous disclosure obligations under the securities laws of provinces of Canada, BCAC is subject to information requirements of the Exchange Act, and in accordance therewith, BCAC files reports and other information with the SEC. Under a multi-jurisdiction disclosure system adopted by the SEC (“MJDS”), BCAC may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. The SEC maintains the SEC’s Electronic Document Gathering and Retrieval System, commonly known as “EDGAR”, which makes available reports and other information that BCAC files electronically with it, including the Registration Statement. Except as expressly provided herein, documents filed on EDGAR are not, and should not be considered, part of this prospectus.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

New VWE Holdco’s operations and assets are located outside of Canada, and all of New VWE Holdco officers and directors reside outside of Canada. Although our current directors and officers who reside outside of Canada either have an office in Canada or have appointed Blakes Extra-Provincial Services Inc., as their agent for service of process in Canada, it may not be possible for shareholders to enforce against such persons judgments obtained in Canadian courts predicated on the civil liability provisions of applicable securities laws in Canada. Shareholders are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

SECURITIES LAW EXEMPTIONS

Pursuant to a pre-filing application made to the Ontario Securities Commission, as principal regulator, BCAC has applied for exemptive relief from:

(i) Sections 3.2 and 3.3 of NI 52-107 that the financial statements included in this prospectus pursuant to Item 32 (Financial Statement Disclosure for Issuers) of Form 41-101F1 be prepared in accordance with accounting principles and audited in accordance with auditing standards prescribed under Sections 3.2 and 3.3 of NI 52-107, respectively, namely Canadian generally accepted accounting principles applicable to publicly accountable enterprises and Canadian generally accepted accounting standards (the “Accounting Standards Relief”); and

(ii) Item 32 of Form 41-101F1 with respect to certain historical financial statements relating to (a) acquisitions made by VWE in the three years prior to the date hereof of: (1) inventory and wine brand trademarks from Fortnight/J3 Wine Partners (“Fortnight”), (2) inventory and brand trademarks from Distillery 209 (“Distillery 209”), (3) substantially all of the assets of Qupe Wine Cellars, LLC (“Qupe”) consisting of inventory, winery equipment and trademarks and liabilities, (4) inventory and brand trademarks from Alloy Wine Works (“Alloy”), (5) assets including winery, wine equipment, inventory and wine brand trademarks from Laetitia Vineyards & Winery Inc. (“Laetitia”), (6) inventory, land, winery equipment brand trademarks from Owen Roe Winery (“Owen Roe”) and (b) the proposed acquisition by VWE of substantially all of the assets and liabilities of Kunde which is expected to close before consummation of the Transaction (with Fortnight, Distillery 209, Qupe, Alloy, Laetitia and Owen Roe, the “Acquired Companies”), which may be considered to form part of the primary business of VWE, for the purposes of Item 32 of Form 41-101F1 (the “Financial Statements Relief”).

The Accounting Standards Relief will allow this prospectus to include financial statements prepared in accordance with U.S. GAAP and audited as required in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“U.S. PCAOB GAAS”). BCAC’s application for the Accounting Standards Relief is based on the fact that: (a) prior to the filing of this prospectus, BCAC filed a registration statement with the SEC on Form 40-F under the U.S. Exchange Act and became an SEC issuer (as such term is defined in NI 52-107); and (b) the use of U.S. GAAP and U.S. PCAOB GAAS is permitted by NI 52-107 for reporting issuers that are SEC issuers.

The treatment of the Acquired Companies as forming part of the primary business of VWE would require BCAC to include in this prospectus audited annual financial statements for such businesses for up to three years prior to the date of this prospectus. We have applied for exemptive relief with respect to certain pre-acquisition financial statements of such businesses. In the pre-filing application, BCAC made, among others, the submission that none of the Acquired Companies are significant or otherwise material having regard for the overall size and value of VWE’s (or New VWE Holdco’s) business and that the results of the Acquired Companies, other than Kunde, have been consolidated and are presented in the VWE Financial Statements following each of the relevant acquisition dates. Based on the foregoing, we do not believe that the historical financial statements in respect of which relief was requested are necessary for this prospectus to contain full, true and plain disclosure of all material facts with respect to VWE (or New VWE Holdco).

The Financial Statements Relief and the Accounting Standards Relief will be evidenced by the issuance of a receipt of this prospectus.

CERTIFICATE OF BESPOKE CAPITAL ACQUISITION CORP. AND PROMOTER

March 12, 2021

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by securities legislation of each of the provinces and territories of Canada, other than Québec.

BY: (SIGNED) “MARK HARMS” CHIEF EXECUTIVE OFFICER	BY: (SIGNED) “MAJA SPALEVIC” CHIEF FINANCIAL OFFICER

ON BEHALF OF THE BOARD OF DIRECTORS

BY: (SIGNED) “PAUL WALSH” DIRECTOR	BY: (SIGNED) “ROB BERNER” DIRECTOR

BESPOKE SPONSOR CAPITAL LP, AS PROMOTER,

BY ITS GENERAL PARTNER

BESPOKE CAPITAL PARTNERS, LLC

BY: (SIGNED) “MARK HARMS”

MANAGING MEMBER

C-1

APPENDIX A – BCAC FINANCIAL STATEMENTS

(See attached)

BESPOKE CAPITAL ACQUISITION CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

AND DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bespoke Capital Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Bespoke Capital Acquisition Corp. (the Company) as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity (deficiency) and cash flows for the year ended December 31, 2020 and for the period from July 8, 2019 (date of incorporation) through December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from July 8, 2019 (date of incorporation) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s mandatory liquidation and subsequent dissolution if it does not complete a business combination by May 15, 2021 raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2019.

New York, NY
March 12, 2021

Bespoke Capital Acquisition Corp.

BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash	$2,114,670	$4,182,004
Prepaid income taxes	493,996	—
Prepaid expenses	151,409	141,647

Total current assets	2,760,075	4,323,651
Investments held in Trust Account	364,043,313	362,255,356

Total assets	$366,803,388	$366,579,007

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$751,891	$176,738
Due to related party	—	35,737
Income taxes payable	—	193,963

Total current liabilities	751,891	406,438
Deferred underwriters’ commission	13,500,000	13,500,000

Total liabilities	$14,251,891	$13,906,438

Commitments and Contingencies
Class A Restricted Voting Shares, 36,000,000 shares subject to redemption	363,312,252	361,646,410
Stockholders’ Equity (Deficiency)
Class A Restricted Voting Shares, unlimited shares authorized; 0 shares issued and out standing (excluding 36,000,000 shares subject to possible redemption) at both December 31, 2020 and 2019	—	—
Class B Shares, unlimited shares authorized; 9,000,000 shares issued and outstanding at both December 31, 2020 and 2019	25,000	25,000
Additional paid-in capital	—	—
Accumulated deficit	(10,785,755)	(8,998,841)

Total stockholders’ deficiency	$(10,760,755)	$(8,973,841)

Total liabilities and stockholders’ deficiency	$366,803,388	$366,579,007

The accompanying notes are an integral part of the financial statements.

Bespoke Capital Acquisition Corp.

STATEMENTS OF OPERATIONS

	Year ended December 31, 2020	Period from July 8, 2019 (inception) to December 31, 2019
Expenses
General and administrative	$2,597,010	$1,036,785

(Loss) from operations Other	(2,597,010)	(1,036,785)
income
Investment income	2,281,976	2,255,356

(Loss) income before income tax (benefit) expense	(315,034)	1,218,571
Income tax (benefit) expense	(193,962)	193,963

Net (loss) income	$(121,072)	$1,024,608

Basic and diluted net income per Class A Restricted Voting Share	$0.05	$0.42

Weighted average number of Class A Restricted Voting Shares outstanding (basic and diluted)	36,000,000	28,107,345

Basic and diluted net loss per Class B share	$(0.20)	$(1.50)

Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	7,241,879

The accompanying notes are an integral part of the financial statements.

Bespoke Capital Acquisition Corp.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Class A		Class B
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficiency)
Balance at July 8, 2019 (incorporation)	—	$ —	—	$ —	$ —	$ —	$ —
Issuance of Class B Shares to Sponsor upon organization	—	—	1	10	—	—	10
Issuance of Class A Restricted Voting Units in initial public offering, net of underwriting costs	35,000,000	—	—	—	329,622,961	—	329,622,961
Issuance of warrants	—	—	—	—	12,000,000	—	12,000,000
Issuance of Class B Shares	—	—	10,062,499	24,990	—	—	24,990
Issuance of Class A Restricted Voting Units in over-allotment option	1,000,000	—	—	—	10,000,000	—	10,000,000
Forfeiture of Class B Shares	—	—	(1,062,500)	—	—	—	—
Initial shares subject to possible redemption and dividend accretion	(36,000,000)	—	—	—	(351,622,961)	(8,377,039)	(360,000,000)
Change in value of Class A Restricted Voting Shares subject to possible redemption	—	—	—	—	—	(1,646,410)	(1,646,410)
Net income for the period	—	—	—	—	—	1,024,608	1,024,608

Balance at December 31, 2019	—	$—	9,000,000	$25,000	$—	$(8,998,841)	$(8,973,841)

Change in value of Class A Restricted Voting Shares subject to possible redemption	—	—	—	—	—	(1,665,842)	(1,665,842)
Net loss for the year	—	—	—	—	—	(121,072)	(121,072)

Balance at December 30, 2020	—	$—	9,000,000	$25,000	$—	$(10,785,755)	$(10,760,755)

The accompanying notes are an integral part of the financial statements.

Bespoke Capital Acquisition Corp.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2020	Period from July 8, 2019 (inception) to December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(121,072)	$1,024,608
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Investment income earned on Trust Account	(2,281,976)	(2,255,356)
Changes in operating assets and liabilities
Prepaid expenses	(9,762)	(141,647)
Prepaid income taxes	(493,996)	—
Accounts payable and accrued expenses	575,154	176,738
Income taxes payable	(193,963)	193,963
Due to related party, net	(35,737)	35,737

Net cash used in operating activities	(2,561,352)	(965,957)

CASH FLOWS FROM INVESTING ACTIVITIES
Principal deposits in Trust Account	—	(360,000,000)
Interest released from Trust Account	494,019	—

Net cash provided by (used in) investing activities	494,019	(360,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A Restricted Voting Units, net of offering costs	—	353,122,961
Proceeds from issuance of Class B Shares	—	25,000
Proceeds from issuance of Founders’ Warrants	—	12,000,000

Net cash provided by financing activities	—	365,147,961

Net (decrease) increase in cash	(2,067,333)	4,182,004
Cash, beginning of period	4,182,004	—

Cash, end of period	$2,114,671	$4,182,004

Non-cash investing and financing activities
Deferred underwriters’ commission	$—	$13,500,000

Reclassification of Class A Restricted Voting Shares subject to redemption	$—	$360,000,000

Change in value of Cass A Restricted Voting Shares subject to redemption	$1,665,842	$1,646,410

The accompanying notes are an integral part of the financial statements.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Note 1 - Description of Organization and Business Operations

Bespoke Capital Acquisition Corp. (the “Corporation”) was incorporated on July 8, 2019 under the Business Corporations Act (British Columbia), and is domiciled in Canada. The Corporation is a special purpose acquisition corporation which was formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination (a “Business Combination”). The Corporation intends to identify and execute on a Business Combination to acquire several complementary companies as part of its Business Combination to form a leading vertically integrated international company, within a specified 18 month period, from August 15, 2019 (the “Closing Date”) (or 21 months from the Closing Date if the Corporation has executed a definitive agreement for a Business Combination within 18 months from the Closing Date but has not completed a Business Combination within such 18-month period) (the “Permitted Timeline”) (also see Note 10). The Corporation intends to focus its target business search in the cannabis industry; however, the Corporation is not limited to a particular industry or geographic region for the purposes of completing a Business Combination.

As of December 31, 2020, the Corporation had not commenced operations. All activity for the period from July 8, 2019 (inception) through December 31, 2020 relates to the Corporation’s formation, its initial public offering described below, and the pursuit of a Business Combination. The Corporation will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Corporation generates non-operating income in the form of interest income on cash and restricted investments from the proceeds derived from its initial public offering.

The Corporation’s sponsor is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled by Bespoke Capital Partners, LLC, a private equity firm founded by certain of the Corporation’s directors.

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit (Note 3). Each Class A Restricted Voting Unit is comprised of a Class A Restricted Voting Share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of a Business Combination and will expire on the day that is five years after the Closing Date of a Business Combination or earlier.

Transaction costs totaled $20,377,039, consisting of $19,800,000 of underwriting fees (of which $13,500,000 was deferred), legal, accounting, and other professional fees totaling $331,492, and reimbursed expenditures incurred by the Sponsor totaling $245,547. Deferred underwriting fees includes $11,700,000 which is due upon the closing of a Business Combination, and $1,800,000 which is due subsequent to the closing of a Business Combination, at the Corporation’s discretion.

Concurrent with the Closing Date, the Corporation issued 12,000,000 Warrants (the “Founder’s Warrants”) to the Sponsor at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000.

Following the closing of the Offering, an amount of $350,000,000 from the proceeds of the sale of the Class A Restricted Voting Units in the Offering was placed in trust with TSX Trust Corporation, as “Escrow Agent”, in an escrow account (the “Escrow Account” and “Trust Account”) at a Canadian chartered bank, in accordance with the escrow agreement.

The proceeds may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Corporation meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Corporation.

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B Shares (as defined below) will not be registered prior to a Business Combination. Prior to any Business Combination, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares are redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

On September 13, 2019, the underwriters notified the Corporation of their partial exercise of the over-allotment option (the “Over-Allotment Option”) and purchased an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued. Following the closing of the Over-Allotment Option, an additional $10,000,000 was placed in the Trust Account, resulting in $360,000,000 held in the Trust Account.

The Corporation issued 10,062,500 shares of Class B stock to the Sponsor at a price of $0.0029 per share for aggregate proceeds of $25,000. Upon the partial exercise of the Over-Allotment Option, the Sponsor relinquished 1,062,500 of such shares. At December 31, 2020 and 2019, the Sponsor owns 9,000,000 Class B Shares (also referred to as “Founder’s Shares”) representing a 100% interest in the Class B Shares (approximately 20% of the total Class A Restricted Voting Shares and Class B Shares).

Holders of the Founders Shares and Founders Warrants have no access to the Trust Account prior to or following the Closing Date of a Business Combination in respect of such securities. If the Corporation fails to complete a Business Combination within the Permitted Timeline or seeks an extension to the Permitted Timeline, the Sponsor will be entitled to redeem any Class A Restricted Voting Shares it is holding as a result of any purchases pursuant to or following the Offering.

The escrowed funds will enable the Corporation to: (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Business Combination or an extension to the Permitted Timeline, or in the event a Business Combination does not occur within the Permitted Timeline); (ii) fund the Business Combination with the net proceeds following payment of any such redemptions and deferred underwriting commission; and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. These escrowed funds may also be used to pay the: (i) the Underwriters the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement in an amount equal to $11,700,000; and (ii) the Discretionary Deferred Portion in an amount equal to $1,800,000, to such person(s) as is designated by the Corporation, all in accordance with the terms of the Underwriting Agreement, upon completion of a Business Combination. The Discretionary Deferred Portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Business Combination, in accordance with the terms of the Underwriting Agreement.

In connection with the Closing Date of a Business Combination within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations.

If the Corporation is unable to consummate a Business Combination within the Permitted Timeline the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected “Winding-Up” expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

The Permitted Timeline, however, may be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, the Corporation will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. Such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the escrow account.

Consummation of a Business Combination will require approval by a majority of the Corporation’s directors, acceptance by the Toronto Stock Exchange and, where required under applicable law, shareholder approval. If the Corporation is unable to consummate a Business Combination within the permitted timeline, the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares for an amount per share as outlined above.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Corporation

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Corporation has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Corporation, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Corporation’s financial statement with another public Corporation that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Liquidity and Capital Resources

As of December 31, 2020, the Corporation held operating cash totaling $2,114,670 which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities until a Business Combination has been completed. Thereafter, cashflow will depend on the nature and success of a Business Combination. The expenses relating to ongoing operating activities include professional fees, general and administration expenses, and costs associated with identifying and negotiating a Business Combination.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Business Combination. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the Trust Account to operate the business.

To the extent that the Corporation requires additional funding for general ongoing expenses or in connection with a Business Combination, the Corporation may seek funding by way of unsecured loans from our Sponsor or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the Trust Account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the Trust Account. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of a Business Combination. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Business Combination. Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Trust Account.

Management has determined that if the Corporation is unable to consummate a Business Combination within the Permitted Timeline, the mandatory liquidation and subsequent dissolution of the Corporation would raise substantial doubt about the Corporation’s ability to continue as a going concern. On February 4, 2021, the Corporation announced that it entered into a transaction agreement (“Transaction Agreement”). The execution of the Transaction Agreement resulted in the automatic extension of the Corporation’s Permitted Timeline in which to close a qualifying transaction to May 15, 2021. While there is no guarantee that the Business Combination will be completed, management believes the completion of this Business Combination within the Permitted Timeline addresses this uncertainty. Accordingly, adjustments that would be necessary should the Corporation be required to liquidate after May 15, 2021 have not been made to the carrying amounts of assets or liabilities in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of a cash account held at financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Corporation has not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts. The Corporation’s marketable securities portfolio consists of U.S. Treasury Bills with an original maturity of 180 days or less.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Marketable Securities

The Corporation’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Corporation, classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is recognized as gains or losses in the accompanying Statements of Operations. The estimated fair values of financial instruments are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to evaluation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs. The Corporation uses the following three levels of inputs to measure fair value measurements:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the year ended December 31, 2020 and for period from July 8 (inception) to December 31, 2019.

At December 31, 2020 and 2019, the carrying amount of the Corporation’s cash, prepaid expenses, accounts payable and accrued expenses approximate fair value due to their short-term nature. The Corporation’s portfolio of marketable securities is comprised of an investment in U.S. Treasury Bills with an original maturity of 180 days or less. Fair values for trading securities are determined using quoted market prices.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Class A Restricted Voting Shares Subject to Possible Redemption

Class A Restricted Voting Shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A Restricted Voting Shares (including Class A Restricted Voting Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) are classified as temporary equity. At all other times, Class A Restricted Voting Shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares feature certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Corporation’s balance sheets. Changes in redemption value are recorded in the period in which such change occurs.

The Class A Restricted Voting Shares may be considered restricted securities within the meaning of such term under securities laws. Prior to the completion of a Business Combination, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed Qualifying Acquisition, if required under applicable law, and any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to Closing Date of a Business Combination. In lieu of holding an annual meeting prior to the Closing Date of a Business Combination, the Corporation is required to provide an annual update on the status of identifying and securing a Business Combination by way of a press release.

The Corporation is authorized to issue an unlimited number of no-par value Class A Restricted Voting Shares prior to the Closing of a Business Combination.

Offering Costs Associated with Initial Public Offering

Offering costs (also “Transaction Costs”) consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to the initial public offering. Such costs were charged to additional paid-in-capital upon the completion of the Offering.

Income Taxes

The Corporation is subject to federal, provincial, and territorial taxes of Canada. The Corporation follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. The Corporation recognizes the tax benefit from an uncertain tax position only if it is more-likely-than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Business Combination, the underlying structure of a Business Combination, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Business Combination differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits at both December 31, 2020 and December 31, 2019. No amounts were accrued for the payment of interest and penalties for the year ended December 31, 2020 and for the period from July 8, 2019 (inception) to December 31, 2019. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material impacts to its position.

The Corporation is subject to income tax examinations by major taxing authorities. These potential examinations may include questioning the timing and amount of deductions and compliance with federal, provincial, and territorial tax laws. The Corporation’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share

The Corporation’s statement of operations includes a presentation of income per share for shares subject to redemption in a manner similar to the two-class method of income per share.

Net income (loss) per share, basic and diluted for Class A Restricted Voting Shares is calculated by dividing the investment income earned on the Trust Account less applicable income taxes, by the weighted average number of shares of Class A Restricted Voting Shares outstanding for the period presented. Net income (loss) per Class B share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period, excluding Class A Restricted Voting Shares subject to redemption. Diluted earnings or loss per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method. At December 31, 2020 and December 31, 2019, the Corporation had outstanding warrants to purchase 30,000,000 shares of common stock. These shares were excluded from the calculation of diluted net income (loss) per share of common stock because their inclusion would have been anti-dilutive. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the period presented.

The Corporation’s net income is adjusted for the portion of income that is attributable to Class A Restricted Voting Shares subject to redemption, as these shares only participate in the earnings of the Trust Account (less applicable taxes) and not the income or losses of the Corporation.

Accordingly, basic, and diluted income per share is calculated as follows:

	Year ended December 31, 2020	Period from July 8, 2019 (inception) to December 31, 2019
Net (loss) income	$(121,072)	$1,024,608
Less: Income attributable to Class A Restricted Voting Shares (1)	(1,665,842)	(11,883,910)

Adjusted net loss attributable to Class B common stock	$(1,786,914)	$(10,859,302)

Basic and diluted net income per Class A Restricted Voting Share	$0.05	$0.42

Weighted average number of Class A Restricted Voting Shares outstanding (basic and diluted)	36,000,000	28,107,345

Basic and diluted net loss per Class B share	$(0.20)	$(1.50)

Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	7,241,879

(1)

Amounts includes interest earned on the Trust Account, less applicable income taxes. For the period from July 8, 2019 (inception) to December 31, 2019, amount also includes accretion of a dividend related to the allocation of the fair value of warrants on Class A Restricted Voting Units of $10,237,500.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

New Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. The Corporation adopted this standard effective July 8, 2019.

Recent Accounting Pronouncements

The Corporation’s management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s financial statements.

Note 3—Initial Public Offering

On August 15, 2019, the Corporation completed its Offering of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their Over-Allotment Option to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued.

Each Class A Restricted Voting Unit is comprised of a Class A Restricted Voting Share and one-half of a share purchase Warrant. Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Business Combination and will expire on the day that is five years after the closing date of the Business Combination, or earlier. Upon the completion of a Business Combination, Class A Restricted Voting Shares will be converted into common shares, and Warrants exercised will purchase common shares. Warrants are classified as stockholders’ equity in the Corporation’s balance sheet.

The Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the Closing Date price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period. The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger, or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their respective exercise prices.

Note 4—Private Placement

Concurrent with the Closing Date, the Corporation issued 12,000,000 Warrants (the “Founder’s Warrants”) to the Sponsor at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000.

Each whole Warrant entitles the holder thereof to purchase one Class A Restricted Voting Share at an exercise price of $11.50, subject to anti-dilution adjustments. Warrants will become exercisable commencing 65 days after the completion of a Business Combination. If the Corporation does not complete a Business Combination, withing the Permitted Timeline, Warrants expire worthless.

At December 31, 2020 and December 31, 2019, the Corporation had 12,000,000 Founders’ Warrants issued and outstanding to the Sponsor. Founders’ Warrants are classified as stockholders’ equity in the Corporation’s balance sheet.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Note 5—Stockholders’ Equity

Class B Shares/Founders Shares

The Corporation is authorized to issue an unlimited number of no-par value Class B shares. Class B Shares, also referred to as Founder’s Shares, issued to the Founders representing a 100% interest in the Class B Shares and approximately 20% of the total Class A Restricted Voting Shares and Class B Shares. The Sponsor has agreed pursuant to an Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the Closing Date of a Business Combination, in each case other than transfers required due to the structuring of a Business Combination or unless otherwise permitted by the Exchange.

The holders of the Class B Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval, other than the extension to the Permitted Timeline.

The Corporation issued 10,062,500 shares of Class B stock to the Sponsor at a price of $0.00248 per share for aggregate proceeds of $25,000. Upon the partial exercise of the Over-Allotment Option, the Sponsor relinquished 1,062,500 of such shares. At December 31, 2020 and December 31, 2019, the Sponsor owns 9,000,000 Class B Shares.

Proportionate Voting Shares

On or immediately following completion of a Business Combination, each Class A Restricted Voting Share (unless previously redeemed) will be automatically converted into one common share, and each Class B Share will be automatically converted on a 100-for-1 basis into new no-par value proportionate voting shares of the Corporation. No common shares or proportionate voting shares will be issued prior to the closing of a Business Combination. Proportionate voting shares may be converted into common shares, subject to certain limitations and conditions. Proportionate voting shares do not possess redemption rights.

Note 6—Commitments and Contingencies

Registration Rights and Lock-Up Agreement

Pursuant to the Underwriting Agreement, the Corporation will be, subject to certain exceptions, prohibited from issuing additional securities prior to the qualifying acquisition. Also, pursuant to the Underwriting Agreement and the Exchange Agreement and Undertaking, the Corporation and Sponsor will be subject to a lock-up until the closing of the qualifying acquisition. The Corporation will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

In consideration for its services in connection with the Offering, the Corporation agreed to pay the underwriters a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $6,300,000, representing $0.175 per Class A Restricted Voting Unit to the underwriters upon Closing Date of the Offering.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Remaining underwriters’ commissions of $13,500,000 at December 31, 2020 and 2019 are payable as follows:

	Per Class A Restricted Voting Unit	Amount
Upon the closing of a Business Combination	$0.325	$11,700,000

Subsequent to the closing of a Business Combination, at the discretion of the Corporation, and subject to certain limitations	0.050	1,800,000

	$0.375	$13,500,000

Note 7—Income Taxes

Components of income tax (benefit) expense are as follows:

	Year ended December 31, 2020	Period from July 8, 2019 (inception) to December 31, 2019
Current income tax (benefit) expense
Federal	$(107,757)	$107,757
Provincial and territorial	(86,205)	86,205

	(193,962)	193,962
Deferred
Federal	—	—
Provincial and territorial	—	—

	—	—
Income tax (benefit) expense	$(193,962)	$193,962

Reconciliation of the differences between the (benefit) provision for income taxes and income tax (benefit) expense at the Canadian federal income tax rate is as follows:

	Year ended December 31, 2020		Period from July 8, 2019 (inception) to December 31, 2019
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Current tax at federal rate	$(47,255)	15%	$182,786	15%
Current tax at provincial and territorial rates	(37,804)	12%	146,229	12%
Change in valuation allowance	264,933	(84)%	—	0%
Stock issuance costs	(380,586)	121%	(138,427)	(11)%
Non-deductible expenses	6,750	(2)%	3,375	0%

	$(193,962)	62%	$193,962	16%

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Deferred income tax assets are as follows:

	Year ended December 31, 2020	Period from July 8, 2019 (inception) to December 31, 2019
Deferred share issuance costs	$1,337,787	$1,718,374
Net operating losses	264,933	—
Valuation allowance	(1,602,721)	(1,718,374)

Net deferred tax asset	$—	$—

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of taxable temporary differences, projected future taxable income (including the character of the projected future taxable income) and tax planning strategies in making their assessment. Based on this assessment, due to the uncertainty related the Corporation’s ability to execute a Business Combination, management concluded that a valuation allowance should be recorded against its deferred tax assets.

At December 31, 2020, the Corporation has unused net operating loss carryforwards of approximately $981,000 to offset future taxable income. The use of such carryforwards may be limited.

Note 8—Related Party Transactions

Administrative Agreement

The Corporation has entered into an administrative services agreement with our Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services, or to help effect a Business Combination. The Corporation has agreed to pay up to $10,000 per month, plus applicable taxes for such services. For the year ended December 31, 2020 and for the period from July 8, 2019 (inception) to December 31, 2019, the Corporation paid $120,000 and $45,161, respectively in respect of these services.

In April 2020, the Corporation agreed to pay the Sponsor until a business combination is consummated, for overhead costs incurred on behalf of the Corporation. The Corporation paid the Sponsor $278,952 for the year ended December 31, 2020 related to these costs.

Out-of-Pocket Expenses

The Corporation has further agreed to reimburse an affiliate of the sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of the Corporation which were paid by the affiliate relating to certain activities on the Corporation’s behalf, including identifying and negotiating a Business Combination. For the year ended December 31, 2020 and for the period from July 8, 2019 (inception) to December 31, 2019, the Corporation incurred $117,676 and $160,668, respectively related to such expenses. There were no amounts due to related party for such expenses at December 31, 2020. At December 31, 2019, $35,737 was reported as due to related party for such expenses.

Amounts due to related party are non-interest bearing.

Bespoke Capital Acquisition Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019

Note 9—Fair Value

Following is a description of the valuation methodologies used for assets measured at fair value at both December 31, 2020 and December 31, 2019.

The Corporation’s Trust Account is invested in U.S. Treasury Bills maturing in January 2021 yielding interest of approximately 0.055%. The Corporation classifies its U.S. Treasury Bills as Level 1 measurements within the fair value hierarchy at both December 31, 2020 and December 31, 2019.

Note 10—Subsequent Events

Transaction Agreement

On February 4, 2021, the Corporation announced that it entered into a Transaction Agreement with, among others, and Vintage Wines Estates, Inc. (“VWE”) to effect a merger (the resulting entity, “New VWE”). Pursuant to the Transaction Agreement and subject to the terms and conditions contained therein, a wholly owned subsidiary of the Corporation will merge with and into VWE with VWE surviving the merger as a wholly owned subsidiary of the Corporation (the “merger”); the Corporation will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “domestication”); and the Corporation will change its name to Vintage Wine Estates, Inc. (collectively, the “transactions”). The transactions are intended to constitute the Corporation’s qualifying acquisition.

The execution of the Transaction Agreement resulted in the automatic extension of the Corporation’s Permitted Timeline in which to close a qualifying transaction to May 15, 2021.

On February 8, 2021 Class A Restricted Voting Shares were approved and began trading in the United States (U.S.) on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) under the symbol “BSPE”. The Corporation’s Warrants will trade over-the-counter in the U.S. Class A Restricted Voting Shares and Warrants remain listed on the Toronto Stock Exchange.

Pursuant to a consulting agreement entered into between BCAC and Peter Caldini on March 10, 2021, following completion of BCAC’s qualifying acquisition, Mr. Caldini will be entitled to receive a $500,000 consulting fee, payable in cash, and 100,000 profit interest units in a limited partnership that has an indirect economic interest in the Sponsor.

APPENDIX B—MANAGEMENT’S DISCUSSION AND ANALYSIS OF BCAC

(See attached)

BESPOKE CAPITAL ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2020 AND FOR THE PERIOD FROM

JULY 8, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements (‘‘Financial Statements’’) of Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’) for the year ended December 31, 2020 and July 8, 2019 (Inception) to December 31, 2019 and the accompanying notes thereto. This Management’s Discussion and Analysis (‘‘MD&A”) has been prepared with an effective date of March 12, 2021. The Financial Statements of the Corporation have been prepared by management and are in accordance with International Financial Reporting Standards (‘‘IFRS’’). The Corporation’s financial information is expressed in United States dollars unless otherwise specified. In addition to reviewing this report, readers are encouraged to read the Corporation’s public information filings on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This document may contain ‘‘forward-looking statements’’ (as defined under applicable securities laws). These statements relate to future events or future performance including comments with respect to the Corporation’s objectives and priorities for fiscal year 2020 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition (as defined below), the Corporation’s business operations, financial performance and condition. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘expect’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘predict’’, ‘‘potential’’, ‘‘continue’’, ‘‘target’’, ‘‘intend’’, ‘‘could’’ or the negative of these terms or other comparable terminology. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement. These factors include, but are not limited to, market and general economic conditions and the risks and uncertainties discussed in the section entitled ‘‘Risk Factors’’ in the Corporation’s annual information form dated March 12, 2021 (the “AIF”). The forward-looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes. Forward-looking statements contained in this MD&A are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward-looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Nature of Activities

The Corporation is a special purpose acquisition corporation incorporated on July 8, 2019 under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a ‘‘Qualifying Acquisition’’). The registered office of the Corporation is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. The Corporation’s head office is located at Third Floor, 115 Park Street, London, United Kingdom, W1K 7AP.

Initial Public Offering

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A restricted voting units (the “Class A Restricted Voting Units”) at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their over-allotment option (the “Over-Allotment Option”) to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units have been issued.

Each Class A Restricted Voting Unit was comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Qualifying Acquisition and will expire on the day that is five years after the closing date of the Qualifying Acquisition or earlier as further described in the Corporation’s final long form prospectus dated August 8, 2019 (the “Prospectus”).

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B shares (the “Class B Shares”) will not be listed prior to the Qualifying Acquisition. Prior to any Qualifying Acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The proceeds of $360,000,000 relating to the Class A Restricted Voting Units are held by TSX Trust Company, as “Escrow Agent”, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the escrow funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing by the Corporation of a Qualifying Acquisition within the “Permitted Timeline”; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided in the Prospectus) by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds and for payment of certain expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The escrowed funds are being held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Acquisition or an extension to the Permitted Timeline, or in the event a Qualifying Acquisition does not occur within the Permitted Timeline), (ii) fund the Qualifying Acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay (i) the underwriters the portion of the deferred underwriting commission provided in the initial public offering underwriting agreement in an amount equal to $11,700,000 and (ii) the discretionary deferred portion of the underwriting commission to such person(s) as is designated by the Corporation, all in accordance with the terms of the underwriting agreement. The discretionary deferred portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the underwriting agreement.

Consummation of the Qualifying Acquisition will require approval by a majority of the Corporation’s directors unrelated to the Qualifying Acquisition.

In connection with the closing of a Qualifying Acquisition within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations as further described in the Prospectus. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

If the Corporation is unable to consummate a Qualifying Acquisition within the Permitted Timeline of 18 months from the closing of the Offering (or 21 months from the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 18 months from the closing of the Offering but has not completed the Qualifying Acquisition within such 18-month period), the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension.

Subsequent Events

On February 4, 2021, the Company and Vintage Wine Estates, Inc. (“VWE”) announced that they have entered into definitive transaction agreement (the “Transaction Agreement”) pursuant to which, among other things, the Corporation will acquire, all of the equity of VWE (the “Transaction”) by way of a merger between VWE and a wholly owned subsidiary of the Corporation (“Merger Sub”). The Transaction is intended to constitute the Company’s qualifying acquisition pursuant to the TSX Company Manual.

As part of the Transaction, among other things, (i) the Corporation will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “Continuance”); (ii) Merger Sub will merge with and into VWE with VWE surviving the merger as a wholly owned subsidiary of the Corporation (the “Merger”); and (iii) the Corporation will change its name to “Vintage Wine Estates, Inc.” (referred to herein as “New VWE Holdco”). All outstanding Class A restricted voting shares (the “Class A Restricted Voting Shares”) and the outstanding Class B shares (the “Founder’s Shares”) held by the Bespoke Sponsor Capital LP (our “sponsor”) will be converted on a one-to-one basis into shares of common stock of New VWE Holdco (“New VWE Holdco Common Stock”) and the outstanding share purchase warrants will continue and remain outstanding on a one-for-one basis as share purchase warrants of New VWE Holdco (“New VWE Holdco Warrants”).

Following completion of the Transaction, New VWE Holdco will own 100% of VWE and, assuming no redemptions of Class A Restricted Voting Shares and no exercise of dissent rights in connection with the Continuance, former holders’ of VWE’s equity securities will collectively own an approximately 39% equity and voting interest in New VWE Holdco.

The Continuance, the Merger and related matters will be considered at a shareholders’ meeting, expected to be held in the second quarter of 2021. The Corporation will also provide holders of Class A Restricted Voting Shares the opportunity to redeem all or a portion of their Class A Restricted Voting Shares in accordance with BCAC’s organizational documents. The VWE board of directors has determined that the Transaction Agreement and the Transaction are in the best interests of VWE and the BCAC board of directors has determined that the Transaction Agreement and the Transaction are in the best interests of BCAC. The BCAC board of directors has recommended that BCAC shareholders vote in favor of the Continuance, the Merger and related matters.

Concurrently with entering into the Transaction Agreement, our sponsor entered into a support agreement, pursuant to which it agreed, among other things, to vote in favor of the Continuance, the Merger and related matters and certain VWE shareholders entered into a support agreement pursuant to which they agreed, among other things, to vote in favor of the Transaction. Concurrent with the consummation of the Transaction, the VWE shareholders and our sponsor will enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide for, among other things, voting agreements, registration rights and certain other restrictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Completion of the Transaction remains subject to the satisfaction or waiver of certain customary conditions, including, among other things: (a) the receipt of Corporation shareholder approval, approving the Continuance, the Merger and related matters; (b) the effectiveness of a registration statement on Form S-4 and the issuance by the Ontario Securities Commission of a final receipt for the Corporation’s non-offering prospectus; (c) the approval of the Toronto Stock Exchange (the “TSX”); (d) the approval for listing of the New VWE Holdco Common Stock and the New VWE Holdco Warrants on Nasdaq; (e) the expiration or termination of any waiting period (and any extension thereof) and receipt of all required consents applicable to the Transaction under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (f) the occurrence of the Continuance.

Further details on the proposed transactions are set out in the Material Change Report and the Transaction Agreement and BCAC’s which were filed on SEDAR on February 12, 2021 and February 12, 2021, respectively, and Preliminary Prospectus dated March 12, 2021.

Selected Financial Information

Below is selected information from the statement of net loss and comprehensive loss for the three and nine months ended December 31, 2020.

Statement of Operations

	Three months ended December 31, 2020	For the three months ended December, 31 2019	Year ended December 31, 2020	From July 8, 2019 (Date of Incorporation) to December 31, 2019
Expenses
General and administrative	$1,139,934	569,997	2,597,010	1,036,785

(Loss) from operations	(1,139,934)	(569,997)	(2,597,010)	(1,036,785)
Other income
Investment income	$49,631	1,632,001	2,281,976	2,255,356

(Loss) income before income tax (benefit) expense	(1,090,303)	1,062,004	(315,034)	1,218,571
Income taxes
Income tax (benefit) expense	(194,007)	193,963	(193,963)	193,963

Net (loss), income	$(896,296)	868,041	(121,071)	1,024,608
Basic and diluted net income per Class A share	$0.00	0.03	0.05	0.42

Weighted average number of Class A shares outstanding (basic and diluted)	36,000,000	36,000,000	36,000,000	28,107,345

Basic and diluted net income per Class B share	$(0.10)	(0.04)	(0.20)	(1.50)

Weighted average number of Class B Shares outstanding (basic and diluted)	9,000,000	9,000,000	9,000,000	7,241,879

Results of Operations

For the three months ended December 31, 2020, the Corporation earned interest income of $49,631, reported a net loss of $(896,296), basic and diluted net loss of $(0.10) per Class B Share and net income of $0.00 per Class A Share.

For the three months ended December 31, 2019 the Corporation earned interest income of $1,632,001 reported a net income of $868,041, basic and diluted net loss of $(0.04) per Class B Share and net income of $0.03 per Class A Share.

For the year ended December 31, 2020, the Corporation earned interest income of $2,281,976. reported a loss of $(121,071), basic and diluted net loss of $(0.20) per Class B Share and net income of $0.05 per Class A Share.

From July 8, 2019 (Inception) to December 31, 2019, the Corporation earned interest income of $2,255,356, reported an income of $1,024,608, a basic and diluted net loss of $(1.50) per Class B Share and net income of $0.42 per Class A Share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative Expenses

General and administrative expenses include costs incurred relating to assessing, negotiating and conducting due diligence on potential Qualifying Acquisitions, as well as general administrative costs of operating the Corporation. A summary of the general and administrative expenses incurred during the year ended December 31, 2020 and July 8, 2019 (Inception) to December 31, 2019 are as follows:

General and administrative expenses

	Three months ended December 31, 2020	Three months ended December 31, 2019	Twelve months ended December 31, 2020	From July 8, 2019 (Date of Incorporation) to December 31, 2019
Public company filing and listing costs	$77,085	20,825	258,955	191,513
Professional fees (marketing, recruitment, diligence, etc.)	815,951	355,717	1,531,802	549,865
Insurance	108,705	55,350	281,731	88,964
General office expenses (travel, service agreement, phone etc.)	138,193	138,105	524,522	206,443

	$1,139,934	569,997	2,597,010	1,036,785

Income Taxes

The Corporation is subject to federal, provincial, and territorial taxes of Canada. The Corporation follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. The Corporation recognizes the tax benefit from an uncertain tax position only if it is more-likely-than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Business Combination, the underlying structure of a Business Combination, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Business Combination differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits at both December 31, 2020 and December 31, 2019. No amounts were accrued for the payment of interest and penalties for the year ended December 31, 2020 and for the period from July 8, 2019 (inception) to December 31, 2019. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material impacts to its position.

The Corporation is subject to income tax examinations by major taxing authorities. These potential examinations may include questioning the timing and amount of deductions and compliance with federal, provincial, and territorial tax laws. The Corporation’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities. If the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Information

Below is selected information from the statement of net income and comprehensive income for the three months ended December 31, 2020, the three months ended September 30, 2020, June 30, 2020, the three months ended March 31, 2020, the three months ended December 31, 2019 and from July 8, 2019 (Date of Incorporation) to September 30, 2019.

Statement of Operations

	Three months ended December 31, 2020	For the three months ended September, 30 2020	For the three months ended June, 30 2020	For the three months ended March, 31 2020	For the three months ended December, 31 2019	From July 8, 2019 (Date of Incorporation) to September 30, 2019
Expenses
General and administrative	$1,139,934	664,966	235,209	556,901	569,997	466,788

(Loss) from operations	(1,139,934)	(664,966)	(235,209)	(556,901)	(569,997)	(466,788)
Other income
Investment income	$49,631	64,709	702,596	1,465,040	1,632,001	623,355

(Loss) income before income tax (benefit) expense	(1,090,303)	(600,257)	467,386	908,139	1,062,004	156,567
Income taxes
Income tax (benefit) expense	(194,007)	(199,992)	143,999	56,037	193,963	—

Net (loss) income	$(896,296)	(400,265)	323,387	852,102	868,041	156,567
Basic and diluted net income per Class A share	$0.00	0.00	0.01	0.03	0.03	0.56

Weighted average number of Class A shares outstanding (basic and diluted)	36,000,000	36,000,000	36,000,000	36,000,000	36,000,000	19,564,706

Basic and diluted net (loss) per Class B share	$(0.10)	(0.05)	(0.02)	(0.02)	(0.04)	(2.00)

Weighted average number of Class B Shares outstanding (basic and diluted)	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	5,338,971

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity, Capital Resources and Financial Position

BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash	$2,114,670	$4,182,004
Prepaid income taxes	493,996	—
Prepaid expenses	151,409	141,647

Total current assets	2,760,075	4,323,651
Investments held in Trust Account	364,043,313	362,255,356

Total assets	$366,803,388	$366,579,007

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$751,891	$176,738
Due to related party	—	35,737
Income taxes payable	—	193,963

Total current liabilities	751,891	406,438
Deferred underwriters’ commission	13,500,000	13,500,000

Total liabilities	$14,251,891	$13,906,438

Commitments and Contingencies
Class A Restricted Voting Shares, 36,000,000 shares subject to redemption	363,312,252	361,646,410
Stockholders’ Equity (Deficiency)
Class A Restricted Voting Shares, unlimited shares authorized; 0 shares issued and outstanding (excluding 36,000,000 shares subject to possible redemption) at both December 31, 2020 and 2019	—	—
Class B Shares, unlimited shares authorized; 9,000,000 shares issued and outstanding at both December 31, 2020 and 2019	25,000	25,000
Additional paid-in capital	—	—
Accumulated deficit	(10,785,755)	(8,998,841)

Total stockholders’ deficiency	$(10,760,755)	$(8,973,841)

Total liabilities and stockholders’ deficiency	$366,803,388	$366,579,007

The funds raised relating to Class A Restricted Voting Units totaling $360,000,000 have been held in cash and cash equivalents in escrow with a Canadian chartered bank. The current cash is invested in U.S treasury bills with 1-month terms of investment. The escrow balance includes the $360,000,000 funds raised relating to Class A Restricted Voting Units and cumulative interest earned on the escrow account totaling $4,537,332 as of December 31, 2020 and cumulative interest earned totaling $2,255,356 as of December 31, 2019. Interest earned on the escrow balance totaled $49,631 for the three months ended December 31, 2020 and $1,632,001 for the three months ended December 31, 2019.In accordance with the terms of the Offering, all amounts raised through the issuance of the Class A Restricted Voting Units were deposited into the escrow account and can only be released upon certain prescribed conditions being met.

The Corporation’s intent is for all or substantially all of the funds held in the escrow account to be used to complete a Qualifying Acquisition, or several Qualifying Acquisitions, which would likely close concurrently. As noted in the Prospectus, the fair market value of any Qualifying Acquisition (or the aggregate fair market value of the Corporation’s combined Qualifying Acquisitions, if there are more than one) must, unless exemptive relief is obtained from the Exchange, not be less than 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). If, after redemptions, debt or the Corporation’s capital stock is used as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post-Qualifying Acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends and for marketing, research and development of existing or new products, or for other purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at December 31, 2020, the Corporation had cash, excluding restricted amounts held in the escrow account, totaling $2,114,670 and $4,182,004 as at December 31, 2019, which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities on a quarterly basis until a Qualifying Acquisition has been completed and, thereafter cashflow will depend on the nature and success of the Qualifying Acquisition. The expenses relating to ongoing operating activities include professional fees, general and administration expenses related to being a public company, and costs associated with identifying and negotiating a Qualifying Acquisition.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Qualifying Acquisition. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the escrow account to operate the business.

To the extent that we require additional funding for general ongoing expenses or in connection with our Qualifying Acquisition, the Corporation may seek funding by way of unsecured loans from our sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the Qualifying Acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Qualifying Acquisition.

Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules and other conditions as described in the Prospectus.

As of the date of filing the Corporation does not have any off-balance sheet financing arrangements and has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Share Capital

As of the date of this MD&A, the Corporation had 36,000,000 Class A Restricted Voting Shares and 9,000,000 Class B Shares issued and outstanding. In addition, the Corporation had an aggregate of 30,000,000 Warrants issued and outstanding, comprised of 18,000,000 Warrants which formed part of the Class A Restricted Voting Units and 12,000,000 Founders’ Warrants issued to our sponsor.

Related Party Transactions

The Corporation has entered into an administrative services agreement with our Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services, or to help effect the Qualifying Acquisition. The Corporation has agreed to pay up to $10,000 per month, plus applicable taxes for such services. For the year ended December 31, 2020 and for the period from July 8, 2019 (Inception) to December 31, 2019, the Corporation paid $120,000 and $45,161, respectively in respect of these services. In April 2020, the Corporation agreed to pay the Sponsor until a Qualifying Acquisition is consummated for overhead costs incurred on behalf of the Corporation. The Corporation paid the Sponsor $278,952 for the year ended December 31, 2020 related to these costs.

The Corporation has further agreed to reimburse an affiliate of the sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of the Corporation which were paid by the affiliate relating to certain activities on the Corporation’s behalf, including identifying and negotiating a Qualifying Acquisition. The Corporation incurred $117,676 and $160,668 related to out-of-pocket expenses paid during for the year ended December 31, 2020 and for the period from July 8, 2019 (Inception) to December 31, 2019, respectively, of which $0 and $35,737 are reported as due to related party at December 31, 2020 and December 31, 2019, respectively.

Amounts due to related party are non-interest bearing.

Proposed Acquisitions

See “Subsequent Events” for a description of the proposed Qualifying Acquisition.

Significant Accounting Policies and Critical Accounting Estimates

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). For further information about the accounting policies used by the Corporation, please refer to the Corporation’s Financial Statements and notes thereto for the year ended December 31, 2020 and the period from July 8, 2019 (Inception) to December 31, 2019. Preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the dates presented and the reported amounts of revenues and expenses during the periods presented. Significant estimates inherent in the preparation of the accompanying financial statements include the assumptions related to the concentration of credit risk, the fair value of financial instruments, assumptions related to the possible redemption of Class A Restricted Voting Shares, offering costs associated with the IPO and income taxes, including the valuation allowance against deferred tax assets. For further information about the accounting policies used by the Company, please refer to the Company’s financial statements and notes thereto for the year ended December 31, 2020 and the period from July 8, 2019 (inception) to December 31, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Controls and Procedures

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. The Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as required by Rule 13a-15(b) of the Exchange Act) and has concluded that certain of the Corporation’s disclosure controls and procedures are not effective as of December 31, 2020 due to the material weaknesses in the internal control over financial reporting as described below.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment under the framework in Internal Control—Integrated Framework (2013), BCAC management concluded that BCAC’s internal control over financial reporting was not effective as of December 31, 2020 and December 31, 2019 due to the existence of a material weakness in BCAC’s internal controls over complex accounting transactions. A material weakness is a deficiency, or combination of control deficiencies, in internal control that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to the restatement of the financial statements from IFRS to GAAP. As part of this restatement, BCAC, together with its outside technical advisors, incorrectly applied GAAP to the accounting for a complex accounting transaction within the equity instruments as part of the restatement to GAAP. This incorrect application of GAAP was subsequently discovered by BCAC’s auditors and was adjusted prior to the approval by the audit committee and the board of directors and issuance of the final financial statements for the years ended December 31, 2020 and December 31, 2019. As a result, however, in the course of making the assessment of the effectiveness of internal control over financial reporting, BCAC identified a material weakness in its internal control over financial reporting. The material weakness related to the restatement of the financial statements from IFRS to GAAP, having insufficient technical resources to appropriately evaluate for complex accounting transactions within the equity instruments, and was addressed by BCAC and has not resulted in a material misstatement.

Management of the Corporation has also concluded that notwithstanding the existence of the material weaknesses, the financial statements of the Corporation, present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Managing Risk

Except as otherwise disclosed in this MD&A and in the Financial Statements, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the AIF, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.

APPENDIX C—VWE FINANCIAL STATEMENTS

(See attached)

VINTAGE WINE ESTATES, INC.

FINANCIAL STATEMENTS

(EXPRESSED IN UNITED STATES DOLLARS)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Vintage Wine Estates, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vintage Wine Estates, Inc. and Subsidiaries (the “Company”) as of June 30, 2020 and 2019, and December 31, 2018 and 2017, and, the related consolidated statements of operations and comprehensive income (loss), changes in redeemable Series A stock, Series B stock and noncontrolling interest, and stockholders’ equity and cash flows for the year ended June 30, 2020, six-month period ended June 30, 2019, and years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020 and 2019 and December 31, 2018 and 2017, and the consolidated results of their operations and their cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Disruption of Operations

As described in Note 17 to the consolidated financial statements, the Company has been and may continue to be impacted by the COVID-19 pandemic and fires in Northern California.

Change in Fiscal Year End

As described in Note 1 to the consolidated financial statements, the Company changed its fiscal year end from December 31 to June 30. As a result, the consolidated financial statements reflect a six-month transition period from January 1, 2019 through June 30, 2019.

Our audit opinion is not modified with respect to these matters.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Santa Rosa, California
March 12, 2021

We have served as the Company’s auditor since 2013.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
		(As Adjusted)	(As Adjusted)	(As Adjusted)
ASSETS
Current assets:
Cash	$1,750,500	$2,775,600	$1,991,900	$10,703,600
Accounts receivable, net	10,197,800	10,527,700	13,211,000	8,650,700
Related party receivables	1,080,800	1,181,800	1,205,800	1,450,400
Other receivables	9,588,300	11,253,400	9,614,400	9,947,500
Inventories	206,457,500	166,815,400	155,461,800	113,976,300
Prepaid expenses and other current assets	4,423,100	5,587,100	3,810,300	1,329,000

Total current assets	233,498,000	198,141,000	185,295,200	146,057,500
Property, plant, and equipment, net	162,172,500	168,070,300	137,106,400	114,136,900
Goodwill	87,122,900	87,112,900	87,112,900	20,871,800
Intangible assets, net	26,110,200	27,170,400	24,769,400	15,489,400
Acquisition related deposits	—	—	—	15,000,000
Other assets	2,783,000	1,326,900	1,618,100	1,093,400

Total assets	$511,686,600	$481,821,500	$435,902,000	$312,649,000

LIABILITIES, REDEEMABLE STOCK AND NONCONTROLLING INTEREST, AND STOCKHOLDERS’ EQUITY
Current liabilities
Line of credit	$162,544,500	$154,808,800	$129,000,000	$104,500,000
Accounts payable	15,124,800	12,762,400	11,009,900	11,844,400
Accrued liabilities and other payables	13,325,500	11,554,600	20,428,800	9,271,100
Related party liabilities	12,214,900	11,546,200	15,164,100	4,557,700
Current maturities of long-term debt	16,298,400	15,438,500	14,395,100	7,974,600

Total current liabilities	219,508,100	206,110,500	189,997,900	138,147,800
Other long-term liabilities	1,057,000	1,891,500	2,827,400	1,655,000
Long-term debt, less current maturities	143,039,000	132,897,800	110,943,500	88,462,000
Interest rate swap liabilities	19,943,200	6,998,000	2,005,900	—
Deferred tax liability	5,686,700	15,395,100	15,078,200	—
Deferred gain	13,334,800	—	—	—

Total liabilities	402,568,800	363,292,900	320,852,900	228,264,800

Commitments and contingencies (Notes 13 and 16)
Series A redeemable stock, no par value 10,000,000 and 6,799,424 shares authorized, and issued and outstanding, respectively.	37,792,100	29,968,000	26,806,500	—

Series B redeemable stock, no par value; 10,000,000 and 1,588,956 shares authorized, and issued and outstanding, respectively.	42,714,900	37,736,900	35,358,400	—

Redeemable noncontrolling interest	1,381,700	1,256,800	1,274,000	1,268,700

Stockholders’ equity
Stock, no par value; 20,000,000 shares authorized; 7,142,929 shares issued and outstanding	—	—	—	14,847,200
Series A stock, no par value, 10,000,000, and 872,931 shares authorized, and issued and outstanding, respectively	2,363,500	2,363,500	2,363,500	—
Additional paid-in capital	10,068,900	9,779,600	9,441,100	8,873,600
Retained earnings	15,191,300	37,734,700	40,028,700	59,466,700

Total Vintage Wine Estates, Inc. stockholders’ equity	27,623,700	49,877,800	51,833,300	83,187,500
Noncontrolling interests	(394,600)	(310,900)	(223,100)	(72,000)

Total stockholders’ equity	27,229,100	49,566,900	51,610,200	83,115,500

Total liabilities, redeemable stock and noncontrolling interest, and stockholders’ equity	$511,686,600	$481,821,500	$435,902,000	$312,649,000

The accompanying notes are an integral part of the consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year ended June 30, 2020	Six months ended June 2019	Year ended December 31, 2018	Year ended December 31, 2017
		(As Adjusted)	(As Adjusted)	(As Adjusted)
NET REVENUES
Wine and spirits	$155,740,600	$70,010,900	$147,709,700	$121,091,900
Nonwine	34,178,000	16,841,600	36,227,300	26,582,500

	189,918,600	86,852,500	183,937,000	147,674,400

COST OF REVENUES
Wine and spirits	98,235,800	39,919,400	88,499,300	69,376,800
Nonwine	20,050,900	9,434,400	19,317,500	14,238,600

	118,286,700	49,353,800	107,816,800	83,615,400

GROSS PROFIT	71,631,900	37,498,700	76,120,200	64,059,000
Selling, general, and administrative expenses	64,698,800	31,983,200	58,833,400	53,953,700
Impairment of intangible assets and goodwill	1,281,000	—	573,200	97,600
(Gain) loss on sale of property, plant, and equipment	(1,051,700)	41,700	148,600	46,300
Gain on remeasurement of contingent consideration liabilities	(1,034,500)	(217,600)	(664,600)	(2,584,600)

			—
INCOME FROM OPERATIONS	7,738,300	5,691,400	17,229,600	12,546,000

OTHER INCOME (EXPENSE)
Interest expense	(15,422,100)	(7,575,500)	(12,174,500)	(5,600,800)
Gain on bargain purchase	—	7,137,500	89,400	3,757,100
Net unrealized loss on interest rate swap agreements	(12,945,200)	(4,992,100)	(2,005,900)	—
Other, net	971,900	207,800	245,300	583,400

TOTAL OTHER INCOME (EXPENSE), NET	(27,395,400)	(5,222,300)	(13,845,700)	(1,260,300)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(19,657,100)	469,100	3,383,900	11,285,700
INCOME TAX PROVISION	9,957,000	2,671,900	(15,611,500)	—

NET (LOSS) INCOME	(9,700,100)	3,141,000	(12,227,600)	11,285,700
Net (income) loss attributable to the noncontrolling interests	(41,200)	105,000	145,800	149,300

NET (LOSS) INCOME ATTRIBUTABLE TO VINTAGE WINE ESTATES, INC.	(9,741,300)	3,246,000	(12,081,800)	11,435,000
Accretion on redeemable Series B stock	4,978,000	2,378,500	3,948,400	—

NET INCOME (LOSS) ALLOCABLE TO SERIES A STOCKHOLDERS	$(14,719,300)	$867,500	$(16,030,200)	$11,435,000

Earnings (loss) per share allocable to Series A stockholders
Basic	$(1.92)	$0.09	$(2.15)	$1.60
Diluted	$(1.92)	$0.09	$(2.15)	$1.60
Weighted average shares used in the calculation of earnings (loss) per share allocable to Series A stockholders
Basic	7,672,355	7,672,355	7,467,630	7,134,789
Diluted	7,672,355	7,728,278	7,467,630	7,134,789

The accompanying notes are an integral part of the consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN REDEEMABLE SERIES A STOCK, SERIES B STOCK

AND NONCONTROLLING INTEREST, AND STOCKHOLDERS’ EQUITY

Year Ended June 30, 2020, Six Months Ended June 30, 2019, and Years Ended

December 31, 2018 and 2017

	Series A Redeemable Stock		Series B Redeemable Stock		Noncontrolling Interest Amount	Common Stock		Series A Stock		Additional Paid-In Capital	Retained Earnings (As Adjusted)	Noncontrolling Interests	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
BALANCE, January 1, 2017, as originally stated	—	$—	—	$—	$1,321,500	7,094,093	$14,014,100	—	$—	$8,353,900	$41,575,600	$—	$63,943,600
Change due to retrospective application of a change in accounting principle	—	—	—	—	—	—	—	—	—	—	7,029,600	—	7,029,600

Adjusted BALANCE, January 1, 2017	—	—	—	—	1,321,500	7,094,093	14,014,100	—	—	8,353,900	48,605,200	—	70,973,200
Stock issuance	—	—	—	—	—	48,836	833,100	—	—	—	—	—	833,100
Distributions	—	—	—	—	—	—	—	—	—	—	(573,500)	—	(573,500)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	519,700	—	—	519,700
Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	24,500	24,500
Net income (loss)	—	—	—	—	(52,800)	—	—	—	—	—	11,435,000	(96,500)	11,338,500

BALANCE, December 31, 2017	—	—	—	—	1,268,700	7,142,929	14,847,200	—	—	8,873,600	59,466,700	(72,000)	83,115,500
								—	—
Stock issuance	397,239	8,290,000	—	—	—	—	—	—	—	—	—	—	—
Issuance of redeemable Series A stock	130,338	2,625,000	—	—	—	—	—	—	—	—	—	—	—
Stock option exercised	—	—	—	—	—	1,849	—	—	—	27,600	—	—	27,600
Stock exchange	6,271,847	12,483,700	—	—	—	(7,144,778)	(14,847,200)	872,931	2,363,500	—	—	—	(12,483,700)
Stock issuance, net of issuance costs	—	—	1,986,195	39,700,000	—	—	—	—	—	—	—	—	—
Accretion on redeemable stock	—	3,407,800	—	3,948,400	—	—	—	—	—	—	(7,356,200)	—	(7,356,200)
Series B stock repurchased	—	—	(397,239)	(8,290,000)	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	539,900	—	—	539,900
Net income (loss)	—	—	—	—	5,300	—	—	—	—	—	(12,081,800)	(151,100)	(12,232,900)

BALANCE, December 31, 2018	6,799,424	26,806,500	1,588,956	35,358,400	1,274,000	—	—	872,931	2,363,500	9,441,100	40,028,700	(223,100)	51,610,200
Accretion on redeemable stock	—	3,161,500	—	2,378,500	—	—	—	—	—	—	(5,540,000)	—	(5,540,000)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	338,500	—	—	338,500
Net income (loss)	—	—	—	—	(17,200)	—	—	—	—	—	3,246,000	(87,800)	3,158,200

BALANCE, June 30, 2019	6,799,424	29,968,000	1,588,956	37,736,900	1,256,800	—	—	872,931	2,363,500	9,779,600	37,734,700	(310,900)	49,566,900
Accretion on redeemable stock	—	7,824,100	—	4,978,000	—	—	—	—	—	—	(12,802,100)	—	(12,802,100)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	289,300	—	—	289,300
Net income (loss)	—	—	—	—	124,900	—	—	—	—	—	(9,741,300)	(83,700)	(9,825,000)

BALANCE, June 30, 2020	6,799,424	$37,792,100	1,588,956	$42,714,900	$1,381,700	—	$—	872,931	$2,363,500	$10,068,900	$15,191,300	$(394,600)	$27,229,100

The accompanying notes are an integral part of the consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended June 30, 2020, Six Months Ended June 30, 2019, and Years Ended

December 31, 2018 and 2017

	Year Ended June 30, 2020	Six Months June 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
		(As Adjusted)	(As Adjusted)	(As Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(9,700,000)	$3,141,000	$(12,227,600)	$11,285,700
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation and amortization	11,804,800	4,545,600	7,881,600	6,945,700
Goodwill and intangible assets impairment expense	1,281,000	—	573,200	97,600
Amortization of deferred loan fees and line of credit fees	433,000	218,200	426,600	466,900
Amortization of label design fees	260,400	97,700	167,900	150,200
Loss on sale of cost method investment	—	—	—	47,800
Stock-based compensation expense	289,300	338,500	539,900	519,700
Provision for doubtful accounts	60,000	37,000	61,600	40,000
Gain on bargain purchase	—	(7,137,500)	(89,400)	(3,757,100)
Remeasurement of contingent consideration liabilities	(1,034,500)	(217,600)	(664,600)	(2,584,600)
Net unrealized loss on interest rate swap agreements	12,945,200	4,992,100	2,005,900	—
Loss on extinguishment of debt	147,400	—	—	—
(Benefit) provision for deferred income tax	(9,708,400)	(2,345,600)	15,078,200	—
(Gain) loss on disposition of assets	59,500	41,700	148,600	46,300
Deferred gain on sale leaseback	(1,111,200)	—	—	—
Deferred rent	500,800	850,300	—	—
Changes in operating assets and liabilities (net of effects of business combination):
Accounts receivable	269,900	2,646,300	(4,621,900)	(1,679,700)
Related party receivables	101,000	24,000	241,600	126,900
Other receivables	1,665,100	(1,639,000)	333,100	1,824,200
Inventories	(32,453,100)	(1,386,700)	(11,909,700)	(9,345,100)
Prepaid expenses and other current assets	1,164,000	(1,776,800)	(2,481,300)	630,000
Other assets	(1,244,000)	(55,400)	(382,400)	417,200
Accounts payable	2,362,400	(1,258,300)	(1,962,600)	3,664,100
Accrued liabilities and other payables	(1,805,500)	(5,499,000)	6,917,100	654,900
Related party liabilities	668,700	(3,618,000)	606,500	54,600

Net cash (used in) provided by operating activities	(23,044,200)	(8,001,500)	642,300	9,605,300

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposition of assets	35,446,100	6,300	499,300	141,400
Purchases of property, plant, and equipment	(18,454,600)	(6,982,500)	(29,416,400)	(19,085,100)
Label design expenditures	(571,300)	(200,600)	(493,700)	(239,900)
Borrowings on notes receivable	—	(2,000)	(54,100)	(99,500)
Payment of acquisition related deposits	—	—	—	(15,000,000)
Acquisition of business	(15,131,000)	(30,853,800)	(60,691,100)	(11,208,300)
Proceeds from sale of cost method investment	—	—	—	111,300

Net cash provided by (used in) investing activities	1,289,200	(38,032,600)	(90,156,000)	(45,380,100)

The accompanying notes are an integral part of the consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Year Ended June 30, 2020, Six Months Ended June 30, 2019, and Years Ended

December 31, 2018 and 2017

	Year Ended June 30, 2020	Six Months June 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
		(As Adjusted)	(As Adjusted)	(As Adjusted)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on line of credit	(187,854,500)	(53,295,400)	(34,500,000)	(25,490,000)
Proceeds from line of credit	195,590,200	79,104,200	59,000,000	58,951,900
Outstanding checks in excess of cash	3,294,600	3,010,900	—	—
Stock option exercised	—	—	27,600	—
Principal payments on long-term debt	(159,259,200)	(9,854,300)	(7,553,500)	(10,682,900)
Proceeds from long-term debt	171,184,300	32,834,900	14,804,400	24,293,000
Proceeds from related party debt	—	—	10,000,000	—
Debt issuance costs	(1,206,400)	—	(150,000)	(810,300)
Issuance of Series B redeemable stock, net of issuance cost of $300,000	—	—	39,700,000	—
Redemption of Series B redeemable stock	—	—	(8,290,000)	—
Issuance of Series A redeemable stock	—	—	8,290,000	—
Distributions	—	—	—	(573,500)
Proceeds from noncontrolling interests	—	—	—	24,500
Payments on acquisition payable	(1,019,100)	(4,982,500)	(526,500)	(2,793,400)

Net cash provided by financing activities	20,729,900	46,817,800	80,802,000	42,919,300

NET CHANGE IN CASH	(1,025,100)	783,700	(8,711,700)	7,144,500
CASH, beginning of period	2,775,600	1,991,900	10,703,600	3,559,100

CASH, end of period	$1,750,500	$2,775,600	$1,991,900	$10,703,600

	2020	2019	2018	2017
SUPPLEMENTAL CASH-FLOW INFORMATION
Cash paid during the period for:
Interest	$16,278,200	$7,283,200	$9,750,200	$5,089,500
Income taxes	$183,300	$1,600	$2,101,500	$32,100
Noncash investing and financing activities:
Contingent consideration in business combinations	$1,000,000	$39,100	$2,302,000	$887,800
Accretion of redemtion value of Series B redeemable cumulative stock	$4,978,000	$2,378,500	$3,948,400	$—
Accretion of redemption value of Series A redeemable stock	$7,824,100	$3,161,500	$3,407,800	$—
Deferred payment for acquisiton of business	$—	$—	$4,500,000	$—
Note payable for acquisition of business	$—	$—	$21,625,000	$—
Issuance of common stock to settle acquisition payable	$—	$—	$2,625,000	$833,100

The accompanying notes are an integral part of the consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and description of operations—Vintage Wine Estates, Inc. (the Company), a California C-Corporation, owns and operates winery and hospitality facilities in Northern California, Washington and Oregon. The Company produces a variety of wines under its own or custom labels, which are sold to consumers, retailers, and distributors located throughout the United States, Canada, and other export markets. The Company also provides bottling, fulfillment, and storage services to other companies on a contract basis.

The Company has wholly-owned subsidiaries that include Girard Winery LLC, Mildara Blass, Inc., Grove Acquisition LLC, Sales Pros LLC, and Master Class Marketing, LLC and majority controlling financial interests in Grounded Wine Project LLC (see Note 21), Sabotage Wine Company, LLC, and Splinter Group Napa, LLC.

Change in reporting period—In 2019, the Company elected to change reporting periods from a year ended December 31, to a year ended June 30. The six months ended June 30, 2019 is not comparable to the year ended June 30, 2020. See Note 19 for further details.

Basis of presentation—The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates—The preparation of consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. Significant estimates include, but are not limited, to depletion allowance, allowance for doubtful accounts, the net realizable value of inventory, expected future cash flows including growth rates, discount rates, and other assumptions and estimates used to evaluate the recoverability of long-lived assets, estimated fair values of intangible assets in acquisitions, intangible assets and goodwill for impairment, amortization methods and periods, amortization period of label and package design costs, the estimated fair value of long-term debt, the valuation of interest rate swaps, contingent consideration, common stock, stock-based compensation, and accounting for income taxes. Actual results could differ materially from those estimates.

Reclassifications for compliance with public company standards—Certain reclassifications have been made to the Company’s previously issued consolidated balance sheets, statements of operations, and statement of stockholders’ equity, as issued under AIPCA standards, to conform to presentation required under public company standards defined by the Securities and Exchange Commission (“SEC”). The reclassifications, including the grouping of intangible assets into a single balance sheet line item, the reclassification of common stock, Series A and B stock and redeemable non-controlling interest specific to the Splinter group to temporary equity, and the reclassification of the remeasurement of contingent consideration from other income (expense) into income from operations had no impact on previously reported net loss or cash flows.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition to the reclassifications required for compliance with SEC standards, selective reclassifications of previously reported balances have been made to conform to current year presentation. These reclassifications had no effect on the previously reported net income (loss).

Retrospective application of change in accounting principle—During the year ended June 30, 2020, the Company changed its wine and spirits inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The Company has determined that this change in accounting principle is preferable under the circumstances and has applied it retrospectively in accordance with U.S. GAAP. See additional discussion of the accounting treatment under Note 2.

Cash—Cash consists of deposits held at financial institutions.

Concentrations of risk—Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company maintains the majority of its cash balances at multiple financial institutions that management believes are of high-credit quality and financially stable. At times, the Company had cash deposited with major financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits. At June 30, 2020 and 2019, and December 31, 2018 and 2017, the Company had approximately $1,331,500 $2,503,300, $1,680,000, and $10,326300, respectively, in one major financial institution in excess of FDIC insurance limits. The Company sells the majority of its wine through U.S. distributors and the direct-to-consumer channel. Receivables arising from these sales are not collateralized. The Company attempts to limit its credit risk by performing ongoing credit evaluations of its customers and maintaining adequate allowances for potential credit losses. The following table summarizes customer concentration as of and for the year ended June 30, 2020, the six months ended June 30, 2019, and the years ended December 21, 2018 and 2017:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Customer A
Revenue as a percent of total revenue	23.7%	12.7%	14.5%	*
Receivables as a percent of total receivables	42.1%	15.8%	19.7%	*
Customer B
Revenue as a percent of total revenue	10.5%	*	11.7%	11.1%
Receivables as a percent of total receivables	*	*	22.6%	18.4%
Customer C
Revenue as a percent of total revenue	10.6%	*	*	14.9%
Receivables as a percent of total receivables	*	*	*	*

*	Customer revenue or receivables did not exceed 10% in the respective periods.

Revenue for the sales from Customer A are included in the Wholesale and Business-to-Business reporting segments, Customer B revenue within the Business-to-Business reporting segment and Customer C within the Wholesale reporting segment. See Note 18.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and allowance for doubtful accounts—Accounts receivable are recorded at the invoiced amount, less estimated returns, allowances, and discounts. The Company determines the provision based on historical write-off experience. Account balances are written-off against the provision when the Company feels it is probable the receivable will not be recovered. The provision for doubtful accounts was $49,500, $21,500, $32,200, and $21,900 at June 30, 2020 and 2019, and December 31, 2018 and 2017, respectively. The Company does not accrue interest on past-due amounts. Bad debt expense was insignificant for all reporting periods presented.

Inventories—Inventories of bulk and bottled wines and spirits, and inventories of non-wine products and bottling and packaging supplies are valued at the lower of cost using the FIFO method or net realizable value. Costs associated with winemaking, and other costs associated with the manufacturing of products for resale, are recorded as inventory. Net realizable value is the value of an asset that can be realized upon the sale of the asset, less a reasonable estimate of the costs associated with either the eventual sale or the disposal of the asset in question. Inventories are classified as current assets in accordance with recognized industry practice, although most wines and spirits are aged for periods longer than one year.

Property, plant and equipment—Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the life of the related lease. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized. Vineyard development costs, including interest and certain cultural costs for continuing cultivation of vines not yet bearing fruit, are capitalized. Depreciation of vineyard development costs commences when commercial grape yields are achieved, generally in the third year after planting. Estimated useful lives are as follows:

Buildings and improvements	10 - 39 years
Cooperage	3 - 5 years
Furniture and equipment	3 - 10 years
Machinery and equipment	5 - 20 years
Vineyards	20 years

Business Combinations—Business combinations are accounted for under Accounting Standards Codification (“ASC”) 805—Business Combinations using the acquisition method of accounting under which all acquired tangible and identifiable intangible assets and assumed liabilities and applicable noncontrolling interests are recognized at fair value as of the respective acquisition date, while the costs associated with the acquisition of a business are expensed as incurred. On January 1, 2019, the Company adopted Accounting Standards Updates (“ASU”) 2017-01—Business Combinations (Topic 805): Clarifying the Definition of a Business which clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The adoption was applied prospectively to any business development transaction.

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The allocation of purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates can include, but are not limited to, a market participant’s expectation of future cash flows from acquired customers, acquired trade names, useful lives of acquired assets, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from such estimates. During the measurement period, which is generally no longer than one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recognized in operations.

Goodwill—Goodwill represents the excess of consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination. The Company conducts a goodwill impairment analysis annually for impairment, as of the end of the respective fiscal year, or sooner if events or circumstances indicate the carrying amount of the asset may not be recoverable. The Company has three reporting units under which goodwill has been allocated. The Company recognized no goodwill impairment for the year ended June 30, 2020, and six months ended June 30, 2019. The operations of WineDirect Outbound ceased in June 2018, resulting in $246,200 of goodwill impairment recorded during the year ended December 31, 2018. No impairment of goodwill was recognized for the year ended December 31, 2017.

Intangible assets—The Company’s intangible assets represent purchased intangible assets consisting of both indefinite and finite lived assets. Certain criteria are used in determining whether intangible assets acquired in a business combination must be recognized and reported separately. The Company’s indefinite lived intangible assets, representing trademarks and winery use permits, are initially recognized at fair value and subsequently stated at adjusted costs, net of any recognized impairments. The indefinite lived assets are not subject to amortization. The Company’s finite-lived intangible assets, comprised of customer relationships, are amortized using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. If that pattern cannot be reliably determined, the intangible assets are amortized using the straight-line method over their estimated useful lives and are tested for impairment along with other long-lived assets. Amortization related to the finite-lived assets is included in selling, general and administrative expenses. Intangible assets are reviewed annually for impairment, as of the end of the reporting period, or sooner if events or circumstances indicate the carrying amount of the asset may not be recoverable.

Label and package design costs—Label and package design costs are capitalized and amortized over an estimated useful life of two years. Amortization of label and packaging design costs are included in selling, general and administrative expenses and were $260,400, $97,700, $167,900, and $150,200 for the year ended June 30, 2020, the six months ended June 30, 2019, and the years ended December 31, 2018 and 2017, respectively.

Long-lived assets—Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of such assets or intangible assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. No impairment loss was recognized for long-lived assets during the year ended June 30, 2020, the six months ended June 30, 2019, and the years ended December 31, 2018 and 2017.

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Investments—Investments with an ownership interest of less than 20% are reported at cost. The cost method investment was disposed of during the year ended December 31, 2017. The investment was sold for $111,300 and a loss of $47,800 was recognized for the year ended December 31, 2017, which is included in other income (expense) in the consolidated statement of operations for the year ended December 31, 2017.

Contingent consideration liabilities—Contingent consideration liabilities are recorded at fair value when incurred in a business combination. The fair value of these estimates are based on available historical information and on future expectations of actions the Company may undertake in the future. These estimated liabilities are re-measured at each reporting date with the change in fair value recognized as an operating expense in the Company’s consolidated statements of operations. Subsequent changes in the fair value of the contingent consideration are classified as an adjustment to cash flows from operating activities in the consolidated statements of cash flows because the change in fair value is an input in determining net loss. Cash paid in settlement of contingent consideration liabilities are classified as cash flows from financing activities up to the acquisition date fair value with any excess classified as cash flows from operating activities.

Changes in the fair value of contingent consideration liabilities associated with the acquisition of a business can result from updates to assumptions such as the expected timing or probability of achieving customer related performance targets, specified sales milestones, changes in unresolved claims, projected revenue or changes in discount rates. Significant judgment is used in determining those assumptions as of the acquisition date and for each subsequent reporting period. Therefore, any changes in the fair value will impact the Company’s results of operations in such reporting period, thereby resulting in potential variability in the Company’s operating results until such contingencies are resolved.

Deferred financing costs—Deferred financing costs represent costs incurred in connection with obtaining new term loans are amortized over the term of the arrangement, and recognized as a direct reduction in the carrying amount of the related debt instruments. Amortization of deferred loan fees is included in interest expense on the consolidated statements of operations and are amortized to interest expense over the term of the related debt using the effective interest method. Debt issuance costs capitalized were $926,000, $0, $10,000, and $92,000 for the year ended June 30, 2020, six months ended June 30, 2019, and years December 31, 2018 and 2017, respectively. Amortization expense related to debt issuance fees were $191,000, $16,700, $36,000 and $28,700 for the year ended June 30, 2020, the six months ended June 20, 2019, and the years ended December 31, 2018 and 2017, respectively. If existing financing is settled or replaced with debt instruments from the same lender that do not have substantially different terms, the new debt agreement is accounted for as a modification for the prior debt agreement and the unamortized costs remain capitalized, the new original issuance discount costs are capitalized, and any new third-party costs are charged to expense (see Note 9).

Line of credit fees—Costs incurred in connection with obtaining new debt financing specific to the line of credit are deferred and amortized over the life of the related financing. If such financing is settled or replaced prior to maturity with debt instruments that have substantially different terms, the settlement is treated as an extinguishment and the unamortized costs are charged to gain or loss on extinguishment of debt. Similar to the treatment of deferred financing costs, if existing financing is settled or replaced with debt instruments from the same lender that do not have substantially different

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terms, the new debt agreement is accounted for as a modification for the prior debt agreement and the unamortized costs remain capitalized, the new original issuance discount costs are capitalized, and any new third-party costs are charged to expense (see Note 9). Deferred line of credit fees are recognized as a component of other prepaid and assets and are amortized to interest expense over the term of the related debt using the effective interest method. There were $280,400, $0, $150,000, and $718,300 of line of credit fees capitalized for the year ended June 30, 2020, the six months ended June 20, 2019 and the years ended December 31, 2018 and 2017, respectively. Amortization expense related to line of credit fees were $242,000, $201,500, $390,600 and $438,200 for the year ended June 30, 2020, the six months ended June 20, 2019, and the years ended December 31, 2018 and 2017, respectively.

Fair value measurements—The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In arriving at fair value, the Company uses a hierarchy of inputs that maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of June 30, 2020 and 2019, and December 31, 2018 and 2017, the carrying value of the current assets and liabilities and outstanding debt obligation under the Paycheck Protection Program approximates fair value due to the short-term maturities of these instruments. The fair value of the Company’s long-term variable rate debt approximates carrying value, excluding the effect of unamortized debt discount, as they are based on borrowing rates currently available to the Company for debt with similar terms and maturities (Level 2 inputs). The fair value of all other fixed rate debt is indeterminable given the related party nature of the outstanding obligations. The Company’s contingent consideration and interest rate swap agreement are remeasured at fair value on a recurring basis as of June 30, 2020 and 2019, and December 31, 2018 and 2017.

Interest rate swap agreements—GAAP require that an entity recognize all derivatives (including interest rate swaps) as either assets or liabilities on the consolidated balance sheets and measure these instruments at fair value. The Company has entered into interest rate swap agreements as a means of managing its interest rate exposure on its debt obligations. These agreements mitigate the Company’s exposure to interest rate fluctuations on its variable rate obligations. The Company has not designated these agreements as cash-flow hedges. Accordingly, changes in the fair value of the interest rate swaps are included in the consolidated statements of operations as a component of other income (expense). The Company does not enter into financial instruments for trading or speculative purposes.

Comprehensive income or loss—The Company had no items of comprehensive income or loss other than net income (loss) for the year ended June 30, 2020, six-months ended June 30, 2019, and years ended December 31, 2018 and 2017. Therefore, a separate statement of comprehensive income (loss) has not been included in the accompanying consolidated financial statements.

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Revenue recognition—The Company adopted the requirement of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), effective January 1, 2019, using the modified retrospective approach. Under the modified retrospective method, this guidance is applied to those contracts which were not completed as of January 1, 2019 and the prior period comparable financial information continues to be presented under the guidance of ASC No. 605, Revenue Recognition. The Company evaluated the effect of Topic 606 as of January 1, 2019, and concluded it was not material to the Company’s timing and measurement of revenue recognition as compared to the prior ASC 605 guidance. Additionally, the Company concluded that the application of the standard did not have a material effect that would require a retrospective adjustment.

Revenue recognition under ASC 606, Revenue from Contracts with Customers—Under Topic 606, revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue when obligations under the terms of a contract with its customer are satisfied. Generally, this occurs when the product is shipped and title passes to the customer, and when control of the promised product or service is transferred to the customer. The Company’s standard terms are free on board (“FOB”) shipping point, with no customer acceptance provisions. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company accounts for shipping and handling as activities to fulfill its promise to transfer the associated products. Accordingly, the Company records amounts billed for shipping and handling costs as a component of net sales and classifies such costs as a component of costs of sales. The Company’s products are generally not sold with a right of return unless the product is spoiled or damaged. Historically, returns have not been significant to the Company.

Revenue is generated from one of three reporting segments of the Company as described below:

Wholesale: The Company sells its wine to wholesale distributors under purchase orders. Wholesale operations generate revenue from product sold to distributors, who then sell the product to off-premise retail locations such as grocery stores, wine clubs, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars. The Company transfers control and recognizes revenue for these orders upon shipment of the wine out of the Company’s own or third-party warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 120 days. The Company pays depletion and marketing allowances to its certain distributors, based on sales to their customers, or nets the allowance against the purchase price. When recording a sale to the distributor, a depletion and marketing allowance liability is recorded to accrued liabilities and sales are reported net of those expenses. Depletion and marketing allowance payments are made when completed incentive program payment requests are received from the customers or are net of initial pricing. Depletion and marketing allowance payments reduce the accrued liability. For the year ended June 30, 2020, six

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NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

months ended June 30, 2019, and years ended December 31, 2018 and 2017, the Company recorded $3,945,000, $2,209,200, $5,171,900 and $3,883,700, respectively, as a reduction in sales on the consolidated statement of operations related to depletions. As of June 30, 2020 and 2019, and December 31, 2018 and 2017, the Company recorded a depletion allowance and marketing liability in the amount of $147,400, $422,400, $1,109,900 and $466,200, respectively, which is included as a component of other accrued expenses in accrued liabilities and other payables on the consolidated balance sheets. Estimates are based on historical and projected experience for each type of program or customer.

Subsequent to the Company’s issuance of its June 30, 2019 consolidated financial statements, the Company determined that certain transactions specific to the wholesale operating segment had not been appropriately accounted for specific to the classification of marketing and sales fees to a certain class of distributor customer within the consolidated statement of operations. The Company incorrectly classified marketing and sales fees to a certain class of distributor customer within operating costs rather than as contra revenue. The Company believes the correction of the classification error is immaterial to its previously issued consolidated financial statements. However, the Company has restated the consolidated statements of operations for the six months ended June 30, 2019, and years ended December 31, 2018 and 2017, to reflect the reclassification of these costs as contra-revenue in their respective periods. There was no change to the consolidated balance sheets, consolidated statements of changes in redeemable Series A stock, Series B stock and noncontrolling interest, and stockholders’ equity, or consolidated statements of cash flows for the given periods. The correction of this error resulted in a decrease in net revenues of $3,565,800, $9,133,200 and $1,104,700 for the six months ended June 30, 2019, and the years ended December 31, 2018 and 2017, respectively.

Direct to Consumer: The Company sells its wine and other merchandise directly to consumers through wine club memberships, at wineries’ tasting rooms and through the Internet. Wine club membership sales are made under contracts with customers, which specify the quantity and timing of future wine shipments. Customer credit cards are charged in advance of wine shipments in accordance with each contract. The Company recognizes revenue for these contracts at the time control of the wine passes to the customer, which is generally at the time of shipment. Tasting room and internet wine sales are paid for at the time of sale. The Company transfers control and recognizes revenue for this wine when the product is either received by the customer (on-site tasting room sales) or upon the shipment to the customer (internet sales). Sales taxes are calculated based upon the customer’s location and are collected at the time of the sale and recorded in a sales tax liability account. Sales reporting requirements to the states are performed as required by the state and sales taxes are remitted to the government agencies when due.

Winery estates hold various public and private events for customers and their wine club members. Upfront consideration received from the sale of tickets or under private event contracts for future events is recorded as deferred revenue. The Company recognizes event revenue on the date the event is held.

Business-to-Business: The Company’s sales channel generates revenue primarily from the sale of private label wines and custom winemaking services. Annually, the Company works with its national retail partners to develop private label wines incremental to their wholesale channel businesses. Additionally, the Company provides custom winemaking and production services. These services are

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NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

made under contracts with customers, which includes specific protocols, pricing, and payment terms. The customer retains title and control of the wine during the production process. The Company recognizes revenue over time as the contract specific performance obligations are met. Additionally, the Company provides storage services for wine inventory of various customers. The customer retains title and control of the inventory during the storage agreement. The Company recognizes revenue over time for storage services, and when the contract specific performance obligations are met. The Company also utilizes the “as-invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value provided to the customer.

Other: The Company’s other category include revenue from grape and bulk sales, storage services, and revenue under the Sales Pro LLC (“SalesPro”) and Master Class Marketing, LLC (“Master Class”) business line. Grape and bulk sales made under contracts with customers which include product specification requirements, pricing and payment terms. Payment terms under grape contracts are generally structured around the timing of the harvest. The Company transfers control and recognizes revenue for grape sales when product specification has been met and title to the grapes has transferred, which is generally on the date the grapes are harvested, weighed and shipped. The Company transfers control and recognizes revenue for wine and spirits bulk contracts upon shipment. The Company also utilizes the “as-invoiced” practical expedient in certain cases where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value provided to the customer. SalesPro and Master Class revenue represents fees earned from off-premise tastings for third-party customers. These customers include other wine and beer brand owners and producers.

Revenue Recognition under ASC 605, Revenue Recognition—During the years ended December 31, 2018 and 2017, revenues were recognized when all of the following conditions were met per ASC 605: (i) there was persuasive evidence of an arrangement; (ii) the product had been delivered to the customer; (iii) the collection of the fees was reasonably assured; and (iv) the amount of fees to be paid by the customer was fixed or determinable. Revenue was recognized when the product was shipped and title passed to the customer. Fees earned from bottling, fulfillment, and storage services were recognized as the services were performed.

Disaggregation of revenue—The following tables summarize the revenue by segment and region for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Geographic regions:
United States	$183,809,500	$83,376,000	$177,895,800	$146,171,800
Canada	3,747,900	2,181,100	2,938,200	776,500
Europe, Middle East, & Africa	608,200	391,200	815,900	106,000
Asia Pacific	1,592,300	855,800	2,226,400	620,100
Other	160,700	48,400	60,700	—

Total net revenue	$189,918,600	$86,852,500	$183,937,000	$147,674,400

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table provides a disaggregation of revenue based on the pattern of revenue recognition for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Point in time	$162,328,400	$73,643,400	$155,889,000	$128,355,000
Over a period of time	27,590,200	13,209,100	28,048,000	19,319,400

Total net revenue	$189,918,600	$86,852,500	$183,937,000	$147,674,400

Shipping—Shipping and handling revenues are classified as wine and spirits revenues. Shipping and handling costs are included in wine and spirits cost of revenues.

Excise taxes—Excise taxes are levied by government agencies on beverages containing alcohol, including wine and spirits. These taxes are not collected from customers but are instead the responsibility of the Company. Applicable excise taxes are included in net revenues and were $10,390,400, $2,992,100, $7,509,400 and $6,037,000 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017.

Sales taxes—Sales taxes that are collected from customers and remitted to governmental agencies are not reflected as revenues.

Stock-based compensation—Effective January 1, 2018, the Company adopted ASU No 2016-09, Compensation—Stock Compensation (Topic 718): improvements to Employee Share-Based Payments Accounting. The Company elected to continue to estimate forfeitures to occur to determine the amount of compensation cost to be recognized in each period. The remaining provisions of the amended guidance did not have a significant impact on the Company’s consolidated financial statements.

Stock-based compensation is reported at calculated fair value based on the grant date of the share-based payment. The Black-Scholes option-pricing model is used to estimate the calculated value of each option grant on the date of grant. The Company amortizes the calculated value to stock-based compensation expense using the straight-line method over the vesting period of the option. The consolidated statements of operations include $289,300, $338,400, $539,900 and $519,700 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively, of compensation expense related to stock-based compensation. A description of the significant assumptions used in the option-pricing model is as follows:

Risk-free interest rate—The risk-free interest rate used in the Black-Scholes option-pricing model is based on the implied yield in effect at the time of the option grant currently available on U.S. Treasury zero-coupon issues, with a remaining term equal or similar to the expected term of the option.

Dividends—There are no plans to pay cash dividends. Therefore, an expected dividend yield of zero is used in the Black-Scholes option-pricing model.

Expected term—The expected term is the period of the time that granted options are expected to be outstanding as calculated using the Simplified Method provided by Staff Accounting Bulletin (“SAB”) 107, Share-Based Payments..

Expected volatility—As the Company’s stock is not traded in an active market, volatility is estimated by calculating the average volatility of comparable public companies.

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Forfeiture rate—The forfeiture rate is based on an estimate of future forfeitures. The Company estimates the forfeiture rate based on an analysis of actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from the Company’s estimates, the Company might be required to record adjustments to share-based compensation in future periods.

The following assumptions were used to estimate the calculated value of options granted for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017:

	Year Ended	Six Months Ended	Years Ended
	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Risk-free interest rate	2.2%	2.5%	2.7%	1.6%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	43.0%	40.0%	36.0%	38.3%
Expected life of option in years	3.75	3.75	3.75	3.74
Forfeiture rate acquired	10.0%	10.0%	10.0%	10.0%

Advertising—Advertising costs are expensed either as the costs are incurred or the first time the advertising takes place. Advertising expense was $2,180,800, $1,041,300, $2,102,400 and $2,640,500 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively.

Income taxes—Prior to January 1, 2018, the Company elected S Corporate status for federal and California income tax reporting purposes. Accordingly, all income tax attributes are passed through to the Company’s stockholders. A 1.5% franchise tax was paid on income for California income tax reporting.

In January 2018, the Company terminated its S Corporate election status for income tax reporting, which resulted in the recognition of tax expense and deferred tax assets and liabilities. Deferred income taxes are determined using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when the expected recognition of a deferred income tax asset is considered to be unlikely.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense.

Gain on bargain purchase—The Company recognizes bargain purchase gain associated with its acquisitions from time to time due to specific circumstances of a given acquisition. Given the unique nature of a bargain purchase gain, the Company does not believe recording the bargain purchase gain as operating income to be representationally reflective of its ongoing activities central to operating income. As such, the Company has reflected the bargain purchase gain as nonoperating activity within other income (expense) in the consolidated statement of operations.

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Legal Costs—The Company’s legal costs expected to be incurred in connection with gain or loss litigation matters are expensed as such costs are incurred.

Noncontrolling interests and redeemable noncontrolling interest—Noncontrolling interests represent the portion of profit or loss, net assets and comprehensive loss that is not allocable to the Company. The redeemable noncontrolling interest is contingently redeemable by the holders. The redeemable noncontrolling interests are not being accreted to their redemption amount as the Company does not deem redemption probable; notwithstanding, should the instruments redemption become probable, the Company will thereupon begin to accrete, to the earliest date the holders can demand redemption, the redemption amount.

Redeemable Series A and Series B stock—Series A and B stock have been classified as redeemable equity due to their being redeemable at the option of the holder (See Notes 10 and 11). The carrying value of the redeemable Series A stock and redeemable Series B stock are being accreted to their respective redemption values, using the effective interest method, from the date of issuance to the earliest date the holders can demand redemption. Accretion of redeemable Series A stock and redeemable Series B stock included the accretion of dividends and issuance costs. Increases to the carrying value of redeemable Series A stock and redeemable Series B stock are charged to retained earnings or, in its absence, to additional-paid-in-capital. Upon any repurchase of redeemable stock, the excess consideration paid over the carrying value at the time of repurchase is accounted for as a deemed dividend to the stockholders.

Sale-leaseback transaction—The Company accounts for the sale and leaseback of vineyards under ASC 840 Sale-Leaseback Accounting of Real Estate. Given the Company was considered to retain more than a minor part, but less than substantially, all of the use of the property, a gain could be recognized to the extent it exceeded the present value of the leaseback payments. Any gain that was less than or equal to the present value of the leaseback payments was deferred and is amortized on a straight-line basis over the leaseback term. The gain is essentially recognized as a reduction to offset the future lease payment. The Company derecognized the asset from its consolidated balance sheet at the sale closing.

Segment information—The Company operates in three reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker (“CODM”), its Chief Executive Officer, allocates resources and assesses performance based upon discrete financial information at the segment level.

Net income (loss) per share available to Series A stockholders—The Company follows the two-class method when computing net income (loss) per share available to Series A stockholders as the Company has issued shares that meet the definition of participating securities. The Company considers its Series B stock to be participating securities as, in the event a dividend is paid on Series A stock, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

holders of Series B stock would be entitled to receive dividends on a basis consistent with the Series A stockholders. The two-class method determines net income per share for each class of common and participating securities according to dividends declared or accumulated as well as participation rights in undistributed earnings. The two-class method requires income available to stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Under the two-class method, any net loss attributable to Series A stockholders is not allocated to the Series B stock as the holders of the Series B stock do not have a contractual obligation to share in losses.

Basic net income (loss) per share is calculated by dividing the net income (loss) available to Series A stockholders by the weighted- average number of shares of Series A stock outstanding during the period. For the year ended June 30, 2020, six months ended June 20, 2019, and years ended December 31, 2018 and 2017, for purposes of the calculation of diluted net income (loss) per share, convertible debt convertible into Series A stock and stock options to purchase stock are considered potentially dilutive securities but are excluded from the calculation of diluted net income (loss) per share when their effect is antidilutive. As a result, in certain periods, diluted net loss per share is the same as the basic net loss per share for the periods presented.

The computation of net income (loss) available to Series A stockholders is computed by deducting the dividends declared, if any, and cumulative dividends, whether or, not declared, in the period on Series B stock (whether or not paid) from the reported net income (loss).

Recently adopted accounting pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, Statement of Cash Flows (Topic 230) provides guidance on eight specific cash flow issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. The amendments in ASU 2016-15 were effective for annual reporting periods beginning after December 15, 2018. The Company’s adoption of this standard did not have a significant impact on the consolidated statements of cash flows.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which supersedes the guidance in ASC 840, Leases. The new standard, as amended by subsequent ASUs on Topic 842 and recent extensions issued by the FASB in response to COVID-19, requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Topic 842 will be effective for the Company on June 30, 2022 and for interim periods in the year starting July 1, 2022.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has not yet determined the full effects of Topic 842 on its consolidated financial statements but does expect that it will result in a substantial increase in its long-term assets and liabilities and enhanced disclosures. Based on the Company’s initial assessment, it plans to be using the modified retrospective approach and electing the package of transition practical expedients for expired or existing contracts, which retains prior conclusions reached on lease identification, classification, and initial direct costs incurred. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The adoption of this guidance will at least result in the recognition of operating lease right-of-use assets and operating lease liabilities in the Company’s vineyard leases with their weighted-average remaining lease term less than 10 years upon the adoption on July 1, 2022.

In June 2016, as amended, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for the Company for fiscal years beginning July 1, 2022, including interim periods within the fiscal year. Early adoption is permitted. The Company does not expect the adoption of this standard will have a significant impact on the consolidated financial statements given its historically low bad debt expense.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2021 and should be applied on a prospective basis. The Company does not anticipate the adoption of ASU 2017-04 will have a significant impact on its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The adoption of this standard, effective June 30, 2021, is not expected to have an impact to the Company’s consolidated financial statements.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing arrangements, and eliminating others. The guidance is effective for the Company for the fiscal year beginning after December 15, 2019, and interim periods within such years. Early adoption is permitted. Given the standard is specific only to financial statement disclosures related to fair value measurements, the adoption of the standard is limited only to future disclosures and is not expected to have a significant impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. Under existing GAAP, there is diversity in practice in accounting for the costs of implementing cloud computing arrangements that are service contracts. The amendments in ASU No. 2018-15 amend the definition of a hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain costs as if the arrangement were an internal-use software project. The guidance is effective for the Company for the fiscal year beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, included in any interim period. The Company is currently evaluating the impact and timing of adopting ASU No. 2018-15.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 31, 2022. Early adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU No. 2019-12, however at this time, the adoption is not expected to have a significant impact on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to applying the guidance on contract modifications, hedge accounting, and other transactions, to simplify the accounting for transitioning from the London Interbank Offered Rate, and other interbank offered rates expected to be discontinued, to alternative reference rates. The guidance in this ASU was effective upon its issuance; if elected, it is to be applied prospectively through December 31, 2022. The Company is currently evaluating the effect the potential adoption of this ASU will have on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The guidance is effective for the Company’s fiscal years beginning July 1, 2024, and earlier adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU 2020-06.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—CHANGE IN METHOD OF ACCOUNTING FOR INVENTORY VALUATIONS

On July 1, 2019, the Company changed its method of accounting for cost of bulk and bottled wines and spirits inventories from the LIFO basis to the FIFO basis. All remaining inventory, including certain bulk and bottled spirits inventories, have historically been maintained on the FIFO basis. The primary reasons for the change in accounting method are: management’s belief that the FIFO method of accounting better matches revenues and expenses of the Company’s wines and spirits sold, and therefore provides a better method of reporting the Company’s results of operations; the FIFO method of accounting will reduce intra-year cost of sales volatility; and the FIFO method of accounting will provide improved financial comparability to other publicly-traded companies in the industry. The Company has reflected this change in accounting principle on a retrospective basis, resulting in changes to the historical periods presented.

As a result of the retrospective application of this change in accounting method, the following financial statement line items within the accompanying consolidated financial statements for the six-months ended June 30, 2019, and years ended December 31, 2018 and 2017 were adjusted. The impact to net earnings per share allocable to Series A stockholders and related weighted average shares used in the calculation of such have been excluded from the below tables as such amounts were excluded from previously issued financial statements under private company reporting standards.

Income Statements

	Six months ended June 30, 2019
	As reported under LIFO	Effect of change	As adjusted under FIFO
Wine and spirits cost of revenues	$40,850,000	$(930,600)	$39,919,400
Income from operations**	$4,760,800	$930,600	$5,691,400
Income tax provision	$(2,925,000)	$253,100	$(2,671,900)
Net income	$2,463,500	$677,500	$3,141,000
Net income attributable to VINTAGE WINE ESTATES	$2,568,500	$677,500	$3,246,000

	Year ended December 31, 2018
	As reported under LIFO	Effect of change	As adjusted under FIFO
Wine and spirits cost of revenues	$90,080,900	$(1,581,600)	$88,499,300
Income from operations**	$15,648,000	$1,581,600	$17,229,600
Income tax provision	$12,792,500	$2,819,000	$15,611,500
Net loss	$(10,990,200)	$(1,237,400)	$(12,227,600)
Net loss attributable to VINTAGE WINE ESTATES	$(10,844,400)	$(1,237,400)	$(12,081,800)

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—CHANGE IN METHOD OF ACCOUNTING FOR INVENTORY VALUATIONS (Continued)

	Year ended December 31, 2017
	As reported under LIFO	Effect of change	As adjusted under FIFO
Wine and spirits cost of revenues	$71,254,300	$(1,877,500)	$69,376,800
Income from operations**	$10,668,500	$1,877,500	$12,546,000
Net income	$9,408,200	$1,877,500	$11,285,700
Net income attributable to VINTAGE WINE ESTATES	$9,557,500	$1,877,500	$11,435,000

**	Income from operations as reported reflects the balance adjusted for reclassifications made to conform with current year presentation. See Note 1

Balance Sheets

	June 30, 2019
	As reported under LIFO	Effect of change	As adjusted under FIFO
Inventories	$155,396,100	$11,419,300	$166,815,400
Total assets	$470,402,200	$11,419,300	$481,821,500
Deferred tax liability	$12,323,000	$3,072,100	$15,395,100
Retained earnings*	$29,387,500	$8,347,200	$37,734,700
Total liabilities, redeemable stock, noncontrolling interest and stockholders’ equity	$470,402,200	$11,419,300	$481,821,500

	December 31, 2018
	As reported under LIFO	Effect of change	As adjusted under FIFO
Inventories	$144,973,100	$10,488,700	$155,461,800
Total assets	$425,413,300	$10,488,700	$435,902,000
Deferred tax liability	$12,259,200	$2,819,000	$15,078,200
Retained earnings*	$32,359,000	$7,669,700	$40,028,700
Total liabilities, redeemable stock, noncontrolling interest and stockholders’ equity	$425,413,300	$10,488,700	$435,902,000

	December 31, 2017
	As reported under LIFO	Effect of change	As adjusted under FIFO
Inventories	$105,069,200	$8,907,100	$113,976,300
Total assets	$303,741,900	$8,907,100	$312,649,000
Retained earnings*	$50,559,600	$8,907,100	$59,466,700
Total liabilities, redeemable stock, noncontrolling interest and stockholders’ equity	$303,741,900	$8,907,100	$312,649,000

*	Retained earnings as reported reflects the balance adjusted to reflect the recognition of accretion for redeemable Series A and Series B stock required by SEC reporting guidelines.

As a result of the accounting change, retained earnings, as of January 1, 2017, increased from $41,575,600, as originally reported using the LIFO method, to $48,605,200 using the FIFO method.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—CHANGE IN METHOD OF ACCOUNTING FOR INVENTORY VALUATIONS (Continued)

Statements of Cash Flows

	Six months ended June 30, 2019
	As reported under LIFO	Effect of change	As adjusted under FIFO
Net income	$2,463,500	$677,500	$3,141,000
Benefit for deferred income tax	$(2,598,700)	$253,100	$(2,345,600)
Inventories	$(456,100)	$(930,600)	$(1,386,700)

	Year ended December 31, 2018
	As reported under LIFO	Effect of change	As adjusted under FIFO
Net loss	$(10,990,200)	$(1,237,400)	$(12,227,600)
Provision for deferred income tax	$12,259,200	$2,819,000	$15,078,200
Inventories	$(10,328,100)	$(1,581,600)	$(11,909,700)

	Year ended December 31, 2017
	As reported under LIFO	Effect of change	As adjusted under FIFO
Net income	$9,408,200	$1,877,500	$11,285,700
Inventories	$(7,467,600)	$(1,877,500)	$(9,345,100)

The impact of the accounting change to the results for the year ended June 30, 2020, was immaterial to the consolidated financial statements.

NOTE 3—BUSINESS COMBINATIONS

Acquisitions are accounted for as business combinations using the acquisition method of accounting. Assets acquired and liabilities assumed are measured at fair value and are effective at the date of acquisition. For business combinations, the Company records goodwill or gain on bargain purchase, which is the cost to purchase the business minus the fair value of the tangible assets, the intangible assets that can be identified, and the liabilities obtained in the purchase, if any. Goodwill recorded from business combinations is deductible for income tax purposes. Inventories are valued at net realizable value. Trademarks recorded related to certain business combinations are not amortized as each is considered to have an indefinite life. The fair value of the trademarks is estimated by applying an income approach. These fair value measurements are based on significant inputs that are not observable in the market and, therefore, represent Level 3 measurements.

Owen Roe Winery—In September 2019, the Company acquired assets, including inventory, land, winery equipment and brand trademarks from Owen Roe Winery for total consideration of $16,131,000. Consideration consisted of cash of $15,131,000 and contingent consideration of $1,000,000, whereby the Company will pay the seller a fixed fee based on sales of the wine brands acquired for four years following the close of the acquisition.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Sources of financing
Cash	$15,131,000
Contingent consideration	1,000,000

Fair value of consideration	16,131,000

Assets acquired
Land	$1,845,000
Vineyards	1,465,000
Buildings	2,852,000
Winery equipment	2,250,000
Inventories	7,189,000
Library wines contracts	200,000
Trademarks	320,000

Total assets acquired	16,121,000

Goodwill	$10,000

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition of Owen Roe resulted in the recognition of $10,000 of goodwill. The Company believes this goodwill is attributable to its investment in synergies for expanding its brands in the wholesale market. In accordance with ASC 350, goodwill will not be amortized but rather will be tested for impairment at least annually. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.0%, and (2) a discount rate of 28.0%.

The results of operations of Owen Roe for the period from the September 1, 2019 acquisition date through June 30, 2020, are included in the accompanying consolidated statements of operations. Transaction costs associated with the acquisition were approximately $61,300.

Alloy Wine Works—In January 2019, the Company acquired inventory and brand trademarks from Alloy Wine Works for total consideration of $1,142,900. Consideration consisted of cash of $1,103,800 and contingent consideration of $39,100, whereby the Company will pay the seller a fixed fee based on sales of the wine brands acquired for four years following the close of the acquisition. The acquisition allowed the Company to enter the growing canned wine market. Key assumptions in valuing the trademarks include (1) a royalty rate of 2%, and (2) a discount rate of 12.5%.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

The following table summarizes the allocation of the purchase price to the fair values of the assets acquired at the date of the acquisition:

Sources of financing
Contingent consideration	$39,100
Cash	1,103,800

Fair value of consideration	1,142,900

Assets acquired
Inventories	1,053,900
Trademarks	101,000

Total assets acquired	1,154,900

Gain on bargain purchase, net of income tax of $3,300	$(8,700)

Transaction costs incurred in the acquisition were insignificant.

Laetitia Vineyards and Winery—In March 2019, the Company acquired all assets consisting of wine brand trademarks, customer relationships and winery use permit, winery equipment and inventory from Laetitia Vineyards and Winery for total cash consideration of $30,000,000, of which deposits were made totaling $250,000 during the year ended December 31, 2018. The total consideration of $30,000,000 consisted of cash of $3,788,000 and a note payable of $26,212,000. The acquisition complemented the Company’s portfolio of brands with continued expansion in Central California. The bargain purchase was a result of a seller highly motivated to dispose of the business quickly. The Company and the seller agreed to a post close development agreement, whereby the Seller would have the right to develop and sell “up to” a maximum of six homesites located on the acquired property and the Company would be entitled to 25% of all net profits realized from the sale of such homesites. The right expires March 15, 2022. The Company determined that this right represents an acquired financial asset, and that the fair value of this right as of the acquisition date was insignificant, due to cost, zoning, environmental and other related issues. Accordingly, the Company determined that there was an almost zero probability of this right being exercised. The Company deemed this a non-substantive option and attached a zero-fair value to it as of the acquisition date. In each subsequent reporting period, the Company will analyze this right to determine if subsequent changes in circumstances warrants its recognition in the consolidated financial statements. The fair value at June 30, 2020 and 2019 was nominal. Key assumptions in valuing the trademarks include (1) a royalty rate of 0.5%, and (2) a discount rate of 14.0%. The customer relationships were valued using the multiple-period excess earnings method, utilizing a discount rate of 15.0%.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$30,000,000

Assets acquired
Land	12,156,000
Vineyards	10,012,000
Buildings	5,407,000
Winery equipment	1,000,000
Inventories	8,913,000
Trademarks	300,000
Customer relationships	500,000
Winery use permit	1,500,000

Total assets acquired	39,788,000

Gain on bargain purchase, net of income tax of $2,659,200	$(7,128,800)

Transaction costs incurred in connection with the acquisition approximated $76,000.

Qupe Wine Cellars, LLC—In November 2018, the Company acquired substantially all assets and liabilities of Qupe Wine Cellars for total cash consideration of $3,093,600. The acquisition complimented the Company’s portfolio of brands in the Central Valley, California. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.0%, and (2) a discount rate of 12.5%.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$3,093,600

Assets acquired
Inventories	3,478,200
Winery equipment	4,600
Trademarks	394,000

Total assets acquired	3,876,800

Assumed liabilities
Accounts payable	1,128,100

Net assets acquired	2,748,700

Goodwill	$344,900

Transaction costs incurred in the acquisition were insignificant.

Distillery 209—In November 2018, the Company acquired inventory and brand trademarks from Distillery 209, an entity owned by a shareholder of the Company, for total consideration of $719,000. Consideration consisted of cash of $658,400 and contingent consideration of $60,600, whereby the Company will pay the seller a fixed fee based on sales of the spirits brands acquired for three years following the close of the acquisition. Key assumptions in valuing the trademarks include (1) a royalty rate of 1.50%, and (2) a discount rate of 12.5%.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$719,000

Assets acquired
Inventories	658,400
Trademarks	150,000

Total assets acquired	808,400

Gain on bargain purchase	$(89,400)

Transaction costs incurred in the acquisition were insignificant.

Fortnight/J3 Wine Partners—In April 2018, the Company acquired inventory and wine brand trademarks from Fortnight for total consideration of $373,900. Consideration consisted of cash of $32,500 and contingent consideration of $341,400, whereby the Company will pay the seller a fixed fee based on sales of the wine brands acquired for five years following the close of the acquisition. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.0%, and (2) a discount rate of 12.5%.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$373,900

Assets acquired
Inventories	7,500
Trademarks	132,000

Total assets acquired	139,500

Goodwill	$234,400

Transaction costs incurred in the acquisition were insignificant.

One True Vine—In January 2018, the Company acquired all assets consisting of wine brand trademarks, winery equipment and inventory from One True Vine, LLC, a wine wholesaler, for total consideration of $91,848,900, of which deposits were made totaling $15,000,000 during the year ended December 31, 2017. The total consideration of $91,848,900 consisted of contingent consideration, whereby the Company will pay an earnout related to the performance of brands, a consulting agreement, cash and a note payable to the seller. The earnout is based on sales of certain brands through 2027, up to a maximum of $15,000,000. The earnout was valued using the Monte Carlo simulation model. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.85%, and (2) a discount rate of 12.5%. The Company believes goodwill is attributable to the Company’s investment in synergies for expanding its brands in the wholesale market.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Contingent consideration	$900,000
Consulting agreement	1,000,000
Note payable to seller	19,000,000
Deferred payment	4,500,000
Cash	66,448,900

Fair value of consideration	91,848,900

Assets acquired
Inventories	21,344,600
Winery equipment	107,500
Trademarks	8,300,000

Total assets acquired	29,752,100

Goodwill	$62,096,800

The $4,500,000 deferred payment for the acquisition was paid in January 2019.

Transaction costs incurred in connection with the acquisition approximated $25,000.

Tamarack Cellars/Fire House LLC—In January 2018, the Company acquired assets consisting of inventory, winery equipment and wine brand trademarks from Tamarack Cellars for a total consideration of $10,500,000, which consisted of cash, a seller note payable and common stock which was subsequently exchanged for Series A stock. The stock was valued at the current Company valuation offered to other third-party investors. This acquisition further complemented the Company’s portfolio of brands with continued expansion into the state of Washington. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.0%, and (2) a discount rate of 12.5%.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Sources of financing
Stock	$2,625,000
Cash	5,250,000
Note payable to seller	2,625,000

Fair value of consideration	10,500,000

Assets acquired
Inventories	4,087,200
Winery equipment	1,970,600
Trademarks	631,000

Total assets acquired	6,688,800

Goodwill	$3,811,200

Transaction costs incurred in the acquisition were insignificant.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

Firesteed—In June 2017, the Company acquired substantially all inventory and trademark assets of the Firesteed wine brand for an aggregate cash consideration of $5,969,700. In connection with the transaction, the Company entered into the Put-Call Option Agreement with the Firesteed Corporation, whereby, beginning in May 2020 through December 2023, the Company can be required to purchase 200 acres of producing vineyard property in the Williamette Valley at a purchase price of $6,100,000. The conditions of the put option would be exercised by the Firesteed Corporation delivering written notice to the Company. The Company also has a call option to purchase the vineyard beginning January 2023 through December 2023 at a purchase price equal to the greater of $6,100,000 or fair market value. Accordingly, the put right would only have intrinsic value if there was a decrease in the value of the Vineyard under $6,100,000. At the acquisition date, the Company deemed it not probable that the fair value of the vineyard would decrease below the strike price of $6,100,000 therefore the put right had an immaterial value. Each reporting period subsequent to its issuance, management will reevaluate the put right to determine if a contingent liability pursuant to ASC 450- Contingencies should be recognized. At June 30, 2020, June 30, 2019 and December 31, 2018, the Company has determined the put right had an immaterial value and therefore no liability has been recorded.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$5,969,700

Assets acquired
Inventories	6,745,900
Other assets	126,100
Trademarks	1,080,000

Total assets acquired	7,952,000

Gain on bargain purchase	$(1,982,300)

The fair value of the trademarks was estimated by applying an income approach. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.0%, and (2) a discount rate of 12.5%.

Transaction costs incurred in the acquisition were insignificant.

Great Domains & Estates, LLC—In April 2017, the Company acquired substantially all the trademark assets from Great Domains & Estates, LLC, for an aggregate purchase price of $887,800. Consideration consisted of contingent consideration of $887,800, whereby the Company will pay the seller a percentage of the gross sales of the wine brands acquired for six years following the close of the acquisition.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$887,800

Assets acquired
Trademarks	277,900

Goodwill	$609,900

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

The fair value of the trademarks was estimated by applying an income approach. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.0%, and (2) a discount rate of 12.5%.

Transaction costs incurred in the acquisition were insignificant.

Cameron Hughes Wine/Sales Pros LLC—In January 2017, the Company acquired certain assets of a business that specializes in premium direct to consumer wine sales and marketing, for an aggregate cash consideration of $5,236,600. The bargain purchase was a result of the business being acquired out of bankruptcy. As such, Acquisition-related costs were zero.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Fair value of consideration	$5,236,600

Assets acquired
Inventories	4,756,400
Winery equipment	100,000
Deposits	25,000
Trademarks	2,131,000

Total assets acquired	7,012,400

Assumed liabilities
Sales tax payable	1,000

Net assets acquired	7,011,400

Gain on bargain purchase	$(1,774,800)

The fair value of the trademarks was estimated by applying an income approach. Key assumptions in valuing the trademarks include (1) a royalty rate of 2.5%, and (2) a discount rate of 12.5%.

Transaction costs incurred in the acquisition were insignificant.

Pro-forma Consolidated Financial Information (Unaudited)

The results of operations for Owen Roe and the estimated fair values of the assets acquired and liabilities assumed have been included in the Company’s consolidated financial statements since its respective date of acquisition. For the year ended June 30, 2020, and since the September 2019 date of its acquisition, Owen Roe contributed approximately $3,553,000 to the Company’s revenues and decreased net loss by approximately $2,008,000. The unaudited pro forma financial information in the table below summarizes the combined results of the Company’s operations and those of Owen Roe for the periods shown as if the acquisition of Owen Roe had occurred on July 1, 2019. The pro forma financial information includes the business combination accounting effects of the acquisition, including amortization charges from acquired intangible assets. The pro forma financial information presented below is for informational purposes only, and is subject to a number of estimates, assumptions and other uncertainties.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS COMBINATIONS (Continued)

	Year-Ended June 30, 2020	Six Months Ended June 30, 2019
	(unaudited)	(unaudited)
Total pro forma revenues	$190,791,600	$89,902,600
Pro forma net income (loss)	$(9,206,500)	$4,849,600

The results of operations for Laetitia and the estimated fair values of the assets acquired and liabilities assumed have been included in the Company’s consolidated financial statements since its respective date of acquisition. For the six months ended June 30, 2019, and since the March 2019 date of its acquisition, Laetitia contributed approximately $1,866,000 to the Company’s revenues and increased net income by approximately $953,000. The unaudited pro forma financial information in the table below summarizes the combined results of the Company’s operations and those of Laetitia for the periods shown as if the acquisition of Laetitia had occurred on January 1, 2018. The pro forma financial information includes the business combination accounting effects of the acquisition, including amortization charges from acquired intangible assets. The pro forma financial information presented below is for informational purposes only, and is subject to a number of estimates, assumptions and other uncertainties.

	Six Months Ended June 30, 2019	Year-Ended December 31, 2018
	(unaudited)	(unaudited)
Total pro forma revenues	$87,343,300	$188,539,800
Pro forma net income (loss)	$3,390,700	$(9,819,800)

The results of operations for One True Vine and Tamarack Cellars and the estimated fair values of the assets acquired and liabilities assumed have been included in the Company’s consolidated financial statements since their respective dates of acquisition. For the year ended December 31, 2018, and since the dates of their respective acquisition, One True Vine and Tamarack Cellars contributed approximately $26,270,000 to the Company’s revenues and decreased net loss by approximately $6,539,000. The unaudited pro forma financial information in the table below summarizes the combined results of the Company’s operations and those of One True Vine and Tamarack Cellars for the periods shown as if the acquisition of One True Vine and Tamarack Cellars had occurred on January 1, 2017. The pro forma financial information includes the business combination accounting effects of the acquisition, including amortization charges from acquired intangible assets. The pro forma financial information presented below is for informational purposes only, and is subject to a number of estimates, assumptions and other uncertainties.

	Year-Ended December 31,
	2018	2017
	(unaudited)
Total pro forma revenues	$184,081,700	$180,478,700
Pro forma net income (loss)	$(12,191,400)	$23,545,400

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

The Company’s goodwill of $87,122,900 as of June 30, 2020, $87,112,900 as of June 30, 2019 and December 31, 2018, and $20,871,800 as of December 31, 2017, represents the excess of purchase consideration over the fair value of assets acquired and liabilities assumed. The Company completed its qualitative goodwill impairment analysis for the wholesale and direct-to-consumer reporting units during the fourth quarters of each reporting period and concluded it was not more-likely-than-not that the fair value of the goodwill exceeded its carrying value and no further testing was required.

The following is a rollforward of the Company’s goodwill by segment:

	Wholesale	Direct to Consumer	Business to Business	Other/Non- allocated	Total
Balance, January 1, 2017	$19,277,800	$737,900	$—	$246,200	$20,261,900
Great Domains	609,900	—	—	—	609,900

Balance, December 31,2017	19,887,700	737,900	—	246,200	20,871,800
Tamarack	3,389,600	421,600	—	—	3,811,200
One True Vine	62,096,800	—	—	—	62,096,800
Others	556,000	23,300	—	—	579,300
Impairment of Wine Direct	—	—	—	(246,200)	(246,200)

Balance, December 31, 2018	85,930,100	1,182,800	—	—	87,112,900
Balance, June 30, 2019	85,930,100	1,182,800	—	—	87,112,900
Owen Roe	10,000	—	—	—	10,000

Balance, June 30, 2020	$85,940,100	$1,182,800	$—	$—	$87,122,900

During the six months ended June 30, 2019, there was no change in the recorded segment goodwill balances.

As of June 30, 2020, the gross goodwill balance and accumulated impairment losses are $87,369,100 and $246,200, respectively.

Intangibles assets are comprised of indefinite and definite lived assets. The definite lived assets are amortized on a straight-line basis, which reflects the expected pattern in which the economic benefits of the intangibles assets are being obtained, over an estimated useful life of five years.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS (Continued)

The components of finite-lived intangible assets, accumulated amortization, and indefinite-lived assets are as follows:

	As of June 30, 2020
	Finite Lives
	Gross Carrying	Accumulated	Net Carrying	Estimated Useful	Weighted Average Remaining Amortization	Indefinite Lives
	Amount	Amortization	Amount	Life	Period	Amount	Total
				(in years)	(in years)
Trademarks	$—	$—	$—	—	n/a	$20,210,200	$20,210,200
Winery use permits	—	—	—	—	n/a	5,500,000	5,500,000
Customer relationships	500,000	(100,000)	400,000	5	4	—	400,000

Total	$500,000	$(100,000)	$400,000			$25,710,200	$26,110,200

	As of June 30, 2019
	Finite Lives
	Gross Carrying	Accumulated	Net Carrying	Estimated Useful	Weighted Average Remaining Amortization	Indefinite Lives
	Amount	Amortization	Amount	Life	Period	Amount	Total
				(in years)	(in years)
Trademarks	$—	$—	$—	—	n/a	$21,170,400	$21,170,400
Winery use permits	—	—	—	—	n/a	5,500,000	5,500,000
Customer relationships	500,000	—	500,000	5	5	—	500,000

Total	$500,000	$—	$500,000			$26,670,400	$27,170,400

	As of December 31, 2018
	Finite Lives
	Gross Carrying	Accumulated	Net Carrying	Estimated Useful	Weighted Average Remaining Amortization	Indefinite Lives
	Amount	Amortization	Amount	Life	Period	Amount	Total
				(in years)	(in years)
Trademarks	$—	$—	$—	—	n/a	$20,769,400	$20,769,400
Winery use permits	—	—	—	—	n/a	4,000,000	4,000,000
Customer relationships(*)	—	—	—	—	n/a	—	—

Total	$—	$—	$—			$24,769,400	$24,769,400

*	Wine Direct Outbound ceased operations in June 2018, and the Company wrote off $130,000 of customer lists for the year-ended December 31, 2018.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS (Continued)

	As of December 31, 2017
	Finite Lives
	Gross Carrying	Accumulated	Net Carrying	Estimated Useful	Weighted Average Remaining Amortization	Indefinite Lives
	Amount	Amortization	Amount	Life	Period	Amount	Total
				(in years)	(in years)
Trademarks	$—	$—	$—	—	n/a	$11,359,400	$11,359,400
Winery use permits	—	—	—	—	n/a	4,000,000	4,000,000
Customer relationships	205,300	(75,300)	130,000	5	3.2	—	130,000

Total	$205,300	$(75,300)	$130,000			$15,359,400	$15,489,400

The Company recognized trademark impairments of $1,281,000, $197,000 and $97,600 for the year ended June 30, 2020, and the years ended December 31, 2018 and 2017, respectively, resulting from a decline in projected future cash inflows for specific trademarks. The Company estimates the fair value of its trademarks using the relief-from-royalty method. Impairment losses are recognized as a component of non-allocable costs in each applicable reporting period. See Note 18. No impairment of trademarks was recognized for the six months ended June 30, 2019. Additionally, during the year ended December 31, 2018, in connection with the ceased operations of Wine Direct Outbound, the Company wrote off $130,000 of customer lists bringing the total write down of intangibles to $327,000. No additional impairments for customer list or use permits were recognized for the year ended June 30, 2020, the six months ended June 30, 2019, and the years ended December 31, 2018 and 2017.

Amortization expense related to customer relationships was $100,000, $0, $0 and $41,100 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively

As of June 30, 2020, the estimated future amortization expense for finite-lived intangible assets is as follows:

2021	$100,000
2022	100,000
2023	100,000
2024	100,000

Total estimated amortization expense	$400,000

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—FAIR VALUE MEASUREMENTS

The following tables summarize assets and liabilities measured at fair value on a recurring basis as of June 30, 2020, June 30, 2019, December 31, 2018, and December 31, 2017:

	As of June 30, 2020 Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liabilities	$—	$—	$1,640,900	$1,640,900
Interest rate swaps	—	19,943,200	—	19,943,200

Total	$—	$19,943,200	$1,640,900	$21,584,100

	As of June 30, 2019 Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liabilities	$—	$—	$2,694,500	$2,694,500
Interest rate swaps	—	6,998,000	—	6,998,000

Total	$—	$6,998,000	$2,694,500	$9,692,500

	As of December 31, 2018 Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liabilities	$—	$—	$7,855,500	$7,855,500
Interest rate swaps	—	2,005,900	—	2,005,900

Total	$—	$2,005,900	$7,855,500	$9,861,400

	As of December 31, 2017 Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liabilities	$—	$—	$2,244,600	$2,244,600

The Company assesses the fair value of contingent consideration to be settled in cash related to acquisitions using probability weighted models for the various contractual earn-outs. These are Level 3 measurements. Significant unobservable inputs used in the estimated fair values of these contingent consideration liabilities include probabilities of achieving customer related performance targets, specified sales milestones, consulting milestones, changes in unresolved claim, projected revenue or changes in discount rates.

The fair value of interest rate swaps is estimated using a discounted cash flow analysis that considers the expected future cash flows of each interest rate swap. This analysis reflects the contractual terms of the interest rate swap, including the remaining period to maturity, and uses market-corroborated Level 2 inputs, including forward interest rate curves and implied interest rate

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

volatilities. The fair value of an interest rate swap is estimated by discounting future fixed cash payments against the discounted expected variable cash receipts. The variable cash receipts are estimated based on an expectation of future interest rates derived from forward interest rate curves. The fair value of an interest rate swap also incorporates credit valuation adjustments to reflect the non-performance risk of the Company and the respective counterparty.

The following table provides a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Contingent Consideration
Balance at January 1, 2017	$7,567,900
Acquisitions	887,800
Payments/settlement	(3,626,500)
Change in fair value	(2,584,600)

Balance at December 31, 2017	2,244,600
Acquisitions	6,802,000
Payments	(526,500)
Change in fair value	(664,600)

Balance at December 31, 2018	7,855,500
Acquisitions	39,100
Payments	(4,982,500)
Change in fair value	(217,600)

Balance at June 30, 2019	2,694,500
Acquisitions	1,000,000
Payments	(1,019,100)
Change in fair value	(1,034,500)

Balance at June 30, 2020	1,640,900
Less: current porton	(966,700)

Long term portion	$674,200

The current and long-term portion of contingent consideration is included within the accrued liabilities and other payables and other long-term liabilities, respectively, in the consolidated balance sheets. See Note 6.

NOTE 6—Balance Sheet Components

INVENTORIES

As discussed in Note 2, on July 1, 2019, the Company elected to change its method of accounting for the cost of bulk and bottled wines and spirits inventories from the LIFO basis to the FIFO basis. Prior period consolidated financial statements have been adjusted to reflect what results would have been had the Company always used the FIFO method of inventory valuation for inventories.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—Balance Sheet Components (Continued)

Inventory consisted of the following as of June 30, 2020, June 30, 2019, December 31, 2018, and December 31, 2017:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Bulk wine and spirits	$124,944,300	$101,702,600	$100,842,100	$66,585,300
Bottled wine and spirits	68,683,500	57,952,800	48,316,500	44,235,900
Bottling and packaging supplies	11,797,700	6,382,000	5,571,900	2,455,300
Nonwine inventory	1,032,000	778,000	731,300	699,800

Total inventories	$206,457,500	$166,815,400	$155,461,800	$113,976,300

During the year ended June 30, 2020, the Company recognized an impairment of inventory of approximately $3,869,300 associated with inventory damage caused by recent Northern California fires. In December 2020, the Company entered into a settlement agreement for $4,750,000 in connection with the damaged inventory.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following as of June 30, 2020, June 30, 2019, December 31, 2018, and December 31, 2017:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Buildings and improvements	$95,269,900	$80,954,100	$69,326,400	$52,262,400
Land	31,329,600	47,090,400	34,934,400	34,760,600
Machinery and equipment	35,935,400	30,941,900	26,600,200	22,359,200
Cooperage	11,074,000	9,884,500	9,728,100	7,698,000
Vineyards	19,478,000	22,073,300	12,061,300	9,270,000
Furniture and equipment	1,156,800	888,900	749,000	737,000

	194,243,700	191,833,100	153,399,400	127,087,200
Less accumulated depreciation and amortization	(44,567,900)	(35,506,000)	(31,117,800)	(24,814,000)

	149,675,800	156,327,100	122,281,600	102,273,200
Construction in progress	12,496,700	11,743,200	14,357,100	9,858,400
Vineyard development in progress	—	—	467,700	2,005,300

	$162,172,500	$168,070,300	$137,106,400	$114,136,900

Depreciation and amortization expense related to property and equipment was $11,704,800, $4,545,600, $7,881,600 and $6,904,600 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively.

During the year ended June 30, 2020, the Company sold a vineyard for $35,233,000. As part of the transaction, the Company disposed of long-lived assets, including land, vineyards, and winery equipment, with a net book value of $20,722,800. Simultaneously, with the close of the transaction, the Company entered into a lease with the purchaser for 10 years, with options to extend the lease for two

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—Balance Sheet Components (Continued)

additional periods of ten years each. The Company’s sale of the land, vineyards, and winery equipment, and immediate leaseback of the facility qualified for sale-leaseback accounting. The lease was evaluated and classified as an operating lease. Given the Company was considered to retain more than a minor part, but less than substantially, all of the use of the property and the gain on disposal of assets of $14,446,000 does not exceed the present value of the minimum lease payment over the lease term of $21,045,000, the gain on disposal of assets of $14,446,000 will be deferred and recognized over the 10-year lease as a reduction of rent expense over the life of the lease. The Company recognized $1,111,200 for the year ended June 30, 2020, as a component of gain (loss) on property, plant, and equipment within income from operations.

ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following as of June 30, 2020, June 30, 2019, December 31, 2018, and December 31, 2017:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Accrued purchases	$5,182,400	$2,205,900	$4,814,700	$1,409,200
Accrued employee compensation	2,256,400	2,293,100	2,979,500	3,625,300
Other accrued expenses	2,308,500	4,259,800	5,032,500	2,736,300
Non related party accrued interest expense	1,441,900	975,100	1,367,100	256,700
Contingent consideration	966,700	965,600	5,490,900	731,200
Unearned Income	822,700	128,300	100,600	171,900
Accrued trade commissions	346,900	726,800	643,500	340,500

Total Accrued liabilities and other payables	$13,325,500	$11,554,600	$20,428,800	$9,271,100

NOTE 7—LINE OF CREDIT

Through July 18, 2019, the Company had a $170,000,000 revolving line of credit, with interest on outstanding draws at LIBOR plus 1.25% to 1.50%. Repayment terms call for monthly interest payments, with the entire balance, including all accrued interest, due and payable in July 2019. The line of credit was secured by substantially all the inventory and accounts receivable assets of the Company, and the borrowing base was determined by eligible accounts receivable and inventories, as defined in the agreement. The line of credit agreement required compliance with certain financial covenants and non-financial covenants. Subsequent to December 31, 2018, the Company was in default of certain non-financial covenants and obtained an amendment to the agreement that included a waiver for the events of default. The line of credit was repaid from the proceeds of a new credit facility issued on the same date of July 18, 2019. No fees were incurred or written-off in respect of the repayment as the line of credit expired on the date of repayment and all amounts capitalized had been fully amortized at that date.

In July 2019, the Company executed a $335,000,000 loan and security agreement (See Note 9). Included as a component of the $335,000,000 loan and security agreement was a new accounts receivable and inventory revolving facility in an aggregate principal amount of up to $185,000,000. In November 2019, the allowable aggregate borrowings under the July 2019 revolving facility were increased to $200,000,000, thereby increasing the total permitted borrowing under the loan and security

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LINE OF CREDIT (Continued)

agreement to $350,000,000. The outstanding borrowings under the revolving facility accrue interest at a rate of LIBOR plus a range of 1.25%—1.75%, based on average availability as defined in the loan and security agreement and have a maturity of July 2024. The effective interest rate under the revolving facility was 2.21% for the year ended June 30, 2020.

As of June 30, 2020, the Company had approximately $30,000,000 available under the line of credit.

NOTE 8—INTEREST RATE SWAPS

The Company entered into two interest rate swap agreements in March 2020, with fixed notional amounts of $28,800,000 and $46,800,000 at a fixed rate of 0.77% and 0.71% respectively. The agreement calls for monthly interest payments until termination in July 2026 and March 2025, respectively. The fair value of the $28,800,000 swap agreement was a liability of $817,200 at June 30, 2020. The fair value of the $46,800,000 swap agreement was a liability of $1,089,100 at June 30, 2020.

In July 2019, in connection with the Company’s new 2019 Loan and Security Agreement (See Note 9), the Company transferred an interest rate swap agreement with a fixed notional amount of $20,000,000 at a fixed rate of 2.99% dated June 2018, to its new lender. Shortly thereafter, the interest rate swap of $20,000,000 was amended and restated in its entirety to increase the notional amount to $50,000,000 at a fixed rate of 2.34%. The agreement calls for monthly interest payments until termination in July 2026. The fair value of the 2019 swap agreement was a liability of $5,955,900 at June 30, 2020.

The Company entered into an interest rate swap agreement in May 2019, with a fixed notional amount of $50,000,000 at a fixed rate of 2.25%. The agreement calls for monthly interest payments until termination in in May 2026. The fair value of the swap agreement was a liability of $5,568,400 and $1,820,000 at June 30, 2020 and 2019, respectively.

The Company entered into two interest rate swap agreements in June 2018, with fixed notional amounts of $50,000,000 and $20,000,000, at a fixed rate of 2.92% and 2.99%, respectively. The agreements call for monthly interest payments until termination in June 2025. The fair value of the $50,000,000 swap agreement resulted in liabilities of $6,512,600, $3,648,100, and $1,377,400 at June 30, 2020 and 2019, and December 31, 2018, respectively. The fair value of the $20,000,000 swap agreement resulted in liabilities of $1,529,900 and $628,500 at June 30, 2019, and December 31, 2018, respectively. As noted above, the $20,000,000 swap agreement was transferred to its new lender in July 2019.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT

Long-term debt consisted of the following as of June 30, 2020, June 30, 2019, December 31, 2018, and December 31, 2017:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Real estate loan to a bank, payable in monthly installments of $87,400 with interest at a rate of LIBOR plus 2.40%; matures with a balloon payment of $15,727,500 in April 2029; secured by a deed of trust	$—	$26,124,600	$—	$—
Real estate loan to a bank, payable in monthly installments of $45,200 plus interest at a rate of LIBOR plus 2.40%; matures with a balloon payment of $17,083,000 in August 2023; secured by a deed of trust	—	19,630,700	19,901,900	20,423,500
Real estate loan to a bank, payable in monthly amortized installments of $55,300 with interest at a rate of LIBOR plus 2.40%; matures with a balloon payment of $9,945,000 in October 2026; secured by a deed of trust	—	14,807,000	15,138,500	15,801,500
Note to a bank, payable in monthly installments of $211,000 with an interest rate of 4.85%; matures in February 2026; secured by specific assets of the Company	—	14,395,000	15,000,000	1,697,900
Secured subordinate convertible promissory note; payable in annual installments of $4,750,000 plus interest at the prime rate (3.25% at June 30, 2020); matures in January 2022; secured by the assets of the Company; subordinated to JP Morgan line of credit	9,500,000	14,250,000	19,000,000	—
Note to a bank, payable in monthly installments of $46,700 with interest at a rate of LIBOR plus 2.40%; including applicable interest; matures in August 2023; secured by specific assets of the Company	—	12,973,300	13,253,300	13,813,300

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT (Continued)

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Note to a bank, payable in monthly installments of $28,700 with interest at a rate of LIBOR plus 2.40%; including applicable interest; matures with a balloon payment of $5,223,400 in June 2027; secured by specific assets of the Company	—	7,978,600	8,150,800	8,495,200
Nonrevolving line of credit to a bank, payable during draw periods in monthly interest payments at LIBOR plus 1.75%; draw period expiring in January 2020, converts to term note at expiration; secured by specific assets of the Company	—	6,622,900	—	—
Note to a bank, with interest at 3.60%; payable in monthly installments of $126,600 including applicable interest; matures in September 2023; secured by specific assets of the Company	—	5,980,000	6,625,300	7,881,700
Note to a bank, with interest at LIBOR plus 2.40%; payable in monthly installments of $19,300 including applicable interest; matures with a balloon payment of $3,487,300 in October 2023; secured by specific assets of the Company	—	4,489,100	4,604,700	4,835,900
Note to a bank, payable in monthly installments of $16,700 principal with interest at a rate of LIBOR plus 2.40%; matures with balloon payments of $1,991,200 in August 2023 and $1,461,300 in October 2023; secured by specific assets of the Company	—	4,300,000	4,400,000	4,600,000
Note to a bank, payable in monthly installments of $65,800 with interest at a rate of 4.00%; matures in September 2024; secured by specific assets of the Company	—	3,735,800	4,052,400	4,667,000

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT (Continued)

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Note to a bank, payable in monthly installments of $56,500 with an interest rate of 4.99%; matures in June 2025; secured by specific assets of the Company	—	3,510,300	3,758,200	—
Real estate loan to a bank, payable in monthly installments of $12,000 with interest at a rate of LIBOR plus 2.40%; matures with a balloon payment of $2,164,200 in October 2026; secured by a deed of trust	—	3,222,300	3,294,400	3,438,700
Note to a bank, with interest at 3.45%; payable in monthly installments totalling $87,000 including applicable interest; matures in September 2021; secured by specific assets of the Company	—	2,257,900	2,736,300	3,668,800
Unsecured promissory note; payable in annual installments of $875,000 with interest at the prime rate plus 1.00%; matures in January 2021; subordinated to line of credit	875,000	1,750,000	2,625,000	—
Note to a bank, payable in monthly installments of $3,500 with interest at a rate of LIBOR plus 2.40%; matures with balloon payment of $634,900 in December 2028; secured by specific assets of the Company	—	1,034,700	1,052,300	—
Note to a bank, payable in monthly installments of $16,400 with interest at a rate of 4.00%; matures in September 2024; secured by specific assets of the Company	—	933,000	1,012,100	1,165,500
Note to a bank, with interest at LIBOR plus 1.75%; payable in monthly installments of $22,100 principal with applicable interest; matures in July 2020; secured by specific assets of the Company	—	309,900	442,700	708,300

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT (Continued)

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Note to a bank with interest at LIBOR plus 1.75%; payable in monthly installments of $39,100 principal with applicable interest; matures in December 2019; secured by specific assets of the Company	—	234,700	469,400	938,800
Notes to a bank, with interest at 3.00-3.25%; payable in monthly installments totalling $101,700 including applicable interest; matures in August 2018 and February 2019; secured by specific assets of the Company	—	—	41,500	996,700
Nonrevolving line of credit to a bank, payable during draw periods in monthly interest payments at LIBOR plus 1.75% with draw period expired in June 2018	—	—	—	3,550,000
Note to a bank with interest at LIBOR (0.19% at June 30, 2020) plus 1.75%; payable in quarterly installments of $1,179,800 principal, and monthly interest payments; matures in September 2026; secured by specific assets of the Company	96,460,600	—	—	—
Capital expenditure borrowings, payable during draw periods in quarterly payments of $414,900 plus interest at Alternate Base Rate (ABR) plus 0.75% (4.00% at June 30, 2020) with draw period expiring in July 2022	16,174,300	—	—	—
Capital expenditure borrowings, payable during draw periods in quarterly payments of $275,700 and interest payments at LIBOR plus 1.75% with draw period expiring in July in 2022	28,757,300	—	—	—
Note to a bank with interest fixed at 3.60%, payable in monthly installments of $60,333 principal with applicable interest; matures in April 2023	1,836,300	—	—	—

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT (Continued)

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Unsecured note to a bank, under the Paycheck Protection Program offered by the Small Business Administration, with an interest rate of 1.00%; matures in April 2022	6,525,000	—	—	—

	160,128,500	148,539,800	125,558,800	96,682,800
Less current maturities	(16,298,400)	(15,438,500)	(14,395,100)	(7,974,600)
Less unamortized deferred financing costs	(791,100)	(203,500)	(220,200)	(246,200)

	$143,039,000	$132,897,800	$110,943,500	$88,462,000

Loan and Security Agreement

During the year ended June 30, 2020, the Company entered into a $350,000,000 loan and security agreement, as amended. This consists of an accounts receivable and inventory revolving facility in an aggregate principal amount of $200,000,000, a term loan in a principal amount of up to $100,000,000, and a capital expenditure facility in an aggregate principal amount of up to $50,000,000. Proceeds from the credit facility paid down existing loans payable of $90,108,000, repaid the line of credit maturing in July 2019, of $156,186,000, and paid loan fees of $312,000. In July 2019, the Company novated the Interest Rate Swap Agreement of $20,000,000 at a fixed rate of 2.99%. The novation created a new swap agreement while cancelling the original agreement. See Note 8.

A portion of the financing in July 2019 was considered to be a modification of prior existing debt. Lender fees in an amount of $725,000 and third-party costs of $481,400 were recognized and treated either as a reduction in the carrying value of the debt (in respect of term loans and capital expenditure loans) or as an asset in the Company’s consolidated balance sheet (in respect of the revolving facility). These amounts recognized are being amortized over a period of five years in respect of the revolving facility and seven years in respect of the term loan and capital expenditure facility. In addition, as part of the debt modification, the Company recognized deferred financing costs of $147,400.

In July 2020, the Company entered into an amendment and waiver of the loan and security agreement that permitted the Company to borrow $6,525,000 under the Payment Protection Program, amended the covenants to allow for such borrowings, and waived any events of default that occurred under financial and non-financial covenants occurring under the loan and security agreement. On December 23, 2020, the Company entered into a further waiver and modification agreement under the loan and security agreement in respect of a non-financial covenant related to the completion of audited consolidated financial statements for the year ended June 30, 2020. Additionally, on February 25, 2021, the Company entered into the fourth amendment to the Loan and Security Agreement. to waive existing events of defaults and other terms. See Note 21.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT (Continued)

Convertible Note

On January 2, 2018, as purchase consideration in the January 2, 2018 acquisition of One True Vine, the Company issued a secured convertible promissory note to the sellers (the “2018 Convertible Note”) equal to $19,000,000 (see Note 3). The 2018 Convertible Note accrues interest at a rate equal to Prime which is adjusted on each six-month anniversary of the issuance date. Under the terms of the 2018 Convertible Note, the outstanding principal and accrued interest are subject to repayments either through the defined repayment schedule of four annual equal installments of principal and unpaid interest on the annual anniversary of the note, prepayments, or optional conversion to convert all or part of any regularity scheduled principal installment starting with the second principal installment or upon the occurrence of any liquidity event. Absent the election to convert upon the occurrence of a liquidity event, inclusive of change of control as defined in the agreement, the entire then outstanding principal amount plus accrued interest would be required to be paid no later than five business days following the event. Conversion shall be effective as of the date upon which the liquidity event is consummated or the applicable payment date. The per share exercise price with respect to any conversion of all or part of the note will be equal to the price per of the Company’s then most recent valuation determined for the purpose of the Company’s employee option pool. Upon the occurrence of any event of default, all accrued but unpaid interest and principal are due and payable, plus incur an increase in the interest rate of four percent (4%) per annum calculated from the due date until payment in full. The obligation of the note is secured by the assets of the Company and is subordinate to the outstanding debt under the Company’s credit facility with Bank of the West.

Paycheck Protection Program

The Company’s $6,525,000 Paycheck Protection Program loan (the “PPP Loan”), under Division A, Title I of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act on April 14, 2020, requires monthly amortized principal and interest payments to begin six months after the date of disbursement. In October 2020, the deferral period associated with the monthly payments was extended from six to ten months. While the PPP Loan currently has a two-year maturity, the amended law permits the borrower to request a five-year maturity from its lender. The Company has not requested an extension of the loan at this time. Under the terms of the CARES Act, as amended by the Paycheck Protection Program Flexibility Act of 2020, the Company is eligible to apply for and receive forgiveness for all or a portion of the PPP Loan. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for certain permissible purposes as set forth in the PPP, including, but not limited to, payroll costs (as defined under the PPP) and mortgage interest, rent or utility costs (collectively, “Qualifying Expenses”), and on the maintenance of employee and compensation levels during the twenty-four week period following the funding of the PPP Loan. The Company intends to use the proceeds of the PPP Loan for Qualifying Expenses. The Company has begun to file its application for forgiveness; however, no assurance is provided that the Company will be able to obtain forgiveness of the PPP Loan, in whole or in part. Given the inability to conclude the forgiveness of all, or any portion of, the outstanding obligation is probable, the proceeds, and related accrued interest, have been accounted for as debt in accordance with ASC 470—Debt.

As referenced above, certain notes in long term debt require compliance with financial and non-financial covenants.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—LONG-TERM DEBT (Continued)

Maturities of long-term debt for succeeding years are as follows:

Year Ending June 30,
2021	$16,298,400
2022	17,568,400
2023	8,115,800
2024	7,481,600
2025	7,481,600
Thereafter	103,182,700

$160,128,500

NOTE 10—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTEREST

Series A Redeemable Stock

January 2018 Tamarack Cellars Series A Redeemable Stock

As part of the Company’s acquisition of Tamarack Cellars in January 2018, the Company issued 130,338 shares of the Company’s no par common stock to the seller as part of the purchase consideration (see Note 3). These 130,338 shares contained a put option allowing the holder to put the shares back to the Company, and became exercisable four years from their issuance, and only for a thirty-day period (the put option is exercisable from January 2, 2022 through February 2, 2022).

On the April 2018 Amendment and Exchange Date (see Note 11), these 130,338 common shares with the put right were exchanged for 130,338 Series A shares. The terms of the put right carried over to the exchanged 130,338 Series A shares.

Because the 130,338 shares of Series A with the put right are redeemable by the holder beginning in January 2022 (four years from their issuance), this holder may require the Company to redeem these shares for cash at a per share purchase price equal to the fair value of the underlying shares at the exercise date. As this redemption event is not solely within the control of the Company, the 130,338 Series A shares have been classified outside of stockholders’ equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities.

At each reporting date, and until the put right is either exercised or expires, the Company will accrete the initial carrying value of the 130,338 Series A common shares to its expected redemption amount as if redemption occurred at that reporting date. The accreted amount each period for these shares is comprised solely of any change in the fair value of the underlying shares since the prior reporting date. However, the carrying value can never fall below the original issue price of the underlying 130,338 Series A shares. The amounts accreted each reporting period are recorded as a deemed dividend.

At issuance, and for the year ended June 30, 2020, six months ended June 30, 2019, and year ended December 31, 2018, the $2,625,000 carrying amount of the 130,338 Series A common shares exceeded the redemption amount at the respective date; therefore, no accretion was required.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTEREST (Continued)

April 2018 Series A Redeemable Stock

In April 2018, the Company amended its articles of incorporation resulting in (i) the establishment of a new class of no par Series A stock and (ii) each of the issued and outstanding shares of the Company’s no par common stock being changed and reclassified into shares (1-for-1 exchange) of Series A stock (the “April 2018 Amendment and Exchange Date”). See Note 11.

On the April 2018 Amendment and Exchange Date, of the 7,275,116 Series A shares issued, 271,847 shares were held by Major Investors who were granted a new put right. A Major Investor is any holder of Series A shares or Series B shares who, individually or together with such investor’s affiliates, holds at least five percent (5%) of the then outstanding equity securities of the Company on a fully diluted basis.

Because the 6,271,847 Series A shares with the put right are redeemable by the holder beginning in April 2025 (seven years from their issuance), the holders may require the Company to redeem the 6,271,847 Series A shares for cash at a per share purchase price equal to the fair market value of the underlying shares at the exercise date. The put right has no expiration date (a perpetual right). Because this redemption right is not solely within the control of the Company, the 6,271,847 shares Series A shares have been classified outside of stockholders’ equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities.

On the April 2018 Amendment and Exchange Date, the Company, using the effective interest method, began to accrete the $12,483,700 carrying amount of the 6,271,847 Series A shares to their expected redemption amount at April 4, 2025; and at each reporting date thereafter, the Company will re-estimate the expected redemption amount at April 4, 2025, based on any changes of (i) when the redemption event is expected to occur or its probability and (ii) the change in fair value of the Series A shares underlying the put option. Both of these two variable components represent the change to the carrying value in a reporting period. However, the carrying value can never fall below the original issue price of the underlying Series A shares. The amounts accreted each reporting period are recorded as a deemed dividend.

The amounts accreted as deemed dividends for the Series A shares were $7,824,100, $3,161,500 and $3,407,800 for the year ended June 30, 2020, six months ended June 30, 2019, and year ended December 31, 2018, respectively.

The redemption amount of the Series A redeemable stock was $37,792,100, $29,968,000 and $26,806,500 at June 30, 2020 and 2019 and December 31, 2018, respectively.

July 2018 Issuance of Series A Redeemable Stock

Concurrent with the repurchase and cancellation of 397,239 Series B shares in July 2018, the Company issued 397,239 Series A shares to an investor for gross proceeds of $8,290,000, or $20.86 per share.

The 397,239 Series A shares granted the holder the right to put the shares back to the Company at a strike price equal to the fair value of the underlying shares at the exercise date. The put right, which has no expiration date, becomes exercisable only if the sole holder of the Series B shares exercises its put right to redeem its Series B shares. Therefore, the put is contingent upon the Series B holder exercising its put right. The contingent put right in the 397,239 Series A shares becomes exercisable in April 2025, or 6.75 years from the July 2018 issuance date (the put right held by the holder of the Series B shares and held by the holder of the 397,239 Series A shares, become exercisable on the same date, or April 4, 2025).

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTEREST (Continued)

Because the 397,239 Series A shares are redeemable by the holder, beginning in April 2025, the holder may require the Company to redeem these Series A shares for cash at a per share purchase price equal to the fair value of the underlying shares at the put exercise date. Because the redemption of these shares is not solely within the control of the Company, they have been classified outside of stockholders’ equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities.

At each reporting date, and until the perpetual put right is either exercised or extinguished, the Company will accrete the initial carrying value of the 397,239 Series A common shares to its expected redemption amount using the effective interest method, from the date of issuance to the earliest date the holder can demand redemption. The accreted amount each period for these shares is comprised solely of any change in fair value since the prior reporting date. However, the carrying value can never fall below the original issue price of the underlying 379,239 Series A shares. The amounts accreted each reporting period are recorded as a deemed dividend.

At issuance, and for the year ended June 30, 2020, six months ended June 30, 2019, and year ended December 31, 2018, the $8,290,000 carrying amount of the 397,239 Series A common shares exceeded the redemption amount at the respective date; therefore, no accretion was required.

Series B Redeemable Stock

April 2018 Series B Redeemable Cumulative Series B Stock

In April 2018, the Company amended its articles of incorporation such that a new class of redeemable cumulative Series B stock was designated, with 10,000,000 shares authorized and no par value. Concurrent to this amendment, the Company and TGAM Agribusiness Fund Holdings LP (“TGAM”) entered into a Stock Purchase Agreement, pursuant to which the Company, in a private placement, agreed to issue and sell to TGAM 1,986,195 shares of the Company’s no par, non-convertible Series B stock, for gross proceeds of $40,000,000, or $39,700,000 net of issuance costs. The price per share of the Series B was $20.14.

Holders of Series B shares are entitled to cumulative dividends at a rate of 5% of their original investment per year. No dividends can be paid to Series A stockholders until the cumulative dividends are paid to the holders of Series B shares. Dividends are only paid when declared by the Board of Directors and are distributed pro rata based on the number of Series A shares and Series B shares held by each stockholder after payment of cumulative dividends in arrears if any. As of June 30, 2020, total unpaid cumulative dividends outstanding approximate $3,736,000.

The holders of the Series B shares are entitled to one vote for each share of Series B held. Series B shares that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTEREST (Continued)

In the event of a voluntary or involuntary liquidation or a deemed liquidation event, the holders of Series B shares are entitled to be paid, pro rata, their cumulative dividends, whether or not declared, before any payment is made to the Series A stock; however, the right of the Series B stock to receive cumulative dividends shall abate and be extinguished to the extent that the sum of the cash consideration received for each Series B share and any cumulative dividends, shall exceed the sum of the original issue price and an internal rate of return (IRR)of 14% on the original investment, compounded annually. Remaining assets will be distributed among the holders of Series A and Series B Stock pro rata based upon the number of shares held by each.

Holders of Series B shares who are Major Investors have a Put Right to cause the Company to purchase all its shares at the fair value of the underlying shares as of the exercise date. A Major Investor is any holder of Series A shares or Series B shares who, individually or together with such investor’s affiliates, holds at least five percent (5%) of the then outstanding equity securities of the Company on a fully diluted basis. The Put Right has no expiration date (a perpetual right) and becomes exercisable in April 2025, or seven years subsequent to the issuance of the underlying 1,986,195 Series B shares. The strike price of the put is the fair value of the underlying shares on the put exercise date, plus all accrued dividends, up to an IRR of 14%.

Because the 1,986,195 shares of Series B stock with the put right are redeemable by the holder beginning in April 2025 (seven years from their issuance), the holder may require the Company to redeem all Series B shares for cash at a per share purchase price equal to the fair value of the underlying shares at the put exercise date, plus accrued dividends. Because this redemption event is not solely within the control of the Company, the Series B stock has been classified outside of stockholders’ equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities.

At each reporting date, and until the perpetual put right is either exercised or extinguished, the Company will accrete the initial $39,700,000 carrying value of the Series B shares to its expected redemption amount using the effective interest method, from the date of issuance to the earliest date the holder can demand redemption. The accreted amount each period for Series B shares consists of (i) any change in fair value since the prior reporting date, (ii) accretion of issuance costs and (iii) accrued dividends. However, the carrying value can never fall below the original issue price of the underlying Series B shares. The amounts accreted each reporting period are recorded as a deemed dividend.

The amounts accreted as deemed dividends for the Series B stock were $4,978,000, $2,378,500 and $3,948,400 for the year ended June 30, 2020, six months ended 2019, and year ended December 31, 2018, respectively.

The redemption amount of the Series B redeemable stock was $42,714,900, $37,736,900 and $35,358,400 at June 30, 2020 and 2019 and December 31, 2018, respectively.

The July 2018 Redemption of Cumulative Series B Redeemable Shares

In July 2018, the Company and TGAM (the sole holder of all Series B shares) entered into a share redemption agreement, whereby the Company repurchased 397,239 Series B shares for gross consideration of $8,290,000, or at $20.86 per share.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTEREST (Continued)

Noncontrolling Redeemable Interest

July 2016 Noncontrolling Redeemable Interest

One of the Company’s consolidated subsidiaries, Splinter Group Napa, LLC (“Splinter Group”), has a member who owns a noncontrolling interest in Splinter Group. The membership interest of this member has a put option allowing the member to put its membership interest back to the Company for cash upon the occurrence of a contingent event. Specifically, the Company currently has the right, pursuant to its operating agreement with Splinter Group, to acquire all of the membership interest held by Splinter Group if the Company (a) sells capital stock comprising at least 25% of its then outstanding capital stock to an unaffiliated third party, (b) sells assets comprising at least 25% of the aggregate value of the Company’s then existing assets to an unaffiliated third party buyer or (c) merges with and into, an unaffiliated third party buyer. If the Company chooses not to exercise this right following any of these events, the holder of the noncontrolling interest has the right to require the Company to purchase all of the noncontrolling interest holder’s membership interest at fair value, as determined via appraisal. The redemption amount is the fair value of the noncontrolling interest at the redemption date. Because this redemption event is not solely within the control of the Company, the Splinter Group noncontrolling interest has been classified outside of stockholders’ equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities.

Upon purchase of its controlling interest in Splinter Group in July 2016, the Company classified the noncontrolling interest as temporary equity at its initial carrying amount of $1,354,000. Because of the low probability of this redemption event occurring, the Company will not subsequently adjust the initial carrying amount of the noncontrolling interest to fair value at each reporting period. Should it become probable that the redemption event will occur, the Company will thereupon accrete the initial carrying value to its redemption amount equal to its fair value.

NOTE 11—STOCKHOLDERS’ EQUITY

Series A

As of June 30, 2020 and 2019, and December 31, 2018 and 2017, the Company had reserved shares of stock, on an as-if converted basis, for issuance as follows:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Options issued and outstanding	900,352	670,629	605,463	514,595
Options available for grant under stock option plans	74,098	231,240	266,728	85,426
Shares subject to term debt optional conversion into Series A stock	995,721	1,330,821	1,934,435	—

Total	1,970,171	2,232,690	2,806,626	600,021

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—STOCKHOLDERS’ EQUITY (Continued)

The April 2018 Amendment and Exchange

In April 2018, the Company amended its articles of incorporation such that (i) a new class of no par Series A stock was designated, with 10,000,000 shares authorized and (ii) each of the 7,275,116 issued and outstanding shares of the Company’s no par common stock was changed and reclassified into 7,275,116 shares (1-for-1 exchange) of Series A stock. Immediately before the exchange, each share of common stock had a fair value of $14.30; and immediately after the exchange, each share of the newly issued Series A common stock had a fair value of $14.30; accordingly, in the exchange, there was no additional consideration transferred to or from the Company to the stockholders.

On the April 2018 Amendment and Exchange Date, of the 7,275,116 Series A shares issued, 6,271,847 shares contained a new put right whose exercise was not solely within control of the Company, requiring classification outside of stockholders’ equity as redeemable Series A shares (see Note 10); and 130,338 Series A shares, issued in the Tamarack Cellars acquisition in January 2018, contained a put option whose terms carried over in the exchange, and whose exercise was not solely within control of the Company, requiring classification outside of stockholders’ equity as redeemable Series A shares (see Note 10).

On the April 2018 Amendment and Exchange Date, accordingly, of the 7,275,116 Series A shares issued, 6,402,185 Series A shares were redeemable and classified outside stockholders’ equity, and 872,931 shares of Series A stock with no put rights were classified in stockholders’ equity.

No dividends can be paid to Series A stockholders until cumulative dividends are paid to the holders of Series B shares. Dividends are only paid when declared by the Board of Directors and are distributed pro rata based on the number of Series A shares and Series B shares held by each stockholder. The holders of Series A stock are entitled to one vote for each share of stock held. In the event of a voluntary or involuntary liquidation or a deemed liquidation event, the holders of Series B shares shall be entitled to be paid, pro rata, out of the assets of the Company available for distribution based on an internal rate of return of 14% on the original investment, compounded annually, before any such payment shall be made to the holders of Series A Stock. Remaining assets will be distributed among the holders of Series A and Series B Stock pro rata based upon the number of shares held by each.

NOTE 12—STOCK INCENTIVE PLAN

In October 2015, the Company established a non-qualified Stock Option Plan for the benefit of certain officers and key employees of the Company. The plan permits the Company to grant options to purchase up to 974,450 shares of Class A stock, of which 74,098 shares remain available for future grants at June 30, 2020. In January 2021, the Company increased shares available for future grants by an additional 75,000. See Note 21. The fair market value (“FMV”) shall be no less than 100% of the FMV on the date of the grant, as determined by the Board of Directors. The options generally vest annually over a four-year period with a contractual life of five years. Management has reserved a pool of shares to be issued when the options are exercised. The Company will at all times reserve and keep available the number of shares required to satisfy the requirements of the plan.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—STOCK INCENTIVE PLAN

As of June 30, 2020, 4,015 options have been exercised. The following table provides information related to the stock option activity for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and December 31, 2017:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, at January 1, 2017	506,920	$14.91	4.12	$288,100
Granted	53,200	$17.06
Forfeited	(45,525)	$15.44

Outstanding, at December 31, 2017	514,595	$15.11	3.25	231,500
Granted	189,537	$20.14
Exercised	(1,849)	$13.51
Forfeited	(96,820)	$15.99

Outstanding, at December 31, 2018	605,463	$16.55	2.91	958,400
Granted	77,259	$20.14
Forfeited	(12,093)	$16.93

Outstanding at June 30, 2019	670,629	$16.96	2.98	1,706,900
Granted	299,760	$22.50
Forfeited	(70,037)	$17.08

Outstanding, at June 30, 2020	900,352	$18.79	2.99	2,201,700

Vested and expected to vest, at June 30, 2020	811,265	$18.44	2.82	2,141,400
Exercisable, at June 30, 2020	386,664	$15.47	1.51	1,984,800

The weighted average grant date fair value per share of options granted for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017 was $6.20, $4.31, $3.36 and $3.63, respectively.

As of June 30, 2020, there was approximately $1,813,700 of total unrecognized compensation cost, before income taxes, related to unvested stock options, to be recognized over a weighted-average period of 3.25 years. The unrecognized compensation costs will be adjusted for future changes in estimated forfeitures.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS AND COMMITMENTS

The components of the related party receivables and related party liabilities are as follows:

	June 30, 2020	June 30, 2019	December 31, 2018	December 31, 2017
Assets:
Accounts receivable	$324,500	$425,500	$449,500	$780,400
Notes receivable and accrued interest	756,300	756,300	756,300	670,000

Total related party receivables	$1,080,800	$1,181,800	$1,205,800	$1,450,400

Liabilities:
Accounts payable and accrued expenses	$1,674,200	$192,800	$4,276,800	$4,557,700
Accrued interest	540,700	1,353,400	887,300	—
Convertible notes	10,000,000	10,000,000	10,000,000	—

Total related party liabilities	$12,214,900	$11,546,200	$15,164,100	$4,557,700

Other related party activities and balances—The Company purchased $667,500, $337,000, $1,041,200, and $384,600 of grapes, bulk wine, and cased wine from related parties for the year ended June 30, 2020, six months ended June 30, 2019, and the years ended December 31, 2018 and 2017, respectively. As of June 30, 2020, June 30, 2019, and December 31, 2018 and 2017, the Company owed related parties $25,300, $192,800, $4,266,600 and $1,784,300, respectively, related to grape purchases, payroll, insurance, benefits, and other operating expenses reported in related party liabilities on the consolidated balance sheets.

Revenues from related parties for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017 totaled $1,162,800, $624,100, $1,253,700 and $1,565,600, respectively, with $324,500, $425,500, $449,500 and $780,400, respectively, included in accounts receivable for the respective period.

The Company provides management, billing and collection services to a related party under a management fee arrangement. For the year ended June 20, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, the Company charged this related party management fees of $429,100, $200,000, $566,700 and $400,000, respectively, for these services. As of June 30, 2020, June 30, 2019, December 31, 2018, and December 31, 2017, the Company owed the related party $1,648,900, $0, $10,200 and $2,773,400, respectively, related to amounts collected on the related party’s behalf.

The Company has entered into a number of transactions with a related party covering services related to the storage and bottling of alcoholic beverages. The Company made payments of $942,600, $41,200, $100,200 and $360,900 to the related party for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively.

The Company made payments for consulting fees to a shareholder of $20,000, $60,000, $140,000, and $120,000 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS AND COMMITMENTS (Continued)

Related party note receivable—The Company issued two notes receivable to an executive officer in 2015 totaling $670,000 with an interest rate of 4.0%. In 2018, the outstanding notes were amended to aggregate the full amount of the outstanding principal and accrued interest into a new $756,300 note. Interest no longer accrues on the amended note. As of each of the reporting periods presented, the Company anticipated demanding payment in the next 12 months and therefore, the note receivable has been classified as a current asset within other assets (Note 6). As of June 30, 2020, the Company believed the full amount of the note was collectible. Effective March 10, 2021, the note was paid in full. See Note 21.

Related party notes payable—In January 2018, the Company issued convertible promissory notes of $9,000,000 and $1,000,000 to shareholders (the “Related Party Convertible Notes”). The notes include interest at the prime rate plus 4.0%, which is effectively 7.25% as of June 30, 2020. The interim rate shall be adjusted on each six-month anniversary of the issuance date. The notes are subordinate to the outstanding bank debt associated with the Company’s credit facilities. Total interest expense to related parties was $850,300, $471,100, and $887,300 for the year ended June 30, 2020, six months ended June 30, 2019, and year ended December 31, 2018, respectively. The notes are subject to defined repayment terms by maturity as well as allow for prepayments or the optional conversion of the outstanding note within the conversion period, defined as (i) thirty (30) days prior to maturity, (ii) thirty days following holders receipt of notice from the Company of its intent to prepay all or part of the outstanding balance or (iii) thirty days following any event of default or change in control. The notes are convertible into fully paid shares of Series A stock of the Company, or its successor, assignee or transferee (the “Conversion Shares”) which the Company has agreed to create and issue promptly upon receipt of notice from the holder of its intent to convert the individual notes. The number of conversion shares into which the individual notes may be converted into is determined by dividing the lower of (1) principal amount and, at the holder’s option, accrued interest by the conversion price, defined as the price per share of any new shares of stock of the Company issued after the date of January 2, 2018 or (2) $20.14. Upon the occurrence of any event of default, the holder may, rather than elect to convert, declare the entire unpaid principal and all accrued and unpaid interest immediately due and payable.

Since the initial issuance, the $10,000,000 in Related Party Convertible Notes have been amended various times to extend the maturity date, including the most recent amendments dated January 31, 2021, which extend the maturity date to May 31, 2021. See Note 21. All other terms remained unchanged. Accordingly, the two 2018 Convertible Notes have been classified as current as of June 30, 2020.

In July 2019, the Company issued a short term secured promissory note of $15,000,000 to the same shareholder holding the $9,000,000 convertible promissory note. The note earned interest at a rate of 10% per annum, provided for the possibility of prepayment, and had a stated maturity of September 25, 2019, unless extended at the sole discretion of the lender. The Company paid the note in full in on the maturity date plus accrued interest of $204,167.

Immediate Family Member Employment Agreements and Other Business Arrangements—The Company provides at will employment to several family members of officers or directors who provide various sales, marketing and administrative services to the Company. Payroll and other expenses to these related parties was $443,900, $220,800, $334,900 and $255,000 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS AND COMMITMENTS (Continued)

The Company pays for sponsorship and marketing services and point of sale marketing materials to unincorporated businesses that are managed by immediate family members of a Company executive officer. During the year ended June 30, 2020, six months ended June 30, 2019 and year ended December 31, 2018, payments related to sponsorship and marketing services totaled $379,700, $216,300, and $268,200, respectively. Costs incurred during the year ended December 31, 2017 for similar expense were insignificant.

The Company is engaged in various operating lease arrangements with related parties.

Concourse Warehouse lease—The Company leases 15,000 square feet (“sq. ft.”) of office space and 80,000 sq. ft. of warehouse space. Effective July 31, 2020, the lease was amended to extend the terms of the lease through September 30, 2027 with terms for renewal of the least term for two additional terms of five years each and shall apply upon expiration of the as-extended initial term on September 30, 2027. See Note 21. The lease includes escalating annual rent increases of three percent for the remainder of the term. Prior to September 2020, the facility was owned by and leased from Concourse, LLC, a related-party real estate leasing entity that is wholly owned by a shareholder of the Company. The Company has no direct ownership in Concourse. In September 2020, an independent party purchased the facility from Concourse and assumed the lease.

The lease has minimum monthly lease payments of $102,800, with index-related escalation provisions. The Company accounts for this lease as an operating lease. The Company recognized rent expense paid to Concourse of $1,392,800, $617,000, $1,195,000 and $1,436,800 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively, related to this lease agreement.

Swanson lease—The Company leases a property with production space and a tasting room under an operating lease with an entity that is wholly owned by a shareholder of the Company that expires in August 2030, with minimum monthly lease payments of $50,700, with index-related escalation provisions every twenty four months subject to a 3.00% minimum. From inception to December 30, 2020, the terms of the lease included put and call options, whereby the Company could elect, at the Company’s discretion, or be required by the lessor at the lessor’s discretion, to purchase the leased property at the greater of the property’s fair market value or the amount the lessor paid of approximately $6,000,000 at the earliest of January 1, 2020, or upon other events, as defined in the agreement. Effective December 31, 2020, the lease was amended to remove the put and call options from the lease terms. See Note 21. The Company recognized rent expense of $702,600, $304,300, $608,500 and $715,100 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively, related to this lease agreement.

ZR Waverly lease—The Company leases tasting room space under an operating lease with an entity that is wholly owned by a shareholder of the Company that expires in May 2023, with minimum lease payments of $11,690, with index-related escalation provisions. The terms of the lease included put and call options, whereby the Company could elect, at the Company’s discretion, or be required by the lessor at the lessor’s discretion, to purchase the leased property at the greater of the property’s fair market value or the amount the lessor paid of approximately $1,500,000 at the earliest of January 1, 2015 or upon other events, as defined in the agreement. The Company recognized rent expense of $156,400, $65,300, $130,700 and $156,800 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively, related to this lease agreement. In December 2020, the Company purchased the Waverly leased facility in California from a shareholder for $1,500,000. See Note 21.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS AND COMMITMENTS (Continued)

The Company has lease agreements for certain winery facilities, vineyards, corporate and administrative offices, tasting rooms, and equipment under long-term non-cancelable operating leases. The lease agreements have initial terms of two to fifteen years, with two leases having multiple 5-year or ten-year renewal terms and other leases having no or up to five-year renewal terms. The lease agreements expire ranging from December 31, 2021 through November 2031.

The minimum annual payments, as amended through December 31, 2020, under the Company’s lease agreements are as follows:

Year Ending June 30,	Related Parties	Third Parties	Total
2021	$608,200	$6,257,500	$6,865,700
2022	623,400	5,706,000	6,329,400
2023	626,500	4,882,100	5,508,600
2024	642,100	4,919,200	5,561,300
2025	645,300	3,635,400	4,280,700
Thereafter	3,510,900	19,084,200	22,595,100

	$6,656,400	$44,484,400	$51,140,800

Total rent expense, including amounts to related parties, was $6,834,700, $3,493,400, $4,720,500 and $4,297,000 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively.

Related party purchase transaction—In November 2018, the Company acquired certain assets of D209 from the SLR No. 209 Trust, including key trademarked intellectual property for cash of $658,400 and contingent consideration of $60,600 (See Note 3). In addition, the Company agreed to terminate a gin production agreement for an additional $250,000 such that the total payment the Company made to the SLR No. 209 Trust in finalizing the asset purchase agreement, inclusive of the cash portion of the purchase price, was $908,400.

OTHER COMMITMENTS:

Contracts exist with various growers and certain wineries to supply a significant portion of the Company’s future grape and wine requirements. Contract amounts are subject to change based upon actual vineyard yields, grape quality, and changes in grape prices. Estimated future minimum grape and bulk wine purchase commitments are as follows:

Year Ending June 30,
2021	$30,683,300
2022	6,731,400
2023	1,309,200

$38,723,900

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—RELATED PARTY TRANSACTIONS AND COMMITMENTS (Continued)

Grape and bulk wine purchases under contracts totaled $48,042,400, $11,077,200, $48,586,300, and $30,213,300 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively. The Company expects to fulfill all of these purchase commitments.

Laetitia development agreement—In March 2019, in connection with the Company’s acquisition of Laetitia Vineyards and Winery, the Company and the seller agreed to a post close development agreement, whereby the seller would have the right to develop and sell “up to” a maximum of six homesites located on the acquired property and the Company would be entitled to 25% of all net profits realized from the sale of such homesites. The right expires March 15, 2022. See Note 3.

Firesteed put-call agreement—In connection with the July 2017 acquisition of substantially all inventory and trademark assets of the Firesteed wine brand the Company entered into a put and call agreement, whereby, beginning May 2020 through December 2023, the Company can be required to purchase 200 acres of producing vineyard property at a purchase price equal to the greater of $6,100,000 or fair market value. The Company also has a call option to purchase the vineyard beginning January 2023 through December 2023 at a purchase price the greater of $6,100,000 or appraised fair market value. See Note 3.

NOTE 14—INCOME TAXES

Effective January 1, 2018, the Company converted from an S-Corporation to a C-corporation. Accordingly, the Company is subject to federal and state income taxes. The change in tax status resulted in the Company recording a deferred tax expenses of $14,000,000 on January 1, 2018.

The components of the provision for income taxes are as follows:

	June 30, 2020	June 30, 2019	December 31, 2018
Current tax expense (benefit)
Federal	$(99,300)	$(346,100)	$311,700
State	(149,300)	19,800	221,600

	(248,600)	(326,300)	533,300

Deferred tax expense (benefit)
Federal	(8,143,400)	(1,723,400)	13,206,500
State	(1,565,000)	(622,200)	1,871,700

	(9,708,400)	(2,345,600)	15,078,200

Total provision for income taxes	$(9,957,000)	$(2,671,900)	$15,611,500

The Company’s effective tax rate for the year ended June 30, 2020, differs from the 21% U.S. federal statutory rate primarily due to research and development tax credits, state taxes, and a release of the valuation allowance. The Company’s effective tax rate for the year ended June 30, 2019, differs from the 21% U.S. federal statutory rate primarily due to a non-taxable bargain purchase gain, research and development tax credits, state taxes, and change in the valuation allowance. The Company’s effective tax rate for the year ended December 31, 2018, differs from the 21% U.S. federal statutory rate primarily due to state taxes, nondeductible expenses, research and development tax credits, the valuation allowance and the impact of the change in the Company’s tax status on January 1, 2018, when the Company converted from an S Corporation to C Corporation.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—INCOME TAXES (Continued)

Reconciliation of income tax expense to the federal rate of 21% is as follows:

	June 30, 2020	June 30, 2019	December 31, 2018
Income taxes at statutory rate	$(4,130,200)	$96,000	$710,600
State taxes	(1,404,400)	(600,800)	2,093,300
Valuation allowance	(1,419,100)	(351,900)	1,792,900
Property, plant, and equipment and other adjustments	(2,246,500)	—	—
Change in tax status	—	—	11,813,900
Gain on bargain purchase	—	(1,498,900)	—
Federal research and development tax credit	(863,800)	(385,000)	(764,400)
Other, net	107,000	68,700	(34,800)

Total provision for income taxes	$(9,957,000)	$(2,671,900)	$15,611,500

Deferred tax assets and liabilities are summarized as follows:

	June 30, 2020	June 30, 2019	December 31, 2018
Deferred tax assets
Accruals	$274,400	$357,500	$506,700
Operating loss carryforwards	7,711,200	1,246,600	—
Investments	5,055,500	1,692,500	402,700
Interest	316,600	1,441,100	1,792,900
Research and development tax credit carryforwards	3,520,000	1,948,900	487,400
Other	970,000	714,600	370,700

Deferred tax assets	17,847,700	7,401,200	3,560,400

Deferred tax liabilities
Property, plant, and equipment	(16,468,100)	(13,808,800)	(9,803,900)
Prepaid expenses	(244,400)	(106,800)	(299,200)
Intangible assets	(5,237,100)	(4,691,700)	(2,892,900)
Inventories	(1,584,800)	(2,748,000)	(3,849,700)

Deferred tax liabilities	(23,534,400)	(21,355,300)	(16,845,700)

Valuation allowance	—	(1,441,000)	(1,792,900)

Deferred tax liability, net	$(5,686,700)	$(15,395,100)	$(15,078,200)

Based on all available evidence as of June 30, 2020, and December 31, 2018, the Company determined that it is more likely than not that it would be able to realize the tax benefits of the federal and state deferred tax assets, with the exception of the deferred tax asset recorded for the interest deduction limitation under IRC Section 163(j). While this deferred tax asset has an indefinite carryforward, the Company does not believe it is more likely than not it will be realized given the Company’s current operations. The Company will continue to evaluate all positive and negative evidence and will release the valuation allowance when it determines that more likely than not this deferred tax asset will be utilized.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—INCOME TAXES (Continued)

For the year ended June 30, 2020, the Company recorded a decrease of its valuation allowance of $1,441,000. The Company recorded a decrease in its valuation allowance against its interest carryover deferred tax asset in the amount of $351,900 for the six months ended June 30, 2019. The Company recorded an increase in its valuation allowance in the amount of $1,792,900 for the year ended December 31, 2018.

As of June 30, 2020, the Company generated federal research and development (“R&D”) tax credits of $1,234,000 and has a federal R&D tax credit carryforward of $3,012,000, which will begin to expire in July 2038. In addition, the Company generated California R&D credits of $1,066,000 and has a California R&D tax credit carryforward of $2,552,000, which does not expire. As of June 30, 2019, the Company generated federal R&D credits of $550,000 and has a federal R&D tax credit carryforward of $1,698,000, which will begin to expire in July 2038. In addition, the Company generated California R&D credits of $476,000 and has a California R&D tax credit carryforward of $1,375,000, which does not expire. As of December 31, 2018, the Company generated federal R&D credits of $1,092,000 and has a federal R&D tax credit carryforward of $53,000, which will begin to expire in 2038. In addition, the Company generated and utilized California R&D credits of $797,000.

As of June 30, 2020, the Company had Federal net operating losses of $32,070,800, which do not expire. In addition, the Company had California net operating losses of $12,992,400, which will begin to expire in the tax year of 2040, and an insignificant amount for the other states, which will begin to expire in 2038. As of June 30, 2019, the Company had Federal net operating losses of $5,688,000, which do not expire. In addition, the Company has California net operating losses of $691,000, which will begin to expire in the tax year of 2038, and an insignificant amount for the other states which will begin to expire in 2039.

The Company files income tax returns in the U.S. federal jurisdiction, California, New Jersey, Texas and Oregon. Because of the Company’s change in tax status on January 1, 2018, only California and New Jersey are open to examination for years 2016 and forward. The rest of the jurisdictions are open for years 2018 and forward.

On July 1, 2019, the Company changed its method of accounting for inventories from LIFO to FIFO for book purposes resulting in a change in LIFO to FIFO for tax purposes. The Company has reflected this change in accounting principle on a retrospective basis, resulting in changes to the historical periods presented. The change resulted in an increase of the tax inventory by the tax LIFO reserve of $13,242,500, which will be included in income over a four year period, starting in the year ended June 30, 2020. As of June 30, 2020, the balance of the tax LIFO reserve included in deferred tax liabilities and related inventory adjustments is $4,362,300.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—INCOME TAXES (Continued)

The liability for income taxes associated with uncertain tax positions, excluding interest and penalties, and a reconciliation of the beginning and ending unrecognized tax benefit liabilities is as follows:

	June 30, 2020	June 30, 2019	December 31, 2018
Balance, beginning of period	$1,013,200	$318,300	$—
Tax position taken in prior period:
Gross increases	—	—	—
Gross decreases	—	—	—
Tax position taken in current period:
Gross increases	771,200	694,900	318,300
Gross decreases	—	—
Lapse of statute of limitations	—	—	—
Settlements	—	—	—

Balance, end of period	$1,784,400	$1,013,200	$318,300

NOTE 15—EMPLOYEE BENEFIT PLAN

A 401(k) plan is provided that covers substantially all employees meeting certain age and service requirements. The Company makes discretionary contributions to the 401(k) plan. The Company recorded no matching contributions for the year ended June 30, 2020. The Company recorded $151,400 in matching contributions for the six months ended June 30, 2019, and $647,000 and $628,000 for years ended December 31, 2018 and 2017, respectively.

NOTE 16—CONTINGENCIES

The Company is subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of business. Although management believes that any pending claims and lawsuits will not have a significant impact on the Company’s consolidated financial position or results of operations, the adjudication of such matters are subject to inherent uncertainties and management’s assessment may change depending on future events.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, customers and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. These indemnities include indemnities to the Company’s directors and officers to the maximum extent permitted under applicable state laws. The maximum potential amount of future payments that the Company could be required to make under these indemnification agreements is, in many cases, unlimited. Historically, the Company has not incurred any significant costs as a result of such indemnifications and are not currently aware of any indemnification claims.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—NOVEL CORONAVIRUS AND NORTHERN CALIFORNIA FIRES

The COVID-19 pandemic and restrictions imposed by federal, state, and local governments in response to the outbreak have disrupted and will continue to disrupt the Company’s business. In the State of California, where the Company operates most of its wineries and vineyards, individuals are being encouraged to practice social distancing, are restricted from gathering in groups and, in some areas, were mandated to stay home except for essential activities. The Company expects the restrictive orders and the sudden increase in unemployment caused by the closure of businesses in response to the COVID-19 pandemic to have a minimal impact on sales revenues, as the Company is well-positioned to take advantage of increased direct to consumer sale platforms in lieu of in-person transactions.

The Company’s operations could be further disrupted if a significant number of employees are unable or unwilling to work, whether because of illness, quarantine, restrictions on travel or fear of contracting COVID-19. In addition, the Company could be impacted by further risk of the fires in Northern California, which could further materially adversely affect liquidity, financial position, and results of operations. To support employees and protect the health and safety of employees and customers, the Company may offer enhanced health and welfare benefits, provide bonuses to employees, and purchase additional sanitation supplies and personal protective materials. These measures will increase operating costs and adversely affect liquidity.

The COVID-19 pandemic and fires in Northern California may also adversely affect the ability of grape suppliers to fulfill their obligations, which may negatively affect operations. If suppliers are unable to fulfill their obligation, the Company could face shortages of grapes, and operations and sales could be adversely impacted. Additionally, the Northern California fires may result in damage to the Company’s vineyards and properties and damaging the grapes used in producing wine varietals and blends, and interruption of the Company’s operations. While the Company maintains insurance for property damage, crops, and business interruption relating to catastrophic events, such as fires, the potential adverse impact to the Company is uncertain as of the date of the consolidated financial statements. See Note 21 for subsequent events related to the fires.

NOTE 18—SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics. Segment results are presented in the same manner as the Company presents its operations internally to make operating decisions and assess performance. The Company’s financial performance is reported in three segments: Wholesale, Direct to Consumer, and Business to Business.

Wholesale Segment—The Company sells its wine to wholesale distributors under purchase orders. Wholesale operations generate revenue from product sold to distributors, who then sell them off to off-premise retail locations such as grocery stores, wine clubs, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars.

Direct to Consumer Segment -The Company sells its wine and other merchandise directly to consumers through wine club memberships, at wineries’ tasting rooms and through the Internet. Winery estates hold various public and private events for customers and their wine club members. Upfront consideration received from the sale of tickets or under private event contracts for future events is recorded as deferred revenue. The Company recognizes event revenue on the date the event is held.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENTS (Continued)

Business-to-Business: The Company’s sales channel generates revenue primarily from the sale of private label wines and custom winemaking services. Annually, the Company works with its national retail partners to develop private label wines incremental to their wholesale channel businesses. Additionally, the Company provides custom winemaking services. These services are made under contracts with customers, which includes specific protocols, pricing, and payment terms. The customer retains title and control of the wi ne during the winemaking process.

The Company has determined that operating income is the profit or loss measure that the CODM uses to make resource allocation decisions and evaluate segment performance. Operating income assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect the core operations and, therefore, are not included in measuring segment performance. The Company defines operating profit as gross margin less operating expenses that are directly attributable to the segment. Selling expenses that can be directly attributable to the segment are allocated accordingly, however, centralized selling expenses, general and administrative and other factors including the remeasurements of contingent consideration and impairment of intangible assets and goodwill are not allocated to a segment as management does not believe such items directly reflect the core operations and therefore are not included in measuring segment performance. Excluding the property, plant, and equipment specific to assets located at the Company’s tasting facilities, given the nature of the Company’s business, revenue generating assets are utilized across segments, Therefore, discrete financial information related to segment assets and other balance sheet data is not available and the information continues to be aggregated.

Following is financial information related to operating segments:

For the year ended June 30, 2020	Wholesale	Direct to Consumer	Business to Business	Other/Non- Allocable	Total
Net revenues	$75,434,600	$55,638,600	$54,056,300	$4,789,100	$189,918,600
Income from operations	$14,776,700	$7,149,400	$14,783,300	$(28,971,100)	$7,738,300

For the six months ended June 30, 2019	Wholesale	Direct to Consumer	Business to Business	Other/Non- Allocable	Total
Net revenues	$40,953,800	$22,320,600	$20,410,600	$3,167,500	$86,852,500
Income from operations	$7,821,800	$1,125,600	$6,466,700	$(9,722,700)	$5,691,400

For the year ended December 31, 2018	Wholesale	Direct to Consumer	Business to Business	Other/Non- Allocable	Total
Net revenues	$72,722,700	$49,657,500	$56,650,000	$4,906,800	$183,937,000
Income from operations	$11,465,400	$4,915,000	$17,163,600	$(16,314,400)	$17,229,600

For the year ended December 31, 2017	Wholesale	Direct to Consumer	Business to Business	Other/Non- Allocable	Total
Net revenues	$43,708,900	$51,398,900	$47,612,700	$4,953,900	$147,674,400
Income from operations	$4,371,400	$7,133,100	$13,065,100	$(12,023,600)	$12,546,000

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—SEGMENTS (Continued)

There was no inter-segment activity for any of the given reporting periods presented.

Excluding property, plant, and equipment for wine tasting facilities allocated specifically to the Direct to Consumer reporting segment, based on the nature of the Company’s business, revenue generating assets are utilized across segments; therefore, the Company does not allocate assets to its reportable segment as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. Depreciation expense recognized for assets included in the Direct to Consumer reporting segment was $1,273,700, $537,800, $978,900 and $904,100 for the year ended June 30, 2020, six months ended June 30, 2019, and years ended December 31, 2018 and 2017, respectively. All of the Company’s long-lived assets are located within the United States.

NOTE 19—COMPARATIVE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

On January 31, 2019, date, the Company’s Board of Directors approved a change in the Company’s fiscal year end from December 31, to June 30. In connection with this change, the Company has included in the accompanying consolidated financial statements its results for the six-month transition period from January 1, 2019 to June 30, 2019.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—COMPARATIVE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED) (Continued)

For comparison purposes, the Company also included unaudited data for the six months ended June 30, 2018 as follows:

	Six months ended June 30, 2019	Six months ended June 30, 2018
		(Unaudited)
NET REVENUES
Wine and spirits	$70,010,900	$67,054,300
Nonwine	16,841,600	16,635,900

	86,852,500	83,690,200

COST OF REVENUES
Wine and spirits	39,919,400	38,813,700
Nonwine	9,434,400	7,004,400

	49,353,800	45,818,100

GROSS PROFIT	37,498,700	37,872,100
Selling, general, and administrative expenses	31,983,200	28,992,500
(Gain) loss on sale of property, plant, and equipment	41,700	(55,400)
Gain on remeasurement of contingent consideration liabilities	(217,600)	(213,600)

INCOME FROM OPERATIONS	5,691,400	9,148,600

OTHER INCOME (EXPENSE)
Interest expense	(7,575,500)	(5,421,300)
Gain on bargain purchase	7,137,500	—
Net unrealized loss on interest rate swap agreements	(4,992,100)	—
Other, net	207,800	243,000

TOTAL OTHER INCOME (EXPENSE), NET	(5,222,300)	(5,178,300)

INCOME BEFORE PROVISION FOR INCOME TAXES	469,100	3,970,300
INCOME TAX PROVISION	2,671,900	(15,806,100)

NET INCOME (LOSS)	3,141,000	(11,835,800)
Net Loss (income) attributable to the noncontrolling interests	105,000	(13,000)

NET INCOME (LOSS) ATTRIBUTABLE TO VINTAGE WINE ESTATES, INC.	3,246,000	(11,848,800)
Accretion on redeemable Series B stock	2,378,500	492,500

NET INCOME (LOSS) ALLOCABLE TO SERIES A SHAREHOLDERS	$867,500	$(12,341,300)

Earnings (loss) per share allocable to Series A stockholders
Basic	$0.09	$(1.70)
Diluted	$0.09	$(1.70)
Weighted average shares used in the calculation of earnings (loss) per share allocable to Series A stockholders
Basic	7,672,355	7,273,227
Diluted	7,728,278	7,273,227

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—COMPARATIVE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED) (Continued)

	Six months ended June 30, 2019	Six months ended June 30, 2018
		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,141,000	$(11,835,800)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	4,545,600	3,601,200
Amortization of deferred loan fees and line of credit fees	218,200	223,200
Amortization of label design fees	97,700	51,700
Stock-based compensation expense	338,500	240,900
Provision for doubtful accounts	37,000	7,500
Gain on bargain purchase	(7,137,500)	—
Remeasurement of contingent consideration liabilities	(217,600)	(213,600)
Net unrealized loss on interest rate swap agreements	4,992,100	—
(Benefit) provision for deferred income tax	(2,345,600)	15,377,600
Loss (gain) on disposition of property, plant, and equipment	41,700	(55,400)
Deferred rent	850,300	—
Changes in operating assets and liabilities (net of effects of business combinations):
Accounts receivable	2,646,300	(2,523,800)
Related party receivables	24,000	573,400
Other receivables	(1,639,000)	3,032,800
Inventories	(1,386,700)	(7,588,500)
Prepaid expenses and other current assets	(1,776,800)	(2,020,500)
Other assets	(55,400)	2,216,100
Accounts payable	(1,258,300)	(2,765,300)
Accrued liabilities and other payables	(5,499,000)	(171,500)
Related party liabilities	(3,618,000)	(3,726,700)

Net cash used in operating activities	(8,001,500)	(5,576,700)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposition of assets	6,300	—
Purchases of property, plant, and equipment	(6,982,500)	(12,239,400)
Label design expenditures	(200,600)	(137,600)
Borrowings on notes receivable	(2,000)	—
Acquisition of businesses	(30,853,800)	(56,731,400)

Net cash used in investing activities	(38,032,600)	(69,108,400)

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—COMPARATIVE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED) (Continued)

	Six months ended June 30, 2019	Six months ended June 30, 2018
		(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on line of credit	(53,295,400)	(33,500,000)
Proceeds from line of credit	79,104,200	47,000,000
Outstanding checks in excess of cash	3,010,900	—
Stock option exercised	—	27,600
Principal payments on long-term debt	(9,854,300)	(3,812,500)
Proceeds from long-term debt	32,834,900	7,102,100
Proceeds from related party debt	—	10,000,000
Debt issuance costs	—	(150,000)
Issuance of Series B redeemable stock, net of issuance cost of $300,000	—	39,700,000
Payments on acquisition payable	(4,982,500)	(512,500)

Net cash provided by financing activities	46,817,800	65,854,700

NET CHANGE IN CASH	783,700	(8,830,400)
CASH, beginning of period	1,991,900	10,703,600

CASH, end of period	$2,775,600	$1,873,200

SUPPLEMENTAL CASH-FLOW INFORMATION
Cash paid during the period for:
Interest	$7,283,200	$5,033,000
Income taxes	$1,600	$15,806,100
Noncash investing and financing activities:
Contingent consideration in business combinations	$39,100	$2,241,400
Accretion of redemption value of Series B redeemable cumulative stock	$2,378,500	$492,500
Accretion of redemption value of Series A redeemable stock	$3,161,500	$947,900
Deferred payment for acquisiton of business	$—	$4,500,000
Note payable for acquisition of business	$—	$21,625,000
Issuance of common stock to settle acquisition payable	$—	$2,625,000

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—NET INCOME (LOSS) PER SHARE AVAILABLE TO COMMON SHAREHOLDERS

The following table presents the calculation of basic and diluted earnings (loss) per share:

	Year ended June 30, 2020	Six Months Ended June 30, 2019	Year Ended December 31,
			2018	2017
Net income (loss)	$(9,700,100)	$3,141,000	$(12,227,600)	$11,285,700
Less: Series B dividends and accretion	4,978,000	2,378,500	3,948,400	—
Less: income (loss) allocable to noncontrolling interest	(41,200)	105,000	145,800	149,300

Net income (loss) allocable to Series A shareholders	$(14,719,300)	$867,500	$(16,030,200)	$11,435,000

Numerator-Basic EPS
Net income (loss) allocable to Series A shareholders	$(14,719,300)	$867,500	$(16,030,200)	$11,435,000
Less: net income allocated to participating securities (Series B)	—	148,800	—	$—

Net income (loss) allocated to Class A shareholders	$(14,719,300)	$718,700	$(16,030,200)	$11,435,000

Numerator-Diluted EPS
Net income (loss) allocable to Series A shareholders	$(14,719,300)	$718,700	$(16,030,200)	$11,435,000
Add: net income allocable to convertible debt	—	—	—	—
Reallocation of net income under the two-class method	—	900	—	—

Net income (loss) allocated to Class A shareholders	$(14,719,300)	$719,600	$(16,030,200)	$11,435,000

Denominator—Basic Series A shares
Weighted average Class A shares outstanding—Basic	7,672,355	7,672,355	7,467,630	7,134,789
Denominator—Diluted Series A shares
Effect of dilutive securities:
Stock options	—	55,923	—	—

Weighted average Class A shares outstanding—Diluted	7,672,355	7,728,278	7,467,630	7,134,789

Earnings (loss) per share—basic:
Series A shares	$(1.92)	$0.09	$(2.15)	$1.60
Earnings (loss) per share—diluted:
Series A shares	$(1.92)	$0.09	$(2.15)	$1.60

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—NET INCOME (LOSS) PER SHARE AVAILABLE TO COMMON SHAREHOLDERS (Continued)

The following securities have been excluded from the calculations of diluted earnings (loss) per share allocable to common shareholders because including them would have been antidilutive are, as follows:

	Year ended June 30, 2020	Six months ended June 30, 2019	Years ended December 31,
			2018	2017
Share subject to option to purchase common stock	900,352	425,294	605,463	514,595
Shares subject to notes payable optional conversion into common stock	472,350	766,846	1,934,435	—

	1,372,702	1,192,140	2,539,898	514,595

NOTE 21—SUBSEQUENT EVENTS

The Company has evaluated subsequent event through March 12, 2021.

In July 2020, the Company amended the July 2019 Loan and Security Agreement, to cure an event of default associated with the Company’s failure to deliver weekly borrowing base certificates and other required underlying financial records, during the period from February 19, 2020 through April 17, 2020, and incurring indebtedness under the Paycheck Protection Program from the same bank. The amendment changed in the definition of specific elements that go into financial computations for eligible inventory, the trigger period, and modified the borrowing base calculations. Additionally, on December 23, 2020, the Company received a waiver from the bank specific to the event of default related to the non-delivery of audited financial statements within one hundred and twenty days of the close of the fiscal year. As part of the waiver, the bank granted a one-time extension for delivery of the audited consolidated financial statement by February 25, 2021.

On February 25, 2021, the Company obtained the fourth amendment to the Loan and Security Agreement waiving the existing events of default associated with the sale of GWP and Master Class without prior consent of the required lenders. The amendment also (1) amended the definition of EBIDTA to exclude the non-recurring or extraordinary charges, as approved by the lenders, and losses from assets dispositions not prohibited by the original agreement, (2) changed the deadline for delivery of the audited consolidated financial statements for the year ended June 30, 2020, to be within two hundred and fifty five (255) days following the end of the fiscal year and within one hundred and twenty (120) days after the close for each fiscal year thereafter and (3) removed GWP and Master Class as borrowers under the agreement.

Effective July 31, 2020, the Concourse lease was amended to extend the terms of the lease through September 30, 2027 with annual increases of 3%, inclusive of terms for renewal. See Note 13.

In August 2020, the Company modified the expiration date of 222,862 outstanding fully vested 2015 option grants to extend the expiration date by one year. The modification resulted in the Company recognizing $207,000 in incremental stock-based compensation in the period.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—SUBSEQUENT EVENTS (Continued)

On October 31, 2020, pursuant to a purchase and sale agreement, the Company sold to a former employee (“Purchaser”) its 51% membership interest in Grounded Wine Project, LLC (“GWP”), a consolidated subsidiary, in addition to certain wine and business assets. On October 31, 2020, the Company also entered into an interim services agreement for a duration of six months or permit issue date for Purchaser if earlier, whereby pursuant to the provisions of the purchase and sale agreement, the Company and Purchaser agreed that the Company maintain its permits and continue to operate GWP, and that Purchaser provide certain services to the Company related to the operation of GWP, as set forth in this agreement. At closing, Purchaser paid the Company $1,000,000 and the remaining purchase price is paid by Purchaser as the wine assets are sold at wholesale or retail, with respect to wine assets that are cased goods, and/or transferred from the Company’s bond, with respect to wine assets that are bulk wine.

During December 2020, the Company recognized a farming loss of approximately $3,300,000 associated with the inventory damage caused by the 2020 Northern California fires. Such losses are not covered by the Company’s existing insurance policy.

In December 2020, the Company entered into a confidential agreement to settle the smoke tainted inventory damage resulting from the October 2017 Napa and Sonoma County wildfires, receiving $4,750,000 to settle all existing and future claims, and all other disputes with the collective defendants, excluding PG&E. The ultimate amount received was net of approximately $989,000 for legal and consulting fees incurred during the proceedings, the majority of which was incurred during the six-month period ended December 31, 2020, and recorded in general and administrative expense as incurred.

In December 2020, the Company purchased the ZR Waverly leased facility in California from a shareholder for $1,500,000 (see Note 13).

Effective December 31, 2020, the Company amended the Swanson lease agreement to remove the terms of the put and call options related to the Company’s option, or be required by the lessor, to purchase the leased property. See Note 13.

In January 2021, the Board of Directors approved the increase of options available for grant under the Company’s 2015 Stock Option plan by 75,000 options.

In January 2021, the Company amended the Related Party Convertible Notes totaling $10,000,000 to extend the maturity date to January 31, 2021. In February 2021, these notes were again amended to extend the maturity date to May 31, 2021.

In February 2021, the Company entered into a definitive agreement with Bespoke Capital Acquisition Corp (“BCAC”), a publicly-traded special purpose acquisition corporation, whereby the Company will merge with BCAC and become a publicly traded company. The combined company will be named Vintage Wine Estates, Inc. and will be incorporated in the state of Nevada. The merger was approved by both boards, and all key shareholders of the Company have approved the merger. The completion of the merger is not subject to any financing or minimum cash requirement. Prior to the signing of the definitive agreement, on the same day, an outside party acquired a $28,000,000 ownership interest in the Company from two of the Company’s stockholders. Upon the effective time of the merger, each share of Company capital stock issued and outstanding immediately prior to the effective time (other than VWE dissenting shares and excluded shares) will be converted into the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares. No fractional shares of New VWE Holdco common stock will be issued in connection with the merger and instead, any such fractional share that would otherwise result will be rounded down to the nearest whole share.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—SUBSEQUENT EVENTS (Continued)

Contingent upon the merger with BCAC, each outstanding option to purchase shares of the Company’s Class A stock outstanding immediately prior to the effective time, whether vested or unvested, will be cancelled in exchange for a cash payment equal to the excess, if any, of the deemed fair value per share of the Company Class A stock represented by the per share merger consideration over the exercise price of such option multiplied by the number of shares of Company stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any outstanding option is equal to or greater than the per share merger consideration, such option will be cancelled without any cash payment being made.

Additionally, pursuant to the transaction agreement, the Company will repurchase for cancellation, certain shares of the Company’s Series Redeemable B stock from TGAM at a value equal to $32,000,000 at a price per share equal to the per share merger consideration (as determined as set forth in the transaction agreement). Such repurchase will be deemed effective immediately prior to the closing of the transactions and is conditioned upon, among other things, the occurrence of the closing of the transactions. Payment of the remaining cash amount will be made by BCAC on behalf of the Company substantially contemporaneously with the closing of the transactions.

On March 9, 2021, the Company paid accrued interest of $267,600 and $488,700 of principal against the outstanding $10,000,000 of Related Party Convertible Notes.

On March 10, 2021 the outstanding related party note receivable of $756,300 was paid in full.

VINTAGE WINE ESTATES, INC.

INTERIM FINANCIAL STATEMENTS

(EXPRESSED IN UNITED STATES DOLLARS)

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2020	June 30, 2020
ASSETS
Current assets:
Cash	$2,668,700	$1,750,500
Accounts receivable, net	9,539,100	10,197,800
Related party receivables	1,053,000	1,080,800
Other receivables	9,350,500	9,588,300
Inventories	208,003,000	206,457,500
Prepaid expenses and other current assets	10,797,800	4,423,100

Total current assets	241,412,100	233,498,000
Property, plant, and equipment, net	176,647,300	162,172,500
Goodwill	87,122,900	87,122,900
Intangible assets, net	26,060,200	26,110,200
Other assets	1,777,800	2,783,000

Total assets	$533,020,300	$511,686,600

LIABILITIES, REDEEMABLE STOCK AND NONCONTROLLING INTEREST, AND STOCKHOLDERS’ EQUITY
Current liabilities
Line of credit	$150,444,500	$162,544,500
Accounts payable	25,645,700	15,124,800
Accrued liabilities and other payables	24,666,900	13,325,500
Related party liabilities	11,018,500	12,214,900
Current maturities of long-term debt	16,298,400	16,298,400

Total current liabilities	228,074,000	219,508,100
Other long-term liabilities	912,500	1,057,000
Long-term debt, less current maturities	144,169,900	143,039,000
Interest rate swap liabilities	17,320,400	19,943,200
Deferred tax liability	5,686,600	5,686,700
Deferred gain	12,668,100	13,334,800

Total liabilities	408,831,500	402,568,800

Commitments and contingencies (Note 11 and 13)
Series A redeemable stock, no par value; 10,000,000 and 6,799,424 shares authorized, and issued and outstanding, respectively.	45,735,000	37,792,100

Series B redeemable stock, no par value; 10,000,000 and 1,588,956 shares authorized, and issued and outstanding, respectively.	46,028,400	42,714,900

Redeemable noncontrolling interest	1,661,300	1,381,700

Stockholders’ equity
Series A stock, no par value, 10,000,000 and 872,931 shares authorized, and issued and outstanding, respectively.	2,363,500	2,363,500
Additional paid-in capital	10,526,900	10,068,900
Retained earnings	18,281,800	15,191,300

Total Vintage Wine Estates, Inc. stockholders’ equity	31,172,200	27,623,700
Noncontrolling interests	(408,100)	(394,600)

Total stockholders’ equity	30,764,100	27,229,100

Total liabilities, redeemable stock and noncontrolling interest, and stockholders’ equity	$533,020,300	$511,686,600

See accompanying notes to the unaudited interim condensed consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2020	2019	2020	2019
NET REVENUES
Wine and spirits	$52,084,400	$46,308,800	$94,847,100	$83,815,100
Nonwine	10,893,200	9,202,600	21,964,600	18,817,600

	62,977,600	55,511,400	116,811,700	102,632,700

COST OF REVENUES
Wine and spirits	33,212,900	26,470,100	58,618,400	54,836,100
Nonwine	6,293,300	5,583,500	12,192,800	10,704,500

	39,506,200	32,053,600	70,811,200	65,540,600
GROSS PROFIT	23,471,400	23,457,800	46,000,500	37,092,100

Selling, general, and administrative expenses	18,233,000	18,383,400	32,553,500	35,501,100
(Gain) loss on disposition of assets	(1,320,900)	102,500	(1,676,900)	(5,800)
Gain of litigation proceeds	(4,750,000)	—	(4,750,000)	—

INCOME FROM OPERATIONS	11,309,300	4,971,900	19,873,900	1,596,800

OTHER INCOME (EXPENSE)
Interest expense	(1,950,200)	(4,018,300)	(5,331,700)	(8,837,500)
Net unrealized gain (loss) on interest rate swap agreements	1,777,200	2,516,300	2,622,800	(179,900)
Other, net	166,700	189,300	356,400	341,500

TOTAL OTHER INCOME (EXPENSE), NET	(6,300)	(1,312,700)	(2,352,500)	(8,675,900)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	11,303,000	3,659,200	17,521,400	(7,079,100)
INCOME TAX PROVISION	(2,027,600)	(917,400)	(2,883,900)	2,418,600

NET INCOME (LOSS)	9,275,400	2,741,800	14,637,500	(4,660,500)
Net loss (income) attributable to the noncontrolling interests	13,200	9,000	(290,600)	41,000

NET INCOME (LOSS) ATTRIBUTABLE TO VINTAGE WINE ESTATES, INC.	9,288,600	2,750,800	14,346,900	(4,619,500)
Accretion on redeemable Series B stock	1,478,400	1,251,300	3,313,500	2,502,600

NET INCOME (LOSS) ALLOCABLE TO SERIES A STOCKHOLDERS	$7,810,200	$1,499,500	$11,033,400	$(7,122,100)

Net earnings (loss) per share allocable to Series A stockholders
Basic	$0.84	$0.16	$1.19	$(0.93)
Diluted	$0.80	$0.16	$1.13	$(0.93)
Weighted average shares used in the calculation of earnings (loss) per share allocable to Series A stockholders
Basic	7,672,355	7,672,355	7,672,355	7,672,355
Diluted	8,261,484	7,747,701	8,253,127	7,672,355

See accompanying notes to the unaudited interim condensed consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE SERIES A STOCK,

SERIES B STOCK AND NONCONTROLLING INTEREST, AND STOCKHOLDERS’ EQUITY

(Unaudited)

	Series A Redeemable Stock		Series B Redeemable Stock		Non- Controlling	Series A Stock		Additional Paid-In	Retained	Non- Controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Interest	Shares	Amount	Capital	Earnings	Interest	Equity
Three months ended December 31, 2020
Balance, September 30, 2020	6,799,424	$41,837,400	1,588,956	$44,550,000	$1,659,600	872,931	$2,363,500	$10,398,600	$14,369,200	$(368,700)	$26,762,600
Accretion on redeemable stock	—	3,897,600	—	1,478,400	—	—	—	—	(5,376,000)	—	(5,376,000)
Stock-based compensation expense	—	—	—	—	—	—	—	128,300	—	—	128,300
Noncontrolling interest	—	—	—	—	—	—	—	—	—	(24,500)	(24,500)
Net income (loss)	—	—	—	—	1,700	—	—	—	9,288,600	(14,900)	9,273,700

Balance, December 31, 2020	6,799,424	$45,735,000	1,588,956	$46,028,400	$1,661,300	872,931	$2,363,500	$10,526,900	$18,281,800	$(408,100)	$30,764,100

Three months ended December 31, 2019
Balance, September 30, 2019	6,799,424	$31,685,500	1,588,956	$38,988,200	$1,244,200	872,931	$2,363,500	$9,945,600	$27,395,600	$(330,300)	$39,374,400
Accretion on redeemable stock	—	1,874,600	—	1,251,300	—	—	—	—	(3,125,900)	—	(3,125,900)
Stock-based compensation expense	—	—	—	—	—	—	—	117,400	—	—	117,400
Net income (loss)	—	—	—	—	3,600	—	—	—	2,750,800	(12,600)	2,738,200

Balance, December 31, 2019	6,799,424	$33,560,100	1,588,956	$40,239,500	$1,247,800	872,931	$2,363,500	$10,063,000	$27,020,500	$(342,900)	$39,104,100

Six months ended December 31, 2020
Balance, June 30, 2020	6,799,424	$37,792,100	1,588,956	$42,714,900	$1,381,700	872,931	$2,363,500	$10,068,900	$15,191,300	$(394,600)	$27,229,100
Accretion on redeemable stock	—	7,942,900	—	3,313,500	—	—	—	—	(11,256,400)	—	(11,256,400)
Stock-based compensation expense	—	—	—	—	—	—	—	458,000	—	—	458,000
Disposal of noncontrolling interest	—	—	—	—	—	—	—	—	—	(24,500)	(24,500)
Net income	—	—	—	—	279,600	—	—	—	14,346,900	11,000	14,357,900

Balance, December 31, 2020	6,799,424	$45,735,000	1,588,956	$46,028,400	$1,661,300	872,931	$2,363,500	$10,526,900	$18,281,800	$(408,100)	$30,764,100

Six months ended December 31, 2019
Balance, June 30, 2019	6,799,424	$29,968,000	1,588,956	$37,736,900	$1,256,800	872,931	$2,363,500	$9,779,600	$37,734,700	$(310,900)	$49,566,900
Accretion on redeemable stock	—	3,592,100	—	2,502,600	—	—	—	—	(6,094,700)	—	(6,094,700)
Stock-based compensation expense	—	—	—	—	—	—	—	286,500	—	—	286,500
Stock option exercised	—	—	—	—	—	—	—	(3,100)	—	—	(3,100)
Net loss	—	—	—	—	(9,000)	—	—	—	(4,619,500)	(32,000)	(4,651,500)

Balance, December 31, 2019	6,799,424	$33,560,100	1,588,956	$40,239,500	$1,247,800	872,931	$2,363,500	$10,063,000	$27,020,500	$(342,900)	$39,104,100

See accompanying notes to the unaudited interim condensed consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$14,637,500	$(4,660,500)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	5,328,100	5,537,600
Amortization of deferred loan fees	237,800	349,100
Amortization of label design fees	214,500	118,700
Litigation proceeds	(4,750,000)	—
Stock-based compensation expense	458,000	286,500
Provision for doubtful accounts	30,000	5,400
Impairment of inventory	3,301,700	—
Net unrealized (gain) loss on interest rate swap agreements	(2,622,800)	179,900
Loss on extinguishment of debt	—	147,400
(Gain) loss on disposition of assets	(1,010,200)	426,700
Deferred gain on sale leaseback	(666,700)	(432,600)
Deferred rent	250,400	626,000
Change in operating assets and liabilities (net of effect of business combination):
Accounts receivable	628,700	(4,101,000)
Related party receivables	27,800	59,500
Other receivables	237,800	(3,142,800)
Litigation receivable	4,750,000	—
Inventories	(4,847,200)	(29,397,200)
Prepaid expenses and other current assets	(6,374,700)	(1,986,100)
Other assets	905,500	1,080,700
Accounts payable	14,531,200	8,021,400
Accrued liabilities and other payables	11,119,500	18,476,300
Related party liabilities	(1,196,400)	3,636,400

Net cash provided by (used in) operating activities	35,190,500	(4,768,600)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposition of assets	975,500	32,001,600
Purchases of property, plant, and equipment	(19,742,800)	(7,887,200)
Label design expenditures	(338,700)	(289,100)
Acquisition of business	—	(15,131,000)

Net cash (used in) provided by investing activities	(19,106,000)	8,694,300

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on line of credit	(15,700,000)	(188,279,500)
Proceeds from line of credit	3,600,000	189,840,200
Outstanding checks in excess of cash	(4,010,300)	(8,764,400)
Stock option exercised	—	(3,100)
Principal payments on long-term debt	(5,431,400)	(149,394,300)
Proceeds from long-term debt	6,548,400	158,647,100
Debt issuance costs	—	(1,206,400)
Payments on acquisition payable	(173,000)	(562,100)

Net cash (used in) provided by financing activities	(15,166,300)	277,500

NET CHANGE IN CASH	918,200	4,203,200
CASH, beginning of period	1,750,500	2,775,600

CASH, end of period	$2,668,700	$6,978,800

SUPPLEMENTAL CASH-FLOW INFORMATION
Cash paid during the period for:
Interest	$2,280,400	$2,758,200
Income taxes	$4,000	$—
Noncash investing and financing activities:
Accretion of redemption value of Series B redeemable cumulative stock	$3,313,500	$2,502,600
Accretion of redemption value of Series A redeemable stock	$7,942,900	$3,592,100
Contingent consideration in business combinations	$—	$1,000,000
Offering Costs	$177,500	$—

See accompanying notes to the unaudited interim condensed consolidated financial statements

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Operations—Vintage Wine Estates, Inc. (the Company, we, or our), a California C-Corporation, owns and operates winery and hospitality facilities in Northern California, Washington and Oregon. The Company produces a variety of wines under its own or custom labels, which are sold to consumers, retailers, and distributors located throughout the United States, Canada, and other export markets. The Company also provides bottling, fulfillment, and storage services to other companies on a contract basis.

The Company has wholly owned subsidiaries that include Girard Winery LLC, Mildara Blass, Inc., Grove Acquisition LLC, Sales Pros LLC, and Master Class Marketing LLC, and majority controlling financial interests in Grounded Wine Project LLC (sold in November 2020. See Note 2), Sabotage Wine Company, LLC, and Splinter Group Napa, LLC.

Financial Statement Preparation—The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information. The unaudited interim condensed consolidated financial statements, which reflect all adjustments (consisting of normal recurring items or items discussed herein) that management believes necessary to fairly state results of interim operations, should be read in conjunction with the Notes to Consolidated Financial Statements (including the Significant Accounting Policies and Recent Accounting Pronouncements) included in the Company’s audited consolidated financial statements for the year ended June 30, 2020, (the “2020 Report”). Results of operations for interim periods are not necessarily indicative of annual results of operations. The unaudited condensed consolidated balance sheet at December 31, 2019, was extracted from the audited annual consolidated financial statements and does not include all disclosures required by GAAP for annual financial statements.

Use of estimates—The preparation of consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. Significant estimates include, but are not limited to, depletion allowance, allowance for doubtful accounts, the net realizable value of inventory, expected future cash flows including growth rates, discount rates, and other assumptions and estimates used to evaluate the recoverability of long-lived assets, estimated fair values of intangible assets in acquisitions, intangible assets and goodwill for impairment, amortization methods and periods, amortization period of label and package design costs, the estimated fair value of long-term debt, the valuation of interest rate swaps, contingent consideration, common stock, stock-based compensation, and accounting for income taxes. Actual results could differ materially from those estimates.

Significant Accounting Policies

Except as described below under Recent Accounting Pronouncements, there were no changes to the Company’s significant accounting policies during the six months ended December 31, 2020.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories—Inventories of bulk and bottled wines and spirits and inventories of non-wine products and bottling and packaging supplies are valued at the lower of cost using the First in, First out (“FIFO”) method or net realizable value. Costs associated with winemaking, and other costs associated with the manufacturing of products for resale, are recorded as inventory. Net realizable value is the value of an asset that can be realized upon the sale of the asset, less a reasonable estimate of the costs associated with either the eventual sale or the disposal of the asset in question. Inventories are classified as current assets in accordance with recognized industry practice, although most wines and spirits are aged for periods longer than one year.

Business Combinations—Business combinations are accounted for under Accounting Standards Codification (“ASC”) 805—Business Combinations using the acquisition method of accounting under which all acquired tangible and identifiable intangible assets and assumed liabilities and applicable noncontrolling interests are recognized at fair value as of the respective acquisition date, while the costs associated with the acquisition of a business are expensed as incurred. On January 1, 2019, the Company adopted Accounting Standards Updates (“ASU”) 2017-01—Business Combinations (Topic 805): Clarifying the Definition of a Business which clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The adoption was applied prospectively to any business development transaction.

The allocation of purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates can include, but are not limited to, a market participant’s expectation of future cash flows from acquired customers, acquired trade names, useful lives of acquired assets, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from such estimates. During the measurement period, which is generally no longer than one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recognized in operations.

Contingent consideration liabilities—Contingent consideration liabilities are recorded at fair value when incurred in a business combination. The fair value of these estimates are based on available historical information and on future expectations of actions the Company may undertake in the future. These estimated liabilities are re-measured at each reporting date with the change in fair value recognized as an operating expense in the Company’s condensed consolidated statements of operations. Subsequent changes in the fair value of the contingent consideration are classified as an adjustment to cash flows from operating activities in the condensed consolidated statements of cash flows because the change in fair value is an input in determining net loss. Cash paid in settlement of contingent consideration liabilities are classified as cash flows from financing activities up to the acquisition date fair value with any excess classified as cash flows from operating activities.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in the fair value of contingent consideration liabilities associated with the acquisition of a business can result from updates to assumptions such as the expected timing or probability of achieving customer related performance targets, specified sales milestones, changes in unresolved claims, projected revenue or changes in discount rates. Significant judgment is used in determining those assumptions as of the acquisition date and for each subsequent reporting period. Therefore, any changes in the fair value will impact the Company’s results of operations in such reporting period, thereby resulting in potential variability in the Company’s operating results until such contingencies are resolved.

Deferred financing costs—Deferred financing costs represent costs incurred in connection with obtaining new term loans are amortized over the term of the arrangement, and recognized as a direct reduction in the carrying amount of the related debt instruments. Amortization of deferred loan fees is included in interest expense on the condensed consolidated statements of operations and are amortized to interest expense over the term of the related debt using the effective interest method. Debt issuance expense recognized was $6,900 and $13,900, and $35,900 and $64,500 for the three and six months ended December 31, 2020 and 2019, respectively. There were $0 and $926,000 of deferred financing costs capitalized for the six months ended December 30, 2020 and the year ended June 30, 2020, respectively. If existing financing is settled or replaced with debt instruments from the same lender that do not have substantially different terms, the new debt agreement is accounted for as a modification for the prior debt agreement and the unamortized costs remain capitalized, the new original issuance discount costs are capitalized, and any new third-party costs are charged to expense.

Line of credit fees—Costs incurred in connection with obtaining new debt financing specific to the line of credit are deferred and amortized over the life of the related financing. If such financing is settled or replaced prior to maturity with debt instruments that have substantially different terms, the settlement is treated as an extinguishment and the unamortized costs are charged to gain or loss on extinguishment of debt. Similar to the treatment of deferred financing costs, if existing financing is settled or replaced with debt instruments from the same lender that do not have substantially different terms, the new debt agreement is accounted for as a modification for the prior debt agreement and the unamortized costs remain capitalized, the new original issuance discount costs are capitalized, and any new third-party costs are charged to expense (see Note 9). Deferred line of credit fees are recorded as a component of other assets, and are amortized to interest expense over the term of the related debt using the effective interest method. There were $0 and $280,400 of line of credit fees capitalized during the six months ended December 31, 2020 and the year ended June 30, 2020, respectively. Amortization expense related to line of credit fees were $111,900 and $223,900, and $284,600 and $284,600 for the three and six months ended December 31, 2020 and 2019, respectively.

Deferred Offering Costs—Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees primarily relating to the Company’s contemplated merger with a publicly traded special purposes acquisition corporation whereby the Company will become a public company (see Note 16), are capitalized and will be offset against proceeds upon the consummation of the offering within stockholders’ equity. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2020 there are $465,000 of deferred offering costs within the unaudited condensed consolidated balance sheet. As of June 30, 2020 there were no capitalized deferred offering costs on the consolidated balance sheet.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements—The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In arriving at fair value, the Company uses a hierarchy of inputs that maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of June 30, 2020 and December 31, 2020, the carrying value of the current assets and liabilities and outstanding debt obligation under the Paycheck Protection Program approximates fair value due to the short-term maturities of these instruments. The fair value of the Company’s long-term variable rate debt approximates carrying value, excluding the effect of unamortized debt discount, as they are based on borrowing rates currently available to the Company for debt with similar terms and maturities (Level 2 inputs). The fair value of all other fixed rate debt is indeterminable given the related party nature of the outstanding obligations. The Company’s contingent consideration and interest rate swap agreement are remeasured at fair value on a recurring basis as of each reporting date.

Interest rate swap agreements—GAAP require that an entity recognize all derivatives (including interest rate swaps) as either assets or liabilities on the condensed consolidated balance sheets and measure these instruments at fair value. The Company has entered into interest rate swap agreements as a means of managing its interest rate exposure on its debt obligations. These agreements mitigate the Company’s exposure to interest rate fluctuations on its variable rate obligations. The Company has not designated these agreements as cash-flow hedges. Accordingly, changes in the fair value of the interest rate swaps are included in the condensed consolidated statements of operations as a component of other income (expense). The Company does not enter into financial instruments for trading or speculative purposes.

Sale-leaseback transaction—The Company accounts the sale and leaseback of vineyards under ASC 840 Sale-Leaseback Accounting of Real Estate. Given the Company was considered to retain more than a minor part but, less than substantially all, of the use of the property, a gain could be recognized to the extent it exceeded the present value of the leaseback payments. Any gain that was less than or equal to the present value of the leaseback payments was deferred and is amortized on a straight-line basis over the leaseback term. The gain is essentially recognized as a reduction to offset the future lease payment. The Company derecognized the asset from its consolidated balance sheet at the sale closing.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company adopted the requirement of ASU No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), effective January 1, 2019, using the modified retrospective approach. Under the modified retrospective method, this guidance is applied to those contracts which were not completed as of January 1, 2019 and the prior period comparable financial information continues to be presented under the guidance of ASC No. 605, Revenue Recognition. The Company evaluated the effect of Topic 606 as of January 1, 2019, and concluded it was not material to the Company’s timing and measurement of revenue recognition as compared to the prior ASC 605 guidance. Additionally, the Company concluded that the application of the standard did not have a material effect that would require a retrospective adjustment.

Revenue recognition under ASC 606, Revenue from Contracts with Customers

Under Topic 606, revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue when obligations under the terms of a contract with its customer are satisfied. Generally, this occurs when the product is shipped and title passes to the customer, and when control of the promised product or service is transferred to the customer. The Company’s standard terms are free on board (“FOB”) shipping point, with no customer acceptance provisions. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company accounts for shipping and handling as activities to fulfill its promise to transfer the associated products. Accordingly, the Company records amounts billed for shipping and handling costs as a component of net sales and classifies such costs as a component of costs of sales. The Company’s products are generally not sold with a right of return unless the product is spoiled or damaged. Historically, returns have not been significant to the Company.

Revenue is generated from one of three reporting segments of the Company as described below.

Wholesale: The Company sells its wine to wholesale distributors under purchase orders. Wholesale operations generate revenue from product sold to distributors, who then sell the product to off-premise retail locations such as grocery stores, wine clubs, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars. The Company transfers control and recognizes revenue for these orders upon shipment of the wine out of the Company’s own or third-party warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 120 days. The Company pays depletion and marketing allowances to its certain distributors based on sales to their customers or nets the allowance against the purchase price. When recording a sale to the distributor, a depletion and marketing allowance liability is recorded to accrued liabilities and sales are reported net

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of those expenses. Depletion and marketing allowance payments are made when completed incentive program payment requests are received from the customers or are net of initial pricing. Depletion and marketing allowance payments reduce the accrued liability. For the three and six months ended December 31, 2020 and 2019, the Company recorded $393,900 and $703,600 and, $682,400 and $1,561,500, respectively, as a reduction in revenues in the consolidated statement of operations related to depletions and marketing allowance. As of December 31, 2020, and June 30, 2020, the Company recorded a depletion allowance and marketing liability in the amount of $150,200 and $147,400, which is included as a component of other accrued expense in accrued liabilities and other payables on the condensed consolidated balance sheets. Estimates are based on historical and projected experience for each type of program or customer.

Direct to Consumer: The Company sells its wine and other merchandise directly to consumers through wine club memberships, at wineries’ tasting rooms and through the Internet. Wine club membership sales are made under contracts with customers, which specify the quantity and timing of future wine shipments. Customer credit cards are charged in advance of wine shipments in accordance with each contract. The Company recognizes revenue for these contracts at the time control of the wine passes to the customer, which is generally at the time of shipment. Tasting room and internet wine sales are paid for at the time of sale. The Company transfers control and recognizes revenue for this wine when the product is either received by the customer (on-site tasting room sales) or upon the shipment to the customer (internet sales). Sales taxes are calculated based upon the customers location and are collected at the time of the sale and recorded in a sales tax liability account. Sales reporting requirements to the states are performed as required by the state and sales taxes are remitted to the government agencies when due.

Winery estates hold various public and private events for customers and their wine club members. Upfront consideration received from the sale of tickets or under private event contracts for future events is recorded as deferred revenue. The Company recognizes event revenue on the date the event is held.

Business-to-Business: The Company’s sales channel generates revenue primarily from the sale of private label wines and custom winemaking services. Annually, the Company works with its national retail partners to develop private label wines incremental to their wholesale channel businesses. Additionally, the Company provides custom winemaking and production services. These services are made under contracts with customers, which includes specific protocols, pricing, and payment terms. The customer retains title and control of the wine during the production process. The Company recognizes revenue over time as the contract specific performance obligations are met. The Company provides storage services for wine inventory of various customers. The customer retains title and control of the inventory during the storage agreement. The Company recognizes revenue over time for storage services, and when the contract specific performance obligations are met.

Other: The Company’s other category include revenue from grape and bulk sales, storage services, and revenue under the Sales Pro LLC (“Sales Pro”) and MasterClass Marking LLC (“Master Class”) business line. Grape and bulk sales made under contracts with customers, which include product specification requirements, pricing and payment terms. Payment terms under grape contracts are generally structured around the timing of the harvest. The Company transfers control and recognizes

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenue for grape sales when product specification has been met and title to the grapes has transferred, which is generally on the date the grapes are harvested, weighed and shipped. The Company transfers control and recognizes revenue for wine and spirits bulk contracts upon shipment. SalesPro and MasterClass revenue represents fees earned from off-premise tastings for third-party customers. These customers include other wine and beer brand owners and producers.

Disaggregation of revenue—The following tables summarize the revenue by segment and region for the three and six months ended December 31, 2020 and 2019:

	Three Months Ended		Six Months Ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Geographic regions:
United States	$61,684,100	$53,672,700	$113,866,400	$99,227,400
Canada	982,000	1,211,200	2,202,100	2,121,300
Europe, Middle East, & Africa	62,400	147,500	177,300	274,900
Asia Pacific	248,700	464,200	497,000	955,300
Other	400	15,800	68,900	53,800

Total net revenue	$62,977,600	$55,511,400	$116,811,700	$102,632,700

The following table provides a disaggregation of revenue for the respective reporting period based on the pattern of revenue recognition:

	Three Months Ended		Six Months Ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Point in time	$53,641,500	$48,527,000	$99,042,500	$88,319,100
Over a period of time	9,336,100	6,984,400	17,769,200	14,313,600

Total net revenue	$62,977,600	$55,511,400	$116,811,700	$102,632,700

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table provides a disaggregation of revenue for the respective reporting period based on the customer concentration of revenue recognition:

	Three Months Ended		Six Months Ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Customer A
Revenue as a percent of total revenue	41%	27%	39%	31%
Receivables as a percent of total receivables	29%	22%	29%	22%
Customer B
Revenue as a percent of total revenue	13%	*	16%	13%
Receivables as a percent of total receivables	12%	*	12%	*
Customer C
Receivables as a percent of total receivables	11%	*	11%	*

*	Customer revenue or receivables did not exceed 10% in the respective periods.

Revenue for the sales from Customer A are included in the Wholesale and Business-to-Business reporting segments, Customer B revenue within the Business-to-Business reporting segment and Customer C within the Wholesale reporting segment. See Note 16.

Income taxes

The Company adjusts its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate, consistent with Accounting Standards Codification (“ASC”) 270, “Interim Reporting,” and ASC 740-270, “Income Taxes—Intra Period Tax Allocation.” Jurisdictions with a projected loss for the full year where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate.

The Company accounts for income taxes under Financial Accounting Standards Board (FASB) ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions quarterly to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Recently adopted accounting pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing arrangements, and eliminating others. The guidance is effective for the Company for the fiscal year beginning after December 15, 2019, and interim periods within such year. The Company’s adoption of this standard did not have a significant impact on the unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which supersedes the guidance in Accounting Standards Codification (“ASC”) 840, Leases. The new standard, as amended by subsequent ASUs on Topic 842 and recent extensions issued by the FASB in response to COVID-19, requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases currently. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, and assuming the Company continues to be considered an Emerging Growth Company, Topic 842 will be effective for the Company for the annual financial statements for the year ended June 30, 2022 and for interim periods in the year starting July 1, 2022.

The Company has not yet determined the full effects of Topic 842, including the continued evaluation of potential embedded leases and finalizing its review of all facility leases, on its consolidated financial statements but does expect that it will result in a substantial increase in its long-term assets and liabilities and enhanced disclosures. Based on the Company’s initial assessment, it plans to be using the modified retrospective approach and electing the package of transition practical expedients for expired or existing contracts, which retains prior conclusions reached on lease identification, classification, and initial direct costs incurred. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The adoption of this guidance will at least result in the recognition of operating lease right-of-use assets and operating lease liabilities in the Company’s vineyard leases with their weighted-average remaining lease term less than 10 years upon the adoption on July 1, 2022.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2016, as amended, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for the Company for fiscal year beginning July 1, 2022, including interim periods within the fiscal year. Early adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU No. 2016-13 but does not expect that the adoption of this ASU will have a significant impact owing to the Company having minimal history of credit losses.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2021, and should be applied on a prospective basis. The Company is currently evaluating the impact of adopting ASU No. 2017-04 but does not expect that the adoption of this ASU will have a significant impact on the condensed consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The adoption of this standard is not expected to have an impact to the Company’s condensed consolidated financial statements.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU No. 2018-15, Intangibles— Goodwill and Other-Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. Under existing U.S. GAAP, there is diversity in practice in accounting for the costs of implementing cloud computing arrangements that are service contracts. The amendments in ASU No. 2018-15 amend the definition of a hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain costs as if the arrangement were an internal-use software project. The guidance is effective for the Company for the fiscal year beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, including in any interim period. The Company is currently evaluating the impact and timing of adopting ASU No. 2018-15.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 31, 2022. Early adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU No. 2019-12 and does not believe it will have a significant impact on the condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to applying the guidance on contract modifications, hedge accounting, and other transactions, to simplify the accounting for transitioning from the London Interbank Offered Rate, and other interbank offered rates expected to be discontinued, to alternative reference rates. The guidance in this ASU was effective upon its issuance; if elected, it is to be applied prospectively through December 31, 2022. The Company is currently evaluating the effect the potential adoption of this ASU will have on the condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The guidance is effective for the Company’s fiscal years beginning July 1, 2024, and earlier adoption is permitted. The Company is currently evaluating the impact and timing of adopting ASU 2020-06.

NOTE 2—BUSINESS COMBINATION AND DISPOSITION

Disposition:

Grounded Wine Project—On October 31, 2020, pursuant to a purchase and sale agreement, the Company sold to a former employee (“Purchaser”) its 51% membership interest in Grounded Wine Project, LLC (“GWP”), a consolidated subsidiary, in addition to certain wine and business assets. On October 31, 2020, the Company also entered into an interim services agreement for a duration of six months or permit issue date for Purchaser if earlier, whereby pursuant to the provisions of the purchase and sale agreement, the Company and Purchaser agreed that the Company will maintain its permits and continue to operate GWP, and that Purchaser provide certain services to the Company related to the operation of GWP, as set forth in this agreement. At closing, Purchaser paid the Company $1,000,000 and the remaining purchase price is paid by Purchaser as the wine assets are sold at wholesale or retail, with respect to wine assets that are cased goods, and/or transferred from the Company’s bond, with respect to wine assets that are bulk wine.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—BUSINESS COMBINATION AND DISPOSITION (Continued)

Business Combination:

Owen Roe Winery—In September 2019, the Company acquired assets, including inventory, land, winery equipment and brand trademarks from Owen Roe Winery for total consideration of $16,131,000. Consideration consisted of cash of $15,131,000 and contingent consideration of $1,000,000, whereby the Company will pay the seller a fixed fee based on sales of the wine brands acquired for four years following the close of the acquisition.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired at the date of acquisition:

Sources of financing
Cash	$15,131,000
Contingent consideration	1,000,000

Fair value of consideration	16,131,000

Assets acquired
Land	$1,845,000
Vineyards	1,465,000
Buidlings	2,852,000
Winery equipment	2,250,000
Inventories	7,188,200
Library wines contracts	200,000
Trademarks	320,800

Total assets acquired	16,121,000

Goodwill	$10,000

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition of Owen Roe resulted in the recognition of $10,000 of goodwill. The Company believes this goodwill is attributable to its investment in synergies for expanding its brands in the wholesale market. In accordance with ASC 350, goodwill will not be amortized but rather will be tested for impairment, at least annually. Key assumptions in valuing the trademarks include (1) a royalty rate of 2%, and (2) a discount rate of 28.0%.

The results of operations of Owen Roe for the period from the September 1, 2019 acquisition date through December 31, 2019, and from July 1, 2020 through December 31, 2020 are included in the accompanying condensed consolidated statements of operations. Transaction costs associated with the acquisition were approximately $61,300.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—FAIR VALUE MEASUREMENTS

The following tables summarize assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and June 30, 2020:

	As of December 31, 2020 Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liabilities	$—	$—	$1,467,900	$1,467,900
Interest rate swaps	—	17,320,400	—	17,320,400

Total Liabilities	$—	$17,320,400	$1,467,900	$18,788,300

	As of June 30, 2020 Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration liabilities	$—	$—	$1,640,900	$1,640,900
Interest rate swaps	—	19,943,200	—	19,943,200

Total Liabilities	$—	$19,943,200	$1,640,900	$21,584,100

The Company assesses the fair value of contingent consideration to be settled in cash related to acquisitions using probability weighted models for the various contractual earn-outs. These are Level 3 measurements. Significant unobservable inputs used in the estimated fair values of these contingent consideration liabilities include probabilities of achieving customer related performance targets, specified sales milestones, consulting milestones, changes in unresolved claim, projected revenue or changes in discount rates.

The fair value of interest rate swaps is estimated using a discounted cash flow analysis that considers the expected future cash flows of each interest rate swap. This analysis reflects the contractual terms of the interest rate swap, including the remaining period to maturity, and uses market-corroborated Level 2 inputs, including forward interest rate curves and implied interest rate volatilities. The fair value of an interest rate swap is estimated by discounting future fixed cash payments against the discounted expected variable cash receipts. The variable cash receipts are estimated based on an expectation of future interest rates derived from forward interest rate curves. The fair value of an interest rate swap also incorporates credit valuation adjustments to reflect the non-performance risk of the Company and the respective counterparty. See Note 6 for further discussion of interest rate swaps.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—FAIR VALUE MEASUREMENTS (Continued)

The following table provides a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2020 and December 31, 2020:

Balance at June 30, 2020	$1,640,900
Acquisitions	—
Payments	(173,000)
Change in fair value	—

Balance at December 31, 2020	$1,467,900

The current and long-term portion of contingent consideration is included within the accrued liabilities and other payables and other long-term liabilities, respectively, in the condensed consolidated balance sheet.

NOTE 4—BALANCE SHEET COMPONENTS

INVENTORIES

Inventories consisted of the following as of December 31, 2020 and June 30, 2020:

	December 31, 2020	June 30, 2020
Bulk wine and spirits	$130,279,200	$124,944,300
Bottled wine and spirits	69,209,700	68,683,500
Bottling and packaging supplies	7,386,700	11,797,700
Nonwine inventory	1,127,400	1,032,000

Total inventories	$208,003,000	$206,457,500

During December 2020, the Company recognized an impairment of inventory approximating $3,301,700 associated with inventory damage cause by the 2020 Northern California fires. Such losses were not covered by the Company’s existing insurance policy.

PROPERTY, PLANT, AND EQUIPMENT

During the six months ended December 31, 2019, the Company sold a vineyard for $32,000,000. As part of the transaction, the Company disposed of long-lived assets, including land, vineyards, and winery equipment, with a net book value of $20,787,000. Simultaneously, with the close of the transaction, the Company entered into a lease with the purchaser for 10 years, with options to extend the lease for two additional periods of ten years each. The Company’s sale of the land, vineyards, and winery equipment and immediate leaseback of the facility qualified for sale-leaseback accounting. The lease was evaluated and classified as an operating lease. Given the Company was considered to retain more than a minor part but less than substantially all of the use of the property and the gain on disposal of assets of $14,446,000 does not exceed the present value of the minimum lease payment over the lease term, the gain on disposal of assets of $14,446,000 will be deferred and recognized over the 10-year lease as a reduction of rent expense over the life of the lease. The Company recognized $333,375 and $666,700, and $333,375 and $432,600 for the three and six months ended December 31, 2020 and 2019, respectively, as a component of gain (loss) on disposition of assets within income from operations.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—BALANCE SHEET COMPONENTS (Continued)

ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following as of December 31, 2020 and June 30, 2020:

	December 31, 2020	June 30, 2020
Accrued purchases	$13,952,100	$5,182,400
Accrued employee compensation	4,078,500	2,256,400
Other accrued expenses	4,522,400	2,308,500
Non related party accrued interest expense	362,500	1,441,900
Contingent consideration, current portion	938,300	966,700
Unearned income	602,500	822,700
Accrued trade commissions	210,600	346,900

Total accrued liabilities and other payables	$24,666,900	$13,325,500

NOTE 5—LINE OF CREDIT

In July 2019, the Company entered into a $350,000,000 loan and security agreement, as amended. This consists of an accounts receivable and inventory revolving facility in an aggregate principal amount of $200,000,000, a term loan in a principal amount of up to $100,000,000, and a capital expenditure facility in an aggregate principal amount of up to $50,000,000. Proceeds from the loan and security agreement paid down existing loans payable of $90,108,000, repaid the line of credit maturing in July 2019, of $156,186,000, (see Note 7). Borrowings under the loan and security agreement accrue interest on outstanding draws at LIBOR plus 1.25% to 1.50% and has a maturity date of July 2024. The effective interest rate was 2.21% at December 31, 2020. As of December 31, 2020, the Company had approximately $25,000,000 available under the line of credit.

NOTE 6—INTEREST RATE SWAPS

The Company entered into two interest rate swap agreements in March 2020 with fixed notional amounts of $28,800,000 and $46,800,000, at a fixed rate of 0.775% and 0.709% respectively. The agreement calls for monthly interest payments, until termination in July 2026 and March 2025, respectively. The fair value of the $28,800,000 Swap Agreement was a liability of $600,900 and $817,200 at December 31, 2020 and June 30, 2020, respectively. The fair value of the $46,800,000 Swap Agreement was a liability of $874,200 and $1,089,100 at December 31, 2020 and June 30, 2020, respectively.

In July 2019, in connection with the Company’s new 2019 Loan and Security Agreement (see Note 7), the Company transferred an interest rate swap agreement with a fixed notional amount of $20,000,000 at a fixed rate of 2.99% dated June 2018, to its new lender. Shortly thereafter, the interest rate swap of $20,000,000 was amended and restated in its entirety to increase the notional amount to $50,000,000 at a fixed rate of 2.34%. The agreement calls for monthly interest payments until termination July 2026. The fair value of the swap Agreement was a liability of $5,224,500 and $5,955,900 at December 31, 2020 and June 30, 2020, respectively.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—INTEREST RATE SWAPS (Continued)

The Company maintains two other pre-existing swap agreements as disclosed in the June 30, 2020 annual financial statements. The aggregate fair value of the two swap agreements was a liability of $10,620,800 and $12,081,000, at December 31, 2020 and June 30, 2020, respectively.

NOTE 7—LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2020 and June 30, 2020:

	December 31, 2020	June 30, 2020
Secured subordinate convertible promissory note; payable in annual installments of $4,750,000 with interest at the prime rate (3.25% at December 31, 2020); matures in January 2022; secured by the assets of the Company; subordinated to the Loan and Security Agreement	$9,500,000	$9,500,000
Unsecured promissory note; payable in annual installments of $875,000 with interest at the prime rate plus 1.00%; matures in January 2021; subordinated to line of credit	875,000	875,000
Note to a bank with interest at LIBOR (0.078%) at December 31, 2020 plus 1.75%; payable in quarterly installments of $1,179,800 principal, and monthly interest payments; matures in September 2026; secured by specific assets of the Company	95,225,500	96,460,600
Capital expenditures borrowings, payable during draw periods in quarterly interest payments at Alternate Base Rate (ABR) plus 0.75% (4.00% at December 31, 2020) with draw period expiring in July 2022	18,800,600	16,174,300
Capital expenditures borrowing, payable during draw periods in quarterly payments of $275,700 and interest payments at LIBOR plus 1.75% with draw period expiring in July 2022	28,757,300	28,757,300
Note to a bank with interest fixed at 3.6%, payable in monthly installments of $60,333 principal with applicable interest; matures in April 2023	1,562,100	1,836,300
Unsecured note to a bank, under the Paycheck Protection Program offered by the Small Business Administration, with an interest rate of 1.00%; matures in April 2022	6,525,000	6,525,000

	161,245,500	160,128,500
Less current maturities	(16,298,400)	(16,298,400)
Less unamortized deferred financing costs	(777,200)	(791,100)

	$144,169,900	$143,039,000

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-TERM DEBT (Continued)

Loan and Security Agreement

During the six months ended December 31, 2019, the Company entered into a $350,000,000 loan and security agreement, as amended, consisting of an accounts receivable and inventory revolving facility in an aggregate principal amount of $200,000,000, a term loan in a principal amount of up to $100,000,000, and a capital expenditure facility in an aggregate principal amount of up to $50,000,000. Proceeds from the loan and security agreement paid down existing loans payable of $90,108,000, repaid the then outstanding line of credit maturing in July 2019 of $156,186,000, and paid loan fees of $312,000. Additionally, in connection with the new facility, the Company novated the Interest Rate Swap Agreement of $20,000,000 at a fixed rate of 2.99%. The novation created a new swap agreement while cancelling the original agreement. See Note 6.

A portion of the financing during the six months ended December 31, 2019 was considered to be a modification of prior existing debt. Lender fees in an amount of $725,000 and third-party costs of $481,400 were recognized and treated either as a reduction in the carrying value of the debt (in respect of term loans and capital expenditure loans) or capitalized as reduction in the Company’s condensed consolidated balance sheet (in respect of the revolving facility). These amounts recognized are being amortized over a period of five years in respect of the revolving facility and seven years in respect of the term loan and capital expenditure facility. In addition, as part of the debt modification, the Company recognized costs of $210,000.

In July 2020, the Company entered into an amendment and waiver of the loan and security agreement that permitted the Company to borrow $6,525,000 under the Payment Protection Program, amended the covenants to allow for such borrowings, and waived any events of default that occurred under financial and non-financial covenants occurring under the loan and security agreement. On December 20, 2020, the Company entered into a further waiver and modification agreement under the loan and security agreement in respect of a non-financial covenant related to the completion of audited consolidated financial statements for the year ended June 30, 2020. Additionally, on February 25, 2021, the Company entered into the fourth amendment to the Loan and Security Agreement to waive existing events of defaults and other terms. See Note 16.

Convertible Notes

On January 2, 2018, as purchase consideration in the acquisition of One True Vine, the Company issued a secured convertible promissory note to the seller (the “2018 Convertible Note”) equal to $19,000,000. The 2018 Convertible Note accrues interest at a rate equal to Prime which is adjusted on each six month anniversary of the issuance date. Under the terms of the 2018 Convertible Note, the outstanding principal and accrued interest are subject to repayments either through the defined repayment schedule of four annual equal installments of principal and unpaid interest on the annual anniversary of the note, prepayments, or optional conversion to convert all or part of any regularly scheduled principal installment starting with the second principal installment or upon the occurrence of any liquidity event. Absent the election to convert upon the occurrence of a liquidity event, inclusive of change of control as defined in the agreement, the entire then outstanding principal amount plus accrued interest would be required to be paid no later than five business days following the event. Conversion shall be effective as of the date upon which the liquidity event is consummated or the applicable payment date. The per share exercise price with respect to any conversion of all or part of

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—LONG-TERM DEBT (Continued)

the note shall be equal to the price per Series A share of the Company’s then most recent valuation determined for the purpose of the Company’s employee option pool. Upon the occurrence of any event of default, all accrued but unpaid interest and principal are due and payable, plus incur an increase in the interest rate of four percent (4%) per annum calculated from the due date until payment in full. The obligation of the note is secured by the assets of the Company and is subordinate to the Company’s outstanding loan and security agreement.

Maturities of long-term debt for succeeding years are as follows:

Year Ending June 30,
2021 (remaining six months)	$12,026,900
2022	17,568,400
2023	8,115,800
2024	7,481,600
2025	7,481,600
Thereafter	108,571,200

$161,245,500

NOTE 8—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTERESTS

Series A Redeemable Stock

January 2018 Tamarack Cellars Series A Redeemable Stock

For the three and six months ended December 31, 2020 and 2019, the $2,625,000 carrying amount of the 130,338 Series A shares exceeded the redemption amount at the respective date; therefore, no accretion was required.

April 2018 Series A Redeemable Stock

The amounts accreted as deemed dividends for the Series A shares were $3,897,600 and $7,942,900, and $1,874,600 and $3,592,100 for the three and six months ended December 31, 2020 and 2019, respectively.

The redemption amount of the Series A redeemable stock was $45,735,000 and $37,792,100 at December 31, 2020 and June 30, 2020, respectively.

July 2018 Issuance of Series A Redeemable Stock

For the three and six months ended December 31, 2020 and 2019, the $8,290,000 carrying amount of the 397,239 Series A shares exceeded the redemption amount at the respective date; therefore, no accretion was required.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—REDEEMABLE STOCK AND REDEEMABLE NONCONTROLLING INTERESTS (Continued)

Series B Redeemable Stock

April 2018 Series B Redeemable Cumulative Series Stock

The amounts accreted as deemed dividends for the Series B stock were $1,478,400 and $3,313,500, and $1,251,300 and $2,502,600 for the three and six months ended December 31, 2020 and 2019, respectively.

The redemption amount of the Series B redeemable stock was $46,028,400 and $42,714,900 at December 31, 2020 and June 30, 2020, respectively.

Total unpaid cumulative dividends on Series B stock as of December 31, 2020 approximate $4,551,200,

NOTE 9—STOCKHOLDERS’ EQUITY

As of December 31, 2020 and June 30, 2020, the Company had reserved shares of Series A stock, on an as-if converted basis, for issuance as follows:

	December 31, 2020	June 30, 2020
Options issued and outstanding	820,391	900,352
Options available for grant under stock option plans	154,059	74,098
Shares subject to term debt optional conversion into Series A stock	1,022,012	995,721

Total	1,996,462	1,970,171

NOTE 10—STOCK INCENTIVE PLAN

The following table provides information related to the stock option activity for the six months ended December 31, 2020:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, at June 30, 2020	900,352	$18.77	5.25	2,201,700
Forfeited	(79,961)	$18.96

Outstanding, at December 31, 2020	820,391	$18.82	2.53	3,759,700

Vested and expected to vest, at December 31, 2020	756,265	$18.54	2.39	3,465,900
Exercisable, at December 31, 2020	419,399	$16.01	1.19	3,097,700

As of December 31, 2020, there was approximately $1,457,700 of total unrecognized compensation cost, before income taxes, related to unvested stock options, to be recognized over a weighted-average period of 2.88 years. The unrecognized compensation costs will be adjusted for future changes in estimated forfeitures.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—STOCK INCENTIVE PLAN (Continued)

In August 2020, the Company modified the expiration date of 222,862 outstanding fully vested 2015 option grants to extend the expiration date by one year. The modification resulted in the Company recognizing $207,000 in incremental stock-based compensation in the period.

NOTE 11—RELATED-PARTY TRANSACTIONS AND COMMITMENTS

The components of the related party receivables and related party liabilities are as follows:

	December 31, 2020	June 30, 2020
Assets:
Accounts receivable	$296,700	$324,500
Notes receivable	756,300	756,300

Total related party assets	$1,053,000	$1,080,800

Liabilities:
Accounts payable and accrued expenses	$112,300	$1,674,200
Accrued interest	906,200	540,700
Convertible notes	10,000,000	10,000,000

Total related party liabilities	$11,018,500	$12,214,900

Other related party activities and balances—The Company purchased $7,300 and $25,700, and $2,600 and $88,700 of grapes, bulk wine, and cased wine from related parties for the three and six months ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and June 30, 2020, the Company owed related parties $7,800 and $25,300, respectively, related to grape purchases and other operating expenses reported in related party liabilities on the condensed consolidated balance sheets.

Revenue earned from related parties for the three and six months ended December 31, 2020 and 2019, totaled $331,700 and $544,300, and $96,400 and $454,900, respectively.

The Company provides management, billing and collection services to a related party under a management fee arrangement. For the three and six months ended December 31, 2020 and 2019, the Company charged this related party management fees of $114,500 and $229,100, and $100,000 and $200,000, respectively, for these services. As of December 31, 2020 and June 30, 2020, the Company owed the related party $104,500 and $1,648,900, respectively, related to amounts collected on the related party’s behalf.

The Company has entered into a number of transactions with a related party covering services related to the storage and bottling of alcoholic beverages. For the three and six months ended December 31, 2020 and 2019, the Company’s revenue was of $5,900 and $20,700, and $553,900 and $672,600, respectively, to the related party.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RELATED-PARTY TRANSACTIONS AND COMMITMENTS (Continued)

Related party note receivable—The Company issued two notes receivables to an executive officer in 2015 totaling $670,000 with an interest rate of 4%. In 2018, the outstanding notes were amended to aggregate the full amount of the outstanding principal and accrued into a new $756,300 note. Interest no longer accrues on the amended note. As of each of the reporting periods presented, the Company anticipated demanding payment in the next 12 months and therefore, the note receivable has been classified as a current asset within other assets. As of December 31, 2020, the Company believed the full amount of the note was collectible. On March 10 2021, the outstanding related party note receivable was paid in full. See Note 16.

Related party notes payable—In January 2018, the Company issued convertible promissory notes of $9,000,000 and $1,000,000 to shareholders. The notes include interest at the prime rate plus 4.0%, which is effectively 7.25% as of June 30, 2020. The interim rate shall be adjusted on each six-month anniversary of the issuance date. The Company anticipates making payments on the promissory notes within the next 12 months, therefore the promissory notes are classified as current liabilities. The notes are subordinate to the outstanding bank debt associated with the Company’s outstanding loan and security agreement in all periods. Total interest expense to these related parties was $182,700 and $365,500, and $222,700 and $451,200 for the three and six months ended December 31, 2020 and 2019, respectively. The notes are subject to defined repayment terms by maturity as well as allow for prepayments or the optional conversion of the outstanding note within the conversion period, defined as (i) thirty (30) days prior to maturity, (ii) thirty days following holders receipt of notice from the Company of its intend to prepay all or part of the outstanding balance or (iii) thirty days following any event of default or change in control. The notes are convertible into fully paid share of Series A stock of the Company, or its successor, assignee or transferee (the “Conversion Shares”) which the Company has agreed to create and issue promptly upon receipt of notice from the holder of its intent to convert the individual notes. The number of conversion shares into which the individual notes may be converted into is determined by dividing the lesser of (1) the principal amount and, at the holder’s option, accrued interest by the conversion price, defined as the price per share of any new shares of stock of the Company issued after the date of January 2, 2018 (2) or at $20.14. Upon the occurrence of any event of default, the holder may, rather than elect to convert, declare the entire unpaid principal and all accrued and unpaid interest immediately due and payable.

Since the initial issuance, the $10,000,000 in 2018 Convertible Notes have been amended various times to extend the maturity date, including the most recent amendments dated January 31, 2021, which extend the maturity date to May 31, 2021. (See Note 16). All other terms remained unchanged. Accordingly, the two 2018 convertible notes have been classified as current as of December 31, 2020 and June 30, 2020, respectively.

In July 2019, the Company issued a short term secured promissory note of $15,000,000 to the same shareholder holding the $9,000,000 convertible promissory note. The note earned interest at a rate of 10% per annum, provided for the possibility of prepayment, and had a stated maturity of September 25, 2019, unless extended at the sole discretion of the lender. The Company paid the note in full on the maturity date plus accrued interest of $204,167.

Immediate Family Member Employment Agreements and Other Business Arrangements—The Company provides at will employment to several family members of officers or directors who provides various sales, marketing and administrative services to the Company. Payroll and other expenses to these related parties was $125,900 and $201,100, and $121,100 and $201,100 for the three and six months ended December 31, 2020 and 2019, respectively.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RELATED-PARTY TRANSACTIONS AND COMMITMENTS (Continued)

The Company pays for sponsorship and marketing services and point of sale marketing materials to unincorporated businesses that are managed by immediate family members of an executive officer. For the three and six months ended December 31, 2020 and 2019, the Company paid $95,500 and $214,700, and $92,900 and $217,700, respectively.

The Company is engaged in various operating lease arrangements with related parties.

Concourse Warehouse Lease—The Company leases 15,000 square feet (“sq. ft.”) of office space and 80,000 sq. ft. of warehouse space. Effective July 31, 2020, the lease was amended to extend the terms of the lease through September 30, 2027. The lease includes terms for automatic renewals of two additional five-year terms which shall apply upon expiration of the as-extended initial term on September 30, 2027. The lease includes escalating annual rent increases of three percent for the remainder of the term. See Note 16. Prior to September 2020, the facility was owned by and leased from Concourse, LLC, a related-party real estate leasing entity that is wholly owned by a shareholder of the Company. The Company has no direct ownership in Concourse. In September 2020, an independent party purchased the facility from Concourse and assumed the lease.

The lease expires in September 2027, and has minimum monthly lease payments of $102,800, with a fixed annual increase of 3%. The Company accounts for this lease as an operating lease. The Company recognized rent expense paid to Concourse of $35,700 and $241,300, and $387,900 and $696,400 for the three and six months ended December 31, 2020 and 2019, respectively, related to this lease agreement.

Swanson Leases—The Company leased a property with production space and a tasting room under an operating lease with an entity that is wholly owned by a shareholder of the Company that expires in August 2030, with minimum monthly lease payments of $50,700, with index-related escalation provisions every 24 months subject to a 3.00% minimum. From inception through December 30, 2020, the terms of the lease included put and call options, whereby the Company could elect, at the Company’s discretion, or be required by the lessor at the lessor’s discretion, to purchase the leased property at the greater of the property’s fair market value or the amount the lessor paid for the property and improvements at the earliest of January 1, 2020, or upon other events, as defined in the agreement. The Company recognized rent expense of $190,200 and $353,400, and $185,900 and $349,400 for the three and six months ended December 31, 2020 and 2019, respectively, related to this lease agreement. Effective December 31, 2020, the lease was amended to remove the put and call options from the lease terms. See Note 16.

ZR Waverly Lease—The Company leases tasting room space under an operating lease with an entity that is wholly owned by a shareholder of the Company that expires in May 2023, with minimum lease payments of $11,690. The terms of the lease include put and call options, whereby the Company can elect, at the Company’s discretion, or be required by the lessor at the lessor’s discretion, to purchase the leased property at the greater of the property’s fair market value or the amount the lessor paid for the property and improvements at the earliest of January 1, 2020 or upon other events, as defined in the agreement. The Company recognized rent expense of $37,700 and $65,800, and $42,300 and $79,000 for the three and six months ended December 31, 2020 and 2019, respectively, related to this lease agreement. The Company purchased the property from ZR Waverly at the end of December 2020, for $1,500,000.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RELATED-PARTY TRANSACTIONS AND COMMITMENTS (Continued)

The Company has lease agreements for certain winery facilities, vineyards, corporate and administrative offices, tasting rooms, and equipment under long-term non-cancelable operating leases. The lease agreements have initial terms of two to fifteen years, with two leases having multiple 5-year or ten-year renewal terms and other leases having no or up to five-year renewal terms. The lease agreements expire ranging from December 31, 2021 through November 2031.

Future minimum lease payments under various related party and third party agreements are as follows:

Year Ending June 30,	Related Parties	Third Parties	Total
2021 (remaining six months)	$438,800	2,980,300	$3,419,100
2022	623,400	5,706,000	6,329,400
2023	626,500	4,882,100	5,508,600
2024	642,100	4,919,200	5,561,300
2025	645,300	3,635,400	4,280,700
Thereafter	3,510,900	19,084,200	22,595,100

	$6,487,000	$41,207,200	$47,694,200

Total rent expense, including amounts to related parties, was $1,704,100 and $3,555,500, and $1,803,000 and $3,250,200 for the three and six months ended December 31, 2020 and 2019, respectively.

OTHER COMMITMENTS:

Contracts exist with various growers and certain wineries to supply a significant portion of the Company’s future grape and wine requirements. Contract amounts are subject to change based upon actual vineyard yields, grape quality, and changes in grape prices. Estimated future minimum grape and bulk wine purchase commitments are as follows:

Year Ending June 30,
2021 (remaining six months)	$14,399,600
2022	6,731,400
2023	1,309,200

$22,440,200

Grape and bulk wine purchases under contracts totaled $4,632,700 and $16,283,700, and $4,201,100 and $11,077,200 for the three and six months ended December 31, 2020 and 2019, respectively. The Company expects to fulfill all the above purchase commitments.

Laetitia development agreement—In March 2019, in connection with the Company’s acquisition of Laetitia Vineyards and Winery, the Company and the seller agreed to a post close development agreement, whereby the seller would have the right to develop and sell “up to” a maximum of six homesites located on the acquired property and the Company would be entitled to 25% of all net profits realized from the sale of such homesites. The right expires March 15, 2022. The Company determined that this right represents an acquired financial asset, and that the fair value of this right as

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—RELATED-PARTY TRANSACTIONS AND COMMITMENTS (Continued)

of the acquisition date was insignificant, due to cost, zoning, environmental and other related issues. Accordingly, the Company determined that there was an almost zero probability of this right being exercised. The Company deemed this a non-substantive option and attached a zero-fair value to it as of the acquisition date. In each subsequent reporting period, the Company will analyze this right to determine if subsequent changes in circumstances warrants its recognition in the condensed consolidated financial statements. The fair value at December 31, 2020 and June 30, 2020 is zero.

Firesteed put-call agreement—In connection with the July 2017 acquisition of substantially all inventory and trademark assets of the Firesteed wine brand the Company entered into a put and call agreement, whereby, beginning May 2020 through December 2023, the Company can be required to purchase 200 acres of producing vineyard property at a purchase price equal to the greater of $6,100,000 or fair market value. The Company also has a call option to purchase the vineyard beginning January 2023 through December 2023, at a purchase price the greater of $6,100,000 or appraised fair market value. Accordingly, the put right would only have intrinsic value if there was a decrease in the value of the Vineyard under $6,100,000. At the acquisition date, the Company deemed it not probable that the fair value of the vineyard would decrease below the strike price of $6,100,000 therefore the put right had an immaterial value. Each reporting period subsequent to its issuance, management will reevaluate the put right to determine if a contingent liability pursuant to ASC 450- Contingencies should be recognized. At December 31, 2020 and June 30, 2020, the Company has determined the put right had an immaterial value and therefore no liability has been recorded.

NOTE 12—INCOME TAXES

For the six months and three months ended December 31, 2020, the effective tax rate was lower than the federal statutory rate of 21% primarily due to permanent items, which primarily consist of the Research and Development (“R&D”) Tax Credit. For the six months and three months ended December 31, 2019, the effective tax rate was higher than the federal statutory rate of 21% primarily due to (i) state taxes (ii) permanent items, which primarily consist of the R&D Credit combined with the effect of incurring pre-tax book losses.

NOTE 13—CONTINGENCIES

General—The Company is subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of business. Although management believes that any pending claims and lawsuits will not have a significant impact on the Company’s consolidated financial position or results of operations, the adjudication of such matters are subject to inherent uncertainties and management’s assessment may change depending on future events.

Indemnification Agreements—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, customers and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. These indemnities include indemnities to the Company’s directors and officers to the maximum extent permitted under applicable state laws. The maximum potential amount of future payments that the Company could be required to make under these indemnification agreements is, in many cases, unlimited. Historically, the Company has not incurred any significant costs as a result of such indemnifications and are not currently aware of any indemnification claims.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—CONTINGENCIES (Continued)

Settlement—In December 2020, the Company entered into a confidential agreement to settle the smoke tainted inventory damage resulting from the October 2017 Napa and Sonoma County wildfires, receiving $4,750,000 to settle all existing and future claims and all other disputes with the collective defendants, excluding PG&E. The ultimate amount received was net of approximately $989,000 for legal and consulting fees incurred during the proceedings, the majority of which was incurred during the period ended December 31, 2020, and recorded in general and administrative expense as incurred.

NOTE 14—SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics. Segment results are presented in the same manner as the Company presents its operations internally to make operating decisions and assess performance. The Company’s financial performance is reported in three segments, Wholesale, Direct to Consumer and Business to Business.

Following is financial information relating to the operating segments:

For the three months ended December 31, 2020	Wholesale	Direct to Consumer	Business to Business	Other/ Non-Allocable	Total
Net revenues	$19,263,100	$23,079,100	$20,635,000	$400	$62,977,600
Income from operations	$5,634,500	$6,893,600	$5,877,400	$(7,096,200)	$11,309,300

For the three months ended December 31, 2019	Wholesale	Direct to Consumer	Business to Business	Other/ Non-Allocable	Total
Net revenues	$20,791,200	$19,010,900	$13,067,600	$2,641,700	$55,511,400
Income from operations	$4,618,400	$4,076,400	$2,759,300	$(6,482,200)	$4,971,900

For the six months ended December 31, 2020	Wholesale	Direct to Consumer	Business to Business	Other/ Non-Allocable	Total
Net revenues	$34,306,700	$33,975,400	$46,451,200	$2,078,400	$116,811,700
Income from operations	$8,622,700	$8,011,500	$14,661,000	$(11,421,300)	$19,873,900

For the six months ended December 31, 2019	Wholesale	Direct to Consumer	Business to Business	Other/ Non-Allocable	Total
Net revenues	$38,508,000	$29,405,800	$30,095,300	$4,623,600	$102,632,700
Income from operations	$6,616,400	$4,170,400	$7,720,200	$(16,910,200)	$1,596,800

There was no inter-segment activity for any of the given reporting period presented.

Excluding long-term property, plant and equipment for wine tasting facilities allocated specifically to the Direct to Consumer reporting segment, based on the nature of the Company’s business, revenue generating assets are utilized across segments therefore the Company does not allocate assets to its reportable segment as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. Depreciation expense recognized for assets included in the Direct to Consumer reporting segment was $385,400 and $321,200, and $708,500 and $618,200 for the three and six months ended December 31, 2020 and 2019, respectively. All of the Company’s long-lived assets are located within the United States.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—NET INCOME (LOSS) PER SHARE ALLOCABLE TO COMMON SHAREHOLDERS

The following table presents the calculation of basic and diluted net earnings (loss) per share:

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Net income (loss)	$9,275,400	$2,741,800	$14,637,500	$(4,660,500)
Less: Series B dividends and accretions	1,478,400	1,251,300	3,313,500	2,502,600
Less: income (loss) allocable to noncontrolling interest	(13,200)	(9,000)	290,600	(41,000)

Net income (loss) attributable to Series A shareholders	$7,810,200	$1,499,500	$11,033,400	$(7,122,100)

Numerator-Basic EPS
Net income (loss) attributable to Series A shareholders	$7,810,200	$1,499,500	$11,033,400	$(7,122,100)
Less; net income allocated to participating securities (Series B)	1,340,000	257,300	1,893,000	—

Net income (loss) allocated to Class A shareholders	$6,470,200	$1,242,200	$9,140,400	$(7,122,100)

Numerator-Diluted EPS
Net income (loss) allocated to Series A shareholders	$6,470,200	$1,242,200	$9,140,400	$(7,122,100)
Add: net income attributable to convertible debt	59,200	—	118,400	—
Reallocation of income (loss) under the two-class method	70,600	2,100	92,600	—

Net income (loss) allocated to Class A shareholders for Diluted EPS	$6,600,000	$1,244,300	$9,351,400	$(7,122,100)

Denominator—Basic Series A shares
Weighted average Class A shares outstanding—Basic	7,672,355	7,672,355	7,672,355	7,672,355
Denominator—Diluted Series A shares
Effect of dilutive securities:
Stock options	108,635	75,346	100,278	—
Potential common shares—convertible debt	480,494	—	480,494	—

Weighted average Class A shares outstanding—Diluted	8,261,484	7,747,701	8,253,127	7,672,355

Net earnings (loss) per share—basic:
Series A shares	$0.84	$0.16	$1.19	$(0.93)
Net earnings (loss) per share—diluted:
Series A shares	$0.80	$0.16	$1.13	$(0.93)

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—NET INCOME (LOSS) PER SHARE ALLOCABLE TO COMMON SHAREHOLDERS (Continued)

The following securities have been excluded from the calculations of diluted net earnings (loss) per share allocable to common shareholders because including them would have been antidilutive are, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Share subject to option to purchase common stock	492,709	244,506	492,709	632,654
Shares subject to notes payable optional conversion into common stock	—	1,373,941	—	1,373,941

	492,709	1,618,447	492,709	2,006,595

NOTE 16—SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 12, 2021.

In January 2021, the Board of Directors approved the increase of options available for grant under the Company’s 2015 Stock Option plan by 75,000 options.

In January 2021, the Company amended the 2018 Convertible Notes totaling $10,000,000 to extend the maturity date to January 31, 2021. In February 2021, these notes were again amended to extend the maturity date to May 31, 2021.

In February 2021, effective December 31, 2020, the Company amended the Swanson lease agreement to remove the terms of the put and call options related to the Company’s option, or be required by the lessor, to purchase the leased property. See Note 11.

In February 2021, the Company entered into a definitive agreement with Bespoke Capital Acquisition Corp (“BCAC”), a publicly-traded special purpose acquisition corporation, whereby the Company will merge with BCAC and become a publicly traded company. The combined company will be named Vintage Wine Estates, Inc. and will be incorporated in the state of Nevada. The merger was approved by both boards, and all key shareholders of the Company have approved the merger. The completion of the merger is not subject to any financing or minimum cash requirement. Prior to the signing of the definitive agreement, on the same day, an outside party acquired a $28,000,000 ownership interest in the Company from two of the Company’s stockholders. Upon the effective time of the merger, each share of Company capital stock issued and outstanding immediately prior to the effective time (other than VWE dissenting shares and excluded shares) will be converted into the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares, as defined in the agreement. No fractional shares of New VWE Holdco common stock will be issued in connection with the merger and instead, any such fractional share that would otherwise result will be rounded down to the nearest whole share.

VINTAGE WINE ESTATES, INC. and SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—SUBSEQUENT EVENTS (Continued)

Contingent upon the merger with BCAC, each outstanding option to purchase shares of the Company’s Class A stock outstanding immediately prior to the effective time, whether vested or unvested, will be cancelled in exchange for a cash payment equal to the excess, if any, of the deemed fair value per share of the Company Class A stock represented by the per share merger consideration over the exercise price of such option multiplied by the number of shares of Company stock subject to such option (without interest and subject to any required withholding tax). If the exercise price of any outstanding option is equal to or greater than the per share merger consideration, such option will be cancelled without any cash payment being made.

Additionally, pursuant to the transaction agreement, the Company will repurchase for cancellation, certain shares of the Company’s Series Redeemable B stock from an outside party at a value equal to $32,000,000 at a price per share equal to the per share merger consideration (as determined as set forth in the transaction agreement). Such repurchase will be deemed effective immediately prior to the closing of the transactions and is conditioned upon, among other things, the occurrence of the closing of the transactions. Payment of the remaining cash amount will be made by BCAC on behalf of the Company substantially contemporaneously with the closing of the transactions.

On February 25, 2021, the Company obtained the fourth amendment to the Loan and Security Agreement waiving existing events of defaults associated with the sale of GWP and MasterClass without prior consent of the required lenders. The amendment also (1) amended the definition of EBIDTA to exclude the non-recurring or extraordinary charges, as approved by the lenders, and losses from assets dispositions not prohibited by the original agreement, (2) changed the deadline for delivery of audited consolidated financial statement for the year ended June 30, 2020 to be within two hundred and fifty five (255) days following the end of the physical year and within one hundred and twenty (120) days after the close for each fiscal year thereafter and (3) removed GWP and MasterClass as borrowers under the agreement.

On March 9, 2021, the Company paid accrued interest of $267,600 and $488,700 of principal against the outstanding $10,000,000 of related party convertible notes.

On March 10, 2021, the outstanding related party note receivable and related accrued interest of $756,300 was paid in full.

APPENDIX D—MANAGEMENT’S DISCUSSION & ANALYSIS OF VWE

(See attached)

VWE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis provides information which VWE’s management believes is relevant to an assessment and understanding of VWE’s consolidated results of operations and financial condition. The discussion should be read together with “Selected Historical Financial and Other Data of VWE” and the consolidated financial statements, together with related notes thereto, included elsewhere in this consent solicitation statement/prospectus. The discussion and analysis should also be read together with our unaudited pro forma condensed combined financial information as of June 30, 2020 and for the year then ended, in the section of this consent solicitation statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this consent solicitation statement/prospectus. Unless the context otherwise requires, references in this “VWE Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our” and “the Company” are intended to mean the business and operations of VWE and its consolidated subsidiaries.

Historically, VWE’s fiscal years ended on December 31. Effective June 30, 2019, VWE changed its fiscal year-end from December 31 to June 30 to better align its financial planning and reporting cycles with the seasonality of its business. As a result of this change, the periods presented are the six months ended December 31, 2020 and 2019 (unaudited), the year ended June 30, 2020 (“fiscal 2020”), the six month transition period ended June 30, 2019 (which is sometimes refer to as the “transition period”) and the years ended December 31, 2018 and 2017 (which are referred to as “fiscal 2018” and “fiscal 2017”) on both a consolidated and segment basis. In addition, unaudited condensed financial information for the six months ended June 30, 2018 is presented herein for comparative purposes.

Overview

VWE

VWE is a leading vintner in the United States, offering a collection of wines produced by award-winning, heritage wineries, popular lifestyle wines, innovative new wine brands, packaging concepts, as well as craft spirits. Since its founding over 20 years ago, VWE has grown organically through wine brand creation and through acquisitions to become the 15th largest wine producer based on cases of wine shipped in California. VWE has completed and integrated 20 acquisitions in the past 10 years, and completed 10 acquisitions in the past 5 years. VWE generally acquires the brands and inventories of a targeted business, eliminating redundant corporate overhead. VWE then integrates the acquired assets into its highly efficient production and distribution networks, quickly increasing the sales and margins of the acquired business.

VWE currently owns nine winery estates and leases three winery estates. VWE owns or controls over 900 acres of planted vineyards located in the premier winegrowing regions of the United States. These properties extend from the Central Coast of California to storied appellations in Napa Valley and Sonoma County, north to Oregon and Washington. VWE obtains fruit for its wines from owned and leased vineyards, as well as other sources.

VWE’s growth has allowed it to reinvest in its business and create the scale and infrastructure needed to successfully manage a variety of different wine brands and channels. VWE’s owned winery facilities have the current capacity to produce up to 7 million cases of wine per year. VWE is in the process of completing a $45 million investment into its Ray’s Station production facility, which, when completed, will have total plant capacity to bottle over 13.5 million cases annually and a 364,000 square foot warehouse and storage center. VWE’s scale and consolidated operations enable it to increase margins of the businesses that it acquires, providing accretive value promptly after the acquisition. VWE intends to continue to grow the business organically and through acquisition, with a view towards making two to three acquisitions per year over the next five years.

Acquisitions

In addition to VWE’s organic growth, VWE has grown, and expects to continue to grow, its business through acquisitions. VWE believes that it has completed more brand mergers and acquisitions in the United States wine industry over the last 10 years than any other company in the industry. These acquisitions have allowed VWE to increase its vineyard assets, enter into attractive new wine regions outside of California and expand its portfolio of brands. For example, VWE acquired Firesteed in June 2017 for $6 million. At the time of acquisition, Firesteed had $6 million worth of inventory, resulting in a net $0 purchase price for VWE. VWE then scaled Firesteed’s DTC business and improved its supply chain. As a result, VWE expects Firesteed to have sales of approximately $8.2 million, resulting in a gross profit of $4.3 million and a gross margin of 52.3%, in fiscal year 2021.

VWE has historically targeted a significant increase in the target company’s EBITDA within three years of the acquisition. To achieve these results, VWE’s acquisitions are subject to a rigorous, data-driven, due diligence and underwriting process, to assure that minimum financial thresholds with meaningful upside can be satisfied in each transaction. In accordance with GAAP, the results of the acquisitions VWE has completed are reflected in VWE’s financial statements from the date of acquisition. VWE typically incurs minimal transaction costs in connection with identifying and completing acquisitions and ongoing integration costs as it integrates acquired companies and seeks to achieve synergies.

Divestiture of Certain Assets

Grounded Wine Project Divestiture

On October 31, 2020, VWE entered into a purchase and sale agreement with a former employee of VWE pursuant to which VWE sold its 51% interest in Grounded Wine Project, LLC (“GWP”), certain bulk wine and cased goods inventory related to GWP’s business, and certain other assets used in the operation of GWP’s business, including trademarks, customer lists, website content, domain names, marketing materials and certain assignable contracts, but excluding cash on hand and accounts receivable relating to the GWP business, for a purchase price of $1 million. In connection with the sale, VWE entered into an interim services agreement with the purchaser for a period ending on the earlier of six months from the closing date and purchaser’s receipt of necessary permits for the operation of GWP, whereby VWE would continue to operate GWP and store and maintain its wine assets and purchaser would provide certain services to VWE relating to the operation of GWP. VWE management routinely evaluates the profitability of its brands and determined that GWP branded products were underperforming VWE’s expectations for the two years prior to June 30, 2020. GWP accounted for approximately 0.62% of VWE’s consolidated net revenues for fiscal 2020.

Sales Pro and Master Class Divestiture

On December 30, 2019, VWE entered into an asset purchase agreement with a current employee of VWE pursuant to which VWE agreed to sell the intellectual property and marketing materials of Sales Pro and Master Class in exchange for a royalty payment per case sold by the purchaser between January 1, 2020 and December 1, 2025. The effective date of the transfer of Sales Pro and Master Class was January 1, 2020. VWE acquired Sales Pro and Master Class as part of the acquisition of the assets of Cameron Hughes Wine. Sales Pro and Master Class is engaged in in-store wine tasting and promotion, which is not core to VWE’s business. Sales Pro and Master Class represented approximately 1.4% of VWE’s consolidated net revenues for fiscal 2020.

Potential Divestiture of Certain Real Estate Assets

In the first quarter of fiscal 2020, VWE’s board of directors authorized management to explore the divestiture of certain non-core real estate assets with a combined appraised value in excess of $70 million.

VWE’s Segments

VWE reports its results of operations through the following segments: Wholesale, B2B (private label wines and custom winemaking services), DTC and Other. A description of VWE’s segments follows:

Wholesale

VWE’s wholesale segment represented approximately 30.6%, 29.4% and 39.7% of its consolidated net revenues for the three and six months ended December 31, 2020 and the year ended June 30, 2020, respectively. VWE’s wholesale operations generate revenue from products sold to distributors, who then sell them to off-premise retail locations such as grocery stores, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars.

VWE has longstanding relationships with its vast distribution network and marketing companies, including with industry leaders such as Deutsch Family Wine and Spirits, Republic National Distributing Company and Southern Glazer’s Wine & Spirits. Through these relationships, VWE’s products are sold in all 50 states and in 37 countries outside the United States. In addition to its geographical reach, VWE’s products are available for purchase at 25,128 off-premise locations as of June 30, 2020, including leading national chains such as Costco, Kroger, Target, Albertsons and Total Wine & More. VWE’s products were also sold at 18,717 restaurants and bars as of June 30, 2020.

In addition to wine production and distribution, which is its core business, VWE is in the spirits business. VWE owns the brand No. 209 Gin and Splinter Group Spirits, whose brands consist of Straight Edge Bourbon Whiskey, Slaughterhouse American Whiskey, and Whip Saw Rye. VWE also teams with leading spirits manufacturers and distributors to develop products for their customers.

VWE transfers control and recognizes revenue for these orders upon shipment of the wine out of VWE’s or a third-party’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 120 days. VWE pays depletion and marketing allowances to certain of its distributors based on sales to their customers or nets the allowance against the purchase price. When recording a sale to the distributor, a depletion and marketing allowance liability is recorded to accrued liabilities and sales are reported net of those expenses. Depletion and marketing allowance payments are made when completed incentive program payment requests are received from the customers or are net of initial pricing. Depletion and marketing allowance payments reduce the accrued liability. Estimates are based on historical and projected experience for each type of program or customer and have historically been in line with actual costs incurred.

Business-to-Business

VWE’s B2B segment represented approximately 32.8%, 39.8% and 28.5% of its consolidated net revenues for the three and six months ended December 31, 2020 and the year ended June 30, 2020, respectively. VWE’s B2B sales segment generates revenue from the sale of private label wines and custom winemaking services.

VWE works with national retailers, including Costco, Albertson’s, Target and other major retailers, to provide private label wines incremental to their existing beverage alcohol business. Retailers earn higher margins on sales of their private label wines than on sales of third party wines. Consequently, retailers are increasingly offering more private label products in their stores. VWE expects retailers’ demand for private labels to continue to increase and believes that its private label business will continue to grow. VWE’s relationships with retailers frequently result in brand, label and product line extensions.

VWE’s custom winemaking services are governed by long-term contracts with other wine industry participants and include services such as fermentation, barrel aging, procurement of dry goods, bottling and cased goods storage. Additionally, VWE believes that its custom winemaking services business allows VWE to maximize its production assets’ throughput and efficiency and thus improves profit margins for VWE’s proprietary brands.

VWE also offers custom bottling services whereby customers can design and engrave wine bottles to their specifications. VWE believes that it is the only wine producer with the ability to do custom engraving on wine bottles. As a result, it is able to offer its services profitably at a lower price than competitors that need to outsource bottle engraving. In addition to its core private label customers, VWE has created custom bottles for weddings, major corporate events and other promotional opportunities.

VWE’s private label wines and customer winemaking services are provided pursuant to contracts with customers, which include specific protocols, pricing and payment terms. The customer retains title and control of the wine during the winemaking process. VWE recognizes revenue over time as the contract specific performance obligations are met. Additionally, VWE provides storage services for wine inventory of various customers. The customer retains title and control of the inventory during the storage agreement. VWE recognizes revenue over time for storage services, and when the contract specific performance obligations are met.

Direct-to-Consumer

VWE’s DTC segment represented approximately 36.6%, 29.1% and 29.3% of its consolidated net revenues for the three and six months ended December 31, 2020 and the year ended June 30, 2020, respectively. VWE’s DTC segment generates revenue from sales made by VWE directly to the consumer. DTC sales have higher-profit margins than wholesale sales because DTC sales allow VWE to capture the profit margin that otherwise would go to VWE’s distribution partners on sales in the Wholesale segment. As a result, VWE’s profit margins in the DTC segment are significantly higher than in its other segments. VWE believes that its DTC business is one of the largest in the U.S. wine industry.

VWE’s DTC sales are made primarily through VWE’s tasting rooms, wine clubs and e-commerce. Wine club membership sales are made under contracts with customers, which specify the quantity and timing of future wine shipments. Customer credit cards are charged in advance of wine shipments in accordance with each contract. VWE transfers control and recognizes revenue for these contracts at the time control of the wine passes to the customer, which is generally at the time of shipment. Tasting room and Internet wine sales are paid for at the time of sale. VWE transfers control and recognizes revenue for this wine when the product is either received by the customer (on-site tasting room sales) or upon the shipment to the customer (e-commerce sales).

Other

VWE’s Other segment represented approximately 0%, 1.8% and 2.5% of its consolidated net revenues for the three and six months ended December 31, 2020 and the year ended June 30, 2020, respectively. VWE’s Other segment generates revenue from grape and bulk sales, storage services and the Sales Pro and Master Class business.

Grape and bulk sales are made under contracts with customers that include product specification requirements, pricing and payment terms. Payment terms under grape contracts are generally structured around the timing of the harvest. VWE transfers control and recognizes revenue for grape sales when product specification has been met and title to the grapes has transferred, which is generally on the date the grapes are harvested, weighed and shipped. VWE transfers control and recognizes revenue for wine and spirits bulk contracts upon shipment. VWE provides storage services for wine inventory of various customers. VWE’s customer retains title and control of the inventory during the storage agreement. VWE recognizes revenue over time for storage services, and as the contract specific performance obligations are met. SalesPro and Master Class generate subscription-based revenue, which is recognized over the corresponding subscription period.

Recent Developments

Kunde Acquisition

VWE expects to acquire the Kunde Family Winery through the merger of Kunde and VWE, with VWE being the surviving corporation. The Kunde Family Winery, established in 1904, is an 1,800-acre sustainable vineyard and winery located on the largest contiguous private property in Sonoma Valley, California. The Kunde brand is known for Cabernet Sauvignon, Pinot Noir, Merlot, Chardonnay and Zinfandel and is consistently recognized as one of the top ten brands in Sonoma. Kunde wines sell at its winery, and through wholesale, e-commerce and wine clubs at retail prices between $18.00 and $100.00 per bottle. Set forth below is summary unaudited financial data of Kunde for the twelve months ended December 31, 2020.

Twelve Months Ended December 31, 2020
Net revenues	$12,509,600
Income from Operations	$1,588,700
Net income	$1,400,100
Total Assets	$35,046,900
Line of Credit	$7,000,000
Long-Term and Short-Term Indebtedness	$6,080,000

Each of the Roney Trust and the Rudd Trust is a significant shareholder of Kunde, and Patrick Roney is the president of Kunde. In the planned merger, VWE will acquire the Roney Trust’s 11.1% share of Kunde’s Series A voting common stock in Kunde in exchange for 181,269 shares of VWE Series A stock and will acquire the LR Living Trust’s 22.2% share of such Kunde stock in exchange for 362,538 shares of VWE Series A stock. The total consideration payable to Kunde shareholders, including related parties, is expected to be approximately $52 million comprised of, 906,345 shares of VWE Series A stock, promissory notes and cash, net of assumed debt.

The Transactions

On February 3, 2021, BCAC and VWE entered into the transaction agreement pursuant to which the transactions will be consummated. Immediately prior to the merger, BCAC will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada and change its name to Vintage Wine Estates, Inc. Upon the effective time of the merger, each share of VWE capital stock issued and outstanding immediately prior to the effective time (other than VWE dissenting shares and excluded shares) will be converted into:

•	the right to receive the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit; and

•	a contingent right to receive, if and when payable, the Per Share Adjustment Escrow Release and, other than in the case of Wasatch, the Per Share Earnout Shares.

Pursuant to the transaction agreement, VWE will repurchase for cancellation shares of VWE Series B stock from TGAM having a value equal to the Remaining Cash Amount at a price per share equal to the Per Share Merger Consideration (determined as set forth in the transaction agreement) (such shares, the “repurchased shares”). Such repurchase will be deemed effective immediately prior to the closing of the transactions and is conditioned upon, among other things, the occurrence of the closing of the transactions. Payment of the Remaining Cash Amount will be made by BCAC on behalf of VWE substantially contemporaneously with the closing of the transactions. Repurchased shares will, immediately prior to the closing of the transactions, no longer be deemed outstanding and will constitute excluded shares for purposes of the merger.

While the legal acquirer in the transaction agreement is BCAC, for financial accounting and reporting purposes under GAAP, VWE will be the accounting acquirer and the merger will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of VWE in many respects. Accordingly, the consolidated assets, liabilities and results of operations of VWE will become the historical consolidated financial statements of New VWE Holdco, and BCAC’s assets, liabilities and results of operations will be consolidated with VWE beginning on the date of the merger. Operations prior to the transactions will be presented as those of New VWE Holdco in future reports. The net assets of BCAC will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded upon execution of the transactions.

Upon consummation of the transactions, the most significant change in VWE’s future reported financial position and results of operations is expected to be a decrease in indebtedness (as compared to VWE’s consolidated balance sheet at June 30, 2020) to approximately $155.7 million, assuming no stockholder redemptions by holders of BCAC Class A restricted voting shares, or $301.2 million, assuming 75% redemptions by holders of BCAC Class A restricted voting shares. Total direct and incremental transaction expenses of BCAC and VWE are estimated at approximately $25.0 million and $3.7 million, respectively, which will be treated as a reduction of the cash proceeds with $26.8 million deducted from New VWE Holdco additional paid-in capital for equity issuance costs and the remaining balance is expensed through retained earnings. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

As a result of the transactions, VWE will become the successor to an SEC-registered and a TSX- and Nasdaq-listed company, which will require VWE to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. In addition, following consummation of the transactions, New VWE Holdco common stock is expected to be listed on the Nasdaq and the TSX. VWE expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased personnel costs, audit fees and legal fees.

Key Measures VWE Uses to Assess the Performance of its Business

VWE considers a variety of financial and operating measures in assessing the performance of its business, formulating goals and objectives and making strategic decisions. The key GAAP measures VWE considers are net revenues; gross profit; selling, general and administrative expenses; and operating income. The key non-GAAP measure that VWE considers is Adjusted EBITDA. VWE also monitors its case volume sold and depletions from its distributors to retailers to help it forecast and identify trends affecting its growth.

Net revenues

VWE generates revenue from its segments: Wholesale, B2B, DTC and Other. VWE recognizes revenue from wine sales when obligations under the terms of a contract with its customer are satisfied. Generally, this occurs when the product is shipped, and title passes to the customer, and when control of the promised product or service is transferred to the customer. VWE’s standard terms are free on board, or FOB, shipping point, with no customer acceptance provisions. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. VWE recognizes revenue net of any taxes collected from customers, which are subsequently remitted to governmental authorities. VWE accounts for shipping and handling as activities to fulfill its promise to transfer the associated products. Accordingly, VWE records amounts billed for shipping and handling costs as a component of net sales and classifies such costs as a component of costs of sales. VWE’s products are generally not sold with a right of return unless the product is spoiled or damaged. Historically, returns have not been significant to VWE.

Gross profit

Gross profit is equal to net revenues less cost of sales. Cost of sales includes the direct cost of manufacturing, including direct materials, labor and related overhead, as well as inbound and outbound freight and import duties.

Selling, general and administrative expenses

Selling, general and administrative expenses includes expenses arising from activities in selling, marketing, warehousing, and administrative expenses. Other than variable compensation, selling, general and administrative expenses are generally not directly proportional to net revenues, but are expected to increase over time to support the needs of a public company.

Operating income

Operating income is VWE’s gross profit less selling, general and administrative expenses; acquisition and restructuring related expense or income and amortization of intangible assets. Operating income excludes interest expense, income tax expense, and other expenses, net. VWE uses operating income as well as other indicators as a measure of the profitability of its business.

Adjusted EBITDA and Adjusted EBITDA Margin

In addition to VWE’s results determined in accordance with GAAP, VWE uses EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance to evaluate the effectiveness of its business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in VWE’s industry, when considered alongside other GAAP measures. For a reconciliation of the most directly comparable GAAP measures, see “Selected Historical Financial and Other Data of VWE.”

Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, stock-based compensation expense, casualty losses or gains, impairment losses, changes in the fair value of derivatives, restructuring related income or expenses, acquisition and integration costs, and certain non-cash, non-recurring, or other items included in net income that VWE does not consider indicative of its operating performance. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenues.

Adjusted EBITDA and Adjusted EBITDA Margin are not recognized measures of financial performance under GAAP. VWE believes these non-GAAP measures provide analysts, investors and other interested parties with additional insight into the underlying trends of VWE’s business and assists these parties in analyzing VWE’s performance across reporting periods on a consistent basis by excluding items that VWE does not believe are indicative of its core operating performance, which allows for a better comparison against historical results and expectations for future performance.

VWE management uses these non-GAAP measures to understand and compare operating results across reporting periods for various purposes including internal budgeting and forecasting, short and long-term operating planning, employee incentive compensation, and debt compliance. These non-GAAP measures are not intended to replace the presentation of VWE’s financial results in accordance with GAAP. Use of the terms Adjusted EBITDA and Adjusted EBITDA Margin are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as indicators of VWE’s operating performance in isolation from, or as a substitute for, net income (loss), which is prepared in accordance with GAAP. VWE has presented Adjusted EBITDA and Adjusted EBITDA Margin solely as supplemental disclosure because VWE believes it allows for a more complete analysis of VWE’s results of operations. In the future, VWE may incur expenses such as those added back to calculate Adjusted EBITDA. VWE’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by these items.

Case Volume

In addition to acquisitions, the primary drivers of net revenue growth in any period are attributable to changes in case volume and changes in product mix and sales price. Case volume represents the number of 9-liter equivalent cases of wine that VWE sells during a particular period. Case volume is an important indicator of what is driving VWE’s gross margin. This metric also allows VWE to develop its supply and production targets for future periods.

	VWE 9L Equivalent Case Sales by Segment
	Six Months Ended December 31, 2020	Six Months Ended June 30, 2020	Six Months Ended December 31, 2019	Six Months Ended June 30, 2019	Year Ended June 30, 2020	Year Ended December 31, 2018	Year Ended December 31, 2017
Wholesale	463,875	535,130	501,416	506,950	1,042,080	963,290	556,338
B2B	351,682	177,912	233,291	129,793	307,705	401,731	377,141
DTC	187,718	141,125	132,678	89,930	231,055	221,995	233,533

Total Case Volume	1,003,275	854,168	867,386	726,672	1,580,840	1,587,015	1,167,011

Depletions

Within VWE’s three tier distribution structure, depletion measures the sale of VWE’s inventory from the distributor to the retailer. Depletions are an important indicator of customer satisfaction, which VWE management uses for evaluating performance of VWE brands and for forecasting.

Trends and Other Factors Affecting VWE’s Business

Various trends and other factors affect or have affected VWE’s operating results, including:

COVID-19

The outbreak of COVID-19, which the World Health Organization declared a pandemic in March 2020, has spread across the globe and the United States and has disrupted the global economy and most industries, including the wine industry. Efforts to control the pandemic have slowed economic activity and disrupted, and reduced the efficiency of, normal business activities across the United States. The pandemic has resulted in authorities implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter-in-place orders and workplace shutdowns. These measures have impacted, and will likely continue to impact, VWE’s business, customers, supply chain, employees and other stakeholders in VWE’s business. Many business establishments have closed or have had to extremely limit their operations due to these restrictions.

Although VWE has not experienced significant business disruptions to date from the COVID-19 pandemic, it experienced a year over year decline in visitors to its 15 tasting rooms during the fiscal year ended June 30, 2020, primarily due to travel restrictions, shelter-in-place orders and workplace shutdowns resulting from the COVID-19 pandemic. However, the decrease in the business VWE derives from its tasting rooms was offset by an increased amount of e-commerce and DTC wine sales during the COVID-19 pandemic. VWE sold approximately 854,168 cases for the six months ended June 30, 2020 as compared to 726,672 cases for the six months ended June 30, 2019. VWE expects that, following widespread introduction of COVID-19 vaccines and lifting of travel restrictions, tasting room volumes will, over time, increase from the current lows.

In response to governmental directives and recommended safety measures, VWE modified its workplace practices. While VWE has implemented personal safety measures at all of its facilities where its employees are working onsite, any actions that VWE takes may not be sufficient to mitigate the risk of infection and could result in a significant number of COVID-19 related claims. Changes to state workers’ compensation laws, as have recently occurred in California, could increase VWE’s potential liability for such claims. To support employees and protect the health and safety of employees and customers, VWE may offer enhanced health and welfare benefits, provide bonuses to employees, and purchase additional sanitation supplies and personal protective materials. These measures will increase operating costs and adversely affect liquidity.

In the longer-term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets, and could result in an economic downturn and a recession. It is uncertain how this would affect demand for VWE’s products. While VWE continues to see robust demand in its industry, and has seen little impact to its business from the COVID-19 pandemic, VWE is unable to predict the full impact that the COVID-19 pandemic will have on its future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, the actions that may be taken by government authorities across the United States, the impact to its customers, employees and suppliers, and other factors described in the section titled “Risk Factors” in this consent solicitation statement/prospectus. These factors are beyond VWE’s knowledge and control and, as a result, at this time, VWE is unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on its business, operating results, cash flows and financial condition.

Seasonality

There is a degree of seasonality in the growing cycles, procurement and transportation of grapes. The wine industry in general tends to experience seasonal fluctuations in revenues and net income. Typically, VWE has lower sales and net income during its third fiscal quarter (January through March) and higher sales and net income during its second fiscal quarter (October through December) due to usual timing of seasonal holiday buying, as well as wine club shipments. VWE expects these trends to continue.

Weather Conditions

VWE’s ability to fulfill its demand for wine is restricted by the availability of grapes. Climate change, agricultural and other factors, such as wildfires, disease, pests, extreme weather conditions, water scarcity, biodiversity loss and competing land use, impact the quality and quantity of grapes available to VWE for the production of wine from year to year. VWE’s vineyards and properties, as well as other sources from which VWE purchases grapes, are affected by these factors. For example, the effects of abnormally high rainfall or drought in a given year may impact production of grapes, which can impact both VWE’s revenues and its costs from year to year.

In addition, extreme weather events, such as wildfires can result in potentially significant expenses to repair or replace a vineyard or facility as well as impact the ability of grape suppliers to fulfill their obligations to VWE. During the six months ended December 31, 2020 and the fiscal year ended June 30, 2020, VWE recognized a farming loss of approximately $3.3 million and $3.9 million, respectively, associated with damage caused by the Northern California wildfires in calendar years 2020 and 2017. While VWE maintains insurance for property damage, crops, and business interruption relating to catastrophic events, such as fires, the foregoing losses are not covered by VWE’s existing insurance policy. Industry grape suppliers also experienced smoke and fire damage from these wildfires, which may impact availability of grapes. VWE has identified alternative sources for its short-term supply needs. Damage to industry grape supplies in calendar year 2020 and in future years may result in changes to VWE’s production plan, expected case volume and its future gross profit margins.

Industry and Economic Conditions

The wine industry is recession resistant, with sustained growth over the past 25 years despite downturns in economic conditions from time to time. Consumers are increasingly purchasing higher priced wines and other alcoholic beverages, which has accelerated throughout the COVID-19 pandemic. Consumption increases are largely in the $10.00 or more retail price per bottle premium and luxury wine categories. Over the past ten years, the premium segment ($10 to $20 retail sales price) has grown on average by 6.6% annually. VWE benefits from this trend by focusing on the premium wine segment. Approximately 80% of VWE’s wine sales are in the $10.00 to $20.00 per bottle range.

Casualty gain

VWE suffered smoke-tainted inventory damage resulting from the October 2017 Napa and Sonoma County wildfires. VWE filed an insurance claim for this damage, which was settled in December 2020 for approximately $4.75 million. The gain of litigation proceeds for the six months ended December 31, 2020, consists of payments VWE received from its insurer.

Results of Operations

Comparison of Three and Six Months ended December 31, 2020 (unaudited) and Three and Six Months ended December 31, 2019 (unaudited)

The following table summarizes VWE’s operating results for the periods presented:

	Three Months Ended December 31, (Unaudited)		Dollar	Percent
	2020	2019	Change	Change
	(in thousands, except %)
Net revenues:
Wine and spirits	$52,084.4	$46,308.8	$5,775.6	12.5%
Non-wine	10,893.2	9,202.6	1,690.6	18.4%

Total net revenues	62,977.6	55,511.4	7,466.2	13.4%

Cost of revenues:
Wine and spirits	33,212.9	26,470.1	6,742.8	25.5%
Non-wine	6,293.3	5,583.5	709.8	12.7%

Total cost of revenues	39,506.2	32,053.6	7,452.6	23.3%

Gross profit	23,471.4	23,457.8	13.6	0%

Selling, general, and administrative expenses	18,233.0	18,383.4	(150.4)	(0.8)%
Gain on sale of assets	(1,320.9)	102.5	(1,423.4)
Gain on litigation proceeds	(4,750.0)	—	(4,750.0)

Total operating expenses	12,162.1	18,485.9	(6,323.8)	(34.2)%

Income from operations	11,309.3	4,971.9	6,337.4	127.5%

Other income (expense):
Interest expense	(1,950.2)	(4,018.3)	(2,068.1)	(51.5)%
Net unrealized gain (loss) on interest rate swap agreements	1,777.2	2,516.3	(739.1)	(29.4)%
Other, net	166.7	189.3	(22.6)	(11.9)%

Total other income (expense)	(6.3)	(1,312.7)	1,306.4

Income (loss) before provision for income taxes	11,303.0	3,659.2	7,643.8
Income tax provision	(2,027.6)	(917.4)	(1,110.2)

Net (loss) income	$9,275.4	$2,741.8	$6,553.6

	Six Months Ended December 31, (Unaudited)		Dollar	Percent
	2020	2019	Change	Change
	(in thousands, except %)
Net revenues:
Wine and spirits	$94,847.1	$83,815.1	$11,032.0	13.2%
Non-wine	21,964.6	18,817.6	3,147.0	16.7%

Total net revenues	116,811.7	102,632.7	14,179.0	13.8%

Cost of revenues:
Wine and spirits	58,618.4	54,836.1	3,782.3	6.9%
Non-wine	12,192.8	10,704.5	1,488.2	13.9%

Total cost of revenues	70,811.2	65,540.6	5,270.6	8.0%

Gross profit	46,000.5	37,092.1	8,908.5	24.0%

Selling, general, and administrative expenses	32,553.5	35,501.1	(2,947.6)	(8.3)%
Gain on sale of assets	(1,676.9)	(5.8)	1,671.1
Gain of litigation proceeds	(4,750.0)	—	4,750.0

Total operating expenses	26,126.6	35,495.4	(9,368.8)	(26.4)%

Income from operations	19,873.9	1,596.8	18,277.1

Other income (expense):
Interest expense	(5,331.7)	(8,837.5)	(3,505.8)	(39.7)%
Net unrealized gain (loss) on interest rate swap agreements	2,622.8	(179.9)	2,802.7
Other, net	356.4	341.5	14.9	4.4%

Total other income (expense)	(2,352.4)	(8,675.9)	6,323.5

Income (loss) before provision for income taxes	17,521.4	(7,079.1)	24,600.5
Income tax provision	(2,883.9)	2,418.6	(5,302.5)

Net (loss) income	$14,637.5	$(4,660.5)	$19,298.0

Net Revenues

Net revenues for the three months ended December 31, 2020 increased $7.5 million, or 13.4%, to $63 million, from $55.5 million for the three months ended December 31, 2019. The increase was driven by an increase in B2B net revenues of $7.8 million and DTC net revenues of $4.1 million, partially offset by a decrease in Other net revenues of $(2.9) million and Wholesale net revenues of $(1.5) million.

Net revenues for the six months ended December 31, 2020 increased $14.2 million, or 13.8%, to $116.8 million, from $102.6 million for the six months ended December 31, 2019. The increase was driven by an increase in DTC net revenues of $4.6 million coupled with an increase in B2B net revenues of $16.6 million, partially offset by a decrease in Wholesale net revenues of $(4.2) million and a decrease in Other net revenues of $(2.8) million.

Gross Profit

Gross profit for the three months ended December 31, 2020 remained unchanged as compared to the same period in 2019 ($23.4 million versus $23.4 million), despite increased net revenues, primarily due to increased volumes of lower margin B2B cases, partially offset by decreases in Wholesale volume related to discontinued brands.

Gross profit for the six months ended December 31, 2020 increased $8.9 million, or 24.0%, to $46.0 million, from $37.1 million in the 2019 period. The increase in gross profit was driven by the increase in B2B net revenues described above along with an overall increase in gross margin due to a more favorable product mix related to DTC in the 2020 period.

Selling, general, and administrative expenses

Selling, general, and administrative expenses for the three months ended December 31, 2020 decreased slightly as compared to the same period in 2019 ($18.2 million versus $18.4 million).

Selling, general, and administrative expenses for the six months ended December 31, 2020 decreased approximately $(2.9) million, to approximately $32.6 million, or (8.3)%, from $35.5 million in the 2019 period. The decrease in selling, general, and administrative expenses was driven by reductions in employee costs (payroll, travel and entertainment) and occupancy costs associated with closed tasting rooms due to the COVID-19 pandemic, partially offset by higher insurance, freight and storage costs.

(Gain) on litigation proceeds

VWE recognized a gain of litigation proceeds of approximately $(4.8) million in the three and six month periods ended December 31, 2020 due to an insurance settlement related to smoke-tainted inventory caused by wildfires in 2017.

Income from Operations

Income from operations for the three month period ended December 31, 2020 increased approximately $6.3 million to approximately $11.3 million from approximately $5.0 million in the 2019 period. The increase was driven by an increase in income from operations for each of B2B, DTC and Wholesale slightly offset by an increase in a loss from operations for the Other segment. An increase in income from operations margins for each of B2B, DTC and Wholesale also contributed to the increase.

Income from operations for the six month period ended December 31, 2020 increased approximately $18.3 million to approximately $19.9 million from approximately $1.6 million in the 2019 period. The increase was driven by an increase in income from operations for each of B2B, DTC and Wholesale as well as a decrease in loss from operations for the Other segment. An increase in income from operations margins for each of B2B, DTC and Wholesale also contributed to the increase.

Other Income (Expense)

Total other income (expense) was approximately nil for the three months ended December 31, 2020 compared to $(1.3) million for the three months ended December 31, 2019. The change was due primarily to a lower balance on the VWE credit facility and certain other indebtedness coupled with lower interest rates.

Total other income (expense) was approximately $(2.4) million for the six months ended December 31, 2020 compared to approximately $(8.7) million for the six months ended December 31, 2019, a change of $6.3 million. The change was due primarily to lower interest rates.

Income Tax Provision

(Provision) benefit for income taxes was $(2.0) million for the three months ended December 31, 2020 compared to $(0.9) million for the three months ended December 31, 2019, an increase in income tax provision of $(1.1) million. The increase in the income tax provision for the three months ended December 31, 2020 was primarily due to increased pre-tax income in the 2020 period.

Income tax expense was $2.9 million for the six months ended December 31, 2020. The income tax benefit was $2.4 million for the six months ended December 31, 2019. The income tax expense for the six months ended December 31, 2020 was primarily due to pre-tax income for the period. The income tax benefit for the six months ended December 31, 2019 was primarily due to pre-tax loss for the period.

Comparison of the Year Ended June 30, 2020 and the Year Ended December 31, 2018

The following table summarizes VWE’s operating results for the periods presented:

(in thousands, except %)	Year ended June 30, 2020	Year ended December 31, 2018	Dollar Change	Percent Change
Net revenues:
Wine and spirits	$155,740.6	$147,709.7	$8,030.9	5.4%
Non-wine	34,178.0	36,227.3	(2,049.3)	(5.7)%

Total net revenues	189,918.6	183,937.0	5,981.6	3.3%

Cost of revenues:
Wine and spirits	98,235.8	88,499.3	9,736.5	11.0%
Non-wine	20,050.9	19,317.5	733.4	3.8%

Total cost of revenues	118,286.7	107,816.8	10,469.9	9.7%

Gross profit	71,631.9	76,120.2	(4,488.3)	(5.9)%
Selling, general, and administrative expenses	64,698.8	58,833.4	5,865.4	10.0%
Impairment of intangibles and goodwill	1,281.0	573.2	707.8	123.5%
(Gain) loss on sale of property, plant and equipment	(1,051.7)	148.6	(1,200.3)
Gain on remeasurement of contingent consideration liabilities	(1,034.5)	(664.6)	(369.9)	55.7%

Total operating expenses	63,893.6	58,890.6	5,003.0	9.9%

Income from operations	7,738.3	17,229.6	(9,491.3)	(55.1)%
Other income (expense):
Interest expense	(15,422.1)	(12,174.5)	(3,247.6)	26.7%
Gain on bargain purchase	—	89.4	(89.4)
Net unrealized loss on interest rate swap agreements	(12,945.2)	(2,005.9)	(10,939.3)
Other, net	971.9	245.3	726.6

Total other income (expense)	(27,395.4)	(13,845.7)	(13,549.7)	97.9%

(Loss) income before provision for income taxes	(19,657.1)	3,383.9	(23,041)
Income tax provision	9,957.0	(15,611.5)	25,568.5

Net (loss) income	$(9,700.1)	$(12,227.6)	$2,527.5

Net Revenues

Net revenues for the year ended June 30, 2020 increased approximately $6.0 million, or 3.3%, to $189.9 million, from $183.9 million for the year ended December 31, 2018. The increase was driven by an increase in Wholesale net revenues of approximately $2.7 million, coupled with an increase in DTC net revenues of approximately $6.0 million, which was partially offset by a decrease in B2B net revenues of approximately $(2.6) million and a decrease in Other net revenues of approximately $(0.1) million.

Gross Profit

Gross profit for the year ended June 30, 2020 decreased approximately $(4.5) million, or (5.9)%, to $71.6 million, from $76.1 million for the year ended December 31, 2018. The decrease in gross profit was driven by an overall decrease in gross margin primarily due to a reserve for smoke-tainted inventory being recognized in the 2020 period and increased cost of goods related to purchase accounting associated with acquisitions in 2019.

Selling, general, and administrative expenses

Selling, general, and administrative expenses for the year ended June 30, 2020 increased approximately $5.9 million, or 10.0%, to $64.7 million, from $58.8 million for the year ended December 31, 2018. The increase in selling, general and administrative expenses was driven by increased headcount; higher insurance, freight and shipping costs; recognition of deferred lease costs and a write down of accounts receivable.

Income from Operations

Income from operations for the year ended June 30, 2020 decreased approximately $(9.5) million, or (55.1)%, to approximately $7.7 million from $17.2 million for the year ended December 31, 2018. The decrease was driven by an increased loss from operations of $13.5 million in the Other segment and to a lesser extent a decline in income from the B2B segment of $2.4 million partially offset by increases in income from operations from the Wholesale and DTC segments of $3.3 million and $2.2 million, respectively. Income from operations margins increased for the Wholesale and DTC segments slightly offset by a decrease in income from operation margin in the B2B segment.

Other Income (Expense)

Total other expense was $(27.4) million for the year ended June 30, 2020 compared to $(13.8) million for the year ended December 31, 2018, a change of $(13.5) million or 97.9%. The change was due primarily to an increase in unrealized loss on interest rate swap agreements related to increased interest expense and to a lesser extent an increase in interest expense due to higher debt amounts.

Income Tax Provision

The income tax benefit was approximately $10.0 million for the year ended June 30, 2020 compared to income tax expense of approximately $15.6 million for the year ended December 31, 2018. The income tax benefit in fiscal 2020 was primarily due to state taxes, the release of valuation allowance, a research and development tax credit and other adjustments. The income tax expense for the year ended December 31, 2018 was primarily due to state taxes and the company’s change in tax status to a C-corporation in 2018.

Comparison of the Six Months Ended June 30, 2019 and the Six Months Ended June 30, 2018 (unaudited)

The following table summarizes VWE’s operating results for the periods presented:

	Six Months Ended June 30,		Dollar	Percent
	2019	2018	Change	Change
	(unaudited)
	(in thousands, except %)
Net revenues:
Wine and spirits	$70,010.9	$67,054.3	$2,956.6	4.4%
Non-wine	16,841.6	16,635.9	205.7	1.2%

Total net revenues	86,852.5	83,690.2	3,162.3	3.8%

Cost of revenues:
Wine and spirits	39,919.4	38,813.7	1,105.7	2.8%
Non-wine	9,434.4	7,004.4	2,430.0	34.7%

Total cost of revenues	49,353.8	45,818.1	3,535.7	7.7%

Gross profit	37,498.7	37,872.1	(373.4)	(1.0)%

Selling, general, and administrative expenses	31,983.2	28,992.5	2,990.7	10.3%
(Gain) loss on sale of property, plant and equipment	41.7	(55.4)	97.1
Gain on remeasurement of contingent consideration liabilities	(217.6)	(213.6)	(4.0)	1.9%

Total operating expenses	31,807.3	28,723.5	3,083.8	10.7%

Income from operations	5,691.4	9,148.6	(3,457.2)	(37.8)%

Other income (expense):
Interest expense	(7,575.5)	(5,421.3)	(2,154.2)	39.7%
Gain on bargain purchase	7,137.5	—	7,137.5
Net unrealized loss on interest rate swap agreements	(4,992.1)	—	(4,992.1)
Other, net	207.8	243.0	(35.2)	(14.5)%

Total other income (expense)	(5,222.3)	(5,178.3)	(44.0)	1.0%

(Loss) income before provision for income taxes	469.1	3,970.3	(3,501.2)	(88.2)%
Income tax provision	2,671.9	(15,806.1)	18,478

Net (loss) income	$3,141.0	$(11,835.8)	$14,975.8

Net Revenues

Net revenues for the six months ended June 30, 2019 increased approximately $3.2 million, or 3.8%, to approximately $86.9 million, from approximately $83.7 million for the six months ended June 30, 2018. The increase was driven by an increase in Wholesale of approximately $5.6 million due to the introduction of new brands, partially offset by decreases in DTC and B2B.

Gross Profit

Gross profit for the six months ended June 30, 2019 remained approximately the same as in the 2018 period ($37.5 million versus $37.9 million) due to an increase in cost of revenues as a percentage of net revenues. The increase in cost of revenues as a percentage of net revenues was principally driven by higher cost bulk purchase contracts.

Selling, general, and administrative expenses

Selling, general, and administrative expenses for the six months ended June 30, 2019 increased approximately $3.0 million, or 10.3%, to approximately $32.0 million, from approximately $29.0 million for the six months ended June 30, 2018. The increase in selling, general, and administrative expenses was driven by increased staffing costs related to sales, marketing and support services and increases in insurance and other occupancy costs in DTC.

Income from Operations

Income from operations for the six months ended June 30, 2019 decreased approximately $(3.5) million, to approximately $5.7 million from approximately $9.2 million for the six months ended June 30, 2018. The decrease was primarily driven by higher selling, general and administrative costs.

Other Income (Expense)

Total other income (expense) of approximately $(5.2) million for the six months ended June 30, 2019 remained approximately the same for the six months ended June 30, 2018. Interest expense increased primarily due to higher interest rates. The company recorded a gain on bargain purchase in the six months ended June 30, 2019, partially offset by a net unrealized loss on interest rate swap agreements.

Income Tax Provision

The income tax benefit was approximately $2.7 million for the six months ended June 30, 2019 compared to income tax expense of approximately $15.8 million for the six months ended June 30, 2018. The income tax benefit for the six months ended June 30, 2019 was primarily due to state taxes and the tax treatment of the gain on bargain purchase. The income tax expense for the six months ended June 30, 2018 was primarily due to state taxes and the company’s change in tax status to a C-corporation in 2018.

Comparison of the Year Ended December 31, 2018 and the Year Ended December 31, 2017

The table below sets forth the operating results for VWE’s operating results for the periods presented:

	Year Ended December 31,		Dollar	Percent
	2018	2017	Change	Change
	(in thousands, except %)
Net revenues:
Wine and spirits	$147,709.7	$121,091.9	$26,617.8	22.0%
Non-wine	36,227.3	26,582.5	9,644.8	36.3%

Total net revenues	183,937.0	147,674.4	36,262.6	24.6%

Cost of revenues:
Wine and spirits	88,499.3	69,376.8	19,122.5	27.6%
Non-wine	19,317.5	14,238.6	5,078.9	35.7%

Total cost of revenues	107,816.8	83,615.4	24,201.4	28.9%

Gross profit	76,120.2	64,059.0	12,061.2	18.8%

Selling, general, and administrative expenses	58,833.4	53,953.7	4,879.7	9.0%
Impairment of intangibles and goodwill	573.2	97.6	475.6
Loss on sale of property, plant and equipment	148.6	46.3	102.3
(Gain) on remeasurement of contingent consideration liabilities	(664.6)	(2,584.6)	1,920.0

Total operating expenses	58,890.6	51,513.0	7,377.6	14.3%

Income from operations	17,229.6	12,546.0	4,683.6	37.3%

Other income (expense):
Interest expense	(12,174.5)	(5,600.8)	6,573.7	117.4%
Gain on bargain purchase	89.4	3,757.1	(3,667.7)
Net unrealized loss on interest rate swap agreements	(2,005.9)	—	(2,005.9)
Other, net	245.3	583.4	(338.1)	(57.9)%

Total other income (expense)	(13,845.7)	(1,260.3)	(12,585.2)

(Loss) income before provision for income taxes	3,383.9	11,285.7	(7,901.8)	(70.0)%
Income tax provision	(15,611.5)	—	(15,611.5)

Net (loss) income	$(12,227.6)	$11,285.7	$(23,513.1)

Net Revenues

Net revenues for the year ended December 31, 2018 increased approximately $36.2 million, or 24.6%, to approximately $183.9 million, from $147.7 million for the year ended December 31, 2017. The increase was driven by an increase in the Wholesale and B2B net revenues of $29.0 million and $9.0 million, respectively, partially offset by a decrease in the DTC net revenues of $1.7 million.

Gross Profit

Gross profit for the year ended December 31, 2018 increased approximately $12.1 million, or 18.8%, to approximately $76.1 million, from approximately $64.1 million for the year ended December 31, 2017. The increase in gross profit was driven by the increase in Wholesale case volumes, partially offset by fair market value adjustments associated with acquisitions and higher cost bulk wine contracts.

Selling, general, and administrative expenses

Selling, general, and administrative expenses for the year ended December 31, 2018 increased approximately $4.9 million, or 9.0%, to $58.8 million, from approximately $53.9 million for the year ended December 31, 2017. The increase in selling, general and administrative expenses was driven by increased professional fees in connection with VWE’s conversion to a C-corporation and implementation of new technology systems.

Income from Operations

Income from operations for the year ended December 31, 2018 increased approximately $4.7 million, to approximately $17.2 million from approximately $12.5 million for the year ended December 31, 2017. The increase was driven by an increase in income from operations for each of the Wholesale and B2B segments partially offset by a decline in income from operations in DTC segment. Income from operations margins for each of the Wholesale and B2B segments increased and income from operation margin of the DTC segment declined.

Other Income (Expense)

Total other income (expense) was approximately $(13.8) million for the year ended December 31, 2018 compared to approximately $(1.3) million for the year ended December 31, 2017, a change of approximately $(12.6) million. The change was due primarily to increased interest expense and an increased net unrealized loss on interest rate swap agreements due to higher debt amounts and higher interest rates.

Income Tax Provision

Income tax expense was $15.6 million for the year ended December 31, 2018 compared to $0 for the year ended December 31, 2017. The increase in income tax expense in fiscal 2018 was due to the conversion of VWE from an S-corporation in 2017 to a C-corporation in 2018.

Segment Results

VWE’s financial performance is classified into the following segments: Wholesale, B2B (private label wines and custom winemaking services), DTC and Other. VWE’s corporate operations, including centralized selling expenses, general and administrative and other factors, such as the remeasurements of contingent consideration and impairment of intangible assets and goodwill are not allocated to the segments, as VWE’s management does not believe such items directly reflect VWE’s core operations. Other than VWE’s long-term property, plant and equipment for wine tasting facilities, VWE’s revenue generating assets are utilized across segments. Accordingly, the foregoing items are not allocated to the segments and are not discussed separately as any results that had a significant impact on operating results are included in the consolidated results discussion above.

VWE evaluates the performance of its segments on income from operations, which VWE’s management believes is indicative of operational performance and ongoing profitability. VWE’s management monitors income from operations to evaluate past performance and identify actions required to improve profitability. Operating income assists VWE’s management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that VWE management believes do not directly reflect the core operations and, therefore, are not included in measuring segment performance. VWE defines income from operations as gross margin less operating expenses that are directly attributable to the segment. Selling expenses that can be directly attributable to the segment are allocated accordingly.

Segment Results for the Three and Six Months ended December 31, 2020 (unaudited) and Three and Six Months ended December 31, 2019 (unaudited)

Wholesale Segment Results

	Three Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar Change	Percent Change
Net revenues	$19,263.1	$20,791.2	$(1,528.1)	(7.4)%
Income from operations	$5,634.5	$4,618.4	$1,016.1	22.0%

Wholesale net revenues for the three months ended December 31, 2020 decreased by $(1.5) million, or (7.4)%, from the 2019 period. The decrease was attributable to lower case volumes due to less promotional activity from certain retailers and a decrease in on-premise sales due to the COVID-19 pandemic.

Wholesale income from operations for the three months ended December 31, 2020 increased by $1.0 million, or 22.0%, from the 2019 period. The increase in operating profit was primarily attributable to reduced costs associated with bulk purchase contracts.

	Six Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar Change	Percent Change
Net revenues	$34,306.7	$38,508.0	$(4,201.3)	(10.9)%
Income from operations	$8,622.7	$6,616.4	$2,006.3	30.3%

Wholesale net revenues for the six months ended December 31, 2020 decreased by $(4.2) million, or (10.9)%, from the 2019 period. The decrease was attributable to lower case volumes due to less promotional activity from certain retailers and a decrease in on-premise sales due to the COVID-19 pandemic.

Wholesale income from operations for the six months ended December 31, 2020 increased by $2.0 million, or 30.3%, from the 2019 period. The increase in operating profit was primarily attributable to reduced costs associated with bulk purchase contracts.

B2B Segment Results

	Three Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar change	Percent Change
Net revenues	$20,635.0	$13,067.6	$7,567.4	57.9%
Income from operations	$5,877.4	$2,759.3	$3,118.1	113.0%

B2B net revenues for the three months ended December 31, 2020 increased by $7.6 million, or 57.9%, from the 2019 period. The increase was attributable to increased private label sales, primarily in spirits.

B2B income from operations for the three months ended December 31, 2020 increased by $3.1 million, or 113.0%, from the 2019 period. The increase was attributable to increased case volumes plus more favorable product mix associated with custom production.

	Six Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar Change	Percent Change
Net revenues	$46,451.2	$30,095.3	$16,355.9	54.3%
Income from operations	$14,661.0	$7,720.2	$6,940.8	89.9%

B2B net revenues for the six months ended December 31, 2020 increased by $16.4 million, or 54.3%, from the 2019 period. The increase was attributable to increased private label sales, primarily in spirits.

B2B income from operations for the six months ended December 31, 2020 increased by $6.9 million, or 89.9%, from the 2019 period. The increase was attributable to increased case volumes plus more favorable product mix associated with custom production.

DTC Segment Results

	Three Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar Change	Percent Change
Net revenues	$23,079.1	$19,010.9	$4,068.2	21.4%
Income from operations	$6,893.6	$4,076.4	$2,817.2	69.1%

DTC net revenues for the three months ended December 31, 2020 increased by $4.1 million, or 21.4%, from the 2019 period. The increase was attributable to increased revenues from telemarketing and e-commerce sales, partially offset by decreased tasting room volume due to the COVID-19 pandemic.

DTC income from operations for the three months ended December 31, 2020 increased by $2.8 million, or 69.1%, from the 2019 period. The increase was attributable to increased case volumes from e-commerce and wine clubs.

	Six Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar Change	Percent Change
Net revenues	$33,975.4	$29,405.8	$4,569.6	15.54%
Income from operations	$8,011.5	$4,170.4	$3,841.1	92.1%

DTC net revenues for the six months ended December 31, 2020 increased by $4.6 million, or 15.54%, from the 2019 period. The increase was attributable to increased revenues from telemarketing and e-commerce sales, partially offset by decreased tasting room volume due to the COVID-19 pandemic.

DTC income from operations for the six months ended December 31, 2020 increased by $3.8 million, or 92.1%, from the 2019 period. The increase was attributable to increased case volumes from e-commerce and wine clubs.

Other Segment Results

	Three Months Ended December 31, (unaudited)
(In thousands, except %)	2020	2019	Dollar Change	Percent Change
Net revenues	$0.4	$2,641.7	$(2,641.3)	(100.0)%
Income (loss) from operations	$(7,096.2)	$(6,482.2)	$(614)	(9.47)%

Other net revenues for the three months ended December 31, 2020 decreased by $(2.6) million from the 2019 period. The decrease was attributable to the sale of Sales Pro and Master Class in 2019.

Other income from operations for the three months ended December 31, 2020 decreased by $(0.6) million from the 2019 period.

	Six Months Ended December 31, (unaudited)		Dollar	Percent
(In thousands, except %)	2020	2019	Change	Change
Net revenues	$2,078.4	$4,623.6	$(2,545.2)	(55.0)%
Income (loss) from operations	$(11,421.3)	$(16,910.2)	$5,488.9	32.5%

Other net revenues for the six months ended December 31, 2020 decreased by $(2.5) million, or 55.0%, from the 2019 period. The decrease was attributable to the sale of Sales Pro and Master Class in 2019.

Other income from operations for the six months ended December 31, 2020 increased by $5.5 million, or 32.5%, from the 2019 period due to the sale of the GWP and the gain on the sale of bulk spirits.

Segment Results for the Year Ended June 30, 2020 and the Year Ended December 31, 2018

Wholesale Segment Results

(In thousands, except %)	Year Ended June 30, 2020	Year Ended December 31, 2018	Dollar Change	Percent Change
Net revenues	$75,434.6	$72,722.7	$2,711.9	3.7%
Income from operations	$14,776.7	$11,465.4	$3,311.3	28.9%

Wholesale net revenues for the year ended June 30, 2020 increased by approximately $2.7 million, or 3.7%, from the year ended December 31, 2018. The increase was attributable to an increase in case volumes, partially offset by product mix.

Wholesale income from operations for the year ended June 30, 2020 increased by approximately $3.3 million, or 28.9%, from the year ended December 31, 2018. The increase was attributable to increased case volumes, favorable product mix and reduced operating costs.

B2B Segment Results

(In thousands, except %)	Year Ended June 30, 2020	Year Ended December 31, 2018	Dollar Change	Percent Change
Net revenues	$54,056.3	$56,650.0	$(2,593.7)	(4.6)%
Income from operations	$14,783.3	$17,163.6	$(2,380.3)	(13.9)%

B2B net revenues for the year ended June 30, 2020 decreased by approximately $2.6 million, or (4.6)%, from the year ended December 31, 2018. The decrease was largely attributable to lower case volumes in private label, partially offset by product mix due to increased case volumes of spirits.

B2B income from operations for the year ended June 30, 2020 decreased by approximately $2.4 million, or (13.9)%, from the year ended December 31, 2018. The decrease was attributable to reduced case volumes.

DTC Segment Results

(In thousands, except %)	Year Ended June 30, 2020	Year Ended December 31, 2018	Dollar Change	Percent Change
Net revenues	$55,638.6	$49,657.5	$5,981.1	12.0%
Income from operations	$7,149.4	$4,915.0	$2,234.4	45.5%

DTC net revenues for the year ended June 30, 2020 increased by approximately $6.0 million, or 12.0%, from the year ended December 31, 2018. The increase was attributable to an increase in case volumes and favorable product mix.

DTC income from operations for the year ended June 30, 2020 increased by approximately $2.2 million, or 45.5%, from the year ended December 31, 2018. The increase was attributable to increased case volumes and more favorable product mix, partially offset by lower profitability in tasting rooms due to the COVID-19 pandemic.

Other Segment Results

(In thousands, except %)	Year Ended June 30, 2020	Year Ended December 31, 2018	Dollar Change	Percent Change
Net revenues	$4,789.1	$4,906.8	$(117.7)	(2.4)%
Income (loss) from operations	$(28,971.1)	$(16,314.4)	$(12,656.7)	(77.6)%

Other net revenues for the year ended June 30, 2020 remained relatively stable decreasing by approximately $0.1 million, or (2.4)%, from the year ended December 31, 2018.

Other losses from operations for the year ended June 30, 2020 decreased by $(12.7) million, or (77.6)%, from the year ended December 31, 2018. The increase in losses was attributable to an increase in general and administrative costs related to support structure, information technology, warehousing and fulfillment services coupled with the reserve for smoke-tainted inventory recognized in the 2020 period.

Segment Results for the Year Ended December 31, 2018 and the Year Ended December 31, 2017

Wholesale Segment Results

	Year Ended December 31,		Dollar	Percent
(In thousands, except %)	2018	2017	Change	Change
Net revenues	$72,722.7	$43,708.9	$29,013.8	66.4%
Income from operations	$11,465.4	$4,371.4	$7,094.0	162.3%

Wholesale net revenues for the year ended December 31, 2018 increased by $29.0 million, or 66.4%, from the year ended December 31, 2017. The increase was attributable to an increase in case volumes driven primarily by the acquisition of One True Vine in 2018 and increased international sales.

Wholesale income from operations for the year ended December 31, 2018 increased by $7.1 million, or 162.3%, from the year ended December 31, 2017. The increase was attributable to increased case volumes and production efficiencies.

B2B Segment Results

	Year Ended December 31,		Dollar	Percent
(In thousands, except %)	2018	2017	Change	Change
Net revenues	$56,650.0	$47,612.7	$9,037.3	19.0%
Income from operations	$17,163.6	$13,065.1	$4,098.5	31.4%

B2B net revenues for the year ended December 31, 2018 increased by $9.0 million, or 19.0%, from the year ended December 31, 2017. The increase was attributable to increased case volumes in private label and increased custom crush production.

B2B income from operations for the year ended December 31, 2018 increased by approximately $4.1 million, or 31.4%, from the year ended December 31, 2017. The increase was attributable to increased case volumes in private label and increased custom crush production.

DTC Segment Results

	Year Ended December 31,		Dollar	Percent
(In thousands, except %)	2018	2017	Change	Change
Net revenues	$49,657.5	$51,398.9	$(1,741.4)	(3.4)%
Income from operations	$4,915.0	$7,133.1	$(2,218.1)	(31.1)%

DTC net revenues for the year ended December 31, 2018 decreased by approximately $1.7 million, or (3.4)%, from the year ended December 31, 2017. The decrease was attributable to a decline in case volumes.

DTC income from operations for the year ended December 31, 2018 decreased by approximately $2.2 million, or (31.1)%, from the year ended December 31, 2017. The decrease was attributable to lower case volues and higher costs associated with tasting room sales.

Other Segment Results

	Year Ended December 31,		Dollar	Percent
(In thousands, except %)	2018	2017	Change	Change
Net revenues	$4,906.8	$4,953.9	$(47.1)	(1.0)%
Income (loss) from operations	$(16,314.4)	$(12,023.6)	$(4,290.8)	35.7%

Other net revenues for the year ended December 31, 2018 remained relatively unchanged from the year ended December 31, 2017.

Other losses from operations for the year ended December 31, 2018 increased by approximately $(4.3) million, or 35.7%, from the year ended December 31, 2017. The increase in losses from operations was attributable to a non-recurring sale that occurred in fiscal 2017 versus fiscal 2018.

Liquidity and Capital Resources

VWE’s ongoing operations have, to date, been funded by a combination of cash flow from operations, borrowings under the VWE credit facility and other debt financing. As of December 31, 2020, VWE had cash and cash equivalents on hand of approximately $2.7 million and approximately $29.8 million in borrowing capacity available under its credit facility. VWE had approximately

$320.9 million in total debt as of December 31, 2020. On a pro forma basis, assuming the consummation of the transactions as of December 31, 2020, less total direct and incremental transaction costs of BCAC and VWE estimated at approximately $28.7 million, and $32.0 million cash paid to certain VWE shareholders at the closing of the transactions, New VWE Holdco would have indebtedness of between approximately $155.7 million and $301.2 million, depending on the level of redemptions by BCAC shareholders.

VWE’s principal uses of cash have been to provide working capital, meet debt service requirements, fund capital expenditures and finance strategic plans, including acquisitions. VWE continuously reinvests in its properties and production assets and is currently working on several capital projects. VWE’s capital expenditures are expected to be approximately $28.0 million over the next twelve months, $7.0 million of which will be used to complete VWE’s new bottling line, which is expected to begin operation in the fourth quarter of the fiscal year ending June 30, 2021, and $18.0 million of which will be used to complete the construction of additional warehouse space and completion of the bottling line at VWE’s Ray’s Station facility located in Hopland, California.

VWE believes its existing cash and cash equivalents, the proceeds of the transactions, cash flow from operations, and availability under the VWE credit facility will provide sufficient liquidity to fund VWE’s current obligations, projected working capital requirements, debt service requirements and capital spending requirements for at least the next twelve months from the date of this consent solicitation statement/prospectus. VWE may also seek to finance capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. COVID-19 has negatively impacted the global economy and financial markets which could interfere with VWE’s ability to access sources of liquidity at favorable rates and generate operating cash flows. VWE took advantage of the Paycheck Protection Program (the “PPP”) established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”).

VWE continues to consider acquisition opportunities, but the size and timing of any future acquisitions and the related potential capital requirements cannot be predicted. While VWE has in the past financed certain acquisitions with internally generated cash, term loans and its credit facility, in the event that suitable businesses are available for acquisition upon acceptable terms, VWE may obtain all or a portion of the necessary financing through the incurrence of additional long-term borrowings.

VWE’s future capital requirements will depend on many factors, including funding needs to support our business growth and to respond to business opportunities, challenges or unforeseen circumstances. If our forecasts prove inaccurate, we may be required to seek additional equity or debt financing from outside sources, which we may not be able to raise on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected.

Indebtedness

VWE Credit Facility

During its fiscal year ended June 30, 2020, VWE entered into a $350 million credit facility consisting of (i) a $100.0 million term loan; (ii) a $50.0 million capital expenditure facility; and (iii) a $200.0 million revolving credit facility. The VWE credit facility replaced a prior credit facility that expired upon the commencement of the VWE credit facility. The VWE credit facility can be used to fund acquisitions, real estate purchases, capital equipment purchases and for other general corporate purposes. The VWE credit facility is collateralized by VWE’s eligible inventory and accounts receivable and matures as follows:

Description	Maximum funding	Maturity
Term loan	$100,000,000	July 18, 2026
Revolving credit facility	$200,000,000	July 18, 2024
Capital expenditure facility	$50,000,000	July 18, 2026

Repayments of the term loan and the capital expenditure facility are calculated based on whether the purpose of the original loan or draw was for real estate or capital equipment purchases or draw and are subject to periodic third-party valuations. For real estate purchases, quarterly repayments are equal to 1% of the original principal balance at closing. For capital equipment purchases, quarterly repayments are equal to 1/28th of the original balance. Any unpaid principal is due upon the termination of these loans at maturity. Repayment of the revolving credit facility is required if the borrowing base (as defined in the VWE credit facility) does not support the amount of borrowing on the facility. Borrowings under the VWE credit facility bear interest at a rate per annum equal to, at our option, either (a) a LIBOR rate determined by reference to the LIBOR rate for dollar deposits with a term equivalent to the interest period relevant to such borrowing as administered by the ICE Benchmark Administration, plus an applicable margin or (b) an adjusted base rate, or ABR, determined by reference to the highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate” and (iii) 1.0% above the LIBOR rate for dollar deposits with a one-month term commencing that day, plus an applicable margin. See Note 8 to VWE’s consolidated financial statements included elsewhere in this consent solicitation statement/prospectus for a discussion of VWE’s interest rate swap transactions.

In addition, VWE pays certain recurring fees with respect to the VWE credit facility, including (i) a fee for the unused commitments of the lenders under the revolving credit facility and the capital expenditure facility as of the end of each month, accruing at a rate equal to 0.125% per annum, which may be reduced to 0.0% if the average availability under the revolving credit facility is less than 50%, (ii) letter of credit fees, including a fronting fee and processing fees to each issuing bank, which vary depending on the applicable margin rate based on the average availability under the revolving credit facility and (iii) administration fees. Amortization expense related to debt issuance fees were $191,000 and $13,900 for the year ended June 30, 2020 and the six months ended December 31, 2020, respectively. Amortization expense related to line of credit fees were $242,000 and $223,900 for the year ended June 30, 2020 and the six months ended December 31, 2020, respectively.

The VWE credit facility contains various covenants and restrictions that may, in certain circumstances and subject to carve-outs and exceptions, limit VWE’s ability to, among other things:

•	create liens;

•	make loans to third parties;

•	incur additional indebtedness;

•	make capital expenditures in excess of agreed upon amounts;

•	merge or consolidate with another entity;

•	dispose of its assets;

•	make dividends or distributions to its shareholders;

•	change the nature of its business;

•	amend its organizational documents;

•	make accounting changes; and

•	conduct transactions with affiliates.

VWE also is required to maintain compliance with a minimum fixed charge coverage ratio (as defined in the VWE credit facility) covenant of not less than 1.10:1.00.

VWE may prepay, in full or in part, borrowings under the VWE credit facility without premium or penalty, subject to notice requirements, minimum prepayment amounts and increment limitations, provided that prepayments on all LIBOR loans will be subject to customary “breakage” costs.

To satisfy a condition precedent to the closing of the transactions, VWE must obtain a waiver or amendment of any event of default under its credit facility that would result from the consummation of the transactions. There is no assurance that the lenders under the VWE credit facility will provide such waiver or agree to such amendment, in which case VWE could not satisfy its closing conditions for consummating the transactions.

Convertible Notes

VWE’s convertible notes consist of the following:

•

On January 2, 2018, VWE issued a secured convertible promissory note in favor of Jayson Woodbridge in the original principal amount of $19,000,000. Interest on the outstanding principal amount accrues at the prime rate, as published in the Wall Street Journal on the issuance date, subject to adjustment every six months. The principal amount of the convertible promissory note is due and payable in four equal annual installments commencing on January 2, 2019. VWE may prepay all or part of the outstanding principal amount of the note at any time without premium or penalty. The holder of the note may, at its option, convert all or part of any regularly scheduled principal payment into shares of VWE Series A stock. In addition, the holder has conversion rights upon a liquidity event (as defined in the secured convertible promissory note). As of December 31, 2020, there was $9.5 million of outstanding principal and interest under the secured convertible promissory note, of which $4.75 million was paid in January 2021. Jayson Woodbridge has notified VWE that he intends to convert all the outstanding principal of the secured convertible promissory note immediately prior to the closing of the transactions at which time VWE would have no further liability or obligations under this convertible promissory note.

•

On January 2, 2018, VWE and its wholly-owned subsidiaries entered into a convertible promissory note, which was subsequently amended, in favor of the Rudd Trust in the original principal amount of $9,000,000, which was issued pursuant to a credit agreement of the same date. Interest on the outstanding principal amount accrues at the prime rate in effect on the issuance date plus 4% (or 7.25% as of June 30, 2020), subject to adjustment on the first day of each calendar quarter. The maturity date of the note, as amended, is May 31, 2021. VWE may prepay all or part of the outstanding principal amount of the convertible promissory note at any time without premium or penalty. The holder of the convertible promissory note may, at its election, convert the note into shares of VWE’s Series A stock prior to the maturity date or any prepayment of the outstanding principal amount of the note. As of December 31, 2020, there was approximately $9.7 million of outstanding principal and accrued interest under the convertible promissory note. VWE intends to pay all outstanding principal and accrued interest on the convertible promissory note immediately following the closing of the transactions, at which time VWE would have no further liability or obligations under this convertible promissory note.

•

On January 2, 2018, VWE and its wholly-owned subsidiaries entered into a convertible promissory note, which was subsequently amended, in favor of Patrick Roney in the original principal amount of $1,000,000 issued pursuant to a credit agreement of the same date. Interest on the outstanding principal amount accrues at the prime rate in effect on the issuance date plus 4% (or 7.25% as of June 30, 2020), subject to adjustment on the first day of each calendar quarter. The maturity date of the note, as amended, is May 31, 2021. VWE may prepay all or part of the outstanding principal amount of the convertible promissory note at any time without premium or penalty. The holder of the convertible promissory note may, at its election, convert the note into shares of VWE’s Series A stock prior to the maturity date or any prepayment of the outstanding principal amount of the note. As of December 31, 2020, there was approximately $1.2 million of outstanding principal and accrued interest under the convertible promissory note. VWE intends to pay all outstanding principal and accrued interest on the convertible promissory note immediately following the closing of the transactions, at which time VWE would have no further liability or obligations under this convertible promissory note.

Paycheck Protection Program

On April 14, 2020, VWE entered into a promissory note in favor of Bank of the West issued pursuant to the PPP. The PPP Note matures in April 2022 and accrues interest at the rate of 1% per annum. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable pursuant to section 1106 of the CARES Act, after a period of up to 24 weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness shall be calculated in accordance with the requirements of the PPP, including the provisions of Section 1106 of the CARES Act, although no more than 40 percent of the amount forgiven can be attributable to non-payroll costs. Further, the amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the period of up to 24 weeks. As of December 31, 2020, an aggregate amount of principal of $6,524,977 was outstanding under this loan. The transaction agreement provides that, to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the merger, VWE will escrow with the lender the amount necessary to repay the PPP Note in full plus accrued and unpaid interest. Therafter, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the merger (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable governmental entity will not have been received by VWE prior thereto), New VWE Holdco will redeem for no consideration from each VWE investor party to the investor rights agreement certain shares of New VWE Holdco common stock which are determined to have been over-issued to them. For more details, see “Other Agreements—Investor Rights Agreement—Resale Restrictions.”

See Note 9 “Long-Term Debt” in VWE’s audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus for additional information regarding VWE’s outstanding indebtedness.

Cash Flows

Information about VWE’s cash flows, by category, is presented in its statements of cash flows and is summarized below:

	Six Months Ended December 31,		Year Ended		Six Months Ended		Year Ended
	(unaudited)		June 30,	December 30,	June 30,		December 31
(In millions)	2020	2019	2020	2018	2019	2018	2018	2017
						(unaudited)
Operating activities	$35.2	$(4.8)	$(23.0)	$0.6	$(8.0)	$(5.6)	$0.6	$9.6
Investing activities	$(19.1)	$8.7	$1.3	$(90.2)	$(38.0)	$(69.1)	$(90.2)	$(45.4)
Financing activities	$(15.2)	$0.3	$20.7	$80.8	$46.8	$65.9	$80.8	$42.9

Cash Flows provided by (used in) Operating Activities

Net cash provided by operating activities was $35.2 million for the six months ended December 31, 2020 (unaudited) compared to net cash used in operating activities of $4.8 million for the six months ended December 31, 2019 (unaudited), representing an increase of cash provided by operating activities of $40.0 million. The increase was primarily attributable to the swing in net income to $14.6 million from a net loss of $4.7 million, a reduction in inventories of $24.6 million, which includes a $3.3 million impairment of inventory due to fires, partially offset by an increase in prepaid expenses and other assets of $4.4 million and a reduction in related party liabilities of $4.8 million.

Net cash used in operating activities was $23.0 million for the year ended June 30, 2020 compared to net cash provided by operating activities of $0.6 million for the year ended December 31, 2018, representing an increase of net cash used of $23.6 million. The increase in net cash used was primarily attributable to change in the deferred tax income of $24.8 million, an increase in inventories of $20.5 million, partially offset by an increase in net unrealized loss on interest rate swap agreements of $10.9 million, a reduction in accounts receivable of $4.9 million and an increase in depreciation and amortization of $3.9 million.

Net cash used in operating activities was $8.0 million for the six months ended June 30, 2019 compared to net cash used in operating activities of $5.6 million for the six months ended June 30, 2018 (unaudited), representing an increase in net cash used of $2.4 million. The decrease was primarily attributable to a change in deferred income tax from a provision of $15.4 million to a benefit of $2.3 million partially offset by a swing from a net loss of $11.8 million for the six months ended June 30, 2018 to net income of $3.1 million for the six months ended June 30, 2019.

Net cash provided by operating activities was $0.6 million for the year ended December 31, 2018 compared to net cash provided by operating activities of $9.6 million for the year ended December 31, 2017, representing an decrease in net cash provided of $9.0 million. The decrease was primarily attributable to a swing to a net loss of $12.2 million from net income of $11.3 million, a reduction in accounts payable of $5.6 million, partially offset by the change in the deferred income tax of $15.1 million, and a net unrealized loss on interest rate swap agreements of $2.0 million.

Cash Flows provided by (used in) Investing Activities

Net cash used in investing activities was $19.1 million for the six months ended December 31, 2020 (unaudited), an increase in the use of cash of $27.8 million, compared to $8.7 million net cash provided by investing activities for the six months ended December 31, 2019 (unaudited). The increase was driven primarily by a reduction in proceeds from the disposition of assets of $31.0 million partially offset by $15.1 million used for the acquisition of a business for the six months ended December 31, 2019, compared to the 2020 period. Capital expenditures were higher by $10.9 million, year over year primarily due to the bottling line and warehouse expansion project at Ray’s Station in Hopland, California.

Net cash provided by investing activities was $1.3 million in the year ended June 30, 2020, a decrease in the use of cash of $91.5 million compared to $90.2 million of cash used in investing activities for the year ended December 31, 2018. Cash used in investing activities decreased in 2020 primarily due to the reduction in cash used for the acquisition of businesses of $45.6 million and the generation of $34.9 million in cash from proceeds from disposition of businesses in 2020. Capital expenditures were lower by $11.0 million, year over year due to the completion of the tank farm project at Ray’s Station in Hopland, California in 2018.

Net cash used in investing activities was $38.0 million for the six months ended June 30, 2019, a decrease in the use of cash of $31.1 million compared to $69.1 million for the six months ended June 30, 2018 (unaudited). Cash used in investing activities included acquisiton of businesses of $30.9 million and $56.7 million for the six months ended June 30, 2019 and June 30, 2018 (unaudited), respectively, and capital expenditures of $7.0 million and $12.2 million for the six months ended June 30, 2019 and 2018 (unaudited), respectively. Capital expenditures were lower by $5.2 million, year over year as a result of the completion of the tank farm project at Ray’s Station in 2018.

Net cash used in investing activities was $90.2 million for the year ended December 31, 2018, an increase in the use of cash of $44.8 million compared to $45.4 million from the 2018 period. Cash used in investing activities included an increase of $49.5 million in acquisition of businesses. Capital expenditures were higher by $10.3 million, year over year as a result of investment in the tank farm project at Ray’s Station in 2018.

Cash Flows provided by (used in) Financing Activities

Net cash used in financing activities of $15.2 million for the six months ended December 31, 2020 (unaudited) consisted of principal payments of $12.1 million in excess of proceeds from the line of credit. Cash provided by financing activities was $0.3 million for the six months ended December 31, 2019 (unaudited) and reflects proceeds in excess of payments on the line of credit and long-term debt.

Net cash provided by financing activities of $20.7 million for the year ended June 30, 2020 consisted of proceeds of $19.7 million, net of principal payments, on the credit line and long term debt. Net cash provided by financing activities was $80.8 million for the year ended December 31, 2018 and reflects the proceeds of $31.8 million, net of principal payments, on the line of credit, and long-term debt plus proceeds of $39.7 million from the issuance of VWE Series B stock and proceeds of $10.0 million from related party debt.

Net cash provided by financing activities of $46.8 million for the six months ended June 30, 2019 consisted of net proceeds of $48.8 million from the line of credit and long-term debt. Net cash provided by financing activities was $65.9 million for the six months ended June 30, 2018 (unaudited) consisted of net proceeds of $16.8 million, net of principal payments, on the line of credit and long-term debt, net proceeds of $10.0 million from related parties and $39.7 million from the issuance of VWE Series B stock.

Net cash provided by financing activities of $80.8 million for the year ended December 31, 2018 consisted of proceeds of $31.8 million, net of principal payments, on the line of credit and long-term debt plus proceeds of $39.7 million from the issuance of VWE Series B stock and proceeds of $10.0 million from related party debt. Net cash provided by financing activities was $42.9 million for the year ended December 31, 2017 and reflects proceeds $47.1 million net of principal payments on the line of credit and long-term debt.

Critical Accounting Policies and Estimates

VWE’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of its consolidated financial statements and related disclosures requires VWE to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in its consolidated financial statements. VWE bases its estimates on historical experience, known trends and events, and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. VWE evaluates its estimates and assumptions on an ongoing basis. VWE’s actual results may differ from these estimates under different assumptions or conditions. VWE believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While VWE’s significant accounting policies are described in more detail in Note 1 to its audited consolidated financial statements and notes thereto included elsewhere in this consent solicitation statement/prospectus, VWE believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

VWE recognizes revenue from the sale of wine, including private label wines, to wholesale distributors and to consumers. VWE also recognizes revenue from custom winemaking and production services, grape and bulk sales, private events held at its winery estates and storage services, as well as the sale of other merchandise and services.

VWE adopted the requirements of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), effective January 1, 2019, using the modified retrospective approach. Under Topic 606, revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for its arrangements, VWE performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. VWE recognizes revenue when obligations under the terms of a contract with its customer are satisfied. Generally, this occurs when the product is shipped, and title passes to the customer, and when control of the promised product or service is transferred to the customer. VWE’s standard terms are free on board (“FOB”) shipping point, with no customer acceptance provisions. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. VWE accounts for shipping and handling as activities to fulfill its promise to transfer the associated products. Accordingly, VWE records amounts billed for shipping and handling costs as a component of net sales and classifies such costs as a component of costs of sales. VWE’s products are generally not sold with a right of return unless the product is spoiled or damaged. Historically, returns have not been significant to VWE.

Revenue is generated from one of VWE’s three reporting segments as described below:

Wholesale: Wholesale operations generate revenue from product sold to distributors, which then sell the product to off-premise retail locations such as grocery stores, wine clubs, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars. VWE transfers control and recognizes revenue for these orders upon shipment of the wine out of its own or third-party warehouse facilities. VWE pays depletion and marketing allowances to certain distributors, based on sales to their customers, or the allowance is netted against the purchase price.

Direct to Consumer: VWE sells its wine and other merchandise directly to consumers through wine club memberships, at wineries’ tasting rooms and through the internet. Wine club membership sales are made under contracts with customers, which specify the quantity and timing of future wine shipments. Customer credit cards are charged in advance of wine shipments in accordance with each contract. VWE recognizes revenue for these contracts at the time that control of the wine passes to the customer, which is generally at the time of shipment. Tasting room and internet wine sales are paid for at the time of sale. VWE transfers control and recognizes revenue for this wine when the product is either received by the customer (on-site tasting room sales) or upon the shipment to the customer (internet sales). Sales taxes are calculated based upon the customer’s location and are collected at the time of the sale and recorded in a sales tax liability account. Sales reporting requirements to the states are performed as required by the state and sales taxes are remitted to the government agencies when due.

VWE winery estates hold various public and private events for customers and their wine club members. Upfront consideration received from the sale of tickets or under private event contracts for future events is recorded as deferred revenue. VWE recognizes event revenue on the date the event is held.

Business-to-Business: This segment generates revenue primarily from the sale of private label wines and custom winemaking services. Annually, VWE works with its national retail partners to develop private label wines incremental to their wholesale channel businesses. Additionally, VWE provides custom winemaking and production services. These services are made under contracts with customers, which include specific protocols, pricing, and payment terms. The customer retains title and control of the wine during the production process. VWE recognizes revenue over time as the contract specific performance obligations are met. Additionally, VWE provides storage services for wine inventory of various customers. The customer retains title and control of the inventory during the storage agreement. VWE recognizes revenue over time for storage services, and when the contract specific performance obligations are met.

Other: Its other segment includes revenue from grape and bulk sales, storage services, and revenue under the Sales Pro LLC (“SalesPro”) and Master Class Marketing, LLC (“Master Class”) business line. VWE transfers control and recognize revenue for grape sales when product specification has been met and title to the grapes has transferred, which is generally on the date the grapes are harvested, weighed and shipped. VWE transfers control and recognizes revenue for wine and spirits bulk contracts upon shipment. SalesPro and Master Class revenue represents fees earned from off-premise tastings for third-party customers. These customers include other wine and beer brand owners and producers.

Prior to January 1, 2019, revenues were recognized when all of the following conditions were met according to ASC 605: (I) there was persuasive evidence of an arrangement; (ii) the product had been delivered to the customer; (iii) the collection of the fees was reasonably assured; and (iv) the amount of fees to be paid by the customer was fixed or determinable. Revenue was recognized when the product was shipped and title passed to the customer. Fees earned from bottling, fulfillment, and storage services were recognized as the services were performed.

Income Taxes

Prior to January 1, 2018, VWE elected S Corporation status for federal and California income tax reporting purposes. Accordingly, all income tax attributes were passed through to its stockholders. A 1.5% franchise tax was paid on income for California income tax reporting.

In January 2018, VWE terminated its S Corporation election status for income tax reporting, which resulted in the recognition of tax expense and deferred tax assets and liabilities. Deferred income taxes are determined using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when the expected recognition of a deferred income tax asset is considered to be unlikely.

VWE recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. VWE recognizes interest and penalties related to income tax matters as a component of income tax expense.

Inventories

Inventories of bulk and bottled wines and spirits and inventories of non-wine products and bottling and packaging supplies are valued at the lower of cost using the FIFO method or net realizable value. Costs associated with winemaking, and other costs associated with the manufacturing of products for resale, are recorded as inventory. Net realizable value is the value of an asset that can be realized upon the sale of the asset, less a reasonable estimate of the costs associated with either the eventual sale or the disposal of the asset in question. Inventories are classified as current assets in accordance with recognized industry practice, although most wines and spirits are aged for periods longer than one year.

Goodwill and Intangible Assets

Goodwill represents the excess of consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination. VWE has three reporting units under which goodwill has been allocated. VWE conducts a goodwill impairment analysis annually for impairment, as of the end of the respective fiscal year, or sooner if events or circumstances indicate the carrying amount of the asset may not be recoverable.

VWE’s intangible assets represent purchased intangible assets consisting of both indefinite and finite lived assets. Certain criteria are used in determining whether intangible assets acquired in a business combination must be recognized and reported separately. VWE’s indefinite lived intangible assets, representing trademarks and winery use permits, are initially recognized at fair value and subsequently stated at adjusted costs, net of any recognized impairments. The indefinite lived assets are not subject to amortization. VWE’s finite-lived intangible assets, comprised of customer relationships, are amortized using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. If that pattern cannot be reliably determined, the intangible assets are amortized using the straight-line method over their estimated useful lives and are tested for impairment along with other long-lived assets. Amortization related to the finite-lived assets is included in selling, general and administrative expenses. Intangible assets are reviewed annually for impairment, as of the end of the reporting period, or sooner if events or circumstances indicate the carrying amount of the asset may not be recoverable.

Stock-Based Compensation and Stock Option Valuation

Stock-based compensation is reported at calculated fair value based on the grant date of the share-based payment. The Black-Scholes option-pricing model is used to estimate the calculated fair value of each option grant on the date of grant. VWE amortizes the calculated value to stock-based compensation expense using the straight-line method over the vesting period of the option.

As there has been no public market for the stock options VWE has granted, the grant date fair value of such awards has been determined by its board of directors with the assistance of management and an independent third-party valuation specialist. VWE believes its board of directors has the relevant experience and expertise to determine the fair value of its stock options. The grant date fair value of stock options was determined first by estimating its aggregate equity value using a weighting of discounted cash flows, comparable public companies, and comparable-transactions valuation methodologies. An option-pricing method, which utilizes certain assumptions including volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability, was then used to allocate its total equity value to its different classes of equity according to their rights and preferences. A discount for lack of marketability was applied to determine the stock options equity values. In determining the fair value of the Incentive Units, the methodologies used to estimate its enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Accounting and Valuation Guide”). The assumptions VWE uses in the valuation model are based on future expectations combined with management’s judgment. In the absence of a public trading market, its board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Incentive Units as of the date of each award, including the following factors:

•	independent valuations performed at periodic intervals by an independent third-party valuation firm;

•	its operating and financial performance, forecasts and capital resources;

•	current business conditions;

•	the hiring of key personnel;

•	the status of research and development efforts;

•	the likelihood of achieving a liquidity event for these incentive units, such as an initial public offering or sale of its company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for the stock options;

•	trends and developments in its industry;

•	the market performance of comparable publicly traded technology companies; and

•	the U.S. and global economic and capital market conditions.

The dates of its valuation reports, which were prepared on a periodic basis, were not contemporaneous with the grant dates of its option awards. Therefore, VWE considered the amount of time between the valuation report date and the grant date to determine whether to use the latest valuation report for the purposes of determining the fair value of its options for financial reporting purposes. The additional factors considered when determining any changes in fair value between the most recent valuation report and the grant dates included, when available, the prices paid in recent transactions involving its Series A stock, as well as its operating and financial performance, current industry conditions and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding its future operating performance, the time to completing an initial public offering or other liquidity event and the determinations of the appropriate valuation methods to be applied. If VWE had made different estimates or assumptions, its stock-based compensation expense, net loss and net loss per unit attributable to its member could have been significantly different from those reported in this consent solicitation statement/prospectus.

In valuing its units, VWE determined the equity value of its business by taking a weighted combination of the value indications using the income approach and the market comparable approach valuation methods.

Income Approach

The income approach estimates value based on the expectation of future cash flows a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in its industry or similar lines of business as of each valuation date. This weighted-average cost of capital discount rate, or WACC, is adjusted to reflect the risks inherent in the business. The WACC used for these valuations was determined to be reasonable and appropriate given its debt and equity capitalization structure at the time of each respective valuation. The income approach also assesses the residual value beyond the forecast period and is determined by taking the projected residual cash flow for the final year of the projection and applying a terminal exit multiple. This amount is then discounted by the WACC less the long-term growth rate.

Market Comparable Approach

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined which is applied to its financial metrics to estimate the value of its parent or its subsidiary. To determine its peer group of companies, VWE considered winery and consumer product public companies and selected those most similar to VWE based on various factors, including, but not limited to, financial risk, company size, geographic diversification, profitability, growth characteristics and stage of life cycle.

In some cases, VWE considered the amount of time between the valuation date and the award grant date to determine whether to use the latest valuation determined pursuant to one of the methods described above or to use a valuation calculated by management between the two valuation dates.

Once VWE determined an equity value, VWE utilized the Black-Scholes Option Pricing Model (“BSOPM”) to allocate the equity value to its options. BSOPM values its options by creating call options on the respective equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact VWE’s consolidated financial position and results of operations is disclosed in Note 1 to VWE’s financial statements included elsewhere in this consent solicitation statement/prospectus.

Emerging Growth Company Election

VWE is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the transactions, New VWE Holdco expects to remain an emerging growth company at least through the end of the 2021 fiscal year and New VWE Holdco expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. New VWE Holdco expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date New VWE Holdco (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New VWE Holdco’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, New VWE Holdco intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act and compliance with applicable laws, if, as an emerging growth company, New VWE Holdco intends to rely on such exemptions, New VWE Holdco is not required to, among other things: (a) provide an auditor’s attestation report on New VWE Holdco’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

New VWE Holdco will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2026, (b) the last date of New VWE Holdco’s fiscal year in which it had total annual gross revenue of at least $1.07 billion, (c) the date on which New VWE Holdco is deemed to be a “large accelerated filer” under the rules of the SEC or (d) the date on which New VWE Holdco has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Borrowings under the VWE credit facility bear interest at a floating rate. As a result, VWE may be exposed to fluctuations in interest rates to the extent of its borrowings under this facility. To help manage borrowing costs, VWE may from time to time enter into interest rate swap transactions with financial institutions acting as principal counterparties. Assuming the borrowing of all amounts available under the VWE credit facility, if the 30-day LIBOR rate increases by 1% due to normal market conditions, VWE’s interest expense will increase by approximately $2.0 million per annum. To help mitigate the impact of interest rate change on a portion of this variable-rate debt, VWE entered into forward interest rate swap agreements, which convert a portion of its debt from variable to fixed-rate borrowings during the term of the swap agreement. At December 31, 2020, VWE had interest rate swap agreements with an aggregate notional amount of $225.6 million at an average rate of 2.92% and 2.99%, respectively, for the six months ended December 31, 2020 and the fiscal year ended June 30, 2020. For more details regarding VWE’s interest rate swap transactions, see Note 8 to VWE’s audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus.

Raw Material Price Risks

VWE depends, in part, on third parties for its supply of raw materials. The price, quality and availability of grapes, the principal raw material used by VWE, is subject to fluctuations as a result of domestic supply and demand. Climate change, agricultural and other factors, such as wildfires, disease, pests, extreme weather conditions, water scarcity, biodiversity loss and competing land use, could adversely impact the price, quality and quantity of grapes available to VWE for the production of wine VWE does not generally conduct futures transactions and is exposed to price fluctuations in its grape supply as dictated by changes in domestic price trends.

APPENDIX E—NEW VWE HOLDCO PRO FORMA FINANCIAL STATEMENTS

(See attached)

E-1

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

	VWE December 31, 2020	BCAC December 31, 2020	No Redemptions Adjustments		No Redemptions Pro Forma Combined December 31, 2020	75% Redemptions Adjustments		75% Redemptions Pro Forma Combined December 31, 2020
ASSETS
Current assets:
Cash	$2,668,700	$2,114,670	$364,043,313	(A)		$94,043,313	(O)
			(161,584,100	)(B)		(16,139,600	)(P)
			(6,609,118	)(R)		(6,609,118	)(R)
			(13,500,000	)(C)		(13,500,000	)(C)
			(32,000,000	)(D)		(32,000,000	)(D)
			(15,195,000	)(E)		(15,195,000	)(E)
			(8,130,844	)(F)	$131,807,621	(8,130,844	)(F)	$7,252,121
Accounts receivable, net	9,539,100	—	—		9,539,100	—		9,539,100
Related party receivables	1,053,000	—	—		1,053,000	—		1,053,000
Other receivables	9,350,500	—	—		9,350,500	—		9,350,500
Inventories	208,003,000	—	—		208,003,000	—		208,003,000
Prepaid expenses and other current assets	10,797,800	645,405	—		11,443,205	—		11,443,205

Total current assets	241,412,100	2,760,075	127,024,251		371,196,426	2,468,751		246,640,926
Property, plant, and equipment, net	176,647,300	—	—		176,647,300	—		176,647,300
Goodwill	87,122,900	—	—		87,122,900	—		87,122,900
Intangible assets, net	26,060,200	—	—		26,060,200	—		26,060,200
Other assets	1,777,800	—	—		1,777,800	—		1,777,800
Cash held in escrow for PPP Note	—	—	6,609,118	(R)	6,609,118	6,609,118	(R)	6,609,118
Investments held in Escrow Account	—	364,043,313	(364,043,313	)(A)	—	(364,043,313	)(O)	—

Total assets	$533,020,300	$366,803,388	$(230,409,944)		$669,413,744	(354,965,444)		$544,858,244

LIABILITIES, REDEEMABLE STOCK, NON-CONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$150,444,500	—	$(150,444,500	)(B)	—	$(5,000,000	)(P)	$145,444,500
Accounts payable	25,645,700	$751,891	—		$26,397,591	—		26,397,591
Accrued liabilities and other payables	24,666,900	—	(233,400	)(B)	24,433,500	(223,400	)(P)	24,433,500
Related party liabilities	11,018,500	—	(10,906,200	)(B)	112,300	(10,906,200	)(P)	112,300
Current maturities of long-term debt	16,298,400	—	—		16,298,400	—		16,298,400

Total current liabilities	228,074,000	751,891	(161,584,100)		67,241,791	(16,139,600)		212,686,291

Other long-term liabilities	912,500	—	—		912,500	—		912,500
Long-term debt, less current maturities	144,169,900	—	(4,750,000	)(B)	139,419,900	(4,750,000	)(P)	139,419,900
Interest rate swap liabilities	17,320,400	—	—		17,320,400	—		17,320,400
Deferred tax liability	5,686,600	—	—		5,686,600	—		5,686,600
Deferred gain	12,668,100	—	—		12,668,100	—		12,668,100
Deferred underwriters’ commission	—	13,500,000	(13,500,000	)(C)	—	(13,500,000	)(C)	—

Total liabilities	408,831,500	14,251,891	(179,834,100)		243,249,291	(34,389,600)		388,693,791

BCAC Class A restricted voting shares; 36,000,000 subject to redemption	—	363,312,252	(363,312,252	)(G)	—	(363,312,252	)(Q)	—
VWE Series A redeemable stock, no par value; 10,000,000 and 6,799,424 shares authorized and outstanding, respectively	—	—	(22,336,300	)(I)	—	(22,336,300	)(I)	—
	45,735,000	—	(22,398,700	)(I)	—	(22,398,700	)(I)	—
VWE Series B redeemable stock, no par value; 10,000,000 and 1,588,956 shares authorized and outstanding, respectively	—	—	(4,455,353	)(H)	—	(4,455,353	)(H)	—
	46,028,400	—	(32,000,000	)(D)	—	(32,000,000	)(D)	—

	VWE December 31, 2020	BCAC December 31, 2020	No Redemptions Adjustments		No Redemptions Pro Forma Combined December 31, 2020	75% Redemptions Adjustments		75% Redemptions Pro Forma Combined December 31, 2020
	—	—	(9,573,047	)(H)	—	(9,573,047	)(H)	—
Redeemable noncontrolling interest	1,661,300	—	—		1,661,300	—		1,661,300
Stockholders’ equity (deficit):
VWE Series A stock, no par value, 10,000,000 shares authorized; 872,931 shares issued and outstanding	2,363,500	—	(2,363,500	)(J)	—	(2,363,500	)(J)	—
BCAC Class A restricted voting shares, unlimited shares authorized; no shares issued and outstanding (excluding 36,000,000 shares subject to possible redemption) at December 31, 2020	—	—	—		—	—		—
BCAC Class B shares, unlimited shares authorized; 9,000,000 shares issued and outstanding at December 31, 2020	—	25,000	(8,333	)(K)	—	(8,333	)(K)	—
	—	—	(16,667	)(L)	—	(16,667	)(L)	$—
New VWE Holdco common stock, no par value; 200,000,000 shares authorized; 65,363,700 shares issued and outstanding (no redemptions); 38,363,700 shares issued and outstanding (75% redemptions)	—	—	—	(M)	—	—	(M)	—
Additional paid-in capital	10,526,900	—	363,312,252	(G)		93,312,252	(Q)
			9,573,047	(H)		9,573,047	(H)
			23,398,700	(I)		23,398,700	(I)
			2,363,500	(J)		2,363,500	(J)
			25,000	(L)		25,000	(L)
			4,750,000	(S)		4,750,000	(S)
			(13,345,000	)(E)		(13,345,000	)(E)
			(8,130,844	)(F)		(8,130,844	)(F)
			(10,785,755	)(N)	381,687,800	(10,785,755	)(N)	111,687,800
Retained earnings (accumulated deficit)	18,281,800	(10,785,755)	10,785,755	(N)	43,223,453	10,785,755	(N)	43,223,453
			4,455,353	(H)		4,455,335	(H)
			22,336,300	(I)		22,336,300	(I)
			(1,850,000	)(E)		(1,850,000	)(E)

Total VWE/BCAC stockholders’ equity (deficit)	31,172,200	(10,760,755)	404,499,808		424,911,253	134,499,808		154,911,253
Noncontrolling interest	(408,100)	—	—		(408,100)	—		(408,100)

Total stockholders’ equity (deficit)	30,764,100	(10,760,755)	404,499,808		424,503,153	134,499,808		154,503,153

Total liabilities and stockholders’ equity (deficit)	$533,020,300	$366,803,388	$(230,409,944)		$669,413,744	$(354,965,444)		$544,858,244

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2020

	VWE Six Months Ended December 31, 2020	BCAC Six Months Ended December 31, 2020	No Redemptions Adjustments		No Redemptions Pro Forma Combined Six Months Ended December 31, 2020		75% Redemptions Adjustments		75% Redemptions Pro Forma Combined Six Months Ended December 31, 2020
NET REVENUES
Wine and spirits	$94,847,100	$—	$—		$94,847,100		$—		$94,847,100
Non wine	21,964,600	—	—		21,964,600		—		21,964,600

	116,811,700	—	—		116,811,700		—		116,811,700

COST OF REVENUES	58,618,400	—	—		58,618,400		—		58,618,400
Wine and spirits	12,192,800	—	—		12,192,800		—		12,192,800

Non wine	70,811,200	—	—		70,811,100		—		70,811,100

GROSS PROFIT	46,000,500	—	—		46,000,600		—		46,000,500
Selling, general, and administrative expenses	32,553,500	1,804,899	—		34,358,399		—		34,358,399
Gain on disposition of assets	(1,676,900)	—	—		(1,676,900)		—		(1,676,900)
Gain on litigation proceeds	(4,750,000)	—	—		(4,750,000)		—		(4,750,000)

INCOME (LOSS) FROM OPERATIONS	19,873,900	(1,804,899)	—		18,069,001		—		18,069,001

OTHER INCOME (EXPENSE)
Interest expense	(5,331,700)	—	4,782,928	(BB)	(584,772)		1,043,550	(GG)	(4,288,150)
Investment income		114,340	(114,340	)(CC)	—		(114,340	)(CC)	—
Net unrealized gain on interest rate swap agreements	2,622,800	—	—		2,622,800		—		2,622,800
Other, net	356,400	—	—		356,400		—		356,400

TOTAL OTHER INCOME (EXPENSE)	(2,352,500)	114,340	4,668,588		2,430,428		929,210		(1,308,950)

NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	17,521,400	(1,690,559)	4,668,588		20,499,429		929,210		16,760,051
INCOME TAX PROVISION (BENEFIT)	2,883,900	(393,999)	1,269,856	(DD)	3,759,757		252,745	(DD)	2,742,646

NET INCOME (LOSS)	14,637,500	(1,296,560)	3,398,732		16,739,672		676,465		14,017,405
Net income attributable to the noncontrolling interests	(290,600)		—		(290,600)		—		(290,600)

NET (LOSS) INCOME ATTRIBUTABLE TO VWE/BCAC	14,346,900	(1,296,560)	3,398,732		16,449,072		676,465		13,726,805
Accretion on redeemable VWE Series B stock	3,313,500	—	(3,313,500	)(EE)	—		(3,313,500	)(EE)	—

NET INCOME (LOSS) ALLOCABLE TO VWE SERIES A STOCKHOLDERS	$11,033,400	$(1,296,560)	$6,712,232		$16,449,072		$3,989,965		$13,726,805

Net income (loss) allocable to Series A stockholders per share
Basic	$1.19
Diluted	$1.13
Net (loss) income allocable to Class A Restricted Voting Shareholders per share		(0.00)
Net (loss) income allocable to Class B Shareholders per share		(0.15)
Earnings (loss) per common share					$0.25				$0.35
Weighted average shares used in the calculation of net income (loss) per share allocable to Series A stockholders
Basic	7,672,355
Diluted	8,253,127
Weighted average number of shares used in the calculation of net (loss) income per share
Class A Restricted Voting Shares		36,000,000
Class B Shares		9,000,000
Weighted average common shares outstanding					65,799,759	(FF)			38,799,759	(FF)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JUNE 30, 2020

VWE Twelve Months Ended June 30, 2020	BCAC Twelve Months Ended June 30, 2020	No Redemptions Adjustments	No Redemptions Pro Forma Combined Twelve Months Ended June 30, 2020	75% Redemptions Adjustments	75% Redemptions Pro Forma Combined Twelve Months Ended June 30, 2020
NET REVENUES
Wine and spirits	$155,740,600	$—	$—	$155,740,600	$—	$155,740,600
Non wine	34,178,000	—	—	34,178,000	—	34,178,000

189,918,600	—	—	189,918,600	—	189,918,600

COST OF REVENUES	98,235,800	—	—	98,235,800	—	98,235,800
Wine and spirits	20,050,900	—	—	20,050,900	—	20,050,900

Non wine	118,286,700	—	—	118,286,700	—	118,286,700

GROSS PROFIT	71,631,900	—	—	71,631,900	—	71,631,900
Selling, general, and administrative expenses	64,698,800	1,828,896	3,307,651	(AA)	69,835,347	3,307,651	(AA)	69,835,347
Impairment of intangible assets and goodwill	1,281,000	—	—	1,281,000	—	1,281,000
Gain on sale of assets	(1,051,700)	—	—	(1,051,700)	—	(1,051,700)
Gain on remeasurement of contingent consideration liabilities	(1,034,500)	—	—	(1,034,500)	—	(1,034,500)

INCOME (LOSS) FROM OPERATIONS	7,738,300	(1,828,896)	(3,307,651)	2,601,753	(3,307,651)	2,601,753

OTHER INCOME (EXPENSE)
Interest expense	(15,422,100)	—	5,515,009	(BB)	(9,907,091)	1,056,500	(GG)	(14,365,600)
Investment income	—	4,422,992	(4,422,992	)(CC)	—	(4,422,992	)(CC)	—
Net unrealized loss on interest rate swap agreements	(12,945,200)	—	—	(12,945,200)	—	(12,945,200)
Other, net	971,900	—	—	971,900	—	971,900

TOTAL OTHER INCOME (EXPENSE)	(27,395,400)	4,422,992	(1,092,018)	(21,880,391)	(3,366,492)	(26,338,900)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(19,657,100)	2,594,096	(2,215,633)	(19,278,637)	(6,674,143)	(23,737,147)
INCOME TAX PROVISION (BENEFIT)	(9,957,000)	393,999	(602,652	)(DD)	(10,165,653)	(1,815,367	)(DD)	(11,378,368)

NET (LOSS) INCOME	(9,700,100)	2,200,097	(1,612,981)	(9,112,984)	(4,858,776)	(12,358,779)
Net loss attributable to the noncontrolling interests	(41,200)	—	—	(41,200)	—	(41,200)

NET (LOSS) INCOME ATTRIBUTABLE TO VWE/BCAC	(9,741,300)	2,200,097	(1,612,981)	(9,154,184)	(4,858,776)	(12,399,979)
Accretion on redeemable VWE Series B stock	4,978,000	—	(4,978,000	)(EE)	—	(4,978,000)	—

NET (LOSS) INCOME ALLOCABLE TO SERIES A STOCKHOLDERS	$(14,719,300)	$2,200,097	$3,365,019	$(9,154,184)	$(119,224)	$(12,399,979)

Net (loss) earnings allocable to Series A stockholders per share
Basic	$(1.92)
Diluted	$(1.92)
Net (loss) income allocable to Class A Restricted Voting Shareholders per share	0.42
Net (loss) income allocable to Class B Shareholders per share	(1.39)
Loss per common share	$(0.14)	$(0.32)
Weighted average shares used in the calculation loss per share allocable to Series A stockholders
Basic	7,672,355
Diluted	7,672,355
Weighted average number of shares used in the calculation of net (loss) income per share
Class A Restricted Voting Shares	32,108,635
Class B Shares	8,133,183
Weighted average common shares outstanding	65,799,759	(FF)	38,799,759	(FF)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The transactions will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BCAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the transactions will be treated as the equivalent of VWE issuing stock for the net assets of BCAC, accompanied by a recapitalization. The net assets of BCAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the transactions will be those of VWE. See “Anticipated Accounting Treatment.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 has been prepared using, and should be read in conjunction with:

•	BCAC’s audited balance sheets as of December 31, 2020 and the related notes for the year ended December 31, 2020, which are contained elsewhere in this consent solicitation statement/prospectus; and

•

VWE’s unaudited condensed consolidated balance sheet as of December 31, 2020 and the related notes for the six months ended December 31, 2020, which are contained elsewhere in this consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2020 has been prepared using, and should be read in conjunction with:

•

BCAC’s unaudited statements of operations for the six months ended December 31, 2020, derived from BCAC’s audited statement of operations for the year ended December 31, 2020 and BCAC’s unaudited statements of operations for the six months ended June 30, 2020, included elsewhere in this consent solicitation statement/prospectus; and

•

VWE’s unaudited condensed consolidated statement of operations for the six months ended December 31, 2020 and the related notes, which are contained elsewhere in this consent solicitation statement/prospectus.

The unaudited condensed combined statement of operations of BCAC for the six months ended December 31, 2020 was calculated by taking the audited statements of operations of BCAC for the year ended December 31, 2020 less the unaudited condensed statements of operations of BCAC for the six months ended June 30, 2020.

The unaudited pro forma condensed combined statement of operations for the twelve months ended June 30, 2020 has been prepared using, and should be read in conjunction with:

•

BCAC’s unaudited statement of operations for the twelve months ended June 30, 2020, derived from BCAC’s unaudited statements of operations for the six months ended June 30, 2020 and BCAC’s audited statement of operations for the period of July 8, 2019 (inception) through December 31, 2019 and the related notes, which are included elsewhere in this consent solicitation statement/prospectus; and

•	VWE’s audited consolidated statement of operations for the fiscal year ended June 30, 2020 and the related notes, which are included elsewhere in this consent solicitation statement/prospectus.

The unaudited condensed combined statement of operations of BCAC for the year ended June 30, 2020 was calculated by taking the unaudited condensed statement of operations of BCAC for the six months ended June 30, 2020 plus the audited statement of operations of BCAC for the period of July 8, 2019 (inception) through December 31, 2019.

BCAC’s and VWE’s management have made significant estimates and assumption in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to:

•	any anticipated synergies, operating efficiencies, tax savings, cost savings or increased costs of a public company that may be associated with the transactions;

•

up to 5,726,864 Earnout Shares to holders of shares of VWE Series B stock and VWE Series A stock (other than Wasatch) issuable in the event New VWE Holdco common stock achieves certain performance goals;

•	the impact of the expected acquisition by VWE of Kunde by merger see “VWE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Kunde Acquisition”;

•	the divestiture of certain non-core real estate assets with a combined appraised value in excess of $70 million; and

•	the impact of any Canadian income tax incurred by BCAC under the “corporate emigration” rules in the Tax Act as a result of the domestication.

The pro forma adjustments reflecting the consummation of the transactions are based on certain currently available information and certain assumptions and methodologies that BCAC believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. BCAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of BCAC and VWE.

2. Accounting Policies

Upon consummation of the transactions, the New VWE Holdco will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the combined company.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the transactions and has been prepared for informational purposes only.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(A)	Reflects the release of cash currently invested in marketable securities held in the escrow account.

(B)

Reflects the cash repayment of $150,444,500 of the VWE line of credit and $10,000,000 of VWE convertible notes plus accrued interest of $906,200 owed to Pat Roney and the Rudd Trust and accrued interest of $233,400 relating to the convertible subordinated notes owed to a third party which is converted to VWE Series A stock.

(C)

Reflects the settlement of $13,500,000 of deferred underwriters’ commission (inclusive of the discretionary deferred portion of the underwriting commission). The commission is expected to be paid at the closing of the merger.

(D)	Reflects the cash purchase and retirement of 996,746 shares of VWE Series B stock for $32,000,000, including accreted return of $10,163,047 to be paid at the closing of merger.

(E)

Represents preliminary estimated BCAC and VWE transaction costs of $11,500,000 and $3,695,000, respectively, inclusive of advisory, printing, legal, accounting and listing fees that are paid in cash and $13,345,000 charged through additional paid in capital and $1,850,000 expensed through retained earnings.

(F)	Represents the cash payment for the settlement and cancellation of the existing VWE Stock Option Plan at the closing of the merger.

(G)

Reflects the reclassification of $363,312,252 Class A restricted voting shares subject to redemption to permanent equity and the exchange of 36,000,000 Class A restricted voting shares for 36,000,000 shares of New VWE Holdco common stock in the domestication.

(H)

Represents the recapitalization of 592,210 shares of VWE Series B stock and the issuance of 1,705,192 shares of New VWE Holdco common stock as consideration for the reverse recapitalization. The recapitalization attributes $9,573,047 to additional paid in capital and $4,455,353 to retained earnings.

(I)

Represents the recapitalization of 6,799,424 shares of VWE Series A stock and the issuance of 19,578,054 shares of New VWE Holdco common stock as consideration for the reverse recapitalization. The recapitalization attributes $23,398,700 to additional paid in capital and $22,336,300 to retained earnings.

(J)	Represents the recapitalization of 872,931 shares of VWE Series A stock and the issuance of 2,513,491 shares of New VWE Holdco common stock as consideration for the reverse recapitalization.

(K)	Represents the forfeiture of 3,000,000 BCAC Class B shares for no value.

(L)	Represents the exchange of 6,000,000 BCAC Class B shares for 6,000,000 shares of New VWE Holdco common stock in the domestication.

(M)

Excludes (a) the recapitalization of 906,345 shares of VWE Series A stock to be issued in the Kunde transaction to be closed prior to the completion of the transactions and the issuance of 2,609,702 shares of New VWE Holdco common stock as consideration for the reverse recapitalization, see “VWE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Kunde Acquisition” and (b) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the investor rights agreement to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the merger, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the merger.

(N)	Reflects the reclassification of BCAC’s historical accumulated deficit.

(O)

Reflects the release of cash currently invested in marketable securities held in the escrow account with $270,000,000 used to settle redemptions of 27,000,000 BCAC Class A restricted voting shares at $10.00 per share and the remainder available as cash.

(P)

Reflects the cash repayment of $5,000,000 of the VWE line of credit and $10,000,000 of VWE convertible notes plus accrued interest of $906,200 owed to Pat Roney and the Rudd Trust and accrued interest of $233,400 relating to the convertible subordinated notes owed to a third party which is converted to VWE Series A stock.

(Q)

Reflects (1) the reclassification of $93,312,252 of Class A restricted shares subject to redemption to permanent equity, (2) the exchange of 9,000,000 shares of BCAC Class A restricted shares for 9,000,000 shares of New VWE Holdco common stock in the domestication and (3) the redemption of 27,000,000 shares of BCAC Class A restricted voting shares at $10.00 per share for $270,000,000.

(R)	Reflects the reduction of cash to fund the escrow for the PPP Note.

(S)

Reflects the conversion of $4,750,000 convertible subordinated notes into 230,582 VWE Series A stock prior to the closing of the transactions which is recapitalized into 663,932 shares of New VWE Holdco common stock.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2020 and twelve months ended June 30, 2020 are as follows:

(AA)

Reflects $1,457,651 of compensation expense associated with the settlement and cancellation of the VWE Stock Option Plan and $1,850,000 of VWE transaction expenses for the twelve months ended June 30, 2020.

(BB)

For the six months ended December 31, 2020, reflects the repayment of $150,444,500 of VWE line of credit at an average interest rate of 2.57% and the repayment of $10,000,000 of VWE convertible debt owed to Pat Roney and the Rudd Trust at an average interest rate of 7.25% as intended pursuant to the terms of the transaction agreement. For the twelve months ended June 30, 2020, reflects the repayment of $162,544,500 of VWE line of credit at an average interest rate of 2.83% and the repayment of $10,000,000 of VWE convertible debt owed to Pat Roney and the Rudd Trust and a third party at an average interest rate of 7.25% as intended pursuant to the terms of the transaction agreement.

(CC)

For the six months ended December 31, 2020, reflects the liquidation of the BCAC assets held in trust and the elimination of $114,340 of investment income. For the twelve months ended June 30, 2020, reflects the liquidation of BCAC assets held in trust and the elimination of $4,422,992 of investment income.

(DD)	Applies VWE statutory tax rate of 27.2%.

(EE)

Reverses the accretion of $3,313,500 for the six months ended December 31, 2020 and $4,978,000 for the twelve months ended June 30, 2020 on the VWE Series B stock as it is repaid or recapitalized to New VWE Holdco common stock in full.

(FF)

Excludes (a) the recapitalization of 906,345 shares of VWE Series A stock to be issued in the Kunde transaction to be closed prior to the completion of the transactions and the issuance of 2,609,702 shares of New VWE Holdco common stock as consideration for the reverse recapitalization see “VWE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Kunde Acquisition”, (b) up to 5,726,864 Earnout Shares to holders of shares of VWE Series B stock and VWE Series A stock (other than Wasatch) issuable in the event New VWE Holdco common stock achieves certain performance goals; and (c) up to 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the investor rights agreement to the extent that any portion of the PPP Note has not been forgiven prior to the closing of the merger, on the earlier of VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven and the date that is 18 months after the closing of the merger.

(GG)

For the six months ended December 31, 2020, reflects the repayment of $5,000,000 of VWE line of credit at an average interest rate of 2.57% and the repayment of $10,000,000 of VWE convertible notes owed to Pat Roney and the Rudd Trust at an average interest rate of 7.25% as intended pursuant to the terms of the transaction agreement. For the twelve months ended June 30, 2020, reflects the repayment of $5,000,000 of VWE line of credit at an average interest rate of 2.83% and the repayment of $10,000,000 of VWE convertible notes owed to Pat Roney and the Rudd Trust and a third party at an average interest rate of 7.25% as intended pursuant to the terms of the transaction agreement.

4. Net Earnings per Share

The unaudited pro forma condensed combined financial information reflects the net earnings per share calculated using the outstanding shares of VWE Series B redeemable stock that are not repurchased, the VWE Series A stock and VWE Series A common stock for the issuance of shares of New VWE Holdco common stock at an exchange ratio of 2.879 for each share of VWE capital stock as consideration for the merger, the exchange of BCAC shares for shares of New VWE Holdco common stock in the domestication, assuming the shares were outstanding since July 1, 2019. This table excludes (i) 2,609,702 shares issuable in connection with the Kunde acquisition; (ii) the issuance of up to 5,726,864 Earnout Shares to holders of shares of VWE Series A stock and VWE Series B stock (other than Wasatch), which are issuable in the event New VWE Holdco common stock achieves certain performance goals; and (iii) the 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the investor rights agreement to the extent any portion of the PPP Note has not been forgiven prior to the earlier of (A) the date that is 18 months after the closing of the merger or (B) VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes that the shares issuable relating to the transactions have been outstanding for the entirety of all periods presented. If 75% of such shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of BCAC Class A restricted voting shares for the six months ended December 31, 2020 and for the twelve months ended June 30, 2020:

	For the Six Months Ended December 31, 2020		For the Twelve Months Ended June 30, 2020
	Assuming No Redemptions	Assuming 75% Redemptions	Assuming No Redemptions	Assuming 75% Redemptions
Pro forma net income (loss)	$16,449,072	$13,585,440	$(9,154,184)	$(12,399,979)
Weighted average shares of New VWE Holdco common stock outstanding	65,799,759	38,799,759	65,799,759	38,799,759
Pro forma earnings (loss) per share of New VWE Holdco common stock attributable to common stockholders	$0.25	$0.35	$(0.14)	$(0.32)

The table below represents the earnings per share calculated using the outstanding shares of VWE Series B stock that are not repurchased, the VWE Series A stock and the Series A common stock for the issuance of shares of New VWE Holdco common stock at an exchange ratio of 2.879 for VWE capital stock as consideration for the merger, the exchange of BCAC Class A restricted voting shares and BCAC Class B shares for shares of each share of New VWE Holdco common stock in the domestication, assuming the issuance of 2,609,702 shares of VWE Series A stock in connection with the consummation of the Kunde acquisition and assuming that all such shares were outstanding since July 1, 2019. This table excludes (i) the issuance of up to 5,726,864 Earnout Shares to holders of shares of VWE Series A stock and VWE Series B stock (other than Wasatch), which are issuable in the event New VWE Holdco common stock achieves certain performance goals; and (ii) the 660,911 shares of New VWE Holdco common stock redeemable by New VWE Holdco for no consideration from each VWE shareholder party to the investor rights agreement to the extent any portion of the PPP Note has not been forgiven prior to the earlier of (A) the date that is 18 months after the closing of the merger or (B) VWE’s receipt of notice from the applicable lender or the applicable governmental entity that any or all of the PPP Note will not be forgiven. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares of New VWE Holdco common stock issuable relating to the transactions have been outstanding for the entirety of all periods presented. If 75% of such shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. The unaudited information in the table below has been prepared assuming two alternative levels of redemption into cash of Class A restricted voting shares for the six months ended December 31, 2020 and for the twelve months ended June 30, 2020:

	For the Six Months Ended December 31, 2020		For the Twelve Months Ended June 30, 2020
	Assuming No Redemptions	Assuming 75% Redemptions	Assuming No Redemptions	Assuming 75% Redemptions
Pro forma net income (loss)	$16,449,072	$13,726,805	$(9,154,184)	$(12,399,979)
Weighted average shares of New VWE Holdco common stock outstanding (including shares issued pursuant to the Kunde transaction)(a)	68,409,461	41,409,461	68,409,461	41,409,461
Pro forma earnings (loss) per share of New VWE Holdco common stock attributable to common stockholders (including shares issued pursuant to the Kunde transaction)(a)	$0.24	$0.33	$(0.13)	$(0.30)

(a)

VWE intends to acquire Kunde for approximately $52 million in the form of Series A stock, promissory notes, and cash, net of assumed debt. Kunde selected unaudited financial information for the year ending December 31, 2020 is as follows:

Net Revenues	$12,509,600	Total Assets	$35,046,900
Income from Operations	1,588,700	Line of Credit	7,000,000
Net Income	1,400,100	Short-term and Long-term Debt	6,080,000

See “VWE Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Kunde Acquisition.”

APPENDIX F – OMNIBUS INCENTIVE PLAN

(See attached)

VINTAGE WINE ESTATES, INC.

2021 OMNIBUS INCENTIVE PLAN

1. Purpose and Effective Date.

(a) Purpose. The Vintage Wine Estates, Inc. 2021 Omnibus Incentive Plan (the “Plan”) has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors, employees, and consultants, and (ii) to increase stockholder value. The Plan will provide incentives for participants to increase stockholder value by offering the opportunity to acquire shares of the Company’s common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides.

(b) Effective Date. The Plan will come into existence on the Effective Date. However, no Options or Stock Appreciation Rights will be exercised; no Restricted Stock Units, Performance Shares or Performance Units valued in relation to Shares will vest or be earned; no Restricted Stock or other Stock-based awards will be granted; and no Cash Incentive Award will be paid, unless and until the Plan has been approved by the stockholders of the Company, which approval must occur at the next annual meeting of stockholders of the Company and in any event no later than twelve (12) months after the Effective Date. The Plan will terminate as provided in Section 15.

2. Definitions. Capitalized terms used and not otherwise defined in this Plan or in any Award agreement have the following meanings:

(a) “Administrator” means the Board or the Committee; provided that, to the extent the Board or the Committee has delegated authority and responsibility as an Administrator of the Plan to one or more committees or officers of the Company as permitted by Section 3(b), the term “Administrator” shall also mean such committee(s) and/or officer(s).

(b) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining those individuals to whom an Option or a Stock Appreciation Right may be granted, the term “Affiliate” means any entity that, directly or through one or more intermediaries, is controlled by or is under common control with, the Company within the meaning of Code Sections 414(b) or (c); provided that, in applying such provisions, the phrase “at least 20 percent” shall be used in place of “at least 80 percent” each place it appears therein, or in the case of an Award subject to applicable Canadian securities laws, the term “Affiliate” means, in respect of a Person: (a) another Person that is a Subsidiary of such Person; (b) another Person of which such Person is a Subsidiary and (c) another Person under common control with such Person within the meaning of National Instrument 45-106 — Prospectus Exemptions.

(c) “Applicable Exchange” means the national securities exchange or automated trading system on which the Stock is principally traded at the applicable time.

(d) “Award” means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Stock, Restricted Stock, Restricted Stock Units, a Cash Incentive Award, or any other type of award permitted under this Plan.

(e) “Blackout Period” means a period of time when, pursuant to any policies of the Company or other periods as designated by the Company, designated Persons may not trade in securities of the Company.

(f) “Board” means the Board of Directors of the Company.

(g) “Business Day” means any day on which the Applicable Exchange is open for trading.

(h) “Cash Incentive Award” means the right to receive a cash payment to the extent Performance Goals are achieved (or other requirements are met), as described in Section 10.

(i) “Cause” means, with respect to a Participant, one of the following, which are listed in order of priority:

(i) the meaning given in a Participant’s employment, retention, change of control, severance or similar agreement with the Company or any Affiliate; or if none then

(ii) the meaning given in the Award agreement; or if none then

(iii) the meaning given in the Company’s employment policies as in effect at the time of the determination (or if the determination of Cause is being made within two years following a Change of Control, the meaning given in the Company’s employment policies as in effect immediately prior to the Change of Control); or if none then

(iv) the occurrence of any of the following: (x) the repeated failure or refusal of the Participant to follow the lawful directives of the Company or an Affiliate (except due to sickness, injury or disabilities), (y) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) by the Participant, which, in the good faith judgment of the Company, could result in a material injury to the Company or an Affiliate including but not limited to the repeated failure to follow the policies and procedures of the Company, or (z) the commission by the Participant of a felony or other crime, in either case involving moral turpitude, or the commission by the Participant of an act of financial dishonesty against the Company or an Affiliate.

(j) A “Change of Control” shall have the meaning given in an Award agreement, or if none, shall be deemed to exist if:

(i) a Person acquires fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company having a right to vote in elections of directors; or

(ii) Continuing Directors shall for any reason (other than due to the death or permanent disability of a Continuing Director) cease to constitute a majority of the Board; or

(iii) the Company disposes of all or substantially all of the business of the Company to a party or parties other than a subsidiary or other affiliate of the Company pursuant to a partial or complete liquidation of the Company, sale of assets (including stock of a subsidiary of the Company) or otherwise; or

(iv) there is consummated a merger, consolidation or share exchange of the Company with any other corporation or the issuance of voting securities of the Company in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company), other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date pursuant to express authorization by the Board) representing fifty percent (50%) or more of either the then outstanding shares of Stock or the Company or the combined voting power of the Company’s then outstanding voting securities.

For purposes of this Plan, (x) the term “Continuing Director” shall mean a member of the Board who either was a member of the Board on the Effective Date or who subsequently became a Director and whose election, or nomination for election, was approved by a vote of at least two-thirds (2/3) of the Continuing Directors then in office, or who subsequently became Director and whose election, or nomination for election, was approved pursuant to the Investor Rights Agreement, and (y) the term “Excluded Person” shall mean (A) the Company or its subsidiaries, (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or its subsidiaries, including, for the avoidance of doubt, one or more employee stock ownership plans, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock in the Company.

If an Award is considered deferred compensation subject to the provisions of Code Section 409A, then the foregoing definition shall be deemed amended to the minimum extent necessary to comply with Code Section 409A, and the Administrator may include such amended definition in the Award agreement issued with respect to such Award.

(k) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(l) “Committee” means the Compensation Committee of the Board, any successor committee thereto or such other committee of the Board as may be designated by the Board to possess and exercise the powers and duties of the Administrator hereunder. The Committee shall consist only of Non-Employee Directors (not fewer than two (2)) to the extent necessary for the Plan and Awards to comply with Rule 16b-3 promulgated under the Exchange Act.

(m) “Company” means Vintage Wine Estates, Inc., a Delaware corporation, or any successor thereto.

(n) “Consultant” means a Person (other than an employee, officer or Director of the Company or a Subsidiary) that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to a Subsidiary of the Company, other than services provided in relation to a distribution (as such term is defined in the Securities Act (Ontario));

(ii) provides the services under a written contract between the Company or the Subsidiary and the individual or the Company, as the case may be;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company; and

(iv) has a relationship with the Company or a Subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes

(v) for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner; and

(vi) for a Consultant that is not an individual, an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company.

(o) “Director” means a member of the Board.

(p) “Dividend Equivalent Unit” means the right to receive a payment, in cash or Shares, equal to the cash dividends or other cash distributions paid with respect to a Share.

(q) “Effective Date” means the day the Board adopts the Plan.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(s) “Fair Market Value” of the Shares on any date means either (i) the closing market price at the time of the grant of the Award, or (ii) the volume-weighted average trading price of the Stock on the Applicable Exchange, for the five trading days before the relevant date, or if there is no reported sale price at which the Stock traded on the Applicable Exchange during such period, the average of the closing bid and ask prices (on the Applicable Exchange with the narrowest such bid-ask spread) for the trading day immediately before the relevant date; provided that, if the Board or the Committee does not specify a different method, the Fair Market Value of a Share as of a given date shall be the closing market price as of the trading day immediately preceding the date as of which Fair Market Value is to be determined. If the Stock is not traded on an established stock exchange, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate, but based on objective criteria.

(t) “Insider” means: (a) a Director or senior officer of the Company, (b) a Director or senior officer of a company that is an Insider or Subsidiary of the Company; (c) a Person that beneficially owns or controls, directly or indirectly, non-debt securities of the Company carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing, which voting securities carry more than 10% of the voting rights attached to all outstanding non-debt securities of the Company carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing, or (d) the Company itself if it holds any of its own securities.

(u) “Investor Rights Agreement” means the Investor Rights Agreement ancillary to the Transaction Agreement dated February 3, 2021 among Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia, VWE Acquisition Sub Inc., a Delaware corporation, Vintage Wine Estates, Inc., a California corporation, and, solely for certain limited purposes, Sponsor Capital LP, a Cayman Islands limited partnership, and, solely for certain other limited purposes, Darrell D. Swank, as such Investor Rights Agreement may be amended or restated from time to time.

(v) “Non-Employee Director” means a Director who is not also an employee of the Company or its Subsidiaries.

(w) “Option” means the right to purchase Shares at a stated price for a specified period of time.

(x) “Participant” means an individual selected by the Administrator to receive an Award.

(y) “Performance Goals” means any objective or subjective goals the Administrator establishes with respect to an Award. Performance Goals may include, but are not limited to, the performance of the Company or any one or more of its Subsidiaries, Affiliates or other business units with respect to the following measures: net sales; cost of sales; gross income; gross revenue; revenue; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and exception items; income from continuing operations; net income; earnings per share; diluted earnings per share; total stockholder return; Fair Market Value; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; return on stockholder equity; return on invested capital; return on average total capital employed; return on net capital employed; return on assets; return on net assets employed before interest and taxes; operating working capital; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); average inventories (calculated by taking the average of inventories at the end of each month); economic value added; succession planning; manufacturing return on assets; manufacturing margin; and customer satisfaction. Performance Goals may also relate to a Participant’s individual performance.

The Administrator reserves the right to adjust Performance Goals, or modify the manner of measuring or evaluating a Performance Goal, for any reason the Administrator determines is appropriate, including but not limited to: (i) by excluding the effects of charges for reorganizing and restructuring; discontinued operations; asset write-downs; gains or losses on the disposition of a business; or mergers, acquisitions or dispositions; and extraordinary, unusual and/or non-recurring items of gain or loss; (ii) excluding the costs of litigation, claims, judgments or settlements; (iii) excluding the effects of changes laws or regulations affecting reported results, or changes in tax or accounting principles, regulations or law; and (iv) excluding any accruals of amounts related to payments under the Plan or any other compensation arrangement maintained by the Company or an Affiliate.

The inclusion in an Award agreement of specific adjustments or modifications shall not be deemed to preclude the Administrator from making other adjustments or modifications, in its discretion, as described herein, unless the Award agreement provides that the adjustments or modifications described in such agreement shall be the sole adjustments or modifications.

(z) “Performance Shares” means the right to receive Shares to the extent Performance Goals are achieved (or other requirements are met).

(aa) “Performance Unit” means the right to receive a cash payment and/or Shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved (or other requirements are met).

(bb) “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, or any group of Persons acting in concert that would be considered “persons acting as a group” within the meaning of Treas. Reg. § 1.409A-3(i)(5).

(cc) “Plan” means this Vintage Wine Estates, Inc. 2021 Omnibus Incentive Plan, as it may be amended or restated from time to time.

(dd) “Restricted Stock” means Shares that are subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals or upon the completion of a period of service, or both.

(ee) “Restricted Stock Unit” means the right to receive a Share or a cash payment the value of which is equal to the Fair Market Value of one Share.

(ff) “Section 16 Participants” means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(gg) “Security Based Compensation Arrangement” means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance of deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Shares to one or more directors or officers of the Company or a Subsidiary of the Company, current or past full-time or part-time employees of the Corporation or a Subsidiary of the Company, Insiders or Consultants of the Company or any Subsidiary of the Company including a Share purchased from treasury by one or more officers, directors or officers of the Company or any Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders or Consultants of the Company or a Subsidiary of the Company which is financially assisted by the Company or a Subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Shares or other equity securities of the Company.

(hh) “Share” means a share of Stock.

(ii) “Stock” means the common stock of the Company.

(jj) “Stock Appreciation Right” or “SAR” means the right to receive a cash payment, and/or Shares with a Fair Market Value, equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(kk) “Subsidiary” means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3. Administration.

(a) Administration. In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan or any agreement covering an Award; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan or such Award into effect; and (iv) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

(b) Delegation to Other Committees or Officers. To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to a subcommittee of the Committee or to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; provided that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee, subcommittee or one or more officers to the extent of such delegation.

(c) No Liability; Indemnification. No member of the Board or the Committee, and no officer or member of any other committee to whom a delegation under Section 3(b) has been made, will be liable for any act done, or determination made, by the individual in good faith with respect to the Plan or any Award. The Company will indemnify and hold harmless each such individual as to any acts or omissions, or determinations made, in each case done or made in good faith, with respect to this Plan or any Award to the maximum extent that the law and the Company’s By-Laws permit.

4. Eligibility. The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of the Company or its Affiliates; any individual that the Company or an Affiliate has engaged to become an officer or employee; any Consultant; or any Director, including a Non-Employee Director. The Administrator’s designation of, or granting of an Award to, a Participant will not require the Administrator to designate such individual as a Participant or grant an Award to such individual at any future time. The Administrator’s granting of a particular type of Award to a Participant will not require the Administrator to grant any other type of Award to such individual.

5. Types of Awards. Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing set forth in Section 15(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate, including the plan of an acquired entity).

6. Shares Reserved under this Plan.

(a) Plan Reserve. Subject to adjustment as provided in Section 17, an aggregate of (•)1 Shares are reserved for issuance under this Plan, all of which may be issued pursuant to the exercise of incentive stock options. The Shares reserved for issuance may be either authorized and unissued Shares or Shares reacquired at any time and now or hereafter held as treasury stock.

(b) Depletion and Replenishment of Shares Under this Plan.

(i) The aggregate number of Shares reserved under Section 6(a) shall be depleted on the date of grant of an Award by the maximum number of Shares, if any, with respect to which such Award is granted. Notwithstanding the foregoing, if permitted by the rules of an Applicable Exchange, an Award that may be settled solely in cash at the time of grant shall not cause any depletion of the Plan’s Share reserve at the time such Award is granted.

(ii) To the extent (A) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under the Award (whether due currently or on a deferred basis) or is settled in cash, (B) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (C) Shares are forfeited under an Award, (D) an Award is exercised on a cashless basis such that the number of Shares issuable on exercise or settlement of an Award is reduced by such amount of Shares as have an aggregate Fair Market Value equal to the exercise price of an Option or as a result of the net settlement of an outstanding Stock Appreciation Right or (E) the number of Shares issuable on exercise or settlement of an Award are reduced by such amount of Shares as have an aggregate Fair Market Value equal to federal, state or local tax withholding obligations in order to such satisfy federal, state or local tax withholding obligations, then such Shares shall be recredited to the Plan’s reserve and may again be used for new Awards under this Plan, but Shares recredited to the Plan’s reserve pursuant to clause (D) or (E) may not be issued pursuant to incentive stock options.

1

Note: The number to be inserted here will be 10% of the Company’s common shares outstanding “immediately following the Effective Time” as defined in the Transaction Agreement referred to in the definition of “Investor Rights Agreement” above.

(c) Insider Participation Limits.

(i) The maximum number of Shares issuable under this Plan and any other Security Based Compensation Arrangement to Insiders at any time may not exceed in the aggregate 10% of the shares of Stock outstanding.

(ii) The maximum number of Common Shares issued under this Plan and any other Security Based Compensation Arrangement to Insiders within any one-year period may not exceed in the aggregate 10% of the shares of Stock outstanding.

7. Options. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to: (a) whether the Option is an “incentive stock option” which meets the requirements of Code Section 422, or a “nonqualified stock option” which does not meet the requirements of Code Section 422; (b) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (c) the number of Shares subject to the Option; (d) the exercise price, which may never be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; (e) the terms and conditions of vesting and exercise; (f) the term, except that an Option must terminate no later than ten (10) years after the date of grant, provided that if the expiry date of an Option would fall within a Blackout Period, the expiry date will automatically be extended to the date that is 10 Business Days after the date when the Blackout Period ends; and (g) the manner of payment of the exercise price. In all other respects, the terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise. If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure. To the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of Options may be made by (i) delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (ii) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (iii) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (iv) by any combination of (i), (ii) and/or (iii). Except to the extent otherwise set forth in an Award agreement, a Participant shall have no rights as a holder of Stock as a result of the grant of an Option until the Option is exercised, the exercise price and applicable withholding taxes are paid and the Shares subject to the Option are issued thereunder.

8. Stock Appreciation Rights. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each SAR, including but not limited to: (a) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (b) the number of Shares to which the SAR relates; (c) the grant price, which may never be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant; (d) the terms and conditions of exercise or maturity, including vesting; (e) the term, provided that an SAR must terminate no later than ten (10) years after the date of grant; and (f) whether the SAR will be settled in cash, Shares or a combination thereof.

9. Performance and Stock Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Shares, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares and/or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; (c) the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the Award will be made; (d) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and (e) with respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares (including Restricted Stock), or in a combination of cash and Shares; provided that no dividends or Dividend Equivalent Units shall be paid on Performance Shares or Performance Units prior to their vesting.

10. Cash Incentive Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of a Cash Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment.

11. Dividend Equivalent Units. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Dividend Equivalent Units, including but not limited to whether: (a) such Award will be granted in tandem with another Award; (b) payment of the Award will be made concurrently with dividend payments or credited to an account for the Participant which provides for the deferral of such amounts until a stated time; (c) the Award will be settled in cash or Shares; and (d) as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; provided that Dividend Equivalent Units may not be granted in connection with an Option or Stock Appreciation Right; and provided further that no Dividend Equivalent Unit granted in connection with another Award shall provide for payment prior to the date such Award vests or is earned, as applicable.

12. Other Stock-Based Awards. Subject to the terms of this Plan, the Administrator may grant to a Participant shares of unrestricted Stock as replacement for other compensation to which the Participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or as a bonus.

13. Discretion to Accelerate Vesting. The Administrator may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of a Participant’s death, disability (as defined by the Administrator), retirement, or termination without cause, or as provided in Section 17(c) or upon any other event as determined by the Administrator in its sole and absolute discretion.

14. Transferability. Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to: (a) designate in writing a beneficiary to exercise the Award or receive payment under the Award after the Participant’s death; (b) transfer an Award to the former spouse of the Participant as required by a domestic relations order incident to a divorce; or (c) transfer an Award; provided, however, that with respect to clause (c) above the Participant may not receive consideration for such a transfer of an Award.

15. Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a) Term of Plan. Unless the Board earlier terminates this Plan pursuant to Section 15(b), this Plan will terminate on, and no further Awards may be granted under this Plan, after the tenth (10th) anniversary of the Effective Date.

(b) Termination and Amendment. The Board or the Administrator may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) prior action of the Board, (B) applicable corporation law, or (C) any other applicable law;

(ii) stockholders must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law;

(iii) stockholders must approve an amendment that would diminish the protections afforded by Section 15(e); and

(iv) stockholders must approve:

(A) any amendment to the maximum number of Shares specified in Section 6(a), except as permitted by Section 17 or a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares;

(B) amendments to remove or increase the insider participation limits in Section 6(c);

(C) amendments to extend the term of an Award held by an Insider beyond the original expiry date, except as provided in Section 7;

(D) amendments to the transferability or assignability of an Award pursuant to Section 14;

(E) subject always to Section 15(e), any amendment that would reduce the exercise price of an Option; and

(F) amendments to the amendment provisions in this Section 15(b)(iv).

Without limiting Section 15(b), but subject to Sections 15(b)(i), 15(b)(ii), 15(b)(iii) and 15(b)(iv), the Board may make the following types of changes or amendments to this Plan or any Award or Award agreement without seeking stockholder approval:

(i) amendments of a “housekeeping” or administrative nature, including any amendment to cure any ambiguity, error or omission in this Plan or any Award agreement or to correct or supplement any provision of this Plan or any award Agreement that is inconsistent with any other provision of this Plan or other Award agreement;

(ii) amendments necessary to comply with applicable laws or regulations, including the listing requirements of any principal securities exchange or market on which the Shares are then traded;

(iii) amendments necessary for this Plan or any Awards to comply with or to qualify for favourable treatment under applicable tax laws or regulations;

(iv) amendments to, or waivers of, the vesting provisions or other conditions of this Plan or any Award;

(v) amendments to the termination or early termination provisions of any Award (including any Award held by an Insider) that does not entail an extension beyond the original expiry date of that Award;

(vi) amendments to change any restrictions on the entitlement to or eligibility for Awards;

(vii) amendments or changes to the process by which any Participant is entitled to exercise any Award, including to the form of notice of exercise of any Award, and the place where those notices are to be delivered; and

(viii) amendments necessary to suspend or terminate this Plan or any Award agreement or Award.

(c) Amendment, Modification, Cancellation and Disgorgement of Awards.

(i) Except as provided in Section 15(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; provided that, except as otherwise provided in the Plan or the Award agreement, any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of an Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in such Award, but the Administrator need not obtain Participant (or other interested party) consent for the modification, amendment or cancellation of an Award pursuant to the provisions of subsection (ii) or Section 17 or as follows: (A) to the extent the Administrator deems such action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Shares are then traded; (B) to the extent the Administrator deems necessary to preserve favorable accounting or tax treatment of any Award for the Company; or (C) to the extent the Administrator determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant (or any other person(s) as may then have an interest in the Award). Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(ii) Notwithstanding anything to the contrary in an Award agreement, the Administrator shall have full power and authority to terminate or cause the Participant to forfeit the Award, and require the Participant to disgorge to the Company any gains attributable to the Award, if the Participant engages in any action constituting, as determined by the Administrator in its discretion, Cause for termination, or a breach of a material Company policy, any Award agreement or any other agreement between the Participant and the Company or an Affiliate concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

(iii) Any Awards granted pursuant to this Plan, and any Stock issued or cash paid pursuant to an Award, shall be subject to any recoupment or clawback policy that is adopted by, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to, the Company from time to time.

(d) Survival of Authority and Awards. Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 15 and to otherwise administer the Plan with respect to then-outstanding Awards will extend beyond the date of this Plan’s termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) Repricing and Backdating Prohibited. Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided for in Section 17, neither the Administrator nor any other person may (i) amend the terms of outstanding Options or SARs to reduce the exercise or grant price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise or grant price that is less than the exercise or grant price of the original Options or SARs; or (iii) cancel outstanding Options or SARs with an exercise or grant price above the current Fair Market Value of a Share in exchange for cash or other securities. In addition, the Administrator may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f) Foreign Participation. To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 15(b)(ii).

16. Taxes.

(a) Withholding. In the event the Company or one of its Affiliates is required to withhold any Federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may satisfy such obligation by:

(i) If cash is payable under an Award, deducting (or requiring an Affiliate to deduct) from such cash payment the amount needed to satisfy such obligation;

(ii) If Shares are issuable under an Award, then to the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, (A) withholding Shares having a Fair Market Value equal to such obligations; or (B) allowing the Participant to elect to (1) have the Company or its Affiliate withhold Shares otherwise issuable under the Award, (2) tender back Shares received in connection with such Award or (3) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld; provided that the amount to be withheld under this clause (ii) may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company and its Affiliates to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Administrator requires; or

(iii) Deducting (or requiring an Affiliate to deduct) the amount needed to satisfy such obligation from any wages or other payments owed to the Participant, requiring such Participant to pay to the Company or its Affiliate, in cash, promptly on demand, or make other arrangements satisfactory to the Company or its Affiliate regarding the payment to the Company or its Affiliate of the amount needed to satisfy such obligation.

(b) No Guarantee of Tax Treatment. Notwithstanding any provisions of this Plan to the contrary, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

17. Adjustment and Change of Control Provisions.

(a) Adjustment of Shares. If (i) the Company shall at any time be involved in a merger, amalgamation or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than stock purchase rights issued pursuant to a stockholder rights agreement) or other property (including a spin-off transaction); (iii) the Company shall effect a special or extraordinary distribution (other than distributions or cash dividends in the ordinary course) of the Company’s assets to shareholders; (iv) the Company is involved in a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (v) any other event shall occur, which, in the case of this clause (v), in the judgment of the Administrator necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust any or all of: (A) the number and type of Shares subject to this Plan (including the number and type of Shares described in Section 6(a)) and which may after the event be made the subject of Awards; (B) the number and type of Shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In any such case, the Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. In any event, previously granted Options or SARs are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without exceeding, the value of such Options or SARs.

Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares.

(b) Issuance or Assumption. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c) Effect of Change of Control. Upon a Change of Control, except to the extent an agreement between the Company and a Participant provides for a more favorable result to the Participant or the Administrator determines otherwise, outstanding Awards will be treated as follows:

(i) To the extent the portion of the consideration paid in the Change of Control in cash or cash equivalents constitutes less than eighty percent (80%) of the total consideration paid in the Change of Control, as determined by the Administrator in its discretion, and the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any Participant (or other person with rights in an Award), some or all outstanding Awards may be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the Change of Control transaction, subject to the following requirements:

(A) Each Award which is assumed by the successor or surviving corporation (or parent thereof) shall be appropriately adjusted, immediately after such Change of Control, to apply to the number and class of securities which would have been issuable to the Participant upon the consummation of such Change of Control had the Award been exercised, vested or earned immediately prior to such Change of Control, and such other appropriate adjustments in the terms and conditions of the Award shall be made.

(B) Each outstanding Option that is then held by a Participant and that is vested with respect to fewer than fifty percent (50%) of the total Shares subject to the Option shall become vested and exercisable with respect to fifty percent (50%) of the total Shares subject to the Option as of the Change of Control.

(C) If the securities to which the Awards relate after the Change of Control are not listed and traded on a national securities exchange, then (1) the Participant shall be provided the option, upon exercise or settlement of an Award, to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value equal of the securities that would have otherwise been issued and (2) for purposes of determining such fair value, no reduction shall be taken to reflect a discount for lack of marketability, minority interest or any similar consideration.

(D) Upon the Participant’s termination of employment (or resignation or removal or other departure from the Board in the case of a Participant who is a Non-Employee Director) within two years following the Change of Control (1) by the successor or surviving corporation without Cause, (2) by reason of death or disability, or (3) by the Participant for “good reason,” as defined in any Award agreement or any employment, retention, change of control, severance or similar agreement between the Participant and the Company or any Affiliate, if any, all of the Participant’s Awards that are in effect as of the date of such termination shall vest in full or be deemed earned in full (assuming target performance goals provided under such Award were met, if applicable) effective on the date of such termination. In the event of any other termination of employment within two years after a Change of Control that is not described herein, the terms of the Award agreement shall apply.

(ii) To the extent the portion of the consideration paid in the Change of Control in cash or cash equivalents constitutes at least eighty percent (80%) of the total consideration paid in the Change of Control, as determined by the Administrator in its discretion, or to the extent the purchaser, successor or surviving entity (or parent thereof) in the Change of Control transaction does not agree to assume the Awards or issue replacement awards as provided in clause (i) (including, for the avoidance of doubt, by reason of a Participant’s termination of employment in connection with the Change of Control), then immediately prior to the date of the Change of Control:

(A) Each Option or SAR that is then held by a Participant who is employed by or in the service of the Company or an Affiliate shall become immediately and fully vested, and, unless otherwise determined by the Board or Administrator, all Options and SARs shall be cancelled on the date of the Change of Control in exchange for a cash payment equal to the excess of the Change of Control Price (as defined below) of the Shares covered by the Option or SAR that is so cancelled over the purchase or grant price of such Shares under the Award; provided, however, that all Options and SARs that have a purchase or grant price that is greater than the Change of Control Price shall be cancelled for no consideration;

(B) Restricted Stock and Restricted Stock Units (that are not Performance Awards) that are not then vested shall vest in full;

(C) All Performance Shares, Performance Units, and Cash Incentive Awards for which the performance period has expired shall be paid based on actual performance (and assuming all employment or other requirements had been met in full); and all Performance Shares, Performance Units and Cash Incentive Awards for which the performance period has not expired shall be cancelled in exchange for a cash payment equal to the amount that would have been due under such Award(s), valued assuming that the target Performance Goals had been met at the time of such Change of Control, but prorated based on the number of full months in the performance period that have elapsed as of the date of the Change of Control;

(D) All Dividend Equivalent Units that are not vested shall vest (to the same extent as the Award granted in tandem with the Dividend Equivalent Unit, if applicable) and be paid; and

(E) All other Awards that are not vested shall vest and if an amount is payable under such vested Award, such amount shall be paid in cash based on the value of the Award.

“Change of Control Price” shall mean the per share price paid or deemed paid in the Change of Control transaction, as determined by the Administrator. For purposes of this clause (ii), if the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean the Change of Control Price.

(d) Application of Limits on Payments. Except to the extent the Participant has in effect an employment or similar agreement with the Company or any Affiliate or is subject to a policy that provides for a more favorable result to the Participant upon a Change of Control, in the event that the Company’s legal counsel determines that any payment, benefit or transfer by the Company under this Plan or any other plan, agreement, or arrangement to or for the benefit of the Participant (in the aggregate, the “Total Payments”) would be subject to the tax (“Excise Tax”) imposed by Code Section 4999 but for this subsection (d), then, notwithstanding any other provision of this Plan to the contrary, the Total Payments shall be delivered either (i) in full or (ii) in an amount such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be One Dollar ($1.00) less than the maximum amount that the Participant may receive without being subject to the Excise Tax, whichever of clause (i) or (ii) results in the receipt by the Participant of the greatest benefit on an after-tax basis (taking into account applicable federal, state and local income taxes and the Excise Tax). In the event that clause (ii) results in a greater after-tax benefit to the Participants, payments or benefits included in the Total Payments shall be reduced or eliminated by applying the following principles, in order: (A) the payment or benefit with the higher ratio of the parachute payment value to present economic value (determined using reasonable actuarial assumptions) shall be reduced or eliminated before a payment or benefit with a lower ratio; (B) the payment or benefit with the later possible payment date shall be reduced or eliminated before a payment or benefit with an earlier payment date; and (C) cash payments shall be reduced prior to non-cash benefits; provided that if the foregoing order of reduction or elimination would violate Code Section 409A, then the reduction shall be made pro rata among the payments or benefits included in the Total Payments (on the basis of the relative present value of the parachute payments).

18. Miscellaneous.

(a) Other Terms and Conditions. The Administrator may provide in any Award agreement such other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate to the extent not otherwise prohibited by the terms of the Plan. No provision in an Award agreement shall limit the Administrator’s discretion hereunder unless such provision specifically so provides for such limitation.

(b) Employment and Service. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant’s termination of employment with the Company and its Affiliates;

(iii) a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant’s service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv) a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant’s termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her “separation from service” within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan or an Award to the contrary, if any Participant is a “specified employee” within the meaning of Code Section 409A as of the date of his or her “separation from service” within the meaning of Code Section 409A, then, to the extent required by Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c) No Fractional Shares. No fractional Shares or other securities may be issued or delivered pursuant to this Plan. Unless otherwise determined by the Administrator or otherwise provided in any Award agreement, all fractional Shares that would otherwise be issuable under the Plan shall be canceled for no consideration.

(d) Unfunded Plan; Awards Not Includable for Benefits Purposes. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan’s benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company’s general unsecured creditors. Income recognized by a Participant pursuant to an Award shall not be included in the determination of benefits under any employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) or group insurance or other benefit plans applicable to the Participant which are maintained by the Company or any Affiliate, except as may be provided under the terms of such plans or determined by resolution of the Board.

(e) Requirements of Law and Securities Exchange. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f) Code Section 409A. Any Award granted under this Plan shall be provided or made in such manner and at such time as to either make the Award exempt from, or comply with, the provisions of Code Section 409A, to avoid a plan failure described in Code Section 409(a)(1), and the provisions of Code Section 409A are incorporated into this Plan to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

(g) Governing Law; Venue. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of California, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any award agreement, may only be brought and determined in (i) a court sitting in the State of California, and (ii) a “bench” trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(h) Limitations on Actions. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(i) Construction. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(j) Severability. If any provision of this Plan or any award agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would cause this Plan, any award agreement or any Award to violate or be disqualified under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such award agreement and such Award will remain in full force and effect.

APPENDIX G – NEW VWE HOLDCO ARTICLES OF INCORPORATION

(See attached)

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ARTICLES OF INCORPORATION

OF

VINTAGE WINE ESTATES, INC.

ARTICLE I

The name of the corporation is Vintage Wine Estates, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Nevada is 701 S. Carson St., 200, Carson City, NV. The name of the Company’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes Chapter 78 of the State of Nevada, as amended (the “ACT”).

ARTICLE IV

Section 1. Authorized Capital Stock. The Company is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 202,000,000 shares, consisting of 200,000,000 shares of Common Stock, no par value, and 2,000,000 shares of Preferred Stock, no par value. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Company entitled to vote thereon irrespective of the provisions of NRS 78.2055, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class will be required therefor.

Section 2. Common Stock.

(a) Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board upon any issuance of the Preferred Stock of any series.

(b) Voting. Subject to the rights of the holders of any series of Preferred Stock, the holders of Common Stock will be entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such holder as of the record date for such meeting. Notwithstanding any other provision of these Articles of Incorporation to the contrary, the holders of Common Stock will not be entitled to vote on any amendment to these Articles of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to these Articles of Incorporation (including any Preferred Stock Designation) or the ACT.

(c) Dividends. Subject to the rights of the holders of any series of Preferred Stock, holders of shares of Common Stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor.

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(d) Liquidation. Subject to the rights of the holders of Preferred Stock, shares of Common Stock will be entitled to receive the assets and funds of the Company available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Company, as such terms are used in this Article IV, Section 2(d), will not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

Section 3. Preferred Stock. The Preferred Stock may be issued in one or more series. The Board of Directors of the Company (the “Board”) is hereby authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a) the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b) the voting powers, if any, and whether such voting powers are full or limited in such series;

(c) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d) whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Company;

(f) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Company or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g) the right, if any, to subscribe for or to purchase any securities of the Company or any other corporation or other entity ;

(h) the provisions, if any, of a sinking fund applicable to such series; and

(i) any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof;

all as may be determined from time to time by the Board and stated or expressed in the resolution or resolutions providing for the issuance of such Preferred Stock (collectively, a “Preferred Stock Designation”).

ARTICLE V

The Board (including the affirmative vote of at least one of the Sponsor Nominees, as defined in the Investor Rights Agreement, so long as Bespoke Sponsor Capital LP has a right to nominate one or more Sponsor Nominees) may make, amend, and repeal the Bylaws of the Company. Any Bylaw made by the Board under the powers conferred hereby may be amended or repealed by the Board (except as

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specified in any such Bylaw so made or amended) or by the stockholders in the manner provided in the Bylaws of the Company. Notwithstanding the foregoing and anything contained in these Articles of Incorporation or the Bylaws to the contrary, Sections 1, 2, 8 and 9 of Article II, Sections 2, 3 and 12 of Article III and Article IX of the Bylaws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without (a) until the date of the first annual meeting of the stockholders that is held after the fifth anniversary of the effectiveness of these Articles of Incorporation (the “Sunset Date”), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock (as defined below), voting together as a single class, and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the voting power of the outstanding Voting Stock, voting together as a single class. The Company may in its Bylaws confer powers upon the Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law. For the purposes of these Articles of Incorporation, “Voting Stock” means stock of the Company of any class or series entitled to vote generally in the election of directors.

ARTICLE VI

Subject to the rights of the holders of any series of Preferred Stock, (a) any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders of the Company and may not be taken without a meeting by means of any consent in writing of such stockholders and (b) special meetings of stockholders of the Company may be called only (i) by the Chairman of the Board (the “Chairman”), (ii) by the Chief Executive Officer of the Company (the “Chief Executive Officer”), or (iii) by the Secretary of the Company (the “Secretary”) acting at the request of the Chairman, the Chief Executive Officer or a majority of the total number of directors that the Company would have if there were no vacancies on the Board. At any annual meeting or special meeting of stockholders of the Company, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the Bylaws of the Company.

ARTICLE VII

Section 1. General. The business and affairs of the Company will be managed by or under the direction of the Board.

Section 2. Number. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, the number of the directors will be fixed from time to time in the manner provided in the Bylaws of the Company.

Section 3. Election and Terms of Service.

(a) Subject to the rights, if any, of (i) the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation and (ii) stockholders pursuant to the Investor Rights Agreement entered into by the Company and certain stockholders in the year 2021 (the “Investor Rights Agreement”), directors may be elected by the stockholders only at an annual meeting of stockholders. Election of directors need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the Voting Stock present in person or represented by proxy at a meeting of the stockholders at which directors are to be elected. If authorized by the Board, such requirement of a written ballot will be satisfied by a ballot submitted by electronic transmission as long as any such electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

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(b) All directors elected at meetings of stockholders will be elected by plurality vote of all votes cast at such meeting to hold office for terms expiring at the next annual meeting of stockholders and until their successors are elected and qualified.

Section 4. Nomination of Director Candidates. Advance notice of stockholder nominations for the election of directors must be given in the manner provided in the Bylaws of the Company.

Section 5. Newly Created Directorships and Vacancies. Subject to (a) the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation and (b) the terms of the Investors Rights Agreement, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders and until such director’s successor has been elected and qualified. No decrease in the number of directors constituting the Board may shorten the term of any incumbent director.

Section 6. Removal. Subject to (a) the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, (b) the Investor Rights Agreement with respect to removal of a Sponsor Nominee or a Roney Nominee (as defined in the Investor Rights Agreement), and (c) Article VII, Section 7 and Section 8: (i) any director may be removed from office by the stockholders only for cause until the Sunset Date and, following the Sunset Date, any director may be removed from office by the stockholders with or without cause and, in either case (before or after the Sunset Date), only in the manner provided in clause (ii) of this Article VII, Section 6; and (ii) at any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a director or directors is among the purposes of the meeting and identifies the director or directors proposed to be removed, the affirmative vote of the holders of a majority of the voting power of the outstanding Voting Stock, voting together as a single class, may remove such director or directors for cause.

Section 7. Removal of Sponsor Nominees. Notwithstanding the provisions of Article VII, Section 6, any Sponsor Nominee may be removed for any reason following the expiration of the Sponsor Director Designation Period (as defined in the Investor Rights Agreement) with the approval of a majority of the directors (other than the Sponsor Nominees).

Section 8. Removal of Roney Nominees. Notwithstanding the provisions of Article VII, Section 6, any Roney Nominee may be removed for any reason following the expiration of the Roney Director Designation Period (as defined in the Investor Rights Agreement) with the approval of a majority of the directors (other than the Roney Nominees).

ARTICLE VIII

To the full extent permitted by the ACT and any other applicable law currently or hereafter in effect, no director will be personally liable to the Company or its stockholders for or with respect to any breach of fiduciary duty or other act or omission as a director. No repeal or modification of this Article VIII will adversely affect the protection of any director provided hereby in relation to any breach of fiduciary duty or other act or omission as a director occurring prior to the effectiveness of such repeal or modification. If any provision of the ACT is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors will be eliminated or limited to the fullest extent permitted by the ACT, as so amended.

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ARTICLE IX

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified by the Company to the fullest extent permitted or required by the ACT and any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (“Indemnifiable Losses”); provided, however, that, except as provided in Section 4 of this Article IX with respect to Proceedings to enforce rights to indemnification, the Company will indemnify any such Indemnitee pursuant to this Section 1 in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 2. Right to Advancement of Expenses. The right to indemnification conferred in Section 1 of this Article IX will include the right to advancement by the Company of any and all expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that, if the ACT so requires, an Advancement of Expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including without limitation service to an employee benefit plan) will be made pursuant to this Section 2 only upon delivery to the Company of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it is ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 2. An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 2 is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 1 of this Article IX with respect to the related Proceeding or the absence of any prior determination to the contrary.

Section 3. Contract Rights. The rights to indemnification and to the Advancement of Expenses conferred in Sections 1 and 2 of this Article IX are contract rights and such rights will continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 4. Right of Indemnitee to Bring Suit. If a claim under Section 1 or 2 of this Article IX is not paid in full by the Company within 60 calendar days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period will be 20 calendar days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee will be entitled to the fullest extent permitted or required by the ACT, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader reimbursements of prosecution or defense expenses than such law permitted the Company to provide prior to such amendment), to be

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paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it will be a defense that, and (b) any suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Company will be entitled to recover such expenses, without interest, upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the ACT. Neither the failure of the Company (including its Board or a committee thereof, its stockholders or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the ACT, nor an actual determination by the Company (including its Board or a committee thereof, its stockholders or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, will create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or brought by the Company to recover an Advancement of Expenses hereunder pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, will be on the Company.

Section 5. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article IX will not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Company’s Articles of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise. Nothing contained in this Article IX will limit or otherwise affect any such other right or the Company’s power to confer any such other right.

Section 6. Insurance. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the ACT.

Section 7. No Duplication of Payments. The Company will not be liable under this Article IX to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.

ARTICLE X

The Company reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in these Articles of Incorporation, and any other provisions authorized by the ACT may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Articles of Incorporation in their present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding any other provision of these Articles of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, (a) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the voting power, and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the voting power, in the case of each of clauses (a) and (b), of the outstanding Voting Stock, voting together as a single class, will be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article V, Article VI, Article VII, Article VIII, Article IX, this Article X and Article XI, or in each case, the definition of any capitalized terms used therein or any

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successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of these Articles of Incorporation). Any amendment, repeal or modification of any of Article V, Article VIII, Article IX and this Article X will not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

ARTICLE XI

Unless the Company consents in writing to the selection of an alternative forum, (a) the Second Judicial District Court, in and for the State of Nevada, located in Washoe County, Nevada, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Company to the Company or to the Company’s stockholders, or (iii) any action, suit or proceeding arising pursuant to any provision of the ACT or the Bylaws or these Articles of Incorporation (as either may be amended and/or restated from time to time); and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Nevada (a “Foreign Action”) in the name of any stockholder, such stockholder will be deemed to have consented to (1) the personal jurisdiction of the state and federal courts in the State of Nevada in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (2) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company will be deemed to have notice of and consented to this Article XI. Notwithstanding the foregoing, the provisions of this Article XI will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

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APPENDIX H – NEW VWE HOLDCO BYLAWS

(See attached)

H-1

BYLAWS

OF

VINTAGE WINE ESTATES, INC.

—A Nevada Corporation—

H-2

BYLAWS

OF

VINTAGE WINE ESTATES, INC.

(the “Corporation”)

ARTICLE I

OFFICES

SECTION 1. Registered Office Office. The registered office of the Corporation will be located in such place as may be provided from time to time in the Articles of Incorporation of the Corporation (the “Articles of Incorporation”).

SECTION 2. Principal Executive Offices. The principal executive offices of the Corporation (the “PEO”) shall be located at 937 Tahoe Boulevard, Incline Village, Nevada, unless and until the PEO is located at such other place within or without the State of Nevada as the board of directors of the Corporation (the “Board of Directors”) may determine.

SECTION 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS

SECTION 1. Annual Meetings. The annual meeting of the stockholders of the Corporation will be held wholly or partially by means of remote communication or at such place, within or without the State of Nevada, on such date and at such time as may be determined by the Board of Directors, the Chief Executive Officer or the chairman of the Board of Directors (the “Chairman”) and as will be designated in the notice of said meeting. The Board of Directors may, in its sole discretion, determine that a meeting will not be held at any place, but may instead be held solely by means of remote communication in accordance with Nevada Revised Statutes (“NRS”) 78.320(4) and any applicable part of NRS Chapter 78 (the “ACT”). The Board of Directors, the Chief Executive Officer or the Chairman may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders. At each annual meeting of the stockholders, the stockholders will elect the directors from the nominees for director, to succeed those directors whose terms expire at such meeting and will transact such other business, in each case as may be properly brought before the meeting in accordance with Section 8 of this Article II.

SECTION 2. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by law or by the Articles of Incorporation, may only be held wholly or partially by means of remote communication or at any place, within or without the State of Nevada, and may only be called by the Secretary at the direction of the Board of Directors, by the Chairman or the Chief Executive Officer. Business transacted at any special meeting of stockholders will be limited to matters relating to the purpose or purposes stated in the notice of meeting. Those persons with the power to call a special meeting in accordance with this Section 2 of this Article II also have the power and authority to postpone, reschedule or cancel any previously scheduled special meeting of stockholders. The stockholders may cause business to be specified in the notice of meeting only as and to the extent provided in Section 8 and shall not otherwise be permitted to propose business to be brought before a special meeting of stockholders.

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SECTION 3. Notice and Purpose of Meetings. Except as otherwise provided by law, the Articles of Incorporation or these bylaws, written or printed notice of the meeting of the stockholders stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice will be effective if given by a form of electronic transmission consented to (in a manner consistent with the ACT) by the stockholder to whom the notice is given. If notice is given by mail, such notice will be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice will be deemed given at the time specified in NRS 78.370.

SECTION 4. Quorum. Except as otherwise provided by law, the Articles of Incorporation or these bylaws, the holders of a majority of the shares of common stock issued and outstanding and entitled to vote, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established at a meeting, will not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such a quorum is not present or represented at any meeting of the stockholders, the Chairman of the meeting will have the power to adjourn the meeting from time to time, in the manner provided in Section 7 of this Article II, until a quorum is present or represented.

SECTION 5. Voting Process. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting will be decided by a majority vote of the holders of shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter. Each outstanding share of stock having voting power, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote either in person, by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact, or by an electronic ballot from which it can be determined that the ballot was authorized by a stockholder or proxyholder. The term, validity and enforceability of any proxy will be determined in accordance with the ACT. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect such directors.

SECTION 6. Proxies. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted in a manner permitted by applicable law. No such proxy will be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

SECTION 7. Adjournment. Any meeting of stockholders, annual or special, may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these bylaws by the chairman of the meeting. If the adjournment is for more than 30 calendar days, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors will fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

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SECTION 8. Nominations.

(a) Subject to the rights, if any, of any series of Preferred Stock to nominate or elect directors under circumstances specified in a Preferred Stock Designation (as defined in the Articles of Incorporation), only persons who are nominated in accordance with the procedures set forth in this Section 8 of Article II will be eligible to serve as directors. Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at either an annual meeting or special meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board of Directors or any committee thereof, or (iii) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 8 of Article II is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 8 of Article II.

(b) For any nominations or other business to be properly brought before an annual meeting or special meeting by a stockholder pursuant to Section 8(a)(iii) of this Article II, the stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business (except as otherwise provided in this Section 8 of Article II with respect to the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice will be delivered to the Secretary at the PEO not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. In no event will the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice will set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder and (B) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right will be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect

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to securities of the Corporation, (E) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (G) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 8(b) will be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The foregoing notice requirements of this Section 8(b) of Article II will not apply to director nominations pursuant to the Investor Rights Agreement entered into by the Company and certain stockholders of the Company in the year 2021 (the “Investor Rights Agreement”). The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(c) Notwithstanding anything in the second sentence of Section 8(b) of Article II to the contrary, and except as otherwise set forth in the Investor Rights Agreement, in the event that the number of directors to be elected to the Board of Directors at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 8(b) of Article II and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 8 of Article II will also be considered timely, but only with respect to nominees for the additional directorships, if delivered to the Secretary at the PEO not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(d) Only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders, as called in accordance with the terms of the Articles of Incorporation, at which directors are to be elected pursuant to the Corporation’s notice of meeting, (i) by or at the direction of the Board of Directors or any committee thereof, or (ii) provided that the Board of Directors has determined that directors will be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 8 of Article II is delivered to the Secretary, who is entitled to vote at the meeting and in such election, and who complies with the notice procedures set forth in this Section 8 of Article II. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 8(b) of Article II is delivered to the Secretary at the PEO not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public

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announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event will the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The foregoing notice requirements of this Section 8(d) of Article II will not apply to director nominations pursuant the Investor Rights Agreement.

(e) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 8 of Article II, and in accordance with the terms and requirements of the Articles of Incorporation and the Investor Rights Agreement, will be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business will be conducted at a meeting of stockholders as will have been brought before such annual meeting in accordance with the procedures set forth in this Section 8 of Article II. Except as otherwise provided by law, the Chairman will have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 8 of Article II (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 8(b)(iii)(F) of Article II) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 8 of Article II, to declare that such nomination will be disregarded or that such proposed business will not be transacted. Notwithstanding the foregoing provisions of this Section 8 of Article II, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, as applicable, such nomination will be disregarded and such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 8 of Article II, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(f) For purposes of this Section 8 of Article II, “public announcement” will include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(g) Notwithstanding the foregoing provisions of this Section 8 of Article II, a stockholder will also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 8 of Article II; provided however, that any references in these bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and will not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 8 of Article II (including Sections 8(a)(iii) and 8(d) of this Article II), and compliance with Sections 8(a)(iii) and 8(d) of Article II will be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the third to last sentence of Section 8(b) of Article II, business other than nominations brought properly under and in

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compliance with Rule 14a-8 under the Exchange Act, as may be amended from time to time). Nothing in this Section 8 of Article II will be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act, (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation, or (c) any director nominations brought before any annual meeting pursuant to the terms of the Investor Rights Agreement.

SECTION 9. Conduct of Meetings.

(a) Meetings of stockholders will be presided over by the Chairman, or in the Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors. The Secretary will act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it deems appropriate, including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders will have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as will be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of any meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, will, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and, if the chairman should so determine, the chairman will so declare to the meeting and any such matter or business not properly brought before the meeting will not be transacted or considered. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders will not be required to be held in accordance with the rules of parliamentary procedure.

(c) The chairman of the meeting will announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.

(d) In advance of any meeting of stockholders, the Board of Directors will appoint one or more inspectors of election to act at the meeting or any adjournment thereof and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairman of the meeting will appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. No person who is a candidate for an office at an election may serve as an inspector at such election.

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SECTION 10. No Right to Have Proposal/Nominees Included. A stockholder is not entitled to have its proposal for business or nominees included in the Corporation’s proxy statement and form of proxy solely as a result of such stockholder’s compliance with the provisions of Section 8 of this Article II.

ARTICLE III

DIRECTORS

SECTION 1. Powers. The business affairs of the Corporation will be managed by the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these bylaws directed or required to be exercised or done by the stockholders. The Board of Directors may adopt such rules and regulations, not inconsistent with the Articles of Incorporation or these bylaws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the Corporation.

SECTION 2. Number, Qualifications, Term. Subject to the terms of the Investor Rights Agreement, the Board of Directors will consist of not fewer than five nor more than eleven members. Subject to the Investor Rights Agreement, the number of directors will be fixed by the Board of Directors and may thereafter be changed from time to time by resolution of the Board of Directors; provided, however, that (i) Patrick A. Roney, or if he is not then living, the trustee of (a) Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended, (b) the SLR Non-Exempt Trust U/A/D 4/21/2018 or (c) the Rudd Foundation that owns a plurality of the total shares of common stock of the Corporation then held by the three of them (the “Roney Representative”), pursuant to the terms of the Investor Rights Agreement, will have the right to designate a certain number of directors, if the criteria therein are satisfied (each, a “Roney Nominee”) and (ii) Bespoke Sponsor Capital LP (“Sponsor”), pursuant to the terms of the Investor Rights Agreement, will have the right to designate a certain number of directors, if the criteria therein are satisfied (each, a “Sponsor Nominee”). Directors need not be residents of the State of Nevada nor stockholders of the Corporation. Directors will be elected at each annual meeting of stockholders and will serve until the next annual meeting, or until death, disability, resignation, disqualification or removal, and until their successors are elected and qualified; provided that any directors that are to be elected by the holders of any series of the Preferred Stock will be so elected in the manner provided in the applicable Preferred Stock Designation (as defined in the Articles of Incorporation).

SECTION 3. Vacancies; Newly-Created Directorships. Subject to the Articles of Incorporation, the rights of holders of any series of Preferred Stock and the Investor Rights Agreement, vacancies and newly created directorships resulting from any increase in the number of directors or any vacancy on the Board of Directors that results from the death, disability, resignation, disqualification, removal or other cause may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and will qualify, and will not be filled by the stockholders; provided, that: (a) for so long as the Roney Representative has a right to nominate one or more Roney Nominees, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of any Roney Nominee, including the failure of any Roney Nominee to be elected, will be filled only by the Roney Representative; (b) for so long as Sponsor has a right to nominate one or more Sponsor Nominees pursuant to the Investor Rights Agreement, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of a Sponsor Nominee, including the failure of any Sponsor Nominee to be elected, will be filled only by Sponsor; (c) for so long as the Roney Representative has the right to nominate one or more Roney Nominees, vacancies resulting from an increase in the number of directors will be filled so that Roney Nominees represent a simple majority of the Board of Directors; and (d) for so long as Sponsor has the right to nominate one or more Sponsor Nominees, vacancies resulting from an increase in the number of directors will be filled

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so that Sponsor Nominees hold all director positions less a simple majority of the Board of Directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors will hold office for the remaining term of his or her predecessor. No decrease in the authorized number of directors will shorten the term of any incumbent director.

SECTION 4. Place of Meetings. Meetings of the Board of Directors, regular or special, may be held at the PEO or at another place within or without the State of Nevada.

SECTION 5. Regular Meetings. Regular meetings of the Board of Directors may be held upon such notice, or without notice, and at such time and at such place as will from time to time be determined by the Board of Directors; provided that any director who is absent when such a determination is made will be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

SECTION 6. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or by the number of directors who then legally constitute a quorum. Notice of the date, place and time of any special meeting of the Board of Directors will be given to each director by the Secretary or by the person or persons calling the meeting. Notice will be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, facsimile or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least 24 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least 72 hours in advance of the meeting.

SECTION 7. Notice; Waiver. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Whenever notice is required to be given by law, by the Articles of Incorporation or by these bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, will be deemed equivalent to notice required to be given to such person. Attendance of a director at any meeting will constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 8. Quorum. At all meetings of the Board of Directors, a majority of the directors then in office will constitute a quorum for the transaction of business unless a greater number is required by law, by the Articles of Incorporation or by these bylaws. If a quorum is not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

SECTION 9. Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of video or telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means will constitute presence in person at such meeting.

SECTION 10. Action Without A Meeting. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action so taken, will be signed by all of the directors entitled to vote with respect to the subject matter thereof.

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SECTION 11. Action. Except as otherwise provided by law or in the Articles of Incorporation or these bylaws, if a quorum is present, the affirmative vote of a majority of the members of the Board of Directors will be required for any action.

SECTION 12. Removal of Directors. Subject to any provisions of applicable law and the Articles of Incorporation, any or all of the directors may be removed, until the Sunset Date, only for cause and, following the Sunset Date, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however that (a) no Roney Nominee may be removed from office unless (i) such removal is directed or approved by the Roney Representative pursuant to the Investor Rights Agreement or (ii) the Roney Director Designation Period (as defined in the Investor Rights Agreement) has expired, and (b) no Sponsor Nominee may be removed from office unless (i) such removal is directed or approved by Sponsor pursuant to the Investor Rights Agreement or (ii) the Sponsor Director Designation Period (as defined in the Investor Rights Agreement) has expired.

SECTION 13. Resignation. Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer or the Secretary. Such resignation will be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

SECTION 14. Compensation of Directors. Directors may be paid such compensation for their services provided to the Company at the request of the Board of Directors or any committee thereof and such reimbursement for expenses of attendance at meetings of the Board of Directors or any committee thereof as the Board of Directors or any committee thereof may from time to time determine. No such payment will preclude any director from serving the Corporation or any of its parent or subsidiary entities, or any of their affiliates, in any other capacity and receiving compensation for such service.

ARTICLE IV

COMMITTEES

SECTION 1. Designation of Committees. The Board of Directors may, by resolution adopted by a majority of the entire Board of Directors, designate one or more committees, each of which will, except as otherwise prescribed by law, have such authority of the Board of Directors as will be specified in the resolution of the Board of Directors designating such committee; provided that no committee will have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than election or removal of directors) expressly required by the ACT to be submitted to stockholders for approval or (b) adopting, amending or repealing any provision of these bylaws. The Board of Directors will have the power at any time to change the membership of, to fill all vacancies in and to discharge any such committee, either with or without cause. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise provided in the Articles of Incorporation, these bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee

SECTION 2. Procedure; Meetings; Quorum. Committee meetings, of which no notice will be necessary, may be held at such times and places as will be fixed by resolution adopted by a majority of the members thereof. So far as applicable, the provisions of Article III relating to notice, quorum and voting requirements applicable to meetings of the Board of Directors will govern meetings of any committee of the Board of Directors. Except as the Board of Directors may otherwise determine, any committee may make, alter and repeal rules for the conduct of its business, but unless otherwise

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provided in such rules, its business will be conducted as nearly as possible in the same manner as is provided in these bylaws for the Board of Directors. Any resolution of the Board of Directors establishing or directing any committee of the Board of Directors or establishing or amending the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these bylaws and, to the extent that there is any inconsistency between these bylaws and any such resolution or charter, the terms of these bylaws will control. Each committee of the Board of Directors will keep written minutes of its proceedings and circulate summaries of such written minutes to the Board of Directors before or at the next meeting of the Board of Directors.

ARTICLE V

OFFICERS

SECTION 1. Number. The Board of Directors at its first meeting after each annual meeting of stockholders will choose a Chief Executive Officer, a President, a Secretary and a Treasurer, none of whom need be a member of the Board of Directors. The Board of Directors may also choose a Chairman from among the directors, one or more Vice Presidents (who may be given particular designations with respect to authority, function, or seniority), one or more Assistant Secretaries, and one or more Assistant Treasurers. The Board of Directors may appoint such other officers and agents as it deems necessary, who will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the Board of Directors. Any number of offices may be held by the same person.

SECTION 2. Compensation. Officers of the Corporation will be entitled to such salaries, compensation and reimbursement as may be fixed or allowed from time to time by the Board of Directors, or by a committee of the Board of Directors, and otherwise by the Chief Executive Officer of the Corporation. No officer will be prevented from receiving a salary or other compensation by reason of the fact that such officer is also a director. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed will have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

SECTION 3. Term; Removal; Vacancy. The officers of the Corporation will hold office until their successors are chosen and qualify. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the whole Board of Directors. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Board of Directors, the Chief Executive Officer or the Secretary. Such resignation will be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors and may, in the Board of Director’s discretion, be left unfilled, for such period as it may determine, any offices.

SECTION 4. Chairman. The Chairman shall not be considered an officer of the Corporation in his or her capacity as such. The Chairman will preside at all meetings of the stockholders and all meetings of the Board of Directors. The Chairman will perform such other duties and may exercise such other powers as may from time to time be assigned by these bylaws or by the Board of Directors. In the absence of the Chairman, such other director of the Corporation designated by the Chairman or by the Board of Directors shall act as chairman of any such meeting. The Chairman or the Board of Directors may appoint a vice chairman of the Board of Directors to exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Chairman or by the Board of Directors.

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SECTION 5. Chief Executive Officer. The Chief Executive Officer will have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and will perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors from time to time. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the Vice President (or if there is more than one, the Vice Presidents in the order determined by the Board of Directors) will perform the duties of the Chief Executive Officer and when so performing such duties will have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

SECTION 6. President and Vice Presidents. The President and each Vice President, if any, will perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

SECTION 7. Secretary. The Secretary will perform such duties and will have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary will perform such duties and have such powers as are incident to the office of the secretary, including attending all meetings of the Board of Directors and all meetings of the stockholders, recording all proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, maintaining a stock ledger and preparing lists of stockholders and their addresses as required and being custodian of corporate records. The Secretary will give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform such other duties as may be prescribed by the Board of Directors, Chief Executive Officer or the committees designated by the Board of Directors. The Secretary will have custody of the corporate seal of the corporation and the Secretary, or an assistant secretary, will have the authority to affix the same to an instrument requiring it and, when so affixed, it may be attested by the Secretary’s signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

SECTION 8. Assistant Secretary. The Assistant Secretary, if there is one, or the Assistant Secretaries in the order determined by the Board of Directors, if there is more than one, will, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and will perform such other duties and have such powers as the Board of Directors may from time to time prescribe.

SECTION 10. Treasurer. The Treasurer or Chief Financial Officer will perform such duties and will have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer will perform such duties and have such powers as are incident to the office of treasurer, including custody of the corporate funds, securities and other property of the Corporation, keeping full and accurate accounts of receipts and disbursements in books belonging to the Corporation, depositing all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors, disbursing the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and rendering to the Chairman, the Chief Executive Officer and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all of such officer’s transactions as Treasurer or Chief Financial officer and of the financial condition of the Corporation.

SECTION 11. Assistant Treasurer. The Assistant Treasurer, if there is one, or the Assistant Treasurers in the order determined by the Board of Directors, if there is more than one, will, in the absence or disability of the Treasurer or Chief Financial Officer, perform the duties and exercise the powers of the Treasurer or Chief Financial Officer and will perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

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SECTION 12. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

SECTION 13. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, any Vice President or any other officer authorized to do so by the Board of Directors, and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of stockholders of any company in which the Corporation may own securities and at any such meeting will possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE VI

CAPITAL STOCK

SECTION 1. Issuance of Stock. Subject to the provisions of the Articles of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation’s treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

SECTION 2. Uncertificated Shares. The Corporation shall issue shares in uncertificated form. The Corporation shall not issue stock certificates unless specifically requested by a stockholder upon written request by such stockholder to the Secretary. The Corporation shall provide to the record holders of such shares a written statement of the information required by the ACT to be included on stock certificates. In the event that the Corporation issues shares of stock represented by certificates pursuant to a stockholders request, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the ACT and shall be signed by the officers of the Corporation in the manner permitted by the ACT. Each such certificate will be numbered and signed in a manner that complies with NRS 78.235 of the ACT. Any or all of the signatures on a certificate may be a facsimile signature. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation will send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to NRS 78.235, and with respect to any restrictions on transfer under NRS 78.242 required to be noted on the certificate or in a statement or, with respect to a designation made in accordance with NRS 78.1955, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences, limitations, restrictions and relative rights of each class of stock or series thereof.

SECTION 3. Lost and Destroyed Certificates. If the Corporation issues certificates as set forth in Section 2 of this Article VI, the Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact, satisfactory to the Secretary, by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities or bonds as it deems adequate, to protect the Corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

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SECTION 4. Transfer of Shares. Shares of stock of the Corporation will be transferable in the manner prescribed by law, the Articles of Incorporation and in these bylaws. Transfers of shares of stock of the Corporation will be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates will be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Articles of Incorporation or by these bylaws, the Corporation is entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these bylaws.

SECTION 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date will also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting will be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case will also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which will not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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ARTICLE VII

GENERAL PROVISIONS

SECTION 1. Checks. All checks or demands for money and notes of the Corporation will be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 2. Fiscal Year. The fiscal year of the Corporation will be July 1 through June 30, unless and until the Board of Directors shall resolve otherwise.

SECTION 3. Seal. The corporate seal will have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Nevada.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

SECTION 4. Pronouns. All pronouns used in these bylaws will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

SECTION 5. Reliance upon Books, Reports and Records. Each director, each member of a committee designated by the Board of Directors, and each officer of the Corporation will, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports, or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person or entity as to matters the director, committee member, or officer believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

SECTION 6. Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation will as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

SECTION 7. Severability. Any determination that any provision of these bylaws is for any reason inapplicable, illegal or ineffective will not affect or invalidate any other provision of these bylaws.

SECTION 8. Electronic Transmission. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

SECTION 9. Articles of Incorporation. All references in these bylaws to the Articles of Incorporation will be deemed to refer to the Articles of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 10. Defined Terms. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Articles of Incorporation.

ARTICLE IX

AMENDMENTS

Except as otherwise provided by law or by the Articles of Incorporation, these bylaws or any of them may be amended in any respect or repealed at any time, either (a) at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been properly described or referred to in the notice of such meeting, or (b) by the Board of Directors (including at least one of the Sponsor Nominees, for so long as Sponsor has a right to nominate one or more Sponsor Nominees), provided that no amendment adopted by the Board of Directors may vary or conflict with any amendment adopted by the stockholders in accordance with the

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Articles of Incorporation and these bylaws. Notwithstanding the foregoing and anything contained in these bylaws to the contrary, Sections 1, 2, 8, and 9 of Article II, Sections 2, 3, and 12 of Article III, and Article IX may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without (a) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the capital stock of the Corporation, voting together as a single class, and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the capital stock of the Corporation, voting together as a single class.

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APPENDIX “G” – OMNIBUS INCENTIVE PLAN

VINTAGE WINE ESTATES, INC.

2021 OMNIBUS INCENTIVE PLAN

1.	Purpose and Effective Date.

(a) Purpose. The Vintage Wine Estates, Inc. 2021 Omnibus Incentive Plan (the “Plan”) has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors, employees, and consultants, and (ii) to increase stockholder value. The Plan will provide incentives for participants to increase stockholder value by offering the opportunity to acquire shares of the Company’s common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides.

(b) Effective Date. The Plan will come into existence on the Effective Date. However, no Options or Stock Appreciation Rights will be exercised; no Restricted Stock Units, Performance Shares or Performance Units valued in relation to Shares will vest or be earned; no Restricted Stock or other Stock-based awards will be granted; and no Cash Incentive Award will be paid, unless and until the Plan has been approved by the stockholders of the Company, which approval must occur at the next annual meeting of stockholders of the Company and in any event no later than twelve (12) months after the Effective Date. The Plan will terminate as provided in Section 15.

2. Definitions. Capitalized terms used and not otherwise defined in this Plan or in any Award agreement have the following meanings:

(a) “Administrator” means the Board or the Committee; provided that, to the extent the Board or the Committee has delegated authority and responsibility as an Administrator of the Plan to one or more committees or officers of the Company as permitted by Section 3(b), the term “Administrator” shall also mean such committee(s) and/or officer(s).

(b) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining those individuals to whom an Option or a Stock Appreciation Right may be granted, the term “Affiliate” means any entity that, directly or through one or more intermediaries, is controlled by or is under common control with, the Company within the meaning of Code Sections 414(b) or (c); provided that, in applying such provisions, the phrase “at least 20 percent” shall be used in place of “at least 80 percent” each place it appears therein, or in the case of an Award subject to applicable Canadian securities laws, the term “Affiliate” means, in respect of a Person: (a) another Person that is a Subsidiary of such Person; (b) another Person of which such Person is a Subsidiary and (c) another Person under common control with such Person within the meaning of National Instrument 45-106 – Prospectus Exemptions.

(c) “Applicable Exchange” means the national securities exchange or automated trading system on which the Stock is principally traded at the applicable time.

(d) “Award” means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Stock, Restricted Stock, Restricted Stock Units, a Cash Incentive Award, or any other type of award permitted under this Plan.

(e) “Blackout Period” means a period of time when, pursuant to any policies of the Company or other periods as designated by the Company, designated Persons may not trade in securities of the Company.

(f) “Board” means the Board of Directors of the Company.

(g) “Business Day” means any day on which the Applicable Exchange is open for trading.

(h) “Cash Incentive Award” means the right to receive a cash payment to the extent Performance Goals are achieved (or other requirements are met), as described in Section 10.

(i) “Cause” means, with respect to a Participant, one of the following, which are listed in order of priority:

(i) the meaning given in a Participant’s employment, retention, change of control, severance or similar agreement with the Company or any Affiliate; or if none then

(ii) the meaning given in the Award agreement; or if none then

(iii) the meaning given in the Company’s employment policies as in effect at the time of the determination (or if the determination of Cause is being made within two years following a Change of Control, the meaning given in the Company’s employment policies as in effect immediately prior to the Change of Control); or if none then

(iv) the occurrence of any of the following: (x) the repeated failure or refusal of the Participant to follow the lawful directives of the Company or an Affiliate (except due to sickness, injury or disabilities), (y) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) by the Participant, which, in the good faith judgment of the Company, could result in a material injury to the Company or an Affiliate including but not limited to the repeated failure to follow the policies and procedures of the Company, or (z) the commission by the Participant of a felony or other crime, in either case involving moral turpitude, or the commission by the Participant of an act of financial dishonesty against the Company or an Affiliate.

(j) A “Change of Control” shall have the meaning given in an Award agreement, or if none, shall be deemed to exist if:

(i) a Person acquires fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company having a right to vote in elections of directors; or

(ii) Continuing Directors shall for any reason (other than due to the death or permanent disability of a Continuing Director) cease to constitute a majority of the Board; or

(iii) the Company disposes of all or substantially all of the business of the Company to a party or parties other than a subsidiary or other affiliate of the Company pursuant to a partial or complete liquidation of the Company, sale of assets (including stock of a subsidiary of the Company) or otherwise; or

(iv) there is consummated a merger, consolidation or share exchange of the Company with any other corporation or the issuance of voting securities of the Company in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company), other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date pursuant to express authorization by the Board) representing fifty percent (50%) or more of either the then outstanding shares of Stock or the Company or the combined voting power of the Company’s then outstanding voting securities.

For purposes of this Plan, (x) the term “Continuing Director” shall mean a member of the Board who either was a member of the Board on the Effective Date or who subsequently became a Director and whose election, or nomination for election, was approved by a vote of at least two-thirds (2/3) of the Continuing Directors then in office, or who subsequently became Director and whose election, or nomination for election, was approved pursuant to the Investor Rights Agreement, and (y) the term “Excluded Person” shall mean (A) the Company or its subsidiaries, (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or its subsidiaries, including, for the avoidance of doubt, one or more employee stock ownership plans, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock in the Company.

If an Award is considered deferred compensation subject to the provisions of Code Section 409A, then the foregoing definition shall be deemed amended to the minimum extent necessary to comply with Code Section 409A, and the Administrator may include such amended definition in the Award agreement issued with respect to such Award.

(k) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(l) “Committee” means the Compensation Committee of the Board, any successor committee thereto or such other committee of the Board as may be designated by the Board to possess and exercise the powers and duties of the Administrator hereunder. The Committee shall consist only of Non-Employee Directors (not fewer than two (2)) to the extent necessary for the Plan and Awards to comply with Rule 16b-3 promulgated under the Exchange Act.

(m) “Company” means Vintage Wine Estates, Inc., a Delaware corporation, or any successor thereto.

(n) “Consultant” means a Person (other than an employee, officer or Director of the Company or a Subsidiary) that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to a Subsidiary of the Company, other than services provided in relation to a distribution (as such term is defined in the Securities Act (Ontario));

(ii) provides the services under a written contract between the Company or the Subsidiary and the individual or the Company, as the case may be;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company; and

(iv) has a relationship with the Company or a Subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes

(v) for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner; and

(vi) for a Consultant that is not an individual, an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company.

(o) “Director” means a member of the Board.

(p) “Dividend Equivalent Unit” means the right to receive a payment, in cash or Shares, equal to the cash dividends or other cash distributions paid with respect to a Share.

(q) “Effective Date” means the day the Board adopts the Plan.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(s) “Fair Market Value” of the Shares on any date means either (i) the closing market price at the time of the grant of the Award, or (ii) the volume-weighted average trading price of the Stock on the Applicable Exchange, for the five trading days before the relevant date, or if there is no reported sale price at which the Stock traded on the Applicable Exchange during such period, the average of the closing bid and ask prices (on the Applicable Exchange with the narrowest such bid-ask spread) for the trading day immediately before the relevant date; provided that, if the Board or the Committee does not specify a different method, the Fair Market Value of a Share as of a given date shall be the closing market price as of the trading day immediately preceding the date as of which Fair Market Value is to be determined. If the Stock is not traded on an established stock exchange, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate, but based on objective criteria.

(t) “Insider” means: (a) a Director or senior officer of the Company, (b) a Director or senior officer of a company that is an Insider or Subsidiary of the Company; (c) a Person that beneficially owns or controls, directly or indirectly, non-debt securities of the Company carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing, which voting securities carry more than 10% of the voting rights attached to all outstanding non-debt securities of the Company carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing, or (d) the Company itself if it holds any of its own securities.

(u) “Investor Rights Agreement” means the Investor Rights Agreement ancillary to the Transaction Agreement dated February 3, 2021 among Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia, VWE Acquisition Sub Inc., a Delaware corporation, Vintage Wine Estates, Inc., a California corporation, and, solely for certain limited purposes, Sponsor Capital LP, a Cayman Islands limited partnership, and, solely for certain other limited purposes, Darrell D. Swank, as such Investor Rights Agreement may be amended or restated from time to time.

(v) “Non-Employee Director” means a Director who is not also an employee of the

Company or its Subsidiaries.

(w) “Option” means the right to purchase Shares at a stated price for a specified period of time.

(x) “Participant” means an individual selected by the Administrator to receive an Award.

(y) “Performance Goals” means any objective or subjective goals the Administrator establishes with respect to an Award. Performance Goals may include, but are not limited to, the performance of the Company or any one or more of its Subsidiaries, Affiliates or other business units with respect to the following measures: net sales; cost of sales; gross income; gross revenue; revenue; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and exception items; income from continuing operations; net income; earnings per share; diluted earnings per share; total stockholder return; Fair Market Value; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; ratio of debt to debt plus equity; return on stockholder equity; return on invested capital; return on average total capital employed; return on net capital employed; return on assets; return on net assets employed before interest and taxes; operating working capital; average accounts receivable (calculated by taking the average of accounts receivable at the end of each month); average inventories (calculated by taking the average of inventories at the end of each month); economic value added; succession planning; manufacturing return on assets; manufacturing margin; and customer satisfaction. Performance Goals may also relate to a Participant’s individual performance.

The Administrator reserves the right to adjust Performance Goals, or modify the manner of measuring or evaluating a Performance Goal, for any reason the Administrator determines is appropriate, including but not limited to: (i) by excluding the effects of charges for reorganizing and restructuring; discontinued operations; asset write-downs; gains or losses on the disposition of a business; or mergers, acquisitions or dispositions; and extraordinary, unusual and/or non-recurring items of gain or loss; (ii) excluding the costs of litigation, claims, judgments or settlements; (iii) excluding the effects of changes laws or regulations affecting reported results, or changes in tax or accounting principles, regulations or law; and (iv) excluding any accruals of amounts related to payments under the Plan or any other compensation arrangement maintained by the Company or an Affiliate.

The inclusion in an Award agreement of specific adjustments or modifications shall not be deemed to preclude the Administrator from making other adjustments or modifications, in its discretion, as described herein, unless the Award agreement provides that the adjustments or modifications described in such agreement shall be the sole adjustments or modifications.

(z) “Performance Shares” means the right to receive Shares to the extent Performance Goals are achieved (or other requirements are met).

(aa) “Performance Unit” means the right to receive a cash payment and/or Shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved (or other requirements are met).

(bb) “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, or any group of Persons acting in concert that would be considered “persons acting as a group” within the meaning of Treas. Reg. § 1.409A-3(i)(5).

(cc) “Plan” means this Vintage Wine Estates, Inc. 2021 Omnibus Incentive Plan, as it may be amended or restated from time to time.

(dd) “Restricted Stock” means Shares that are subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals or upon the completion of a period of service, or both.

(ee) “Restricted Stock Unit” means the right to receive a Share or a cash payment the value of which is equal to the Fair Market Value of one Share.

(ff) “Section 16 Participants” means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(gg) “Security Based Compensation Arrangement” means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance of deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Shares to one or more directors or officers of the Company or a Subsidiary of the Company, current or past full-time or part-time employees of the Corporation or a Subsidiary of the Company, Insiders or Consultants of the Company or any Subsidiary of the Company including a Share purchased from treasury by one or more officers, directors or officers of the Company or any Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders or Consultants of the Company or a Subsidiary of the Company which is financially assisted by the Company or a Subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Shares or other equity securities of the Company.

(hh) “Share” means a share of Stock.

(ii) “Stock” means the common stock of the Company.

(jj) “Stock Appreciation Right” or “SAR” means the right to receive a cash payment, and/or Shares with a Fair Market Value, equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(kk) “Subsidiary” means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3.	Administration.

(a) Administration. In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan or any agreement covering an Award; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan or such Award into effect; and (iv) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

(b) Delegation to Other Committees or Officers. To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to a subcommittee of the Committee or to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; provided that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee, subcommittee or one or more officers to the extent of such delegation.

(c) No Liability; Indemnification. No member of the Board or the Committee, and no officer or member of any other committee to whom a delegation under Section 3(b) has been made, will be liable for any act done, or determination made, by the individual in good faith with respect to the Plan or any Award. The Company will indemnify and hold harmless each such individual as to any acts or omissions, or determinations made, in each case done or made in good faith, with respect to this Plan or any Award to the maximum extent that the law and the

Company’s By-Laws permit.

4. Eligibility. The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of the Company or its Affiliates; any individual that the Company or an Affiliate has engaged to become an officer or employee; any Consultant; or any Director, including a Non-Employee Director. The Administrator’s designation of, or granting of an Award to, a Participant will not require the Administrator to designate such individual as a Participant or grant an Award to such individual at any future time. The Administrator’s granting of a particular type of Award to a Participant will not require the Administrator to grant any other type of Award to such individual.

5. Types of Awards. Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing set forth in Section 15(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate, including the plan of an acquired entity).

6.	Shares Reserved under this Plan.

(a) Plan Reserve. Subject to adjustment as provided in Section 17, an aggregate of (•)1 Shares are reserved for issuance under this Plan, all of which may be issued pursuant to the exercise of incentive stock options. The Shares reserved for issuance may be either authorized and unissued Shares or Shares reacquired at any time and now or hereafter held as treasury stock.

(b) Depletion and Replenishment of Shares Under this Plan.

(i) The aggregate number of Shares reserved under Section 6(a) shall be depleted on the date of grant of an Award by the maximum number of Shares, if any, with respect to which such Award is granted. Notwithstanding the foregoing, if permitted by the rules of an Applicable Exchange, an Award that may be settled solely in cash at the time of grant shall not cause any depletion of the Plan’s Share reserve at the time such Award is granted.

(ii) To the extent (A) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under the Award (whether due currently or on a deferred basis) or is settled in cash, (B) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (C) Shares are forfeited under an Award, (D) an Award is exercised on a cashless basis such that the number of Shares issuable on exercise or settlement of an Award is reduced by such amount of Shares as have an aggregate Fair Market Value equal to the exercise price of an Option or as a result of the net settlement of an outstanding Stock Appreciation Right or (E) the number of Shares issuable on exercise or settlement of an Award are reduced by such amount of Shares as have an aggregate Fair Market Value equal to federal, state or local tax withholding obligations in order to such satisfy federal, state or local tax withholding obligations, then such Shares shall be recredited to the Plan’s reserve and may again be used for new Awards under this Plan, but Shares recredited to the Plan’s reserve pursuant to clause (D) or (E) may not be issued pursuant to incentive stock options.

[1]

Note: The number to be inserted here will be 10% of the Company’s common shares outstanding “immediately following the Effective Time” as defined in the Transaction Agreement referred to in the definition of “Investor Rights Agreement” above.

(c)	Insider Participation Limits.

(i) The maximum number of Shares issuable under this Plan and any other Security Based Compensation Arrangement to Insiders at any time may not exceed in the aggregate 10% of the shares of Stock outstanding.

(ii) The maximum number of Common Shares issued under this Plan and any other Security Based Compensation Arrangement to Insiders within any one-year period may not exceed in the aggregate 10% of the shares of Stock outstanding.

7. Options. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to: (a) whether the Option is an “incentive stock option” which meets the requirements of Code Section 422, or a “nonqualified stock option” which does not meet the requirements of Code Section 422; (b) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (c) the number of Shares subject to the Option; (d) the exercise price, which may never be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; (e) the terms and conditions of vesting and exercise; (f) the term, except that an Option must terminate no later than ten (10) years after the date of grant, provided that if the expiry date of an Option would fall within a Blackout Period, the expiry date will automatically be extended to the date that is 10 Business Days after the date when the Blackout Period ends; and (g) the manner of payment of the exercise price. In all other respects, the terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise. If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure. To the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of Options may be made by (i) delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (ii) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (iii) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (iv) by any combination of (i), (ii) and/or (iii). Except to the extent otherwise set forth in an Award agreement, a Participant shall have no rights as a holder of Stock as a result of the grant of an Option until the Option is exercised, the exercise price and applicable withholding taxes are paid and the Shares subject to the Option are issued thereunder.

8. Stock Appreciation Rights. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each SAR, including but not limited to: (a) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (b) the number of Shares to which the SAR relates; (c) the grant price, which may never be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant; (d) the terms and conditions of exercise or maturity, including vesting; (e) the term, provided that an SAR must terminate no later than ten (10) years after the date of grant; and (f) whether the SAR will be settled in cash, Shares or a combination thereof.

9. Performance and Stock Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Shares, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares and/or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; (c) the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the Award will be made; (d) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and (e) with respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares (including Restricted Stock), or in a combination of cash and Shares; provided that no dividends or Dividend Equivalent Units shall be paid on Performance Shares or Performance Units prior to their vesting.

10. Cash Incentive Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of a Cash Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment.

11. Dividend Equivalent Units. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Dividend Equivalent Units, including but not limited to whether: (a) such Award will be granted in tandem with another Award; (b) payment of the Award will be made concurrently with dividend payments or credited to an account for the Participant which provides for the deferral of such amounts until a stated time; (c) the Award will be settled in cash or Shares; and (d) as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; provided that Dividend Equivalent Units may not be granted in connection with an Option or Stock Appreciation Right; and provided further that no Dividend Equivalent Unit granted in connection with another Award shall provide for payment prior to the date such Award vests or is earned, as applicable.

12. Other Stock-Based Awards. Subject to the terms of this Plan, the Administrator may grant to a Participant shares of unrestricted Stock as replacement for other compensation to which the Participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or as a bonus.

13. Discretion to Accelerate Vesting. The Administrator may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of a Participant’s death, disability (as defined by the Administrator), retirement, or termination without cause, or as provided in Section 17(c) or upon any other event as determined by the Administrator in its sole and absolute discretion.

14. Transferability. Awards are not transferable, including to any financial institution, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to: (a) designate in writing a beneficiary to exercise the Award or receive payment under the Award after the Participant’s death; (b) transfer an Award to the former spouse of the Participant as required by a domestic relations order incident to a divorce; or (c) transfer an Award; provided, however, that with respect to clause (c) above the Participant may not receive consideration for such a transfer of an Award.

15. Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a) Term of Plan. Unless the Board earlier terminates this Plan pursuant to Section 15(b), this Plan will terminate on, and no further Awards may be granted under this Plan, after the tenth (10th) anniversary of the Effective Date.

(b) Termination and Amendment. The Board or the Administrator may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) prior action of the Board, (B) applicable corporation law, or (C) any other applicable law;

(ii) stockholders must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law;

(iii) stockholders must approve an amendment that would diminish the protections afforded by Section 15(e); and

(iv) stockholders must approve:

(A) any amendment to the maximum number of Shares specified in Section 6(a), except as permitted by Section 17 or a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares;

(B) amendments to remove or increase the insider participation limits in Section 6(c);

(C) amendments to extend the term of an Award held by an Insider beyond the original expiry date, except as provided in Section 7;

(D) amendments to the transferability or assignability of an Award pursuant to Section 14;

(E) subject always to Section 15(e), any amendment that would reduce the exercise price of an Option; and

(F) amendments to the amendment provisions in this Section 15(b)(iv).

Without limiting Section 15(b), but subject to Sections 15(b)(i), 15(b)(ii), 15(b)(iii) and 15(b)(iv), the Board may make the following types of changes or amendments to this Plan or any Award or Award agreement without seeking stockholder approval:

(i) amendments of a “housekeeping” or administrative nature, including any amendment to cure any ambiguity, error or omission in this Plan or any Award agreement or to correct or supplement any provision of this Plan or any award Agreement that is inconsistent with any other provision of this Plan or other Award agreement;

(ii) amendments necessary to comply with applicable laws or regulations, including the listing requirements of any principal securities exchange or market on which the Shares are then traded;

(iii) amendments necessary for this Plan or any Awards to comply with or to qualify for favourable treatment under applicable tax laws or regulations;

(iv) amendments to, or waivers of, the vesting provisions or other conditions of this Plan or any Award;

(v) amendments to the termination or early termination provisions of any Award (including any Award held by an Insider) that does not entail an extension beyond the original expiry date of that Award;

(vi) amendments to change any restrictions on the entitlement to or eligibility for Awards;

(vii) amendments or changes to the process by which any Participant is entitled to exercise any Award, including to the form of notice of exercise of any Award, and the place where those notices are to be delivered; and

(viii) amendments necessary to suspend or terminate this Plan or any Award agreement or Award.

(c) Amendment, Modification, Cancellation and Disgorgement of Awards.

(i) Except as provided in Section 15(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; provided that, except as otherwise provided in the Plan or the Award agreement, any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of an Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in such Award, but the Administrator need not obtain Participant (or other interested party) consent for the modification, amendment or cancellation of an Award pursuant to the provisions of subsection (ii) or Section 17 or as follows: (A) to the extent the Administrator deems such action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Shares are then traded; (B) to the extent the Administrator deems necessary to preserve favorable accounting or tax treatment of any Award for the Company; or (C) to the extent the Administrator determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant (or any other person(s) as may then have an interest in the Award). Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(ii) Notwithstanding anything to the contrary in an Award agreement, the Administrator shall have full power and authority to terminate or cause the Participant to forfeit the Award, and require the Participant to disgorge to the Company any gains attributable to the Award, if the Participant engages in any action constituting, as determined by the Administrator in its discretion, Cause for termination, or a breach of a material Company policy, any Award agreement or any other agreement between the Participant and the Company or an Affiliate concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

(iii) Any Awards granted pursuant to this Plan, and any Stock issued or cash paid pursuant to an Award, shall be subject to any recoupment or clawback policy that is adopted by, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to, the Company from time to time.

(d) Survival of Authority and Awards. Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 15 and to otherwise administer the Plan with respect to then-outstanding Awards will extend beyond the date of this Plan’s termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) Repricing and Backdating Prohibited. Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided for in Section 17, neither the Administrator nor any other person may (i) amend the terms of outstanding Options or SARs to reduce the exercise or grant price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise or grant price that is less than the exercise or grant price of the original Options or SARs; or (iii) cancel outstanding Options or SARs with an exercise or grant price above the current Fair Market Value of a Share in exchange for cash or other securities. In addition, the Administrator may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f) Foreign Participation. To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 15(b)(ii).

16. Taxes.

(a) Withholding. In the event the Company or one of its Affiliates is required to withhold any Federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may satisfy such obligation by:

(i) If cash is payable under an Award, deducting (or requiring an Affiliate to deduct) from such cash payment the amount needed to satisfy such obligation;

(ii) If Shares are issuable under an Award, then to the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, (A) withholding Shares having a Fair Market Value equal to such obligations; or (B) allowing the Participant to elect to (1) have the Company or its Affiliate withhold Shares otherwise issuable under the Award, (2) tender back Shares received in connection with such Award or (3) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld; provided that the amount to be withheld under this clause (ii) may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company and its Affiliates to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Administrator requires; or

(iii) Deducting (or requiring an Affiliate to deduct) the amount needed to satisfy such obligation from any wages or other payments owed to the Participant, requiring such Participant to pay to the Company or its Affiliate, in cash, promptly on demand, or make other arrangements satisfactory to the Company or its Affiliate regarding the payment to the Company or its Affiliate of the amount needed to satisfy such obligation.

(b) No Guarantee of Tax Treatment. Notwithstanding any provisions of this Plan to the contrary, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

17. Adjustment and Change of Control Provisions.

(a) Adjustment of Shares. If (i) the Company shall at any time be involved in a merger, amalgamation or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than stock purchase rights issued pursuant to a stockholder rights agreement) or other property (including a spin-off transaction); (iii) the Company shall effect a special or extraordinary distribution (other than distributions or cash dividends in the ordinary course) of the Company’s assets to shareholders; (iv) the Company is involved in a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (v) any other event shall occur, which, in the case of this clause (v), in the judgment of the Administrator necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust any or all of: (A) the number and type of Shares subject to this Plan (including the number and type of Shares described in Section 6(a)) and which may after the event be made the subject of Awards; (B) the number and type of Shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In any such case, the Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. In any event, previously granted Options or SARs are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without exceeding, the value of such Options or SARs.

Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares.

(b) Issuance or Assumption. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c) Effect of Change of Control. Upon a Change of Control, except to the extent an agreement between the Company and a Participant provides for a more favorable result to the Participant or the Administrator determines otherwise, outstanding Awards will be treated as follows:

(i) To the extent the portion of the consideration paid in the Change of Control in cash or cash equivalents constitutes less than eighty percent (80%) of the total consideration paid in the Change of Control, as determined by the Administrator in its discretion, and the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any Participant (or other person with rights in an Award), some or all outstanding Awards may be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the Change of Control transaction, subject to the following requirements:

(A) Each Award which is assumed by the successor or surviving corporation (or parent thereof) shall be appropriately adjusted, immediately after such Change of Control, to apply to the number and class of securities which would have been issuable to the Participant upon the consummation of such Change of Control had the Award been exercised, vested or earned immediately prior to such Change of Control, and such other appropriate adjustments in the terms and conditions of the Award shall be made.

(B) Each outstanding Option that is then held by a Participant and that is vested with respect to fewer than fifty percent (50%) of the total Shares subject to the Option shall become vested and exercisable with respect to fifty percent (50%) of the total Shares subject to the Option as of the Change of Control.

(C) If the securities to which the Awards relate after the Change of Control are not listed and traded on a national securities exchange, then (1) the Participant shall be provided the option, upon exercise or settlement of an Award, to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value equal of the securities that would have otherwise been issued and (2) for purposes of determining such fair value, no reduction shall be taken to reflect a discount for lack of marketability, minority interest or any similar consideration.

(D) Upon the Participant’s termination of employment (or resignation or removal or other departure from the Board in the case of a Participant who is a Non-Employee Director) within two years following the Change of Control (1) by the successor or surviving corporation without Cause, (2) by reason of death or disability, or (3) by the Participant for “good reason,” as defined in any Award agreement or any employment, retention, change of control, severance or similar agreement between the Participant and the Company or any Affiliate, if any, all of the Participant’s Awards that are in effect as of the date of such termination shall vest in full or be deemed earned in full (assuming target performance goals provided under such Award were met, if applicable) effective on the date of such termination. In the event of any other termination of employment within two years after a Change of Control that is not described herein, the terms of the Award agreement shall apply.

(ii) To the extent the portion of the consideration paid in the Change of Control in cash or cash equivalents constitutes at least eighty percent (80%) of the total consideration paid in the Change of Control, as determined by the Administrator in its discretion, or to the extent the purchaser, successor or surviving entity (or parent thereof) in the Change of Control transaction does not agree to assume the Awards or issue replacement awards as provided in clause (i) (including, for the avoidance of doubt, by reason of a Participant’s termination of employment in connection with the Change of Control), then immediately prior to the date of the Change of Control:

(A) Each Option or SAR that is then held by a Participant who is employed by or in the service of the Company or an Affiliate shall become immediately and fully vested, and, unless otherwise determined by the Board or Administrator, all Options and SARs shall be cancelled on the date of the Change of Control in exchange for a cash payment equal to the excess of the Change of Control Price (as defined below) of the Shares covered by the Option or SAR that is so cancelled over the purchase or grant price of such Shares under the Award; provided, however, that all Options and SARs that have a purchase or grant price that is greater than the Change of Control Price shall be cancelled for no consideration;

(B) Restricted Stock and Restricted Stock Units (that are not Performance Awards) that are not then vested shall vest in full;

(C) All Performance Shares, Performance Units, and Cash Incentive Awards for which the performance period has expired shall be paid based on actual performance (and assuming all employment or other requirements had been met in full); and all Performance Shares, Performance Units and Cash Incentive Awards for which the performance period has not expired shall be cancelled in exchange for a cash payment equal to the amount that would have been due under such Award(s), valued assuming that the target Performance Goals had been met at the time of such Change of Control, but prorated based on the number of full months in the performance period that have elapsed as of the date of the Change of Control;

(D) All Dividend Equivalent Units that are not vested shall vest (to the same extent as the Award granted in tandem with the Dividend Equivalent Unit, if applicable) and be paid; and

(E) All other Awards that are not vested shall vest and if an amount is payable under such vested Award, such amount shall be paid in cash based on the value of the Award.

“Change of Control Price” shall mean the per share price paid or deemed paid in the Change of Control transaction, as determined by the Administrator. For purposes of this clause (ii), if the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean the Change of Control Price.

(d) Application of Limits on Payments. Except to the extent the Participant has in effect an employment or similar agreement with the Company or any Affiliate or is subject to a policy that provides for a more favorable result to the Participant upon a Change of Control, in the event that the Company’s legal counsel determines that any payment, benefit or transfer by the Company under this Plan or any other plan, agreement, or arrangement to or for the benefit of the Participant (in the aggregate, the “Total Payments”) would be subject to the tax (“Excise Tax”) imposed by Code Section 4999 but for this subsection (d), then, notwithstanding any other provision of this Plan to the contrary, the Total Payments shall be delivered either (i) in full or (ii) in an amount such that the value of the aggregate Total Payments that the Participant is entitled to receive shall be One Dollar ($1.00) less than the maximum amount that the Participant may receive without being subject to the Excise Tax, whichever of clause (i) or (ii) results in the receipt by the Participant of the greatest benefit on an after-tax basis (taking into account applicable federal, state and local income taxes and the Excise Tax). In the event that clause (ii) results in a greater after-tax benefit to the Participants, payments or benefits included in the Total Payments shall be reduced or eliminated by applying the following principles, in order: (A) the payment or benefit with the higher ratio of the parachute payment value to present economic value (determined using reasonable actuarial assumptions) shall be reduced or eliminated before a payment or benefit with a lower ratio; (B) the payment or benefit with the later possible payment date shall be reduced or eliminated before a payment or benefit with an earlier payment date; and (C) cash payments shall be reduced prior to non-cash benefits; provided that if the foregoing order of reduction or elimination would violate Code Section 409A, then the reduction shall be made pro rata among the payments or benefits included in the Total Payments (on the basis of the relative present value of the parachute payments).

18. Miscellaneous.

(a) Other Terms and Conditions. The Administrator may provide in any Award agreement such other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate to the extent not otherwise prohibited by the terms of the Plan. No provision in an Award agreement shall limit the Administrator’s discretion hereunder unless such provision specifically so provides for such limitation.

(b) Employment and Service. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant’s termination of employment with the Company and its Affiliates;

(iii) a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant’s service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv) a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant’s termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her “separation from service” within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan or an Award to the contrary, if any Participant is a “specified employee” within the meaning of Code Section 409A as of the date of his or her “separation from service” within the meaning of Code Section 409A, then, to the extent required by Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c) No Fractional Shares. No fractional Shares or other securities may be issued or delivered pursuant to this Plan. Unless otherwise determined by the Administrator or otherwise provided in any Award agreement, all fractional Shares that would otherwise be issuable under the Plan shall be canceled for no consideration.

(d) Unfunded Plan; Awards Not Includable for Benefits Purposes. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan’s benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company’s general unsecured creditors. Income recognized by a Participant pursuant to an Award shall not be included in the determination of benefits under any employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) or group insurance or other benefit plans applicable to the Participant which are maintained by the Company or any Affiliate, except as may be provided under the terms of such plans or determined by resolution of the Board.

(e) Requirements of Law and Securities Exchange. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f) Code Section 409A. Any Award granted under this Plan shall be provided or made in such manner and at such time as to either make the Award exempt from, or comply with, the provisions of Code Section 409A, to avoid a plan failure described in Code Section 409(a)(1), and the provisions of Code Section 409A are incorporated into this Plan to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

(g) Governing Law; Venue. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of California, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any award agreement, may only be brought and determined in (i) a court sitting in the State of California, and (ii) a “bench” trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(h) Limitations on Actions. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(i) Construction. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(j) Severability. If any provision of this Plan or any award agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would cause this Plan, any award agreement or any Award to violate or be disqualified under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such award agreement and such Award will remain in full force and effect.

APPENDIX “H” – CONSTATING DOCUMENTS OF NEW VWE HOLDCO

ARTICLES OF INCORPORATION

OF

VINTAGE WINE ESTATES, INC.

ARTICLE I

The name of the corporation is Vintage Wine Estates, Inc. (the ‘‘Company’’).

ARTICLE II

The address of the Company’s registered office in the State of Nevada is 701 S. Carson St., 200, Carson City, NV. The name of the Company’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes Chapter 78 of the State of Nevada, as amended (the ‘‘ACT’’).

ARTICLE IV

Section 1. Authorized Capital Stock. The Company is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 202,000,000 shares, consisting of 200,000,000 shares of Common Stock, no par value, and 2,000,000 shares of Preferred Stock, no par value. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Company entitled to vote thereon irrespective of the provisions of NRS 78.2055, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class will be required therefor.

Section 2. Common Stock.

(a) Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board upon any issuance of the Preferred Stock of any series.

(b) Voting. Subject to the rights of the holders of any series of Preferred Stock, the holders of Common Stock will be entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such holder as of the record date for such meeting. Notwithstanding any other provision of these Articles of Incorporation to the contrary, the holders of Common Stock will not be entitled to vote on any amendment to these Articles of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to these Articles of Incorporation (including any Preferred Stock Designation) or the ACT.

(c) Dividends. Subject to the rights of the holders of any series of Preferred Stock, holders of shares of Common Stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor.

(d) Liquidation. Subject to the rights of the holders of Preferred Stock, shares of Common Stock will be entitled to receive the assets and funds of the Company available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Company, as such terms are used in this Article IV, Section 2(d), will not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

Section 3. Preferred Stock. The Preferred Stock may be issued in one or more series. The Board of Directors of the Company (the ‘‘Board’’) is hereby authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a) the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b) the voting powers, if any, and whether such voting powers are full or limited in such series;

(c) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d) whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Company;

(f) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Company or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g) the right, if any, to subscribe for or to purchase any securities of the Company or any other corporation or other entity ;

(h) the provisions, if any, of a sinking fund applicable to such series; and

(i) any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof;

all as may be determined from time to time by the Board and stated or expressed in the resolution or resolutions providing for the issuance of such Preferred Stock (collectively, a ‘‘Preferred Stock Designation’’).

ARTICLE V

The Board (including the affirmative vote of at least one of the Sponsor Nominees, as defined in the Investor Rights Agreement, so long as Bespoke Sponsor Capital LP has a right to nominate one or more Sponsor Nominees) may make, amend, and repeal the Bylaws of the Company. Any Bylaw made by the Board under the powers conferred hereby may be amended or repealed by the Board (except as specified in any such Bylaw so made or amended) or by the stockholders in the manner provided in the Bylaws of the Company. Notwithstanding the foregoing and anything contained in these Articles of Incorporation or the Bylaws to the contrary, Sections 1, 2, 8 and 9 of Article II, Sections 2, 3 and 12 of Article III and Article IX of the Bylaws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without (a) until the date of the first annual meeting of the stockholders that is held after the fifth anniversary of the effectiveness of these Articles of Incorporation (the ‘‘Sunset Date’’), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock (as defined below), voting together as a single class, and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the voting power of the outstanding Voting Stock, voting together as a single class. The Company may in its Bylaws confer powers upon the Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law. For the purposes of these Articles of Incorporation, ‘‘Voting Stock’’ means stock of the Company of any class or series entitled to vote generally in the election of directors.

ARTICLE VI

Subject to the rights of the holders of any series of Preferred Stock, (a) any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders of the Company and may not be taken without a meeting by means of any consent in writing of such stockholders and (b) special meetings of stockholders of the Company may be called only (i) by the Chairman of the Board (the ‘‘Chairman’’), (ii) by the Chief Executive Officer of the Company (the ‘‘Chief Executive Officer’’), or (iii) by the Secretary of the Company (the ‘‘Secretary’’) acting at the request of the Chairman, the Chief Executive Officer or a majority of the total number of directors that the Company would have if there were no vacancies on the Board. At any annual meeting or special meeting of stockholders of the Company, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the Bylaws of the Company.

ARTICLE VII

Section 1. General. The business and affairs of the Company will be managed by or under the direction of the Board.

Section 2. Number. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, the number of the directors will be fixed from time to time in the manner provided in the Bylaws of the Company.

Section 3. Election and Terms of Service.

(a) Subject to the rights, if any, of (i) the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation and (ii) stockholders pursuant to the Investor Rights Agreement entered into by the Company and certain stockholders in the year 2021 (the ‘‘Investor Rights Agreement’’), directors may be elected by the stockholders only at an annual meeting of stockholders. Election of directors need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the Voting Stock present in person or represented by proxy at a meeting of the stockholders at which directors are to be elected. If authorized by the Board, such requirement of a written ballot will be satisfied by a ballot submitted by electronic transmission as long as any such electronic transmission either sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

(b) All directors elected at meetings of stockholders will be elected by plurality vote of all votes cast at such meeting to hold office for terms expiring at the next annual meeting of stockholders and until their successors are elected and qualified.

Section 4. Nomination of Director Candidates. Advance notice of stockholder nominations for the election of directors must be given in the manner provided in the Bylaws of the Company.

Section 5. Newly Created Directorships and Vacancies. Subject to (a) the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation and (b) the terms of the Investors Rights Agreement, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders and until such director’s successor has been elected and qualified. No decrease in the number of directors constituting the Board may shorten the term of any incumbent director.

Section 6. Removal. Subject to (a) the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, (b) the Investor Rights Agreement with respect to removal of a Sponsor Nominee or a Roney Nominee (as defined in the Investor Rights Agreement), and (c) Article VII, Section 7 and Section 8: (i) any director may be removed from office by the stockholders only for cause until the Sunset Date and, following the Sunset Date, any director may be removed from office by the stockholders with or without cause and, in either case (before or after the Sunset Date), only in the manner provided in clause (ii) of this Article VII, Section 6; and (ii) at any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a director or directors is among the purposes of the meeting and identifies the director or directors proposed to be removed, the affirmative vote of the holders of a majority of the voting power of the outstanding Voting Stock, voting together as a single class, may remove such director or directors for cause.

Section 7. Removal of Sponsor Nominees. Notwithstanding the provisions of Article VII, Section 6, any Sponsor Nominee may be removed for any reason following the expiration of the Sponsor Director Designation Period (as defined in the Investor Rights Agreement) with the approval of a majority of the directors (other than the Sponsor Nominees).

Section 8. Removal of Roney Nominees. Notwithstanding the provisions of Article VII, Section 6, any Roney Nominee may be removed for any reason following the expiration of the Roney Director Designation Period (as defined in the Investor Rights Agreement) with the approval of a majority of the directors (other than the Roney Nominees).

ARTICLE VIII

To the full extent permitted by the ACT and any other applicable law currently or hereafter in effect, no director will be personally liable to the Company or its stockholders for or with respect to any breach of fiduciary duty or other act or omission as a director. No repeal or modification of this Article VIII will adversely affect the protection of any director provided hereby in relation to any breach of fiduciary duty or other act or omission as a director occurring prior to the effectiveness of such repeal or modification. If any provision of the ACT is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors will be eliminated or limited to the fullest extent permitted by the ACT, as so amended.

ARTICLE IX

Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative (a ‘‘Proceeding’’), by reason of the fact that he or she is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an ‘‘Indemnitee’’), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified by the Company to the fullest extent permitted or required by the ACT and any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (‘‘Indemnifiable Losses’’); provided, however, that, except as provided in Section 4 of this Article IX with respect to Proceedings to enforce rights to indemnification, the Company will indemnify any such Indemnitee pursuant to this Section 1 in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 2. Right to Advancement of Expenses. The right to indemnification conferred in Section 1 of this Article IX will include the right to advancement by the Company of any and all expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such Proceeding in advance of its final disposition (an ‘‘Advancement of Expenses’’); provided, however, that, if the ACT so requires, an Advancement of Expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including without limitation service to an employee benefit plan) will be made pursuant to this Section 2 only upon delivery to the Company of an undertaking (an ‘‘Undertaking’’), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it is ultimately be determined by final judicial decision from which there is no further right to appeal (a ‘‘Final Adjudication’’) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 2. An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 2 is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 1 of this Article IX with respect to the related Proceeding or the absence of any prior determination to the contrary.

Section 3. Contract Rights. The rights to indemnification and to the Advancement of Expenses conferred in Sections 1 and 2 of this Article IX are contract rights and such rights will continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 4. Right of Indemnitee to Bring Suit. If a claim under Section 1 or 2 of this Article IX is not paid in full by the Company within 60 calendar days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period will be 20 calendar days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee will be entitled to the fullest extent permitted or required by the ACT, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader reimbursements of prosecution or defense expenses than such law permitted the Company to provide prior to such amendment), to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it will be a defense that, and (b) any suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Company will be entitled to recover such expenses, without interest, upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the ACT. Neither the failure of the Company (including its Board or a committee thereof, its stockholders or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the ACT, nor an actual determination by the Company (including its Board or a committee thereof, its stockholders or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, will create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or brought by the Company to recover an Advancement of Expenses hereunder pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, will be on the Company.

Section 5. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article IX will not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Company’s Articles of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise. Nothing contained in this Article IX will limit or otherwise affect any such other right or the Company’s power to confer any such other right.

Section 6. Insurance. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the ACT.

Section 7. No Duplication of Payments. The Company will not be liable under this Article IX to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.

ARTICLE X

The Company reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in these Articles of Incorporation, and any other provisions authorized by the ACT may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Articles of Incorporation in their present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding any other provision of these Articles of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, (a) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the voting power, and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the voting power, in the case of each of clauses (a) and (b), of the outstanding Voting Stock, voting together as a single class, will be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article V, Article VI, Article VII, Article VIII, Article IX, this Article X and Article XI, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of these Articles of Incorporation). Any amendment, repeal or modification of any of Article V, Article VIII, Article IX and this Article X will not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

ARTICLE XI

Unless the Company consents in writing to the selection of an alternative forum, (a) the Second Judicial District Court, in and for the State of Nevada, located in Washoe County, Nevada, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Company to the Company or to the Company’s stockholders, or (iii) any action, suit or proceeding arising pursuant to any provision of the ACT or the Bylaws or these Articles of Incorporation (as either may be amended and/or restated from time to time); and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Nevada (a ‘‘Foreign Action’’) in the name of any stockholder, such stockholder will be deemed to have consented to (1) the personal jurisdiction of the state and federal courts in the State of Nevada in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (2) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company will be deemed to have notice of and consented to this Article XI. Notwithstanding the foregoing, the provisions of this Article XI will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

BYLAWS

OF

VINTAGE WINE ESTATES, INC.

—A Nevada Corporation—

BYLAWS

OF

VINTAGE WINE ESTATES, INC.

(the ‘‘Corporation’’)

ARTICLE I

OFFICES

SECTION 1. Registered Office Office. The registered office of the Corporation will be located in such place as may be provided from time to time in the Articles of Incorporation of the Corporation (the ‘‘Articles of Incorporation’’).

SECTION 2. Principal Executive Offices. The principal executive offices of the Corporation (the “PEO”) shall be located at 937 Tahoe Boulevard, Incline Village, Nevada, unless and until the PEO is located at such other place within or without the State of Nevada as the board of directors of the Corporation (the ‘‘Board of Directors’’) may determine.

SECTION 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS

SECTION 1. Annual Meetings. The annual meeting of the stockholders of the Corporation will be held wholly or partially by means of remote communication or at such place, within or without the State of Nevada, on such date and at such time as may be determined by the Board of Directors, the Chief Executive Officer or the chairman of the Board of Directors (the ‘‘Chairman’’) and as will be designated in the notice of said meeting. The Board of Directors may, in its sole discretion, determine that a meeting will not be held at any place, but may instead be held solely by means of remote communication in accordance with Nevada Revised Statutes (‘‘NRS’’) 78.320(4) and any applicable part of NRS Chapter 78 (the ‘‘ACT’’). The Board of Directors, the Chief Executive Officer or the Chairman may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders. At each annual meeting of the stockholders, the stockholders will elect the directors from the nominees for director, to succeed those directors whose terms expire at such meeting and will transact such other business, in each case as may be properly brought before the meeting in accordance with Section 8 of this Article II.

SECTION 2. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by law or by the Articles of Incorporation, may only be held wholly or partially by means of remote communication or at any place, within or without the State of Nevada, and may only be called by the Secretary at the direction of the Board of Directors, by the Chairman or the Chief Executive Officer. Business transacted at any special meeting of stockholders will be limited to matters relating to the purpose or purposes stated in the notice of meeting. Those persons with the power to call a special meeting in accordance with this Section 2 of this Article II also have the power and authority to postpone, reschedule or cancel any previously scheduled special meeting of stockholders. The stockholders may cause business to be specified in the notice of meeting only as and to the extent provided in Section 8 and shall not otherwise be permitted to propose business to be brought before a special meeting of stockholders.

SECTION 3. Notice and Purpose of Meetings. Except as otherwise provided by law, the Articles of Incorporation or these bylaws, written or printed notice of the meeting of the stockholders stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice will be effective if given by a form of electronic transmission consented to (in a manner consistent with the ACT) by the stockholder to whom the notice is given. If notice is given by mail, such notice will be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice will be deemed given at the time specified in NRS 78.370.

SECTION 4. Quorum. Except as otherwise provided by law, the Articles of Incorporation or these bylaws, the holders of a majority of the shares of common stock issued and outstanding and entitled to vote, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established at a meeting, will not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such a quorum is not present or represented at any meeting of the stockholders, the Chairman of the meeting will have the power to adjourn the meeting from time to time, in the manner provided in Section 7 of this Article II, until a quorum is present or represented.

SECTION 5. Voting Process. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting will be decided by a majority vote of the holders of shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter. Each outstanding share of stock having voting power, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote either in person, by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact, or by an electronic ballot from which it can be determined that the ballot was authorized by a stockholder or proxyholder. The term, validity and enforceability of any proxy will be determined in accordance with the ACT. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect such directors.

SECTION 6. Proxies. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted in a manner permitted by applicable law. No such proxy will be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

SECTION 7. Adjournment. Any meeting of stockholders, annual or special, may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these bylaws by the chairman of the meeting. If the adjournment is for more than 30 calendar days, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors will fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

SECTION 8. Nominations.

(a) Subject to the rights, if any, of any series of Preferred Stock to nominate or elect directors under circumstances specified in a Preferred Stock Designation (as defined in the Articles of Incorporation), only persons who are nominated in accordance with the procedures set forth in this Section 8 of Article II will be eligible to serve as directors. Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at either an annual meeting or special meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board of Directors or any committee thereof, or (iii) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 8 of Article II is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 8 of Article II.

(b) For any nominations or other business to be properly brought before an annual meeting or special meeting by a stockholder pursuant to Section 8(a)(iii) of this Article II, the stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business (except as otherwise provided in this Section 8 of Article II with respect to the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice will be delivered to the Secretary at the PEO not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. In no event will the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice will set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and the rules and regulations promulgated thereunder and (B) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (A) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right will be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (E) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (G) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 8(b) will be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The foregoing notice requirements of this Section 8(b) of Article II will not apply to director nominations pursuant to the Investor Rights Agreement entered into by the Company and certain stockholders of the Company in the year 2021 (the ‘‘Investor Rights Agreement’’). The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(c) Notwithstanding anything in the second sentence of Section 8(b) of Article II to the contrary, and except as otherwise set forth in the Investor Rights Agreement, in the event that the number of directors to be elected to the Board of Directors at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 8(b) of Article II and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 8 of Article II will also be considered timely, but only with respect to nominees for the additional directorships, if delivered to the Secretary at the PEO not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(d) Only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders, as called in accordance with the terms of the Articles of Incorporation, at which directors are to be elected pursuant to the Corporation’s notice of meeting, (i) by or at the direction of the Board of Directors or any committee thereof, or (ii) provided that the Board of Directors has determined that directors will be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 8 of Article II is delivered to the Secretary, who is entitled to vote at the meeting and in such election, and who complies with the notice procedures set forth in this Section 8 of Article II. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 8(b) of Article II is delivered to the Secretary at the PEO not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event will the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The foregoing notice requirements of this Section 8(d) of Article II will not apply to director nominations pursuant the Investor Rights Agreement.

(e) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 8 of Article II, and in accordance with the terms and requirements of the Articles of Incorporation and the Investor Rights Agreement, will be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business will be conducted at a meeting of stockholders as will have been brought before such annual meeting in accordance with the procedures set forth in this Section 8 of Article II. Except as otherwise provided by law, the Chairman will have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 8 of Article II (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 8(b)(iii)(F) of Article II) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 8 of Article II, to declare that such nomination will be disregarded or that such proposed business will not be transacted. Notwithstanding the foregoing provisions of this Section 8 of Article II, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, as applicable, such nomination will be disregarded and such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 8 of Article II, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(f) For purposes of this Section 8 of Article II, ‘‘public announcement’’ will include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(g) Notwithstanding the foregoing provisions of this Section 8 of Article II, a stockholder will also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 8 of Article II; provided however, that any references in these bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and will not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 8 of Article II (including Sections 8(a)(iii) and 8(d) of this Article II), and compliance with Sections 8(a)(iii) and 8(d) of Article II will be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the third to last sentence of Section 8(b) of Article II, business other than nominations brought properly under and in compliance with Rule 14a-8 under the Exchange Act, as may be amended from time to time). Nothing in this Section 8 of Article II will be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act, (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation, or (c) any director nominations brought before any annual meeting pursuant to the terms of the Investor Rights Agreement.

SECTION 9. Conduct of Meetings.

(a) Meetings of stockholders will be presided over by the Chairman, or in the Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors. The Secretary will act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it deems appropriate, including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders will have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as will be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of any meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, will, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and, if the chairman should so determine, the chairman will so declare to the meeting and any such matter or business not properly brought before the meeting will not be transacted or considered. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders will not be required to be held in accordance with the rules of parliamentary procedure.

(c) The chairman of the meeting will announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.

(d) In advance of any meeting of stockholders, the Board of Directors will appoint one or more inspectors of election to act at the meeting or any adjournment thereof and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairman of the meeting will appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. No person who is a candidate for an office at an election may serve as an inspector at such election.

SECTION 10. No Right to Have Proposal/Nominees Included. A stockholder is not entitled to have its proposal for business or nominees included in the Corporation’s proxy statement and form of proxy solely as a result of such stockholder’s compliance with the provisions of Section 8 of this Article II.

ARTICLE III

DIRECTORS

SECTION 1. Powers. The business affairs of the Corporation will be managed by the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these bylaws directed or required to be exercised or done by the stockholders. The Board of Directors may adopt such rules and regulations, not inconsistent with the Articles of Incorporation or these bylaws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the Corporation.

SECTION 2. Number, Qualifications, Term. Subject to the terms of the Investor Rights Agreement, the Board of Directors will consist of not fewer than five nor more than eleven members. Subject to the Investor Rights Agreement, the number of directors will be fixed by the Board of Directors and may thereafter be changed from time to time by resolution of the Board of Directors; provided, however, that (i) Patrick A. Roney, or if he is not then living, the trustee of (a) Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended, (b) the SLR Non-Exempt Trust U/A/D 4/21/2018 or (c) the Rudd Foundation that owns a plurality of the total shares of common stock of the Corporation then held by the three of them (the ‘‘Roney Representative’’), pursuant to the terms of the Investor Rights Agreement, will have the right to designate a certain number of directors, if the criteria therein are satisfied (each, a ‘‘Roney Nominee’’) and (ii) Bespoke Sponsor Capital LP (‘‘Sponsor’’), pursuant to the terms of the Investor Rights Agreement, will have the right to designate a certain number of directors, if the criteria therein are satisfied (each, a ‘‘Sponsor Nominee’’). Directors need not be residents of the State of Nevada nor stockholders of the Corporation. Directors will be elected at each annual meeting of stockholders and will serve until the next annual meeting, or until death, disability, resignation, disqualification or removal, and until their successors are elected and qualified; provided that any directors that are to be elected by the holders of any series of the Preferred Stock will be so elected in the manner provided in the applicable Preferred Stock Designation (as defined in the Articles of Incorporation).

SECTION 3. Vacancies; Newly-Created Directorships. Subject to the Articles of Incorporation, the rights of holders of any series of Preferred Stock and the Investor Rights Agreement, vacancies and newly created directorships resulting from any increase in the number of directors or any vacancy on the Board of Directors that results from the death, disability, resignation, disqualification, removal or other cause may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and will qualify, and will not be filled by the stockholders; provided, that: (a) for so long as the Roney Representative has a right to nominate one or more Roney Nominees, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of any Roney Nominee, including the failure of any Roney Nominee to be elected, will be filled only by the Roney Representative; (b) for so long as Sponsor has a right to nominate one or more Sponsor Nominees pursuant to the Investor Rights Agreement, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of a Sponsor Nominee, including the failure of any Sponsor Nominee to be elected, will be filled only by Sponsor; (c) for so long as the Roney Representative has the right to nominate one or more Roney Nominees, vacancies resulting from an increase in the number of directors will be filled so that Roney Nominees represent a simple majority of the Board of Directors; and (d) for so long as Sponsor has the right to nominate one or more Sponsor Nominees, vacancies resulting from an increase in the number of directors will be filled so that Sponsor Nominees hold all director positions less a simple majority of the Board of Directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors will hold office for the remaining term of his or her predecessor. No decrease in the authorized number of directors will shorten the term of any incumbent director.

SECTION 4. Place of Meetings. Meetings of the Board of Directors, regular or special, may be held at the PEO or at another place within or without the State of Nevada.

SECTION 5. Regular Meetings. Regular meetings of the Board of Directors may be held upon such notice, or without notice, and at such time and at such place as will from time to time be determined by the Board of Directors; provided that any director who is absent when such a determination is made will be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

SECTION 6. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or by the number of directors who then legally constitute a quorum. Notice of the date, place and time of any special meeting of the Board of Directors will be given to each director by the Secretary or by the person or persons calling the meeting. Notice will be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, facsimile or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least 24 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least 72 hours in advance of the meeting.

SECTION 7. Notice; Waiver. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Whenever notice is required to be given by law, by the Articles of Incorporation or by these bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, will be deemed equivalent to notice required to be given to such person. Attendance of a director at any meeting will constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 8. Quorum. At all meetings of the Board of Directors, a majority of the directors then in office will constitute a quorum for the transaction of business unless a greater number is required by law, by the Articles of Incorporation or by these bylaws. If a quorum is not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

SECTION 9. Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of video or telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means will constitute presence in person at such meeting.

SECTION 10. Action Without A Meeting. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action so taken, will be signed by all of the directors entitled to vote with respect to the subject matter thereof.

SECTION 11. Action. Except as otherwise provided by law or in the Articles of Incorporation or these bylaws, if a quorum is present, the affirmative vote of a majority of the members of the Board of Directors will be required for any action.

SECTION 12. Removal of Directors. Subject to any provisions of applicable law and the Articles of Incorporation, any or all of the directors may be removed, until the Sunset Date, only for cause and, following the Sunset Date, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however that (a) no Roney Nominee may be removed from office unless (i) such removal is directed or approved by the Roney Representative pursuant to the Investor Rights Agreement or (ii) the Roney Director Designation Period (as defined in the Investor Rights Agreement) has expired, and (b) no Sponsor Nominee may be removed from office unless (i) such removal is directed or approved by Sponsor pursuant to the Investor Rights Agreement or (ii) the Sponsor Director Designation Period (as defined in the Investor Rights Agreement) has expired.

SECTION 13. Resignation. Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman, the Chief Executive Officer or the Secretary. Such resignation will be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

SECTION 14. Compensation of Directors. Directors may be paid such compensation for their services provided to the Company at the request of the Board of Directors or any committee thereof and such reimbursement for expenses of attendance at meetings of the Board of Directors or any committee thereof as the Board of Directors or any committee thereof may from time to time determine. No such payment will preclude any director from serving the Corporation or any of its parent or subsidiary entities, or any of their affiliates, in any other capacity and receiving compensation for such service.

ARTICLE IV

COMMITTEES

SECTION 1. Designation of Committees. The Board of Directors may, by resolution adopted by a majority of the entire Board of Directors, designate one or more committees, each of which will, except as otherwise prescribed by law, have such authority of the Board of Directors as will be specified in the resolution of the Board of Directors designating such committee; provided that no committee will have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than election or removal of directors) expressly required by the ACT to be submitted to stockholders for approval or (b) adopting, amending or repealing any provision of these bylaws. The Board of Directors will have the power at any time to change the membership of, to fill all vacancies in and to discharge any such committee, either with or without cause. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise provided in the Articles of Incorporation, these bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee

SECTION 2. Procedure; Meetings; Quorum. Committee meetings, of which no notice will be necessary, may be held at such times and places as will be fixed by resolution adopted by a majority of the members thereof. So far as applicable, the provisions of Article III relating to notice, quorum and voting requirements applicable to meetings of the Board of Directors will govern meetings of any committee of the Board of Directors. Except as the Board of Directors may otherwise determine, any committee may make, alter and repeal rules for the conduct of its business, but unless otherwise provided in such rules, its business will be conducted as nearly as possible in the same manner as is provided in these bylaws for the Board of Directors. Any resolution of the Board of Directors establishing or directing any committee of the Board of Directors or establishing or amending the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these bylaws and, to the extent that there is any inconsistency between these bylaws and any such resolution or charter, the terms of these bylaws will control. Each committee of the Board of Directors will keep written minutes of its proceedings and circulate summaries of such written minutes to the Board of Directors before or at the next meeting of the Board of Directors.

ARTICLE V

OFFICERS

SECTION 1. Number. The Board of Directors at its first meeting after each annual meeting of stockholders will choose a Chief Executive Officer, a President, a Secretary and a Treasurer, none of whom need be a member of the Board of Directors. The Board of Directors may also choose a Chairman from among the directors, one or more Vice Presidents (who may be given particular designations with respect to authority, function, or seniority), one or more Assistant Secretaries, and one or more Assistant Treasurers. The Board of Directors may appoint such other officers and agents as it deems necessary, who will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the Board of Directors. Any number of offices may be held by the same person.

SECTION 2. Compensation. Officers of the Corporation will be entitled to such salaries, compensation and reimbursement as may be fixed or allowed from time to time by the Board of Directors, or by a committee of the Board of Directors, and otherwise by the Chief Executive Officer of the Corporation. No officer will be prevented from receiving a salary or other compensation by reason of the fact that such officer is also a director. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed will have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

SECTION 3. Term; Removal; Vacancy. The officers of the Corporation will hold office until their successors are chosen and qualify. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the whole Board of Directors. Any officer may resign by delivering a written resignation to the Corporation at its principal office or to the Board of Directors, the Chief Executive Officer or the Secretary. Such resignation will be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation may be filled by the Board of Directors and may, in the Board of Director’s discretion, be left unfilled, for such period as it may determine, any offices.

SECTION 4. Chairman. The Chairman shall not be considered an officer of the Corporation in his or her capacity as such. The Chairman will preside at all meetings of the stockholders and all meetings of the Board of Directors. The Chairman will perform such other duties and may exercise such other powers as may from time to time be assigned by these bylaws or by the Board of Directors. In the absence of the Chairman, such other director of the Corporation designated by the Chairman or by the Board of Directors shall act as chairman of any such meeting. The Chairman or the Board of Directors may appoint a vice chairman of the Board of Directors to exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Chairman or by the Board of Directors.

SECTION 5. Chief Executive Officer. The Chief Executive Officer will have general charge and supervision of the business of the Corporation subject to the direction of the Board of Directors, and will perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors from time to time. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the Vice President (or if there is more than one, the Vice Presidents in the order determined by the Board of Directors) will perform the duties of the Chief Executive Officer and when so performing such duties will have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

SECTION 6. President and Vice Presidents. The President and each Vice President, if any, will perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

SECTION 7. Secretary. The Secretary will perform such duties and will have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary will perform such duties and have such powers as are incident to the office of the secretary, including attending all meetings of the Board of Directors and all meetings of the stockholders, recording all proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, maintaining a stock ledger and preparing lists of stockholders and their addresses as required and being custodian of corporate records. The Secretary will give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform such other duties as may be prescribed by the Board of Directors, Chief Executive Officer or the committees designated by the Board of Directors. The Secretary will have custody of the corporate seal of the corporation and the Secretary, or an assistant secretary, will have the authority to affix the same to an instrument requiring it and, when so affixed, it may be attested by the Secretary’s signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

SECTION 8. Assistant Secretary. The Assistant Secretary, if there is one, or the Assistant Secretaries in the order determined by the Board of Directors, if there is more than one, will, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and will perform such other duties and have such powers as the Board of Directors may from time to time prescribe.

SECTION 10. Treasurer. The Treasurer or Chief Financial Officer will perform such duties and will have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer will perform such duties and have such powers as are incident to the office of treasurer, including custody of the corporate funds, securities and other property of the Corporation, keeping full and accurate accounts of receipts and disbursements in books belonging to the Corporation, depositing all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors, disbursing the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and rendering to the Chairman, the Chief Executive Officer and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all of such officer’s transactions as Treasurer or Chief Financial officer and of the financial condition of the Corporation.

SECTION 11. Assistant Treasurer. The Assistant Treasurer, if there is one, or the Assistant Treasurers in the order determined by the Board of Directors, if there is more than one, will, in the absence or disability of the Treasurer or Chief Financial Officer, perform the duties and exercise the powers of the Treasurer or Chief Financial Officer and will perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

SECTION 12. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

SECTION 13. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, any Vice President or any other officer authorized to do so by the Board of Directors, and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of stockholders of any company in which the Corporation may own securities and at any such meeting will possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE VI

CAPITAL STOCK

SECTION 1. Issuance of Stock. Subject to the provisions of the Articles of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any shares of the authorized capital stock of the Corporation held in the Corporation’s treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

SECTION 2. Uncertificated Shares. The Corporation shall issue shares in uncertificated form. The Corporation shall not issue stock certificates unless specifically requested by a stockholder upon written request by such stockholder to the Secretary. The Corporation shall provide to the record holders of such shares a written statement of the information required by the ACT to be included on stock certificates. In the event that the Corporation issues shares of stock represented by certificates pursuant to a stockholders request, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the ACT and shall be signed by the officers of the Corporation in the manner permitted by the ACT. Each such certificate will be numbered and signed in a manner that complies with NRS 78.235 of the ACT. Any or all of the signatures on a certificate may be a facsimile signature. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation will send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to NRS 78.235, and with respect to any restrictions on transfer under NRS 78.242 required to be noted on the certificate or in a statement or, with respect to a designation made in accordance with NRS 78.1955, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences, limitations, restrictions and relative rights of each class of stock or series thereof.

SECTION 3. Lost and Destroyed Certificates. If the Corporation issues certificates as set forth in Section 2 of this Article VI, the Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact, satisfactory to the Secretary, by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities or bonds as it deems adequate, to protect the Corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

SECTION 4. Transfer of Shares. Shares of stock of the Corporation will be transferable in the manner prescribed by law, the Articles of Incorporation and in these bylaws. Transfers of shares of stock of the Corporation will be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates will be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Articles of Incorporation or by these bylaws, the Corporation is entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these bylaws.

SECTION 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date will also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting will be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case will also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which will not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VII

GENERAL PROVISIONS

SECTION 1. Checks. All checks or demands for money and notes of the Corporation will be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 2. Fiscal Year. The fiscal year of the Corporation will be July 1 through June 30, unless and until the Board of Directors shall resolve otherwise.

SECTION 3. Seal. The corporate seal will have inscribed thereon the name of the Corporation, the year of its organization and the words ‘‘Corporate Seal, Nevada.’’ The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

SECTION 4. Pronouns. All pronouns used in these bylaws will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

SECTION 5. Reliance upon Books, Reports and Records. Each director, each member of a committee designated by the Board of Directors, and each officer of the Corporation will, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports, or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person or entity as to matters the director, committee member, or officer believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

SECTION 6. Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation will as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

SECTION 7. Severability. Any determination that any provision of these bylaws is for any reason inapplicable, illegal or ineffective will not affect or invalidate any other provision of these bylaws.

SECTION 8. Electronic Transmission. For purposes of these bylaws, ‘‘electronic transmission’’ means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

SECTION 9. Articles of Incorporation. All references in these bylaws to the Articles of Incorporation will be deemed to refer to the Articles of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 10. Defined Terms. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Articles of Incorporation.

ARTICLE IX

AMENDMENTS

Except as otherwise provided by law or by the Articles of Incorporation, these bylaws or any of them may be amended in any respect or repealed at any time, either (a) at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been properly described or referred to in the notice of such meeting, or (b) by the Board of Directors (including at least one of the Sponsor Nominees, for so long as Sponsor has a right to nominate one or more Sponsor Nominees), provided that no amendment adopted by the Board of Directors may vary or conflict with any amendment adopted by the stockholders in accordance with the

Articles of Incorporation and these bylaws. Notwithstanding the foregoing and anything contained in these bylaws to the contrary, Sections 1, 2, 8, and 9 of Article II, Sections 2, 3, and 12 of Article III, and Article IX may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without (a) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the capital stock of the Corporation, voting together as a single class, and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the capital stock of the Corporation, voting together as a single class.

APPENDIX “I” – COMPARISON OF SHAREHOLDERS’ RIGHTS

Set forth below is a summary comparison of material differences between the rights of Shareholders under BCAC’s notice of articles and articles and British Columbia law, on the one hand, and the rights of New VWE Holdco shareholders under New VWE Holdco’s proposed articles of incorporation and bylaws and Nevada law, on the other hand. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents or applicable law and is qualified in its entirety by reference to the full text of each company’s governing documents, as well as the relevant provisions of the BCBCA and NRS, respectively.

BCAC		New VWE Holdco

Authorized Capital Stock

BCAC is currently authorized to issue an unlimited number of Class A Restricted Voting Shares, Class B Shares, common shares, and proportionate voting shares, each without nominal or par value. As of March 11, 2021 there were 36,000,000 Class A Restricted Voting Shares, 9,000,000 Class B Shares, nil common shares, and nil proportionate voting shares outstanding. BCAC’s articles provide that prior to completion of BCAC’s qualifying acquisition BCAC will not issue any common shares or proportionate voting shares and that following the closing of BCAC’s qualifying acquisition BCAC will not issue any Class A Restricted Voting Shares or Class B Shares.

New VWE Holdco common stock. New VWE Holdco will be authorized to issue 200,000,000 shares of New VWE Holdco common stock, no par value per share. Immediately following consummation of the Transaction, New VWE Holdco is expected to have approximately 69,070,372 shares of New VWE Holdco common stock outstanding, assuming no redemptions and no exercise of dissenter’s rights.

New VWE Holdco preferred stock. New VWE Holdco will be authorized to issue 2,000,000 shares of preferred stock, no par value per share. Following consummation of the Merger, New VWE Holdco is not expected to have any preferred stock outstanding.

Rights of Preferred Stock

BCAC does not have preferred stock.

New VWE Holdco’s board of directors may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New VWE Holdco board of directors providing for the issuance of such class or series.

Number and Qualification of Directors

Under BCAC’s articles, the minimum number of directors is three (3) and the maximum number of directors is twenty (20). The number of directors that constitutes the BCAC board of directors is set by ordinary resolution (i.e. a resolution passed by

Subject to the terms of the Investor Rights Agreement, the New VWE Holdco board of directors will consist of not fewer than five nor more than 11 members, with the exact number to be fixed from time to time by resolution of the board of

BCAC

a simple majority of the votes cast by shareholders entitled to vote at the meeting).

Directors need not be shareholders of BCAC.

New VWE Holdco

directors. Pursuant to the Investor Rights Agreement and subject to certain terms and conditions described therein, the Roney Representative and the Sponsor each have rights to designate a certain number of directors based on certain criteria. For more information, see “The Transaction—Other Agreements—Investor Rights Agreement.”

Directors need not be shareholders of New VWE Holdco.

Election of Directors

BCAC’s articles provide that the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in a unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under BCAC’s articles.

Prior to completion of BCAC’s qualifying acquisition, holders of Class A Restricted Voting Shares are not entitled to vote at meetings held only to consider the election and/or removal of directors. Following closing of BCAC’s qualifying acquisition, holders of BCAC’s common shares and proportionate voting shares are entitled to vote at meetings held to consider the election and/or removal of directors.

Subject to the rights, if any, of the holders of any preferred stock and the terms of the Investor Rights Agreement, directors will be elected by shareholders at each annual meeting of shareholders, to hold office for terms expiring at the next annual meeting or shareholders and until their successors are elected and qualified.

Directors elected at meetings of shareholders will be elected by a plurality of the votes cast. If New VWE Holdco does not qualify as a controlled company, the New VWE Holdco board of directors expects to adopt a majority voting policy to the extent required to comply with applicable TSX listing standards. Under such a policy, a director nominee who does not receive the affirmative vote of at least a majority of the votes cast at the meeting in respect of their election will be required to promptly tender their resignation to the chairman of the New VWE Holdco board of directors, to be effective upon acceptance by the board. The Nominating and Governance Committee will consider the director nominee’s offer to resign and then make a recommendation to the New VWE Holdco board of directors whether to accept it.

Removal of Directors

BCAC’s articles provide that the shareholders may remove any director before the expiration of his or her term of office by special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting

Subject to the rights, if any, of the holders of any series of preferred stock and the terms of the Investor Rights Agreement, any director may be removed from office by the shareholders only for cause until the Sunset Date, and, following the

BCAC	New VWE Holdco

on the resolution. The directors may remove any director before the expiration of his or her term of office if: (i) the director is convicted of an indictable offence; (ii) the director is unacceptable to an applicable governmental authority; or (iii) the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Sunset Date, any director may be removed from office by the shareholders with or without cause. At any annual meeting or special meeting of shareholders, the notice of which states that the removal of a director is among the purposes of the meeting and identifies such director, the affirmative vote of the holders of a majority of the voting power of the outstanding voting stock, voting together as a single class, may remove such director for cause.

Notwithstanding the foregoing, (A) no Roney Nominee may be removed from office unless (i) such removal is directed or approved by the Roney Representative or (ii) the Roney Representative’s nomination rights have expired and (B) no Sponsor Nominee may be removed from office unless (i) such removal is directed or approved by the Sponsor or (ii) the Sponsor’s nomination rights have expired, in each case pursuant to the Investor Rights Agreement.

The “Sunset Date” is the date of the first annual meeting of shareholders that is held after the fifth anniversary of the effective date of the New VWE Holdco articles of incorporation.

Voting

BCAC’s articles provide that prior to completion BCAC’s qualifying acquisition, the holders of the Class A Restricted Voting Shares are entitled to vote at all meetings of the shareholders with the exception of meetings held only to consider the election and/or removal of directors and/or auditors and that each Class A Restricted Voting Share is entitled to one vote at such meetings. The holders of Class B Shares are entitled to vote at all meetings of the shareholders and each Class B share is entitled to one vote at such meetings.

Each share of New VWE Holdco common stock is entitled to one vote on all matters properly presented at a meeting of shareholders.

Cumulative Voting

BCAC’s articles do not authorize cumulative voting.	New VWE Holdco’s articles of incorporation will not authorize cumulative voting.

Vacancies on the Board of Directors

BCAC’s articles provide that any casual vacancy occurring in the board of directors may be filled by	Subject to the rights, if any, of any holders of any series of preferred stock and the terms of the

BCAC	New VWE Holdco

the directors. Shareholders may elect, or appoint by ordinary resolution, a director to fill a vacancy.

Investor Rights Agreement, any newly created directorship on the New VWE Holdco board of directors that results from an increase in the number of directors and any vacancy occurring in the New VWE Holdco board of directors will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum.

Special Meeting of the Board of Directors

Not applicable.	Special meetings of the board of directors may be called by the chairman of the board of directors or by the number of directors who then constitute a quorum.

Shareholder Action by Written Consent

Under the BCBCA, a consent resolution by shareholders is deemed to be valid and effective as if it had been passed at a meeting of shareholders as long as it satisfies all of the requirements of the BCBCA and articles of the company. BCAC’s articles provide that if all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.

Subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the shareholders of New VWE Holdco may be taken only at a duly called annual meeting or special meeting of shareholders of the company and may not be taken without a meeting by means of written consent.

Amendment to Charter

Changes to the articles of a company under the BCBCA will be effected by the type of resolution specified in the articles of the company, which, for many alterations, including change of name, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the company’s articles, consent by a special resolution. A proposed amalgamation or continuation of a corporation out of the jurisdiction

In addition to any affirmative vote of the holders of any series of preferred stock required by applicable law, (a) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the voting power of outstanding voting stock and (b) following the Sunset Date, the affirmative vote of the holders of a majority of the voting power of outstanding voting stock, in each case voting together as a single class, will be required to amend, alter, change or repeal, or adopt any provision inconsistent with any of Article V, Article VI, Article VII, Article VIII, Article IX, Article X and Article XI of the New VWE Holdco articles of incorporation.

BCAC	New VWE Holdco

generally requires shareholder approval of such transaction by way of a special resolution.

Amendment of Bylaws

Not applicable. See “Amendment to Charter” above.

Except as otherwise provided by law or the New VWE Holdco articles of incorporation, the New VWE Holdco bylaws may be amended (A) at any meeting of shareholders, provided that any amendment proposed to be acted upon was properly described in the notice of such meeting, or (B) by the board of directors (including at least one of the Sponsor Nominees), provided that no amendment adopted by the board of directors may vary or conflict with any amendment adopted by the shareholders in accordance with the New VWE Holdco articles of incorporation and bylaws.

Notwithstanding the foregoing, Sections 1, 2, 8 and 9 of Article II, Sections 2, 3 and 12 of Article III, and Article IX of the New VWE Holdco bylaws may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without (A) until the Sunset Date, the affirmative vote of the holders of at least 66 2/3% of the capital stock of New VWE Holdco, voting together as a single class, and (B) following the Sunset Date, the affirmative vote of the holders of a majority of the capital stock of New VWE Holdco, voting together as a single class.

Quorum

Board of Directors. Deemed to be set at a majority of the directors. If, however, BCAC has fewer than three (3) directors, all directors must be present at any meeting of the board to constitute a quorum.

Board of Directors. At all meetings of the New VWE Holdco board of directors, a majority of the directors then in office will constitute a quorum for the transaction of business.

Shareholders. Two (2) persons that are, or that represent by proxy, shareholders that, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders the quorum is one (1) person that is, or that represents by proxy, that shareholder, and that shareholder, present in person or by proxy, may constitute the meeting.

Shareholders. The holders of a majority of the shares of New VWE Holdco common stock issued and outstanding and entitled to vote, present in person (or by means of remote communication) or represented by proxy, constitute a quorum at all meetings of New VWE Holdco Shareholders for the transaction of business.

BCAC	New VWE Holdco

Special Shareholder Meetings

If a meeting of shareholders is to be held to consider special business, the notice of meeting must state the general nature of the special business. All business is special business except for business relating to the conduct of or voting at a meeting, consideration of any financial statements presented to the meeting, consideration of any reports of the directors or auditor, the setting or changing of the number of directors, the election or appointment of directors, the appointment of an auditor, the setting of the remuneration of an auditor, business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution and any other business which, under BCAC’s articles or the BCBCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Subject to the rights of the holders of any series of preferred stock, special meetings of shareholders of the company may be called only by the chairman of the board of directors, by the chief executive officer of the company, or by the secretary of the company acting at the request of (i) the chairman, (ii) the chief executive officer, or (iii) a majority of the total number of directors that the company would have if there were no vacancies on the board of directors.

Notice of Shareholder Meetings

Notice of any meeting of shareholders must be provided twenty-one (21) days before the meeting if and for so long as BCAC is a public company and, otherwise, ten (10) days before the meeting.	Notice of any meeting of shareholders will be delivered not less than ten nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at such meeting.

Shareholder Proposals (Other than Nomination of Persons for Election as Directors)

Under the BCBCA, a qualified shareholder (being a person who is a registered owner or beneficial owner of one (1) or more shares of the company that carry the right to vote at general meetings and has been a registered owner or beneficial owner for an uninterrupted period of at least two (2) years before the date of the signing of the proposal) is permitted to submit proposals to the company. Assuming that the proposal is valid, a company that receives a proposal must (i) send to all persons that are entitled to notice of the next annual general meeting in relation to which the proposal is made the text of the proposal, the names and mailing addresses of the submitter and the supporters, and the text of any statement accompanying the proposal; and (ii) allow the submitter to present the proposal, in person or by proxy, at the annual general meeting in relation to which the proposal was made if the submitter is a qualified shareholder

No business may be transacted at an annual meeting of shareholders, other than business that is either (i) specified in New VWE Holdco’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any shareholder of New VWE Holdco who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a shareholder of record at the time such notice is delivered to the Secretary of New VWE Holdco.

BCAC

at the time of that meeting. To be a valid proposal, the proposal must (a) be signed by the submitter, (b) be signed by qualified shareholders who, together with the submitter, are, at the time of signing, registered owners or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the company that carry the right to vote at general meetings, or have a fair market value in excess of the prescribed amount (at present, C$2,000), (c) have been received at the registered office of the company at least three (3) months before the anniversary of the previous year’s annual reference date, and (d) be accompanied by a declaration from the submitter and each supporter.

New VWE Holdco

Shareholder Nominations of Persons for Election as Directors

BCAC’s articles provide that nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, or by any person entitled to vote at such meeting who has given timely notice in proper written form. To be timely, notice must be received by BCAC’s corporate secretary in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time); provided, however, if the first public announcement made by BCAC of the date of the meeting is less than fifty (50) days before the meeting date, notice by the nominating shareholder may be given not later than the close of business on the 15th day following the notice date; and in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the notice date. The notice must include prescribed information in respect of each proposed nominee and each nominating shareholder.

Nominations of persons for election to the New VWE Holdco board of directors may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors only (i) pursuant to the New VWE Holdco notice of meeting, (ii) by or at the direction of the board of directors or any committee thereof or (iii) by any shareholder who was a holder of record at the time the notice provided for in the bylaws is delivered to the secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws.

For a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the secretary. To be timely, a shareholder’s notice to the secretary must be received by the secretary at the principal executive offices of New VWE Holdco not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting of shareholders.

Limitation of Liability of Directors and Officers

Under the BCBCA, directors of a company who vote for or consent to a resolution authorizing the company to: (i) carry on a business or exercise a

To the full extent permitted under Nevada law, a director of New VWE Holdco will not be personally liable to New VWE Holdco or its shareholders for

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power contrary to its articles; (ii) pay an unreasonable commission or allow an unreasonable discount to a person agreeing to procure or purchasing shares of the company; (iii) pay a dividend or purchase, redeem or otherwise acquire shares where the company is insolvent, or (iv) make or give an indemnity to a party contrary to the BCBCA, are jointly and severally liable to restore to the company any amount paid as a result and not otherwise recovered by the company. A director is not liable for any such amount if the director has relied, in good faith, on (i) financial statements represented by an officer of the company or in the written report of the auditor of the company to fairly reflect the financial position of the company; (ii) the written report of a lawyer, accountant, engineer, appraiser or other person whose profession adds credibility to a statement made by that person; (iii) a statement of fact represented to the director by an officer of the company to be correct; or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate.

New VWE Holdco

or with respect to any breach of fiduciary duty or other act or omission as a director.

Indemnification of Directors, Officers, Employees and Agents

BCAC’s articles provide that, subject to the BCBCA, BCAC must indemnify a director or former director of BCAC and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and BCAC must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Under the BCBCA, a director or officer, a former director or officer who acts or has acted at the company’s request as a director or officer of another company is entitled to be indemnified by the company in respect of all costs, charges and expenses reasonably incurred by the person in connection with any legal proceeding or investigative action if (i) the person acted honestly and in good faith with a view to the best interests of the company; and (ii) in the case of an eligible proceeding other than a civil proceeding, the

New VWE Holdco will indemnify, to the fullest extent permitted or required by Nevada law, any person for any proceeding by reason of being a director or officer of New VWE Holdco or, while a director or officer, is or was serving at the request of New VWE Holdco as a director, officer, employee or agent of another entity.

person had reasonable grounds for believing that this conduct was lawful.

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Dividends, Distributions and Stock Repurchases

BCAC’s articles permit the directors, subject to the BCBCA, to from time to time declare and authorize payment of such dividends as they may deem advisable. Under the BCBCA, a dividend in money or property may not be declared or paid if there are reasonable grounds for believing that (i) the company is insolvent; or (ii) the payment of the dividend would render the company insolvent.

Prior to completion of BCAC’s qualifying acquisition, the holders of Class A Restricted Voting Shares and Class B Shares are entitled to receive, and BCAC will pay in equal amounts per share on all Class A Restricted Voting Shares and Class B Shares at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors may from time to time declare in their absolute discretion. Following BCAC’s qualifying acquisition, the holders of common shares and proportionate voting shares are entitled to receive such dividends payable in cash or property of BCAC as may be declared thereon by the board of directors from time to time. The dividend amount per proportionate voting share must equal the amount of the dividend declared per common share, multiplied by one hundred (100), and each fraction of a proportionate voting share will be entitled to the applicable fraction thereof.

Subject to the rights of the holders of any series of preferred stock, holders of shares of New VWE Holdco common stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of New VWE Holdco when, as and if declared thereon by the New VWE Holdco board of directors from time to time out of assets or funds of New VWE Holdco legally available therefor.

Liquidation

In the event of the winding-up or dissolution of BCAC prior to completion of BCAC’s qualifying acquisition, whether voluntary or involuntary, and whether prior to or following the expiry of the Permitted Timeline, the holders of the Class A Restricted Voting Shares will be entitled to receive, before any distribution of any part of the assets of BCAC among the holders of any other shares, for each Class A Restricted Voting Share then outstanding, if any, an amount equal to the Class A automatic redemption price, and no more and the holders of the Class B Shares are entitled to receive the remaining property of BCAC pro-rata. In the

Subject to the rights of the holders of any series of preferred stock, shares of New VWE Holdco common stock will be entitled to receive the assets and funds of New VWE Holdco available for distribution in the event of any liquidation, dissolution or winding up of the affairs of New VWE Holdco, whether voluntary or involuntary.

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event of the winding-up or dissolution of BCAC following BCAC’s qualifying acquisition, whether voluntary or involuntary, or in the event of any other distribution of assets of BCAC to its shareholders for the purposes of winding up its affairs, the holders of the common shares and proportionate voting shares are entitled to participate pari passu on the basis that each proportionate voting share will be entitled to the amount of such distribution per common share multiplied by one hundred (100), and each fraction of a proportionate voting share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole proportionate voting share.

Anti-Takeover Provisions and other Shareholder Protections

Under the BCBCA and BCAC’s articles, the following powers, in addition to others, are available to BCAC to make itself potentially less vulnerable to hostile takeover attempts:

(i) BCAC’s articles include an advance notice provision (see “—Shareholder Nominations of Persons for Election as Directors” above); (ii) any other shareholder proposals must be signed by qualified shareholders who, together with the submitter, are, at the time of signing, registered owners or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the company that carry the right to vote at general meetings, or have a fair market value in excess of the prescribed amount (at present, C$2,000) and must have been received by the company at least three (3) months before the anniversary of the previous year’s annual reference date (see “—Shareholder Proposals (Other than Nomination of Persons for Election as Directors)” above); (iii) special meetings of shareholders can only be called by the board of directors, which may prevent a raider’s ability to call a meeting to make disruptive changes; and (iv) removal of a director of BCAC is by special resolution.

Section 78.411 et seq. of the NRS generally provides that a Nevada corporation which has not “opted out” of coverage by this section in the prescribed manner may not engage in any “combination” with an “interested stockholder” for a period of two years following the date that the stockholder became an “interested stockholder” unless prior to that time the board of directors of the corporation approved either the “combination” or the transaction which resulted in the stockholder becoming an “interested stockholder.” New VWE Holdco does not intend to opt out of these provisions.

In addition, the NRS contains provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights. These laws will apply to New VWE Holdco as of a particular date if New VWE Holdco were to have 200 or more shareholders of record (at least 100 of whom have addresses in Nevada appearing on New VWE Holdco’s stock ledger at all times during the

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New VWE Holdco

90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless the New VWE Holdco articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise.

See “Continuance—Anti-Takeover Effects of Nevada Law and Provisions of New VWE Holdco’s Articles of Incorporation and Bylaws.”

Duties of Directors

Directors of companies governed by the BCBCA must (a) act honestly and in good faith with a view to the best interests of the company; (b) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (c) act in accordance with the BCBCA and the regulations; and (d) subject to items (a) to (c) act in accordance with the articles of the company. No provision in a contract, the memorandum or the articles of a company relives a director from (a) the duty to act in accordance with the BCBCA and the regulations; or (b) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the company.

Under statutory and decisional law, directors of Nevada corporations owe duties of loyalty to the corporation generally described as fiduciary duties. NRS 78.138 provides that the fiduciary duties of directors and officers are to exercise their respective powers in good faith and with a view to the interests of the corporation. Nevada has adopted standards, commonly known as the “business judgment rule,” to govern director decisions and which provide that, except as otherwise provided in subsection 1 of NRS 78.139, directors are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation.

New VWE Holdco’s board of directors may exercise all such authority and powers of New VWE Holdco and do all such lawful acts and things as are not by statute or the New VWE Holdco articles of incorporation directed or required to be exercised or done solely by the shareholders.

Inspection of Books and Records; Shareholder Lists

Inspection. Under the BCBCA, if and to the extent permitted by the articles, a shareholder of the company or any other person may, without charge, inspect all of the records that a company is required to keep. BCAC’s articles provide that unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of BCAC is entitled to inspect or obtain a copy of any accounting records of BCAC.

Shareholder List. Under the BCBCA a company must keep a central securities register at its records office. The central securities register must register

Inspection. NRS 78.257 provides that any person who has been a shareholder of record of the corporation and owns not less than 15 percent of the issued and outstanding shares of the stock of such corporation or has been authorized in writing by the holders of at least 15 percent of its issued and outstanding shares, upon at least 5 days’ written demand, is entitled to inspect during normal business hours the books of account and all financial records of the corporation, to make copies of records, and to conduct an audit of such records.

BCAC

(a) the shares issued by the company, or transferred; and (b) with respect to those shares, (i) the name and last known address of each person to whom those shares have been issued or transferred, (ii) the class, and any series, of those shares, (iii) the number of those shares held by each of the persons referred to in item (i), (iv) the date and particulars of each such issue, and (v) the date and particulars of each such transfer. In addition, every company with more than one-hundred (100) shareholders must, unless the central securities register is in a form constituting itself an index, keep an index of the names of the shareholders of the company as a part of its central securities register. Under the BCBCA, if and to the extent permitted by the articles, a shareholder of the company or any other person may, without charge, inspect a company’s central securities register.

New VWE Holdco

Shareholder List. NRS 78.105 provides that any person who has been a shareholder of record of the corporation for at least six months immediately preceding the demand, or any person holding, or authorized by holders of, at least five percent of the corporation’s outstanding shares, upon at least five days’ written demand is entitled to inspect during normal business hours the stock ledger of the corporation containing the names and addresses of persons that are shareholders of the corporation.

Choice of Forum

Not applicable.

The New VWE Holdco articles of incorporation provide that, unless New VWE Holdco consents in writing to an alternative forum, (a) the Second Judicial District Court, in and for the State of Nevada, located in Washoe County, Nevada will, to the fullest extent permitted by law, be the sole and exclusive forum for any derivative action brought on behalf of the company, any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or shareholder to the company or to the company’s shareholders, or any action arising pursuant to any provision of NRS Chapter 78 or the New VWE Holdco articles of incorporation or bylaws; and (b) subject to the foregoing, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Notwithstanding the foregoing, such provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.